Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265952

PROXY STATEMENT FOR

SPECIAL MEETING IN LIEU OF 2022 ANNUAL MEETING OF STOCKHOLDERS OF KLUDEIN I ACQUISITION CORP.

AND

PROSPECTUS

FOR

UP TO 55,011,883 SHARES OF CLASS A COMMON STOCK OF
KLUDEIN I ACQUISITION CORP.

Dear KludeIn I Acquisition Corp. Stockholder:

On May 18, 2022, KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), entered into an Agreement and Plan of Merger (as amended on November 3, 2022, December 23, 2022 and January 17, 2023, and as may be further amended and/or restated from time to time, the “Merger Agreement”) with Paas Merger Sub 1 Inc., a Delaware corporation and wholly-owned subsidiary of KludeIn (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly-owned subsidiary of KludeIn (“Merger Sub 2”), and Near Intelligence Holdings Inc., a Delaware corporation (“Near Holdings”). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, immediately prior to the consummation (the “Closing”) of the transactions contemplated by the Merger Agreement (i) Merger Sub 1 will merge with and into Near, with Near surviving the merger as a wholly-owned subsidiary of KludeIn (the “First Merger”) and (ii) immediately following the First Merger, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). In connection with the Mergers, KludeIn will change its corporate name to “Near Intelligence, Inc.” (which we sometimes refer to as “New Near”). In this proxy statement/prospectus, references to “Near” mean Near Holdings prior to the consummation of the Mergers and mean New Near after the consummation of the Mergers. We refer to the Mergers and the other transactions described in the Merger Agreement collectively herein as the “Business Combination”.

Prior to the effective time of the First Merger (the “First Effective Time”), Near Pte. Ltd., a Singapore corporation (“N Sing”), will distribute the capital stock of Near received by it in the Contribution (as defined in this proxy statement/prospectus) to all of the shareholders of N Sing, such that all of the shareholders of N Sing will constitute and become the sole stockholders of Near and the capital stock and ownership structure of Near will reflect the share capital and ownership structure of N Sing on a 1,000:1 basis as provided in the Contribution Documents (as defined in this proxy statement/prospectus) at the time of such distribution (the “Reorganization”).

At the First Effective Time, (i) each share of Near’s capital stock outstanding as of immediately prior to the First Effective Time will be converted into a right to receive a number of KludeIn Class A Shares determined on the basis of a conversion ratio (the “Conversion Ratio”) derived from an implied equity value for Near of $575,000,000 plus the aggregate amount of the proceeds of the Permitted Equity Financing (as defined in this proxy statement/prospectus) (if any), (ii) each outstanding Near restricted stock unit (whether vested or unvested) will be assumed by KludeIn and converted into a restricted share unit for KludeIn Class A Shares (each, an “Assumed RSU”) to be issued under the 2023 Plan (as defined below), and such Assumed RSUs will continue to be subject to substantially the same terms and conditions set forth in the Near 2022 Employee Restricted Stock Unit Plan, (iii) each outstanding Near warrant (whether vested or unvested) will be assumed by KludeIn and converted into a corresponding warrant to purchase KludeIn Class A Shares (each, an “Assumed Warrant”), and such Assumed Warrants will continue to have and be subject to substantially the same terms and conditions as were applicable to such Near warrant immediately prior to the First Effective Time. As of September 30, 2022, the Conversion Ratio was approximately 113.896.

At the effective time of the Second Merger (the “Second Effective Time”), (i) each membership interest of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time will remain outstanding as a membership interest of the Merger Sub 2 and (ii) all shares of common stock of Merger Sub 1 will no longer be outstanding and shall automatically be cancelled and will cease to exist without any consideration being payable therefor. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement” of this proxy statement/prospectus for additional information and a summary of certain terms of the Merger Agreement.

Based on the Conversion Ratio of approximately 113.896 as of September 30, 2022, the total number of KludeIn Class A Shares expected to be issued in connection with the Business Combination (not including shares that will be issuable upon exercise of the applicable options, restricted stock unit awards or warrants), is 55,011,883 KludeIn Class A Shares, and these KludeIn Class A Shares are expected to represent approximately 92.1%, of the issued and outstanding KludeIn Class A Shares immediately following the closing of the Business Combination, assuming no KludeIn Class A Shares are redeemed in connection with the Business Combination, and approximately 93.1% of the issued and outstanding KludeIn Class A Shares immediately following the closing of the Business Combination, assuming the maximum number of KludeIn Class A Shares are redeemed in connection with the Business Combination. The foregoing amounts of percentage ownership will change (x) if the actual facts differ from the assumptions set forth above and (y) depending on whether any Permitted Equity Financing or Transaction Financing is consummated. KludeIn’s officers and directors have agreed, for no additional consideration, to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of KludeIn Common Stock they may hold.

KludeIn’s Units, Class A Common Stock and public warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”). Each unit consists of one KludeIn Class A Share and one-half of one redeemable warrant. We intend to list New Near’s common stock and warrants on Nasdaq under the symbols “NIR” and “NIRWW”, respectively, upon the closing of the Business Combination.

KludeIn will hold a special meeting in lieu of the 2022 annual meeting of KludeIn stockholders (the “Special Meeting”) to consider matters relating to the proposed Business Combination. KludeIn and Near cannot complete the Business Combination unless KludeIn’s stockholders consent to the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the issuance of KludeIn Class A Shares to be issued in connection with the Business Combination. KludeIn is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

The Special Meeting will be held on March 20, 2023, at 10:00 a.m., Eastern Time. In light of the ongoing COVID-19 pandemic and to support the well-being of KludeIn’s stockholders, management, employees and the community, the Special Meeting will be virtual. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live audio webcast by visiting https://www.cstproxy.com/kludein/2023. You will need the control number that is printed on your proxy card to enter the Special Meeting. KludeIn recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF KLUDEIN COMMON STOCK YOU OWN. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote online at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The board of directors of KludeIn has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that KludeIn’s stockholders vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the election of the director nominees, and “FOR” the Adjournment Proposal (if necessary). Each such proposal is described in this proxy statement/prospectus.

This proxy statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about KludeIn and Near and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 54 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you. Events occurring prior to the Special Meeting may require us to supplement this proxy statement/prospectus, in which case you are encouraged to read such supplement along with this proxy statement/prospectus.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Morrow Sodali, KludeIn’s proxy solicitor, at (866) 662-5200 or email Morrow Sodali at INKA.info@investor.morrowsodali.com.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE KLUDEIN REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO KLUDEIN’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR STOCK CERTIFICATES TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

February 13, 2023	Sincerely,
/s/ Narayan Ramachandran
Narayan Ramachandran
Chief Executive Officer and Chairman

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination, the issuance of KludeIn Class A Shares in connection with the Business Combination or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated February 13, 2023, and is first being mailed to stockholders of KludeIn on or about February 14, 2023.

KLUDEIN I ACQUISITION CORP.
1096 Keeler Avenue
Berkeley, CA 94708
(650) 246-9907

NOTICE OF SPECIAL MEETING IN LIEU OF 2022 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 20, 2023

TO THE STOCKHOLDERS OF KLUDEIN I ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2022 annual meeting of KludeIn stockholders (the “Special Meeting”), of KludeIn I Acquisition Corp., a Delaware corporation (which is referred to as “KludeIn” and, following the closing of the Business Combination, “New Near”), will be held virtually, conducted via live audio webcast at 10:00 a.m., Eastern Time, on March 20, 2023. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live audio webcast by visiting https://www.cstproxy.com/kludein/2023. You will need the control number that is printed on your proxy card to enter the Special Meeting. KludeIn recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person. You are cordially invited to attend the Special Meeting for the following purposes:

1.      Proposal No. 1 — The NTA Proposal — To consider and vote on amendments to the current Amended and Restated Certificate of Incorporation of KludeIn (the “Existing Charter”), which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by KludeIn, prior to the consummation of the proposed Business Combination, to remove from the Existing Charter (i) the limitation on share repurchases prior to the consummation of a business combination that would cause KludeIn’s net tangible assets (“NTA”) to be less than $5,000,001 following such repurchases, and (ii) the limitation that KludeIn shall not consummate a business combination if it would cause KludeIn’s NTA to be less than $5,000,001 either immediately prior or subsequent to the consummation of such business combination. A copy of the NTA Amendments to the Existing Charter is attached to this proxy statement/prospectus as Annex A. Proposal No. 1 is referred to in the proxy statement/prospectus as the “NTA Proposal”;

2.      Proposal No. 2 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger, dated as of May 18, 2022 (as amended on November 3, 2022, December 23, 2022 and January 17, 2023, and as may be further amended and/or restated from time to time, the “Merger Agreement”), by and among KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), Paas Merger Sub 1 Inc., a Delaware corporation and wholly-owned subsidiary of KludeIn (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly-owned subsidiary of KludeIn (“Merger Sub 2”), and Near Intelligence Holdings Inc., a Delaware corporation (“Near”), pursuant to which (i) Merger Sub 1 will merge with and into Near, with Near surviving the merger as a wholly-owned subsidiary of KludeIn (the “First Merger”), and (ii) immediately following the First Merger, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the other transactions described in the Merger Agreement, the “Merger”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B-1. Proposal No. 2 is referred to in the proxy statement/prospectus as the “Business Combination Proposal”;

3.      Proposal No. 3 — The Charter Proposal — To consider and vote upon a proposal to approve the proposed amended and restated certificate of incorporation of New Near in the form attached to the proxy statement/prospectus as Annex C (the “Proposed Charter”). Proposal No. 3 is referred to in the proxy statement/prospectus as the “Charter Proposal”;

4.      Proposal No. 4 — The Governance Proposals — To consider and vote upon, on a non-binding advisory basis, certain governance provisions in the proposed New Near Charter, presented separately in accordance with the U.S. Securities and Exchange Commission (“SEC”) requirements (Proposals No. 4.A through 4.E). Proposal No. 4 is referred to in the proxy statement/prospectus as the “Governance Proposals”:

•        Proposal No. 4.A: Number of Authorized Shares

•        Proposal No. 4.B: No Class Vote on Changes in Authorized Number of Stock

•        Proposal No. 4.C: Required Vote to Amend the Proposed Bylaws

•        Proposal No. 4.D: Limitation of Exclusive Forum Provision

•        Proposal No. 4.E: Update of Other Provisions

5.      Proposal No. 5 — The Nasdaq Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq Capital Market listing rules, the issuance of more than 20% of KludeIn’s issued and outstanding common stock in connection with the Common Stock Financing (as defined below). Proposal No. 5 is referred to in the proxy statement/prospectus as the “Nasdaq Proposal”;

6.      Proposal No. 6 — The Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the 2023 Plan, a copy of which is attached to the proxy statement/prospectus as Annex D. Proposal No. 6 is referred to in the proxy statement/prospectus as the “Equity Incentive Plan Proposal”;

7.      Proposal No. 7 — The Director Election Proposal — To consider and vote upon the election of five (5) directors, who, upon consummation of the Business Combination, will constitute all the members of the board of directors of New Near. Proposal No. 7 is referred to in the proxy statement/prospectus as the “Director Election Proposal”; and

8.      Proposal No. 8 — The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, at the determination of the KludeIn Board. Proposal No. 8 is referred to in the proxy statement/prospectus as the “Adjournment Proposal”.

Only holders of record of KludeIn Common Stock at the close of business on February 10, 2023, the record date established by the KludeIn Board for the Special Meeting (the “Record Date”), are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of KludeIn stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of KludeIn for inspection by KludeIn’s stockholders during ordinary business hours for any purpose germane to the Special Meeting. The eligible KludeIn stockholder list will also be available at that time on the Special Meeting website for examination by any stockholder attending the Special Meeting live audio webcast.

Pursuant to KludeIn’s certificate of incorporation, KludeIn will provide holders of KludeIn Class A Shares (“public stockholders”), with the opportunity to redeem their KludeIn Class A Shares included as part of the units sold in KludeIn’s IPO for cash equal to their pro rata share of the aggregate amount on deposit in the trust account (the “Trust Account”), calculated as of two business days prior to the consummation of the transactions contemplated by the Merger Agreement (including interest earned on the funds held in the Trust Account and not previously released to KludeIn to pay taxes) upon the closing of the transactions contemplated by the Merger Agreement. For illustrative purposes, based on funds in the Trust Account of approximately $6.4 million on February 10, 2023, the record date for the Special Meeting, the estimated per share redemption price would have been approximately $10.44, including interest not previously released to KludeIn to pay taxes. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any such stockholder’s affiliates or any other person with whom such stockholder is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the KludeIn Class A Shares sold in KludeIn’s IPO. KludeIn Prime LLC, a Delaware limited liability company (the “Sponsor”), and KludeIn’s officers and directors have agreed, for no additional consideration, to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of KludeIn Common Stock they may hold. Currently, the Sponsor and KludeIn’s officers and directors own approximately 87.5% of KludeIn’s common stock, consisting of the KludeIn Class B Shares, initially purchased by the Sponsor in a private placement (together with the KludeIn Class A Shares issuable upon the conversion thereof, the “Founder Shares”). The Sponsor and KludeIn’s directors and officers have agreed to vote any shares of KludeIn Common Stock held by them in favor of the Business Combination Proposal.

Approval of the Business Combination Proposal, the Governance Proposals (each of which is a non-binding, advisory vote), the Nasdaq Proposal and the Equity Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class, at a meeting at which a quorum is present. Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. Approval of the NTA Proposal and the Charter Proposal require the affirmative vote of the holders of a majority of the outstanding KludeIn Common Stock, voting together as a single class, at a meeting at which a quorum is present. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of KludeIn Common Stock, voting together as a single class, regardless of whether a quorum is present.

As of February 10, 2023, the record date for the Special Meeting, there was approximately $6.4 million in the Trust Account (including interest not previously released to the Company to pay taxes). KludeIn intends to use such funds in the Trust Account for the purposes of consummating a business combination within the time period described in the proxy statement/prospectus and KludeIn’s Existing Charter and to pay an estimated $25 million in transaction fees and expenses in connection with the consummation of the Business Combination.

Redemptions of KludeIn Class A Shares by its public stockholders will decrease the amount in the Trust Account. Unless the NTA Proposal is approved, KludeIn will only redeem KludeIn Class A Shares if KludeIn has at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act, or any successor rule) immediately prior to or upon consummation of the Business Combination. In addition, under the terms of the Merger Agreement, Near’s obligation to complete the Business Combination is conditioned upon, among other things, KludeIn having cash and cash equivalents, at least equal to $95,000,000 (after deducting any amounts paid to KludeIn’s stockholders that exercise their redemption rights in connection with the Business Combination and subject to other terms set forth in the Merger Agreement).

Consummation of the Business Combination is conditioned on the approval of each of the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote. It is important for you to note that in the event that the Required Proposals do not receive the requisite vote for approval, then the Business Combination may not be consummated. If KludeIn does not consummate the Business Combination and fails to complete an initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the public stockholders. The proxy statement/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Special Meeting. Please review the accompanying proxy statement/prospectus carefully. On January 6, 2023, KludeIn held a meeting (the “Second Extension Meeting”), at which KludeIn’s stockholders approved the extension of the expiration of the period in which it must complete a business combination from January 11, 2023 to April 11, 2023. In connection with the Second Extension Meeting, stockholders holding 9,786,530 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $6.376 million remained in the Trust Account. Following redemptions, KludeIn has 617,864 Public Shares outstanding.

The KludeIn Board has set February 10, 2023 as the record date for the special meeting in lieu of the 2022 annual meeting of KludeIn stockholders. Only holders of record of shares of KludeIn Common Stock at the close of business on February 10, 2023 will be entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Special Meeting may attend the meeting virtually and is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of KludeIn Common Stock.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF KLUDEIN COMMON STOCK YOU OWN. Whether or not you plan to attend the Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The board of directors of KludeIn has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the election of the director nominees, and “FOR” the Adjournment Proposal (if necessary).

If you have any questions or need assistance with voting, please contact KludeIn’s proxy solicitor, Morrow Sodali, at (800) 662-5200 or email Morrow Sodali at INKA.info@investor.morrowsodali.com.

If you plan to attend the Special Meeting and are a beneficial investor who owns your shares of KludeIn Common Stock through a bank or broker, you will need to contact Continental Stock Transfer & Trust Company to receive a control number. Please read carefully the sections in the proxy statement/prospectus regarding attending and voting at the Special Meeting to ensure that you comply with these requirements.

February 13, 2023	BY ORDER OF THE BOARD OF DIRECTORS
/s/ Narayan Ramachandran
Narayan Ramachandran
Chief Executive Officer and Chairman

i

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by KludeIn, constitutes a prospectus under Section 5 of the Securities Act with respect to certain securities of KludeIn to be issued in connection with the Business Combination described below and a notice of meeting and a proxy statement of KludeIn under Section 14(a) of the Exchange Act for the special meeting in lieu of the 2022 annual meeting of KludeIn stockholders.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about KludeIn from documents filed with the SEC that have not been included in or delivered with this proxy statement/prospectus. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find Additional Information.”

KludeIn files reports, proxy statements, prospectuses and other information with the SEC as required by the Exchange Act. You can read KludeIn’s SEC filings, including this proxy statement/prospectus as well as its Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus of if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact us by telephone or in writing:

KludeIn I Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708
Telephone: (650) 246-9907

You may also obtain these documents or obtain proxy cards or other information related to the proxy solicitation by requesting them in writing or by telephone from our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and brokers can call collect: (203) 658-9400
Email: INKA.info@investor.morrowsodali.com

You will not be charged for any of the documents that you request.

See the section of this proxy statement/prospectus titled “Where You Can Find More Information” for further information.

Information contained on KludeIn’s website or any other website is expressly not incorporated by reference into this proxy statement/prospectus.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting, or no later than March 13, 2023.

BASIS OF PRESENTATION AND GLOSSARY

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires:

•        “2023 Plan” means the 2023 Equity Incentive Plan of New Near, a copy of which is attached to this proxy statement/prospectus as Annex E;

•        “Ancillary Document(s)” means any agreement, instrument or document attached to the Merger Agreement as an exhibit and the other agreements, certificates and instruments to be executed or delivered by any of the parties to the Merger Agreement in connection with or pursuant to the Merger Agreement or in furtherance of the consummation of the Mergers and the other transactions contemplated by the Merger Agreement;

•        “broker non-vote” means the failure of a KludeIn stockholder, who holds his, her or its shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee;

•        “Business Combination” means the transactions contemplated by the Merger Agreement, including the Mergers;

•        “Closing” means the consummation of the Business Combination;

•        “Closing Date” means the date on which the Closing occurs;

•        “Commencement” means the initial satisfaction of all of the conditions set forth in the Common Stock Purchase Agreement;

•        “Commencement Date” means the date of the Commencement;

•        “Contribution” means the contribution by N Sing of the assets specified in the Contribution Documents to Near in exchange for all of the capital stock of Near pursuant to the terms and conditions of the Contribution Documents;

•        “Contribution Documents” means the contribution agreement, by and between Near and N Sing (together with all agreements, deeds, instruments or other documents to implement and effect the Contribution);

•        “COVID-19” shall mean SARS-CoV-2 and its disease commonly known as COVID-19, and any evolutions or additional strains, variations or mutations thereof or any related or associated epidemics, pandemic or disease outbreaks;

•        “Existing Charter” means KludeIn’s amended and restated certificate of incorporation in effect prior to the Mergers;

•        “First Extension Meeting” means the special meeting of KludeIn stockholders, which was held on July 7, 2022, at which KludeIn stockholders voted to extend the period in which KludeIn must complete its initial business combination from July 11, 2022 to January 11, 2023;

•        “First Effective Time” means the date and time the certificate of merger evidencing the First Merger is accepted for filing by the Secretary of State of the State of Delaware;

•        “First Merger” means the merger of Merger Sub 1 with and into Near, with Near being the surviving company in such merger;

•        “Founder Shares” means the 4,312,500 KludeIn Class B Shares, initially purchased by the Sponsor in a private placement, and the KludeIn Class A Shares issuable upon the conversion thereof;

•        “GAAP” means generally accepted accounting principles in the United States of America;

•        “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•        “Insiders” means the Sponsor and the officers and directors of KludeIn who hold Founder Shares;

•        “IPO Underwriters” means BTIG, LLC and I-Bankers Securities, Inc., the underwriters in KludeIn’s IPO;

•        “KludeIn” means KludeIn I Acquisition Corp., a Delaware corporation, before giving effect to the Mergers;

•        “KludeIn Board” means KludeIn’s board of directors prior to the Mergers;

•        “KludeIn Class A Common Stock” or “Class A Common Stock” means KludeIn’s Class A common stock, par value $0.0001 per share;

•        “KludeIn Class B Common Stock” or “Class B Common Stock” means KludeIn’s Class B common stock, par value $0.0001 per share;

•        “KludeIn Class A Shares” means shares of KludeIn Class A Common Stock;

•        “KludeIn Class B Shares” means shares of KludeIn Class B Common Stock;

•        “KludeIn Common Stock” means, collectively, KludeIn Class A Common Stock and KludeIn Class B Common Stock;

•        “KludeIn’s IPO”, “the IPO” or “our IPO” means the initial public offering of KludeIn completed on January 11, 2021;

•        “KludeIn Units” means the units sold in the IPO, with each unit consisting of one KludeIn Class A Share and one half of one redeemable Public Warrant;

•        “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (x) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (y) the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the Ancillary Documents; provided, however, that for purposes of clause (x) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial, banking or securities markets (including changes in interest rates) or general economic, social or political conditions in the country or region in which such person or any of its subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such person or any of its subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such person and its subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or any epidemic, pandemic, plague or other outbreak of illness or disease or public health event (including COVID-19) or any COVID-19 measures or any changes or prospective changes in such COVID-19 measures or changes or prospective changes in the interpretation, implementation or enforcement thereof or the worsening thereof; (v) any failure in and of itself by such person and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (vi), with respect to KludeIn, the consummation and effects of the Redemption (or any redemption of KludeIn Class A Shares in connection with extension(s) of the deadline by which KludeIn must complete its initial business combination in accordance with KludeIn’s organizational documents and the prospectus in connection with its IPO (an “Extension”)); (vii) the announcement or the existence of, compliance with or performance under, the Merger Agreement and the Ancillary Documents or the transactions contemplated by the Merger Agreement and thereby, including the impact thereof on the relationships, contractual or otherwise, of Near or any of its subsidiaries with employees, labor unions, works councils or other labor organizations, customers, suppliers or partners; (viii) any actions taken at the written request or with the written consent of KludeIn (including e-mail or other forms of electronic communications) or (ix) any changes or prospective changes after the date of the Merger Agreement in applicable law (or official interpretations, implementation or enforcement thereof by a governmental authority), excluding GAAP or any other accounting principles (or authoritative interpretations thereof); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i), (ii), (iii), (iv) and (ix), immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person or any of its subsidiaries compared to other participants in the industries and geographic location in which such person or any of its subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to KludeIn, the amount of the Redemption (or any redemption in connection with the Extension, if any) (each as defined in the Merger Agreement) or the failure to obtain the KludeIn Stockholder Approval will not be deemed to be a Material Adverse Effect on or with respect to KludeIn;

•        “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of May 18, 2022, by and among KludeIn, Merger Sub 1, Merger Sub 2 and Near (as amended on November 3, 2022, December 23, 2022 and January 17, 2023, and as may be further amended and/or restated from time to time). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B-1;

•        “Merger Agreement Amendment No. 1” means the amendment to the Merger Agreement, dated as of November 3, 2022, by and between KludeIn, Merger Sub 1, Merger Sub 2, and Near. A copy of Merger Agreement Amendment No. 1 is attached to this proxy statement/prospectus as Annex B-2;

•        “Merger Agreement Amendment No. 2” means the amendment to the Merger Agreement, dated as of December 23, 2022, by and between KludeIn, Merger Sub 1, Merger Sub 2, and Near. A copy of Merger Agreement Amendment No. 2 is attached to this proxy statement/prospectus as Annex B-3;

•        “Merger Agreement Amendment No. 3” means the amendment to the Merger Agreement, dated as of January 17, 2023, by and between KludeIn, Merger Sub 1, Merger Sub 2, and Near. A copy of Merger Agreement Amendment No. 3 is attached to this proxy statement/prospectus as Annex B-4;

•        “Merger Agreement Amendments” means Merger Agreement Amendment No. 1, Merger Agreement Amendment No. 2 and Merger Agreement Amendment No. 3, collectively;

•        “Merger Sub 1” means Paas Merger Sub 1 Inc., a Delaware corporation and a wholly-owned subsidiary of KludeIn;

•        “Merger Sub 2” means Paas Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of KludeIn;

•        “Mergers” means, collectively, the First Merger and the Second Merger;

•        “Minimum Cash Condition” means the condition that upon the Closing, KludeIn shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any funded Transaction Financing, prior to the payment of KludeIn’s unpaid Purchaser Transaction Expenses due at the Closing and before repayment of any loans owed by KludeIn to the Sponsor or other amounts due at the Closing, at least equal to Ninety-Five Million U.S. Dollars ($95,000,000) less the aggregate amount of proceeds of any Permitted Equity Financing and any Permitted Debt that is available to any Target Company following the Closing that previously has been drawn down by any Target Company prior to the Closing, including amounts in escrow that would be eligible to be requested by any Target Company following the Closing and amounts that may be requested by any Target Company following the Closing that are contingent upon the occurrence of specified events or the satisfaction of certain conditions precedent, whether or not such events actually occur or such conditions ultimately are satisfied;

•        “Morrow Sodali” means Morrow Sodali LLC, our proxy solicitor in connection with the Special Meeting;

•        “N Sing” means Near Pte. Ltd., a Singapore corporation;

•        “Nasdaq” means the Nasdaq Capital Market;

•        “Near” means Near Pte. Ltd., a Singapore corporation, prior to the Reorganization and means Near Intelligence Holdings Inc. following the Reorganization and prior to the Mergers;

•        “Near Platform” means Near’s data intelligence platform;

•        “New Near” means Near Intelligence, Inc. (formerly KludeIn I Acquisition Corp.) after giving effect to the Mergers;

•        “New Near Board” means the board of directors of New Near following the Business Combination;

•        “New Near Charter” or “Proposed Charter” means the second amended and restated certificate of incorporation of New Near to be adopted at the Closing, a copy of which is attached to this proxy statement/prospectus as Annex C;

•        “New Near Common Stock” means New Near’s common stock, par value $0.0001 per share;

•        “Permitted Debt” means indebtedness incurred by any Target Company after the date of the Merger Agreement from third parties, including third party investors, banks or financial institutions, consisting of (i) any outstanding Indebtedness of the Target Companies for borrowed money as of the November 3, 2022 (which amount, for the avoidance of doubt, also shall include any indebtedness of the Target Companies as of the date of the Merger Agreement, any premium, original issue discount and upfront fees, accrued interest and fees and expenses incurred in connection with an exchange, extension, renewal, repayment, replacement or refinancing of the existing Indebtedness) and (ii) up to One Hundred Million U.S. Dollars $100,000,000 of original principal amount of indebtedness for borrowed money (plus any premium, original issue discount and upfront fees, accrued interest and fees and expenses incurred in connection with the incurrence of such new Indebtedness) incurred by the Target Companies on or after November 3, 2022, pursuant to the Financing Agreement (as defined below) and any other financing agreements entered into with the prior written consent of KludeIn (which consent shall not be unreasonably withheld, conditioned or delayed) from one or more third parties as may be agreed upon in writing (e-mail being sufficient) from time to time between KludeIn and Near.

•        “Permitted Equity Financing” means an equity financing transaction or series of equity financing transactions entered into by Near on or after the date hereof, by way of issuance, subscription or sale, which results in cash proceeds to Near prior to the First Effective Time in an amount not exceeding $50,000,000, in exchange for shares of Near securities (excluding, for the avoidance of doubt, any instrument issued by Near in connection with the Permitted Debt (as defined in the Merger Agreement));

•        “Permitted Secondary Sales” means a transaction or a series of transactions entered into by any institutional Near stockholder to sell its securities of Near, so long as such transaction(s) would not reasonably be expected to result in a change of control of Near or otherwise reasonably be expected to prohibit, delay, impede or otherwise have a material adverse effect on the Business Combination or any other transactions contemplated by the Merger Agreement and the Ancillary Documents;

•        “Private Placement Warrants” means the 5,200,000 warrants at a price of $1.00 per warrant issued to the Sponsor in a private placement simultaneously with the closing of the IPO;

•        “Proposed Bylaws” means the amended and restated bylaws of New Near to be adopted at the Closing, a copy of which is attached to this proxy statement/prospectus as Annex D;

•        “Public Shares” means the KludeIn Class A Shares sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

•        “Public Warrants” means the warrants sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

•        “Redemption” means the right of the holders of Public Shares to redeem all or a portion of their Public Shares (in connection with the transactions contemplated by the Merger Agreement or otherwise) as set forth in KludeIn’s Existing Charter and bylaws;

•        “Reorganization” means the distribution, prior to the First Effective Time, by N Sing of the capital stock of Near received by it in the Contribution to all of the shareholders of N Sing, such that all of the shareholders of N Sing will constitute and become the sole stockholders of Near and the capital stock and ownership structure of Near will reflect the share capital and ownership structure of N Sing on a 1,000:1 basis as provided in the Contribution Documents at the time of such distribution;

•        “Required Proposals” means, collectively, the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal;

•        “RSU Plan” means Near Intelligence Holdings Inc. 2022 Employee Restricted Stock Unit Plan;

•        “SEC” means the U.S. Securities and Exchange Commission;

•        “Second Effective Time” means the date and time the certificate of merger evidencing the Second Merger is accepted for filing by the Secretary of State of the State of Delaware;

•        “Second Extension Meeting” means the special meeting of KludeIn stockholders, which was held on January 6, 2023, at which KludeIn stockholders voted to extend the period in which KludeIn must complete its initial business combination from January 11, 2023 to April 11, 2023;

•        “Second Merger” means the merger of Near with and into Merger Sub 2 with Merger Sub 2 being the surviving company in the merger;

•        “Securities Act” means the U.S. Securities Act of 1933, as amended;

•        “Special Meeting” means the special meeting in lieu of the 2022 annual meeting of KludeIn stockholders to be held in connection with the Business Combination and at which KludeIn’s stockholders will be asked to consider and vote upon, among other matters, a proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby;

•        “Sponsor” means KludeIn Prime LLC, a Delaware limited liability company;

•        “Target Companies” means Near and its direct and indirect subsidiaries;

•        “Transaction Financing” means any equity or debt financing of KludeIn entered into between the date of the Merger Agreement and the Closing, including, without limitation, pursuant to any equity subscription agreement or any non-redemption agreements from existing stockholders of KludeIn which may include non-redemption agreements from existing stockholders of KludeIn or other actions to minimize redemptions from the Trust Account, provided that (i) any such financing results in cash proceeds to KludeIn at or prior to the Closing, (ii) such financing does not constitute Purchaser Transaction Expenses and will not be repaid in whole or in part prior to or at the Closing, and (iii) KludeIn has obtained Near’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed);

•        “Transaction Proposals” means, collectively, the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal the Director Election Proposal and the Adjournment Proposal; and

•        “Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Warrants.

Unless specified otherwise, amounts in this proxy statement/prospectus are presented in United States (“U.S.”) dollars.

Beneficial ownership throughout this proxy statement/prospectus is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security, including options and warrants and other convertible securities that are currently exercisable or exercisable within 60 days.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes market and industry data and forecasts that KludeIn has derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and KludeIn’s internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Although KludeIn believes that these third-party sources are reliable, neither KludeIn nor Near nor any of their affiliates or representatives guarantees the accuracy or completeness of this information, and neither KludeIn nor Near nor any of their affiliates or representatives has independently verified this information. Some market data and statistical information are also based on Near’s good faith estimates, which are derived from Near management’s knowledge of its industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this proxy statement/prospectus, including the size of Near’s total addressable market and Near’s size or position and the positions of Near’s competitors within these markets, are based on estimates of Near management. These estimates have been derived from Near management’s knowledge and experience in the markets in which it operates, as well as information obtained from surveys, reports by market research firms, Near’s customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which Near operates and have not been verified by independent sources. References herein to Near being a leader in a market or product category refer to Near’s belief that it is building one of the world’s leading data intelligence companies, unless the context otherwise requires. In addition, the discussion herein regarding Near’s various end markets is based on how Near defines the end markets for its products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Near’s internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which Near operates and Near management’s understanding of industry conditions. Although Near believes that such information is reliable, Near has not had this information verified by any independent sources. The estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the section entitled “Risk Factors — Risks Related to Near’s Business and Industry and New Near Following the Business Combination” and elsewhere in this proxy statement/prospectus.

TRADEMARKS AND SERVICE MARKS

Near believes it owns or has rights to trademarks, service marks or trade names that it uses in connection with the operation of its business. In addition, Near’s names, logos and domain names are its service marks or trademarks. Near does not intend its use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of Near by, any other companies.

Solely for convenience, the trademarks, service marks and trade names referred to in this proxy statement/prospectus are used without the ® and ™ symbols, but such references are not intended to indicate, in any way, that Near will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks and trade names appearing in this proxy statement/prospectus are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to expectations regarding future financial performance, business strategies or expectations for KludeIn’s business, and the timing and KludeIn’s ability to complete the Business Combination. Forward-looking statements can often be identified by the use of words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” or similar expressions or the negative thereof. Specifically, forward-looking statements may include statements relating to:

•        KludeIn’s ability to consummate the Business Combination;

•        the expected benefits of the Business Combination;

•        the future financial and operational performance of, and anticipated financial impact on, New Near following the Business Combination; and

•        New Near’s expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and KludeIn and Near managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of KludeIn, Near and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing KludeIn’s or Near’s views as of any subsequent date. KludeIn does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

KludeIn stockholders should not place undue reliance on these forward-looking statements in deciding how to vote (or instruct the voting of) their shares in connection with the Business Combination. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against KludeIn following announcement of the proposed Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of the KludeIn stockholders or to satisfy other conditions to the Closing in the Merger Agreement;

•        the ability to obtain or maintain the listing of New Near Common Stock or New Near warrants on Nasdaq following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations of Near as a result of the announcement and consummation of the transactions described herein;

•        costs related to the Business Combination;

•        other risks and uncertainties discussed elsewhere in this proxy statement/prospectus, including in the section entitled “Risk Factors.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the proposals to be considered at the Special Meeting, including the Business Combination Proposal, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including the Annexes and accompanying financial statements of KludeIn and Near. The Merger Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. The Merger Agreement is attached hereto as Annex B-1 and is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination Proposal — The Merger Agreement.” This proxy statement/prospectus also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The Parties to the Business Combination

KludeIn

KludeIn is a blank check company incorporated as a corporation in Delaware on September 24, 2020 and formed for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

On January 11, 2021, KludeIn completed its IPO of 17,250,000 KludeIn Units. Each KludeIn Unit consists of one KludeIn Class A Share and one-half of one redeemable warrant to purchase one KludeIn Class A Share. The KludeIn Units were sold at an offering price of $10.00 per unit, generating gross proceeds of $172.5 million (before underwriting discounts and commissions and offering expenses).

Simultaneously with the consummation of KludeIn’s IPO, KludeIn consummated the sale of 5,200,000 warrants at a price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $5.2 million, with each warrant being exercisable to purchase one KludeIn Class A Share at a price of $11.50 per share. A total of $172,500,000, comprised of $169,050,000 of the proceeds from the IPO and $3,450,000 of the proceeds of the sale of the Private Placement Warrants was placed in the Trust Account in connection with the consummation of the IPO.

On May 24, 2022, KludeIn and Near determined that additional time may be needed to complete regulatory review for the proposed Business Combination. The parties agreed that KludeIn should seek approval from its stockholders for an extension of up to six months to close the Business Combination. It was also determined that, in order to incentivize KludeIn’s public stockholders to support the extension, approximately $0.03 per Public Share per month should be deposited into the Trust Account for each Public Share that was not redeemed in connection with the stockholder meeting to approve such extension. KludeIn initially requested that Near provide extension funding for several reasons, primarily to minimize stockholder concerns about the ability to consummate an extension, because the funding was pre-committed, and more importantly to demonstrate that Near was committed to the Business Combination. Additionally, Near, which had already invested a significant amount time and resources into preparing for a public listing via the proposed Business Combination, believed that the opportunity cost of terminating the proposed Business Combination was higher than the incremental financing to support the extension. As such, Near was willing to loan to KludeIn the cash needed solely to fund $0.03 per Public Share per month not redeemed, to deposit into the Trust Account, and to be repaid upon the consummation of KludeIn’s initial business combination.

While Near was willing to fund the $0.03 per Public Share per month, Near’s debt instruments included covenants that prohibited the release of such funds in the form of a loan to KludeIn to be deposited into the Trust Account. Upon discussion and an understanding of the situation, the Sponsor agreed to fund the extension funds.

On July 7, 2022, KludeIn’s stockholders approved the First Extension Amendment, extending the date by which KludeIn must consummate its initial business combination from July 11, 2022 to January 11, 2023 (or such earlier date following the Prescribed Extension Period as determined by the KludeIn Board). On January 6, 2023, KludeIn’s stockholders approved the Second Extension Amendment, extending the date by which KludeIn must consummate its initial business combination from January 11, 2023 to April 11, 2023 (or such earlier date as determined by the KludeIn Board). If KludeIn’s initial business combination is not consummated by April 11, 2023, then KludeIn’s existence will terminate, and KludeIn will distribute amounts in the Trust Account as provided in KludeIn’s Existing Charter. In connection with the First Extension Amendment, KludeIn stockholders holding 6,845,606 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result,

$68,488,348 (approximately $10.00 per share) was removed from the Trust Account to pay such holders. In connection with the First Extension Amendment, on July 7, 2022, KludeIn issued a promissory note (the “Extension Note”) in the aggregate principal amount of up to $2,060,070 (the “Extension Funds”) to the Sponsor, pursuant to which the Sponsor agreed to provide KludeIn with equal installments of the Extension Funds, or $343,345, to be deposited into the Trust Account for each month in which the date by which KludeIn must consummate its initial business combination is extended, from July 11, 2022 until January 11, 2023.

On November 23, 2022, following the entry into the Financing Agreement (as defined below), and the release of certain covenants related to Near, as Blue Torch took over as the senior secured lender. As such, Near was able to, and agreed to, fund the extension funds starting November 2022. Near committed to loan certain of the Extension Funds to KludeIn, and KludeIn issued a promissory note (the “Near Extension Note”), dated as of November 18, 2022, in the aggregate principal amount of up to $686,690, to Near. The Near Extension Note relates to the final two payments of the Extension Funds of $343,345 each. As of February 10, 2023, an aggregate of $2,060,070 has been drawn down on the Extension Note and the Near Extension Note and deposited into the Trust Account to cover the six months of the extension.

In connection with the Second Extension Meeting, stockholders holding 9,786,530 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $6.376 million remained in the Trust Account. Following redemptions, KludeIn has 617,864 Public Shares outstanding.

The KludeIn Units, KludeIn Class A Shares and Public Warrants are listed on Nasdaq under the symbols “INKAU,” “INKA” and “INKAW,” respectively. The mailing address of KludeIn’s principal executive office is 1096 Keeler Avenue, Berkeley, California 94708 and its telephone number is (650) 246-9907. Following the Business Combination, KludeIn will change its name to “Near Intelligence, Inc.” New Near will apply for the listing of its common stock and warrants on Nasdaq under the proposed symbols NIR and NIRWW, respectively. New Near will not have units traded following the consummation of the Business Combination. There is no assurance that New Near will be able to satisfy Nasdaq listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination.

Merger Sub 1

Paas Merger Sub 1 Inc. (or Merger Sub 1) was formed as a corporation under the laws of the State of Delaware on April 21, 2022 and is currently a wholly-owned subsidiary of KludeIn. Merger Sub 1 was formed for the purpose of effectuating the First Merger described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement. Near will be the surviving entity in the First Merger, as contemplated by the Merger Agreement and described herein.

The mailing address of the principal executive office of the Merger Sub 1 is 1096 Keeler Avenue, Berkeley, California 94708 and its telephone number is (650) 246-9907.

Merger Sub 2

Paas Merger Sub 2 LLC (or Merger Sub 2) was formed as a limited liability company under the laws of the State of Delaware on April 21, 2022 and is currently a wholly-owned subsidiary of KludeIn. Merger Sub 2 was formed for the purpose of effectuating the Second Merger described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement. Merger Sub 2 will be the surviving entity in the Second Merger, as a wholly-owned subsidiary of KludeIn, as contemplated by the Merger Agreement and described herein.

The mailing address of the principal executive office of the Merger Sub 2 is 1096 Keeler Avenue, Berkeley, California 94708 and its telephone number is (650) 246-9907.

Near

Founded in 2012, Near is a global, full stack data intelligence software-as-a-service (“SaaS”) platform that stitches and enriches data on people and places from which its customers can derive actionable intelligence of consumer behavior to help its customers make meaningful decisions.

Every business needs to know their customers in order to thrive. Generally, businesses struggle to accurately understand their consumers, their competition, and what marketing is effective. It is a problem that is expensive to solve and the solutions are often unreliable and untimely. Near’s platform (the “Near Platform”) is designed to provide accurate and comprehensive information on people, places, and products generating marketing and operational intelligence on consumer behavior and human movement to enable enterprises to make informed and rapid strategic decisions.

Near products are designed to enhance customer revenue and return on investment through the use of marketing and operational intelligence. The Near Platform’s patented technology gathers data on an estimated 1.6 billion unique user IDs and 70 million points of interest in more than 44 countries. Near calculates the 1.6 billion unique users ID estimate by dividing the total number of connected devices in Near’s Platform by the average number of connected devices each user owns. As of September 30, 2022, the Near Platform gathers information from 2.6 billion unique devices based on a unique device identifier. According to the research report written by bankmycell.com, https://www.bankmycell.com/blog/how-many-phones-are-in-the-world#:~:text=According%20to%20Statista%2C%20the%20current,world’s%20population%20owns% 20a%20smartphone, the average person owns 1.63 connected devices. Dividing 2.6 billion connected devices in Near’s Platform by the average number of connected devices each user owns (1.63 devices) results in an estimated unique user total of 1.6 billion.

Near has listings of more than 70 million unique points of interest in the Near Platform, which is any specific place or location point on a map that someone might find interesting or useful identified by a unique address. Near determines and gathers points of interest by uploading specific locations from partners, purchasing location specific coordinates, or manually mapping points of interest into the Near Platform. It can be a restaurant, a hotel or a tourist attraction, or it can be ordinary places like gas stations, sport stadiums or movie theaters.

Near’s PROXIMA ID database includes information an enterprise owns and collects about its own customers (first-party data) and information collected by external applications and other companies (third-party data) to aggregate a large scale store of consumer behavior data using multiple consumer identifiers, such as mobile ad IDs, hashed email addresses and cookie IDs into one unified persistent identifier. The identifier is then enriched using our CARBON software function with attributes such as age range, gender, income range, brand affinities, behavior profiles and online interests that collectively round out the picture of the specific consumer. This enriched data set provides actionable marketing intelligence and operational intelligence through our Allspark and Pinnacle products, respectively.

Near also seeks to ensure that individual privacy remains a central focus. Near seeks to ensure that our Near Platform and its products are materially compliant with applicable privacy regulations, including the EU Cookie Directive, General Data Protection Regulations (“GDPR”) and the California Consumer Protection Act (“CCPA”). Near undertakes extensive privacy audits at regular intervals that are certified by recognized privacy certification companies such as Truste and ePrivacy. Furthermore, our PROXIMA ID database does not rely solely on third-party cookies or Identifier for Advertisers (“IDFA”), but is able to provide a persistent identifier for individual devices by connecting various real-world and online signals of consumers using data from various sources like hashed emails, demographics, mobility patterns and more, while respecting a consumer’s rights to control. Even though Near has no direct interaction with the end customers, Near provides for privacy notices, opt-out, do not sell my data and other options to end customers that are necessary under the applicable privacy laws. Near ensures that its data providers obtain necessary consent from the end users to be shared with Near. In the event a data partner gets a request from an end customer to delete their data, the data partner relays that information to Near and Near in turn deletes the data of such end user ensuring opt-out and deletion requests are met in accordance with the applicable privacy laws.

Near has a global presence, with its business being bifurcated in two distinct markets, one being the U.S. region and the other the International region (rest of the world except U.S.). Majority of Near’s customers and revenue come from the U.S. region. As of September 30, 2022, the U.S. region accounts for 66% of Near’s revenue and the international region accounts for the rest of the revenue.

The Near Platform is used by multiple global enterprise companies across various countries to make better decisions and reach their target customers. Near’s customers include some of the largest and best-known companies in their respective sectors. Near’s customers operate in multiple verticals, including business services, retail, real-estate, automotive, media and technology, hospitality, and travel and tourism. Our customers range from some of the largest global enterprises all the way down to small businesses. Consequently, Near believes the market for the Near Platform represents a significant and underpenetrated market opportunity today, as the business intelligence and analytics platform industry is estimated to be approximately $38 billion in 2021 (according to https://www.emergenresearch.com/industry-report/business-intelligence-and-analytics-platforms-market), of which Near estimates $23 billion of that market is addressable by Near’s data intelligence platform. Near arrives at the estimate of $23 billion by deducting from the $38 billion total estimated market size revenues from verticals that the current Near offerings don’t address, such as Education, Energy and Healthcare.

The mailing address of the principal executive office of Near is 100W Walnut St, STE A-4, Pasadena, California 91124.

The Business Combination

The terms and conditions of the Business Combination are contained in the Merger Agreement (as amended by the Merger Agreement Amendments, and as may be further amended and supplemented from time to time). A copy of the Merger Agreement is attached as Annex B-1 and a copy of the Merger Agreement Amendments are attached as Annex B-2, Annex B-3 and Annex B-4 to this proxy statement/prospectus. We encourage you to read the Merger Agreement (as amended by the Merger Agreement Amendments, and as may be further amended and supplemented from time to time) carefully, as it is the legal document that governs the Business Combination.

Upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, the DLLCA and other applicable law, (i) Merger Sub 1 will merge with and into Near, with Near surviving the merger as a wholly-owned subsidiary of KludeIn, and (ii) immediately following the First Merger, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity and continuing as a wholly-owned subsidiary of KludeIn.

The Reorganization

Prior to the execution of the Merger Agreement, Near and N Sing entered into the Contribution Documents and consummated the Contribution.

On June 13, 2022, N Sing distributed the capital stock of Near received by it in the Contribution to all of the shareholders of N Sing, thereby ensuring that all of the shareholders of N Sing become the sole stockholders of Near and the capital stock and ownership structure of Near reflected the share capital and ownership structure of N Sing on a 1,000:1 basis as provided in the Contribution Documents at the time of such distribution (the “Reorganization”).

Business Combination Consideration

The KludeIn securities (the “Merger Consideration”) payable to Near security holders from KludeIn at the First Effective Time will have an aggregate value equal to, without duplication, (i) the Company Base Value (as defined below), (ii) minus (or plus, if negative), the closing net debt of Near as of the close of business of Near one business day prior to the Closing Date (the “Reference Time”), (iii) (x) plus, in the event that the closing net working capital amount of Near as of the Reference Time exceeds the target net working capital amount of Near equal to $5,000,000, the difference between the closing net working capital amount and the target net working capital amount of Near, or (y) minus, in the event that the closing net working capital amount of Near as of the Reference Time is less than the target net working capital amount of Near equal to $5,000,000, the difference between the Closing net working capital amount of Near and the target net working capital amount of Near, and (iv) minus the amount of any unpaid transaction expenses of Near.

The “Company Base Value” is an amount equal to $575,000,000 plus the amount of any Permitted Equity Financing.

At the First Effective Time, the Merger Consideration to be paid to the Near equity holders will be paid solely by the delivery of new KludeIn securities in accordance with the conversion ratio equal to the quotient of (x) the Merger Consideration, divided by (y) the product of (i) the fully-diluted capital stock of Near (treating Near’s preferred stock and convertible securities on an as-exercised and/or as-converted basis (and, solely with respect to Near’s convertible securities, calculated using the treasury stock method of accounting), but excluding any securities of Near held by any Target Company immediately prior to the Closing) immediately prior to the Closing, multiplied by (ii) $10.00 (the “Conversion Ratio”). In accordance with the terms and subject to the conditions of the Merger Agreement, (i) each share of Near’s capital stock outstanding as of immediately prior to the First Effective Time will be converted into a right to receive a number of KludeIn Class A Shares (with each valued at $10.00 per share), (ii) each outstanding Near restricted stock unit (whether vested or unvested) will be assumed by KludeIn and converted into a restricted share unit for KludeIn Class A Shares (each, an “Assumed RSU”) to be issued under the 2023 Plan, and such Assumed RSUs will continue to be subject to substantially the same terms and conditions set forth in the RSU Plan, (iii) each outstanding Near warrant (whether vested or unvested) will be assumed by KludeIn and converted into a corresponding warrant to purchase KludeIn Class A Shares (each, an “Assumed Warrant”), and such Assumed Warrants will continue to have and be subject to substantially the same terms and conditions as were applicable to such Near warrant immediately prior to the First Effective Time. As of September 30, 2022, the Conversion Ratio was approximately 113.896.

At the Second Effective Time, each membership interest of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a membership interest of the Merger Sub 2 and (ii) all shares of common stock of Near, as the surviving entity of the First Merger, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Consideration to Near Equityholders in the Business Combination” for additional information.

Organizational Structure

The following diagram depicts the current organizational structure of KludeIn.

For more information about the ownership interests of the Insiders, including the Sponsor, prior to the First Merger, see the section entitled “Beneficial Ownership of Securities”

The following diagram depicts the organizational structure of Near following the Reorganization.

The following diagram depicts the organizational structure of New Near immediately upon completion of the Business Combination.

Near Intelligence Inc.
(USA)
Near Intelligence LLC - 100%
(USA)
Near Intelligence Pte. Ltd. (SG) - 100%
Near North America Inc. (USA) - 100%
Near Americas Inc. (USA) - 100%
[DORMANT]
Near Intelligence SAS (France) - 100%
Near Intelligence Pvt. Ltd. (India) - 100%
Near Intelligence Pty. Ltd. (Australia) -
100%

Upon the consummation of the Business Combination the ownership of New Near will be as set forth in the tables below pursuant to the redemption scenarios under which (i) no additional Public Shares are redeemed and (ii) the maximum number of Public Shares are redeemed:

Assuming No Redemption	Assuming Maximum Redemption
The equityholders of Near will own 55,011,883 shares of New Near Common Stock, representing approximately 92.1% of the total shares outstanding.	The equityholders of Near will own 55,011,883 shares of New Near Common Stock, representing approximately 93.1% of the total shares outstanding.
KludeIn’s public stockholders will own 617,864 shares of New Near Common Stock, representing approximately 1.0% of the total shares outstanding.	KludeIn’s public stockholders will own no shares of New Near Common Stock, representing approximately 0.0% of the total shares outstanding.
The Sponsor and KludeIn’s directors and officers will own 4,075,000 shares of New Near Common Stock, representing approximately 6.9% of the total shares outstanding.	The Sponsor and KludeIn’s directors and officers will own 4,075,000 shares of New Near Common Stock, representing approximately 6.9% of the total shares outstanding.

The number of shares and percentage interests set forth above are based on scenarios under which (i) no additional Public Shares are redeemed and (ii) the maximum number of Public Shares are redeemed. This maximum redemption scenario assumes that 617,864 KludeIn’s Public Shares subject to redemption are redeemed for an aggregate payment of approximately $6.4 million. For an illustration of the number of shares and percentage interests outstanding under scenarios that assume redemptions under different redemption scenarios of the Public Shares, see the section entitled “— Equity Ownership Upon Closing.”

Conditions to Closing of the Business Combination

The Merger Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the stockholders of KludeIn and Near; (ii) approvals of, or completion of any filings required to be made with, any governmental authorities; (iii) no law or order preventing the Business Combination; (iv) the members of the post-Closing board of directors of KludeIn having been elected or appointed as of the Closing, consistent with the requirements of the Merger Agreement; and (v) the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC without any stop order or similar order being in effect with respect to such registration statement.

In addition, unless waived by Near, the obligations of Near to consummate the Business Combination are subject to the satisfaction of the following additional conditions to Closing: (i) the representations and warranties of KludeIn being true and correct as of the date of the Merger Agreement and the Closing Date, except to the extent made as of a particular date (subject to Material Adverse Effect qualifiers where applicable); (ii) KludeIn having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the Closing Date; (iii) the absence of any Material Adverse Effect with respect to KludeIn since the date of the Merger Agreement which is continuing and uncured; (iv) fulfillment of the Minimum Cash Condition; (v) Near having received a copy of the Proposed Charter filed by KludeIn with the Secretary of State of the State of Delaware; (vi) KludeIn having delivered to Near customary certificates and other Closing deliverables; and (vii) the KludeIn Class A Shares to be issued in connection with the Business Combination having been approved for listing on the Nasdaq, subject only to official notice of issuance.

Unless waived by KludeIn, the obligations of KludeIn and the Merger Subs to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions: (i) the representations and warranties of Near being true and correct as of the date of the Merger Agreement and the Closing Date, except to the extent made as of a particular date (subject to the Material Adverse Effect qualifiers); (ii) Near having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the Closing Date; (iii) the absence of any Material Adverse Effect with respect to Near and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; (iv) Near having delivered to KludeIn customary certificates and other Closing deliverables; and (v) the Lock-Up Agreements, A&R Registration Rights Agreement and Non-Competition Agreements being in full force and effect in accordance with the terms thereof as of the Closing.

Covenants of the Parties

Exclusive Dealing

Subject to certain exceptions, prior to the Closing or termination of the Merger Agreement, each of KludeIn and Near agreed to be subject to certain exclusivity obligations.

No Change of Recommendation of the KludeIn Board

The KludeIn Board agreed not to change its board recommendation to its stockholders unless in response to a Purchaser Intervening Event (as defined below).

A “Purchaser Intervening Event” means any change, event, circumstance, occurrence, effect, development or state of facts (a) that is materially adverse to the business, assets, operations or prospects of Near and its subsidiaries, taken as a whole, (b) that was not known by, or the consequences of which were not reasonably foreseeable to, the KludeIn Board as of the date of the Merger Agreement and that becomes known to, or the consequences of which become reasonably foreseeable to, the KludeIn Board after the date of the Merger Agreement and prior to the approval of the Required Proposals being obtained from the KludeIn stockholders (the “KludeIn Stockholder Approval”) and (c) that does not relate to an acquisition proposal or alternative transaction; provided, however, that (i) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in determining whether a Material Adverse Effect with respect to the Company has occurred or would reasonably be expected to occur pursuant to clauses (i), (ii), (iii), (iv), (v), and (viii) of the definition thereof and (ii) any change in the price or trading volume of KludeIn Units, the KludeIn Class A Shares or Public Warrants shall, in case of each of clauses (a) to (c) of this definition, be excluded for purposes of determining whether a Purchaser Intervening Event has occurred.

Extensions

KludeIn agreed to seek to obtain the approval of its stockholders to extend the deadline by which it must complete its initial business combination for a period of up to six months (such extension, the “Permitted Extension”; such period, the “Permitted Extension Period”), with such extension to be effectuated on a monthly basis, provided that KludeIn has agreed under the Merger Agreement to seek such extension for the first three monthly periods of the Permitted Extension Period (such first three monthly periods of the Permitted Extension Period, the “Prescribed Extension Period”).

On July 7, 2022, KludeIn’s stockholders approved the First Extension Amendment, extending the date by which KludeIn must consummate its initial business combination from July 11, 2022 to January 11, 2023 (or such earlier date following the Prescribed Extension Period as determined by the KludeIn Board). On January 6, 2023, KludeIn’s stockholders approved the Second Extension Amendment, extending the date by which KludeIn must consummate its initial business combination from January 11, 2023 to April 11, 2023 (or such earlier date as determined by the KludeIn Board). If KludeIn’s initial business combination is not consummated by April 11, 2023, then KludeIn’s existence will terminate, and KludeIn will distribute amounts in the Trust Account as provided in KludeIn’s Existing Charter. In connection with the First Extension Amendment, KludeIn stockholders holding 6,845,606 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $68,488,348 (approximately $10.00 per share) was removed from the Trust Account to pay such holders. In connection with the First Extension Amendment, on July 7, 2022, KludeIn issued the Extension Note in the aggregate principal amount of up to $2,060,070 to the Sponsor, pursuant to which the Sponsor agreed to provide KludeIn with equal installments of the Extension Funds, or $343,345, to be deposited into the Trust Account for each month in which the date by which KludeIn must consummate its initial business combination is extended, from July 11, 2022 until January 11, 2023. On November 23, 2022, following the entry into the Financing Agreement (as defined below), and the release of certain covenants related to Near, Near committed to loan certain of the Extension Funds to KludeIn, and KludeIn issued the Near Extension Note. The Near Extension Note relates to the final two payments of the Extension Funds of $343,345 each. As of February 10, 2023, an aggregate of $2,060,070 has been drawn down on the Extension Note and the Near Extension Note and deposited into the Trust Account to cover the six months of the extension.

In connection with the Second Extension Meeting, stockholders holding 9,786,530 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $6.376 million remained in the Trust Account. Following redemptions, KludeIn has 617,864 Public Shares outstanding.

Near Stockholder Approval

Near has agreed that as promptly as reasonably practicable after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC and, in any event within one business day of its effectiveness, it will obtain the approval by its stockholders that hold at least the requisite number of issued and outstanding shares of Near capital stock required for the authorization and approval of and consent to, the execution, delivery and performance of the Merger Agreement and each of the ancillary documents to which Near is or is required to be a party or bound, and the consummation of the Business Combination, including the First Merger in accordance with the Delaware General Corporation Law (the “DGCL”) and Near’s governing documents (the “Near Stockholder Approval”).

See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” for additional information.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•        by the mutual written consent of KludeIn and Near;

•        by either KludeIn or Near if any of the conditions to Closing have not been satisfied or waived by April 11, 2023 (the “Outside Date”);

•        by either KludeIn or Near if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination such order or other action has become final and non-appealable (and so long as the terminating party’s failure to comply with any provision of the Merger Agreement has not been a substantial cause of, or substantially resulted in, such action by such governmental authority);

•        by either KludeIn or Near in the event of the other party’s uncured breach or if any representation or warranty shall have become untrue or inaccurate, if such breach or inaccuracy would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement) and is uncured and continuing;

•        by KludeIn if there has been a Material Adverse Effect on the Target Companies taken as a whole following the date of the Merger Agreement that is uncured and continuing;

•        by either KludeIn or Near if KludeIn does not obtain the KludeIn Stockholder Approval at a special meeting held by KludeIn;

•        by either KludeIn or Near if Near holds a meeting of its stockholders and Near’s stockholders have voted (or has solicited its stockholders’ written consent) but the Near Stockholder Approval was not obtained; and

•        by Near if the KludeIn Board (x) changes, withdraws, withholds, amends, qualifies or modifies, or (privately or publicly) proposes to change, withdraw, withhold, amend, qualify or modify, its determination that the Business Combination is fair, advisable and in the best interests of KludeIn and its stockholders, its approval of the Business Combination, or the recommendation to KludeIn’s stockholders in favor of the approval and adoption of the Merger Agreement for any reason in a manner adverse to Near, or (y) fails to include such recommendation in the proxy statement/prospectus in connection with the Business Combination.

Material U.S. Federal Income Tax Consequences to KludeIn Stockholders

For a discussion of the material U.S. federal income tax considerations for holders of KludeIn Class A Shares with respect to the Business Combination and the exercise of their redemption rights, see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations” for additional information. The consequences of the Business Combination and/or a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, certain of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. Stockholders, warrant holders and other interested parties are urged to read such Related Agreements in their entirety.

Near Stockholder Voting and Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn and Near have entered into Voting and Support Agreements (collectively, the “Near Stockholder Support Agreements”) with (i) N Sing, as the sole Near stockholder before the completion of the Reorganization, and (ii) certain N Sing shareholders, who will become the Near stockholders upon the completion of the Reorganization, holding shares of Near capital stock sufficient to approve the Business Combination (“Near Support Stockholders”). Under the Near Stockholder Support Agreements, each Near Support Stockholder agreed to vote all of such stockholder’s securities of Near in favor of the Merger Agreement and the other matters to be submitted to Near stockholders for approval in connection with the Business Combination and each such Near Support Stockholder has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination, in each case in the manner and subject to the conditions set forth in the Near Stockholder Support Agreements, and to provide a proxy to KludeIn to vote such Near securities accordingly. The Near Stockholder Support Agreements prevent transfers of Near securities held by such Near Support Stockholders between the date of the Near Stockholder Support Agreements and the date of the completion of the Reorganization or the date of the completion of the Reorganization and Closing Dare, as applicable, except for certain permitted transfers where the transferee also agrees to comply with the Near Stockholder Support Agreements.

Sponsor Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn and Near have entered into a Sponsor Voting and Support Agreement (as amended, the “Sponsor Support Agreement”) with the Sponsor. Under the Sponsor Support Agreement, the Sponsor agreed to vote all of the Sponsor’s securities of KludeIn in favor of the Merger Agreement and the other matters to be submitted to KludeIn stockholders for approval in connection with the Business Combination and the Sponsor has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination, in each case in the manner and subject to the conditions set forth in the

Sponsor Support Agreement, and to provide a proxy to Near to vote such KludeIn shares accordingly. The Sponsor also agreed to waive its anti-dilution rights with respect to the KludeIn Class B Shares held by the Sponsor and redemption right with respect to its KludeIn securities. The Sponsor Support Agreement prevent transfers of KludeIn securities held by the Sponsor thereto between the date of the date of the Sponsor Support Agreement and the Closing Date, except for certain permitted transfers where the transferee also agrees to comply with the Sponsor Support Agreement.

On December 23, 2022, in connection with Merger Agreement Amendment No. 2, the Sponsor Support Agreement was amended. Pursuant to such amendment, the Sponsor agreed that, upon and subject to the Closing, the Sponsor will forfeit for no consideration, 237,500 Founder Shares owned by the Sponsor (the “Sponsor Forfeiture”).

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn entered into lock-up agreements with (i) the N Sing shareholders (who will become Near stockholders after the Reorganization) (the “Shareholder Lock-Up Agreements”) and (ii) certain Near executive and senior officers and certain N Sing shareholders that are controlled by Near executive officers (the “Insider Lock-Up Agreements” and collectively with the Shareholder Lock-Up Agreements, the “Lock-Up Agreements”).

Pursuant to the Insider Lock-Up Agreements, Near’s executive officers and certain N Sing shareholders that are controlled by Near executive officers, who hold 128,850 shares of Near Common Stock on an as-converted basis, representing approximately 26.7% of Near’s outstanding equity, agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of (i) the one (1)-year anniversary of the Closing and (ii) subsequent to the Closing, (x) if the reported closing price of the KludeIn Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date following the Closing on which KludeIn completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of KludeIn’s stockholders having the right to exchange their KludeIn Class A Shares for cash, securities or other property: (A) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any KludeIn restricted securities, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such KludeIn restricted securities, or (C) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (A) or (B) above is to be settled by delivery of the KludeIn restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the transferee takes the shares subject to the restrictions in the Insider Lock-Up Agreement).

Pursuant to the Shareholder Lock-Up Agreements, certain other significant Near stockholders and Near senior officers, who hold 313,338 shares of Near Common Stock on an as-converted basis, representing approximately 64.9% of Near’s outstanding equity, in the aggregate, agreed not to take any action as described in aforementioned clauses (A) to (C) with respect to any KludeIn securities commencing from the Closing and ending on the earlier of (i) 180 days of the Closing and (ii) the date following the Closing on which KludeIn completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of KludeIn’s stockholders having the right to exchange their KludeIn Class A Shares for cash, securities or other property (in each case, subject to certain limited permitted transfers where the transferee takes the shares subject to the restrictions in the Shareholder Lock-Up Agreement).

Waiver of Certain Lock-Up Restrictions

On January 17, 2023, KludeIn determined to offer a one-time waiver of the restrictions under the Lock-Up Agreements (the “Notice of Waiver”) with certain Holders solely with respect to certain securities of Near held by such Holders (“Released Securities”), such that the restrictions under the Lock-Up Agreements with such Holders will no longer apply to such Released Securities. The Released Securities consist of 7.5% of the total number of shares of capital stock of Near held by such Holders as of the date of the Notice of Waiver, equal to an aggregate of 23,453 shares of Near (which shall be converted into a different number of securities of the Purchaser at the Closing pursuant to the terms of the Merger Agreement). KludeIn determined to release the Released Securities from the lock-up restrictions in order to assist KludeIn with satisfying Nasdaq listing requirements as of the Closing. In particular, the release of the lock-up restrictions will enable KludeIn to satisfy the listing requirements with respect to the market value of unrestricted publicly held shares and unrestricted round lot shareholders. All other Restricted Securities held by such Holders will remain fully subject to the Lock-Up Agreements in all respects, and the Lock-Up Agreements will remain unchanged and in full force and effect. Holders who are executive officers of Near will not have any of their Restricted Securities released from the lock-up restrictions contained in their respective Lock-Up Agreements.

A&R Registration Rights Agreement

In connection with the Closing, the existing Registration Rights Agreement, dated as of January 6, 2021, between KludeIn and the Sponsor will be amended and restated and New Near, the Sponsor, and certain persons and entities holding securities of Near prior to the Closing (collectively, together with the Sponsor, the “Reg Rights Holders”) will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, New Near will agree that, within 30 days after the Closing, New Near will file with the SEC (at New Near’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and New Near will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, but in no event later than 60 days (or 90 days if the SEC notifies New Near that it will review the Resale Registration Statement). In certain circumstances, each of the Reg Rights Holders can demand up to two underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the A&R Registration Rights Agreement.

Non-Competition and Non-Solicitation Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain individuals who are expected to be directors and/or officers of the Target Companies following the Closing entered into Non-Competition and Non-Solicitation Agreements (the “Non-Competition Agreements”) in favor of Near and KludeIn and their direct and indirect subsidiaries through the Closing. Under the Non-Competition Agreements, the signatory thereto agrees not to compete with KludeIn, Near and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

Financing Agreement

On November 4, 2022, (the “Financing Effective Date”) Near entered into that certain Financing Agreement (as amended, the “Financing Agreement”; capitalized terms used in this section but not otherwise defined herein have the same definitions given to such terms in the Financing Agreement) as borrower with certain of its subsidiaries party thereto as guarantors, the lenders party thereto, and Blue Torch Finance LLC, as administrative agent and collateral agent. The Financing Agreement provides for senior secured term loans (“Loans”) in an initial principal amount of up to $100 million (the “Term Loan Commitments Loans”). The proceeds of the Term Loan Commitments Loans may be used for general corporate purposes and to refinance certain of Near’s existing credit facilities. Near’s obligations under the Financing Agreement are or will be guaranteed by certain of its domestic and foreign subsidiaries meeting materiality thresholds set forth in the Financing Agreement. Such obligations, including the guarantees, are secured by substantially all of the personal property of Near and the subsidiary guarantors.

Borrowings under the Financing Agreement accrue interest at a floating rate per annum equal to the Adjusted Term SOFR plus 9.75% (subject to a floor set at 3.891%) or the Reference Rate, plus 8.75%, as the case may be and as such terms are defined in the Financing Agreement. Borrowings under the Financing Agreement are scheduled to mature on November 4, 2026. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the Financing Agreement at a per annum rate equal to 2.00% above the interest rate otherwise applicable to such obligations.

Under the terms of the Financing Agreement, Near established a controlled account (the “Specified Account”) into which $46 million of the proceeds of the total funded amount of the Term Loan Commitments Loans were deposited. Upon the satisfaction of certain conditions (including no Default or Event of Default existing and Near maintaining the First Lien Leverage Ratios specified in the Financing Agreement), Near may request that funds credited to the Specified Account are released from the Specified Account to be used by Near. Upon the occurrence and continuance of any Event of Default or if the Business Combination does not occur on or prior to March 31, 2023 (or such later date as may be agreed by the Administrative Agent (as such term is defined in the Financing Agreement) in its sole discretion), then the funds credited to the Specified Account may be released and applied to prepay the Loans.

As a condition subsequent to the Financing Effective Date, Near agreed that the Business Combination would be consummated on or before March 31, 2023 (a) in accordance with the terms of the Merger Agreement, in all material respects, and at a pre-money enterprise value of at least $675 million and (b) the sum of net cash proceeds from subordinated indebtedness, the issuance of additional equity securities and the Trust Account shall be at least $20 million

((a) and (b) together, the “Business Combination Conditions”). On December 27, 2022, Near, the Guarantors and Required Lenders party thereto and Blue Torch Finance LLC, entered into a combined consent to amend the Merger Agreement and amendment to the Financing Agreement (the “Consent and Amendment No. 1 to the Financing Agreement”) to modify the conditions subsequent to the Financing Agreement so the Business Combination can be consummated at a pre-money enterprise value of at least $575 million instead of $675 million.

In the event the Business Combination Conditions are not met, on or before May 31, 2023, Near shall receive net cash proceeds of at least $50,000,000 from the issuance of subordinated indebtedness or equity interests (the “Alternative Subsequent Financing Condition”). The failure to meet either the Business Combination Conditions or the Alternative Subsequent Financing Condition before the applicable date will result in a mandatory prepayment event of Near’s outstanding obligations pursuant to the Financing Agreement. However, the failure to meet either the Business Combination Condition or the Alternative Subsequent Financing Condition will not result in an event of default if the mandatory prepayment is made within three business days following the date on which a condition subsequent was not performed.

Near is required to pay customary fees and costs in connection with the Financing Agreement, including a commitment fee in an amount equal to 3.00% of the aggregate Term Loan Commitments on the Financing Effective Date, a $250,000 loan servicing fee annually and an exit fee in an amount equal to 1.95% of the aggregate Term Loan Commitments as of the Effective Date to be paid upon termination of the Financing Agreement or the acceleration of the Loan.

The Financing Agreement requires that Near and its subsidiaries make mandatory prepayments, subject to certain reinvestment rights and certain exceptions, with the proceeds of asset dispositions, events of loss, other extraordinary receipts and indebtedness that is not permitted by the Financing Agreement. In addition, subject to certain exceptions, repayments of the Financing Agreement will be subject to early termination fees in an amount equal to (a) a make-whole amount equal to the amount of interest that would have otherwise been payable through the first anniversary of the Effective Date of the Financing Agreement, plus 3.0% of the principal amount of term loans repaid, if repayment occurs on or prior to the first anniversary of the Effective Date, (b) 2.0% of the principal amount of term loans prepaid, if repayment occurs after the first anniversary of the Effective Date but on or prior to the second anniversary of the Effective Date and (c) 0.0%, thereafter.

The Financing Agreement contains customary representations, warranties, events of default and covenants by the Near and its subsidiaries, subject to customary materiality, material adverse effect and knowledge qualifiers. The Financing Agreement also contains (a) certain affirmative covenants that impose certain reporting and/or performance obligations on Near and its subsidiaries, (b) certain negative covenants that generally limit, subject to various exceptions, Near and its subsidiaries from taking certain actions, including, without limitation, incurring indebtedness, making investments, incurring liens, paying dividends and engaging in mergers and consolidations, sale and leasebacks and asset dispositions, (c) financial maintenance covenants in the form of a maximum leverage ratio and minimum liquidity, (d) customary events of default for financings of this type and (e) cash management and anti-cash hoarding obligations. Obligations under the Financing Agreement may be declared due and payable upon the occurrence and during the continuance of customary events of default.

In connection with the Financing Agreement, Near granted warrants to affiliates of the lenders to purchase fully paid and non-assessable shares of common stock (the “Blue Torch Warrants”), which are exercisable for an aggregate of 9,660 shares of Near’s common stock, currently representing 2% of Near’s fully diluted capitalization, with a per share exercise price of $0.001. The Blue Torch Warrants may be exercised on a cashless basis. The Blue Torch Warrants are exercisable for a term beginning on the date of issuance and ending on the earlier to occur of ten years from the date of issuance or the consummation of certain acquisitions of Near as set forth in the Blue Torch Warrants. The number of shares for which the Blue Torch Warrants are exercisable and the associated exercise price are subject to certain proportional adjustments as set forth in the Blue Torch Warrants. In addition to the cashless exercise right, holders of the Blue Torch Warrants may, at any time on the earlier to occur of two years from the date of issuance or the occurrence of certain default and indebtedness-based triggers, tender the Blue Torch Warrants for such warrant’s pro rata share of $10 million.

Common Stock Purchase Agreement

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) and related registration rights agreement (the “CF Registration Rights Agreement”) with CF Principal Investments LLC (“CF”). Pursuant to the Common Stock Purchase Agreement, New Near has the right to sell to CF up to a Total Commitment (as defined in the Common Stock Purchase Agreement) of $100,000,000 in shares of New Near Common Stock after the Closing, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. Near is obligated under the Common

Stock Purchase Agreement and the CF Registration Rights Agreement to file a registration statement with the SEC to register under the Securities Act for the resale by CF of New Near Common Stock that New Near may issue to CF under the Common Stock Purchase Agreement (the “Common Stock Financing”).

New Near will not have the right to commence any sales of New Near Common Stock to CF under the Common Stock Purchase Agreement until the Commencement, which is the time when all of the conditions to the New Near’s right to commence sales of New Near Common Stock to CF set forth in the Common Stock Purchase Agreement have been satisfied, including, but not limited to: (i) accuracy of New Near’s representations and warranties; (ii) accuracy of CF’s representations and warranties; (iii) issuance of all of the committed Common Stock into an account designated by CF; (iv) completion of due diligence by CF; (v) receipt of a written no objection notice from the Financial Industry Regulatory Authority, Inc. (“FINRA”); (vi) the consummation of the Business Combination having occurred; (vii) KludeIn having fulfilled all obligations under the Common Stock Purchase Agreement and the CF Registration Rights Agreement required as of such time and having delivered a compliance certificate to CF; (viii) the initial registration statement for the resale of the registrable securities under the CF Registration Rights Agreement having been declared effective by the SEC; and (ix) no material notices from governmental authorities relating to requests for additional information or stop orders being in effect or objections by FINRA and no material misstatements or omissions in the resale registration statement.

After the Commencement, New Near will have the right from time to time at its sole discretion until the first day of the month next following the 36-month period from and after the Commencement, to direct CF to purchase up to a specified maximum amount of shares of New Near Common Stock as set forth in the Common Stock Purchase Agreement by delivering written notice to CF prior to the commencement of trading on any trading day. Near will control the timing and amount of any sales of the New Near Common Stock to CF. Actual sales of shares of the New Near Common Stock to CF under the Common Stock Purchase Agreement will depend on a variety of factors to be determined by New Near from time to time, including, among other things, market conditions, and the trading price of the New Near Common Stock.

The purchase price of the shares of New Near Common Stock that New Near elects to sell to CF pursuant to the Common Stock Purchase Agreement will be the volume weighted average price of the New Near Common Stock during the applicable purchase date on which New Near has timely delivered written notice to CF directing it to purchase the shares of New Near Common Stock under the Common Stock Purchase Agreement. New Near will receive 98% of the volume weighted average price of the New Near Common Stock so sold. Assuming utilization of the Common Stock Financing, CF will receive shares of New Near Common Stock for up to thirty-six (36) months at a discount to the then current market price with an incentive to sell such shares immediately and, as such, will not be subject to the same level of market risk as other investors. Each of these financings result in the issuance of additional shares of New Near Common Stock, which would further dilute New Near’s stockholders, and may in turn decrease the trading price of the New Near Common Stock and New Near’s ability to obtain additional financing.

The Common Stock Purchase Agreement and the CF Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

New Near will have the right to terminate the Common Stock Purchase Agreement at any time after Commencement, at no cost or penalty, upon three trading days’ prior written notice. Additionally, CF will have the right to terminate the Common Stock Purchase Agreement upon three days’ prior written notice to New Near if there is a Material Adverse Effect or a Fundamental Transaction (as defined in the Common Stock Purchase Agreement) or New Near is in breach or default in any material respect of the Registration Rights Agreement, or trading in the New Near Common Stock on the Nasdaq is suspended. No termination of the Common Stock Purchase Agreement will affect the registration rights provisions contained in the CF Registration Rights Agreement.

In connection with the execution of the Common Stock Purchase Agreement, New Near will issue to CF shares of New Near Common Stock in an amount equal to $2,000,000 at a per-share price based on the price of New Near Common Stock on the Commencement Date as consideration for CF’s irrevocable commitment to purchase the shares of New Near Common Stock upon the terms and subject to the satisfaction of the conditions set forth in the Common Stock Purchase Agreement. The delivery of the requisite amount of New Near Common Stock into an account designated by CF is a condition to New Near’s right to commence sales of New Near Common Stock to CF set forth in the Common Stock Purchase Agreement.

The foregoing descriptions of the Related Agreements are qualified in their entirety by reference to the full text of the respective forms of the Related Agreements, copies of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Recommendation of the KludeIn Board to KludeIn Stockholders

The KludeIn Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of KludeIn and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The KludeIn Board unanimously recommends that KludeIn’s stockholders vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the election of the director nominees and “FOR” the Adjournment Proposal (if necessary). See the section of this proxy statement/prospectus entitled “— The KludeIn Board’s Reasons for the Approval of the Business Combination” for additional information.

The existence of financial and personal interests of one or more of KludeIn’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of KludeIn and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination”.

The KludeIn Board’s Reasons for the Approval of the Business Combination

The KludeIn Board, in evaluating the Business Combination, consulted with KludeIn’s management and its financial, legal and other advisors. The KludeIn Board concluded that the potential benefits expected to be received by KludeIn and its stockholders as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination, as set forth below. In reaching its unanimous resolution (i) that the Business Combination was fair to and in the best interests of KludeIn and its stockholders, and that it was advisable for KludeIn to enter into the Merger Agreement and the Ancillary Documents to which KludeIn is or will be a party and to consummate the transactions contemplated thereby (including the Mergers), (ii) to adopt and approve the execution, delivery and performance by KludeIn of the Merger Agreement, the Ancillary Documents to which KludeIn is or will be a party and the transactions contemplated thereby (including the Mergers), (iii) to recommend that the KludeIn stockholders entitled to vote thereon vote in favor of each of the Transaction Proposals, including the Business Combination Proposal, and (iv) to direct that each Transaction Proposal, including the Business Combination Proposal, be submitted to the KludeIn stockholders for approval, the KludeIn Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the KludeIn Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The KludeIn Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the KludeIn Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The KludeIn Board considered a number of factors pertaining to Near and the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•        Growth Prospects.    Near is one of the leading full stack providers of data intelligence analytics platform on people and places in the marketing intelligence and operational intelligence SaaS space, which the KludeIn Board believes is an attractive industry with strong growth prospects, particularly as use-cases and new applications continues to grow with software becoming increasingly important to enterprise customers.

•        Strategic and Commercial Agreements.    Near has strong visibility of growth coming from existing customers with a Pro Forma NRR (as defined below) of 128% as of December 31, 2021 as well as an established pipeline of strong enterprise customers to support new growth.

•        Customer Solution.    Near has developed a full stack data intelligence SaaS solution that customers can use to stitch, enrich and derive actionable intelligence from unique data points on people and places. This allows enterprises to optimize both for reduction in costs and increase in revenue by using Near’s product suite.

•        Transaction Proceeds.    The KludeIn Board considered the fact that (i) the Business Combination is expected to provide up to $268 million of gross proceeds to Near stockholders, assuming there are no redemptions by KludeIn’s public stockholders and a successful private placement of $95 million of KludeIn securities and (ii) such proceeds are expected to provide sufficient funding required for Near’s continuing development through its growth phase and becoming earnings before interest, taxes, depreciation and amortization (“EBITDA”) positive in the next few years.

•        Due Diligence.    Prior to entering into the Merger Agreement, the KludeIn Board reviewed and discussed in detail the results of the due diligence examination of Near conducted by KludeIn’s management team and KludeIn’s financial and legal advisors, which included a substantial number of virtual and in-person meetings among the management team and advisors of Near regarding Near’s business and business plan, operations, prospects and forecasts (including the assumptions and key variables underlying the Near Financial Model (as defined below)), valuation analyses with respect to the Business Combination, review of significant contracts, customer reference calls, management interviews and reviewed other material matters, as well as general financial, technical, legal, regulatory and accounting due diligence.

•        Financial Condition.    Prior to entering into the Merger Agreement, the KludeIn Board reviewed factors such as Near’s historical financial results, outlook and business and financial plans, as well as the financial profiles of publicly traded companies in the data intelligence, artificial intelligence, marketing intelligence and high growth SaaS space in the technology industry, and certain relevant publicly available information with respect to companies that had raised private placements from venture capital and private equity funds in transactions similar to the Business Combination. In reviewing these factors, the KludeIn Board believed that Near was well-positioned in its industry for strong potential future growth.

•        Fairness Opinion.    The opinion of Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, dated December 23, 2022, to the KludeIn Board to the effect that, as of that date and qualified by the assumptions, qualifications and limiting conditions therein, the consideration to be paid by KludeIn in the Business Combination is fair, from a financial point of view, to KludeIn, as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates, as more fully described below in the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Opinion of Duff & Phelps, the KludeIn Board’s Financial Advisor.”

•        Reasonableness of Consideration.    Following a review of the financial data provided to KludeIn, including the Near Financial Model, and the due diligence of Near’s business conducted by KludeIn’s management and KludeIn’s advisors, and taking into account the opinion received from Duff & Phelps regarding the fairness of the consideration to be paid by KludeIn in the Business Combination, the KludeIn Board determined that the aggregate consideration to be paid in the Business Combination was fair to KludeIn.

•        Value to KludeIn Stockholders.    The KludeIn Board considered the fact that the final transaction terms, as reflected in the Merger Agreement, adjusted the pro forma pre-money enterprise value of Near from the valuation of $900 million included in the initial letter of intent entered into by KludeIn and Near to $575 million, a 36.1% reduction, reflecting a strategic decision to drive long-term value creation for all KludeIn stockholders, who would as a result own a larger portion of New Near.

•        Substantial Post-Closing Economic Interest in New Near.    If the Business Combination is consummated, KludeIn stockholders (other than KludeIn stockholders that sought redemption of their KludeIn Class A Shares) would have a substantial economic interest in New Near, and as a result would have a continuing opportunity to benefit from the success of New Near following the consummation of the Business Combination.

•        Management Team.    The KludeIn Board believes that Near has a strong management team, bolstered by strong senior leadership executives that head Product Management, Engineering, Sales and Marketing. Additionally, the senior management of Near, led by Near’s co-Chief Executive Officers and co-founders, intends to remain with New Near in the capacity of officers and/or directors, which is expected to provide important continuity in advancing Near’s strategic and growth goals.

•        Talented Engineering and Product Team.    The KludeIn Board believes, based on the due diligence review conducted by KludeIn’s management team and KludeIn’s advisors, that Near has gathered a highly accomplished team of engineering and product talent, with significant industry experience. 60% of Near’s employees are focused on engineering and product, and such engineering and product teams are expected to remain employed by New Near, which is expected to provide important continuity in advancing Near’s strategic and growth goals.

•        Lock-Up.    Near’s co-Chief Executive Officers and co-founders and certain other significant equityholders of Near have agreed to be subject to lock-up restrictions ranging from six months to twelve months in respect of their KludeIn Class A Shares received in the Business Combination (subject to certain customary exceptions).

•        Support of Key Equityholders.    The KludeIn Board considered the fact that key Near equityholders representing approximately 72% of the then-issued and outstanding equity of Near (on a fully diluted basis) delivered Near Stockholder Support Agreements, demonstrating such Near equityholders’ support of the Business Combination. See the section of this proxy statement/prospectus entitled “— Related Agreements — Near Stockholder Voting and Support Agreements” for additional information.

•        Other Alternatives.    KludeIn completed its IPO in January 2021 with the objective of consummating an attractive business combination. Since that time, as more fully described in “Proposal No. 2: The Business Combination Proposal — Background of the Business Combination,” KludeIn has evaluated numerous opportunities for a potential business combination. The KludeIn Board believes, based on the terms of the Business Combination, its review of Near’s business and the financial data provided to KludeIn, including the Near Financial Model, and the due diligence of Near conducted by KludeIn’s management and KludeIn’s advisors, that a business combination with Near would create the best available opportunity to maximize value for KludeIn’s stockholders.

•        Negotiated Transaction.    The KludeIn Board reviewed and considered the financial and other terms of the Merger Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between KludeIn and Near.

The KludeIn Board also considered a variety of uncertainties and risks and other potentially negative factors related to Near’s business and prospects and related to the Business Combination including, but not limited to, the following:

•        Macroeconomic Risks.    The risk that the future financial performance of Near may not meet the KludeIn Board’s expectations due to factors outside of Near’s control, including, for example, Near’s ability to win new enterprise accounts, upsell subscriptions and address any unforeseen economic cycles or other macroeconomic factors.

•        Business Risks.    Business risks, including, for example, that (i) Near is an early-stage company with a history of losses and expects significant losses for the foreseeable future, (ii) Near may not be able to obtain new revenue as it is contingent on enterprise customers converting from Near’s sales and marketing pipeline and (iii) Near’s net revenue retention numbers may fluctuate as dictated by its customers.

•        Industry Risks.    The KludeIn Board considered the uncertainty pertaining to (i) a relatively nascent and yet-to-be-proven industry that may not fully realize its growth potential, (ii) Near’s ability to effectively market and sell its full-stack data intelligence services for deriving insights on people and places over conventional methods of deriving insights on operational and marketing intelligence and (iii) Near’s ability to compete effectively in the data analytics SaaS space.

•        Redemption Risk.    The potential that a significant number of KludeIn stockholders elect to redeem their Public Shares in connection with the consummation of the Business Combination and pursuant to the Existing Charter, which would reduce the gross proceeds to New Near from the Business Combination, which could hinder the parties ability to consummate the Business Combination and, if consummated, New Near’s ability to continue its development through commercialization.

•        Stockholder Vote.    The risk that KludeIn’s or Near’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

•        Closing Conditions.    The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions, some of which are not within KludeIn’s control.

•        Transaction Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting injunctive relief could delay or prevent consummation of the Business Combination.

•        Listing Risks.    The challenges associated with preparing Near, a privately held entity, for the applicable disclosure, controls and listing requirements to which New Near will be subject as a publicly traded company on Nasdaq.

•        Potential Benefits May Not Be Achieved.    The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Liquidation of KludeIn.    The risks and costs to KludeIn if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in KludeIn being unable to effect a business combination by January 11, 2023 (unless extended by KludeIn’s stockholders) and the liquidation of KludeIn.

•        KludeIn Stockholders Receiving a Minority Position in New Near.    The fact that current KludeIn stockholders will hold a minority position in New Near.

•        Post-Business Combination Corporate Governance.    The fact that the board of directors of New Near will be classified and that all New Near directors will not be elected annually. See the section of this proxy statement/prospectus entitled “Proposal No. 4: The Governance Proposals” for a detailed discussion of such governance provisions.

•        Fees and Expenses.    The fees and expenses of KludeIn associated with the Business Combination, some of which would be payable regardless of whether the Business Combination is ultimately consummated.

In addition to considering the factors described above, the KludeIn Board also considered other factors including, without limitation:

•        Interests of Certain Persons.    The Sponsor, the members of the KludeIn Board and executive officers of KludeIn have interests in the Business Combination Proposal, the other proposals described in this proxy statement/prospectus and the Business Combination that are different from, or in addition to, those of KludeIn stockholders generally (see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination”). KludeIn’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the KludeIn Board, the Merger Agreement and the transactions contemplated therein, including the Mergers.

•        Other Risks.    The various risks associated with the Business Combination, the business of Near, and the business of KludeIn, as described in the section of this proxy statement/prospectus entitled “Risk Factors”.

Interests of KludeIn’s Directors and Officers and Others in the Business Combination

Certain members of the KludeIn Board and executive officers of KludeIn and the Sponsor may have interests in the Business Combination that may be different from, or in addition to, the interests of KludeIn’s stockholders generally. The KludeIn Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement and the transactions contemplated thereby be adopted and approved by the stockholders of KludeIn.

These interests include, among other things:

•        Mini Krishnamoorthy will be a KludeIn designee to the New Near Board upon the effectiveness of the Business Combination. As a director, in the future, Ms. Krishnamoorthy may receive any cash fees, stock options or stock awards that the New Near Board determines to pay to its directors;

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding KludeIn Class A Shares for cash and, subject to the approval of its remaining stockholders and the KludeIn Board, dissolving and liquidating. In such event, the 4,075,000 Founder Shares held by the Insiders (assuming the Sponsor Forfeiture) and which were acquired for an aggregate purchase price of $25,000 prior to KludeIn’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares (while the Founder Shares are not the same as the KludeIn Class A Shares, are subject to certain restrictions that are not applicable to the KludeIn Class A Shares, and may become worthless if KludeIn does not complete a business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), the aggregate value of the 4,075,000 Founder Shares owned by KludeIn’s Insiders is estimated to be approximately $43.5 million, assuming the per share value of the Founder Shares is the same as the $10.68 closing price of the KludeIn Class A Shares on Nasdaq on February 10, 2023, the record date for the Special Meeting, and are expected to have a significantly higher value than $25,000 at the time of the consummation of the Business Combination);

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), the 5,200,000 Private Placement Warrants held by the Sponsor, in which certain of KludeIn’s officers and directors hold a direct or indirect interest and which were acquired for an aggregate purchase price of $5.2 million in a private placement that took place simultaneously with the consummation of KludeIn’s IPO, would become worthless (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 5,200,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $1.3 million, assuming the per warrant value of the Private Placement Warrants is the same as the $0.25 closing price of the Public Warrants on Nasdaq on February 10, 2023, the record date for the Special Meeting);

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of third parties for services rendered or products sold to KludeIn to below $10.00 per Public Share. If KludeIn consummates a business combination, on the other hand, KludeIn will be liable for all such claims;

•        the Sponsor, as well as KludeIn’s officers and directors, and their affiliates, are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with identifying, investigating, negotiating and completing a business combination. However, if KludeIn fails to consummate a business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), they will not have any claim against the Trust Account for reimbursement. Accordingly, KludeIn may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within such period (as of September 30, 2022, KludeIn’s officers and directors have incurred an aggregate of approximately $48,700 in reimbursable out-of-pocket expenses);

•        the fact that the Sponsor, directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if KludeIn fails to complete an initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders);

•        the fact that on January 21, 2022, KludeIn issued a convertible promissory note in the principal amount of up to $1,500,000 to the Sponsor (the “Sponsor January Promissory Note”) for working capital expenses. As of September 30, 2022, KludeIn had drawn down $1,072,500 under the Sponsor January Promissory Note. Subsequent to September 30, 2022, KludeIn drew down an additional $152,500 under the Sponsor January Promissory Note. If the Business Combination or another initial business combination is not consummated, the Sponsor January Promissory Note, which note may be repaid in cash or, at the election of the Sponsor, in the form of warrants of KludeIn with terms equivalent to the terms of outstanding Private Placement Warrants, at the closing of the Business Combination, may not be repaid to Sponsor, in whole or in part;

•        the fact that on July 7, 2022, KludeIn issued the Extension Note to the Sponsor. As of February 10, 2023, $1,373,380 was outstanding under the Extension Note. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid to Sponsor, in whole or in part;

•        if the Trust Account is liquidated, including in the event KludeIn is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable if and to the extent any claims by a third-party for services rendered or products sold to KludeIn, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below: (i) $10.00 per Public Share; or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third-party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that the Insiders are obligated to vote in favor of the proposals at the Special Meeting, regardless of how public stockholders vote;

•        KludeIn’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement; and

•        the Sponsor will enter into the A&R Registration Rights Agreement at closing, which provides for registration rights of the Sponsor and certain other stockholders following consummation of the Business Combination.

The KludeIn Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for KludeIn’s IPO and these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by KludeIn with any other target business or businesses, and (iii) the Insiders will hold equity interests in New Near with value that, after the Closing, will be based on the future performance of Near, which may be affected by various other factors other than these interests. In addition, KludeIn’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the KludeIn Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

Certain Other Interests in the Business Combination

In addition to the interests of the Insiders in the Business Combination, stockholders should be aware that the IPO Underwriters and Near have financial interests that are different from, or in addition to, the interests of KludeIn’s stockholders. These interests include:

Upon consummation of the Business Combination, the IPO Underwriters will be entitled to $6,037,500 of deferred underwriting commissions. The IPO Underwriters have not provided any service in connection with the Business Combination and such deferred commissions are attributable solely to their services in connection with the KludeIn IPO. The IPO Underwriters have agreed to waive their rights to the deferred underwriting commissions held in the Trust Account in the event KludeIn does not complete an initial business combination within the time period set forth in the Existing Charter. Accordingly, if the Business Combination, or any other initial business combination, is not consummated by that time and KludeIn is therefore required to be liquidated, the IPO Underwriters will not receive any of the deferred underwriting commissions and such funds will be returned to KludeIn’s public stockholders upon its liquidation.

In addition, in connection with the Extension Amendment, KludeIn issued the Near Extension Note to Near. The Near Extension Note relates to the final two payments of the Extension Funds of $343,345 each. As of February 10, 2022, an aggregate of $686,690 has been drawn down on the Near Extension Note and deposited into the Trust Account to cover the final two months of the extension. If the Business Combination or another initial business combination is not consummated, the Near Extension Note may not be repaid to Near, in whole or in part. Thus, Near and its officers and directors will benefit from the completion of the Business Combination and may be incentivized to complete the Business Combination to recoup its loan, even though it may not be in the best interests of KludeIn’s stockholders.

Based on its review of the foregoing considerations, the KludeIn Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects the KludeIn stockholders will receive as a result of the Business Combination. The KludeIn Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

For more information about the factors the KludeIn Board considered in evaluating and recommending the Business Combination to the KludeIn stockholders, see the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.

Regulatory Approval

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) applicable notifications and waiting periods under the HSR Act, (ii) filings with the Secretary of State of the State of Delaware necessary to adopt the Proposed Charter, and (iii) filings required with the SEC pursuant to the reporting requirements applicable to KludeIn, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to KludeIn’s stockholders. Neither KludeIn nor Near are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as described above. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Regulatory Approval” for additional information.

Litigation Related to the Business Combination

There can be no assurances that complaints or demands will not be filed or made with respect to the Business Combination. If complaints or demands are filed or made, absent new or different allegations that are material, KludeIn will not necessarily announce them.

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.

Q:     WHAT IS THE BUSINESS COMBINATION?

A:     KludeIn, Merger Sub 1, Merger Sub 2 and Near have entered into the Merger Agreement, pursuant to which Near will merge with and into Merger Sub 1 in the First Merger, with Near as the surviving entity of the First Merger, and immediately thereafter, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2 in the Second Merger, with Merger Sub 2 as the surviving entity of the Second Merger and, after giving effect to such Mergers, continuing as a wholly-owned subsidiary of KludeIn.

KludeIn will hold the Special Meeting to, among other things, obtain the approvals required for the Mergers and the other transactions contemplated by the Merger Agreement and you are receiving this proxy statement/prospectus in connection with such Special Meeting. As promptly as practicable after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC, Near will duly call for and give notice of a stockholders’ meeting or seek the written consent of its stockholders for the purposes of obtaining the requisite vote or consent of its stockholders (including any separate class or series vote that is required, whether pursuant to Near’s organizational documents, any stockholders’ agreement or otherwise) for the authorization and approval of and consent to, the execution, delivery and performance of the Merger Agreement and each of the Ancillary Documents to which Near is or is required to be a party or bound, and the consummation of the Transactions, including the First Merger (the “Near Stockholder Approval”). See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal” for additional information. In addition, a copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B-1. We urge you to carefully read this proxy statement/prospectus and the Merger Agreement in their entirety.

Q:     WHY AM I RECEIVING THIS PROXY STATEMENT/PROSPECTUS?

A:     KludeIn is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of KludeIn Common Stock with respect to the matters to be considered at the Special Meeting.

The Business Combination cannot be completed unless KludeIn’s stockholders approve the Required Proposals, each as described in this proxy statement/prospectus. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement and a prospectus of KludeIn. It is a proxy statement because the KludeIn Board is soliciting proxies using this proxy statement/prospectus from its stockholders. It is a prospectus because KludeIn, in connection with the Business Combination, is offering KludeIn Class A Shares in exchange for shares of Near outstanding as of the First Effective Time. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Consideration to Near Equityholders in the Business Combination” for additional information.

Q:     WHAT WILL HAPPEN TO KLUDEIN’S SECURITIES UPON CONSUMMATION OF THE BUSINESS COMBINATION?

A:     KludeIn Units, KludeIn Class A Shares and Public Warrants are currently listed on Nasdaq under the symbols “INKAU”, “INKA” and “INKAW”, respectively. The New Near Common Stock will be listed on Nasdaq under the symbol “NIR” and New Near’s warrants will be listed on Nasdaq under the symbol “NIRWW”. KludeIn will not have units traded on Nasdaq following the consummation of the Business Combination and such units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. Holders of Public Warrants and those stockholders who do not elect to have their KludeIn Class A Shares redeemed need not deliver their KludeIn Class A Shares or Public Warrant certificates to KludeIn or to KludeIn’s transfer agent and they will remain outstanding.

Q:     WHAT WILL NEAR EQUITYHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:     At the First Effective Time, Near stockholders (except those who properly exercise appraisal or dissenters rights under applicable law) will receive newly issued KludeIn Class A Shares, and the Assumed Warrants will be assumed by KludeIn. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Consideration to Near Equityholders in the Business Combination” for additional information. Upon consummation of the Business Combination, Near will become a wholly-owned subsidiary of KludeIn. After the Closing of the Business Combination, the cash remaining in the Trust Account will be released from the Trust Account and used to pay each of KludeIn’s and Near’s transaction expenses and other liabilities of KludeIn due as of the Closing, and for working capital and general corporate purposes. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B-1.

Q:     WHAT EQUITY STAKE WILL CURRENT KLUDEIN STOCKHOLDERS AND NEAR STOCKHOLDERS HOLD IN NEW NEAR IMMEDIATELY AFTER THE CONSUMMATION OF THE BUSINESS COMBINATION?

A:     It is anticipated that, upon the completion of the Business Combination, the ownership of New Near will be as follows:

	No Redemption		25% Redemption		50% Redemption		75% Redemption		Maximum Redemption
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
Current Near stockholders	55,011,883	92.1%	55,011,883	92.4%	55,011,883	92.6%	55,011,883	92.9%	55,011,883	93.1%
KludeIn Public Stockholders	617,864	1.0%	463,398	0.8%	308,932	0.5%	154,466	0.3%	—	0.0%
Insiders	4,075,000	6.9%	4,075,000	6.8%	4,075,000	6.9%	4,075,000	6.8%	4,075,000	6.9%
Total	59,704,747	100%	59,550,281	100%	59,395,815	100%	59,241,349	100%	59,086,883	100%

KludeIn stockholders that elect not to redeem their KludeIn Class A Shares will experience significant dilution as a result of the Business Combination. KludeIn public stockholders currently own approximately 13% of KludeIn Common Stock. As noted above, if no KludeIn stockholders redeem their KludeIn Class A Shares in the Business Combination and no Public Warrants or Private Placement Warrants are exercised, KludeIn public stockholders will own approximately 1.0% of the total shares outstanding in New Near and approximately 0.0% of the total shares outstanding under the maximum redemption scenario. Following the Business Combination, an aggregate of up to 8,625,000 Public Warrants and 5,200,000 Private Placement Warrants will be outstanding. KludeIn stockholders who redeem their shares of KludeIn Class A Shares may continue to hold any Public Warrants that they owned prior to redemption, the exercise of which would result in additional dilution to non-redeeming KludeIn stockholders.

The numbers of shares and percentage interests set forth above reflect different redemption scenarios set forth below.

•        Assuming no redemption scenario:    This presentation assumes that no public stockholders exercise redemption rights with respect to their Public Shares.

•        Assuming 25% redemption scenario:    This presentation assumes that the public stockholders holding approximately 25.0% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 25% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 154,466 Public Shares are redeemed for an aggregate redemption payment of approximately $1.6 million, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming 50% redemption scenario:    This presentation assumes that the public stockholders holding approximately 50% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 308,932 Public Shares are redeemed for an aggregate redemption payment of approximately $3.2 million, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming 75% redemption scenario:    This presentation assumes that the public stockholders holding approximately 75% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 75% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 463,398 Public Shares are redeemed for an aggregate redemption payment of approximately $4.8 million, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming maximum redemption scenario:    This presentation assumes that the public stockholders holding approximately 100.0% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 617,864 Public Shares are redeemed for an aggregate redemption payment of approximately $6.4 million, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable).

The amounts of percentage ownership set forth above will change (x) if the actual facts differ from the assumptions set forth above and (y) depending on whether any Permitted Equity Financing or Transaction Financing is consummated.

Q:     WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF THE PUBLIC STOCKHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?

A:     Our public stockholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders.

Additionally, as a result of redemptions, the trading market for the KludeIn Class A Shares following the Business Combination may be less liquid than the market for the KludeIn Class A Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for the NYSE, Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into New Near’s business will be reduced.

Q:     DID THE KLUDEIN BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:     Yes. Pursuant to the Existing Charter, and as provided in the KludeIn IPO prospectus, KludeIn is only required to obtain an opinion from an independent investment banking firm (or another independent entity that commonly renders valuation opinions) that such an initial business combination is fair to our company from a financial point of view, if KludeIn would seek to complete an initial business combination with a business combination target that is affiliated with the Sponsor, or KludeIn’s directors or officers. No prior conflicts or affiliate relationship existed between members of the KludeIn Board and management, on the one hand, and Near, on the other hand. As such, an opinion was not required under the Existing Charter. However, the KludeIn Board obtained a fairness opinion from Duff & Phelps, dated December 23, 2022, which provided that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, the consideration to be paid by KludeIn in the Business Combination was fair, from a financial point of view, to KludeIn, as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates. KludeIn obtained such fairness opinion to (i) inform themselves with respect to all material information reasonably available to them and (ii) act with appropriate care in considering the Business Combination. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Opinion of Duff & Phelps, the KludeIn Board’s Financial Advisor” for additional information.

Q:     WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?

A:     Neither KludeIn nor Near can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of both companies could result in the Business Combination not being completed at all. Each of KludeIn and Near must first obtain the required approval by their respective stockholders and must also first satisfy other closing conditions specified in the Merger Agreement. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Conditions to Closing of the Business Combination” for additional information.

Q:     WHAT HAPPENS TO NEAR STOCKHOLDERS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:     If the Business Combination is not completed, Near stockholders will not receive any consideration for their shares of Near capital stock. Instead, Near will remain an independent company. See the sections of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Termination,” “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Conditions to closing of the Business Combination” and “Risk Factors” for additional information.

Q:     WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:     KludeIn stockholders are being asked to vote on the following proposals:

1.      the NTA Proposal;

2.      the Business Combination Proposal;

3.      the Charter Proposal;

4.      the Governance Proposals;

5.      the Nasdaq Proposal;

6.      the Equity Incentive Plan Proposal;

7.      the Director Election Proposal; and

8.      the Adjournment Proposal (if necessary).

If KludeIn stockholders fail to approve the Business Combination Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal, the Business Combination will not occur. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except for the Adjournment Proposal) will not be presented to the stockholders for a vote.

Q:     WHY IS KLUDEIN PROPOSING THE NTA PROPOSAL?

A:     The adoption of the proposed amendments to remove the net asset test limitation from the Existing Charter is being proposed in order to facilitate the consummation of the Business Combination, by permitting redemptions by public stockholders even if such redemptions result in KludeIn having net tangible assets that are less than $5,000,001. The purpose of the net tangible asset test limitation was initially to ensure that the KludeIn Common Stock is not deemed to be “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the New Near Common Stock would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, KludeIn is presenting the NTA Proposal so that the parties may consummate the Business Combination even if KludeIn has $5,000,000 or less in net tangible assets at the Closing.

Q:     WHY IS KLUDEIN PROPOSING THE BUSINESS COMBINATION?

A:     KludeIn is a blank check company incorporated in the State of Delaware and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

Upon consummation of KludeIn’s IPO, a total of approximately $172.5 million was placed in the Trust Account. Since KludeIn’s IPO, KludeIn’s activity has been limited to the evaluation of business combination candidates. In connection with the First Extension Meeting, $68,488,348 (approximately $10.00 per share) was removed from the Trust Account to pay redeeming KludeIn stockholders. In connection with the Second Extension Meeting, stockholders holding 9,786,530 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $6.376 million remained in the Trust Account. Following redemptions, KludeIn has 617,864 Public Shares outstanding. Based on its due diligence investigations of Near and the industry in which it operates, including the financial and other information provided by Near in the course of the parties’ negotiations in connection with the Merger Agreement, KludeIn believes that

Near aligns well with the objectives laid out in its investment thesis. As a result, KludeIn believes that a business combination with Near will provide KludeIn’s stockholders with an opportunity to participate in the ownership of a publicly-listed company with significant growth potential at an attractive valuation. Stockholder approval of the Business Combination is required by the Merger Agreement and the Existing Charter, as well as to comply with Nasdaq Listing Rule 5635(a) and (b). See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — The KludeIn Board’s Recommendation and Reasons for the Approval of the Business Combination” for additional information.

Q:     DO I HAVE REDEMPTION RIGHTS?

A:     If you are a holder of KludeIn Class A Shares, you have the right to demand that KludeIn redeem your shares for a pro rata portion of the cash held in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination, by delivering your stock, either physically or electronically using Depository Trust Company’s DWAC System, to KludeIn’s transfer agent two business days prior to the Special Meeting (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of KludeIn Class A Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the KludeIn Class A Shares sold in KludeIn’s IPO. Accordingly, all KludeIn Class A Shares in excess of 15% of the KludeIn Class A Shares sold in KludeIn’s IPO held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

The Insiders will not have redemption rights with respect to any shares of KludeIn Common Stock owned by them in connection with the Business Combination.

If the NTA Proposal is not approved and adopted, under KludeIn’s Existing Charter, KludeIn will only redeem Public Shares if KludeIn’s net tangible asset value will be at least $5,000,001, after giving effect to the payments to redeeming stockholders, either immediately prior to or upon consummation of the Business Combination. In addition, under the terms of the Merger Agreement, Near’s obligation to complete the Business Combination is conditioned upon, among other conditions, the satisfaction of the Minimum Cash Condition.

Q:     WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:     No. You may exercise your redemption rights whether you vote your KludeIn Class A Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their KludeIn Class A Shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. With fewer KludeIn Class A Shares and public stockholders, the trading market for KludeIn Class A Shares may be less liquid than the market for KludeIn Class A Shares prior to the Business Combination and KludeIn may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into KludeIn’s business will be reduced and the amount of working capital available to New Near following the Business Combination may be reduced. Your decision to exercise your redemption rights with respect to KludeIn Class A Shares will have no effect on Public Warrants you may also hold.

Q:     HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:     If you are a holder of KludeIn Class A Shares and wish to exercise your redemption rights, you must demand that KludeIn redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to KludeIn’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system at least two business days prior to the vote at the Special Meeting. Any holder of KludeIn Class A Shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $6.4 million (including interest not previously released to KludeIn to pay taxes), or $10.44 per share, as of the Record Date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to KludeIn to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of KludeIn’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against any of the proposals. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with KludeIn’s consent, until the consummation of the Business Combination, or such other date as determined by the KludeIn Board. If you deliver your shares for redemption to KludeIn’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that KludeIn’s transfer agent return the shares (physically or electronically). You may make such request by contacting KludeIn’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Any written demand of redemption rights must be received by KludeIn’s transfer agent by 5:00 p.m. on the second business day prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent prior to such time.

If a holder of KludeIn Class A Shares properly makes a request for redemption and the KludeIn Class A Shares are delivered as described to KludeIn transfer agent as described herein, then, if the Business Combination is consummated, KludeIn will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your KludeIn Class A Shares for cash.

For a discussion of the material U.S. federal income tax considerations for holders of KludeIn Class A Shares with respect to the exercise of these redemption rights, see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations” for additional information. The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Q:     WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:     The net proceeds of KludeIn’s IPO, together with certain funds raised from the private sale of warrants simultaneously with the consummation of KludeIn’s IPO, were placed in the Trust Account immediately following KludeIn’s IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the KludeIn Class A Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination and for working capital and general corporate purposes of New Near.

Q:     WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT CONSUMMATED?

A:     If KludeIn does not complete the Business Combination with Near for any reason, KludeIn may search for another target business with which to complete a business combination. If KludeIn does not complete the Business Combination with Near or another target business by April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn must redeem 100% of the outstanding KludeIn Class A Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (including interest earned on the funds held in the Trust Account and not previously released to KludeIn to pay taxes) divided by the number of outstanding KludeIn Class A Shares. The Sponsor and KludeIn’s directors and officers have no redemption rights in the event a business combination is not effected in the required time period and accordingly, the Founder Shares and Private Placement Warrants will be worthless if no business combination is effected by KludeIn by April 11, 2023. Additionally, in the event of such liquidation, there will be no distribution with respect to KludeIn’s outstanding warrants. Accordingly, such warrants will expire worthless. On January 6, 2023, KludeIn held the Second Extension Meeting, at which KludeIn’s stockholders approved the extension of the expiration of the period in which it must complete a business combination from January 11, 2023 to April 11, 2023. In connection with the Second Extension Meeting, stockholders holding 9,786,530 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $6.376 million remained in the Trust Account. Following redemptions, KludeIn has 617,864 Public Shares outstanding

Q:     HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?

A:     The Sponsor owns of record and is entitled to vote an aggregate of approximately 85.95% of the outstanding shares of KludeIn Common Stock. The Sponsor has agreed to vote any shares of KludeIn Common Stock held by it as of the record date for the Special Meeting in favor of the Transaction Proposals.

Q:     WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:     A majority of the voting power of all outstanding shares of capital stock of KludeIn entitled to vote as of the record date at the Special Meeting must be represented virtually or by proxy at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, who currently own approximately 87.5% of the issued and outstanding shares of KludeIn Common Stock, will count towards this quorum. Because all of the proposals to be voted on at the Special Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any proposals unless instructed, so KludeIn does not expect there to be any broker non-votes at the Special Meeting. As a result, as of the Record Date, in addition to the shares of the holders of the Founder Shares, no additional holders of KludeIn Common Stock would be required to be present at the Special Meeting to achieve a quorum.

Q:     WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:     The NTA Proposal:    The affirmative vote of sixty-five percent (65%) of the issued and outstanding shares of KludeIn Common Stock at a meeting at which a quorum is present, is required to approve the NTA Proposal. Notwithstanding the approval of the NTA Proposal, if the Business Combination is not approved, the actions contemplated by the NTA Proposal will not be effected.

The Business Combination Proposal:    The affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Business Combination Proposal. KludeIn stockholders must approve the Business Combination Proposal in order for the Business Combination to occur. If KludeIn stockholders fail to approve the Business Combination Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal, the Business Combination will not occur. The Adjournment Proposal is not conditioned on the approval of any other proposal. As further discussed in the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Sponsor Support Agreement,” the Sponsor and KludeIn’s directors and officers have entered into an agreement with KludeIn pursuant to which the Sponsor and KludeIn’s directors and officers have agreed to vote shares representing approximately 29.3% of the aggregate voting power of KludeIn Common Stock in favor of the Business Combination Proposal.

The Charter Proposal:    The affirmative vote of the holders of a majority of the outstanding shares of KludeIn Common Stock, voting together as a single class, at a meeting at which a quorum is present, is required to approve the Charter Proposal. The Business Combination is conditioned upon the approval of the Charter Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the Charter Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected.

The Governance Proposals:    Approval of each of the Governance Proposals, on a non-binding advisory basis, requires the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class, at a meeting at which a quorum is present. If the Business Combination Proposal is not approved, the Governance Proposals will not be presented to the stockholders for a vote. Notwithstanding the approval of the Governance Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Governance Proposals will not be effected.

The Nasdaq Proposal:    The affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Nasdaq Proposal. The Business Combination is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.

The Equity Incentive Plan Proposal:    The affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Equity Incentive Plan Proposal. If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

The Director Election Proposal:    Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Adjournment Proposal:    The affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class, regardless of whether a quorum is present, is required to approve the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Q:     WHY IS KLUDEIN PROPOSING THE GOVERNANCE PROPOSALS?

A:     As required by applicable SEC guidance, KludeIn is requesting that its stockholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the New Near Charter that may reasonably be considered to materially affect stockholder rights and therefore require a non-binding advisory basis vote pursuant to SEC guidance. This non-binding advisory vote is not otherwise required by Delaware law and is separate and apart from the Charter Proposal, but consistent with SEC guidance, KludeIn is submitting these provisions to its stockholders separately for approval. However, the stockholder vote regarding this proposal is an advisory vote and is not binding on KludeIn or the KludeIn Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals (separate and apart from approval of the Charter Proposal). See the section of this proxy statement/prospectus entitled “Proposal No. 4: The Governance Proposals” for additional information.

Q:     DO ANY OF KLUDEIN’S SPONSOR, DIRECTORS, OFFICERS OR ADVISORS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF KLUDEIN STOCKHOLDERS?

A:     In considering the recommendation of the KludeIn Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of KludeIn’s stockholders generally. The KludeIn Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement and the transactions contemplated thereby be adopted and approved by the stockholders of KludeIn. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•        Mini Krishnamoorthy will be a KludeIn designee to the New Near Board upon the effectiveness of the Business Combination. As a director, in the future, Ms. Krishnamoorthy may receive any cash fees, stock options or stock awards that the New Near Board determines to pay to its directors;

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding KludeIn Class A Shares for cash and, subject to the approval of its remaining stockholders and the KludeIn Board, dissolving and liquidating. In such event, the 4,075,000 Founder Shares held by the Insiders (assuming the Sponsor Forfeiture) and which were acquired for an aggregate purchase price of $25,000 prior to KludeIn’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares (while the Founder Shares are not the same as the KludeIn Class A Shares, are subject to certain restrictions that are not applicable to the KludeIn Class A Shares, and may become worthless if KludeIn does not complete a business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), the aggregate value of the 4,075,000 Founder Shares owned by KludeIn’s Insiders is estimated to be approximately $43.5 million, assuming the per share value of the Founder Shares is the same as the $10.68 closing price of the KludeIn Class A Shares on Nasdaq on February 10, 2023, the record date for the Special Meeting, and are expected to have a significantly higher value than $25,000 at the time of the consummation of the Business Combination);

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), the 5,200,000 Private Placement Warrants held by the Sponsor, in which certain of KludeIn’s officers and directors hold a direct or indirect interest and which were acquired for an aggregate purchase price of $5.2 million in a private placement that took place simultaneously with the consummation of KludeIn’s IPO, would become worthless (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 5,200,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $1.3 million, assuming the per warrant value of the Private Placement Warrants is the same as the $0.25 closing price of the Public Warrants on Nasdaq on February 10, 2023, the record date for the Special Meeting);

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of third parties for services rendered or products sold to KludeIn to below $10.00 per Public Share. If KludeIn consummates a business combination, on the other hand, KludeIn will be liable for all such claims;

•        the Sponsor, as well as KludeIn’s officers and directors, and their affiliates, are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with identifying, investigating, negotiating and completing a business combination. However, if KludeIn fails to consummate a business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), they will not have any claim against the Trust Account for reimbursement. Accordingly, KludeIn may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within such period (as of September 30, 2022, KludeIn’s officers and directors have incurred an aggregate of approximately $48,700 in reimbursable out-of-pocket expenses);

•        the fact that the Sponsor, directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if KludeIn fails to complete an initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders);

•        the fact that on January 21, 2022, KludeIn issued the Sponsor January Promissory Note to the Sponsor for working capital expenses. As of September 30, 2022, KludeIn had drawn down $1,072,500 under the Sponsor January Promissory Note. Subsequent to September 30, 2022, KludeIn drew down an additional $152,500 under the Sponsor January Promissory Note. If the Business Combination or another initial business combination is not consummated, the Sponsor January Promissory Note, which note may be repaid in cash or, at the election of the Sponsor, in the form of warrants of KludeIn with terms equivalent to the terms of outstanding Private Placement Warrants, at the closing of the Business Combination, may not be repaid to Sponsor, in whole or in part;

•        the fact that on July 7, 2022, KludeIn issued the Extension Note to the Sponsor. As of February 10, 2023, $1,373,380 was outstanding under the Extension Note. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid to Sponsor, in whole or in part;

•        if the Trust Account is liquidated, including in the event KludeIn is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable if and to the extent any claims by a third-party for services rendered or products sold to KludeIn, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below: (i) $10.00 per Public Share; or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third-party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that the Insiders are obligated to vote in favor of the proposals at the Special Meeting, regardless of how public stockholders vote;

•        KludeIn’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement; and

•        the Sponsor will enter into the A&R Registration Rights Agreement at closing, which provides for registration rights of the Sponsor and certain other stockholders following consummation of the Business Combination.

Certain Other Interests in the Business Combination

In addition to the interests of the Insiders in the Business Combination, stockholders should be aware that the IPO Underwriters and Near have financial interests that are different from, or in addition to, the interests of KludeIn’s stockholders. These interests include:

Upon consummation of the Business Combination, the IPO Underwriters will be entitled to $6,037,500 of deferred underwriting commissions. The IPO Underwriters have not provided any service in connection with the Business Combination and such deferred commissions are attributable solely to their services in connection with the KludeIn IPO. The IPO Underwriters have agreed to waive their rights to the deferred underwriting commissions held in the Trust Account in the event KludeIn does not complete an initial business combination within the time period set forth in the Existing Charter. Accordingly, if the Business Combination, or any other initial business combination, is not consummated by that time and KludeIn is therefore required to be liquidated, the IPO Underwriters will not receive any of the deferred underwriting commissions and such funds will be returned to KludeIn’s public stockholders upon its liquidation.

In addition, in connection with the Extension Amendment, KludeIn issued the Near Extension Note to Near. The Near Extension Note relates to the final two payments of the Extension Funds of $343,345 each. As of February 10, 2022, an aggregate of $686,690 has been drawn down on the Near Extension Note and deposited into the Trust Account to cover the final two months of the extension. If the Business Combination or another initial business combination is not consummated, the Near Extension Note may not be repaid to Near, in whole or in part. Thus, Near and its officers and directors will benefit from the completion of the Business Combination and may be incentivized to complete the Business Combination to recoup its loan, even though it may not be in the best interests of KludeIn’s stockholders.

See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Business Combination — Interests of Certain Persons in the Business Combination” for additional information.

Q:     WHAT DO I NEED TO DO NOW?

A:     After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:     HOW DO I VOTE?

A:      If you are a stockholder of record of KludeIn as of February 10, 2023, the record date set by the KludeIn Board for the Special Meeting, you may submit your proxy before the Special Meeting in any of the following ways, if available:

•        use the toll-free number shown on your proxy card;

•        visit the website shown on your proxy card to vote via the Internet; or

•        complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting https://www.cstproxy.com/kludein/2023. You will need the control number that is printed on your proxy card to enter the Special Meeting. KludeIn recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:     WHEN AND WHERE IS THE SPECIAL MEETING?

A:      The Special Meeting will be held on March 20, 2023, at 10:00 a.m., Eastern Time, via a virtual meeting. In light of the COVID-19 pandemic and to support the well-being of KludeIn’s stockholders, management, employees and the community, the Special Meeting will be virtual. All KludeIn stockholders as of the record date, or their duly appointed proxies, may attend the Special Meeting. Registration will begin at approximately 9:00 a.m. Eastern Time.

Q:     HOW CAN KLUDEIN’S STOCKHOLDERS ATTEND THE SPECIAL MEETING?

A:     If you are a registered stockholder, you received a Notice and Access instruction form or proxy card from Continental Stock Transfer & Trust Company (“CST”). Both forms contain instructions on how to attend the virtual Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact CST at the phone number or e-mail address below. CST’s contact information is as follows: telephone 917-262-2373 or email proxy@continentalstock.com.

You can pre-register to attend the virtual Special Meeting starting March 15, 2023 at 10:00 a.m., Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/kludein/2023, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting. KludeIn recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts.

Beneficial owners, who hold their shares through a bank or broker, will need to contact CST to receive a control number. If you hold your shares in this manner and plan to vote at the Special Meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote CST will issue you a guest control number with proof of ownership. Either way you must contact CST for specific instructions on how to receive the control number. CST can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have Internet capabilities, you can listen only to the meeting by dialing +1 877-770-3647 (toll-free) within the U.S. and Canada, (toll-free) outside the U.S. and Canada +1 312-780-0854 (standard rates apply) and, when prompted, enter the pin number 1879612#. This is listen-only, so you will not be able to vote or enter questions during the meeting.

Q:     WHAT IF DURING THE CHECK-IN TIME OR DURING THE SPECIAL MEETING I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING WEBSITE?

A:     If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting log in page.

Q:     IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:     As discussed above, if your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to KludeIn or by voting online at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are “non-routine” matters and therefore, KludeIn does not expect there to be any broker non-votes at the Special Meeting.

If you are a KludeIn stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal. The failure of your broker to vote will be the equivalent of a vote “AGAINST” the NTA Proposal and the Charter Proposal, but will have no effect on the vote count for the other proposals.

Q:     WHAT HAPPENS IF I SELL MY KLUDEIN SHARES BEFORE THE SPECIAL MEETING?

A:     The record date for the Special Meeting is earlier than the date of the Special Meeting. If you transfer your KludeIn Class A Shares after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your KludeIn Class A Shares because you will no longer be able to deliver them for cancellation upon the consummation of the Business Combination in accordance with the provisions described herein. If you transfer your KludeIn Class A Shares prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:     WHAT IF I ATTEND THE KLUDEIN SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:     For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting online and does not vote or returns a proxy with an “abstain” vote.

If you are a KludeIn stockholder that attends the Special Meeting virtually and fails to vote on the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal, your failure to vote will have the same effect as a vote “AGAINST” the NTA Proposal and the Charter Proposal, but will have no effect on the vote count for such other proposals. If you are a KludeIn stockholder that attends the Special Meeting virtually and you respond to such proposals with an “abstain” vote, your “abstain” vote will have the same effect as a vote “AGAINST” the NTA Proposal and the Charter Proposal but will have no effect on any of the other proposals.

Q:     WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:     If you sign and return your proxy card without indicating how to vote on any particular proposal, the KludeIn Common Stock represented by your proxy will be voted as recommended by the KludeIn Board with respect to that proposal.

Q:     MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:     Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may do this in one of three ways:

•        filing a notice with the corporate secretary of KludeIn;

•        mailing a new, subsequently dated proxy card; or

•        attending the Special Meeting virtually and electing to vote your shares online.

If you are a stockholder of record of KludeIn and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to KludeIn I Acquisition Corp., 1096 Keeler Avenue, Berkeley, CA 94708, and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than when the polls for voting close during the Special Meeting on March 20, 2023, or by voting online at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of KludeIn Common Stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:     WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE KLUDEIN SPECIAL MEETING?

A:     If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of New Near. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of KludeIn in the event that KludeIn searches for another target business with which to complete a business combination.

Q:     WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:     Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:     WHO CAN HELP ANSWER MY QUESTIONS?

A:     If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali, the proxy solicitation agent for KludeIn, toll-free at (800) 662-5200 (banks and brokers call (203) 658-9400) or email Morrow Sodali at INKA.info@investor.morrowsodali.com.

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to KludeIn’s transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Equity Ownership Upon Closing

It is anticipated that, upon completion of the Business Combination: (i) holders of Founder Shares will retain an ownership interest of approximately 5.5% in New Near, (ii) KludeIn’s public stockholders will retain an ownership interest of approximately 13.0% in New Near, and (iii) existing Near stockholders will own approximately 81.5% of New Near. These levels of ownership interest: (a) exclude the impact of the shares underlying Public Warrants and Private Placement Warrants, (b) assume that no KludeIn public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in KludeIn’s Trust Account, (c) assume that no shares are issued pursuant to the 2023 Plan, and (d) assume that no shares are issued and sold pursuant to the Common Stock Purchase Agreement. See the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”, “Proposal No. 5 — The Equity Incentive Plan Proposal” for additional information.

The following table illustrates varying ownership levels in New Near, assuming no redemptions by KludeIn’s public stockholders, 25% redemption by KludeIn’s public stockholders, 50% redemption by KludeIn’s public stockholders, 75% redemption by KludeIn’s public stockholders and the maximum redemptions by KludeIn’s public stockholders:

	No Redemptions(1)		25% Redemptions(2)		50% Redemptions(3)		75% Redemptions(4)		Maximum Redemptions(5)
Pro Forma Ownership	Number of New Near Class A Shares	% of Total Issued and Outstanding Shares	Number of New Near Class A Shares	% of Total Issued and Outstanding Shares	Number of New Near Class A Shares	% of Total Issued and Outstanding Shares	Number of New Near Class A Shares	% of Total Issued and Outstanding Shares	Number of New Near Class A Shares	% of Total Issued and Outstanding Shares
KludeIn public stockholders	617,864	1.0%	463,398	0.8%	308,932	0.5%	154,466	0.3%	—	0.0%
Holders of Founder Shares(6)	4,075,000	6.9%	4,075,000	6.8%	4,075,000	6.9%	4,075,000	6.8%	4,075,000	6.9%
Rollover equity shares of Near shareholders	55,011,883	92.1%	55,011,883	92.4%	55,011,883	92.6%	55,011,883	92.9%	55,011,883	93.1%
New Near	59,704,747	100%	59,550,281	100%	59,395,815	100%	59,241,349	100%	59,086,883	100%

____________

(1)       Assumes that no KludeIn Class A Shares are redeemed and excludes potential dilution from Public Warrants and Private Placement Warrants.

(2)       Assumes that the public stockholders holding approximately 25% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 25% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 154,466 Public Shares are redeemed for an aggregate redemption payment of approximately $1.6 million, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable). Excludes potential dilution from Public Warrants and Private Placement Warrants.

(3)       Assumes that the public stockholders holding approximately 50% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 308,932 Public Shares are redeemed for an aggregate redemption payment of approximately $3.2 million, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable). Excludes potential dilution from Public Warrants and Private Placement Warrants.

(4)       Assumes that the public stockholders holding approximately 75% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 75% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 463,398 Public Shares are redeemed for an aggregate redemption payment of approximately $4.8 million, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable). Excludes potential dilution from Public Warrants and Private Placement Warrants.

(5)       Assumes that the public stockholders holding approximately 100% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 617,864 Public Shares are redeemed for an aggregate redemption payment of approximately $6.4 million, inclusive of a pro rata portion of interest accrued on the Trust Account (net of taxes payable). Excludes potential dilution from Public Warrants and Private Placement Warrants.

(6)       Represents the 4,312,500 Founder Shares that are issued and outstanding.

The Special Meeting

Date, Time and Place of the Special Meeting

The Special Meeting will be held on March 20, 2023, at 10:00 a.m., Eastern Time, via a virtual meeting. At the Special Meeting, KludeIn stockholders will be asked to approve the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal (if necessary).

Voting Power; Record Date

The KludeIn Board has fixed the close of business on February 10, 2023, as the Record Date for determining KludeIn stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business February 10, 2023, there were 4,930,364 shares of KludeIn Common Stock outstanding and entitled to vote, of which 617,864 are KludeIn Class A Shares and 4,312,500 are Founder Shares, such Founder Shares representing approximately 87.5% of the outstanding shares of KludeIn Common Stock. Each share of KludeIn Common Stock is entitled to one vote per share at the Special Meeting. The Insiders have agreed to vote the Founder Shares and any other KludeIn securities they hold in favor of each of the proposals being presented at the Special Meeting.

Quorum and Vote of KludeIn Stockholders

A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of KludeIn Common Stock entitled to vote as of the record date at the Special Meeting is represented virtually or by proxy. Abstentions will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, which currently own an aggregate of approximately 87.5% of the issued and outstanding shares of KludeIn Common Stock, will count towards this quorum. As a result, as of the Record Date, in addition to the shares of the holders of the Founder Shares, no additional holders of KludeIn Common Stock would be required to be present at the Special Meeting to achieve a quorum.

Approval of the NTA Proposal requires the affirmative vote of holders of sixty-five percent (65%) of the issued and outstanding shares of KludeIn Common Stock, voting together as a single class. Approval of the Business Combination Proposal, the Governance Proposals (each of which is a non-binding, advisory vote), the Nasdaq Proposal and the Equity Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class. Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. Approval of the Charter Proposal requires the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the shares of KludeIn Class A Common Stock then outstanding, voting separately as a single class and (iii) the holders of a majority of the then outstanding shares of KludeIn Common Stock, voting together as a single class, at a meeting at which a quorum is present. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class, regardless of whether a quorum is present.

Consummation of the Business Combination is conditioned on the approval of each of the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

The Proposals to be Submitted at the Special Meeting

The following is a summary of the proposals to be submitted at the Special Meeting.

Proposal 1: The NTA Proposal

Assuming the Business Combination Proposal (Proposal 2) is approved and adopted, to approve and adopt the NTA Proposal, which shall be effective, if adopted and implemented by KludeIn, prior to the consummation of the proposed Business Combination, to remove the limitation on share redemptions that would cause KludeIn to be unable to consummate the Business Combination if stockholder redemptions would cause KludeIn’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. See the section of this proxy statement/prospectus entitled “Proposal No. 1: The NTA Proposal.”

Proposal 2: The Business Combination Proposal

A proposal to adopt and approve the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal” and the Merger Agreement, a copy of which is attached as Annex B-1 to this proxy statement/prospectus, for additional information.

Proposal 3: The Charter Proposal

Assuming the Business Combination Proposal (Proposal 2) is approved and adopted, to approve and adopt the Proposed Charter, in the form attached to this proxy statement/prospectus as Annex C, which will amend and restate the Existing Charter in its entirety and be effective when duly filed with the Secretary of State of the State of Delaware in connection with the Closing. See the section of this proxy statement/prospectus entitled “Proposal No. 3: The Charter Proposal” and the Proposed Charter, a copy of which is attached as Annex C to this proxy statement/prospectus, for additional information.

Proposal 4: The Governance Proposals

A proposal to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with the SEC requirements:

•        Proposal No. 4.A: Number of Authorized Shares

•        Proposal No. 4.B: No Class Vote on Changes in Authorized Number of Stock

•        Proposal No. 4.C: Required Vote to Amend the Proposed Bylaws

•        Proposal No. 4.D: Limitation of Exclusive Forum Provision

•        Proposal No. 4.E: Update of Other Provisions

See the section of this proxy statement/prospectus entitled “Proposal No. 4: The Governance Proposals” for additional information.

Proposal 5: The Nasdaq Proposal

A proposal to approve, for purposes of complying with applicable Nasdaq Capital Market listing rules, the issuance of more than 20% of the KludeIn’s issued and outstanding KludeIn Common Stock in connection with the Common Stock Financing. See the section of this proxy statement/prospectus entitled “Proposal No. 5: The Nasdaq Proposal” for additional information.

Proposal 6: The Equity Incentive Plan Proposal

A proposal to approve and adopt the 2023 Plan, established to be effective after the Closing. See the section of this proxy statement/prospectus entitled “Proposal No. 6: The Equity Incentive Plan Proposal” for additional information.

Proposal 7: The Director Election Proposal

A proposal to consider and vote upon the election of five (5) directors, who, upon consummation of the Business Combination, will constitute all the members of the board of directors of New Near. See the section of this proxy statement/prospectus entitled “Proposal No. 7: The Director Election Proposal” for additional information.

Proposal 8: The Adjournment Proposal

If necessary, a proposal to adjourn the Special Meeting to a later date or dates, if necessary or appropriate as determined by the KludeIn Board. See the section of this proxy statement/prospectus entitled “Proposal No. 8: The Adjournment Proposal” for additional information.

Redemption Rights

Holders of KludeIn Class A Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any stockholder holding KludeIn Class A Shares may demand that KludeIn redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $10.44 per share as of the Record Date, including interest not previously released to KludeIn to pay taxes), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, KludeIn will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination. Additional terms and conditions apply. See the section of this proxy statement/prospectus entitled “KludeIn Special Meeting in Lieu of 2022 Annual Meeting of Stockholders — Redemption Rights” for additional information.

In connection with the First Extension Amendment, KludeIn stockholders holding 6,845,606 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $68,488,348 (approximately $10.00 per share) was removed from the Trust Account to pay such holders. In connection with the First Extension Amendment, on July 7, 2022, KludeIn issued the Extension Note, pursuant to which the Sponsor agreed to provide KludeIn with equal installments of the Extension Funds, or $343,345, to be deposited into the Trust Account for each month in which the date by which KludeIn must consummate its initial business combination is extended, from July 11, 2022 until January 11, 2023. On November 23, 2022, following the entry into the Financing Agreement and the release of certain covenants related to Near, Near committed to loan certain of the Extension Funds to KludeIn, and KludeIn issued the Near Extension Note, which relates to the final two payments of the Extension Funds of $343,345 each. As of February 10, 2023, an aggregate of $2,060,070 has been drawn down on the Extension Note and the Near Extension Note and deposited into the Trust Account to cover the six months of the extension.

In connection with the Second Extension Meeting, stockholders holding 9,786,530 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $6.376 million remained in the Trust Account. Following redemptions, KludeIn has 617,864 Public Shares outstanding.

Appraisal Rights

Holders of shares of KludeIn Common Stock are not entitled to appraisal rights in connection with the Business Combination under Delaware law.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. KludeIn has engaged Morrow Sodali to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares during the Special Meeting if it revokes its proxy before such meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section of this proxy statement/prospectus entitled “KludeIn Special Meeting in Lieu of 2022 Annual Meeting of Stockholders — Revoking Your Proxy” for additional information.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that none of KludeIn’s outstanding KludeIn Class A Shares are redeemed in connection with the Business Combination and (ii) assuming that 617,864 of KludeIn’s Class A Shares subject to redemption are redeemed for an aggregate payment of approximately $6.4 million which is the maximum permitted amount of redemptions while still satisfying the Minimum Cash Condition. In the event cash available at closing is insufficient to meet the Minimum Cash Condition, a condition would not be met and the Business Combination may not be consummated. For an illustration of the number of shares and percentage interests outstanding under these scenarios, see the section entitled “— Equity Ownership Upon Closing.”

No Redemption

Source of Funds (in millions)		Uses (in millions)
Existing Cash held in Trust Account	$0.6	Shares of KludeIn Class A Shares and awards issued to Near Equityholders(1)	$550.0
Shares of New Near common stock and awards issued to Near Equityholders(1)	550.0
		Cash to New Near Balance Sheet	0.6
Total Sources	$550.6		$550.6

Maximum Redemption

Source of Funds (in millions)		Uses (in millions)
Existing Cash held in Trust Account and cash from Financing Agreement(1)	$0.0	Shares of KludeIn Class A Shares and awards issued to Near Equityholders(2)	$550.0
Shares of New Near common stock and awards issued to Near Equityholders(2)	550.0
		Cash to New Near Balance Sheet	0
Total Sources	$550.0		$550.0

____________

(1)      Shares issued to Near’s stockholders are at a deemed value of $10.00 per share. Assumes 55,011,883 shares and awards issued to Near’s stockholders at Closing in the form of common stock. See the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.

(2)      Represents an estimated amount, inclusive of fees related to the Business Combination, legal and underwriting fees.

Summary of Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may harm New Near’s business, financial condition and operating results. Such risks include, but are not limited to:

•        The COVID-19 pandemic or similar outbreaks could have an adverse impact on our business and operations, and the markets and communities in which we, our partners and customers operate, and the impact of the pandemic is difficult to assess or predict.

•        We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations on the terms and in the manner previously obtained.

•        If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of New Near Common Stock may decline.

•        KludeIn stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

•        KludeIn’s directors and officers may have interests in the Business Combination that differ from the interests of KludeIn’s stockholders.

•        New Near may be required to take actions that could have a significant negative effect on New Near’s financial condition, results of operations and the price of New Near’s securities, which could cause you to lose some or all of your investment.

•        Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination and results of operations.

•        The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

•        The ability of KludeIn stockholders to exercise redemption rights with respect to a large number of Public Shares may not allow KludeIn to complete the most desirable business combination or optimize its capital structure.

•        KludeIn’s current directors’ and executive officers’ affiliates own shares of KludeIn Common Stock and warrants that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.

•        Near has a limited operating history and has been growing rapidly over the last several years, which makes it difficult to forecast our future results of operations and increases the risk of your investment.

•        We may be unable to successfully close potential acquisitions, or successfully integrate the operations of such target businesses, if acquired, which could have an adverse impact on our business.

•        Near relies heavily on the services of our senior management team, and if we are not successful in attracting or retaining senior management personnel, we may not be able to successfully implement our business strategy.

•        Adverse or weakened general economic and market conditions may reduce spending on technology and information, which could harm our revenue, results of operations, and cash flows.

•        Near relies heavily on the services of our senior management team, and if we are not successful in attracting or retaining senior management personnel, we may not be able to successfully implement our business strategy.

The other matters described in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 54.

SELECTED HISTORICAL FINANCIAL INFORMATION OF KLUDEIN

The following table sets forth selected historical financial information of KludeIn for the periods and as of the dates indicated. The selected historical financial information of KludeIn as of September 30, 2022 and for the nine month periods ended September 30, 2022 and September 30, 2021 was derived from the unaudited condensed financial statements included elsewhere in this proxy statement/prospectus and KludeIn’s balance sheet data as of December 31, 2021 and 2020 and statement of operations data for the year ended December 31, 2021 and the period from September 24, 2020 (inception) through December 31, 2020, are derived from KludeIn’s historical financial statements included elsewhere in this proxy statement/prospectus. The information is only a summary and should be read in conjunction with KludeIn’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of KludeIn” contained elsewhere in this proxy statement/prospectus. KludeIn’s historical results are not necessarily indicative of future results.

	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Year ended December 31, 2021	For the Period from September 24, 2020 (inception) Through December 31, 2020
Income Statement Data:
Loss from operations	$(2,758,585)	$(931,960)	$(1,605,912)	$(1,893)
Net income (loss)	$4,816,310	$(434,039)	$(406,026)	$(1,893)
Weighted average Class A common stock outstanding, basic and diluted	15,118,584	16,615,809	16,776,099	—
Basic and diluted net income (loss) per share, Class A common stock	$0.25	$(0.02)	$(0.02)	$—
Weighted average Class B common stock outstanding, basic and diluted	4,312,500	4,291,820	4,297,047	3,750,000
Basic and diluted net income (loss) per share, Class B common stock	$0.25	$(0.02)	$(0.02)	$(0.00)
	September 30, 2022	December 31, 2021	December 31, 2020
Balance Sheet Data:
Cash and marketable securities held in Trust Account	$105,664,618	$172,580,609	$—
Total assets	$105,955,904	$172,980,682	$178,644
Total liabilities	$11,272,123	$14,986,585	$155,537
Class A common stock subject to possible redemption	$105,509,695	$172,500,000	$—
Total stockholders’ (deficit) equity	$(10,825,914)	$(14,505,903)	$23,107

SELECTED HISTORICAL FINANCIAL INFORMATION OF NEAR

The following tables summarize selected historical financial information of Near. Selected historical financial information from the consolidated statements of operations, consolidated balance sheets, and consolidated statements of cash flows as of and for the nine month periods ended September 30, 2022 and 2021 was derived from Near’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. Selected historical financial information from the consolidated statements of operations, consolidated balance sheets, and consolidated statements of cash flows as of and for the years ended December 31, 2021 and 2020 was derived from Near’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

You should read this summary financial data in conjunction with the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Near” and financial statements and related notes included elsewhere in this proxy statement/prospectus.

	Nine months ended September 30,		Year ended December 31,
	2022	2021	2021	2020
Statement of Operations Data:
Revenue	44,464,522	30,737,861	45,320,675	12,804,069
Cost of revenue	14,089,420	8,608,957	12,918,041	4,390,919
Product and Technology	21,624,925	11,773,938	16,718,467	18,900,851
Sales and marketing	18,403,536	6,510,942	10,731,042	4,172,858
General and administrative	66,667,615	9,148,991	14,400,851	7,329,630
Depreciation and amortization	7,119,055	5,852,513	8,230,623	111,704
Total operating expenses	127,904,551	41,895,341	62,999,024	34,905,962
Loss from operations	(83,440,029)	(11,157,480)	(17,678,349)	(22,101,893)
Interest expense, net	3,068,806	1,872,384	2,667,400	1,424,295
Changes in fair value of warrant liabilities	(1,937,106)	(716,180)	1,540,895	525,113
Gain on extinguishment of debt	(689,908)	(707,164)	(707,164)	—
Other income, net	(639,258)	(334,022)	(429,237)	(142,335)
Income tax expense	209,909	203,077	305,356	334,508
Net loss	$(83,452,472)	$(11,475,575)	$(21,055,599)	$(24,243,474)
Per share information attributable to Near
Net loss per ordinary share, basic and diluted	$(915)	$(407)	$(539)	$(938)
Weighted average ordinary shares, basic and diluted	91,219	61,306	63,992	43,190
	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
Balance Sheets Data:
Cash and cash equivalents	$9,484,538	$8,839,402	$21,295,362
Total assets	122,269,205	117,774,146	58,728,410
Total liabilities	67,734,190	43,125,796	32,017,144
Total stockholders’ deficit	(152,882,222)	(132,768,887)	(97,903,227)
	Nine months ended September 30,		For the year ended December 31,
	2022	2021	2021	2020
Statements of Cash Flows Data:
Net cash used in operating activities	(16,779,875)	(16,323,947)	$(21,596,598)	$(11,123,546)
Net cash provided by (used in) investing activities	(641,087)	1,375,390	1,372,703	(5,278,598)
Net cash provided by financing activities	18,623,064	9,105,528	8,210,052	4,207,742

SUMMARY UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although KludeIn will acquire all of the outstanding equity interests of Near in the Business Combination, KludeIn will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Near issuing shares for the net assets of KludeIn, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Near. The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2022 gives effect to the Business Combination and related transactions as if they had occurred on September 30, 2022. The summary unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2022 give effect to the Business Combination and related transactions as if they had occurred on January 1, 2021, the beginning of the earliest period presented. The summary unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2021 give effect to the Business Combination and related transactions as if they had occurred on January 1, 2021.

The Summary Pro Forma Information has been derived from, should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of KludeIn and Near for the applicable periods included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-Business Combination company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the post-Business Combination company following the reverse recapitalization.

The Summary Pro Forma Information has been prepared using the assumptions below with respect to the potential redemption into cash of KludeIn’s common stock:

1.      Assuming No Redemptions:    This scenario assumes that no public stockholders of KludeIn exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

2.      Assuming Maximum Redemptions:    This scenario assumes that all 617, 864 Public Shares are redeemed for an aggregate redemption payment of approximately $6.4 million. The maximum redemption amount reflects the assumption that KludeIn’s Existing Charter is amended pursuant to the NTA Proposal such that KludeIn will not be required to maintain a minimum net tangible asset value of at least $5,000,001 either immediately prior to or upon the closing of the Business Combination. Should the NTA Proposal not be approved, KludeIn would not be permitted to proceed with the Business Combination unless KludeIn has net tangible asset value of at least $5,000,001 either immediately prior to or upon the closing of the Business Combination.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Nine Months Ended September 30, 2022
Net loss	$(92,913,064)	$(92,913,064)
Weighted average shares outstanding – basic and diluted	59,704,747	59,086,883
Basic and diluted net loss per share	$(1.56)	$(1.57)
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Year Ended December 31, 2021
Net loss	$(51,381,055)	$(51,381,055)
Weighted average shares outstanding – basic and diluted	59,704,747	59,086,883
Basic and diluted net loss per share	$(0.86)	$(0.87)
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of September 30, 2022
Total assets	$164,918,753	$160,962,891
Total liabilities	$134,716,643	$137,136,931
Total stockholders’ equity	$30,202,110	$23,825,960

COMPARATIVE PER SHARE INFORMATION

The following table sets forth the historical comparative per share information of KludeIn, on a stand-alone basis and the unaudited pro forma combined per share information after giving effect to the Business Combination, assuming no redemptions and maximum redemptions.

The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it had occurred on January 1, 2021.

The information in the following table should be read in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of KludeIn and Near and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of KludeIn and Near would have been had the companies been combined during the periods presented.

The following table sets forth:

•        Unaudited pro forma per share information of the combined company assuming two redemption scenarios as follows:

•        The No Redemptions scenario assumes that no KludeIn public stockholders elect to redeem their KludeIn Class A Shares for a pro rata portion of cash in the Trust Account in connection with the Business Combination, and thus the full amount held in the Trust Account as of the Closing is available for the Business Combination.

•        The Maximum Redemptions scenario assumes that KludeIn’s stockholders redeem 617,864 Public Shares are redeemed for an aggregate redemption payment of approximately $6.4 million. The maximum redemption amount reflects the assumption that KludeIn’s Existing Charter is amended pursuant to the NTA Proposal such that KludeIn will not be required to maintain a minimum net tangible asset value of at least $5,000,001 either immediately prior to or upon the closing of the Business Combination. Should the NTA Proposal not be approved, KludeIn would not be permitted to proceed with the Business Combination unless KludeIn has net tangible asset value of at least $5,000,001 either immediately prior to or upon the closing of the Business Combination.

			Pro Forma Combined
	Near	KludeIn	No Redemptions	Maximum Redemptions
Nine Months Ended September 30, 2022
Net (loss) income	$(83,452,472)	$4,816,310	$(92,913,064)	$(92,913,064)
Stockholders’ (deficit) equity	$(152,882,222)	$(10,825,914)	$30,202,110	$23,825,960
Weighted average shares outstanding – basic and diluted	—	19,431,084	59,704,747	59,086,883
Net income (loss) per share – Basic and diluted	N/A	$0.25	$(1.56)	$(1.57)
Book value per share(1)	N/A	$(0.56)	$0.51	$0.40
Cash dividends per share – basic and diluted	—	—	—	—
Year Ended December 31, 2021
Net loss	$(21,055,599)	$(406,026)	$(51,381,055)	$(51,381,055)
Weighted average shares outstanding – basic and diluted	—	21,073,146	59,704,747	59,086,883
Net loss per share – Basic and diluted	N/A	$(0.02)	$(0.86)	$(0.87)

____________

(1)      Book value per share = (Total stockholders’ equity/shares outstanding)

MARKET PRICE AND DIVIDEND INFORMATION

KludeIn

Holders

As of the Record Date, there was one holder of record of the KludeIn Units, one holder of record of the KludeIn Class A Shares, four holders of record of the KludeIn Class B Shares and two holders of record of the KludeIn warrants.

Ticker Symbol and Market Price

KludeIn Units, KludeIn Class A Shares and the Public Warrants are currently listed on the Nasdaq under the symbols “INKAU,” “INKA” and “INKAW,” respectively. The closing price of the KludeIn Units, KludeIn Class A Shares and the Public Warrants on May 18, 2022, the last trading day before announcement of the execution of the Merger Agreement, was $10.00, $9.96 and $0.10 respectively. As of the Record Date, the closing price for the KludeIn Units, KludeIn Class A Shares and the Public Warrants was $10.85, $10.68, and $0.25, respectively. KludeIn will not have units traded on Nasdaq following the consummation of the Business Combination and such units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. KludeIn Public Warrant holders and those stockholders who do not elect to have their KludeIn Class A Shares redeemed need not deliver their KludeIn Class A Shares or Public Warrant certificates to KludeIn or to KludeIn’s transfer agent and they will remain outstanding. Upon the Closing, KludeIn intends to change its name from “KludeIn I Acquisition Corp.” to “Near Intelligence, Inc.” (or such other name agreed by KludeIn and Near) and intends to apply to continue the listing of its Class A Common Stock and warrants on Nasdaq under the symbols “NIR” and “NIRWW,” respectively.

Dividend Policy

KludeIn has not paid any cash dividends on the KludeIn Common Stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

Near

There is no public market for Near Common Stock or Near preferred stock.

Dividend Policy of New Near Following the Business Combination

The payment of cash dividends in the future will be dependent upon New Near’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Near Board. Until the date on which all obligations of New Near are paid in full pursuant to the Financing Agreement, New Near may not pay any cash dividend unless otherwise permitted pursuant to the Financing Agreement.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Transaction Proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, New Near’s business, financial condition and results of operations. If any of the events described below occur, New Near’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of New Near’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of KludeIn and Near.

Risks Related to Near’s Business and Industry and New Near Following the Business Combination

Unless the context otherwise requires, references to “we,” “us” and “our” in this subsection generally refer to Near in the present tense and New Near from and after consummation of the Business Combination.

We have a limited operating history and have been growing rapidly over the last several years, which makes it difficult to forecast our future results of operations and increases the risk of your investment.

As a result of our limited operating history and our rapid growth over the last several years, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to effectively plan for and model future growth.

Our revenue growth rate may decline over time. In future periods, our growth could slow or our revenue could decline for a number of reasons, including slowing demand for the Near Platform, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to manage our growth effectively or continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the other risks and uncertainties described in this proxy statement/prospectus. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our financial condition and results of operations could differ materially from our expectations, and our business could be materially adversely affected.

We expect fluctuations in our financial results, making it difficult to project future results. If we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, other factors that may cause our results of operations to fluctuate include:

•        fluctuations in demand for the Near Platform, including as a result of our introduction of new products, features, and functionality;

•        our ability to attract new customers;

•        our ability to retain existing customers;

•        customer expansion rates;

•        investments in new products, features, and functionality;

•        the timing of our customers’ purchases;

•        awareness of our brand on a global basis;

•        fluctuations or delays in purchasing decisions in anticipation of new products, features, or functionality developed or acquired by us or our competitors;

•        changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•        our ability to control costs, including our operating expenses;

•        the amount and timing of costs associated with our cloud computing infrastructure, particularly the cloud services provided by Amazon Web Services (“AWS”);

•        the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses;

•        the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges;

•        the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;

•        the ability to identify and complete potential merger and/or acquisition opportunities;

•        the effects of potential mergers, acquisitions, and their integration;

•        general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate, and related difficulties in collections;

•        health epidemics or pandemics, such as the COVID-19 pandemic;

•        the impact of new accounting pronouncements;

•        changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance, particularly with respect to compliance with evolving privacy and data protection laws and regulations;

•        the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with differing tax rates, the effects of stock-based compensation, and the effects of changes in our business;

•        the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

•        fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•        changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

•        significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of the Near Platform.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class actions.

We have a history of losses. As our costs increase, we may not be able to generate sufficient revenue to achieve and sustain profitability.

We have experienced net losses in each period since inception. We generated net losses of $21.05 million and $24.24 million for the fiscal years ended December 31, 2021 and 2020, respectively, and $83.45 million and $11.48 million for the nine months ended September 30, 2022 and 2021, respectively. As of December 31, 2021 and September 30, 2022, we had an accumulated deficit of $136.37 million and $220.02 million, respectively. We expect our costs and expenses to increase in future periods. In particular, we intend to continue to invest significant resources in:

•        the continued development of the Near Platform, including investments in our research and development team, the development or acquisition of new products, features, and functionality, and improvements to the scalability, availability, and security of our platform;

•        our technology infrastructure, including enhancements to our network operations and infrastructure, and hiring of additional employees;

•        sales and marketing;

•        additional international expansion, in an effort to increase our sales; and

•        general administration, including legal, accounting, and other expenses.

In addition, part of our business strategy is to focus on our long-term growth. As a result, our profitability may be lower in the near-term than it would be if our strategy were to maximize short-term profitability. Significant expenditures on sales and marketing efforts, expanding our platform, products, features, and functionality, and expanding our research and development, each of which we intend to continue to invest in, may not ultimately grow our business or cause long-term profitability. If we are ultimately unable to achieve profitability at the level anticipated by industry or financial analysts and our stockholders, our stock price may decline.

Our efforts to grow our business may be costlier than we expect, or our revenue growth rate may be slower than we expect, and we may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to continue to grow our revenue, the value of our business and common stock may significantly decrease.

We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations on the terms and in the manner previously obtained.

In addition to the Common Stock Financing and the Financing Agreement, we may need to raise additional funds in the future, including to support Near’s acquisition strategy. For example, in the event the Business Combination Conditions are not met, on or before May 31, 2023, Near shall be required to meet the Alternative Subsequent Financing Condition. The failure to meet either the Business Combination Conditions or the Alternative Subsequent Financing Condition before the applicable date will result in a mandatory prepayment event of Near’s outstanding obligations pursuant to the Financing Agreement. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt as may be required to meet the Alternative Subsequent Financing Condition or pursuant to the Common Stock Financing, investors may experience significant dilution of their ownership interest, and the newly issued securities in the case of the Alternative Subsequent Financing Condition, may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, as may be permissible pursuant to the terms of the Financing, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to incur interest expense. Higher interest rates could increase debt service requirements on any debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay debt during periods of rising interest rates, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of any such events could materially and adversely affect our business, financial condition and results of operations. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations, and we may not be able to expand our business, take advantage of business opportunities or respond to competitive pressures, which could negatively impact our revenue and the competitiveness of our services. For further information regarding our financing, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Near — Borrowings.”

The agreements governing our Financing Agreement and other principal indebtedness contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

Covenants in the Financing Agreement restrict, among other things, our ability to:

•        pay dividends or distributions, repurchase or issue equity, prepay certain debt or make certain investments;

•        incur additional debt;

•        incur liens on assets;

•        make certain investments; and

•        engaging in mergers and consolidations, sale and leasebacks and asset dispositions.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs without the prior consent of Blue Torch Finance LLC. Moreover, our ability to comply with these provisions may be affected by events beyond our control. The breach of any such covenants or obligations not otherwise waived or cured could result in a default under the Financing Agreement and could trigger acceleration of those obligations. In addition, the Financing requires us to satisfy certain financial covenants, including a maximum leverage ratio, a limitation on the purchase price payable for certain acquisitions, maximum of consolidated capital expenditures and certain mandatory prepayments. Any default under the Financing Agreement could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt. The ability to make payments of principal and interest on indebtedness will depend on the future performance of Near, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control.

We may be unable to successfully close potential acquisitions, or successfully integrate the operations of such target businesses, if acquired, which could have an adverse impact on our business.

Near uses acquisitions as an accelerator of growth of its core business. We expect to continue to seek to acquire value accretive assets with differentiated products and data to unlock long-term synergies. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not complete acquisitions successfully that we target in the future. The inability of Near to fund such acquisitions by raising additional financing through debt or equity may impact Near’s overall growth. Near may decide to fund future acquisitions by issuing equity in Near against deal consideration which may result in significant dilution for the existing stockholders and investors of Near. Our business is subject to regulation in the U.S. and the other jurisdictions in which we operate, and any failure to comply with such regulations or any changes in such regulations could adversely affect us. If we cannot identify and purchase a sufficient quantity of profitable businesses at favorable prices, or if we are unable to finance acquisition opportunities on commercially favorable terms, our business, financial condition or results of operations could be materially adversely affected.

Acquisition activity presents certain risks to our business, operations and financial condition, and we may not realize the financial and strategic goals contemplated at the time of a transaction. Our ability to successfully implement our acquisition strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions, and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions.

Mergers and acquisitions are inherently risky, and any mergers and acquisitions that we complete may not be successful. The process of integrating an acquired company’s business into our operations and investing in new technologies is challenging and may result in expected or unexpected operating or compliance challenges, which may require significant expenditures and a significant amount of our management’s attention that would otherwise be focused on the ongoing operation of our business. The potential difficulties or risks of integrating an acquired company’s business include the following, among others, which risks can be magnified when one or more integrations are occurring simultaneously or within a small period of time:

•        the effect of the acquisition on our financial and strategic positions and our reputation;

•        risk that we are unable to obtain the anticipated benefits of the acquisition, including synergies, economies of scale, revenues and cash flow;

•        retention risk with respect to key clients, service providers, and challenges in retaining, assimilating and training new employees;

•        potential increased expenditure on human resources and related costs;

•        retention risk with respect to an acquired company’s key executives and personnel;

•        potential disruption to our ongoing business;

•        especially high degree of risk for investments in immature businesses with unproven track records and technologies, with the possibility that we may lose the value of our entire investments or incur additional unexpected liabilities;

•        risk of entering new jurisdictions and becoming subject to foreign laws and regulations not previously applicable to us;

•        potential diversion of cash for an acquisition, ongoing operations or integration activities that would limit other potential uses for cash including infrastructure, marketing and other investments;

•        the assumption of known and unknown debt and other liabilities and obligations of the acquired company;

•        potential integration risks related to acquisition targets that do not maintain internal controls and policies and procedures over financial reporting as would be required of a public company, which may amplify our risks and liabilities with respect to our ability to maintain appropriate internal controls and procedures;

•        inadequacy or ineffectiveness of an acquired company’s disclosure controls and procedures and/or environmental, health and safety, anti-corruption, human resources or other policies and practices;

•        challenges in reconciling accounting issues, especially if an acquired company utilizes accounting principles different from those that we use; and

•        challenges in complying with newly applicable laws and regulations, including obtaining or retaining required approvals, licenses and permits.

We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operations. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition and execute our growth strategy. For further information regarding our financing, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Near — Borrowings.”

Our management team has no experience managing a public company.

Members of our management team have no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

We rely heavily on the services of our senior management team, and if we are not successful in attracting or retaining senior management personnel, we may not be able to successfully implement our business strategy.

Our future success will be substantially dependent on our ability to attract, retain, and motivate our key employees and the members of our management team. We will also rely on our leadership team in the areas of operations, security, analytics, engineering, product management, research and development, marketing, sales, partnerships, mergers and acquisitions, support, and general and administrative functions. Although we expect to enter into employment agreements with our key personnel following the consummation of the Business Combination, our senior management will be employed on an “at-will” basis, which means they may terminate their employment with us at any time. If one or more of our key employees resigns or otherwise ceases to provide us with their service, our business could be harmed.

Our failure to maintain effective internal controls over financial reporting could harm us.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Under standards established by the Public Company Accounting Oversight Board (“PCAOB”), a deficiency in internal controls over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. The PCAOB defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant’s financial reporting. We cannot assure you that material weaknesses and control deficiencies will not be discovered in the future. Our failure to maintain effective disclosure controls and internal controls over financial reporting could have an adverse effect on our business and could cause investors to lose confidence in our financial statements, which could cause a decline in the price of our common stock, and we may be unable to maintain compliance with the Nasdaq listing standards.

Our business depends on our current customers renewing their subscriptions and purchasing additional subscriptions from us, as well as attracting new customers. Any decline in our customer retention or expansion of our commercial relationships with existing customers or an inability to attract new customers would materially adversely affect our business, financial condition, and results of operations.

In order for us to maintain or improve our revenue growth and our results of operations, it is important that our customers renew their subscriptions when existing contract terms expire and that we expand our commercial relationships with our existing customers and attract new customers. Our customers have no obligation to renew their subscriptions, and our customers may not renew subscriptions with similar contract periods. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention.

Our customer retention and expansion and the rate at which we attract new customers may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with the Near Platform; our support capabilities; our prices and pricing plans; the prices of competing products; reductions in our customers’ spending levels; new product releases; or the effects of global economic conditions. We may be unable to timely address any retention issues with specific customers, which could materially adversely affect our results of operations. If our customers do not purchase additional subscriptions or renew their subscriptions, or if they renew on less favorable terms, or if we are unable to attract new customers, our revenue may decline or grow less quickly, which would materially adversely affect our business, financial condition, and results of operations.

We currently generate significant revenue from our largest customers, and the loss or decline in revenue from any of these customers could harm our business, results of operations and financial condition.

As of September 30, 2022, our 10 largest active customer accounts generated an aggregate of approximately 71% of our revenue. In the event that any of our large customers do not continue to use our products, use fewer of our products, or use our products in a more limited capacity, or not at all, our business, results of operations and financial condition could be adversely affected.

We do not have the history with our subscription or pricing models necessary to accurately predict optimal pricing necessary to attract new customers and retain existing customers.

We have limited experience with respect to determining the optimal prices for the Near Platform and, as a result, we have in the past, and expect in the future that, we will need to change our pricing model from time to time. As the market for the Near Platform matures, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our subscription plans and negatively impact our overall revenue. Although we occasionally upsell within contract terms based on customer needs, most of our customer contracts have a licensing period of one year or longer. As a result, potential changes in our pricing policies, or our rate of customer expansion or retention, may not be fully reflected in our results of operations until future periods. Moreover, larger organizations may demand price concessions. As a result, in the future we may be required to reduce our prices, which could materially adversely affect our business, financial condition, and results of operations.

Third parties may claim that the operation of our business infringes on their intellectual proprietary rights. These claims could be costly to defend, result in injunctions and significant damage awards and limit our ability to use key technologies in the future (or require us to implement workarounds), which may cause us to incur significant costs, prevent us from commercializing our products and services or otherwise have a material adverse effect on our business.

In recent years, in the markets in which we operate, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity, as well as litigation, based on allegations of infringement, misappropriation or other violations of intellectual property. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. We may be subject to claims of alleged infringement, misappropriation or other violation of the intellectual property rights of our competitors or other third parties in the operation of our businesses, including for our use of third party intellectual property rights or our internally developed or acquired intellectual property, technologies and content. We cannot guarantee we have not, do not or will not infringe, misappropriate or otherwise violate the intellectual property rights of others. If we were to discover that our products or services infringe, misappropriate or otherwise violate the intellectual property rights of others, we may need to obtain licenses or implement workarounds that could be costly. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to implement workarounds successfully. Moreover, if we are sued for infringement, misappropriation or other violations of a third party’s intellectual property rights and such claims are successfully asserted against us, we could be required to pay substantial damages or ongoing royalty payments or to indemnify our licensees, or could be enjoined from offering our products or services or using certain technologies or otherwise be subject to other unfavorable circumstances. Accordingly, our exposure to damages resulting from such claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims (regardless of their merit) and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

On July 12, 2022, Near received a letter from a company called Near GmbH claiming that Near is infringing Near GmbH’s European Union trademark registration for “Near” and its corresponding business designation rights in France. Near responded to Near GmbH stating that Near had received the letter and is evaluating its contents. Near’s German trademark counsel and Near GmbH’s counsel have been in discussions since August 2022 concerning a potential resolution. Near GmbH has proposed that we enter into a written settlement agreement to resolve the dispute. The parties are working cooperatively to negotiate and we plan to seek to resolve the dispute through a written agreement, including discussing potential payments to Near GmbH. We note that if the parties are not able to reach an agreement, the parties may enter into litigation and, depending on the outcome, Near may be unable to use “Near” as a trademark in France or the European Union and may have to pay damages to Near GmbH.

Our failure to adequately protect our intellectual property may negatively impact our ability to compete effectively against competitors in our industry.

Our success and ability to compete depend, in part, upon our intellectual property, including our brand, technology and database. In the U.S. and other jurisdictions, we rely on a combination of copyright, trademark, patent, and trade secret laws, as well as license and confidentiality agreements and internal policies and procedures to protect our intellectual property. Even with these precautions, however, it may be possible for another party to infringe, copy or otherwise obtain and use our owned or licensed intellectual property without our authorization or to develop similar intellectual property independently, particularly in those countries where effective trademark, domain name, copyright, patent and trade secret protection may not be available. Even where effective protection is available, policing unauthorized use of our intellectual property is difficult and expensive. If it becomes necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly, could result in counterclaims challenging our ownership of intellectual property or its validity or enforceability or accusing us of infringement, and we may not prevail. We cannot be certain that the steps that we have taken or will take in the future will prevent misappropriation or infringement of intellectual property used in our business. Unauthorized use and misuse of our intellectual property or intellectual property we otherwise have the rights to use could reduce or eliminate any competitive advantage we have developed, potentially causing us to lose sales or actual or potential clients, or otherwise harm our business, resulting in a material adverse effect on our business, financial condition or results of operations, and we cannot assure you that legal remedies would adequately compensate us for the damage caused by unauthorized use.

We recognize revenue over the term of our customer contracts. Consequently, downturns or upturns in new sales may not be immediately reflected in our results of operations and may be difficult to discern.

We generally recognize licensing revenue from customers ratably over the contracted period. As a result, a portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered during previous quarters. Consequently, a decline in new or renewed subscriptions may have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of the Near Platform and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the contracted period of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

If we fail to adapt to rapid technological change, evolving industry standards and changing customer needs, requirements or preferences, our ability to remain competitive could be impaired.

The market for the Near Platform and solutions is characterized by rapid technological change, evolving industry standards and changing regulations, as well as changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to anticipate, adapt and respond effectively to these changes on a timely and cost-effective basis. Our customers require that the Near Platform and products and solutions effectively identify and respond to these challenges. As a result, we must continually modify and improve our offerings in response to changes in our customers’ operational needs or end-user preferences. The success of any enhancement to our existing offerings or the deployment of new offerings depends on several factors, including the timely completion and market acceptance of our enhancements or new offerings. Any enhancement to our existing offerings or new offerings that we develop and introduce involves significant commitment of time and resources and is subject to a number of risks and challenges, including, but not limited to:

•        ensuring the timely release of new solutions (including products and professional services) and enhancements to our existing solutions;

•        adapting to emerging and evolving industry standards, technological developments by our competitors and customers and changing regulatory requirements;

•        interoperating effectively with existing or newly-introduced technologies, systems or applications of our existing and prospective customers;

•        resolving defects, errors or failures in the Near Platform or other solutions;

•        extending our solutions to new and evolving operating systems and hardware products; and

•        managing new solutions, product suites and service strategies for the markets in which we operate.

If we are not successful in managing these risks and challenges, or if the Near Platform or products and solutions (including any upgrades thereto) are not technologically competitive or do not achieve market acceptance, our business, financial condition, and results of operations could be adversely affected.

Adverse or weakened general economic and market conditions may reduce spending on technology and information, which could harm our revenue, results of operations, and cash flows.

Our revenue, results of operations, and cash flows depend on the overall demand for and use of technology and information, which depends in part on the amount of spending allocated by our customers or potential customers on technology and information. This spending depends on worldwide economic and geopolitical conditions. The U.S. and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, inflation, reduced corporate profitability, volatility in credit, equity, and foreign exchange markets, bankruptcies, pandemics such as COVID-19, and overall economic uncertainty. These economic conditions can arise suddenly, and the full impact of such conditions often remains uncertain. In addition, geopolitical developments, such as potential trade wars, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Further actions or inactions of the U.S. or other major national governments, including the war in Ukraine, or other global developments may also impact economic conditions, which could result in financial market disruptions or an economic downturn.

Concerns about the systemic impact of a recession (in the United States or globally), energy costs, geopolitical issues, or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad, which in turn could affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our future sales and operating results. Some of our users may view a subscription to our platform as a discretionary purchase, and our paying users may reduce their discretionary spending, including spending on our platform, during an economic downturn. In particular, spending patterns of businesses are difficult to predict and are sensitive to the general economic climate, the economic outlook specific to businesses, the then-current level of profitability experienced by businesses and overall consumer confidence. In addition, weak economic conditions can result in customers seeking to utilize lower-cost information that may be available from alternative sources. Prolonged economic slowdowns may result in requests to renegotiate existing contracts on less advantageous terms to us than those currently in place, payment defaults on existing contracts, or non-renewal at the end of a contract term.

During weak economic times, there is an increased risk that one or more of our paying customers will file for bankruptcy protection, which may harm our revenue, profitability, and results of operations. We also face risk from international paying customers that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any creditor claim outweighs the recovery potential of such claim. As a result, weak economic times could harm our business, revenue, results of operations, cash flows, and financial condition.

Our product offerings are also concentrated by varying degrees across different industries, particularly tourism, real estate, restaurants, and retail industries, the decline in any of which could harm our business, revenue, results of operations, cash flows, and financial condition. Our customer base suffers when financial markets experience volatility, illiquidity, and disruption, which has occurred in the past and may reoccur, and the potential for increased and continuing disruptions going forward present considerable risks to our business and revenue.

Our business will be subject to the risks of natural catastrophic events and to interruption by man-made problems such as power disruptions or terrorism.

A significant natural disaster, such as an earthquake, a fire, a flood, or significant power outage could have a material adverse impact on our business, results of operations and financial condition. Natural disasters could affect our personnel, supply chain, or logistics providers’ ability to provide materials and perform services. In addition, climate change could result in an increase in the frequency or severity of natural disasters. In the event that our infrastructure, or the information technology systems, supply chain or logistics of our service providers, are hindered by any of the events discussed above, the results could be missed financial targets, such as revenue, for a particular quarter. Likewise, we could be subject to other man-made problems, including but not limited to power disruptions and terrorist acts.

If the use of data sharing technology is rejected by end users, restricted or otherwise subject to unfavorable regulation, blocked or limited by technical changes on end users’ devices, or our and our clients’ ability to use data on our platform is otherwise restricted, it could materially impact our business.

The Near Platform relies on the use of advertising IDs, pixels and other persistent identifiers, including mobile device identifiers that are provided by mobile operating systems for advertising purposes and tracking purposes to collect data about interactions with users and devices. In addition, the Near Platform utilizes data acquired from third-parties to aggregate and create audience segments for advertising purposes.

For in-app advertising, data regarding interactions between users and devices are collected mostly through stable, pseudonymous mobile device identifiers that are built into the device operating system with privacy controls that allow users to express a preference with respect to data collection for advertising, including to disable the identifier. These identifiers and privacy controls are defined by the developers of the mobile platforms and could be changed by the mobile platforms in a way that may negatively impact our business. Privacy aspects of other channels for programmatic advertising, such as CTVs or over-the-top video, are still developing. Technical or policy changes, including regulation or industry self-regulation, could harm our growth in those channels.

As the collection and use of data for digital advertising has received ongoing media attention over the past several years, some government regulators, such as the U.S. Federal Trade Commission, and privacy advocates have raised significant concerns around observed data. There has been an array of ‘do-not-track’ efforts, suggestions and technologies introduced to address these concerns. However, the potential regulatory and self-regulatory landscape is inherently uncertain, and there is not yet a consensus definition of tracking, nor agreement on what would be covered by ‘do-not-track’ functionality. There is activity by the major Internet browsers to default set on ‘do-not-track’ functionality, including by Apple Safari and Firefox. It is not clear if other Internet browsers will follow. Substantial increases in the rate and number of people opting out of various data collection processes could have a negative impact on our business and the ecosystems in which we operate.

In addition, in the European Union (the “EU”), Directive 2002/58/EC (as amended by Directive 2009/136/EC), commonly referred to as the ePrivacy or Cookie Directive, directs EU member states to ensure that accessing information on an Internet user’s computer, such as through a cookie and other similar technologies, is allowed only if the Internet user has been informed about such access and given his or her consent. A replacement for the Cookie Directive to complement and bring electronic communication services in line with the General Data Protection Regulation (“GDPR”) and force a harmonized approach across EU member states is currently with the EU Council for a trilogue to decide its final effective date. Like the GDPR, the proposed ePrivacy Regulation has extra-territorial application as it applies to businesses established outside the EU who provide publicly-available electronic communications services to, or gather data from the devices of, users in the EU. Though still subject to debate, the proposed ePrivacy Regulation may limit the lawful bases available to process digital data and require “opt-in” consent. The fines and penalties for breach of the proposed ePrivacy Regulation may be significant. Limitations on the use or effectiveness of cookies, or other limitations on our, or our clients’, ability to collect and use data for advertising, whether imposed by EU member state implementations of the Cookie Directive, by the new ePrivacy Regulation, or otherwise, may impact the performance of our platform. We may be required to, or otherwise may determine that it is advisable to, make significant changes in our business operations and product and services to obtain user opt-in for cookies and use of cookie data, or develop or obtain additional tools and technologies to compensate for a lack of cookie data. We may not be able to make the necessary changes in our business operations and products and services to obtain user opt-in for cookies and use of cookie data, or develop, implement or acquire additional tools that compensate for a lack of cookie data. Moreover, even if we are able to do so, such additional products and tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies.

Finally, Google, the owner of the Chrome browser, has publicly stated that over the next several years it will no longer support the setting of third-party cookies. Apple, the owner of the Safari browser, had previously ceased supporting third-party cookies. Separately, and combined, these actions will have significant impacts on the digital advertising and marketing ecosystems in which we operate and could negatively impact our business. We are currently offering and continuing to develop non-cookie based alternatives that can be used in the global ecosystem.

Negative publicity and public perception about the data analytics and digital marketing industry could adversely affect our business and operating results.

With the growth of online advertising and e-commerce, there is increasing awareness and concern among the general public, privacy advocates, mainstream media, governmental bodies and others regarding marketing, advertising, and data privacy matters, particularly as they relate to individual privacy interests and the global reach of the online marketplace. Any unfavorable publicity or negative public perception about us, our industry, including our competitors, or even other data focused industries can affect our business and results of operations, and may lead to digital publishers changing their business practices or additional regulatory scrutiny or lawmaking that affects us or our industry. For example, in recent years, consumer advocates, mainstream media and elected officials have increasingly and publicly criticized the data and marketing industry for its collection, storage and use of personal data. The negative public attention Facebook faced following revelations about Cambridge Analytica’s use of data led Facebook to change how it delivers targeted advertising. Additional public scrutiny may lead to general distrust of our industry, consumer reluctance to share and permit use of personal data and increased consumer opt-out rates, any of which could negatively influence, change or reduce our current and prospective clients’ demand for our products and services and adversely affect our business and operating results.

The COVID-19 pandemic or similar outbreaks could have an adverse impact on our business and operations, and the markets and communities in which we, our partners and customers operate, and the impact of the pandemic is difficult to assess or predict.

The continued impact and ultimate duration of the COVID-19 pandemic (including any new strains or mutations) on the global economy and our business are difficult to assess or predict. Actual and potential impacts include:

•        Our customer prospects and our existing customers may experience slowdowns in their businesses, which in turn may result in reduced demand for the Near Platform, lengthening of sales cycles, loss of customers, and difficulties in collections.

•        Our employees are working from home significantly more frequently than they have historically, which may result in decreased employee productivity and morale with increased unwanted employee attrition.

•        We may continue to experience disruptions to our growth planning, such as for facilities and international expansion.

•        We are incurring costs in returning to work from our facilities around the world, including changes to the workplace, such as space planning, food service, and amenities.

•        We may be subject to legal liability for safe workplace claims.

•        Our critical vendors could go out of business.

•        We may be required to continue to conduct or from time to time return to conducting our business on a fully virtual basis, as opposed to the mix of virtual and in-person interactions with customers and partners that our marketing, sales, professional services, and support organizations were accustomed to prior to the COVID-19 pandemic.

As global economic conditions improve, business activity may not recover as quickly as anticipated. Conditions may vary between countries and regions and will be subject to the effectiveness of government policies, vaccine administration rates, and other factors that may not be foreseeable. It is not possible at this time to predict the duration and extent of the impact that COVID-19 could have on worldwide economic activity and our business in particular. In addition, as stay-at-home orders and other quarantine and isolation measures are lifted, the amount of time that consumers spend interacting with digital products may normalize or decline, which could slow customer demand for our digital optimization system. Moreover, to the extent the COVID-19 pandemic materially adversely affects our business, financial condition, and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including, but not limited to, those related to our ability to expand within our existing customer base, acquire new customers, develop and expand our sales and marketing capabilities, and expand internationally.

Our operations may be adversely affected by sanctions, export controls, and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine.

The recent geopolitical conflict between Russia and Ukraine has resulted in the U.S. government, EU, the United Kingdom and other countries imposing broad-ranging and coordinated economic sanctions and export control measures against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, including, among others:

•        a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs;

•        a prohibition on commercial activities in the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic;

•        a commitment by certain countries and the EU to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”), the electronic banking network that connects banks globally;

•        a ban on imports of Russian crude oil, liquefied natural gas and coal to the United States;

•        a ban on imports of Russian crude oil and certain refined petroleum products originating in or exported from Russia to the EU, subject to limited exceptions;

•        a ban on new investment in the Russian energy sector; and

•        enhanced export controls and trade sanctions targeting Russia’s importation of certain goods and technology, including restrictive measures on the export and re-export of dual-use goods, stricter licensing policy with respect to issuing export licenses, and increased use of “end-use” controls to block or impose licensing requirements on exports.

Due to the international scope of our operations, the Company is subject to various laws and regulations, including regulations issued by the U.S. Department of Treasury, the U.S. Department of State, the Bureau of Industry and Security (“BIS”) and Office of Foreign Asset Control (“OFAC”), as well as the counterparts of these agencies in foreign countries. The Company actively monitors changes in these regulations as they pertain to the services we provide and their impact on our business, including our business partners and customers.

We routinely screen existing customers and suppliers globally against Specially Designated National/Restricted Persons lists. All new engagements with business partners are screened prior to the beginning of any business relationship. Individuals or entities that become subject to applicable sanctions are immediately blocked from further commercial activity with the Company until confirmed by our legal counsel whether permissible to proceed pursuant to a general or special license or other exemption, or a change in facts.

Furthermore, while we have policies, procedures and internal controls in place designed to ensure compliance with applicable sanctions and trade restrictions, and though the current effects from the Russia-Ukraine conflict have, thus far, not resulted in a material adverse impact to the Company’s financial condition or results of operations, our employees, contractors, and agents may take actions in violation of such policies and applicable law and we could be held ultimately responsible. We rely on our employees to adhere to the policies, procedures and internal controls we have established to maintain compliance with evolving sanctions and export controls. If we are held responsible for a violation of U.S. or other countries’ sanctions laws, we may be subject to various penalties, any of which could have a material adverse effect on our business, financial condition or results of operations.

The estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this proxy statement/prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Such information concerning the market and the industry in which we compete, including our market positions, general expectations of market opportunities and market sizes, are based on information from various third-party sources, internal data and estimates, and assumptions made by us based on such sources and our knowledge of the market. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions. This information and any estimates provided herein involve numerous assumptions and limitations. Third-party sources generally state that their information has been obtained from sources believed to be reliable. There can be no assurance as to the accuracy or completeness of such information. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited in this proxy statement/prospectus. While we assume responsibility for the accuracy and completeness of the projections and forecasts to the extent included in this proxy statement/prospectus, you are cautioned not to place undue reliance on the projections, as the projections may be materially different than actual results.

If we are not able to maintain and enhance our brand and our reputation as a global leader in privacy-led data intelligence, our business and results of operations may be adversely affected.

We believe that maintaining and enhancing our brand and our reputation as a global leader in privacy-led data intelligence products and solutions is critical to our relationship with existing customers and our channel partners and our ability to attract new customers and channel partners. The successful promotion of our brand will depend on a number of factors, including our marketing efforts, our ability to continue to develop and enhance the Near Platform and our ability to successfully differentiate the Near Platform from competitive data intelligence solutions. Although we believe it is important for our growth, our brand promotion activities may not be successful or yield increased revenue.

In addition, independent industry or financial analysts and research firms often test our products and solutions and provide reviews of the Near Platform, as well as the products of our competitors, and the perception of the Near Platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be adversely affected. Our products and solutions may fail to detect or prevent threats in any particular test for a number of reasons that may or may not be related to the efficacy of our products and solutions in real world environments. To the extent potential customers, industry analysts or testing firms believe that the occurrence of a failure to detect or prevent any particular threat is a flaw or indicates that our products and solutions or services do not provide significant value, we may lose customers, and our reputation, financial condition and business would be harmed. Additionally, the performance of our channel partners may affect our brand and reputation if customers do not have a positive experience with these partners. In addition, we have in the past worked, and continue to work, with high profile customers as well as assist in analyzing and remediating high profile cyberattacks. Our work with such customers has exposed us to publicity and media coverage. Negative publicity about us, including about our management, the efficacy and reliability of our platform, our products offerings, our professional services, and the customers we work with, even if inaccurate, could adversely affect our reputation and brand.

We may not be able to obtain and maintain accurate, comprehensive, or reliable data, because data suppliers may withdraw data that we have previously collected or withhold data from us in the future or we fail to maintain and improve our methods and technologies, or anticipate new methods or technologies, for data collection, organization, and cleansing. As a result, we may experience reduced demand for our products and services and loss of customer confidence.

Our success depends on our clients’ confidence in the depth, breadth, and accuracy of our data. The task of establishing and maintaining accurate data is challenging and expensive. The depth, breadth, and accuracy of our data differentiates us from our competitors. If our data, including the data we obtain from third parties and our data extraction, cleaning, and insights, are not current, accurate, comprehensive, or reliable, it would increase the likelihood of negative customer experiences, which in turn would reduce the likelihood of customers renewing or upgrading their subscriptions and harm our reputation, making it more difficult to obtain new customers. In addition, if we are no longer able to maintain our high level of accuracy, we may face a backlash by our customers which could have an adverse effect on our business, results of operations, and financial condition.

Our company operates in a highly competitive and rapidly changing industry. New products and pricing strategies introduced by these competitors could threaten our market share or pressure us to lower our prices potentially reducing our revenues and operating margin.

Current or future competitors may seek to develop new methods and technologies for more efficiently gathering, cataloging, or updating business information, which could allow a competitor to create a product comparable or superior to ours, or that takes substantial market share from us, or that creates or maintains a data lake at a lower cost than we experience. We can expect continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering, data predicting, and other database technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process our data. Our future success will depend, in part, upon our ability to:

•        intentionally develop and implement new and competitive technologies;

•        use leading third-party technologies effectively; and

•        respond to advances in data collection, cataloging, and updating.

If we fail to respond to changes in data technology, competitors may be able to develop products and services that will take market share from us, and the demand for our products and services, the delivery of our products and services or our market reputation could be adversely affected.

Failure to keep up with fast changing technologies and introduce new features, capabilities, and enhancements may render our products and services less competitive and obsolete, which could result in decreased revenues and results of operations.

To remain competitive, we must continue to develop new features, integrations, and capabilities to our products and services. This is particularly true as we further expand and diversify our capabilities to address additional applications and markets. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we are unable to develop features, integrations, and capabilities internally due to certain constraints, such as employee turnover, lack of management ability, or a lack of other research and development resources, our business may be harmed.

Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations, capabilities, and enhancements and generate revenue, if any, from such investment. Anticipated demand for a feature, integration, capability, or enhancement we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability, or enhancement. Additionally, we may experience difficulties with software development, design, or marketing that could affect the length of these research and development cycles that could further delay or prevent our development, introduction, or implementation of features, integrations, capabilities, and enhancements. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of features, integrations, and capabilities that are competitive, it could harm our business, results of operations, and financial condition.

Further, our competitors may expend more on their respective research and development programs or may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs or our competitors may be more efficient in their research and development activities. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations, and financial condition.

The failure to attract, recruit, onboard and retain highly talented personnel could hinder our ability to successfully execute our business strategy, which could have a material adverse effect on our financial position and operating results.

Our growth strategy and future success depends in large part on our ability to attract, recruit, onboard, motivate and retain technical, client services, sales, consulting, research and development, marketing, administrative and management personnel, all of which may be made more difficult by the COVID-19 pandemic and the restrictions intended to prevent its spread. The complexity of our products, processing functionality, software systems and services requires highly trained professionals. While we presently have a sophisticated, dedicated and experienced team of executives and associates who have a deep understanding of our business, the labor market for these individuals has historically been very competitive due to the limited number of people available with the necessary technical skills and understanding. As our industry continues to become more technologically advanced, we anticipate increased competition for qualified personnel. We may incur significant costs to attract and retain highly trained personnel and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them, and our succession plans may be insufficient to ensure business continuity if we are unable to retain key personnel. The loss or prolonged absence of the services of highly trained personnel like our current team of executives and associates, or the inability to recruit, attract, onboard and retain additional, qualified associates, could have a material adverse effect on our business, financial position or operating results.

If we fail to maintain adequate operational and financial resources, particularly if we continue to grow rapidly, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

We have experienced, and expect to continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. We have more than five offices across the globe and we have also experienced significant growth in sales and in the amount of data in our databases. In addition, our organizational structure is becoming more complex as we scale our operational, financial, and management controls, as well as our reporting systems and procedures, and expand internationally. As we continue to grow, we face challenges of integrating, developing, training, and motivating a rapidly growing employee base in our various offices around the world and maintaining our company culture across multiple offices. Certain members of our management have not previously worked together for an extended period of time, and none of the members of our management team have prior experience managing a public company, which may affect how they manage our growth. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our products and services may suffer, which could negatively affect our brand and reputation and harm our ability to attract users, employees, and organizations.

To manage growth in our operations and personnel, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, administrative, financial, and other resources.

We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our products and services, to expand into new geographic areas and to scale with our overall growth. If additional investments are required due to significant growth, this will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term.

In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our sales continue to grow, we will need to expand our account management, customer service and other personnel, which will require more complex management and systems. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations, and financial condition, could be harmed.

Failure to effectively expand our sales capabilities could harm our ability to bring on new customers at the rate we anticipate.

The rate at which we can acquire new customers will depend to a significant extent on our ability to expand our sales operations. We plan to continue expanding our sales force, and that will require us to invest significant financial and other resources to train and grow our sales force, in order to complement our go-to-market approach. Our business will be harmed if our efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire and develop talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if we are unable to retain our existing sales personnel. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth.

We have built a highly entrepreneurial, performance-driven, collegial, and socially responsible culture. If we cannot maintain our culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe is key to our success, and our business may be negatively impacted.

We believe that a critical component to our success has been our company culture, which is based on transparency and personal autonomy. We have invested substantial time and resources in building our team within this company culture. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel and to proactively focus on and pursue our corporate objectives. The COVID-19 pandemic has resulted in unique challenges to this objective by forcing large numbers of our employees to work remotely while facing unique personal and professional challenges in doing so. If we fail to maintain our company culture, our business may be adversely impacted.

If we fail to maintain and improve our methods and technologies, or anticipate new methods or technologies, for data collection, organization, and cleansing, competing products and services could surpass ours in depth, breadth, or accuracy of our data or in other respects.

Current or future competitors may seek to develop new methods and technologies for more efficiently gathering, cataloging, or updating business information, which could allow a competitor to create a product comparable or superior to ours, or that takes substantial market share from us, or that creates or maintains a data lake at a lower cost that we experience. We can expect continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering, data predicting, and other database technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process our data. Our future success will depend, in part, upon our ability to:

•        internally develop and implement new and competitive technologies;

•        use leading third-party technologies effectively; and

•        respond to advances in data collection, cataloging, and updating.

If we fail to respond to changes in data technology competitors may be able to develop products and services that will take market share from us, and the demand for our products and services, the delivery of our products and services, or our market reputation could be adversely affected.

Failure to adequately expand our customer interfacing resources, deploy effective sales and marketing strategies, and offer high-quality product support and customer experience, may adversely affect our reputation, relationships with existing customers, and ability to achieve broader market acceptance, which could constrain our revenue growth.

Our ability to increase our customer base and achieve broader market acceptance of our products will depend, in part, on our ability to effectively organize, focus, and train our sales and marketing personnel. If we are unable to increase adoption of the Near Platform by new and existing customers, especially enterprise customers, our business, financial condition, and results of operations may be materially adversely affected.

Our efforts to develop and expand our sales and marketing capabilities will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. We may not achieve anticipated revenue growth from expanding our sales and marketing capabilities, and our business, financial condition, results of operations, and growth prospects may be materially adversely affected, if we are unable to hire, develop, integrate, and retain talented and effective sales personnel and global systems integrators, consultancies, and digital agencies; if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time; or if our sales and marketing programs are not effective.

If our marketing strategies are not effective in attracting new and retaining existing customers, our business and ability to grow our revenues would be harmed.

We rely on our marketing strategies, consisting of a combination of online and offline marketing programs such as online advertising, public relations, social media, user conferences, educational white papers and webinars, product demos, workshops, roundtables, and customer case studies, self-service option, and other inbound lead generation and outbound sales strategies, to drive our sales and revenue. These strategies may not continue to generate the level of sales necessary to increase our revenue. If our outbound sales efforts are unsuccessful at attracting and retaining new and existing customers, we may be unable to grow our market share and revenue. If our customer base does not continue to grow through word-of-mouth marketing and viral adoption or outbound sales efforts, we may be required to incur significantly higher sales and marketing expenses in order to acquire new subscribers, which could materially adversely affect our business and results of operations. In addition, high levels of customer satisfaction and market adoption are central to our marketing model. Any decrease in our customers’ satisfaction with our products, including as a result of actions outside of our control, could harm word-of-mouth referrals and our brand.

Additionally, many customers never convert from our proof of concept contract and discontinue the relationship after initial trials. Further, we often depend on individuals within an organization being able to convince decision-makers within their organization to upgrade to a subscription. Many of these organizations have complex and multi-layered purchasing requirements. To the extent that these customers do not become enterprise customers, we will not realize the intended benefits of this marketing strategy.

If we fail to offer high-quality customer experience, our business and reputation will suffer.

Numerous factors may impact a customer’s experience, which may in turn impact the likelihood of such customer renewing or upgrading its subscription. These factors include the usability of the platform, the depth, breadth, and accuracy of the data, the adequacy of our product documentation, and the quality of our onboarding, training, account management, and customer technical and research support functions. Our sales have grown rapidly, and the continued growth that we anticipate will put additional pressure on our customer experience programs. It may be difficult for us to identify, recruit, train, and manage enough people with enough skill and talent in each area of the customer experience to adequately scale those functions to match the growth of our customer base. In addition, larger enterprise customers and customers with larger contracts are more demanding of our customer success programs. If we add more large enterprise customers and increase the annual contract value of existing subscriptions, we may need to devote even more resources to such programs, and we may find it difficult to effectively scale those programs. If we do not adequately scale our customer experience operations to meet our sales demand, or otherwise fail to provide an overall high-quality customer experience, fewer customers could renew or upgrade their subscriptions, and our reputation could suffer, negatively impacting our ability to acquire new customers, which would harm our business, results of operations, and financial condition.

In addition, customers from time to time rely upon our customer technical and research support teams to resolve technical and data accuracy issues relating to our products and services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our reputation and operating results.

Any failure to offer high-quality product support may adversely affect our relationships with our customers, our reputation, and our business, financial condition, and results of operations.

In using the Near Platform, our customers depend on our product support team to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-, medium-, and long-term increases in customer demand for product support. We also may be unable to modify the nature, scope, and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and materially adversely affect our results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could materially adversely affect our reputation, our ability to sell the Near Platform to existing and prospective customers, our business, financial condition and results of operations.

Any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems could result in limited capacity, reduced demand, processing delays, privacy risks and loss of customers.

We rely on IT systems to provide customers with access to the Near Platform. If we are unable to maintain and improve our IT systems and infrastructure, this may result in system interruptions, defects and slowdowns. In the event of system interruptions and/or slow delivery times, prolonged or frequent service outages or insufficient capacity that impedes us from efficiently providing services to customers, we may lose customers and revenue or incur liabilities. Further, errors, bugs, vulnerabilities, design defects, or technical limitations within our IT Systems may lead to negative experiences for our customers, compromised ability to perform services in a manner consistent with our terms, contracts, or policies, delayed product introductions or enhancements, compromised ability to protect the data of our users, other clients, employees and business partners and/or our intellectual property or other data, or reductions in our ability to provide some or all of our services. Our IT systems are vulnerable to damage, interruption or fraudulent activity from various causes, any of which could have a material adverse impact on our business, financial condition or results from operations including:

•        power losses, computer systems defects or failure, errors, bugs or vulnerabilities, computer viruses and other contaminants, internet and telecommunications or data network failures, losses and corruption of data and similar events;

•        operator error, penetration by individuals seeking to disrupt operations, misappropriate information or perpetrate fraudulent activity and other physical or electronic breaches of security;

•        the failure of third party software, systems or services that we rely upon to maintain our own operations; and

•        lack of cloud computing capabilities and other technical limitations; and natural disasters, fires, pandemics, wars and acts of terrorism.

We may have inadequate insurance coverage or insurance limits to compensate for losses from a major interruption, and remediation may be costly and have a material adverse effect on our operating results and financial condition. Any extended interruption or degradation in our technologies or systems could significantly curtail our ability to conduct our business and generate revenue.

Our customers or unauthorized parties could use our products and services in a manner that is contrary to our values or applicable law, which could harm our relationships with consumers, customers, or employees or expose us to litigation or harm our reputation.

Because our data includes millions of data points, our platform and data could be misused by customers, or by parties who have obtained access to our data for purposes that we would not permit, such as for policing, healthcare, or other unapproved use cases. Our customers could use our products or services for purposes beyond the scope of their contractual terms or applicable laws or regulations. In addition, third parties could gain access to our data or our platform through our customers or through malfeasance or cyber-attacks and use our platform and data for purposes other than its intended purpose or to create products that compete with our platform. Our customers’ or third parties’ misuse of our data, inconsistent with its permitted use, could result in reputational damage, adversely affect our ability to attract new customers and cause existing customers to reduce or discontinue the use of our platform, any of which could harm our business and operating results and impose legal liabilities.

Our brand may be negatively affected by the actions of persons using our platform that are hostile or inappropriate, by the actions of individuals acting under false or inauthentic identities, by the use of our products or services to disseminate information that is misleading (or intended to manipulate opinions), by perceived or actual efforts by governments to obtain access to user information for security-related purposes or to censor certain content on our platform or by the use of our products or services for illicit, objectionable, or illegal ends. Further, we may fail to respond expeditiously or appropriately to the sharing of our platform and data outside of the terms of a customers’ subscription and the use of our data and insights for purposes other than for sales and marketing, or to otherwise address customer and individual concerns, which could erode confidence in our business.

In July 2022, Near received an inquiry from certain Members of the United States House of Representatives regarding how the company would respond to the Supreme Court’s Dobbs decision regarding reproductive healthcare. Specifically, Members of Congress have written to a number of data analytics companies regarding concerns that the companies' services could provide information regarding reproductive healthcare procedures that could be shared with government officials. Near communicated to the Members that the company does not allow the use of its data for law enforcement or healthcare purposes, including the disclosure of reproductive rights information. Near has not received any additional requests for information from Congress since Near’s reply.

We have significant customer concentration, with a limited number of customers accounting for a substantial portion of our revenues. Failure to attract, grow and retain a diverse and balanced customer base could harm our business and operating results.

We have a limited number of customers that account for a substantial portion of our revenues, which carries risks. One of our customers, MobileFuse, LLC, accounts for approximately 30% of our revenues for the year ended December 31, 2021 and for the nine months ended September 30, 2022, MobileFuse, LLC accounts for approximately 30% of our revenue and Intermarché Alimentaire International accounts for 16% of our revenue. It is not possible for us to predict the level of demand that will be generated by any of these customers in the future. In addition, revenues from these larger customers may fluctuate from time to time based on these customers’ business needs and customer experience, the timing of which may be affected by market conditions or other factors outside of our control. These customers could also potentially pressure us to reduce the prices we charge, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations. If any of our large customers terminates their relationship with us or materially reduces the services they acquire from us, such termination or reduction could negatively affect our revenues and results of operations.

Our ability to attract, grow and retain a diverse and balanced customer base may affect our ability to maximize our revenues. Our ability to attract customers depends on a variety of factors, including our product offerings. If we are unable to develop or improve our product offerings, we may fail to develop, grow and retain a diverse and balanced customer base, which would adversely affect our business, financial condition and results of operations.

We may be unable to build and maintain successful relationships with our channel partners or such channel partners may fail to perform, which could materially adversely affect our business, financial condition, results of operations, and growth prospects.

We employ a go-to-market business model whereby a portion of our revenue is generated by sales through our channel partners, such as independent marketing agencies and resellers, that further expand the reach of our direct sales force into additional geographies, sectors, and industries. In particular, we have entered, and intend to continue to enter, into strategic sales distributor and reseller relationships in certain international markets where we do not have a local presence. We provide certain of our channel partners with specific training and programs to assist them in selling access to our products, but there can be no assurance that these steps will be effective, and restrictions on travel and other limitations as a result of the COVID-19 pandemic undermine our efforts to provide training and build relationships. In addition, if our channel partners are unsuccessful in marketing and selling access to the Near Platform, it would limit our expansion into certain geographies, sectors, and industries. Additionally, if we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell access to the Near Platform to customers. Near’s largest customer, MobileFuse, LLC, is a channel partner that represents approximately 30% of Near’s annual revenue for the year ended December 31, 2021 and for the nine months ended September 30, 2022. The current term of that channel partner’s agreement will expire in June 2024. Near and this channel partner are discussing renewal of the agreement. See the section entitled “Information About Near — Customers” for more information.

In order to increase our sales to new and existing customers, we must expand our sales and marketing operations, including our sales force and third-party channel partners, and continue to dedicate significant resources to inbound sales and marketing programs, both domestically and internationally. Our ability to increase our customer base and achieve broader market acceptance of our products will depend, in part, on our ability to effectively organize, focus, and train our sales and marketing personnel. If we are unable to increase adoption of the Near Platform by new and existing customers, especially enterprise customers, our business, financial condition, and results of operations may be materially adversely affected. For the year ended December 31, 2021, the contribution of revenue from channel partners represented 41.4% of Near’s revenues compared to 43.5% for the year ended December 31, 2020. For the nine months ended September 30, 2022, the contribution of revenue from channel partners represented 37.8% of Near’s revenues compared to 42.5% for the nine months ended September 30, 2021.

Some of these partners may also market, sell, and support offerings that are competitive with ours, may devote more resources to the marketing, sales, and support of such competitive offerings, may have incentives to promote our competitors’ offerings to the detriment of our own, or may cease selling access to the Near Platform altogether. Our channel partners could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products to customers or violates laws or our or their corporate policies. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our channel partners, identifying additional channel partners, including in new markets, and training our channel partners to independently sell access to our platform. If our channel partners are unsuccessful in selling our products, or if we are unable to enter into arrangements with or retain a sufficient number of high-quality channel partners in each of the regions in which we sell access to our products and keep them motivated to sell our solutions, our business, financial condition, results of operations, and growth prospects could be adversely affected.

Our efforts to develop and expand our sales and marketing capabilities will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. We may not achieve anticipated revenue growth from expanding our sales and marketing capabilities, and our business, financial condition, results of operations, and growth prospects may be materially adversely affected, if we are unable to hire, develop, integrate, and retain talented and effective sales personnel and global systems integrators, consultancies, and digital agencies; if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time; or if our sales and marketing programs are not effective.

Cyber-attacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.

Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our products and services, as well as our servers and computer systems and those of third parties that we rely on in our operations could be vulnerable to cybersecurity risks. As such, we may be subject to risks inherent to companies that process personal data. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.

We employ multiple methods at different layers of our systems to defend against intrusion and attack, to protect our systems and to resolve and mitigate the impact of any incidents. Despite our efforts to keep our systems secure and to remedy identified vulnerabilities, future attacks could be successful and could result in substantial liability or business risk. Third parties will continue to attempt to gain unauthorized access to our systems or facilities through various means, including hacking into our systems or facilities, or those of our customers or vendors, or attempting to fraudulently induce our employees, customers, vendors or other users of our systems into disclosing sensitive information, which may in turn be used to access our IT systems. Our cybersecurity programs and efforts to protect our systems and data, and to prevent, detect and respond to data security incidents, may not prevent these threats or provide adequate security. Further, we may be subject to additional liability risks associated with data security breaches or other incidents by virtue of the private right of action granted to individuals under certain data privacy laws for actions arising from certain data security incidents.

We may experience breaches of our security measures due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Actual or perceived breaches of our security could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. Any such incident could also materially damage our reputation and harm our business, results of operations and financial condition. We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Interruptions or delays in services from third parties, including data center hosting facilities, internet infrastructure, cloud computing platform providers, and other hardware and software vendors, or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm our business.

We currently serve our customers through the use of third-party data center hosting facilities and cloud computing platform providers. Damage to, or failure of, these systems, or systems upon which they depend, such as internet infrastructure, could result in interruptions in our services. We have from time to time experienced interruptions in our services and such interruptions may occur in the future. Interruptions in our services may cause us to issue credits to customers, cause customers to make warranty or other claims against us or to terminate their subscriptions, or adversely affect our customer renewal and upgrade performance and our ability to attract new customers, all of which would reduce our revenue. Our business would also be harmed if our customers and potential customers believe our services are unreliable.

We do not control the operation of third-party facilities, and they may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct, as well as local administrative actions, changes to legal or permitting requirements, and litigation to stop, limit, or delay operation. The occurrence of a natural disaster, pandemics (such as COVID-19) or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our services.

Additionally, these hardware, software, data, and cloud computing systems may not continue to be available at reasonable prices, on commercially reasonable terms, or at all. Any loss of the right to use any of these hardware, software, or cloud computing systems could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license, and integrated into our services.

We substantially rely upon Amazon Web Services to operate our platform, and any disruption of or interference with our use of Amazon Web Services would adversely affect our business, results of operations and financial condition.

We outsource a substantial majority of our cloud infrastructure to Amazon Web Services (“AWS”), which hosts our products and the Near Platform. Our customers need to be able to access the Near Platform at any time, without interruption or degradation of performance. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We have experienced, and expect that in the future we may experience, interruptions, delays and outages in service and availability due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes, including technical failures, natural disasters, pandemics such as COVID-19, fraud or security attacks. In addition, if our security, or that of AWS, is compromised, or our products or platform are unavailable or our users are unable to use our products within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, either through AWS or alternative providers of cloud infrastructure, our business, results of operations and financial condition may be adversely affected. In addition, any changes in service levels from AWS may adversely affect our ability to meet our customers’ requirements, result in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

The substantial majority of the services we use from AWS are for cloud-based server capacity and, to a lesser extent, storage and other optimization offerings. AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. We access AWS infrastructure through standard IP connectivity. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement for cause upon notice and upon our failure to cure a breach within 30 days from the date of such notification and may, in some cases, suspend the agreement immediately for cause upon notice. Although we expect that we could receive similar services from other third parties, if any of our arrangements with AWS are terminated, we could experience interruptions on our platform and in our ability to make our products available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services.

We provide service level commitments under some of our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service and our business could suffer.

Certain of our customer agreements contain service level commitments, which contain specifications regarding the availability and performance of our platform. Any failure of or disruption to our infrastructure could impact the performance of our platform and the availability of products and services to customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our platform, we may be contractually obligated to provide affected customers with service credits for future subscriptions, refunds, and in certain cases, the right to cancel their subscription. Our revenue, other results of operations and financial condition could be harmed if we suffer performance issues or downtime that exceeds the service level commitments under our agreements with our customers.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Additionally, we may receive information requests as these laws, regulations and standards develop. On July 20, 2022, we received an inquiry from the Congress of the United States on Near’s treatment of location data and intentions to protect the privacy of individuals seeking to exercise their reproductive rights. Also, on September 22, 2022, the North Carolina Department of Justice inquired on whether Near gathers information about people who have obtained abortions and if so, whether such information is commercialized. To both inquiries, we responded by explaining that Near does not sell or permit the use of its data for healthcare purposes, including any reproductive rights information.

The removal of the net tangible asset requirement in connection with the Business Combination may result in a depressed net tangible assets calculation for New Near, which may adversely affect the stock price of New Near following the Business Combination.

KludeIn stockholders are being asked to adopt a proposed amendment to the Existing Charter prior to the Business Combination, which, in the judgement of the KludeIn Board, may be necessary to facilitate the Business Combination. Net tangible assts are calculated as total assets, less intangible assets and total liabilities. Near’s financial statements reflect substantial intangible assets, such as goodwill and intangible assets, net. In addition, Near’s financial statements reflect substantial liabilities, including pursuant to the Financing Agreement. Although the calculation of net tangible assets offers limited utility to understanding the operations of a business such as Near’s, the calculation of net tangible assets may be used by investors to determine the value of a company’s shares. Accordingly, the removal of the net tangible asset requirement and the resulting reduced tangible assets of New Near and may adversely affect the stock price of New Near following the Business Combination.

Risks Related to KludeIn and the Business Combination

Unless the context otherwise requires, references to “we,” “us” and “our” in this subsection generally refer to KludeIn.

KludeIn stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of the KludeIn Class A Shares in the Business Combination, current KludeIn stockholders’ percentage ownership will be diluted. Assuming no public stockholders exercise their redemption rights, current KludeIn stockholders’ percentage ownership in New Near following the issuance of shares to Near stockholders

(including the Initial Stockholders) would be 1.0%. Under the same assumptions and assuming that 617,864 KludeIn Class A Shares (the maximum contractual number of KludeIn Class A Shares that could be redeemed in connection with the Business Combination) are redeemed in connection with the Business Combination and excluding any shares issuable pursuant to KludeIn’s outstanding warrants, current KludeIn stockholders’ percentage ownership in New Near following the issuance of KludeIn Class A Shares to Near stockholders would be 0.0%. The percentage of New Near’s common stock that will be owned by current KludeIn stockholders as a group will vary based on the number of KludeIn Class A Shares for which the holders thereof request redemption in connection with the Business Combination. Because of this, current KludeIn stockholders, as a group, will have less influence on the board of directors, management and policies of New Near than they now have on the board of directors, management and policies of KludeIn. The foregoing amounts of percentage ownership will change (x) if the actual facts differ from the assumptions set forth above and (y) depending on whether any Transaction Financing or Permitted Equity Financing is consummated. For an illustration of the number of shares and percentage interests outstanding under scenarios that assume redemptions of KludeIn’s Public Shares in amounts of 25%, 50% and 75%, see the section entitled “Summary of The Proxy Statement/Prospectus — Equity Ownership Upon Closing.”

The market price of New Near Common Stock after the Business Combination may be affected by factors different from those currently affecting the prices of KludeIn Class A Shares.

Upon completion of the Business Combination, holders of shares of Near common stock and preferred stock will become holders of New Near Common Stock. Prior to the Business Combination, KludeIn has had limited operations. Upon completion of the Business Combination, New Near’s results of operations will depend upon the performance of New Near’s businesses, which are affected by factors that are different from those currently affecting the results of operations of KludeIn.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of New Near Common Stock may decline.

The market price of the New Near Common Stock may decline as a result of the Business Combination if New Near does not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on New Near’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of New Near Common Stock may experience a loss as a result of a decline in the market price of New Near Common Stock. In addition, a decline in the market price of New Near Common Stock could adversely affect New Near’s ability to issue additional securities and to obtain additional financing in the future.

The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include, but are not limited to: approval of the proposals required to effect the Business Combination by KludeIn and Near stockholders, as well as receipt of requisite regulatory approval, absence of orders prohibiting completion of the Business Combination, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the KludeIn Class A Shares to be issued to Near stockholders for listing on Nasdaq, meeting the Minimum Cash Condition, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Merger Agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the Business Combination may not be fulfilled in a timely manner or at all, and, accordingly, the closing of the Business Combination may be significantly delayed or not occur at all. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval, or KludeIn or Near may elect to terminate the Merger Agreement in certain other circumstances. See “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Termination.”

There are risks to KludeIn stockholders who are not affiliates of the Sponsor of becoming stockholders of New Near through the Business Combination rather than acquiring securities of Near directly in an underwritten public offering, including no independent due diligence review by an underwriter.

New Near will apply to list its common stock and warrants on Nasdaq, but the Business Combination is different from a traditional underwritten initial public offering. Among other things, there is no independent third-party underwriter selling the shares of the common stock, and, accordingly, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Near pursued an underwritten initial public offering. Before entering into the Merger Agreement, KludeIn and Near each performed a due diligence review of each other’s business, operations and disclosure. However, in a typical initial public offering, the underwriters of the offering conduct independent due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability under Section 11 of the Securities Act to private investors for any material misstatements or omissions in the registration statement. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents, assessment of significant risks of the business operations, and independent analysis of the plan of business and any underlying financial assumptions. The lack of an independent due diligence review and investigation means that you must rely on the information included in this proxy statement/prospectus. Further, while potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any such material misstatements or omissions, there are no third-party underwriters of the KludeIn Class A Shares that will be issued pursuant to the Business Combination, and therefore no corresponding right of action is available to investors against any such third parties, including any financial advisors of KludeIn and Near for any material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing Date, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the New Near Common Stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the New Near Common Stock or helping to stabilize, maintain or affect the public price of the New Near Common Stock following the Closing Date. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New Near Common Stock that will be outstanding immediately following the Closing Date. All of these differences from an underwritten public offering of Near’s securities could result in a more volatile price for the New Near Common Stock following the Closing Date.

Further, we will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the New Near Common Stock on Nasdaq. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the New Near Common Stock or sufficient demand among potential investors immediately after the Closing Date, which could result in a more volatile price for the New Near Common Stock.

We may potentially be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our securities or otherwise participate in the Business Combination, potentially making the securities less attractive to investors. Our future investments in U.S. companies may also be subject to U.S. foreign investment regulations.

Each of Mr. Ramachandran, KludeIn’s Chief Executive Officer, and Mr. Raghavan, KludeIn’s co-president, is a managing member of the Sponsor. Mr. Ramachandran and Mr. Raghavan are U.S. Citizens. Members of the Sponsor include certain officers and directors of KludeIn, all of whom are U.S. citizens. Approximately 83.3% of the membership interests in the Sponsor are owned by U.S. persons on a look-through basis. Of the remaining approximately 16.7%, 15% is owned by persons in Canada, 1.2% is owned by persons in Taiwan and 0.5% is owned by persons in India. To the best of Near’s knowledge, there are no officers, directors or stockholders involved in the transaction that is, is controlled by, or has substantial ties with, a non-U.S. person.

The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, the Committee on Foreign Investment in the U.S. (“CFIUS”) is an interagency committee authorized to review certain transactions involving acquisitions and investments in the U.S. by foreign persons in order to determine the effect of such transactions on the national security of the U.S. CFIUS has jurisdiction to review transactions that could result in control of a U.S. business directly or indirectly by a foreign person, certain non-controlling investments that afford the foreign investor non-passive rights in a “TID U.S. business”

(defined as a U.S. business that (1) produces, designs, tests, manufactures, fabricates, or develops one or more critical technologies; (2) owns or operates certain critical infrastructure; or (3) collects or maintains directly or indirectly sensitive personal data of U.S. citizens), and certain acquisitions, leases, and concessions involving real estate even with no underlying U.S. business. Certain categories of acquisitions of and investments in a U.S. business also may be subject to a mandatory notification requirement.

We do not believe that the Business Combination is subject to CFIUS review because we do not believe that KludeIn is a “foreign person” for CFIUS purposes. However, CFIUS could potentially take a different view; if CFIUS considers KludeIn a “foreign person” under such rules and regulations and is interested in Near’s business, we could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination with Near falls within the scope of foreign ownership restrictions, we may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial Business Combination. CFIUS could decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order us to divest all or a portion of a U.S. business of New Near if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. The foreign ownership limitations, and the potential impact of CFIUS, may prevent us from consummating the Business Combination with Near.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.00 per Public Share initially, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in Near and the chance of realizing future gains on your investment through any price appreciation in New Near.

In addition, CFIUS could choose to review past or proposed transactions involving new or existing foreign investors in us or in the Sponsor, even if a filing with CFIUS is or was not required at the time of the Business Combination. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and practices are rapidly evolving, and in the event that CFIUS reviews one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing our stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

These restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for New Near Common Stock or the securities after the Business Combination.

Termination of the Merger Agreement could negatively impact Near and KludeIn.

If the Business Combination is not completed for any reason, including as a result of Near stockholders declining to adopt the Merger Agreement or KludeIn stockholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of Near and KludeIn may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Near and KludeIn would be subject to a number of risks, including the following:

•        KludeIn may experience negative reactions from the financial markets, including negative impacts on KludeIn’s (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•        Near may experience negative reactions from its customers, vendors and employees;

•        Near and KludeIn will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•        Since the Merger Agreement restricts the conduct of Near’s and KludeIn’s businesses prior to completion of the Business Combination, each of Near and KludeIn may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” for a description of the restrictive covenants applicable to Near and KludeIn).

KludeIn and Near will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the consummation of the Business Combination on employees, merchants and customers may have an adverse effect on Near and consequently on KludeIn. These uncertainties may impair Near’s ability to attract, retain and motivate key personnel until the Business Combination is completed, and could cause customers and others that deal with Near to seek to change existing business relationships with Near. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New Near’s business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts Near from making certain expenditures and taking other specified actions without the consent of KludeIn until the Business Combination occurs. These restrictions may prevent Near from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties.”

Potential litigation against Near and KludeIn could result in an injunction preventing the completion of the Business Combination or a judgment resulting in the payment of damages.

There can be no assurances that lawsuits, complaints or demands will not be filed or made with respect to the Business Combination. Such lawsuits, complaints or demands could prevent or delay the completion of the Business Combination and result in significant costs to Near and/or KludeIn, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit, claim or demand, including the matters described above, that remains unresolved at the time the Business Combination is completed may adversely affect Near’s business, financial condition, results of operations and cash flows.

KludeIn’s independent directors paid no consideration for the Founder Shares they hold. As a result, KludeIn’s independent directors may make a substantial profit if the Business Combination is consummated, even if the shares held by KludeIn’s public stockholders lose substantial value. For this reason, KludeIn’s independent directors may have a strong economic incentive to approve and complete the Business Combination, even if the Business Combination arguably may not be in the best interests of KludeIn’s public stockholders.

Our Insiders have invested in KludeIn an aggregate of $5,225,000, comprised of the $25,000 purchase price for the Founder Shares and the $5,200,000 purchase price for the Private Placement Warrants. Assuming a trading price of $10.00 per share of New Near upon consummation of the Business Combination, the 4,312,500 Founder Shares would have an aggregate implied value of $43,125,000 at that time. Even if the trading price of the New Near Common Stock were as low as approximately $1.21 per share, and the Private Placement Warrants were worthless, the value of the Founder Shares would be equal to the Insiders’ initial investment in KludeIn. If the Business Combination is not completed, however, and if KludeIn is forced to liquidate, the Insiders will lose their entire investment in KludeIn. As a result, the Insiders are likely to be able to recoup their investment in KludeIn and make a substantial profit on that investment, even if the Public Shares have lost significant value.

Furthermore, KludeIn’s independent directors paid no consideration for the Founder Shares they hold. The Founder Shares held by the independent directors may have substantial value if the Business Combination is completed, but those Founder Shares would be worthless if KludeIn were forced to liquidate. As a result, in order to avoid losing the value in the Founder Shares, KludeIn’s independent directors may have a strong economic incentive to approve and complete the Business Combination, even if the Business Combination arguably may not be in the best interests of KludeIn’s public stockholders.

For the foregoing reasons, you should consider the financial incentives that KludeIn’s independent directors may have to approve and complete the Business Combination when evaluating whether vote for the Business Combination Proposal and other proposals, as well as when considering whether to redeem your Public Shares prior to or in connection with the Business Combination.

KludeIn’s directors and officers may have interests in the Business Combination that differ from the interests of KludeIn’s stockholders.

Executive officers of KludeIn negotiated the terms of the Merger Agreement with their counterparts at Near, and the KludeIn Board determined that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, KludeIn and its stockholders, and approved the Merger Agreement and the transactions contemplated thereby. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that KludeIn’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of KludeIn’s stockholders, including, but not limited to, repayment of expenses upon the Closing of the Business Combination, repayment of loans upon the Closing of the Business Combination and the ability to earn a positive rate of return even if the share price of New Near after the Closing falls below the price initially paid for the Founder Shares and the Public Stockholders experience a negative rate of return following the Closing of the Business Combination. The KludeIn Board was aware of and considered these interests, among other matters, in reaching the determination that the Merger Agreement and the transactions contemplated thereby were advisable and fair to, and in the best interests of, KludeIn and its stockholders. For a detailed discussion of the special interests that KludeIn’s directors and executive officers may have in the Business Combination, see the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination”.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Near’s actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that KludeIn and Near currently believe are reasonable. The unaudited pro forma condensed combined information does not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. See “Unaudited Pro Forma Condensed Combined Financial Information”.

KludeIn and Near will incur transaction costs in connection with the Business Combination.

Each of KludeIn and Near has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. KludeIn and Near will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed. See “Proposal No. 2: The Business Combination Proposal — The Merger Agreement”.

The Insiders have agreed to vote in favor of certain proposals at the Special Meeting, regardless of how public stockholders vote.

As of the date hereof, the Founder Shares owned by the Insiders represent approximately 87.5% of the voting power of the outstanding KludeIn Common Stock. Pursuant to the Letter Agreement entered into at the closing of KludeIn’s IPO, the Insiders have agreed to vote their Founder Shares and any KludeIn securities held by them in favor of the Business Combination, regardless of how public stockholders vote. Pursuant to the Sponsor Support Agreement entered into in connection with the Merger Agreement, the Sponsor has agreed to vote their Founder Shares and any KludeIn Class A Shares held by the Sponsor in favor of each of the proposals at the Special Meeting, regardless of how public stockholders vote. Accordingly, these agreements entered into by the Insiders will increase the likelihood that KludeIn will receive the requisite stockholder approval for the Merger Agreement and the transactions contemplated thereby.

KludeIn may not be able to consummate the Business Combination or another initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the KludeIn Class A Shares and liquidate, in which case the holders of KludeIn Class A Shares may only receive $10.00 per share, or less than such amount in certain circumstances, and the warrants will expire worthless.

KludeIn’s Existing Charter provides that if KludeIn does not complete an initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to the Corporation to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of KludeIn’s remaining stockholders and board of directors, liquidate and dissolve, subject in each case to KludeIn’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to KludeIn’s warrants, which will expire worthless if KludeIn fails to complete an initial business combination within the required period.

KludeIn’s current directors’ and executive officers’ affiliates own shares of KludeIn Common Stock and warrants that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.

If the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 4,075,000 KludeIn Class B Shares held by the Insiders, that were acquired for an aggregate purchase price of $25,000 prior to KludeIn’s IPO, would be worthless because the holders are not entitled to participate in any redemption with respect to such shares. Further, the Sponsor purchased an aggregate of 5,200,000 Private Placement Warrants at a price of $1.00 per warrant, simultaneously with the consummation of KludeIn’s IPO, for an aggregate purchase price of $5,200,000. Even if the trading price of KludeIn Class A Shares was as low as approximately $1.28 per share (assuming no value is attributed to the Private Placement Warrants), the value of the Founder Shares (following the Sponsor Forfeiture) would be equal to such parties’ initial investment in KludeIn. The KludeIn Class B Shares and the Private Placement Warrants (including the shares underlying the Private Placement Warrants) will become worthless if KludeIn does not consummate a business combination by April 11, 2023 (unless extended by KludeIn’s stockholders). On the other hand, if the Business Combination is consummated, each outstanding KludeIn Class B Share will convert into one KludeIn Class A Share, at the closing and each outstanding KludeIn warrant will become a New Near Warrant. Such shares and warrants had an aggregate market value of approximately $43.5 million and approximately $1.3 million, respectively, based upon the closing price of $10.68 per share and $0.25 per warrant on Nasdaq on the Record Date.

As such, the Insiders will benefit from the completion of a business combination and may be incentivized to complete an acquisition on terms less favorable to stockholders rather than liquidate. In addition, based on the difference in the purchase price of approximately $0.005 that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in KludeIn’s IPO, the Insiders may earn a positive rate of return even if the share price of New Near after the Closing falls below the price initially paid for the units in the IPO and the public stockholders experience a negative rate of return following the Closing of the Business Combination. In the event that a business combination is not effected, the Insiders will not be entitled to any reimbursement of funds invested in KludeIn. In total, the Insiders have invested $5,225,000 for securities that would be worthless absent the completion of a business combination. As of September 30, 2022, the Sponsor, its affiliates and KludeIn’s officers and directors have loans outstanding of $1,072,500 to KludeIn.

These financial interests may have influenced the decision of the KludeIn Board and officers to approve the Business Combination and to continue to pursue the Business Combination. In considering the recommendations of the KludeIn Board to vote for the Business Combination Proposal and other proposals, its stockholders should consider these interests. See the section of this proxy statement/prospectus entitled “Proposal 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

The Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from holders of KludeIn Common Stock, which may influence the vote on the Business Combination Proposal and reduce the public float of the KludeIn Class A Common Stock.

Notwithstanding the Net Tangible Asset Proposal, at any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding KludeIn or its securities, KludeIn’s Insiders, Near and/or their respective affiliates may purchase Public Shares and/or Public Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of KludeIn Common Stock. In such transactions, the purchase price for the KludeIn Common Stock will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the KludeIn Common Stock they acquire in such transactions. However, any KludeIn Common Stock acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to increase the likelihood that KludeIn has at least $5,000,001 of net tangible assets either immediately before or after the consummation of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, KludeIn will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of KludeIn Class A Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of KludeIn Class A Shares for which KludeIn has received redemption requests.

Entering into any such incentive arrangements may have a depressive effect on the KludeIn Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting. In addition, if such purchases are made, the public float of KludeIn Class A Shares or warrants and the number of beneficial holders of KludeIn securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of KludeIn securities on a national securities exchange.

If a stockholder fails to receive notice of KludeIn’s offer to redeem our Public Shares in connection with KludeIn’s initial business combination, or fails to comply with the procedures for submitting or tendering such stockholder’s shares, such shares may not be redeemed.

Despite KludeIn’s compliance with the proxy rules, if a stockholder fails to receive its proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials that we will furnish to holders of our Public Shares in connection with our initial business combination will describe the various procedures that must be complied with in order to validly tender or submit Public Shares for redemption. For example, public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to, at the holder’s option, either deliver their stock certificates to our transfer agent, or to deliver their shares to our transfer agent electronically at least two business days prior to the Special Meeting. In addition, a public stockholder seeking redemption of its Public Shares must also submit a written request for redemption to our transfer agent two business days prior to the vote in which the name of the beneficial owner of such shares is included. In the event that a stockholder fails to comply with these or any other procedures disclosed in this proxy statement/prospectus, its shares may not be redeemed.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions by us of our shares.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a business combination or otherwise, may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax in connection with a business combination would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the business combination, (ii) the structure of the business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the business combination (or otherwise issued not in connection with the business combination but issued within the same taxable year of the business combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by us and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete the Business Combination and in our ability to complete the Business Combination.

Neither KludeIn nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total Business Combination consideration in the event that any of the representations and warranties made by Near in the Merger Agreement ultimately proves to be materially inaccurate or incorrect.

The representations and warranties made by Near and KludeIn to each other in the Merger Agreement will not survive the consummation of the Business Combination. As a result, KludeIn and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total Business Combination consideration if any representation or warranty made by Near in the Merger Agreement proves to be materially inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, KludeIn would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Either KludeIn or Near may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Merger Agreement.

Either KludeIn or Near may agree to waive, in whole or in part, some of the conditions to our obligations to consummate the Business Combination or certain of the other transactions contemplated by the Merger Agreement, to the extent permitted by KludeIn’s and Near’s organizational documents and applicable laws. For example, it is a condition to our obligations to consummate the Business Combination that certain of Near’s representations and warranties are true and correct in all respects as of the Closing Date (subject to certain materiality qualifiers). However, if the KludeIn Board determines that it is in the best interest of the KludeIn stockholders to waive any such breach, then the board may elect to waive that condition and consummate the Business Combination. No party is permitted to waive the condition that KludeIn stockholders approve the Business Combination Proposal.

KludeIn may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

KludeIn has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, KludeIn’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by KludeIn only if (i) KludeIn has sufficient funds outside of the Trust Account or (ii) KludeIn consummates the Business Combination. KludeIn’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against KludeIn’s officers and directors, even though such an action, if successful, might otherwise benefit KludeIn and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent KludeIn pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

KludeIn may not be able to obtain Transaction Financing in connection with the Business Combination.

KludeIn may not be able to obtain Transaction Financing on terms that are acceptable to KludeIn, or at all. If KludeIn does not obtain Transaction Financing, KludeIn may not be able to consummate the Business Combination or certain other transactions contemplated by the Merger Agreement. The terms of any Transaction Financing may be onerous to KludeIn, and KludeIn may be unable to obtain alternative financing on terms that are acceptable to it, or at all. The failure to secure Transaction Financing could impede the ability to consummate the Business Combination and/or harm the continued development or growth of New Near following the Closing. None of KludeIn’s officers, directors or stockholders is required to provide any financing to KludeIn in connection with or after the consummation of the Business Combination.

KludeIn may amend the terms of its warrants in a manner that may be adverse to holders of warrants with the approval by the holders of at least 50% of the then-outstanding warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of KludeIn Class A Shares purchasable upon exercise of a public warrant could be decreased, all without the approval of the warrant holders.

The KludeIn warrants were issued in registered form under a warrant agreement between CST, as warrant agent, and KludeIn. The warrant agreement provides that the terms of KludeIn’s warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then-outstanding warrants to make any change that adversely affects the interests of the registered holders of the warrants. Accordingly, KludeIn may amend the terms of the warrants in a manner adverse to a holder if holders of at least a majority of the then-outstanding warrants approve of such amendment. Although KludeIn’s ability to amend the terms of the warrants with the consent of at least a majority of the then-outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of KludeIn Class A Shares purchasable upon exercise of a warrant.

KludeIn may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

KludeIn has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of KludeIn Class A Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which KludeIn gives proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by KludeIn, KludeIn may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification. KludeIn will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by KludeIn so long as they are held by the Insiders or their permitted transferees.

In the event KludeIn (or New Near) determines to redeem the warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that KludeIn (or New Near) elects to redeem all of the redeemable warrants as described above, KludeIn (or New Near) will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by KludeIn (or New Near) not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via New Near’s posting of the redemption notice to the Depository Trust Company (“DTC”). The closing price for the KludeIn Class A Shares as of the Record Date was $10.68 and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

Subsequent to the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement, New Near may be required to take write-downs or write-offs, or may be subject to restructuring, impairment or other charges that could have a significant negative effect on New Near’s financial condition, results of operations and the price of New Near’s securities, which could cause you to lose some or all of your investment.

Although KludeIn has conducted due diligence on Near, this diligence may not reveal all material issues that may be present with Near’s business. Factors outside of Near’s and KludeIn’s respective control may arise at any time. As a result of these factors, New Near may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in New Near reporting losses. Even if KludeIn’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with KludeIn’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New Near’s liquidity, the fact that New Near reports charges of this nature could contribute to negative market perceptions about New Near or its securities. In addition, charges of this nature may cause New Near to be unable to obtain future financing on favorable terms or at all.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination and results of operations.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively eliminating the safe harbor relating to the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. These rules, if adopted, whether in the form proposed or in revised form, may materially increase the costs and time needed to complete an initial business combination or impair our ability to complete a business combination.

New Near’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could harm its business.

Near is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement, New Near will be required to provide management’s attestation on internal controls commencing with New Near’s annual report for the year ending December 31, 2023 in accordance with applicable SEC guidance. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Near as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New Near is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

New Near will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Near’s securities less attractive to investors and may make it more difficult to compare New Near’s performance to the performance of other public companies.

New Near will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, New Near will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in New Near’s periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Near’s stockholders may not have access to certain information they may deem important. New Near will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following January 11, 2026, (b) in which New Near has total annual gross revenue of at least $1.235  billion, or (c) in which New Near is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which New Near has issued more than $1.0 billion in non-convertible debt securities during the prior three year period. KludeIn cannot predict whether investors will find New Near’s securities less attractive because it will rely on these exemptions. If some investors find New Near’s securities less attractive as a result of New Near’s reliance on these exemptions, the trading prices of New Near’s may be lower than they otherwise would be, there may be a less active trading market for New Near’s securities and the trading prices of New Near’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. KludeIn has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, it, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Near’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The future exercise of registration rights may adversely affect the market price of the New Near Common Stock.

Certain New Near stockholders will have registration rights for restricted securities. In connection with the consummation of the Business Combination, New Near will enter into the A&R Registration Rights Agreement with the Insiders and certain other security holders of Near prior to the Closing, which will provide for “demand” and “piggyback” registration rights for certain stockholders. Sales of a substantial number of New Near’s securities pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Near’s securities.

Warrants will become exercisable for New Near’s securities, which would increase the number of shares eligible for future resale in the public market and result in dilution to New Near stockholders.

Outstanding warrants to purchase an aggregate of 13,825,000 KludeIn Class A Shares will become exercisable 30 days after the completion of the Business Combination. Each warrant entitles the holder thereof to purchase one KludeIn Class A Share at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of KludeIn Class A Shares. In addition, the combined company will assume the aggregate number of warrants granted to (1) Harbert European Specialty Lending Company II S.A.R.L (i) equal to EUR 1,200,000 exercisable at a strike price of $500 per share, (ii) warrants equal to EUR 1,050,000 exercisable at a strike price of $730 per share, and (iii) warrants equal to $730,000 exercisable at a strike price of $1,050 per share, (2) as well as warrants granted to Blue Torch Finance LLC, which are exercisable for an aggregate of 9,660 shares of Near’s common stock, currently representing 2% of Near’s fully diluted capitalization, with a per share exercise price of $0.001. If the abovementioned warrants are exercised, it will result in dilution to the then existing holders of common stock of New Near and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

KludeIn warrants and Founder Shares may have an adverse effect on the market price of KludeIn Class A Shares and make it more difficult to effectuate the Business Combination.

KludeIn issued warrants to purchase 8,625,000 KludeIn Class A Shares as part of the units. KludeIn also issued 5,200,000 Private Placement Warrants, each exercisable to purchase one KludeIn Class A Share at $11.50 per share.

KludeIn’s Insiders currently own an aggregate of 4,312,500 Founder Shares. The Founder Shares are convertible into KludeIn Class A Shares on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like and subject to further adjustment as set forth herein. In addition, if the Sponsor ops to convert the amounts outstanding under the Sponsor January Promissory Note, such amounts may be converted into up to 1,500,000 Private Placement Warrants, at the price of $1.00 per warrant. Any issuance of a substantial number of additional KludeIn Class A Shares upon exercise of these warrants and conversion rights will increase the number of issued and outstanding KludeIn Class A Shares and reduce the value of the KludeIn Class A Shares issued to complete the Business Combination. Therefore, the KludeIn warrants and Founder Shares may make it more difficult to effectuate the Business Combination or increase the cost of acquiring Near.

Nasdaq may delist KludeIn’s securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

With respect to the KludeIn Common Stock before the Business Combination, if these shares are delisted from trading by Nasdaq, then such an event may be considered a Material Adverse Event under the Merger Agreement, and Near is not obligated to close the Business Combination for as long as such Material Adverse Event is continuing and uncured.

In order to continue listing our securities on Nasdaq prior to the Business Combination, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in stockholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders).

If Nasdaq delists any of our securities from trading on its exchange and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that the KludeIn Class A Common Stock is a “penny stock” which will require brokers trading in the KludeIn Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because KludeIn Units, KludeIn Class A Shares and Public Warrants are listed on the Nasdaq, KludeIn Units, KludeIn Class A Shares and Public Warrants qualify as covered securities. Although the states are preempted from regulating the sale of KludeIn securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While KludeIn is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if KludeIn was no longer listed on the Nasdaq, KludeIn’s securities would not be covered securities and KludeIn would be subject to regulation in each state in which it offers its securities.

KludeIn’s ability to successfully effect the Business Combination and New Near’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel. Any loss of such key personnel could negatively impact the operations and financial results of the combined business.

KludeIn’s ability to successfully effect the Business Combination and New Near’s ability to successfully operate the business following the consummation of the Business Combination is dependent upon the efforts of certain key personnel. Although KludeIn expects Near’s key personnel to remain with New Near following the consummation of the Business Combination, there can be no assurance that they will do so. It is possible that Near will lose some key personnel, the loss of which could negatively impact the operations and profitability of New Near. Furthermore, following the consummation of the Business Combination, certain of the existing key personnel of Near may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New Near to have to expend time and resources helping them become familiar with such requirements.

The Existing Charter and the Proposed Charter require, to the fullest extent permitted by law, that derivative actions brought in KludeIn’s or New Near’s name, as applicable, actions against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against KludeIn’s or New Near’s directors, officers, other employees or stockholders.

The Existing Charter and the Proposed Charter require, to the fullest extent permitted by law, that derivative actions brought in KludeIn’s or New Near’s name, as applicable, actions against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (i) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (iii) for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of KludeIn’s capital stock shall be deemed to have notice of and consented to the forum provisions in KludeIn’s Existing Charter. This choice of forum provision may limit or make more costly a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Existing Charter or the Proposed Charter to be inapplicable or unenforceable in an action, KludeIn or New Near, as applicable, may incur additional costs associated with resolving such action in other jurisdictions, which could harm their business, operating results and financial condition.

The Existing Charter and the Proposed Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Existing Charter and the Proposed Charter provide that, unless KludeIn consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

KludeIn’s warrants are accounted for as liabilities and changes in the value of its warrants could have a material effect on its financial results.

On April 12, 2021, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities instead of equity on the SPAC’s balance sheet. In light of the issues raised in the SEC Staff Statement, KludeIn reevaluated the accounting treatment of its public warrants and private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value reported in its statement of operations for each reporting period.

As a result, included on KludeIn’s balance sheet as of December 31, 2021 and September 30, 2022 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within its warrants. ASC 815-40 provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, KludeIn’s and New Near’s financial statements and results of operations may fluctuate quarterly based on factors which are outside of their control. Due to the recurring fair value measurement, KludeIn and New Near expects to recognize non-cash gains or losses on such warrants each reporting period and that the amount of such gains or losses could be material.

KludeIn identified a material weakness in its internal control over financial reporting. If KludeIn is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results, which may adversely affect investor confidence in it and materially and adversely affect its business and operating results.

Restatements

We have identified material weaknesses in our internal controls related to the accounting for complex financial instruments, one affecting only the period ended March 31, 2021; the second affecting (i) the audited balance sheet as of January 11, 2021, (ii) the period ended March 31, 2021, (iii) the period ended June 30, 2021 and (iv) the period ended September 30, 2021 ((i), (ii), (iii) and (iv) together, the “Affected Periods”); and the third affecting only the period ended December 31, 2021.

First, we previously accounted for our outstanding public warrants and private placement warrants (collectively, with the public warrants, the “warrants”) issued in connection with our initial public offering as components of equity instead of as derivative liabilities. On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies. Following this issuance of this statement, our management further evaluated the Warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and such event is not an input to the fair value of the warrant. Based on management’s evaluation, after consultation with our independent registered public accounting firm, our management and our audit committee concluded that we should have classified the warrants as derivative liabilities in our previously issued financial statement. As a result, we identified a material weakness in our internal controls over financial reporting for the period ended March 31, 2021.

Second, management determined that we had improperly valued our Class A common stock subject to possible redemption. We previously determined the Class A common stock subject to possible redemption to be equal to the redemption value of $10.00 per Class A ordinary share, while also taking into consideration that prior to the approval and adoption of the NTA Proposal, a redemption cannot result in net tangible assets being less than $5,000,001. Management determined that the public shares underlying the units issued during the initial public offering can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control. Therefore, management concluded that temporary equity should include all Class A common stock subject to possible redemption, resulting in the Class A common stock subject to possible redemption being equal to their redemption value. As a result, on November 29, 2021, KludeIn’s audit committee concluded that the balance sheet and the financial statements for the Affected Periods, as applicable, should be restated to report all Class A common stock issued as part of the units sold in KludeIn’s initial public offering as temporary equity rather than as permanent equity. In light of the restatement of KludeIn’s financial statements for these periods, our management and our audit committee concluded that we identified a material weakness in our internal controls over financial reporting.

Third, on April 12, 2022, KludeIn filed its Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”), which included a Note 2, Restatement of Previously Issued Financial Statements (“Note 2”), that describes a restatement of its previously issued financial statements to properly record the Founders Shares attributable to Polar Asset Management Partners Inc. (the “Anchor Investor”). As described in Note 2, in connection with closing the IPO, the Anchor Investor acquired from the Sponsor an indirect economic interest in an aggregate of 635,625 Founder Shares at the original purchase price that the Sponsor paid for the Founder Shares. The Sponsor has agreed to distribute such Founder Shares to the Anchor Investor after the completion of a Business Combination. The Company estimated the aggregate fair value of the Founder Shares attributable to the Anchor Investor to be $4,411,238, or $6.94 per share. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A and Topic 5T. As a result, the offering costs should be allocated to the separable financial instruments issued in the IPO using the with-and-without method, compared to total proceeds received. Offering costs related to the Founder Shares amounted to a contribution to additional paid-in capital of $4,411,238, of which $158,805 should have been expensed to the statements of operations and included in transaction costs attributable to warrant liabilities and the remaining $4,252,433 should have been recorded as an additional offering cost as a reduction of temporary equity, and re-measured to accumulated deficit upon recording temporary equity at redemption value.

Material Weaknesses

Additionally, KludeIn identified material weaknesses in our internal controls over financial reporting during the December 31, 2021 year-end audit process and during the first and second quarters of 2022, which also related to accounting for complex financial instruments and certain controls. The failures in these controls that resulted in errors and omitted disclosures represent a material weakness in KludeIn’s internal control over financial reporting with respect to the accounting for complex financial instruments, which remained in KludeIn’s financial statements through September 30, 2022.

KludeIn recognizes the importance of the control environment as it sets the overall tone for KludeIn and is the foundation for all other components of internal control. Consequently, KludeIn designed and implemented remediation measures to address the material weakness pertaining to the accounting for complex financial instruments and enhanced its internal control over financial reporting. While KludeIn has processes to identify and appropriately apply applicable accounting requirements, KludeIn has implemented enhancements to these processes to better evaluate KludeIn’s research and understanding of the nuances of the complex accounting standards that apply to KludeIn’s financial statements. KludeIn has provided enhanced access to accounting literature, research materials and documents and increased communication among KludeIn’s personnel and third-party professionals with whom KludeIn consults regarding complex accounting applications. KludeIn has also expanded and improved its review process for complex securities and related accounting standards. KludeIn will continue to evaluate its internal controls as of December 31, 2022, and as of the end of all applicable reporting periods in the future. Following the restatement and material weaknesses referred to above, KludeIn’s management believes that as of the date of this proxy statement/prospectus, while the material weakness disclosure remains in KludeIn’s financial statements for certain additional periods, the relevant previously issued financial statements include the proper accounting treatment and present fairly in all material respects the financial position, results of operations and cash flows of KludeIn. To date, KludeIn has not incurred significant costs with respect to the remediation procedures set forth above, nor does KludeIn expect to incur any significant costs in connection therewith.

If KludeIn identifies additional material weaknesses in the future and is unable to remediate the material weaknesses in a timely manner, KludeIn may be unable to provide required financial information in a timely and reliable manner and KludeIn may incorrectly report financial information. Likewise, if KludeIn’s financial statements are not filed on a timely basis, KludeIn could be subject to sanctions or investigations by the stock exchange on which KludeIn’s securities are listed, the SEC or other regulatory authorities. Any existence of a material weakness in internal control over financial reporting could adversely affect KludeIn’s reputation or investor perceptions of KludeIn, which could have a negative effect on the trading price of KludeIn Common Stock. KludeIn can give no assurance that the measures KludeIn has taken and may take in the future will remediate all material weaknesses or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Even if KludeIn is successful in strengthening KludeIn’s controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of KludeIn’s financial statements, any of which could diminish investor confidence in KludeIn and cause a decline in the price of the KludeIn Common Stock.

KludeIn may face litigation and other risks and uncertainties as a result of the material weakness in its internal control over financial reporting and the restatement of its financial statements.

As described above and elsewhere in this proxy statement/prospectus, KludeIn identified a material weakness in its internal control over financial reporting related to the accounting for complex instruments.

As a result of such material weakness, the restatement of previously issued financial statements of KludeIn, the change in accounting for complex financial instruments and other matters raised or that may in the future be raised by the SEC, KludeIn faces potential for litigation, inquiries from the SEC and other regulatory bodies, other disputes or proceedings which may include, among other things, monetary judgments, penalties or other sanctions, claims invoking the federal and state securities laws and contractual claims. As of September 30, 2022, KludeIn has no knowledge of any such litigation, inquires, disputes or proceedings. However, KludeIn can provide no assurance that such litigation, inquiries, disputes or proceedings will not arise in the future. Any such litigation, inquiries, disputes or proceedings, whether successful or not, could have a material adverse effect on KludeIn’s business, results of operations and financial condition or its ability to complete its initial business combination.

Risks Related to Ownership of New Near’s Securities Following the Business Combination

There can be no assurance that New Near Common Stock will be approved for listing on the Nasdaq or that New Near will be able to comply with the continued listing standards of the Nasdaq. The Nasdaq may not list New Near’s securities on its exchange, which is a condition to the Closing of the Business Combination and any delisting could limit investors’ ability to make transactions in New Near’s securities and subject New Near to additional trading restrictions.

In connection with the closing of the Business Combination and as a condition to Near’s obligation to consummate the Merger, the parties intend to list the New Near Common Stock and warrants on the Nasdaq under the symbols “NIR” and “NIRWW,” respectively. KludeIn cannot assure you that New Near’s securities will continue to be listed on the Nasdaq after the Business Combination. In connection with the Business Combination and as a condition to Near’s obligations to complete the Business Combination, New Near will be required to demonstrate compliance with the Nasdaq’s initial listing requirements, which are more rigorous than the Nasdaq’s continued listing requirements, in order to continue to maintain the listing of its securities on the Nasdaq. For instance, New Near’s stock price would generally be required to be at least $4.00 per share, its aggregate market value would be required to be at least $150 million, and the market value of its publicly held shares would be required to be at least $40 million. KludeIn cannot assure you that New Near will be able to meet those initial listing requirements at that time. New Near’s continued eligibility for listing may depend on, among other things, the number of its shares that are redeemed. If the Nasdaq delists New Near’s securities from trading on its exchange and New Near is not able to list its securities on another national securities exchange, New Near expects New Near’s securities could be quoted on an over-the-counter market. If this were to occur, New Near could face significant material adverse consequences, including:

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because New Near’s units and common stock will be listed on the Nasdaq, these securities will qualify as covered securities. Although the states are preempted from regulating the sale of New Near securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While New Near is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if New Near was no longer listed on the Nasdaq, New Near’s securities would not be covered securities and New Near would be subject to regulation in each state in which it offers its securities.

New Near’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

The trading price of the New Near Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Related to Near’s Business and Industry and New Near Following the Business Combination” and the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of New Near’s competitors;

•        the impact of the COVID-19 pandemic and its effect on New Near’s business and financial conditions;

•        changes in expectations as to New Near’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        declines in the market prices of stocks generally;

•        strategic actions by New Near or its competitors;

•        announcements by New Near or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•        any significant change in New Near’s management;

•        changes in general economic or market conditions or trends in New Near’s industry or markets, such as recessions, interest rates, local and national elections, international currency fluctuations, corruption, political instability and acts of war or terrorism;

•        changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New Near’s business;

•        future sales of New Near Common Stock or other securities;

•        investor perceptions or the investment opportunity associated with New Near Common Stock relative to other investment alternatives;

•        the public’s response to press releases or other public announcements by New Near or third parties, including New Near’s filings with the SEC;

•        litigation involving New Near, New Near’s industry, or both, or investigations by regulators into New Near’s operations or those of New Near’s competitors;

•        guidance, if any, that New Near provides to the public, any changes in this guidance or New Near’s failure to meet this guidance;

•        the development and sustainability of an active trading market for New Near’s securities;

•        actions by institutional or activist stockholders;

•        changes in accounting standards, policies, guidelines, interpretations or principles; and

•        other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of New Near Common Stock, regardless of New Near’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New Near Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If New Near was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from New Near’s business regardless of the outcome of such litigation.

The issuances of additional shares of New Near Common Stock under the Common Stock Purchase Agreement may result in dilution of future holders of shares of New Near Common Stock and have a negative impact on the market price of the shares of New Near Common Stock.

We believe that the proceeds from the Business Combination and our existing cash and cash equivalents will be sufficient to meet the immediate working capital needs of New Near. In addition, we may also obtain Permitted Financing during the Interim Period. Nonetheless, our current expectations may prove to be inaccurate. Changing circumstances, some of which may be beyond our control, could cause us to spend capital significantly faster than we currently anticipate, and we may need to seek additional funding sooner than planned, including financing in addition to any Permitted Financing we may obtain during the Interim Period, and including drawdowns under the Common Stock Purchase Agreement. To the extent this occurs, it could impose significant dilution on the stockholders of New Near.

New Near, as KludeIn’s successor, has the right to sell to CF up to $100,000,000 in shares of New Near Common Stock after the Closing, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. New Near will be entitled to sell shares of New Near Common Stock to CF at a price equal to 98% of the volume weighted average price of New Near Common Stock during the applicable trading date on which New Near has timely delivered notice to CF directing it to purchase the shares of New Near Common Stock, subject to meeting the terms and conditions of the Common Stock Purchase Agreement.

New Near will not be entitled to exercise its right to commence any sales of New Near Common Stock to CF under the Common Stock Purchase Agreement until the Commencement, which is the time when all of the conditions set forth in the Common Stock Purchase Agreement to the exercise of New Near’s right to commence sales to CF have been satisfied, including, but not limited to the initial registration statement for the resale of the registrable securities under the CF Registration Rights Agreement having been declared effective by the SEC. This equity line will be available after the Commencement until the first day of the month next following the 36-month period from and after the Commencement, or until the date on which the facility has been fully utilized, if earlier. During that period, Near will control the timing and amount of any sales of the New Near Common Stock to CF. Actual sales of shares of the New Near Common Stock to CF under the Common Stock Purchase Agreement will depend on a variety of factors to be determined by New Near from time to time, including, among other things, market conditions, and the trading price of the New Near Common Stock, which may affect its ability to draw under the Common Stock Purchase Agreement. Therefore, the proceeds under the Common Stock Purchase Agreement may be less than anticipated.

In connection with the execution of the Common Stock Purchase Agreement, New Near will issue to CF shares of New Near Common Stock in an amount equal to $2,000,000 at a per-share price based on the price of New Near Common Stock on the Commencement Date as consideration for CF’s irrevocable commitment to purchase the shares of New Near Common Stock upon the terms and subject to the satisfaction of the conditions set forth in the Common Stock Purchase Agreement. The delivery of the requisite amount of New Near Common Stock into an account designated by CF is a condition to New Near’s right to commence sales of New Near Common Stock to CF set forth in the Common Stock Purchase Agreement.

Assuming utilization of the Common Stock Financing, CF will receive shares of New Near Common Stock for up to thirty-six (36) months at a discount to the then current market price with an incentive to sell such shares immediately and, as such, will not be subject to the same level of market risk as other investors. Each of these financings result in the issuance of additional shares of New Near Common Stock, which would further dilute New Near’s stockholders, and may in turn decrease the trading price of the New Near Common Stock and New Near’s ability to obtain additional financing.

Because there are no current plans to pay cash dividends on New Near Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your New Near Common Stock for a price greater than that which you paid for it.

New Near intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New Near Common Stock will be at the sole discretion of the New Near Board. The New Near Board may take into account general and economic conditions, New Near’s financial condition and results of operations, New Near’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by New Near to its stockholders or by its subsidiaries to it and such other factors as the New Near Board may deem relevant. In addition, New Near’s ability to pay dividends is limited by covenants of Near’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness New Near incurs. As a result, you may not receive any return on an investment in New Near Common Stock unless you sell your New Near Common Stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about New Near’s business or if they downgrade New Near’s securities or New Near’s sector, New Near’s stock price and trading volume could decline.

The trading market for New Near Common Stock will rely in part on the research and reports that industry or financial analysts publish about New Near or its business. New Near will not control these analysts. In addition, some financial analysts may have limited expertise with Near’s model and operations. Furthermore, if one or more of the analysts who do cover New Near downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, New Near’s stock price could decline. If one or more of these analysts ceases coverage of New Near or fails to publish reports on it regularly, New Near could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

Future sales, or the perception of future sales, by New Near or its stockholders in the public market following the Business Combination could cause the market price for New Near Common Stock to decline.

The sale of shares of New Near Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Near Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Near to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, using the value of the Trust Account as of the Record Date, New Near would have a total of 59,704,747 shares of New Near Common Stock (assuming no redemptions) outstanding. All KludeIn Class A Shares issued in the Business Combination will be freely tradable without further registration under the Securities Act and without restriction by persons other than New Near’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), which includes New Near’s directors, executive officers and other affiliates.

The Sponsor and the holder of the Founder Shares and certain substantial holders of Near’s common stock (determined on an as-converted basis) (the “Investors”) have agreed, subject to certain exceptions, not to transfer or dispose of their New Near Common Stock during the period from the date of the closing of the Business Combination through the earlier of (i) 180 days after the consummation of the Business Combination, and (ii) the consummation of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Near’s stockholders having the right to exchange their shares of New Near Common Stock for cash, securities or other property. Additionally, Near’s executive officers and certain N Sing shareholders that are controlled by Near executive officers to have agreed, subject to certain exceptions, not to transfer or dispose of their New Near Common Stock during the period from the date of the closing of the Business Combination through the earlier of (a) the one (1)-year anniversary of the Closing, and (b) subsequent to the Closing, (x) if the reported closing price of the KludeIn Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date following the Closing on which New Near completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Near’s stockholders having the right to exchange their shares of New Near Common Stock for cash, securities or other property.

Upon the expiration or waiver of the lock-up restrictions described above, shares held by the Investors and certain other stockholders of New Near will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144, when such rule becomes applicable to New Near. In addition, pursuant to the A&R Registration Rights Agreement, the Investors and certain other stockholders will have the right, subject to certain conditions, to require New Near to register the sale of their shares of New Near Common Stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of New Near’s securities to decline.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of New Near’s common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for New Near to raise additional funds through future offerings of New Near Common Stock or other securities.

In addition, the shares of New Near Common Stock reserved for future issuance under New Near’s equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares of New Near Common Stock expected to be reserved for future issuance under the 2023 Plan is equal to six percent (6%) of the fully diluted shares of New Near Common Stock immediately after the closing of the Business Combination. New Near is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Near Common Stock or securities convertible into or exchangeable for shares of New Near Common Stock issued pursuant to New Near’s equity incentive plans. Any such registration statement on Form S-8 will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, New Near may also issue its securities in connection with investments or acquisitions. The amount of shares of New Near Common Stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding New Near Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Near’s stockholders.

Anti-takeover provisions in New Near’s governing documents could delay or prevent a change of control.

Certain provisions of the Proposed Charter and the Proposed Bylaws to become effective upon the consummation of the Business Combination may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by New Near’s stockholders.

These provisions provide for, among other things:

•        the ability of the New Near Board to issue one or more series of preferred stock;

•        advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New Near’s annual meetings;

•        certain limitations on convening special stockholder meetings;

•        limiting the ability of stockholders to act by written consent; and

•        The New Near Board has the express authority to make, alter or repeal the Proposed Bylaws.

These anti-takeover provisions could make it more difficult for a third party to acquire New Near, even if the third party’s offer may be considered beneficial by many of New Near’s stockholders. As a result, New Near’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New Near to take other corporate actions you desire. See “Description of New Near’s Securities.”

Certain of New Near’s stockholders may engage in business activities which compete with New Near or otherwise conflict with New Near’s interests.

The Proposed Charter will provide that none of the Sponsor, any of their respective affiliates or any director who is not employed by New Near (including any non-employee director who serves as one of New Near’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which New Near operates.

Risks Related to Redemption

There is no guarantee that a KludeIn public stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the KludeIn Class A Shares in the future following the completion of the Business Combination. Certain events following the consummation the Business Combination may cause an increase in the stock price of the KludeIn Class A Shares, and may result in a lower value realized now than a KludeIn stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s KludeIn Class A Shares. Similarly, if a KludeIn public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of KludeIn Class A Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell such stockholder’s KludeIn Class A Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. Any KludeIn public stockholder should consult such stockholder’s own tax and/or financial advisor for assistance on how this may affect such stockholder’s individual situation.

If KludeIn public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their KludeIn Class A Shares for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, holders of KludeIn Class A Shares are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to KludeIn’s transfer agent prior to the vote at the Special Meeting. If a holder fails to properly seek redemption as described in this proxy statement/prospectus and the Business Combination with Near is consummated, such holder will not be entitled to redeem these shares for a pro rata portion of funds deposited in the Trust Account. See the section of this proxy statement/prospectus entitled “KludeIn Special Meeting in Lieu of 2022 Annual Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the KludeIn Class A Shares sold in KludeIn’s IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the KludeIn Class A Shares.

A public stockholder, together with any of such stockholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such stockholder’s KludeIn Class A Shares or, if part of such a group, the group’s KludeIn Class A Shares, in excess of 15% of the KludeIn Class A Shares sold in KludeIn’s IPO (the “Excess Shares”). Your inability to redeem any such excess KludeIn Class A Shares could resulting in you suffering a material loss on your investment in KludeIn if you sell such excess KludeIn Class A Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of Excess Shares and, in order to dispose of such shares, would be required to sell your stock in open market transactions, potentially at a loss. KludeIn cannot assure you that the value of such excess KludeIn Class A Shares will appreciate over time following the Business Combination or that the market price of the KludeIn Class A Common Stock will exceed the per-share redemption price.

KLUDEIN SPECIAL MEETING IN LIEU OF 2022 ANNUAL MEETING OF STOCKHOLDERS

General

KludeIn is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the KludeIn Board for use at the Special Meeting of its stockholders to be held on March 20, 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus provides KludeIn’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on March 20, 2023, at 10:00 a.m., Eastern Time, via a virtual meeting, or at such other time, on such other date and at such place to which the meeting may be postponed or adjourned. On or about February 14, 2023, KludeIn commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Special Meeting. In light of the ongoing COVID-19 pandemic and to support the well-being of KludeIn’s stockholders, management, employees and the community, the Special Meeting will be virtual. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live audio webcast by visiting https://www.cstproxy.com/kludein/2023. You will need the control number that is printed on your proxy card to enter the Special Meeting. KludeIn recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person.

Purpose of the Special Meeting

At the Special Meeting, KludeIn stockholders are being asked to vote on the following proposals:

1.      the NTA Proposal;

2.      the Business Combination Proposal;

3.      the Charter Proposal;

4.      the Governance Proposals;

5.      the Nasdaq Proposal;

6.      the Equity Incentive Plan Proposal;

7.      the Director Election Proposal; and

8.      the Adjournment Proposal (if necessary).

Each of the Required Proposals and the NTA Proposal is conditioned on the approval of the Business Combination Proposal and the Business Combination Proposal is conditioned on the approval of the other Required Proposals (which do not include the NTA Proposal, Governance Proposals or the Adjournment Proposal).

Record Date; Persons Entitled to Vote

The KludeIn Board has fixed the close of business on February 10, 2023, as the Record Date for determining KludeIn stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on the Record Date, there were 4,930,364 shares of KludeIn Common Stock outstanding and entitled to vote, of which 617,864 are KludeIn Class A Shares and 4,312,500 are KludeIn Class B Shares. Each share of KludeIn Common Stock is entitled to one vote per share at the Special Meeting. As of the Record Date, the Insiders own 87.5% of the total outstanding KludeIn Common stock.

KludeIn has entered into an agreement with the Insiders pursuant to which each has agreed to vote any shares of KludeIn Common Stock owned by it in favor of the Business Combination Proposal.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of KludeIn stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of KludeIn Common Stock entitled to vote as of the record date at the Special Meeting is represented virtually or by proxy. Abstentions will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, who currently own approximately 87.5% of the issued and outstanding shares of KludeIn Common Stock, will count towards this quorum. As a result, as of the Record Date, in addition to the shares of the holders of the Founder Shares, no additional holders of KludeIn Common Stock would be required to be present at the Special Meeting to achieve a quorum.

Approval of the NTA Proposal requires the affirmative vote of holders of sixty-five percent (65%) of the issued and outstanding shares of KludeIn Common Stock, voting together as a single class. Approval of the Business Combination Proposal, the Governance Proposals (each of which is a non-binding, advisory vote), the Nasdaq Proposal and the Equity Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class, at a meeting at which a quorum is present. Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. Approval of the Charter Proposal requires the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the shares of KludeIn Class A Common Stock then outstanding, voting separately as a single class and (iii) the holders of a majority of the then outstanding shares of KludeIn Common Stock, voting together as a single class, at a meeting at which a quorum is present. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class, regardless of whether a quorum is present.

Consummation of the Business Combination is conditioned on the approval of each of the Required Proposals and each of the Required Proposals and the NTA Proposal is conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote. It is important for you to note that in the event that each of the Required Proposals does not receive the requisite vote for approval, then the Business Combination may not be consummated. If KludeIn does not consummate the Business Combination and fails to complete an initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.

Recommendation of the KludeIn Board

The KludeIn Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of KludeIn and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The KludeIn Board unanimously recommends that KludeIn’s stockholders vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the election of the director nominees and “FOR” the Adjournment Proposal (if necessary).

When you consider the recommendation of the KludeIn Board in favor of approval of these proposals, you should keep in mind that KludeIn’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder of KludeIn. These interests include, among other things:

•        Mini Krishnamoorthy will be a KludeIn designee to the New Near Board upon the effectiveness of the Business Combination. As a director, in the future, Ms. Krishnamoorthy may receive any cash fees, stock options or stock awards that the New Near Board determines to pay to its directors;

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding KludeIn Class A Shares for cash and, subject to the approval of its remaining stockholders and the KludeIn Board, dissolving and liquidating. In such event, the

4,075,000 Founder Shares held by the Insiders (assuming the Sponsor Forfeiture) and which were acquired for an aggregate purchase price of $25,000 prior to KludeIn’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares (while the Founder Shares are not the same as the KludeIn Class A Shares, are subject to certain restrictions that are not applicable to the KludeIn Class A Shares, and may become worthless if KludeIn does not complete a business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), the aggregate value of the 4,075,000 Founder Shares owned by KludeIn’s Insiders is estimated to be approximately $43.5 million, assuming the per share value of the Founder Shares is the same as the $10.68 closing price of the KludeIn Class A Shares on Nasdaq on February 10, 2023, the record date for the Special Meeting, and are expected to have a significantly higher value than $25,000 at the time of the consummation of the Business Combination);

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), the 5,200,000 Private Placement Warrants held by the Sponsor, in which certain of KludeIn’s officers and directors hold a direct or indirect interest and which were acquired for an aggregate purchase price of $5.2 million in a private placement that took place simultaneously with the consummation of KludeIn’s IPO, would become worthless (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 5,200,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $1.3 million, assuming the per warrant value of the Private Placement Warrants is the same as the $0.25 closing price of the Public Warrants on Nasdaq on February 10, 2023, the record date for the Special Meeting);

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of third parties for services rendered or products sold to KludeIn to below $10.00 per Public Share. If KludeIn consummates a business combination, on the other hand, KludeIn will be liable for all such claims;

•        the Sponsor, as well as KludeIn’s officers and directors, and their affiliates, are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with identifying, investigating, negotiating and completing a business combination. However, if KludeIn fails to consummate a business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), they will not have any claim against the Trust Account for reimbursement. Accordingly, KludeIn may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within such period (as of September 30, 2022, KludeIn’s officers and directors have incurred an aggregate of approximately $48,700 in reimbursable out-of-pocket expenses);

•        the fact that the Sponsor, directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if KludeIn fails to complete an initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders);

•        the fact that on January 21, 2022, KludeIn issued the Sponsor January Promissory Note for working capital expenses. As of September 30, 2022, KludeIn had drawn down $1,072,500 under the Sponsor January Promissory Note. Subsequent to September 30, 2022, KludeIn drew down an additional $152,500 under the Sponsor January Promissory Note. If the Business Combination or another initial business combination is not consummated, the Sponsor January Promissory Note, which note may be repaid in cash or, at the election of the Sponsor, in the form of warrants of KludeIn with terms equivalent to the terms of outstanding Private Placement Warrants, at the closing of the Business Combination, may not be repaid to Sponsor, in whole or in part;

•        the fact that on July 7, 2022, KludeIn issued the Extension Note to the Sponsor. As of February 10, 2023, $1,373,380 was outstanding under the Extension Note. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid to Sponsor, in whole or in part;

•        if the Trust Account is liquidated, including in the event KludeIn is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable if and to the extent any claims by a third-party for services rendered or products sold to KludeIn, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below: (i) $10.00 per Public Share; or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third-party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that the Insiders are obligated to vote in favor of the proposals at the Special Meeting, regardless of how public stockholders vote;

•        KludeIn’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement; and

•        the Sponsor will enter into the A&R Registration Rights Agreement at closing, which provides for registration rights of the Sponsor and certain other stockholders following consummation of the Business Combination.

Certain Other Interests in the Business Combination

In addition to the interests of the Insiders in the Business Combination, stockholders should be aware that the IPO Underwriters and Near have financial interests that are different from, or in addition to, the interests of KludeIn’s stockholders. These interests include:

Upon consummation of the Business Combination, the IPO Underwriters will be entitled to $6,037,500 of deferred underwriting commissions. The IPO Underwriters have not provided any service in connection with the Business Combination and such deferred commissions are attributable solely to their services in connection with the KludeIn IPO. The IPO Underwriters have agreed to waive their rights to the deferred underwriting commissions held in the Trust Account in the event KludeIn does not complete an initial business combination within the time period set forth in the Existing Charter. Accordingly, if the Business Combination, or any other initial business combination, is not consummated by that time and KludeIn is therefore required to be liquidated, the IPO Underwriters will not receive any of the deferred underwriting commissions and such funds will be returned to KludeIn’s public stockholders upon its liquidation.

In addition, in connection with the Extension Amendment, KludeIn issued the Near Extension Note to Near. The Near Extension Note relates to the final two payments of the Extension Funds of $343,345 each. As of February 10, 2023, an aggregate of $686,690 has been drawn down on the Near Extension Note and deposited into the Trust Account to cover the final two months of the extension. If the Business Combination or another initial business combination is not consummated, the Near Extension Note may not be repaid to Near, in whole or in part. Thus, Near and its officers and directors will benefit from the completion of the Business Combination and may be incentivized to complete the Business Combination to recoup its loan, even though it may not be in the best interests of KludeIn’s stockholders.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” the Charter Proposal only.

Under Nasdaq rules, if a stockholder holds their shares in “street” name through a bank, broker or other nominee and the stockholder does not instruct their broker, bank or other nominee how to vote their shares on a proposal, the broker, bank or other nominee has the authority to vote the shares in its discretion on certain “routine” matters. However, banks, brokers and other nominees are not authorized to exercise their voting discretion on any “non-routine” matters. This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, (ii) there are one or more “non-routine” proposals to be voted on at the meeting for which the bank, broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and (iii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter.

We believe that all of the proposals to be voted on at the Special Meeting will be considered non-routine matters. As a result, if you hold your shares in street name, your bank, brokerage firm or other nominee cannot vote your shares on any of the proposals to be voted on at the Special Meeting without your instruction.

Because all of the proposals to be voted on at the Special Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any proposals unless instructed, so KludeIn does not expect there to be any broker non-votes at the Special Meeting.

Voting Your Shares

If you were a holder of record of KludeIn Common Stock as of the close of business on February 10, 2023, the record date for the Special Meeting, you may vote with respect to the Proposals virtually at the Special Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Your proxy card shows the number of KludeIn Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are three ways to vote your KludeIn Common Stock at the Special Meeting:

Voting by Mail.    By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on March 19, 2023.

Voting at the Meeting Virtually.    If you attend the Special Meeting, you may vote virtually. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote at the Special Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote virtually, you will need to bring to the Special Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares.

Voting Electronically.    You may attend, vote and examine the list of stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/kludein/2023 and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify KludeIn’s secretary in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting virtually, revoke your proxy, and vote online as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters May be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal (if necessary). Under KludeIn’s bylaws, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of KludeIn Common Stock, you may call Morrow Sodali, the proxy solicitation agent for KludeIn, toll-free at (800) 662-5200 (banks and brokers call (203) 658-9400) or email Morrow Sodali at INKA.info@investor.morrowsodali.com.

Redemption Rights

Holders of KludeIn Class A Shares may seek to redeem their KludeIn Class A Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any stockholder holding KludeIn Class A Shares may demand that KludeIn redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $10.68 per share, including interest not previously released to KludeIn to pay taxes, as of February 10, 2023, the record date for the meeting), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Near is consummated, KludeIn will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of KludeIn Class A Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the KludeIn Class A Shares sold in KludeIn’s IPO. Accordingly, all KludeIn Class A Shares in excess of 15% of the shares of KludeIn Class A Shares sold in KludeIn’s IPO held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

The Insiders have agreed, for no additional consideration, to waive any redemption rights with respect to any shares of KludeIn Common Stock (including the Founder Shares) in connection with the Business Combination.

The Founder Shares and the Private Placement Warrants have no redemption rights upon KludeIn’s liquidation and will be worthless if no business combination is effected by KludeIn by April 11, 2023 (unless extended by KludeIn’s stockholders). However, the Sponsor is entitled to redemption rights upon KludeIn’s liquidation with respect to any KludeIn Class A Shares they may own. Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to KludeIn’s transfer agent two business days prior to the Special Meeting. If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

KludeIn’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company
One State Street — Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
Email: mzimkind@continentalstock.com

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with KludeIn’s consent, until the consummation of the Business Combination, or such other date as determined by the KludeIn Board. If you deliver your shares for redemption to KludeIn’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that KludeIn’s transfer agent return the shares (physically or electronically).

If the Business Combination is not approved or completed for any reason, then KludeIn’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, KludeIn will promptly return any shares delivered by public holders. Unless the NTA Proposal is approved and adopted, KludeIn will only redeem KludeIn Class A Shares if KludeIn has at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule) immediately prior to or upon consummation of the Business Combination. If the Minimum Cash Condition would not be satisfied, KludeIn will not be able to consummate the Business Combination.

The closing price of KludeIn Class A Shares on February 10, 2023, the record date for the Special Meeting, was $10.68 per share. The cash held in the Trust Account on such date was approximately $6.4 million (including interest not previously released to KludeIn to pay taxes) ($10.44 per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of KludeIn Class A Shares as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. KludeIn cannot assure its stockholders that they will be able to sell their KludeIn Class A Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of KludeIn Class A Shares exercises such holder’s redemption rights, then such holder be exchanging such holder’s KludeIn Class A Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to KludeIn’s transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.

For a discussion of the material U.S. federal income tax considerations for stockholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Considerations.” The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

Appraisal rights are not available to holders of shares of KludeIn Common Stock in connection with the Business Combination.

Proxy Solicitation Costs

KludeIn is soliciting proxies on behalf of the KludeIn Board. This solicitation is being made by mail but also may be made by telephone or in person. KludeIn and its directors, officers and employees may also solicit proxies online. KludeIn will file with the SEC all scripts and other electronic communications used in the solicitation as proxy soliciting materials. KludeIn will bear the cost of the solicitation.

KludeIn has hired Morrow Sodali to assist in the proxy solicitation process for the Special Meeting. KludeIn will pay to Morrow Sodali an approximate fee of $20,000, plus disbursements We will also reimburse Morrow Sodali for reasonable out-of-pocket expenses and will indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. While the payment of these expenses will reduce the cash available to us to consummate an initial business combination if the Extension is approved, we do not expect such payments to have a material effect on our ability to consummate an initial business combination.

Ownership of Insiders

As of February 10, 2023, the record date for the Special Meeting, the Insiders owned of record and were entitled to vote an aggregate of 4,312,500 Founder Shares that were issued prior to KludeIn’s IPO. Such shares currently constitute approximately 87.5% of the outstanding shares of KludeIn Common Stock. The Insiders have agreed to vote the Founder Shares and any other shares of KludeIn Common Stock they own in favor of the Business Combination and the Sponsor has agreed to vote its shares of KludeIn Common Stock in favor of each of the proposals being presented at the Special Meeting. The Founder Shares and Private Placement Warrants have no right to participate in any redemption distribution and will be worthless if no business combination is effected by KludeIn.

Potential Purchases of Public Shares and/or Warrants

Notwithstanding the Net Tangible Asset Proposal, at any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding KludeIn or its securities, KludeIn’s Insiders, Near and/or their respective affiliates may purchase Public Shares and/or Public Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of KludeIn Common Stock. In such transactions, the purchase price for the KludeIn Common Stock will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the KludeIn Common Stock they acquire in such transactions. However, any KludeIn Common Stock acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to increase the likelihood that KludeIn has at least $5,000,001 of net tangible assets either immediately before or after the consummation of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the KludeIn Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, KludeIn will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of KludeIn Class A Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of KludeIn Class A Shares for which KludeIn has received redemption requests.

PROPOSAL NO. 1: THE NTA PROPOSAL

Overview

As discussed elsewhere in this proxy statement/prospectus, KludeIn is asking its stockholders to approve the NTA Proposal. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by KludeIn stockholders. If the NTA Proposal and the Business Combination Proposal are approved at the Special Meeting, the following amendments (the “NTA Amendments”) will be made to the Existing Charter, which shall be effective, if adopted and implemented by KludeIn, immediately prior to the consummation of the proposed Business Combination:

(a)     Section 9.2(a) of the Existing Charter shall be deleted in its entirety and replaced with the following language: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)    Section 9.2(e) of the Existing Charter shall be deleted in its entirety and replaced with the following language: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

(c)     The following language shall be removed from Section 9.7 of the Existing Charter: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

A copy of the NTA Amendments to the Existing Charter is attached to this proxy statement/prospectus as Annex A.

Reasons for the Amendments

KludeIn stockholders are being asked to adopt the proposed amendments to the Existing Charter prior to the Closing, which, in the judgment of the KludeIn Board, could facilitate the consummation of the Business Combination if KludeIn’s net tangible assets would be below $5,000,001 immediately prior to and following the Closing. The Existing Charter limits KludeIn’s ability to consummate an initial business combination, or to redeem shares of KludeIn Common Stock in connection with an initial business combination, if it would cause KludeIn to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that KludeIn’s Common Stock would not be deemed a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the KludeIn Common Stock and New Near Common Stock would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, KludeIn is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that KludeIn’s net tangible assets would be less than $5,000,001 immediately prior to and upon the consummation of the Business Combination, the Existing Charter would prevent KludeIn from being able to consummate the Business Combination even if all other conditions to Closing are met. If the Business Combination is consummated, then the Existing Charter, as amended by the NTA Amendments, will be replaced in its entirety by the Proposed Charter upon the Closing of the Business Combination and all of the references in this proxy statement/prospectus to the “Existing Charter” shall be deemed to mean the Existing Charter as amended by amendments contained in this NTA Proposal.

Vote Required for Approval

The approval of the NTA Proposal requires the affirmative vote of sixty-five percent (65%) of the issued and outstanding shares of KludeIn Common Stock, voting together as a single class at a meeting at which a quorum is present. As of the date hereof, owners of the Founder Shares own approximately 87.5% of the issued and outstanding KludeIn Common Stock and have not purchased any Public Shares, but may do so at any time. As a result, the shareholders of the Founder Shares own sufficient shares to approve the NTA Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals at the Special Meeting. If the Business Combination Proposal is not approved, the NTA Proposal will not be presented to the stockholders for a vote.

The Sponsor has agreed to vote the Founder Shares and any KludeIn Class A Shares owned by it in favor of the NTA Proposal.

Recommendation of the KludeIn Board

THE KLUDEIN BOARD UNANIMOUSLY RECOMMENDS THAT KLUDEIN’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NTA PROPOSAL.

The existence of financial and personal interests of one or more of KludeIn’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KludeIn and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KludeIn’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2: THE BUSINESS COMBINATION PROPOSAL

Overview

We are asking our stockholders to adopt and approve the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). KludeIn stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement (as amended by the Merger Agreement Amendments and as may be further amended and supplemented from time to time) and the transactions contemplated thereby. A copy of the Merger Agreement is attached as Annex B-1 and a copy of the Merger Agreement Amendments are attached as Annex B-2, Annex B-3 and Annex B-4 to this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “— The Merger Agreement” for additional information and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement (as amended by the Merger Agreement Amendments, and as may be further amended and supplemented from time to time) in its entirety before voting on this proposal.

Because we are holding a stockholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of a majority of the votes cast by holders of KludeIn Common Stock, voting together as a single class at a stockholder meeting held to consider the Business Combination at which a quorum is present.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement (as amended by the Merger Agreement Amendments, and as may be further amended and supplemented from time to time). A copy of the Merger Agreement is attached as Annex B-1 and a copy of the Merger Agreement Amendments are attached as Annex B-2, Annex B-3 and Annex B-4 to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about KludeIn, the Sponsor, the Merger Subs, Near or any other matter.

On May 18, 2022, KludeIn entered into the Merger Agreement with Merger Sub 1, Merger Sub 2 and Near. If the Merger Agreement and certain transactions contemplated thereby, including the issuance of KludeIn Class A Shares to be issued in connection with the Business Combination, are approved by KludeIn’s stockholders, (i) Merger Sub 1 will merge with and into Near, with Near surviving the merger as a wholly-owned subsidiary of KludeIn, and (ii) immediately following the First Merger, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity. In connection with the Mergers, KludeIn will change its corporate name to “Near Intelligence, Inc.” or such other name as is agreed by KludeIn and Near. In this proxy statement/prospectus, when we refer to “Near”, we mean Near prior to the consummation of the Mergers, and when we refer to “New Near”, we mean “Near Intelligence, Inc.”, which is KludeIn under its new corporate name after the consummation of the Mergers.

In connection with the Business Combination, certain related agreements have been entered into, or will be entered into on or prior to the Closing of the Business Combination, including the Near Stockholder Support Agreements, the Sponsor Support Agreement, the Lock-Up Agreements, the A&R Registration Rights Agreement, the Non-Competition Agreements and the Common Stock Purchase Agreement (each as defined in this proxy statement/prospectus). See the section of this proxy statement/prospectus entitled “— Related Agreements” for additional information.

Consideration to Near Equityholders in the Business Combination

The Merger Consideration payable to Near security holders from KludeIn at the First Effective Time will have an aggregate value equal to, without duplication, (i) the Company Base Value, (ii) minus (or plus, if negative), the closing net debt of Near as of the Reference Time, (iii) (x) plus, in the event that the closing net working capital amount of Near as of the Reference Time exceeds the target net working capital amount of Near equal to $5,000,000, the difference between the closing net working capital amount and the target net working capital amount of Near, or (y) minus, in the event that the closing net working capital amount of Near as of the Reference Time is less than the target net working capital amount of Near equal to $5,000,000, the difference between the Closing net working capital amount of Near and the target net working capital amount of Near, and (iv) minus the amount of any unpaid transaction expenses of Near.

At the First Effective Time, the Merger Consideration to be paid to the Near equity holders will be paid solely by the delivery of new KludeIn securities in accordance with the Conversion Ratio which is equal to the quotient of (x) the Merger Consideration, divided by (y) the product of (i) the fully-diluted capital stock of Near (treating Near’s preferred stock and convertible securities on an as-exercised and/or as-converted basis (and, solely with respect to Near’s convertible securities, calculated using the treasury stock method of accounting), but excluding any securities of Near held by any Target Company immediately prior to the Closing) immediately prior to the Closing, multiplied by (ii) $10.00. In accordance with the terms and subject to the conditions of the Merger Agreement, (i) each share of Near’s capital stock outstanding as of immediately prior to the First Effective Time will be converted into a right to receive a number of KludeIn Class A Shares (with each valued at $10.00 per share), (ii) each outstanding Near restricted stock unit (whether vested or unvested) will be assumed by KludeIn and converted into an Assumed RSU to be issued under the 2023 Plan, and such Assumed RSUs will continue to be subject to substantially the same terms and conditions set forth in the RSU Plan, (iii) each outstanding Near warrant (whether vested or unvested) will be assumed by KludeIn and converted into a corresponding Assumed Warrant, and such Assumed Warrants will continue to have and be subject to substantially the same terms and conditions as were applicable to such Near warrant immediately prior to the First Effective Time. As of September 30, 2022, the Conversion Ratio was approximately 113.896.

Use of Transaction Proceeds

The transaction proceeds will be used by New Near for general corporate purposes after payment of transaction expenses of KludeIn and Near in connection with the Business Combination.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Merger Agreement is required to take place electronically by exchange of the closing deliverables in no event later than the second business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “— Conditions to Closing of the Business Combination” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as KludeIn and Near may agree in writing.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Merger are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

•        the KludeIn Stockholder Approval being obtained;

•        the Near Stockholder Approval being obtained;

•        the receipt of all consents required to be obtained from or made with any governmental authority in order to consummate the Business Combination;

•        no governmental authority having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Business Combination or agreements contemplated by the Merger Agreement illegal or which otherwise prevents or prohibits consummation of the Business Combination;

•        the members of the New Near Board having been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement; and

•        the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC, and no stop order or similar order being in effect with respect to this proxy statement/prospectus or the registration statement.

Other Conditions to the Obligations of Near.    The obligations of Near to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Near of the following additional conditions:

•        the representations and warranties provided by KludeIn being true and correct as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except for any failures to be true and correct that (without giving effect to any qualifications as to materiality or Material Adverse Effect), individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to KludeIn;

•        KludeIn having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by KludeIn under the Merger Agreement;

•        no Material Adverse Effect having occurred with respect to KludeIn from the date of the execution of the Merger Agreement which is continuing and uncured;

•        KludeIn having cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any funded Transaction Financing, prior to the payment of KludeIn’s unpaid Purchaser Transaction Expenses due at the Closing and before repayment of any loans owed by KludeIn to the Sponsor or other amounts due at the Closing, at least equal to Ninety-Five Million U.S. Dollars ($95,000,000) less the aggregate amount of proceeds of any Permitted Equity Financing and any Permitted Debt that is eligible for drawdown by any Target Company following the Closing or previously has been drawn down by any Target Company prior to the Closing (including amounts in escrow that would be eligible to be requested by any Target Company following the Closing);

•        Near having received a copy of the New Near Charter, certified by the Secretary of State of the State of Delaware;

•        Near having received a certificate executed by an authorized officer of KludeIn confirming that the conditions set forth in the first three bullet points of this section have been satisfied;

•        Near having received a certificate executed by a secretary or other executive officer of KludeIn certifying as to certain documentation relating to KludeIn;

•        Near having received a certificate of good standing certified as of a date no longer than 30 days prior to the Closing Date from the proper governmental authority of KludeIn’s jurisdiction of organization and from each other jurisdiction in which KludeIn is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions; and

•        The KludeIn Class A Shares to be issued in the Business Combination having been approved for listing on Nasdaq, subject only to official notice of issuance.

Other Conditions to the Obligations of the KludeIn Parties.    The obligations of KludeIn and the Merger Subs (collectively, the “KludeIn Parties”) to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by KludeIn (on behalf of itself and the other KludeIn Parties) of the following additional conditions:

•        the representations and warranties provided by Near being true and correct as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except for any failures to be true and correct that (without giving effect to any qualifications as to materiality or Material Adverse Effect), individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to Near and its subsidiaries, taken as a whole;

•        Near having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by Near under the Merger Agreement;

•        no Material Adverse Effect having occurred with respect to the Target Companies taken as a whole from the date of the execution of the Merger Agreement which is continuing and uncured;

•        the Lock-Up Agreements, the A & R Registration Rights Agreement and the Non-Competition Agreement being in full force and effect in accordance with the terms thereof as of the Closing;

•        KludeIn having received a certificate executed by an authorized officer of Near confirming that the conditions set forth in the first three bullet points in this section have been satisfied;

•        KludeIn having received a certificate executed by a secretary or other executive officer of Near certifying as to certain documentation relating to Near; and

•        KludeIn having received a certificate of good standing certified as of a date no longer than 30 days prior to the Closing Date from the proper governmental authority of Near’s jurisdiction of organization and from each other jurisdiction in which Near is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

Representations and Warranties

Under the Merger Agreement, the KludeIn Parties made customary representations and warranties to Near relating to, among other things: organization and standing; authorization; binding agreement; governmental approvals; non-contravention; capitalization; SEC filings and KludeIn financials; absence of certain changes; compliance with laws; actions; orders; permits; taxes and returns; employees and employee benefit plans; properties; material contracts; transactions with affiliates; merger subs activities; Investment Company Act; JOBS Act; finders and brokers; ownership of merger consideration; certain business practices; insurance; independent investigation; common stock financing; and no other representations.

Under the Merger Agreement, Near made customary representations and warranties to KludeIn relating to, among other things: organization and standing; authorization; binding agreement; capitalization; subsidiaries; governmental approvals; non-contravention; financial statements; absence of certain changes; compliance with laws; company permits; litigation; material contracts; intellectual property; taxes and returns; real property; title to and sufficiency of assets; employee matters; benefit plans; environmental matters; transactions with related persons; company insurance; books and records; significant customers; certain business practices; Investment Company Act; finders and brokers; independent investigation; information supplied; and no other representations.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Near and the KludeIn Parties are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Near and the KludeIn Parties are qualified in whole or in part by a “Material Adverse Effect” standard for purposes of determining whether a breach of such representations and warranties has occurred.

Covenants of the Parties

Certain Covenants of Near

Near made certain covenants under the Merger Agreement, including, among others, the following:

Except as expressly contemplated by the Merger Agreement, any of the other Ancillary Documents or the Contribution Documents, as required by applicable law (including COVID-19 Measures) or for implementation of the Permitted Secondary Sales, the Reorganization, Permitted Debt, the Permitted Equity Financing or as set in Near disclosure schedules or as consented to in writing by KludeIn (such consent not to be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement through the Closing or termination of the Merger Agreement (the “Interim Period”):

•        Near will, and will cause its respective subsidiaries to, conduct their respective businesses, in all material respects, in the ordinary course, consistent with past practice and to comply with all laws applicable to Near and its subsidiaries; and

•        Near will not, and will cause its subsidiaries not to, do any of the following:

•        amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $1,000,000, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $1,000,000;

•        (i) materially increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, or in connection with the re-location of such employees, and in the aggregate by more than fifteen percent (15%), provided that any such increase in wages, salary or compensation of an executive officer of Near shall not be increased by more than fifteen percent (15%) of his or her individual wages, salary or compensation as of the date of the Merger Agreement unless such increase is directly related to his or her re-location approved by Near; or (ii) make or commit to make any material bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any benefit plan of Near with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable law, pursuant to the terms of any company benefit plans or in the ordinary course of business, consistent with past practice;

•        make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of taxes, file any amended material tax return or claim for refund for a material amount of taxes, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

•        transfer or license to any person or permit to lapse or fail to maintain any material Near registered intellectual property (excluding non-exclusive licenses of Near intellectual property in the ordinary course of business consistent with past practice), or disclose to any person who has not entered into a confidentiality agreement or subject to confidentiality obligations any material trade secrets owned by Target Companies;

•        terminate, or waive or assign any material right under, any Near material contract or enter into any contract that would be a Near material contract, in any case outside of the ordinary course of business consistent with past practice;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with Near’s outside auditors;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Near or its subsidiaries or their respective affiliates) not in excess of $1,000,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, liabilities or obligations (other than in connection with the payment, discharge or satisfaction of existing indebtedness in connection with any Permitted Debt), unless such amount has been reserved in Near’s financial statements;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in excess of $5,000,000 for each instance outside the ordinary course of business consistent with past practice or pursuant to any Near material contract;

•        unless such amount has been reserved in Near’s financial statements, make capital expenditures in excess of $1,000,000, individually for any project (or set of related projects) or $5,000,000 in the aggregate (excluding, for the avoidance of doubt, incurring any Near’s transaction expenses);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 individually or $5,000,000 in the aggregate other than the incurrence of any Near’s transaction expenses or any liability or obligation pursuant to the terms of a Near material contract or benefit plan of Near, in any case outside of the ordinary course of business consistent with past practice;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, in any case outside of the ordinary course of business consistent with past practice;

•        enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Near;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement;

•        accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

•        authorize or agree to do any of the foregoing actions.

•        Near will deliver certain financial statements to KludeIn prior to the Closing.

•        To the extent reasonably requested by KludeIn, Near will use reasonable best efforts to cause certain persons to enter into employment agreements, in each case effective as of the Closing.

•        For a period of six years after the Second Effective Time, New Near will cause its organizational documents to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to indemnified directors and officers of the parties than are set forth as of the date of the Merger Agreement in the organizational documents of KludeIn, the Merger Subs and Near to the extent permitted by applicable law.

•        Near will use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable in order to consummate the Reorganization prior to the Closing.

•        As promptly as practicable after the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC, Near will duly call for and give notice of a stockholders’ meeting or seek the written consent of its stockholders for the purposes of obtaining the Near Stockholder Approval.

•        Near and its representatives will reasonably cooperate with KludeIn in connection with KludeIn’s efforts to obtain any Transaction Financing necessary to cause the Minimum Cash Condition to be satisfied or otherwise deemed necessary or appropriate in connection with the Business Combination.

Certain Covenants of KludeIn

KludeIn made certain covenants under the Merger Agreement, including, among others, the following:

Except as expressly contemplated by the Merger Agreement, any of the other Ancillary Documents, as required by applicable law (including COVID-19 Measures) or as set in KludeIn disclosure schedules or as consented to in writing by Near (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period:

•        KludeIn will, and will cause its subsidiaries to, conduct their respective businesses, in all material respects, in the ordinary course, consistent with past practice and to comply with all laws applicable to KludeIn and its subsidiaries; provided however that nothing in the Merger Agreement shall prohibit or restrict KludeIn to obtain Extension(s), and no consent of any other party shall be required in connection therewith; and

•        KludeIn will not, and will cause its subsidiaries not to, do any of the following (except as contemplated by any Transaction Financing):

•        amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person (provided, that this shall not prevent KludeIn from borrowing funds necessary to finance its (i) ordinary course administrative costs and expenses or incurring expenses in connection with the consummation of the First Merger and the other transactions contemplated by the Merger Agreement (including any Transaction Financing) in the aggregate in an amount not to exceed $1,000,000, and (ii) costs and expenses, including for the avoidance of doubt in connection with any changes to insurance, necessary for an Extension (such expenses, “Extension Expenses”);

•        make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of taxes, file any amended material tax return or claim for refund for a material amount of taxes, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

•        amend, waive or otherwise change that certain Investment Management Trust Agreement, dated as of January 6, 2021, as it may be amended, by and between KludeIn and CST, in its capacity as the trustee, as well as any other agreements entered into related to or governing the Trust Account in any manner adverse to KludeIn;

•        terminate, waive or assign any material right under any KludeIn material contract;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting KludeIn’s outside auditors;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, KludeIn or its subsidiaries), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in KludeIn’s financial statements;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•        make capital expenditures (excluding, for the avoidance of doubt, incurring any transaction expenses of KludeIn);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the First Merger);

•        voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any transaction expenses of KludeIn or Extension Expenses);

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•        enter into any agreement, understanding or arrangement with respect to the voting of KludeIn’s securities;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement; or

•        authorize or agree to do any of the foregoing actions.

•        KludeIn will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the KludeIn Units, the KludeIn Class A Shares and the Public Warrants on Nasdaq.

•        As soon as practicable following this registration statement “clearing” comments from the SEC and the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC, and in any event within ten business days of such finalization and effectiveness, KludeIn shall distribute the proxy statement to KludeIn’s stockholders, and, pursuant thereto, shall call the Special Meeting in accordance with the DGCL for a date no later than 30 days following the effectiveness of this registration statement.

•        Subject to certain exceptions, prior to the Closing, KludeIn will be permitted to obtain tail directors’ and officers’ liability insurance coverage for the benefit of KludeIn and its directors and officers with respect to matters occurring on or prior to the First Effective Time and if purchased, KludeIn shall keep such policy in effect for six years from the Second Effective Time.

•        KludeIn agreed to use commercially reasonable efforts to obtain any Transaction Financing in order to cause the minimum cash closing condition to be satisfied.

•        Prior to the effectiveness of this registration statement, the KludeIn Board shall approve and adopt the 2023 Plan, effective as of the Closing Date. See the section of this proxy statement/prospectus entitled “Proposal No. 6: The Equity Incentive Plan Proposal” for additional information.

•        KludeIn will seek to obtain the approval of its stockholders for the Permitted Extension on a month-by-month basis; provided that KludeIn agrees to seek such extension for the Prescribed Extension Period.

Mutual Covenants of the Parties

The parties made certain covenants under the Merger Agreement, including, among others, agreeing to:

•        use commercially reasonable efforts to consummate the Business Combination;

•        give prompt notice to the other parties of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any conditions to the Closing not to be satisfied or (ii) of any notice or other communication from any governmental authority which is reasonably likely to have a material impact on the ability of the parties to consummate the Business Combination or to materially delay the timing thereof;

•        notify the other parties in writing promptly after learning of any stockholder demands or other stockholder proceedings relating to the Merger Agreement, any ancillary document or any matters relating thereto and reasonably cooperate with each other party in connection therewith;

•        keep certain information confidential;

•        make relevant public announcements;

•        use reasonable best efforts to cause the Mergers to constitute a transaction treated as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”); and

•        cooperate in connection with certain tax matters and filings.

Registration Statement on Form S-4

KludeIn and Near agreed that KludeIn will prepare, with the reasonable assistance of Near, and KludeIn will file with the SEC, the registration statement on Form S-4 of which this proxy statement/prospectus forms a part to solicit proxies from KludeIn’s stockholders to approve among other things, the Transaction Proposals relating to the Business Combination.

Directors and Officers of KludeIn Following the Closing

Pursuant to Merger Agreement Amendment No. 1, KludeIn and Near have agreed to will take all necessary action, so that effective as of the Closing, the KludeIn Board will consist of five (5) directors, including (i) one director designated by Near prior to the Closing, (ii) one director designated by KludeIn prior to the Closing, and (iii) three directors who are independent under Nasdaq rules that are mutually agreed to by Near and KludeIn prior to the Closing.

The parties will take all action necessary (including causing the executive officers of KludeIn to resign) so that the individuals serving as the chief executive officer and chief financial officer, respectively, of KludeIn immediately after the Closing will be the same individuals (in the same office) as that of Near immediately prior to the Closing (unless KludeIn and Near agree to appoint another qualified person to either such role, in which case, such other individual shall serve in such role).

No Solicitation of Acquisition Proposals

Each party also agreed during the Interim Period not to solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transaction, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information; provided that during the Interim Period, the Permitted Equity Financing and any Permitted Secondary Sale should be permitted.

No Change of Recommendation of the KludeIn Board

KludeIn agreed not to change its board recommendation to its stockholders unless at any time prior to obtaining the KludeIn Stockholder Approval, KludeIn Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that, in response to a Purchaser Intervening Event, it must make a change of recommendation in order for KludeIn Board to comply with its fiduciary duties under applicable law.

Extensions

KludeIn agreed to seek to obtain the approval of its stockholders to obtain the Permitted Extension to extend the deadline by which it must complete its initial business combination for a period of up to six months, with such extension to be effectuated on a monthly basis, provided that KludeIn has agreed under the Merger Agreement to seek such extension for the first three monthly periods of the Permitted Extension Period.

On July 7, 2022, KludeIn’s stockholders approved the First Extension Amendment, extending the date by which KludeIn must consummate its initial business combination from July 11, 2022 to January 11, 2023 (or such earlier date following the Prescribed Extension Period as determined by the KludeIn Board). On January 6, 2023, KludeIn’s stockholders approved the Second Extension Amendment, extending the date by which KludeIn must consummate its initial business combination from January 11, 2023 to April 11, 2023 (or such earlier date as determined by the KludeIn Board). If KludeIn’s initial business combination is not consummated by April 11, 2023, then KludeIn’s existence will terminate, and KludeIn will distribute amounts in the Trust Account as provided in KludeIn’s Existing Charter. In connection with the First Extension Amendment, KludeIn stockholders holding 6,845,606 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $68,488,348

(approximately $10.00 per share) was removed from the Trust Account to pay such holders. In connection with the First Extension Amendment, on July 7, 2022, KludeIn issued the Extension Note in the aggregate principal amount of up to $2,060,070 to the Sponsor, pursuant to which the Sponsor agreed to provide KludeIn with equal installments of the Extension Funds, or $343,345, to be deposited into the Trust Account for each month in which the date by which KludeIn must consummate its initial business combination is extended, from July 11, 2022 until January 11, 2023. On November 23, 2022, following the entry into the Financing Agreement, and the release of certain covenants related to Near, Near committed to loan certain of the Extension Funds to KludeIn, and KludeIn issued the Near Extension Note. The Near Extension Note relates to the final two payments of the Extension Funds of $343,345 each. As of February 10, 2023, an aggregate of $2,060,070 has been drawn down on the Extension Note and the Near Extension Note and deposited into the Trust Account to cover the six months of the extension.

In connection with the Second Extension Meeting, stockholders holding 9,786,530 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $6.376 million remained in the Trust Account. Following redemptions, KludeIn has 617,864 Public Shares outstanding.

Near Stockholder Approval

Near has agreed that as promptly as reasonably practicable after the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC and, in any event within one business day of its effectiveness, it will obtain the Near Stockholder Approval that hold at least the requisite number of issued and outstanding shares of Near capital stock required for the authorization and approval of and consent to, the execution, delivery and performance of the Merger Agreement and each of the Ancillary Documents to which Near is or is required to be a party or bound, and the consummation of the Business Combination, including the First Merger in accordance with the DGCL and Near’s governing documents.

Survival of Representations, Warranties and Covenants

The representations, warranties, agreements and covenants in the Merger Agreement terminate at, and do not survive, the Closing, except for the covenants and agreements relevant to the Closing and any agreements or covenants which by their terms contemplate performance after the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of KludeIn and Near; (ii) by either KludeIn or Near if any of the conditions to Closing have not been satisfied or waived by the Outside Date; provided that if KludeIn fails to seek an extension for any one-month period following the Prescribed Extension Period, either Near or KludeIn, each by written notice to the other party, shall have the right to terminate the Merger Agreement, provided further that such termination right shall not be available to a party if the breach or violation by such party or its affiliates (or, with respect to Near, its direct or indirect subsidiaries or stockholders) of any representation, warranty, covenant or obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; (iii) by either KludeIn or Near if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable (and so long as the terminating party’s failure to comply with any provision of the Merger Agreement has not been a substantial cause of, or substantially resulted in, such action by such governmental authority); (iv) by either KludeIn or Near in the event of the other party’s uncured breach or if any representation or warranty has become untrue or inaccurate, if such breach or inaccuracy would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement) and is uncured and continuing; (v) by KludeIn if there has been a Material Adverse Effect on Near and its subsidiaries taken as a whole following the date of the Merger Agreement that is uncured and continuing; (vi) by either KludeIn or Near if KludeIn does not obtain the KludeIn Stockholder Approval at a special meeting held by KludeIn; (vii) by either KludeIn or Near if Near holds a meeting of its stockholders and the Near stockholders have voted (or Near has sought the written consent of its stockholders) to approve the Merger Agreement and the Ancillary Documents which Near is or is required to be a party or bound and the Business Combination and the Near Stockholder Approval is not obtained; and (viii) by Near if the KludeIn Board (x) changes, withdraws, withholds, amends, qualifies or modifies, or (privately or publicly) proposes to change, withdraw, withhold, amend, qualify or modify, its determination that the Mergers and other Transactions are fair, advisable and in the best interests of KludeIn and its stockholders, its approval of the Transactions, or the recommendation to KludeIn’s stockholders in favor of the approval and adoption of the Merger Agreement for any reason in a manner adverse to Near, or (y) fails to include such recommendation in this Registration Statement (or this proxy statement/prospectus in connection with the Business Combination).

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of a willful breach or a claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation. The Merger Agreement does not provide for any termination fees, however, if the Closing occurs, then KludeIn will pay, or cause to be paid, all unpaid Near transaction expenses and all unpaid KludeIn transaction expenses. Additionally, Near agreed to be responsible for all filing fees and expenses under any applicable antitrust laws, including the fees and expenses relating to any pre-merger notification required the HSR Act.

Expenses

The fees and expenses incurred in connection with the Merger Agreement and the Ancillary Documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants and administrative costs and expenses, will be paid by the party incurring such fees or expenses; provided that, (i) if the Merger Agreement is terminated in accordance with its terms, Near will pay, or cause to be paid, all unpaid Near expenses and KludeIn will pay, or cause to be paid, all unpaid KludeIn expenses, and (ii) if the Closing occurs, then New Near will pay, or cause to be paid, all unpaid Near expenses and all unpaid KludeIn expenses. Notwithstanding the foregoing, Near has agreed to be responsible for any filing fees and expenses relating to any pre-merger notification required under the HSR Act.

Trust Account Waiver

Near agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in KludeIn’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Amendments

The Merger Agreement may be amended or modified only by a written instrument signed by KludeIn and Near.

Merger Agreement Amendments

Merger Agreement Amendment No. 1

On November 3, 2022, KludeIn, Merger Sub 1, Merger Sub 2, and Near entered into Merger Agreement Amendment No. 1.

Merger Agreement Amendment No.1 revises certain provisions of the Merger Agreement to reduce the size of the board of directors of New Near following the Closing from seven directors to five directors, with one director to be designated by KludeIn, one director to be designated by Near, and three directors who are independent under the rules of The Nasdaq Stock Market that are mutually agreed by KludeIn and Near prior to the Closing.

In addition, Merger Agreement Amendment No. 1 revises provisions of the Merger Agreement relating to Near’s ability to incur additional indebtedness prior to the Closing and to amounts that will be counted toward the minimum cash condition to Closing. Specifically, the definition of “Permitted Debt” was expanded to include, among other things, any currently existing indebtedness of Near as well as and up to $100,000,000 of original principal amount of indebtedness pursuant the Financing Agreement and any other financing agreements entered into with the prior written consent of KludeIn.

Pursuant to Merger Agreement Amendment No. 1, the minimum cash condition to Closing was revised such that, upon the Closing, KludeIn is required to have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the payment of public stockholder redemptions) and the proceeds of any funded transaction financing, prior to the payment of KludeIn’s unpaid expenses and before repayment of any loans owed by KludeIn to the Sponsor, at least equal to $95,000,000 less the aggregate amount of proceeds of any permitted equity financing and any Permitted Debt of Near (including pursuant to the Financing Agreement) that is eligible for drawdown following the Closing or was previously drawn down prior to the Closing.

Merger Agreement Amendment No. 2

On December 23, 2022, KludeIn, Merger Sub 1, Merger Sub 2, and Near entered into Merger Agreement Amendment No. 2, which revises the Merger Agreement to reduce the “Company Base Value” from $675 million, plus the aggregate amount of proceeds of the Permitted Equity Financing (if any), to $575 million, plus the aggregate amount of proceeds of the Permitted Equity Financing (if any).

Additionally, Merger Agreement Amendment No. 2 extends the “Outside Date” in the Merger Agreement to April 11, 2023.

Merger Agreement Amendment No. 3

On January 17, 2023, KludeIn, Merger Sub 1, Merger Sub 2, and Near entered into Merger Agreement Amendment No. 3. Pursuant to Merger Agreement Amendment No. 3, the minimum cash condition to Closing was revised such that, upon the Closing, KludeIn is required to have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the payment of Public Stockholder redemptions) and the proceeds of any funded Transaction Financing, prior to the payment of KludeIn’s unpaid expenses and before repayment of any loans owed by KludeIn to its sponsor, at least equal to $95,000,000 less the aggregate amount of proceeds of any Permitted Equity Financing and any Permitted Debt of Near or any other Target Company that is available to any of them following the Closing or that previously has been drawn down by any of them prior to the Closing, including amounts in escrow that would be eligible to be requested following the Closing and amounts that may be requested following the Closing that are contingent upon the occurrence of specified events or the satisfaction of certain conditions precedent, whether or not such events actually occur or such conditions ultimately are satisfied.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, certain of which are filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. Stockholders, warrant holders and other interested parties are urged to read such Related Agreements in their entirety.

Near Stockholder Voting and Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn and Near have entered into the Near Stockholder Support Agreements with (i) N Sing, as the sole Near stockholder before the completion of the Reorganization, and (ii) certain N Sing shareholders, who will become the Near stockholders upon the completion of the Reorganization, holding shares of Near capital stock sufficient to approve the Business Combination. Under the Near Stockholder Support Agreements, each Near Support Stockholder agreed to vote all of such stockholder’s securities of Near in favor of the Merger Agreement and the other matters to be submitted to Near stockholders for approval in connection with the Business Combination and each such Near Support Stockholder has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination, in each case in the manner and subject to the conditions set forth in the Near Stockholder Support Agreements, and to provide a proxy to KludeIn to vote such Near securities accordingly. The Near Stockholder Support Agreements prevent transfers of Near securities held by such Near Support Stockholders between the date of the Near Stockholder Support Agreements and the date of the completion of the Reorganization or the date of the completion of the Reorganization and Closing Date, as applicable, except for certain permitted transfers where the transferee also agrees to comply with the Near Stockholder Support Agreements.

Sponsor Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn and Near have entered into the Sponsor Support Agreement with the Sponsor. Under the Sponsor Support Agreement, the Sponsor agreed to vote all of the Sponsor’s securities of KludeIn in favor of the Merger Agreement and the other matters to be submitted to KludeIn stockholders for approval in connection with the Business Combination and the Sponsor has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Business Combination, in each case in the manner and subject to the conditions set forth in the Sponsor Support Agreement, and to provide a proxy to Near to vote such KludeIn shares accordingly. The Sponsor also agreed to waive its anti-dilution rights with respect to the KludeIn Class B Shares held by the Sponsor and redemption right with respect to its KludeIn securities. The Sponsor Support Agreement prevent transfers of KludeIn securities held by the Sponsor thereto between the date of the date of the Sponsor Support Agreement and the Closing Date, except for certain permitted transfers where the transferee also agrees to comply with the Sponsor Support Agreement.

On December 23, 2022, in connection with Merger Agreement Amendment No. 2, the Sponsor Support Agreement was amended. Pursuant to such amendment, the Sponsor agreed that, upon and subject to the Closing, the Sponsor will forfeit for no consideration, 237,500 Founder Shares owned by the Sponsor.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn entered into the Shareholder Lock-Up Agreements with the N Sing shareholders (who will become Near stockholders after the Reorganization) and the Insider Lock-Up Agreements with certain Near executive and senior officers.

Pursuant to the Insider Lock-Up Agreements, Near’s executive officers and certain N Sing shareholders that are controlled by Near executive officers, who hold 148,637 shares of Near Common Stock on an as-converted basis, representing approximately 30.8% of Near’s outstanding equity, in the aggregate, agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of (i) the one (1)-year anniversary of the Closing and (ii) subsequent to the Closing, (x) if the reported closing price the of KludeIn’s Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date following the Closing on which KludeIn completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of KludeIn’s stockholders having the right to exchange their KludeIn Class A Shares for cash, securities or other property: (A) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any KludeIn restricted securities, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such KludeIn restricted securities, or (C) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (A) or (B) above is to be settled by delivery of the KludeIn restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the transferee takes the shares subject to the restrictions in the Insider Lock-Up Agreement).

Pursuant to the Shareholder Lock-Up Agreements, certain other significant Near stockholders and Near senior officers, who hold 313,338 shares of Near Common Stock on an as-converted basis, representing approximately 64.9% of Near’s outstanding equity, in the aggregate, agreed not to take any action as described in aforementioned clauses (A) to (C) with respect to any KludeIn securities commencing from the Closing and ending on the earlier of (i) 180 days of the Closing and (ii) the date following the Closing on which KludeIn completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of KludeIn’s stockholders having the right to exchange their KludeIn Class A Shares for cash, securities or other property (in each case, subject to certain limited permitted transfers where the transferee takes the shares subject to the restrictions in the Shareholder Lock-Up Agreement).

Waiver of Certain Lock-Up Restrictions

On January 17, 2023, KludeIn determined to offer a one-time waiver of the restrictions under the Lock-Up Agreements (the “Notice of Waiver”) with certain Holders solely with respect to certain securities of Near held by such Holders (“Released Securities”), such that the restrictions under the Lock-Up Agreements with such Holders will no longer apply to such Released Securities. The Released Securities consist of 7.5% of the total number of shares of capital stock of Near held by such Holders as of the date of the Notice of Waiver, equal to an aggregate of 23,453 shares of Near (which shall be converted into a different number of securities of the Purchaser at the Closing pursuant to the terms of the Merger Agreement). KludeIn determined to release the Released Securities from the lock-up restrictions in order to assist KludeIn with satisfying Nasdaq listing requirements as of the Closing. In particular, the release of the lock-up restrictions will enable KludeIn to satisfy the listing requirements with respect to the market value of unrestricted publicly held shares and unrestricted round lot shareholders. All other Restricted Securities held by such Holders will remain fully subject to the Lock-Up Agreements in all respects, and the Lock-Up Agreements will remain unchanged and in full force and effect. Holders who are executive officers of Near will not have any of their Restricted Securities released from the lock-up restrictions contained in their respective Lock-Up Agreements.

A&R Registration Rights Agreement

In connection with the Closing, the existing Registration Rights Agreement, dated as of January 6, 2021, between KludeIn and the Sponsor will be amended and restated and New Near, the Sponsor, and certain persons and entities holding securities of Near prior to the Closing will enter into an A&R Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, New Near will agree that, within 30 days after the Closing, New Near will file with the SEC (at New Near’s sole cost and expense) the Resale Registration Statement registering the resale of certain securities held by or issuable to the Reg Rights Holders, and New Near will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, but in no event later than 60 days (or 90 days if the SEC notifies New Near that it will review the Resale Registration Statement). In certain circumstances, each of the Reg Rights Holders can demand up to two underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the A&R Registration Rights Agreement.

Non-Competition and Non-Solicitation Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain individuals who are expected to be directors and/or officers of the Target Companies following the Closing entered into the Non-Competition Agreements in favor of Near and KludeIn and their direct and indirect subsidiaries through the Closing. Under the Non-Competition Agreements, the signatory thereto agrees not to compete with KludeIn, Near and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

Financing Agreement

On November 4, 2022, (the “Financing Effective Date”) Near entered into that certain Financing Agreement (as amended, the “Financing Agreement”; capitalized terms used but not otherwise defined herein have the same definitions given to such terms in the Financing Agreement) as borrower with certain of its subsidiaries party thereto as guarantors, the lenders party thereto, and Blue Torch Finance LLC, as administrative agent and collateral agent. The Financing Agreement provides for senior secured term loans (“Loans”) in an initial principal amount of up to $100 million (the “Term Loan Commitments Loans”). The proceeds of the Term Loan Commitments Loans may be used for general corporate purposes and to refinance certain of Near’s existing credit facilities. Near’s obligations under the Financing Agreement are or will be guaranteed by certain of its domestic and foreign subsidiaries meeting materiality thresholds set forth in the Financing Agreement. Such obligations, including the guarantees, are secured by substantially all of the personal property of Near and the subsidiary guarantors.

Borrowings under the Financing Agreement accrue interest at a floating rate per annum equal to the Adjusted Term SOFR plus 9.75% (subject to a floor set at 3.891%) or the Reference Rate, plus 8.75%, as the case may be and as such terms are defined in the Financing Agreement. As of December 20, 2022, such interest rate was 14.17730%. Borrowings under the Financing Agreement are scheduled to mature on November 4, 2026. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the Financing Agreement at a per annum rate equal to 2.00% above the interest rate otherwise applicable to such obligations.

Under the terms of the Financing Agreement, Near established a controlled account (the “Specified Account”) into which $46 million of the proceeds of the total funded amount of the Term Loan Commitments Loans were deposited. Upon the satisfaction of certain conditions (including no Default or Event of Default existing and Near maintaining the First Lien Leverage Ratios specified in the Financing Agreement), Near may request that funds credited to the Specified Account are released from the Specified Account to be used by Near. Upon the occurrence and continuance of any

Event of Default or if the Business Combination does not occur on or prior to March 31, 2023 (or such later date as may be agreed by the Administrative Agent (as such term is defined in the Financing Agreement) in its sole discretion), then the funds credited to the Specified Account may be released and applied to prepay the Loans.

As a condition subsequent to the Financing Effective Date, Near agreed that the Business Combination would be consummated on or before March 31, 2023 (a) in accordance with the terms of the Merger Agreement, in all material respects, and at a pre-money enterprise value of at least $675 million and (b) the sum of net cash proceeds from subordinated indebtedness, the issuance of additional equity securities and the Trust Account shall be at least $20 million. On December 27, 2022, Near, the Guarantors and Required Lenders party thereto and Blue Torch Finance LLC, entered into the Consent and Amendment No. 1 to the Financing Agreement to modify the conditions subsequent to the Financing Agreement so the Business Combination can be consummated at a pre-money enterprise value of at least $575 million instead of $675 million.

In the event the Business Combination Conditions are not met, on or before May 31, 2023, Near shall receive net cash proceeds of at least $50,000,000 from the issuance of subordinated indebtedness or equity interests. The failure to meet either the Business Combination Conditions or the Alternative Subsequent Financing Condition before the applicable date will result in a mandatory prepayment event of Near’s outstanding obligations pursuant to the Financing Agreement. However, the failure to meet either the Business Combination Condition or the Alternative Subsequent Financing Condition will not result in an event of default if the mandatory prepayment is made within three business days following the date on which a condition subsequent was not performed.

Near is required to pay customary fees and costs in connection with the Financing Agreement, including a commitment fee in an amount equal to 3.00% of the aggregate Term Loan Commitments on the Financing Effective Date, a $250,000 loan servicing fee annually and an exit fee in an amount equal to 1.95% of the aggregate Term Loan Commitments as of the Effective Date to be paid upon termination of the Financing Agreement or the acceleration of the Loan.

The Financing Agreement requires that Near and its subsidiaries make mandatory prepayments, subject to certain reinvestment rights and certain exceptions, with the proceeds of asset dispositions, events of loss, other extraordinary receipts and indebtedness that is not permitted by the Financing Agreement. In addition, subject to certain exceptions, repayments of the Financing Agreement will be subject to early termination fees in an amount equal to (a) a make-whole amount equal to the amount of interest that would have otherwise been payable through the first anniversary of the Effective Date of the Financing Agreement, plus 3.0% of the principal amount of term loans repaid, if repayment occurs on or prior to the first anniversary of the Effective Date, (b) 2.0% of the principal amount of term loans prepaid, if repayment occurs after the first anniversary of the Effective Date but on or prior to the second anniversary of the Effective Date and (c) 0.0%, thereafter.

The Financing Agreement contains customary representations, warranties, events of default and covenants by Near and its subsidiaries, subject to customary materiality, material adverse effect and knowledge qualifiers. The Financing Agreement also contains (a) certain affirmative covenants that impose certain reporting and/or performance obligations on Near and its subsidiaries, (b) certain negative covenants that generally limit, subject to various exceptions, Near and its subsidiaries from taking certain actions, including, without limitation, incurring indebtedness, making investments, incurring liens, paying dividends and engaging in mergers and consolidations, sale and leasebacks and asset dispositions, (c) financial maintenance covenants in the form of a maximum leverage ratio and minimum liquidity, (d) customary events of default for financings of this type and (e) cash management and anti-cash hoarding obligations. Obligations under the Financing Agreement may be declared due and payable upon the occurrence and during the continuance of customary events of default.

In connection with the Financing Agreement, Near granted warrants to affiliates of the lenders to purchase fully paid and non-assessable shares of common stock (the “Blue Torch Warrants”), which are exercisable for an aggregate of 9,660 shares of Near’s common stock, currently representing 2% of Near’s fully diluted capitalization, with a per share exercise price of $0.001. The Blue Torch Warrants may be exercised on a cashless basis. The Blue Torch Warrants are exercisable for a term beginning on the date of issuance and ending on the earlier to occur of ten years from the date of issuance or the consummation of certain acquisitions of Near as set forth in the Blue Torch Warrants. The number of shares for which the Blue Torch Warrants are exercisable and the associated exercise price are subject to certain proportional adjustments as set forth in the Blue Torch Warrants. In addition to the cashless exercise right, holders of the Blue Torch Warrants may, at any time on the earlier to occur of two years from the date of issuance or the occurrence of certain default and indebtedness-based triggers, tender the Blue Torch Warrants for such warrant’s pro rata share of $10 million.

The foregoing summaries of the Financing Agreement and the Blue Torch Warrants do not purport to be complete and are qualified in their entirety by the full text of the Financing Agreement and the Form of Blue Torch Warrants, respectively.

The Financing Agreement, the Blue Torch Warrants and the related Loan Documents contain representations and warranties by each of the parties thereto, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Financing Agreement, the Blue Torch Warrants and the related Loan Documents were made solely for the benefit of the parties to such agreements; are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure schedules; may have been made for the purposes of allocating contractual risk between the parties to such agreements instead of establishing these matters as facts; and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Near or any of their subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreement, which subsequent information may or may not be fully reflected in KludeIn’s public disclosures.

Common Stock Purchase Agreement

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn entered into the Common Stock Purchase Agreement and the CF Registration Rights Agreement with CF. Pursuant to the Common Stock Purchase Agreement, following the Closing, New Near, as KludeIn’s successor, has the right to sell to CF up to a Total Commitment (as defined in the Common Stock Purchase Agreement) of $100,000,000 in shares of New Near Common Stock, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. Near is obligated under the Common Stock Purchase Agreement and the CF Registration Rights Agreement to file a registration statement with the SEC to register under the Securities Act for the resale by CF of New Near Common Stock that New Near may issue to CF under the Common Stock Purchase Agreement.

New Near will not have the right to commence any sales of New Near Common Stock to CF under the Common Stock Purchase Agreement until the Commencement, which is the time when all of the conditions to the New Near’s right to commence sales of New Near Common Stock to CF set forth in the Common Stock Purchase Agreement have been satisfied, including that a registration statement relating to the Common Stock is filed and declared effective by the SEC.

After the Commencement, New Near will have the right from time to time at its sole discretion until the first day of the month next following the 36-month period from and after the Commencement, to direct CF to purchase up to a specified maximum amount of shares of New Near Common Stock as set forth in the Common Stock Purchase Agreement by delivering written notice to CF prior to the commencement of trading on any trading day. Near will control the timing and amount of any sales of the New Near Common Stock to CF. Actual sales of shares of the New Near Common Stock to CF under the Common Stock Purchase Agreement will depend on a variety of factors to be determined by New Near from time to time, including, among other things, market conditions, and the trading price of the New Near Common Stock.

The purchase price of the shares of New Near Common Stock that New Near elects to sell to CF pursuant to the Common Stock Purchase Agreement will the volume weighted average price of the New Near Common Stock during the applicable purchase date on which New Near has timely delivered written notice to CF directing it to purchase the shares of New Near Common Stock under the Common Stock Purchase Agreement. New Near will receive 98% of the volume weighted average price of the New Near Common Stock so sold.

The Common Stock Purchase Agreement and the CF Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

New Near will have the right to terminate the Common Stock Purchase Agreement at any time after Commencement, at no cost or penalty, upon three (3) trading days’ prior written notice. Additionally, CF will have the right to terminate the Common Stock Purchase Agreement upon three days’ prior written notice to New Near if there is a Material Adverse Effect or a Fundamental Transaction (each as defined in the Common Stock Purchase Agreement) or New Near is in breach or default in any material respect of the Registration Rights Agreement, or trading in the New Near Common Stock on the Nasdaq is suspended. No termination of the Common Stock Purchase Agreement will affect the registration rights provisions contained in the CF Registration Rights Agreement.

In connection with the execution of the Common Stock Purchase Agreement, New Near will issue to CF shares of New Near Common Stock in an amount equal to $2,000,000 at a per share price based on the price of New Near Common Stock on the Commencement Date as consideration for CF’s irrevocable commitment to purchase the shares of New Near Common Stock. The delivery of the requisite amount of New Near Common Stock into an account designated by CF is a condition to New Near’s right to commence sales of New Near Common Stock to CF set forth in the Common Stock Purchase Agreement.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the KludeIn Board to vote in favor of the approval of the Business Combination Proposal and the other Transaction Proposals described in this proxy statement/prospectus, stockholders should understand that the Sponsor, the members of the KludeIn Board and executive officers of KludeIn and the Sponsor have interests in such proposals and the Business Combination that are different from, or in addition to, those of KludeIn stockholders generally. The KludeIn Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to KludeIn stockholders that they approve the Business Combination Proposal and the other Transaction Proposals described in this proxy statement/prospectus. KludeIn’s stockholders should take these interests into account in deciding whether to approve the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. These interests include, among other things:

•        Mini Krishnamoorthy will be a KludeIn designee to the New Near Board upon the effectiveness of the Business Combination. As a director, in the future, Ms. Krishnamoorthy may receive any cash fees, stock options or stock awards that the New Near Board determines to pay to its directors;

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding KludeIn Class A Shares for cash and, subject to the approval of its remaining stockholders and the KludeIn Board, dissolving and liquidating. In such event, the 4,075,000 Founder Shares held by the Insiders (assuming the Sponsor Forfeiture) and which were acquired for an aggregate purchase price of $25,000 prior to KludeIn’s IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares (while the Founder Shares are not the same as the KludeIn Class A Shares, are subject to certain restrictions that are not applicable to the KludeIn Class A Shares, and may become worthless if KludeIn does not complete a business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), the aggregate value of the 4,075,000 Founder Shares owned by KludeIn’s Insiders is estimated to be approximately $43.5 million, assuming the per share value of the Founder Shares is the same as the $10.68 closing price of the KludeIn Class A Shares on Nasdaq on February 10, 2023, the record date for the Special Meeting, and are expected to have a significantly higher value than $25,000 at the time of the consummation of the Business Combination);

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), the 5,200,000 Private Placement Warrants held by the Sponsor, in which certain of KludeIn’s officers and directors hold a direct or indirect interest and which were acquired for an aggregate purchase price of $5.2 million in a private placement that took place simultaneously with the consummation of KludeIn’s IPO, would become worthless (although the Private Placement Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 5,200,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $1.3 million, assuming the per warrant value of the Private Placement Warrants is the same as the $0.25 closing price of the Public Warrants on Nasdaq on February 10, 2023, the record date for the Special Meeting);

•        if the Business Combination or another business combination is not consummated by April 11, 2023 (unless extended by KludeIn’s stockholders), the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of third parties for services rendered or products sold to KludeIn to below $10.00 per Public Share. If KludeIn consummates a business combination, on the other hand, KludeIn will be liable for all such claims;

•        the Sponsor, as well as KludeIn’s officers and directors, and their affiliates, are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with identifying, investigating, negotiating and completing a business combination. However, if KludeIn fails to consummate a business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), they will not have any claim against the Trust Account for reimbursement. Accordingly, KludeIn may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within such period (as of September 30, 2022, KludeIn’s officers and directors have incurred an aggregate of approximately $48,700 in reimbursable out-of-pocket expenses);

•        the fact that the Sponsor, directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if KludeIn fails to complete an initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders);

•        the fact that on January 21, 2022, KludeIn issued the Sponsor January Promissory Note to the Sponsor for working capital expenses. As of September 30, 2022, KludeIn had drawn down $1,072,500 under the Sponsor January Promissory Note. Subsequent to September 30, 2022, KludeIn drew down an additional $152,500 under the Sponsor January Promissory Note. If the Business Combination or another initial business combination is not consummated, the Sponsor January Promissory Note, which note may be repaid in cash or, at the election of the Sponsor, in the form of warrants of KludeIn with terms equivalent to the terms of outstanding Private Placement Warrants, at the closing of the Business Combination, may not be repaid to Sponsor, in whole or in part;

•        the fact that on July 7, 2022, KludeIn issued the Extension Note to the Sponsor. As of February 10, 2022, $1,373,380 was outstanding under the Extension Note. If the Business Combination or another initial business combination is not consummated, the Extension Note may not be repaid to Sponsor, in whole or in part;

•        if the Trust Account is liquidated, including in the event KludeIn is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable if and to the extent any claims by a third-party for services rendered or products sold to KludeIn, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below: (i) $10.00 per Public Share; or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third-party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that the Insiders are obligated to vote in favor of the proposals at the Special Meeting, regardless of how public stockholders vote;

•        KludeIn’s officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement; and

•        the Sponsor will enter into the A&R Registration Rights Agreement at closing, which provides for registration rights of the Sponsor and certain other stockholders following consummation of the Business Combination.

In addition to these interests of the Sponsor and KludeIn’s current officers and directors, the Existing Charter waives the application of the “corporate opportunity” doctrine. The “corporate opportunity” doctrine generally provides that a director or officer may not take a business opportunity for his or her own if: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation’s line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his or her own, the self-interest of the director or officer will be brought into conflict with the director’s or officer’s duties to the corporation. However, KludeIn does not believe that the waiver of the application of the “corporate opportunity” doctrine in the Existing Charter had any impact on its search for a potential business combination target.

Certain Other Interests in the Business Combination

In addition to the interests of the Insiders in the Business Combination, stockholders should be aware that the IPO Underwriters and Near have financial interests that are different from, or in addition to, the interests of KludeIn’s stockholders. These interests include:

Upon consummation of the Business Combination, the IPO Underwriters will be entitled to $6,037,500 of deferred underwriting commissions. The IPO Underwriters have not provided any service in connection with the Business Combination and such deferred commissions are attributable solely to their services in connection with the KludeIn IPO. The IPO Underwriters have agreed to waive their rights to the deferred underwriting commissions held in the Trust Account in the event KludeIn does not complete an initial business combination within the time period set forth in the Existing Charter. Accordingly, if the Business Combination, or any other initial business combination, is not consummated by that time and KludeIn is therefore required to be liquidated, the IPO Underwriters will not receive any of the deferred underwriting commissions and such funds will be returned to KludeIn’s public stockholders upon its liquidation.

In addition, in connection with the Extension Amendment, KludeIn issued the Near Extension Note to Near. The Near Extension Note relates to the final two payments of the Extension Funds of $343,345 each. As of February 10, 2023, an aggregate of $686,690 has been drawn down on the Near Extension Note and deposited into the Trust Account to cover the final two months of the extension. If the Business Combination or another initial business combination is not consummated, the Near Extension Note may not be repaid to Near, in whole or in part. Thus, Near and its officers and directors will benefit from the completion of the Business Combination and may be incentivized to complete the Business Combination to recoup its loan, even though it may not be in the best interests of KludeIn’s stockholders.

Exchange Listing

The KludeIn Units, KludeIn Class A Shares and Public Warrants are currently listed on Nasdaq under the symbols “INKAU”, “INKA” and “INKAW”, respectively. KludeIn will not have units traded on Nasdaq following the consummation of the Business Combination and such units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. KludeIn Public Warrant holders and those stockholders who do not elect to have their KludeIn Class A Shares redeemed need not deliver their KludeIn Class A Shares or Public Warrant certificates to KludeIn or to KludeIn’s transfer agent and they will remain outstanding. Upon the Closing, KludeIn intends to change its name from “KludeIn I Acquisition Corp.” to “Near Intelligence, Inc.” (or such other name agreed by KludeIn and Near) and intends to apply to continue the listing of its Class A Common Stock and warrants on Nasdaq under the symbols “NIR” and “NIRWW,” respectively.

Background of the Business Combination

KludeIn is a blank check company incorporated as a corporation in Delaware on September 24, 2020 and formed for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses. The Business Combination is the result of an extensive search for a transaction, whereby KludeIn evaluated a number of potential counterparties utilizing KludeIn’s network and the investing, operating and transaction experience of KludeIn’s management team and the KludeIn Board. The terms of the transactions contemplated by the Merger Agreement were the result of arm’s-length negotiations between representatives of KludeIn and representatives of Near over the course of approximately one year since the first meeting. The following is a discussion of the background of these negotiations, the Merger Agreement and the Business Combination.

On January 11, 2021, KludeIn completed its IPO of 17,250,000 KludeIn Units. Each unit consists of one KludeIn Class A Share and one-half of one redeemable Public Warrant to purchase one KludeIn Class A Share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $172.5 million (before underwriting discounts and commissions and offering expenses). Simultaneously with the consummation of KludeIn’s IPO and the sale of the KludeIn Units, KludeIn consummated the sale of 5,200,000 Private Placement Warrants at a price of $1.00 per warrant in a private placement to the Sponsor, with each Private Placement Warrant being exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share. The net proceeds from KludeIn’s IPO and the private placement with the Sponsor (other than limited funds held outside the trust for the purposes detailed in KludeIn’s filings with the SEC) were deposited in the Trust Account.

After the IPO, KludeIn commenced an active search for businesses to pursue a business combination. Representatives of KludeIn contacted and were contacted by numerous companies, advisors and other persons with respect to potential transactions. KludeIn had contact with numerous potential transaction counterparties and/or their advisors, which KludeIn believed (i) were positioned, operationally and financially, to be successful as a public company and would benefit from the increased ability to access capital that a public listing would provide, (ii) had a significant total addressable market and growth expansion opportunities, (iii) were profitable or had significant potential to become profitable, (iv) had a strong and experienced management team, and (v) had a business model in place designed to address risks and uncertainties associated with a changing economic environment and changes in the industries in which such companies operate. Throughout this period, representatives of Polar Asset Management (“Polar”), an anchor investor in KludeIn’s IPO, assisted KludeIn and the KludeIn Board in an advisory role, including in connection with assessing and engaging in discussions with potential transaction counterparties which were sourced through KludeIn’s proprietary network, including venture capital and private equity funds, investment banking relationships and founder networks across India and the United States.

KludeIn entered into non-disclosure agreements with twenty potential transaction counterparties in addition to Near, none of which contained “standstill” provisions, and engaged in varying levels of discussions, negotiations and due diligence with respect to those companies based on, among other factors, interest from, and due diligence access granted by, such companies and the terms on which such companies were willing to consider a potential transaction with KludeIn (including with respect to valuation). KludeIn’s due diligence efforts with potential transaction counterparties often consisted of meetings with the senior management of the companies and their respective advisors and included, among other things, investigation and review of (depending on the company): business plan and financial projections (including assumptions, opportunities and risks underlying such plan and projections); historical and expected financial performance; macroeconomic trends impacting the business and the industry in which it operates; competitive positioning versus comparable companies in the applicable industry; growth opportunities; performance history of the senior management team; the company’s technology and potential impact from trends in the overall economy and industry in which the company operates; regulatory environment; and benefits/challenges related to such company engaging in a potential transaction with KludeIn and becoming a public company. In the case of certain of these potential transaction counterparties, representatives of KludeIn, in consultation with the KludeIn Board, engaged in discussions regarding potential terms of a business combination.

Description of negotiation process with candidates other than Near

Following the completion of the IPO in January 2021, representatives of KludeIn engaged in extensive discussions with a number of financial advisors and consulting firms, as well as companies, mostly of whom were based in the United States and Asia, with respect to potential acquisition opportunities. KludeIn’s management focused KludeIn’s search on targets operating in the technology industry with a focus on consumer, electric/autonomous vehicles, healthcare technology and enterprise software. The focus was on companies headquartered in North America or Asia with high growth strategies, with an emphasis on portfolio companies of private equity and venture capital funds, as well as companies that had some connection to India or the Indian Diaspora. Company A through Company D described below constitute candidates with which KludeIn had substantive discussions including an expression of value.

Company A.    On February 15, 2021, Sriram Raghavan, a Co-President of KludeIn, held a conference call with the founder of Company A, a gig economy-based delivery company, to discuss the possibility of engaging in a possible business combination transaction. On February 22, 2021, Company A shared a management presentation with KludeIn. On June 1, 2021, the CEO of Company A engaged an investment banking team to run a competitive bidding process for pursuing a business combination with Company A and KludeIn was introduced to the banking team. On June 7, 2021, a management pitch was conducted and on June 11, 2021, the virtual data room was shared with the members of the KludeIn team. On June 17, 2021, Mr. Raghavan sent a financial model with revised valuation assumptions and a draft of an initial non-binding indication of interest to the investment bank and the CEO of Company A. On June 25, 2021, Company A’s management team informed KludeIn that they had reviewed KludeIn’s proposal and ultimately decided not to pursue a business combination transaction with KludeIn, as other bids had been superior from a valuation and capital certainty perspective.

Company B.    On April 7, 2021, Mr. Raghavan and Ashish Gupta, a Co-President of KludeIn, were introduced to the co-founder of Company B, a U.S.-based medical data analytics company through one of KludeIn’s board members, to discuss a potential business combination transaction with KludeIn. On April 9, 2021, a conference call was conducted between Mr. Gupta and the co-founder of Company B to undergo in-depth technical diligence on the technology stack of Company B. On April 12, 2021, a virtual data room was created by the Chief Strategy Officer of Company B to facilitate further diligence and discussions regarding a possible business combination. On April 17,

2021, KludeIn provided a valuation range that it believed Company B could command in the public markets based on relative valuation of public companies. On April 25, 2021, the co-founder of Company B expressed interest in pursuing a business combination, but also expressed his views on exploring other potential strategic alternatives for Company B, including a sale to a private equity firm. Discussions between KludeIn and Company B continued until the beginning of May 2021, when KludeIn sent a written non-binding proposal outlining the terms upon which KludeIn would consider proceeding with a possible business combination transaction with Company B. Company B’s co-founder decided to focus on pursuit of a private equity transaction and to only consider a SPAC transaction at a later date, and so the potential business combination with KludeIn was abandoned in May 2021.

Company C.    On April 20, 2021, a member of an investment banking firm (“Company C Investment Bank”) reached out to Mr. Raghavan regarding Company C, a U.S.-based software development company that was looking to pursue a business combination. On May 4, 2021, Mr. Raghavan met with the management team of Company C, which made a presentation to KludeIn. The parties discussed the financial, accounting and other requirements applicable to U.S. public companies whose securities are listed on Nasdaq. On May 15, 2021, the KludeIn team received access to a virtual data room along with the valuation range that target Company C was expecting. On May 24, 2021, the KludeIn team received a process letter from Company C Investment Bank detailing next steps and a solicitation for a bid. On June 17, 2021, following completion of KludeIn’s business diligence, Mr. Raghavan provided preliminary valuation considerations relevant to Company C. On June 24, 2021, Company C Investment Bank informed KludeIn that Company C had decided to pursue a business combination with another SPAC that had outbid KludeIn on valuation terms.

Company D.    In early June 2021, Mr. Raghavan was introduced, through a mutual friend, to the CEO of Company D, a tech-enabled roadside assistance provider. Company D had been evaluating a listing on Nasdaq through a transaction with a SPAC after receiving advice from its investment banking advisor. On June 18, 2021, Company D, through its investment banking advisor, requested that KludeIn submit an indication of interest letter to enter into a bidding process with multiple other SPACs. On July 15, 2021, Mr. Raghavan held a conference call with representatives of Company D to discuss valuation expectations and a potential timetable for a transaction with Company D. On the same day, Company D provided an updated business plan to KludeIn and the parties held a conference call to discuss the business plan with Company D’s Chief Revenue Officer. On July 17, 2021, KludeIn submitted a financial model with preliminary valuation considerations, an indicative transaction timetable, a list of prerequisites for compliance with Nasdaq listing requirements and a draft of an initial non-binding indication of interest. However, Company D and KludeIn were not in agreement regarding valuation and the transaction was therefore abandoned.

KludeIn ultimately determined not to proceed with any of its other potential acquisition opportunities for a variety of reasons, including because (i) the potential counterparty pursued an alternative transaction or strategy, (ii) the potential counterparty did not meet the valuation expectations of KludeIn or (iii) KludeIn concluded that the opportunity was not as attractive as the Near business combination opportunity.

Description of negotiation process with Near

On February 26, 2021, following an introduction from a common friend in India, Mr. Raghavan held a conference call with representatives from a U.K. based private equity fund, an investor in Near, and Anil Mathews, the CEO of Near, regarding pursuing a business combination with Near which would result in Near being listed on Nasdaq.

Over the next few months, KludeIn continued to stay in touch with the Near team while exploring other potential business combination targets. On July 21, 2021, Mr. Raghavan and Mr. Gupta met in Palo Alto with Mr. Matthews to further discuss the prospects of a business combination and to learn more about the strategy and growth prospects of Near’s business.

On July 22, 2021, Mr. Mathews presented Near’s investor pitch to Mr. Ramachandran and Mr. Raghavan, highlighting Near’s mission statement and capabilities of Near’s software to solve problems faced by its customers. On July 27, 2021, the KludeIn team scheduled another call with the Near team to review the same investor pitch with the fundamental research analyst team at Polar to receive more feedback and inputs regarding Near’s potential to be a compelling public market company.

On August 3, 2021, KludeIn and Near executed a non-disclosure agreement. Later that week, on August 5, 2021, Mr. Ramachandran and Mr. Raghavan had a virtual meeting with representatives of Near, including Mr. Mathews and Rahul Agarwal, Near’s CFO, to discuss a potential business combination transaction along with discussions of Near’s business strategy and capital requirements needed to support the company’s projected growth.

Beginning on August 5, 2021, Near gave KludeIn and its advisors access to a virtual data room and began providing business and financial due diligence materials to KludeIn and its advisors in connection with KludeIn’s evaluation of a potential business combination transaction, including a financial model prepared by Near’s management (the “Near Financial Model”).

Over the course of the next three weeks, representatives of KludeIn and Near held several discussions regarding the terms of a potential business combination transaction, including (i) the consideration to be received by existing Near equity holders, (ii) the size of an anticipated financing and expected participation of certain third-party investors in the financing, (iii) terms of a post-closing Near management incentive equity plan, as well as equity grants to the Near founders in connection with the potential transaction, (iv) post-closing governance rights, including board composition, (v) minimum cash required at closing, (vi) lock-up provisions for the Sponsor and Near’s existing equity holders, and (vii) potential exclusivity following entrance by the parties into a letter of intent. As part of these discussions, the KludeIn team also sought the advice of the KludeIn Board on August 10, 2021, who approved the decision to pursue a potential business combination agreement with Near. The parties also discussed the scope and process for KludeIn’s due diligence review of Near in connection with its evaluation of the potential transaction, as well as the overall timeline and process with respect to a potential transaction.

On August 9, 2021, KludeIn submitted to Near a non-binding letter of intent (the “Letter of Intent” or “LOI”) with key transaction terms, including a proposed $900 million pre-money valuation of Near on a cash-free and debt-free basis, with Near stockholders receiving shares of KludeIn common stock in the transaction (based on a $10 per share value of KludeIn’s common stock), as well as a contemplated $75 million financing. The Letter of Intent also provided for (i) a minimum cash condition of no less than $175 million for KludeIn (including amounts remaining in the Trust Account following any redemptions of KludeIn Class A Common Stock), (ii) a new management performance plan at the Closing, pursuant to which the surviving company would issue after the Closing up to an additional number of shares equal to eight percent (8%) of the transaction consideration issued at the Closing to the post-business combination company’s management, with such shares being issued based on the post-Closing company’s achievement of certain performance metrics after five years, (iii) the post-closing board of directors of KludeIn being comprised of seven directors, consisting of two directors designated by KludeIn, two directors designated by Near and three independent directors designated by Near in consultation with KludeIn, (iv) the significant non-investor stockholders of Near, including key management personnel, subjecting their shares to a lock-up for a period substantially identical to the one year lock-up period applicable to the Sponsor with respect to its Founder Shares and all investor stockholders and employee optionholders of Near subjecting their shares (including shares issuable upon the exercise, exchange or conversion of Near options) to a lock-up period substantially identical to the lock-up period applicable to the Sponsor with respect to the Founder Shares, (v) the significant stockholders of Near each entering into a non-competition and non-solicitation agreement for a period of two years after the Closing, (vi) certain executives of Near entering into mutually acceptable employment agreements with New Near, and (vii) a binding mutual 60-day exclusivity period.

On August 17, 2021, Near sent its comments to the LOI to KludeIn after discussion with its U.S. legal counsel, Kirkland & Ellis LLP (“K&E”), including, among others, (i) Near using commercially reasonable efforts to have agreed upon stockholders of Near subject their shares to a lock-up for a period of six months following the Closing, (ii) Near using commercially reasonable efforts to have significant non-investor stockholders of Near, including key management personnel, enter into the non-competition and non-solicitation agreement proposed by KludeIn, (iii) the Sponsor waiving any anti-dilution adjustment to the conversion ratio of its outstanding Founder Shares such that they will convert into KludeIn Class A Shares on a one-to-one basis at the Closing, and (iv) deleting some closing conditions (including entry into employment agreements, non-solicits/non-competes and third party approvals).

Between August 18, 2021 and August 26, 2021, representatives of KludeIn and Near continued to engage in discussions regarding the terms of the LOI and exchanged markups of the LOI reflecting their respective positions, including with respect to the purchase price adjustment, lock-up arrangement, non-compete arrangements and closing conditions. During the same period of time, representatives of KludeIn had a number of virtual conversations with the Near board members to explain the value proposition of Near listing on Nasdaq through a transaction with KludeIn.

On August 26, 2021, KludeIn and Near executed the LOI, with the same key terms as outlined in the initial proposal submitted by the KludeIn team, including the proposed $900 million valuation, except for certain changes, such as the inclusion of (i) the Sponsor anti-dilution waiver, (ii) the six-month lockup for investor stockholders and employee optionholders of Near and a lock-up period substantially identical to the lock-up applicable to the Sponsor with respect to its Founder Shares for significant non-investor stockholders, including key management personnel, (iii) the non-competition and non-solicitation provision applicable to significant non-investor stockholders, including management personnel, of Near, (iv) removal of certain closing conditions.

Following the entry into the LOI, and consistent with the exclusivity obligations on KludeIn set forth therein, KludeIn promptly terminated discussions with all parties with whom KludeIn had been engaged in preliminary transaction discussions.

Over the course of the following weeks, KludeIn’s advisors, including Polar, continued to conduct diligence regarding Near’s business, including Near’s overall addressable market, the commercial viability of Near’s business plan and certain revenue, operating and cost variables underlying the Near Financial Model.

In early September 2021, the KludeIn team held telephonic conversations with multiple investment banks to potentially be engaged as KludeIn’s capital markets advisor and PIPE placement agent. Additionally, KludeIn retained local counsel in foreign jurisdictions in which Near conducted its business, along with its retention of Ellenoff Grossman & Schole LLP (“EGS”), KludeIn’s U.S. legal counsel in connection with its IPO. On September 10, 2021, KludeIn held a conference call with EGS and Bird & Bird LLP to discuss scope for legal diligence of Near. On September 22, 2021, Bird & Bird LLP was engaged to support KludeIn in conducting legal diligence of Near with a focus on international legal diligence.

On September 14, 2021, the KludeIn team and the Near team held a dry-run call with representatives from Cantor Fitzgerald & Co. (“Cantor”) to discuss the forecasting methodology and monetization strategy used to build the Near Financial Model, and capital requirements needed to support Near’s projected growth. The discussion focused around Near’s five-year forecast, including growth assumptions. The composition of the post-closing board of directors, timing for Near to obtain the PCAOB audits, and general due diligence questions, stemming from a review of the virtual dataroom by representatives of KludeIn, were also discussed. Cantor was then hired pursuant to an engagement letter entered into on September 16, 2021 as the exclusive PIPE agent and capital market advisor for Near’s transaction with KludeIn, with the expectation to raise approximately $75 million dollars in a PIPE financing.

On September 23, 2021, representatives of Cantor conducted due diligence review and multiple due diligence calls which included (i) auditor due diligence, (ii) business due diligence, (iii) legal due diligence and (iv) background checks on Near management]. Following such diligence calls, a dry run call was organized on October 5, 2021 after which the PIPE roadshow process was expected to commence.

Meetings with prospective PIPE investors began on October 14, 2021. During approximately the next four months, a total of 39 meetings with prospective investors were held. Cantor also hosted multiple follow-on meetings during which Mr. Mathews provided a demonstration of the features and capabilities of the software that Near uses to manage its analytics platform.

During this period of approximately four months, the KludeIn Board met virtually to further discuss the terms of a potential transaction with Near and to receive an update from management and counsel on the status of the ongoing business and financial due diligence review of Near, with representatives of EGS in attendance for some of these meetings. At some of these meetings, representatives of EGS reviewed with the KludeIn Board its fiduciary duties in connection with a potential business combination transaction. As part of these discussions, the KludeIn Board discussed with representatives of EGS potential conflicts of interest of KludeIn’s directors and officers, including, among others, with respect to relationships between directors of KludeIn, on the one hand, and Near or Cantor, on the other hand. Representatives of EGS noted that they would provide questionnaires to be completed by KludeIn’s directors to identify any potential conflicts of interests and that this information would be reviewed with the KludeIn Board at a subsequent meeting. Management of KludeIn then provided an overview of valuation and preliminary business and financial due diligence findings to date, and a discussion ensued during which members of the KludeIn Board asked various questions regarding such preliminary diligence findings and diligence focus areas, which were answered. The KludeIn Board also discussed transaction timeline and the status of key transaction workstreams, including with respect to the PIPE financing process. Pursuant to the Existing Charter, and as provided in the KludeIn IPO prospectus, KludeIn is only required to obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such an initial business combination is fair to our company from a financial point of view if KludeIn would seek to complete an initial business combination with a business combination target that is affiliated with the Sponsor, or KludeIn’s directors or our officers. No prior conflicts or affiliate relationship existed between members of the KludeIn Board and management, on the one hand, and Near, on the other hand. As such, an opinion was not required under the Existing Charter. However, to (i) inform themselves with respect to all material information reasonably available to them and (ii) act with appropriate care in considering the Business Combination, the KludeIn Board discussed the retention of a reputable independent financial advisor to provide valuation analyses as well as an opinion regarding the fairness, from a financial point of view, of the consideration to be paid by KludeIn in connection with a business combination with Near. Following discussion, including with respect to the identity of potential independent financial advisors, the KludeIn Board directed KludeIn’s management to have discussions with Duff & Phelps regarding a potential engagement with respect to such opinion. Following the meeting of the full KludeIn Board, the Audit Committee of the KludeIn Board (the “Audit Committee”) met virtually, with EGS in attendance, to discuss in further detail the engagement of each of Cantor and Duff & Phelps, and the economic and other terms thereof and considered the potential conflicts of interest in evaluating Cantor’s engagement. The members of the Audit Committee also further discussed the status of the various transaction workstreams, including the ongoing business and financial due diligence review of Near.

In early December 2021, at the KludeIn Board’s request, representatives of KludeIn’s management engaged in discussions with representatives of Duff & Phelps regarding the potential engagement of Duff & Phelps. Following such discussions, members of the Audit Committee held a telephonic meeting with representatives of Duff & Phelps to discuss Duff & Phelps’ qualifications to serve as independent financial advisor and the terms of Duff & Phelps’ potential engagement. Following this and subsequent discussions, on December 21, 2021, KludeIn engaged Duff & Phelps to act as independent financial advisor. For more information about Duff & Phelps’ opinion, please see the section of this proxy statement/prospectus titled “Proposal No. 2: The Business Combination Proposal — Opinion of Duff & Phelps, the KludeIn Board’s Financial Advisor”.

Commencing in mid-October 2021, Cantor engaged in discussions with prospective investors about their interest in participating in a financing related to the Business Combination. Such, which we generally refer to as a “PIPE”, may include the issuance of equity, debt or other structured securities. Among the terms discussed with prospective PIPE investors were the valuation of Near, the structure and certain terms of the proposed Business Combination, and the treatment of Founder Shares in connection with the proposed Business Combination. As a result of these discussions, taking into account feedback from prospective PIPE investors and market conditions in late February 2022, including the trading prices and valuations of Near’s public comparable companies and the downward revisions to those valuations from January 2022, KludeIn and Near agreed that the pre-money valuation of the deal, subject to and in accordance with the terms of the Merger Agreement, would be $750 million and minimum cash closing condition of the transaction would be $125 million.

On December 14, 2021, EGS distributed an initial draft of the Merger Agreement to K&E.

On January 6, 2022, K&E sent a revised draft of the Merger Agreement to EGS that included numerous changes to provisions concerning representations and warranties, covenants, conditions to closing, including among others, adding carve-outs to the no-solicitation restrictions, adding notification obligation in relating to stockholder demands or stockholder proceedings, adding covenants of no change of recommendation by the KludeIn Board to its stockholders, removing the proposed condition to closing regarding third party approvals, as well as changes to reflect updates in the proposed structure of the transaction.

On February 12, 2022, EGS sent a revised draft of the Merger Agreement to K&E that included numerous changes to provisions concerning the parties to enter into lock-up agreements, termination rights and allocation of HSR filing fees, including, among others, seeking clarifications with respect to the deal structure and treatments of Near’s securities in the Merger, lowering materiality and adjusting monetary thresholds in various representations and warranties and covenants of Near, requesting additional financial information from Near during the Interim Period, removing the non-solicitation restriction over any alternative business combination transaction of KludeIn or its controlled affiliates (other than an initial business combination as defined in KludeIn’s IPO Prospectus), reinserting a condition to closing regarding third party approvals, requesting a MAE termination right for KludeIn and requesting Near to bear all the costs and expenses in connection with the HSR filing.

Also, on February 12, 2022, EGS also circulated an initial draft form of the Lock-Up Agreement.

On February 17, 2022, the KludeIn team visited the Near offices to attend their quarterly business review. During this meeting, it was decided that in order to attract U.S. investors, Near would undergo a reorganization such that Near would become a Delaware corporation. Additionally, the banker provided both management teams with the initial feedback from potential PIPE investors which primarily focused on valuation reduction and reconsideration of the minimum cash balance given the size of the business and growth prospects. It was agreed that we would revise the valuation from $900 million to $765 million. In addition, the management teams re-considered the minimum cash needed to achieve their strategic goals which included inorganic growth opportunities and revised the minimum cash conditions accordingly to $140 million.

On February 26, 2022, K&E circulated a revised draft of the Merger Agreement that reflected changes to transaction structure, representations and warranties, covenants and conditions to closing, including, among others, changes to clarify the internal restructuring steps of Near, lowering the minimum cash condition threshold from $175 million to $140 million and rejecting certain changes made by EGS to representations and warranties, interim covenants and closing condition regarding third party approvals.

On the same date, K&E also circulated comments to the form of the Lock-Up Agreement, including, among others, requesting all the equity holders of Near be subject to the same lock-up period of six months and adding a number of carve-outs to the lock-up restrictions.

Between March 13 to March 23, 2022, KludeIn, Near, EGS and K&E had several calls to discuss the updated deal structure concerning the internal restructuring steps of Near and exchanged comments to the draft of the Merger Agreement, including, among others, changes to reflect the updated internal restructuring steps of Near and including a PIPE downside protection mechanism, a change to lower the base value of Near from $900 million to $750 million, changes to representations and warranties and covenants in relation to Near’s intellectual property, employment matters and significant customers, changes to allow Near to incur Permitted Debt during the Interim Period, and a change to further lower the minimum cash closing condition from $140 million to $125 million.

On March 22, 2022, the KludeIn Board met virtually to discuss: (1) the status of the PIPE financing process; (2) potential alternative sources of financing and (3) the timeline for completion of the merger.

Between April 6 to April 22, 2022, EGS and K&E exchanged comments to the draft Ancillary Documents, including the form of Near Stockholder Support Agreement, A&R Registration Rights Agreement, Non-Competition Agreement and Lock-up Agreement.

Between April 8 to April 15, 2022, EGS and K&E exchanged comments the draft of the Merger Agreement mainly concerning the provision related to Near’s intellectual property.

Beginning April 14, 2022 and extending until May 19, 2022, KludeIn, Near, EGS and K&E held conference calls every working day to discuss the outstanding issues in the Merger Agreement and the Ancillary Documents.

On April 23, 2022, EGS circulated a revised draft of the Merger Agreement reflecting, among others, changes related to an additional preferred stock financing to be undertaken by KludeIn and a covenant of KludeIn to extend the deadline by which it must complete its initial business combination.

On April 26, 2022, the management teams of KludeIn and Near discussed the current market environment and determined based on this that the valuation should be further revised downward from $765 million to $675 million. It should be noted that this discussion was purely based on market conditions and not any changes to the business plan or growth strategy of Near.

Also on April 26, 2022, K&E circulated a revised draft of the Merger Agreement with comments to representations and warranties and covenants, including, among others, changes in relation to the preferred stock financing to be undertaken by KludeIn and clarification changes to the covenants by Near to obtain its stockholders’ approval with respect to the Business Combination.

On April 26, 2022, the KludeIn Board met virtually with Duff & Phelps. Duff and Phelps went over their valuation process, methodologies and assumptions used in detail. The KludeIn board asked questions regarding the assumptions and Duff & Phelps provided further explanation.

On or prior to April 28, 2022, CF and Near provisionally agreed on an outline of the proposed terms for the Common Stock Purchase Agreement. CF and King & Spalding prepared initial drafts of the Common Stock Purchase Agreement and the CF Registration Rights Agreement, which were delivered to KludeIn, Near, EGS and K&E on April 28, 2022. Initial comments on the Common Stock Purchase Agreement and the CF Registration Rights Agreement were delivered to King & Spalding on May 9, 2022. The parties negotiated and exchanged additional drafts of the Common Stock Purchase Agreement and the CF Registration Rights Agreement until the agreements were executed on May 19, 2022, the date of the Merger Agreement. The principal terms negotiated included the representations, warranties and covenants to be provided under the Common Stock Purchase Agreement by KludeIn and Near, respectively, the formula for determining the purchase price for the shares of New Near Common Stock to be purchased by CF, the conditions for the purchase of the shares of New Near Common Stock, and the form and timing of the commitment fee payable to CF under the Common Stock Purchase Agreement.

Between May 2 to May 19, 2022, EGS and K&E exchanged comments concerning, among others, the signatories to the Lock-Up Agreements, covenants by the Sponsor of non-redemption and waiver of anti-dilution protection in the Sponsor Support Agreement, downward adjustment of Near’s base value, the Permitted Financing to be undertaken by Near during the Interim Period, the Common Stock Financing and downward adjustment of the Minimum Cash Condition. During the negotiation period, no KludeIn stockholders agreed to waive their redemption rights in connection with the Business Combination. However, the Sponsor and KludeIn’s officers and directors had agreed to waive such rights for no additional consideration.

On May 12, 2022, the Board met virtually to review a draft of the Merger Agreement. Duff & Phelps were also present at this meeting and gave an update on current market conditions. Based on this discussion, it was determined that Duff & Phelps would revisit the pre-money valuation of Near. Additionally, during the meeting, the KludeIn Board discussed potentially signing the Merger Agreement even prior to finalizing any PIPE financing.

On May 18, 2022, the KludeIn Board met virtually to consider and approve the terms of the business combination with Near, with representatives from Duff & Phelps in attendance for all or a portion of this meeting. During this meeting, Duff & Phelps reviewed with the KludeIn Board its financial analysis of the proposed consideration to be paid by KludeIn in the Merger, and rendered Duff & Phelps’ oral opinion to the KludeIn Board (which was confirmed in writing by delivery of Duff & Phelps’ written opinion dated the same date), that, as of May 18, 2022, the consideration to be paid by KludeIn to Near stockholders was fair, from a financial point of view, to KludeIn, as opposed to only the stockholders unaffiliated with the Sponsor or its affiliates. It should be noted that, due to existing market conditions, in addition to reducing the enterprise valuation, the Minimum Cash Condition was reduced from requiring cash and cash equivalents of $125 million to $95 million it was understood that less cash would be needed to achieve the same level of inorganic growth given the significant lowering of private market valuations. Following discussion, upon a motion duly made and seconded, the KludeIn Board, among other things, unanimously (i) determined that it was fair to and in the best interests of KludeIn and its stockholders, and declared it advisable, to enter into the Merger Agreement and the ancillary agreements and to consummate the transactions contemplated thereby (including the Merger), (ii) adopted and approved the execution, delivery and performance by KludeIn of the Merger Agreement and the ancillary agreements and the transactions contemplated thereby (including the Merger), (iii) resolved to recommend that the KludeIn stockholders entitled to vote thereon vote in favor of the approval of the Merger Agreement and other proposals related thereto, and (iv) directed that such proposals, including the proposal to approve the Merger Agreement, be submitted to the KludeIn stockholders for approval.

On the morning of May 19, 2022, the parties executed and delivered the Merger Agreement and the Ancillary Documents, including the Near Stockholder Voting and Support Agreement and the Sponsor Support Agreement executed by the Sponsor and KludeIn’s directors and officers. That same day, KludeIn and Near announced the execution of the Merger Agreement and the contemplated Business Combination.

In addition, simultaneously with the execution of the Merger Agreement, KludeIn entered into the Common Stock Purchase Agreement with CF, as well as the CF Registration Rights Agreement, to provide incremental funding to support the company’s growth and operations. However, such financing arrangement will not be effective until after the Closing of the Business Combination.

Following the execution of the Merger Agreement, KludeIn continued to actively pursuing PIPE financing and explore various structured instruments with qualified financial investors. KludeIn had paused such discussions in order to execute and announce the Merger Agreement, but continued to negotiate the terms of such PIPE financing with various investors.

On July 5, 2022 an introductory email was made to Blue Torch Finance LLC (“Blue Torch”) and KludeIn requested an introductory call. The introductory call was held on July 13, 2022 between Near, KludeIn and Blue Torch.

On July 14, 2022 a non-disclosure agreement was executed between Blue Torch and KludeIn and a data room was set up by Near for Blue Torch’s diligence process. Subsequently, on July 27, 2022 an initial proposal was received from Blue Torch and after multiple rounds of negotiations, Near and Blue Torch signed a term sheet on August 12, 2022.

On August 16, 2022 Near initiated diligence activities under the proposed transaction with Blue Torch and its advisors. On August 17, 2022 Near introduced its U.S. legal counsel for the transaction, Sidley Austin LLP and Singapore legal counsel Collyer Law LLC, to Blue Torch and its counsel, Latham Watkins LLP.

Between August 17 and September 30,2022 Near held multiple diligence calls with Blue Torch’s advisors.

On August 30, 2022, Mr. Raghavan received a call from Mr. Agarwal regarding certain updates to the Financial Model. Mr. Agarwal indicated that, due to receiving actual (as opposed to projected) numbers since the time the Financial Model was prepared as well as rounding differences, certain adjustments were made to the Financial Model, resulting in marginal changes to projected revenues and gross margins (the “First Updated Projections”). Details of these projections and the updated Financial Model were received by Mr. Raghavan on September 1, 2022. On September 1, 2022, the KludeIn Board reviewed the updated Financial Model and reaffirmed their recommendation of the Business Combination.

Additionally, on September 2, 2022, KludeIn provided the updated numbers to Duff & Phelps who confirmed that the changes were immaterial and would not have a material impact on their Fairness Opinion.

On September 7, 2022 Near’s executive team comprising of its Chief Executive Officer, President and Chief Financial Officer met with the Blue Torch team to discuss next steps and the closure of the transaction. The negotiations of the final financing agreement finalized on October 15, 2022.

During October 2022 Near worked with its existing lenders Deutsche Bank AG. London Branch and Harbert European Specialty Lending Company II S.A.R.L on refinancing its loans and agreed on the repayment of existing indebtedness.

On November 3, 2022, Near, Deutsche Bank AG. London Branch and Harbert European Specialty Lending Company II S.A.R.L entered into the Deed of Discharge (as defined below).

On November 4, 2022, Near entered the Financing Agreement. In connection with the Financing Agreement, on November 3, 2022, the parties entered into Merger Agreement Amendment No. 1, which amended the Merger Agreement to allow the proceeds of the Blue Torch Financing to be counted towards the funds required to fulfil the Minimum Cash Condition. For more information about Merger Agreement Amendment No. 1, please see “ — Amendments”. In connection with Merger Agreement Amendment No. 1, KludeIn’s management discussed the Financing Agreement with the KludeIn Board, as well as its impact in providing Near with a lower amount of cash on its balance sheet. The Board reviewed the terms of the arrangement between Blue Torch and Near and approved and authorized Merger Agreement Amendment No. 1.

Additionally, KludeIn continues to engage with various financing providers for additional capital.

Following changes in market conditions, on December 1, 2022, Near’s management provided further updated projections (the “Second Updated Projections”), along with an updated financial model. The Second Updated Projections included lower revenue projections for lower revenue projection for 2022, 2023 and 2024. After discussions, the parties determined that the Company Base Value (as defined in the Merger Agreement) would be reduced to align with the Second Updated Projections, from $675 million to $575 million. In connection with these updates, the Sponsor agreed to forfeit 237,500 Founder Shares upon Closing. On December 16, 2022, the KludeIn Board met to discuss the changes to the projections and were appraised of the valuation change directly by Duff & Phelps. The KludeIn Board unanimously agreed to the revised projections, the valuation change and the need to amend the Merger Agreement. On December 23, 2022, Duff & Phelps delivered to the KludeIn Board its written opinion that, as of December 23, 2022, the consideration to be paid by KludeIn in the Business Combination was fair, from a financial point of view, to KludeIn, as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates. On December 23, 2022, the parties signed Merger Agreement Amendment No. 2 to reflect the reduction in valuation for KludeIn.

On December 23, 2022, the parties entered into Merger Agreement Amendment No. 2 to reduce the “Company Base Value” from $675 million, plus the aggregate amount of proceeds of the Permitted Equity Financing (if any), to $575 million, plus the aggregate amount of proceeds of the Permitted Equity Financing (if any).

On December 23, 2022, in connection with Merger Agreement Amendment No. 2, the Sponsor Support Agreement was amended. Pursuant to such amendment, the Sponsor agreed that, upon and subject to the Closing, the Sponsor will forfeit for no consideration, 237,500 Founder Shares owned by the Sponsor.

On January 17, 2023, KludeIn and Near entered into Merger Agreement Amendment No. 3. Pursuant to Merger Agreement Amendment No. 3, the minimum cash condition to Closing was revised such that, upon the Closing, KludeIn is required to have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the payment of Public Stockholder redemptions) and the proceeds of any funded Transaction Financing, prior to the payment of KludeIn’s unpaid expenses and before repayment of any loans owed by KludeIn to its sponsor, at least equal to $95,000,000 less the aggregate amount of proceeds of any Permitted Equity Financing and any Permitted Debt of Near or any other Target Company that is available to any of them following the Closing or that previously has been drawn down by any of them prior to the Closing, including amounts in escrow that would be eligible to be requested following the Closing and amounts that may be requested following the Closing that are contingent upon the occurrence of specified events or the satisfaction of certain conditions precedent, whether or not such events actually occur or such conditions ultimately are satisfied.

On January 17, 2023, KludeIn determined to offer a one-time waiver of the restrictions under the Lock-Up Agreements (the “Notice of Waiver”) with certain Holders solely with respect to certain securities of Near held by such Holders (“Released Securities”), such that the restrictions under the Lock-Up Agreements with such Holders will no longer apply to such Released Securities. The Released Securities consist of 7.5% of the total number of shares of capital stock of Near held by such Holders as of the date of the Notice of Waiver, equal to an aggregate of 23,453 shares of Near (which shall be converted into a different number of securities of the Purchaser at the Closing pursuant to the terms of the Merger Agreement). KludeIn determined to release the Released Securities from the lock-up restrictions in order to assist KludeIn with satisfying Nasdaq listing requirements as of the Closing. In particular, the release of the lock-up restrictions will enable KludeIn to satisfy the listing requirements with respect to the market value of unrestricted publicly held shares and unrestricted round lot shareholders. All other Restricted Securities held by such Holders will remain fully subject to the Lock-Up Agreements in all respects, and the Lock-Up Agreements will remain unchanged and in full force and effect. Holders who are executive officers of Near will not have any of their Restricted Securities released from the lock-up restrictions contained in their respective Lock-Up Agreements.

The KludeIn Board’s Recommendation and Reasons for the Approval of the Business Combination

The KludeIn Board, in evaluating the Business Combination, consulted with KludeIn’s management and its financial, legal and other advisors. In reaching its unanimous resolution (i) that it was fair to and in the best interests of KludeIn and its stockholders, and that it was advisable, to enter into the Merger Agreement and the Ancillary Documents to which KludeIn is or will be a party and to consummate the transactions contemplated thereby (including the Mergers), (ii) to adopt and approve the execution, delivery and performance by KludeIn of the Merger Agreement, the Ancillary Documents to which KludeIn is or will be a party and the transactions contemplated thereby (including the Mergers), (iii) to recommend that the KludeIn stockholders entitled to vote thereon vote in favor of each of the Transaction Proposals, including the Business Combination Proposal, and (iv) to direct that each Transaction Proposal, including the Business Combination Proposal, be submitted to the KludeIn stockholders for approval, the KludeIn Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the KludeIn Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The KludeIn Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the KludeIn Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The KludeIn Board considered a number of factors pertaining to Near and the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•        Growth Prospects.    Near is one of the leading full stack providers of data intelligence analytics platform on people and places in the marketing intelligence and operational intelligence SaaS space, which the KludeIn Board believes is an attractive industry with strong growth prospects, particularly as use-cases and new applications continue to grow with software becoming increasingly important to enterprise customers.

•        Strategic and Commercial Agreements.    Near has strong visibility of growth coming from existing customers with leading Pro Forma NRR of 128% as of December 31, 2021 as well as an established pipeline of strong enterprise customers to support new growth.

•        Customer Solution.    Near has developed a full stack data intelligence SaaS solution that customers can use to stitch, enrich and derive actionable intelligence from unique data points on people and places. This allows enterprises to optimize both for reduction in costs and increase in revenue by using Near’s product suite.

•        Transaction Proceeds.    The KludeIn Board considered the fact that (i) the Business Combination is expected to provide approximately $175 million of gross proceeds to New Near, assuming minimal redemptions by the KludeIn stockholders of their KludeIn Class A Shares and (ii) such proceeds are expected to provide sufficient funding required for Near’s continuing development through its growth phase and becoming EBITDA positive in the next few years.

•        Due Diligence.    Prior to entering into the Merger Agreement, the KludeIn Board reviewed and discussed in detail the results of the due diligence examination of Near conducted by KludeIn’s management team and KludeIn’s financial and legal advisors, which included a substantial number of virtual and in-person meetings among the management team and advisors of Near regarding Near’s business and business plan, operations, prospects and forecasts (including the assumptions and key variables underlying the Near Financial Model (as defined below)), valuation analyses with respect to the Business Combination, review of significant contracts, customer reference calls, management interviews and reviewed other material matters, as well as general financial, technical, legal, regulatory and accounting due diligence.

•        Financial Condition.    Prior to entering into the Merger Agreement, the KludeIn Board reviewed factors such as Near’s historical financial results, outlook and business and financial plans, as well as the financial profiles of publicly traded companies in the data intelligence, artificial intelligence, marketing intelligence and high growth SaaS space in the technology industry, and certain relevant publicly available information with respect to companies that had raised private placements from venture capital and private equity funds in transactions similar to the Business Combination. In reviewing these factors, the KludeIn Board believed that Near was well-positioned in its industry for strong potential future growth.

•        Fairness Opinion.    The opinion of Duff & Phelps, dated December 23, 2022, to the KludeIn Board to the effect that, as of that date and qualified by the assumptions, qualifications and limiting conditions therein, the consideration to be paid by KludeIn in the Business Combination is fair, from a financial point of view, to KludeIn, as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates, as more fully described below in the section of this proxy statement/prospectus entitled “— Opinion of Duff & Phelps, the KludeIn Board’s Financial Advisor.”

•        Reasonableness of Consideration.    Following a review of the financial data provided to KludeIn, including the Near Financial Model, and the due diligence of Near’s business conducted by KludeIn’s management and KludeIn’s advisors, and taking into account the opinion received from Duff & Phelps regarding the fairness of the consideration to be paid by KludeIn in the Business Combination, the KludeIn Board determined that the aggregate consideration to be paid in the Business Combination was fair to KludeIn.

•        Value to KludeIn Stockholders.    The KludeIn Board considered the fact that the final transaction terms, as reflected in the Merger Agreement, adjusted the pro forma pre-money enterprise value of Near from the valuation of $900 million included in the initial letter of intent entered into by KludeIn and Near to $575 million, a 36.1% reduction, reflecting a strategic decision to drive long-term value creation for all KludeIn stockholders, who would as a result own a larger portion of New Near.

•        Substantial Post-Closing Economic Interest in New Near.    If the Business Combination is consummated, KludeIn stockholders (other than KludeIn stockholders that sought redemption of their KludeIn Class A Shares) would have a substantial economic interest in New Near, and as a result would have a continuing opportunity to benefit from the success of New Near following the consummation of the Business Combination.

•        Management Team.    The KludeIn Board believes that Near has a strong management team, bolstered by strong senior leadership executives that head Product Management, Engineering, Sales and Marketing. Additionally, the senior management of Near, led by Near’s co-Chief Executive Officers and co-founders, intends to remain with New Near in the capacity of officers and/or directors, which is expected to provide important continuity in advancing Near’s strategic and growth goals.

•        Talented Engineering and Product Team.    The KludeIn Board believes, based on the due diligence review conducted by KludeIn’s management team and KludeIn’s advisors, that Near has gathered a highly accomplished team of engineering and product talent, with significant industry experience. 60% of Near’s employees are focused on engineering and product, and such engineering and product teams intend to remain with New Near, which is expected to provide important continuity in advancing Near’s strategic and growth goals.

•        Lock-Up.    Near’s co-Chief Executive Officers and co-founders and certain other significant equityholders of Near have agreed to be subject to lock-up restrictions ranging from six months to twelve months in respect of their KludeIn Class A Shares received in the Business Combination (subject to certain customary exceptions).

•        Support of Key Equityholders.    The fact that key Near equityholders representing approximately 72% of the then issued and outstanding equity of Near (on a fully diluted basis) delivered Transaction Support Agreements, demonstrating such Near equityholders’ support of the Business Combination. See the section of this proxy statement/prospectus entitled “— Related Agreements — Near Stockholder Support Agreements” for additional information.

•        Other Alternatives.    KludeIn completed its IPO in January 2021 with the objective of consummating an attractive business combination. Since that time, as more fully described in “Proposal No. 2: The Business Combination Proposal — Background of the Business Combination,” KludeIn has evaluated numerous opportunities for a potential business combination. The KludeIn Board believes, based on the terms of the Business Combination, its review of Near’s business and the financial data provided to KludeIn, including the Near Financial Model, and the due diligence of Near conducted by KludeIn’s management and KludeIn’s advisors, that a business combination with Near would create the best available opportunity to maximize value for KludeIn’s stockholders.

•        Negotiated Transaction.    The KludeIn Board reviewed and considered the financial and other terms of the Merger Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between KludeIn and Near.

The KludeIn Board also considered a variety of uncertainties and risks and other potentially negative factors related to Near’s business and prospects and related to the Business Combination including, but not limited to, the following:

•        Macroeconomic Risks.    The risk that the future financial performance of Near may not meet the KludeIn Board’s expectations due to factors outside of Near’s control, including, for example, Near’s ability to win new enterprise accounts, upsell subscriptions and address any unforeseen economic cycles or other macroeconomic factors.

•        Business Risks.    Business risks, including, for example, that (i) Near is an early-stage company with a history of losses and expects significant losses for the foreseeable future, (ii) Near may not be able to obtain new revenue as it is contingent on enterprise customers converting from Near’s sales and marketing pipeline and (iii) Near’s net revenue retention numbers may fluctuate as dictated by its customers.

•        Industry Risks.    The KludeIn Board considered the uncertainty pertaining to (i) a relatively nascent and yet-to-be-proven industry that may not fully realize its growth potential, (ii) Near’s ability to effectively market and sell its full stack data intelligence services for deriving insights on people and places over conventional methods of deriving insights on operational and marketing intelligence and (iii) Near’s ability to compete effectively in the data analytics SaaS space.

•        Redemption Risk.    The potential that a significant number of KludeIn stockholders elect to redeem their Public Shares in connection with the consummation of the Business Combination and pursuant to the Existing Charter, which would reduce the gross proceeds to New Near from the Business Combination, which could hinder the parties ability to consummate the Business Combination and, if consummated, New Near’s ability to continue its development through commercialization.

•        Stockholder Vote.    The risk that KludeIn’s or Near’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

•        Closing Conditions.    The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within KludeIn’s control.

•        Transaction Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting injunctive relief could delay or prevent consummation of the Business Combination.

•        Listing Risks.    The challenges associated with preparing Near, a privately held entity, for the applicable disclosure, controls and listing requirements to which New Near will be subject as a publicly traded company on Nasdaq.

•        Potential Benefits May Not Be Achieved.    The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Liquidation of KludeIn.    The risks and costs to KludeIn if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in KludeIn being unable to effect a business combination by its deadline and the liquidation of KludeIn.

•        KludeIn Stockholders Receiving a Minority Position in New Near.    The fact that current KludeIn stockholders will hold a minority position in New Near.

•        Post-Business Combination Corporate Governance.    The fact that the board of directors of New Near will be classified and that all New Near directors will not be elected annually. See the section of this proxy statement/prospectus entitled “Proposal No. 4: The Governance Proposals” for a detailed discussion of such governance provisions.

•        Fees and Expenses.    The expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination is ultimately consummated.

In addition to considering the factors described above, the KludeIn Board also considered other factors including, without limitation:

•        Interests of Certain Persons.    The Sponsor, the members of the KludeIn Board and executive officers of KludeIn have interests in the Business Combination Proposal, the other proposals described in this proxy statement/prospectus and the Business Combination that are different from, or in addition to, those of KludeIn stockholders generally (see the section of this proxy statement/prospectus entitled see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination”). KludeIn’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the KludeIn Board, the Merger Agreement and the transactions contemplated therein, including the Mergers.

•        Business Combination Opportunities.    Certain of KludeIn’s directors and officers presently have fiduciary or contractual obligations to other entities pursuant to which such director or officer is required to present a business combination opportunity to such entity. KludeIn’s directors and officers also may have become aware of business combination opportunities which may have been appropriate for presentation to KludeIn and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should have been presented. These conflicts may not have been resolved in KludeIn’s favor and such potential business combination opportunities may have been presented to other entities prior to their presentation to KludeIn. The Existing Charter waives the application of the “corporate opportunity” doctrine. The “corporate opportunity” doctrine generally provides that a director or officer may not take a business opportunity for his or her own if: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation’s line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his or her own, the self-interest of the director or officer will be brought into conflict with the director’s or officer’s duties to the corporation. However, KludeIn does not believe that the waiver of the application of the “corporate opportunity” doctrine in the Existing Charter had any impact on its search for a potential business combination target.

•        Other Risks.    The various risks associated with the Business Combination, the business of Near, and the business of KludeIn, as described in the section entitled “Risk Factors” of this proxy statement/prospectus.

Satisfaction of 80% Test

It is a requirement under KludeIn’s Existing Charter, that the business (or businesses) acquired by KludeIn in its initial business combination have an aggregate fair market value equal to at least 80% of the assets held in the Trust Account at the time of the execution of a definitive agreement for such initial business combination (excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account).

As of May 18, 2022, the date of execution of the Merger Agreement, the proceeds in the Trust Account were equal to approximately $172.5 million. Based on the financial analysis of KludeIn generally used by KludeIn management in evaluating the Near business and provided to the KludeIn Board in connection with the Business Combination, as well as the enterprise value of approximately $575 million for the Near business implied by the terms of the Merger Agreement, which amount was negotiated on an arms’-length basis and agreed to after taking into consideration various factors, including certain unaudited prospective financial information for Near and discussions with Near management regarding the future growth and outlook for the business, the KludeIn Board determined that the 80% valuation requirement was met. The KludeIn Board believes that it was qualified to make this determination because of the financial skills and background of its directors.

Certain Projected Financial Information

In connection with KludeIn’s due diligence and consideration of the potential business combination with Near, Near’s management provided KludeIn with Near’s historical financial performance and a three-year forecast including the assumptions around a customer-cohort revenue build-up model, which assumed no growth from new acquisitions (the “financial projections”). KludeIn provided copies of such financial projections, prepared by Near management, to Duff & Phelps, who was authorized and directed by KludeIn to use such financial projections for purposes of its financial analyses and opinion. The financial projections should not be viewed as public guidance. The financial projections were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of Near’s management, were prepared on a reasonable basis, reflecting the best currently available estimates and judgments, and present, to the best knowledge and belief of Near’s management, the expected course of action and revenues that Near anticipates generating, assuming the assumptions incorporated in the financial projections are themselves realized. Near’s management believes the assumptions included in the financial projections to be reasonable, based on currently available information and professional judgement and experience, which are inherently uncertain and difficult to predict and many of which are beyond Near’s control. Near’s management determined three years to be a reasonable period to forecast estimated revenues because Near’s management believes that three years may be a reasonable period of time for Near’s product and service offerings to be well-developed and integrated into the market and for Near to have established brand recognition among potential customers. The financial projections should not be viewed as public guidance and you are cautioned not to place undue reliance on the financial projections.

The financial projections are not included in this proxy statement/prospectus in order to induce any KludeIn stockholders to vote in favor of any of the proposals at the Special Meeting. The assumptions incorporated in the financial projections are not based on Near’s historical financial performance, but rather on the projections and estimates of Near’s management derived from management experience and industry information, including information applicable to established data intelligence companies, which are not representative of Near or Near’s expected business upon consummation of the Business Combination and may not be representative of Near’s future plans or performance. The financial projections were developed in good faith by Near’s management team based on their reasonable best estimates and taking into account the following material estimates and hypothetical assumptions:

•        for the current core technology and customer set, a cohort-based sales forecast model with projected new customer sales growth between 10% and 25% annually, net retention rates of approximately 120% annually, and relatively flat changes in product pricing;

•        diversified market penetration into Near’s new target markets: retail, banking and financial services industry, communication, automobiles and manufacturing;

•        expected direct cost of platform development ranging from $13 million to $33 million between 2021 to 2024; and

•        consistency in the gross profit margin percentage of 71% and 2024 driven by price optimization, economies of scale and server efficiencies; server efficiencies are optimized due to data costs getting lowered as it can be spread across several customers as business scales.

High Gross Margin also helps the business be cash flow efficient. Every incremental dollar from fixed sales and marketing costs can contribute to the bottom line and the business model is robust even in difficult macro conditions.

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that KludeIn, the KludeIn Board, or their respective affiliates, advisors or other representatives considered, or now considers, the financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the proposed Business Combination. Neither KludeIn, Near nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the financial projections to reflect circumstances existing or arising after the date such financial projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the financial projections are shown to be in error or any of the financial projections otherwise would not be realized. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial projections assume there is no change in the macro-economic environment leading to any recessionary conditions or revised budgetary allocations by their customers. Any such change will impact Near’s ability to continue growing its existing customer base. Due to the constantly changing regulatory environment, particularly around data privacy, the cost of acquiring data and servicing clients might increase thereby reducing the projected gross margins. Neither KludeIn’s management, Near’s management, nor any of their respective representatives has made or makes any representations to any person regarding the ultimate performance of Near relative to the financial projections. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Near’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Near” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively, and risks and uncertainties inherent in the assumptions further described below. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. None of Near’s independent registered public accounting firm, KludeIn’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Nonetheless, the financial projections described below are included in this proxy statement/prospectus because they were made available to KludeIn and the KludeIn Board in connection with their review of the Merger Agreement and related transactions. The financial projections were provided to KludeIn only for use as a component in its overall evaluation of Near and should not be viewed as public guidance. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date on which the financial projections were reviewed by KludeIn’s management. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year.

The chart below illustrates the key elements of the financial projections that Near’s management provided to KludeIn (as adjusted for the First Updated Projections and the Second Updated Projections and re-affirmed by the KludeIn Board).

			Initial Projections			Fist Updated Projections			Second Updated Projections
	2020A	2021A	2022E	2023E	2024E	CY22 E	CY23 E	CY24 E	CY22 E	CY23 E	CY24 E
Revenues	$33.00	$46.00	$62.04	$90.90	$127.36	$62.00	$90.00	$126.00	$61.00	$81.00	$108.00
% YoY Growth		39%		47%	40%		45%	40%		33%	34%
Gross Profit	$21.00	$33.00	$44.37	$65.89	$93.58	$43.00	$64.00	$91.00	$42.76	$56.94	$76.50
Gross Profit Margins %	64%	72%	72%	72%	73%	69%	71%	72%	70%	70%	71%

The 2022 financial projections displayed above were updated based on year-to-date performance. The primary reason for the correction was due to foreign exchange costs (wherein the Australian dollar and the euro have depreciated heavily against the dollar during the course of the year). Additionally, Near’s original financial projections was built based on the assumption that Near would be public by July 2022 and would have access to additional capital. Given the delays in becoming a public company, Near has adjusted its forecasts by approximately six months and also adjusted the financial projections to reflect the changes in market conditions.

The changes in the First Updated Projections were primarily made due to foreign exchange costs and increased cost of data. Accordingly, a minor adjustment was made to the revenue and combined operating ratio numbers, and the overall variance was less than 5%.

For the Second Updated Projections, Near considered the status of its existing sales team, delays in hiring and onboarding of the account representatives, who are expected to provide additional revenue in 2023 and 2024, Additionally, Near also considered the guidance given by some of its clients for 2023 and beyond, as well as the recessionary projections and lower budget allocations for marketing solutions. Considering all of these aspects, Near reduced its revenue projections for 2023 by 10%. A corresponding effect of such impact resulted in a decrease in 2024 projections by 14%.

Near’s revenue is mainly derived through a subscription model and paid annually, monthly or quarterly. Near’s customers are generally large enterprise customers and share a strong working relationship with Near, resulting in recurring and expanding revenue streams. Historically, Near’s customer outreach in the U.S. has been through a combination of channel partners and direct sales. Outside the U.S., most of Near’s revenue has been derived from direct relationships with enterprise accounts. Near is also highly capital efficient from a cash-flow perspective due to recurring nature of its revenue model. Near also believes that it can sustain the recurring nature of its revenue model and believes its Pro Forma NRR to be at 128% on a steady-state basis as of December 31, 2021.

Near’s projections for its current core enterprise accounts reflect increasing revenues due to the strong recurring nature of the Near Platform and show moderate growth from platform revenues from a historical rate of 39% in 2021 to 34% in 2024. This continued growth and expansion is based on the increased quality and quantity of Near’s sales pipeline. During 2022, Near made significant increases to headcount in sales executives, sales support and customer success. These improvements are expected to continue going forward to drive growth in the future.

Annual revenue of approximately $108 million by 2024 was determined based on a number of key factors and assumptions in each of the four revenue streams. With respect to existing core enterprise and channel partner accounts Near expects its Pro Forma NRR to stabilize at 120% and Near’s revenue from new customers to accelerate in 2023. Near expects to see a reduction in its reliance on channel partners going forward as Near ramps up our existing sales force both in the United States and abroad.

Projected revenue is based on a variety of operational assumptions, including average deal size, number of deals closed, time to deliver, growth of existing customer base, and revenue growth of current customers. Near’s revenue forecasts are based on its management’s assessment of the potential market demand for its Near Platform offering. With respect to the four revenue streams, management has used the following assumptions:

Current core enterprise accounts:    Management expects Pro Forma NRR to stabilize at 120% which is lower than what Near has have seen historically but in line with what Near expects going forward. Near ended 2021 with a Pro Forma NRR of 128% but given the uncertainties going forward with respect to the regulatory environment conditions, Near feels that a decreased Pro Forma NRR assumption going forward is warranted.

New enterprise accounts:    Management expects new customer revenue to remain consistent in the second half of 2022 and then to increase in 2023. Because there is a ramp up period for any new seller, there is a period of time between when a salesperson is hired and when they are delivering revenue. In 2022, Near increased its sales headcount, and expanded our sales support roles. This will allow Near to expand its revenue from new customers in 2023 as we work to reduce Near’s reliance on system integrators and channel partners. Near expect revenue from new customers to be between 10-20% going forward.

System integrators/Channel Partners:    Near expects revenue from its core channel partners to decrease going forward and expects revenue from its main channel partner to drop below 10.0% in 2023. This will be achieved with the ramping of Near’s in-house sales resources so there will be less reliance on partners in the future. On a historical basis, revenue from Near’s channel partners totaled 41.0% and 38.0% of total revenue in the year ended December 31, 2021 and the nine months ended September 30, 2022, respectively. Near’s goal is to reduce channel partner revenue to below 20.0% in 2023.

One time projects:    Management expects this revenue category to continue to increase as revenue expands. This is the smallest component of revenue and represents less than 10% of total revenues.

Operating costs are expected to increase consistent with historical rates. Variable costs will continue to increase keeping historical gross margin rates consistent while fixed costs were expected to increase at inflationary levels. Other costs such as selling, G&A, and product and technology costs are expected to grow between 12% and 23% reflecting the intention to continue to invest earnings to fuel continued growth.

Due to Near’s strong winning flywheel, Near plans to see constant platform improvement by embedding new data sources on its platform from both its existing customers and third-party data vendors, which it believes will enable it to create an unparallel product experience and thus unlock new recurring revenue streams.

Near also plans to find new use-cases for its software application in other industries and geographies, which could represent additional revenue streams from new customer sets. Additionally, Near also plans on expanding its sales strategy through partnerships with system integrators and channel partners to push its platform to additional customer sets. Consequently, Near believes the market for the Near Platform represents a significant and underpenetrated market opportunity today, as the business intelligence and analytics platform industry is estimated to be approximately $38 billion in 2021 (according to https://www.emergenresearch.com/industry-report/business-intelligence-and-analytics-platforms-market), of which Near estimates $23 billion of that market is addressable by Near’s data intelligence platform. Near arrives at the estimate of $23 billion by deducting from the $38 billion total estimated market size revenues from verticals that the current Near offerings don’t address, such as Education, Energy and Healthcare.

The investment in these growth levers, including continued product development, build out of sales, marketing, and other teams would not be possible without additional investment capital. Near believes that the funds provided from the Business Combination will allow Near to drive more revenue growth in the future and also allow it to be flexible in pursuing inorganic growth strategies through acquisitions. Thus, Near’s management believes that the revenue projections are appropriate and the assumptions underlying the financial projections are reasonable.

Comparable Company Considerations

In considering the valuation of Near, the KludeIn Board reviewed (i) a benchmarking analysis based on historical and consensus prospective financial results of Near versus existing publicly traded companies in the business intelligence software, marketing software, artificial intelligence software, and high growth software sectors and (ii) the fairness opinion prepared by Duff & Phelps (an independent third party valuation advisory firm) that conducted an extensive valuation analysis based on both discounted cash flow analysis and relative valuation analysis. None of the selected companies has characteristics completely identical to Near. The discounted future enterprise value methodology was also considered appropriate by KludeIn management and the KludeIn Board based on its professional judgment and expertise since Near’s new products and technologies are forecasted to experience generate significant cash flows in future periods which can best be captured through evaluating the terminal value of the business.

The benchmarking analysis considered by the KludeIn Board was broken down into four distinct groups of public companies which can be summarized as follows

•        Business Intelligence Software:    These selected companies, include, but are not limited to, ZoomInfo, Workiva, Domo, Braze, and Amplitude. They principally sell software to enterprises either through a subscription or consumption model. These companies face similar macro trends driven by end-user demand for benefits associated with using business intelligence software for businesses to drive insights into its operations such as understanding trade area dynamics, supply-chain optimization, and site selection.

•        Marketing Software:    These selected companies, include, but are not limited to, Adobe, SEMRush, Hubspot, DoubleVerify Holdings, The Trade Desk, and Qualtrics. They principally sell software to enterprises either through a subscription or consumption model. These companies face similar macro trends driven by end-user demand for benefits associated with using marketing intelligence software for businesses to drive insights into marketing activities such as customer segmentation, targeted marketing, and competitive assessment.

•        Artificial Intelligence Software:    These selected companies, which include, but are not limited to, Palantir, C3.AI and Snowflake, which provide software and cloud-based solutions for difference use-cases such as data analytics and high-performance computing (HPC) using cutting edge artificial intelligence technology such as deep learning and implementation of neural nets to enable optimization for high performance, innovative, and sustainable processes.

•        High Growth Software:    These selected companies, which include, but are not limited to, MongoDB, Datadog, and Confluent, provide software and cloud-based solutions and enjoy strong growth rate (+40%) due to strong economic moats in product use-case for its targeted customers.

The estimated CY2021A – 2023E revenue growth rate, estimated 2023E implied gross margin and estimated 2023E implied EBITDA margin for the all the companies, collectively, the “Primary Publicly Traded Benchmark Companies” are summarized in the table below. The KludeIn Board considered publicly available consensus research from CapIQ, analysts’ estimates and other information publicly available as of August 9, 2021, February 17, 2022 and May 16, 2022. The comparable company valuations fluctuated with changes in the public markets and KludeIn took these changes into consideration while determining our analysis. Public markets moved down and the comparable valuation considerations as a result were adjusted downward. There were many external factors that KludeIn believes contributed to the drop in Enterprise Value/Revenue calculations among the comparable companies. This valuation, in addition to the feedback from prospective PIPE investors also provided guidance on valuation adjustment to reflect the market reality. In addition, Duff and Phelps provided guidance which was relayed to Near. This allowed the KludeIn

Board to determine that the terms of the Business Combination were fair to and in the best interests of KludeIn and its public stockholders. While Near forecasts hadn’t changed, the market sentiment and multiple compressions seen from comparable companies forced a discussion at these three points to discuss and adjust the valuation. The First Projection Update was to update the projections to include actual results beginning in August 2021 and reflect the rounding-off of numbers. No changes were made to the method of calculation.

	Valuation
	Revenue Multiple			Gross Margin %			Revenue Growth %
	LTM	2023	2024	LTM	2023	2024	LTM	2023	2024
Business Intelligence
Amplitude, Inc.	6.47x	4.82x	3.59x	69.1%	72.4%	74.0%	50.2%	26.2%	34.3%
Braze, Inc.	8.48x	5.43x	4.12x	67.0%	68.0%	69.4%	60.3%	33.4%	32.0%
Domo, Inc.	2.19x	1.95x	1.74x	74.0%	77.6%	77.5%	22.1%	10.0%	11.7%
Workiva Inc.	9.11x	7.57x	6.34x	76.6%	77.0%	78.3%	23.7%	16.2%	19.3%
ZoomInfo Technologies Inc.	13.08x	10.13x	8.27x	86.7%	88.7%	88.7%	53.3%	19.9%	22.5%
Average	7.87x	5.98x	4.81x	74.7%	76.7%	77.6%	41.9%	21.1%	24.0%
Artificial Intelligence SaaS
C3.ai, Inc.	3.16x	2.82x	2.34x	74.8%	NA	NA	27.2%	15.2%	20.4%
Palantir Technologies Inc.	7.71x	6.03x	4.83x	78.0%	80.4%	81.0%	27.9%	23.1%	25.0%
Snowflake Inc.	27.37x	16.96x	12.06x	62.4%	71.5%	72.0%	81.3%	46.4%	40.6%
Average	12.75x	8.60x	6.41x	71.7%	75.9%	76.5%	45.5%	28.2%	28.7%
Marketing Software
Adobe Inc.	9.32x	8.34x	7.39x	88.2%	89.6%	89.7%	13.9%	9.2%	12.8%
DoubleVerify Holdings, Inc.	9.82x	7.45x	6.01x	83.7%	82.0%	81.6%	38.7%	23.7%	24.1%
HubSpot, Inc.	8.89x	7.04x	5.68x	80.1%	82.3%	82.7%	37.8%	20.7%	24.0%
Qualtrics International Inc.	4.55x	3.71x	3.12x	73.5%	78.3%	79.6%	42.4%	17.2%	18.8%
Semrush Holdings, Inc.	4.17x	3.23x	2.75x	77.7%	79.5%	80.6%	40.2%	22.0%	17.6%
The Trade Desk, Inc.	16.91x	13.06x	10.28x	81.5%	82.0%	82.0%	32.3%	21.6%	27.1%
Average	8.94x	7.14x	5.87x	80.8%	82.3%	82.7%	34.2%	19.1%	20.7%
High Growth SaaS
Confluent, Inc.	13.34x	9.35x	7.10x	64.9%	70.8%	71.4%	58.8%	32.3%	31.7%
Datadog, Inc.	17.42x	12.13x	8.89x	77.3%	79.5%	79.5%	74.1%	33.1%	36.5%
MongoDB, Inc.	12.48x	9.37x	7.42x	70.3%	74.1%	74.4%	52.8%	25.8%	26.3%
Average	14.41x	10.28x	5.82x	70.8%	74.8%	75.1%	61.9%	30.4%	31.5%

The KludeIn Board viewed the aforementioned benchmarking data in conjunction with the total enterprise value/estimated revenue and Near’s near term FY2022 to FY2023 financial forecast as the most appropriate tool to validate the total enterprise value of Near. However, the KludeIn Board also utilized a discounted future enterprise value methodology to contextualize the total enterprise value implied by the Business Combination based on the fairness opinion conducted by Duff and Phelps. A range of future total enterprise value/revenue multiples of 5.5x – 10x were applied to Near’s FY2023 on the estimated revenue of $91 million, a revenue multiple on FY 2023 within set range was agreed to.

Opinion of Duff & Phelps, the KludeIn Board’s Financial Advisor

KludeIn retained Duff & Phelps to provide to the Board a fairness opinion in connection with the Business Combination pursuant to an engagement letter dated December 21, 2021, as amended, dated December 19, 2022. On December 23, Duff & Phelps delivered its opinion (the “Opinion”), to the members of the KludeIn Board (solely in their capacity as members of the KludeIn Board) that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the Merger Consideration to be issued by KludeIn in the Business Combination is fair from a financial point of view to KludeIn, as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates.

In selecting Duff & Phelps, the KludeIn Board considered, among other things, the fact that Duff & Phelps is a global leader in providing fairness opinions to boards of directors. Duff & Phelps is regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

The Opinion was approved by Duff & Phelps’ fairness opinions committee. The Opinion was provided for the information of, and directed to, the KludeIn Board for its information and assistance in connection with the Business Combination.

The full text of the Opinion is attached to this proxy statement/prospectus as Annex F and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. KludeIn’s stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Duff & Phelps in connection with the Opinion, as well as other qualifications contained in the Opinion.

In connection with the Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render the Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

•        reviewed KludeIn’s IPO Prospectus dated January 6, 2021 and filed with the SEC on January 8, 2021, KludeIn’s audited financial statements included in KludeIn’s Annual Report on Form 10-K filed with the SEC for the period from September 24, 2020 (inception) through December 31, 2020 and for the year ended December 31, 2021, and KludeIn’s unaudited financial statements contained in KludeIn’s Form 10-Q filed with the SEC for the three and nine months ended September 30, 2022;

•        reviewed this Registration Statement, as initially filed with the SEC on June 30, 2022, as amended on November 30, 2022;

•        reviewed audited financial statements for Near for the fiscal years ended March 31, 2018, March 31, 2019, March 31, 2020, and December 31, 2021;

•        reviewed unaudited financial information for Near for the calendar years ended December 31, 2019 through December 31, 2021 and the nine months ended September 30, 2022, which Near management identified as being the most current financial statements available;

•        reviewed estimated financial information for Near for the calendar year ending December 31, 2022, provided to Duff & Phelps by management of Near and approved for Duff & Phelps’ use by KludeIn’s management;

•        reviewed other internal documents relating to the history, financial conditions and prospects, current and future operations, and probable future outlook of New Near, including financial projections for the calendar years 2023 and 2024, provided to Duff & Phelps by management of Near and approved for Duff & Phelps’ use by KludeIn’s management (the “Financial Projections”), which are described in the section of this proxy statement/prospectus entitled “Certain New Near Projected Financial Information”;

•        reviewed Near’s investor presentation as updated and supplemented by additional information provided by management of Near and KludeIn through the date of the Opinion;

•        reviewed documents related to the Business Combination, including (i) the Merger Agreement, along with the draft of Merger Agreement Amendment No. 2 dated December 19, 2022 and (ii) the Contribution Agreement;

•        discussed the information referred to above and the background and other elements of the Business Combination with Near management and the management of KludeIn;

•        performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant, as further described below in this section entitled “— Opinion of Duff & Phelps”; and

•        conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the Opinion with respect to the Business Combination, Duff & Phelps, with KludeIn’s consent:

•        relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Near management and KludeIn management, and did not independently verify such information;

•        relied upon the fact that the KludeIn Board and KludeIn have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken;

•        assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing or approving for Duff & Phelps’ use the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

•        assumed that information supplied and representations made by Near management and KludeIn management are substantially accurate regarding KludeIn, Near and the Business Combination;

•        assumed, for purposes of Duff & Phelps’ analysis, that there are no material differences between IFRS and U.S. GAAP in Near’s historical financial statements;

•        assumed that the representations and warranties made in the Contribution Agreement and the Merger Agreement are substantially accurate;

•        assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•        assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of KludeIn or Near since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•        assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

•        assumed at KludeIn’s direction that the Trust Account balance of KludeIn’s per share provides a reasonable basis upon which to evaluate KludeIn’s common stock to be issued in connection with the Business Combination; and

•        assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect on KludeIn, Near or the contemplated benefits expected to be derived in the Business Combination.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion was based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Duff & Phelps prepared the Opinion effective as of the date thereof. The Opinion was necessarily based upon market, economic, financial and other conditions as they then existed and could be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date thereof. As KludeIn was aware, the credit, financial and stock markets were experiencing unusual volatility and Duff & Phelps expressed no opinion or view as to any potential effects of such volatility on KludeIn, Near, or the Business Combination.

Duff & Phelps did not evaluate KludeIn’s or Near’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of KludeIn or Near, or any alternatives to the Business Combination, (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps assumed that such terms are the most beneficial terms, from KludeIn’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Business Combination, or (iii) advise the KludeIn Board or any other party with respect to alternatives to the Business Combination.

In rendering the Opinion, Duff & Phelps was not expressing any opinion as to the market price or value of the KludeIn Common Stock or New Near’s common stock (or anything else) after the announcement of the Business Combination. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of KludeIn’s or Near’s credit-worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering the Opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of KludeIn’s or Near’s officers, directors or employees, or any class of such persons, relative to the consideration to be issued by KludeIn in the Business Combination, or with respect to the fairness of any such compensation.

Duff & Phelps’ Opinion was furnished solely for the use and benefit of the KludeIn Board in connection with its consideration of the Business Combination and was not intended to, and did not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. The Opinion (i) did not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) did not address any transaction related to the Business Combination; (iii) was not a recommendation as to how the KludeIn Board or any stockholder should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction; (iv) did not indicate that the consideration issued is the best possibly attainable under any circumstances; and (v) included the Management Performance Plan (as defined in the Merger Agreement) to be issued pursuant to section 5.12 of the Merger Agreement in the Merger Consideration; instead, it merely stated whether the consideration in the Business Combination is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion was based. The Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of the Opinion to the KludeIn Board. This summary is qualified in its entirety by reference to the full text of the Opinion, a copy of which is attached to this proxy statement/prospectus as Annex F. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the KludeIn Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the Opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Valuation Methodologies

Income Approach (Discounted Cash Flow Analysis)

The income approach (the “Income Approach”) is a valuation technique that provides an estimation of the fair market value (“Fair Market Value”) of an asset (or business) based on the cash flows that an asset (or business) can be expected to generate over its remaining useful life. The Income Approach begins with an estimation of the annual cash flows a market participant would expect the subject asset (or business) to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual/terminal value of the asset (if any) or the business at the end of the discrete projection period to arrive at an estimate of Fair Market Value.

For business valuations, the Income Approach is typically applied through a Discounted Cash Flow (“DCF”) Analysis. Under the DCF Analysis, the valuation is based on the present value of estimated future cash flows for the expected life of the asset (or business) discounted at a rate of return that considers the relative risk of achieving those cash flows and the time value of money.

Market Approach (Selected Public Companies Analysis)

The “Market Approach” is a valuation technique that provides an estimation of Fair Market Value based on market prices in actual transactions and on asking prices for assets (or businesses). The valuation process is a comparison and correlation between the subject asset (or business) and other similar assets (or businesses). Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the Fair Market Value of the subject asset.

Valuation Methodologies Utilized

Considering management’s business plan for New Near, it is essentially a venture business; therefore, Duff & Phelps deemed it appropriate to rely on the Income Approach to value New Near. In applying the Income Approach, Duff & Phelps relied on the Financial Projections, as provided to Duff & Phelps by management of Near and approved for Duff & Phelps’ use by KludeIn’s management, as the basis for the DCF Analysis.

Duff & Phelps utilized the Market Approach (Selected Public Companies Analysis) primarily to select a terminal multiple for the DCF Analysis. Duff & Phelps reviewed the selected public companies’ valuation multiples when selecting its terminal revenue multiple range in the DCF. In making this selection, Duff & Phelps considered New Near’s size, growth outlook, capital requirements, profit margins, and other characteristics relative to the selected public companies.

Income Approach (Discounted Cash Flow Analysis) Summary

Duff & Phelps performed a DCF Analysis of the estimated future unlevered free cash flows attributable to New Near for the years ending December 31, 2023 through December 31, 2024, with “unlevered free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. In applying the DCF Analysis, Duff & Phelps relied on the Financial Projections. Duff & Phelps estimated the net present value of all unlevered free cash flows for New Near after fiscal year 2024 (the “Terminal Values”) by applying a revenue multiple range to New Near’s projected 2024 revenue in the Financial Projections. Duff & Phelps discounted the unlevered free cash flows in the discrete period and the Terminal Values in 2024 back to the present to obtain a range of the estimated current enterprise value of New Near.

Duff & Phelps selected a range of multiples to apply to New Near’s projected 2024 revenue to obtain a range of Terminal Values to incorporate into the DCF Analysis. In particular, Duff & Phelps analyzed last-twelve-months (“LTM”) revenue growth, LTM gross margins, LTM EBITDA margins, and multiples of enterprise value-to-LTM revenue for the selected public companies compared to projected 2024 revenue growth, projected 2024 gross margin, and projected 2024 EBITDA margin for New Near, based on the Financial Projections. Such analysis informed the selection of terminal multiples of projected 2024 revenue for New Near. Rather than applying the average or median multiple from these analyses, Duff & Phelps selected multiples that, in its judgement, reflected New Near’s size, growth outlook, profit margins, and other characteristics relative to the selected public companies. Based on these analyses, Duff & Phelps’ selected a terminal revenue multiple range of 8.0x to 11.0x New Near’s projected 2024 revenue, which resulting terminal value range was utilized in the DCF Analysis to estimate the current enterprise value range of New Near.

Determination of an appropriate discount rate to use in the DCF Analysis requires a degree of judgment. Duff & Phelps considered a number of factors in determining the discount rate range, including the results of published studies on discount rates. Duff & Phelps also considered (i) Near’s stage in the cycle of management’s business plan, (ii) New Near’s projected financial performance and growth and (iii) the risks facing New Near in order to achieve the projected results, including execution risk and competitive risks, among others. Based on these factors and the published discount rate studies, Duff & Phelps used discount rates ranging from 25.0% to 30.0% to discount the projected unlevered free cash flows and the Terminal Values. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ DCF Analysis resulted in an estimated enterprise value range for New Near of $470 million to $720 million. Duff & Phelps further estimated the range of total equity value of New Near following the Business Combination by adding pro forma cash and cash equivalents of $153 million (which assumes no redemptions), adding $2 million of investments, and subtracting debt of $72 million, subtracting Duff & Phelps’ estimated value range of KludeIn’s warrants of $11 million to $32 million, and subtracting the Duff & Phelps’ estimated theoretical value range of the Management Performance Shares of approximately $8 million to $26 million. Duff & Phelps estimated the value ranges for KludeIn’s warrants and the Management Performance Plan with a stock price simulation model using volatility inputs derived from public companies. This resulted in an estimated total equity value range for New Near of $533 million to $744 million, an estimated equity value range for existing Near shareholders of $416 million to $580 million, based on existing Near shareholders’ pro forma fully diluted ownership percentage of 77.9%, and an estimated equity value range for KludeIn Public Stockholders of $84 million to $117 million, based on KludeIn Public Stockholders’ pro forma fully diluted ownership percentage of 15.7%.

Market Approach (Selected Public Companies Analyses) Summary

Duff & Phelps analyzed selected public companies for purposes of estimating valuation multiples with which to select a terminal revenue multiple range for New Near to utilize in the DCF Analysis. Due to limited recent relevant merger and acquisition transactions, Duff & Phelps relied on the selected public companies in the Market Approach. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies utilized for comparative purposes in the following analysis were not directly comparable to New Near. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of New Near cannot rely solely upon a quantitative review of the selected public companies, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of New Near. Therefore, the selected public companies analysis is subject to certain limitations.

Duff & Phelps compared certain financial information of New Near to corresponding data and ratios from publicly traded companies that were deemed relevant to its analysis, including business intelligence software companies, A.I. SaaS companies, marketing software companies and general SaaS companies experiencing high growth. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The 18 companies included in the selected public company analysis were:

Selected Companies

Amplitude, Inc.

Braze, Inc.

Domo, Inc.

Workiva Inc.

ZoomInfo Technologies Inc.

C3.ai, Inc.

Palantir Technologies Inc.

Snowflake Inc.

Adobe Inc.

DoubleVerify Holdings, Inc.

HubSpot, Inc.

Qualtrics International Inc.

Semrush Holdings, Inc.

The Trade Desk, Inc.

Confluent, Inc.

Datadog, Inc.

MongoDB, Inc.

Duff & Phelps selected these public companies based on their relative similarity, primarily in terms of revenue growth history and outlook, profit margins, end market, business model and other characteristics, to that of New Near.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the selected public companies. The estimates for 2022 and 2023 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to New Near’s fiscal year ends for which information was available. Data related to New Near’s EBITDA were adjusted for purposes of this analysis to include stock based compensation expense.

	REVENUE GROWTH					GROSS MARGIN				EBITDA MARGIN
	2-Year CAGR	LTM	2023	2024	2022- 2024 CAGR	2-Year AVG	LTM	2023	2024	2-Year AVG	LTM	2023	2024
Business Intelligence
Amplitude, Inc.	51.9%	50.2%	26.2%	34.3%	30.2%	70.9%	69.1%	72.4%	74.0%	-28.4%	-41.6%	-31.3%	-26.8%
Braze, Inc.	52.4%	60.3%	33.4%	32.0%	32.7%	66.2%	67.0%	68.0%	69.4%	-31.0%	-41.8%	-31.2%	-29.0%
Domo, Inc.	20.8%	22.1%	10.0%	11.7%	10.9%	74.8%	74.0%	77.6%	77.5%	-29.8%	-32.7%	-20.6%	-19.5%
Workiva Inc.	23.2%	23.7%	16.2%	19.3%	17.8%	75.9%	76.6%	77.0%	78.3%	-8.7%	-14.6%	-9.4%	-3.9%
ZoomInfo Technologies Inc.	51.8%	53.3%	19.9%	22.5%	21.2%	86.0%	86.7%	88.7%	88.7%	28.0%	24.8%	33.0%	36.1%

A.I. SaaS
C3.ai, Inc.	23.3%	27.2%	15.2%	20.4%	17.7%	NA	74.8%	NA	NA	-61.0%	-73.6%	-71.7%	-49.8%
Palantir Technologies Inc.	31.9%	27.9%	23.1%	25.0%	24.0%	75.3%	78.0%	80.4%	81.0%	-52.0%	-10.0%	-28.5%	-25.7%
Snowflake Inc.	86.1%	81.3%	46.4%	40.6%	43.5%	64.1%	62.4%	71.5%	72.0%	-65.0%	-36.0%	-47.2%	-45.4%

Marketing Software
Adobe Inc.	17.0%	13.9%	9.2%	12.8%	11.0%	88.1%	88.2%	89.6%	89.7%	42.0%	42.4%	42.1%	41.6%
DoubleVerify Holdings, Inc.	36.1%	38.7%	23.7%	24.1%	23.9%	83.9%	83.7%	82.0%	81.6%	24.0%	21.7%	24.7%	25.7%
HubSpot, Inc.	39.0%	37.8%	20.7%	24.0%	22.3%	81.2%	80.1%	82.3%	82.7%	-0.6%	-2.7%	-1.0%	0.4%
Qualtrics International Inc.	37.8%	42.4%	17.2%	18.8%	18.0%	74.8%	73.5%	78.3%	79.6%	-47.7%	-71.1%	-19.9%	-17.0%
Semrush Holdings, Inc.	42.3%	40.2%	22.0%	17.6%	19.8%	77.9%	77.7%	79.5%	80.6%	-3.6%	-3.1%	-6.2%	0.3%
The Trade Desk, Inc.	37.4%	32.3%	21.6%	27.1%	24.3%	80.9%	81.5%	82.0%	82.0%	20.8%	2.4%	24.2%	26.3%

High Growth SaaS
Confluent, Inc.	56.5%	58.8%	32.3%	31.7%	32.0%	67.8%	64.9%	70.8%	71.4%	-83.1%	-80.4%	-59.9%	-43.6%
Datadog, Inc.	65.5%	74.1%	33.1%	36.5%	34.8%	78.5%	77.3%	79.5%	79.5%	2.5%	2.4%	3.1%	5.0%
MongoDB, Inc.	46.0%	52.8%	25.8%	26.3%	26.0%	71.5%	70.3%	74.1%	74.4%	-28.4%	-26.8%	-23.6%	-22.7%

Mean	42.3%	43.4%	23.3%	25.0%	24.1%	76.1%	75.6%	78.3%	78.9%	-18.9%	-20.0%	-13.1%	-8.7%
Median	39.0%	40.2%	22.0%	24.1%	23.9%	75.6%	76.6%	78.9%	79.5%	-28.4%	-14.6%	-19.9%	-17.0%

Near	36.3%	33.3%	33.2%	33.5%	33.4%	72.2%	70.0%	70.2%	70.8%	-26.5%	-28.2%	-17.6%	-1.7%

ENTERPRISE VALUE AS MULTIPLE OF
	LTM REVENUE	2023 REVENUE	2024 REVENUE
Business Intelligence
Amplitude, Inc.	6.47x	4.82x	3.59x
Braze, Inc.	8.48x	5.43x	4.12x
Domo, Inc.	2.19x	1.95x	1.74x
Workiva Inc.	9.11x	7.57x	6.34x
ZoomInfo Technologies Inc.	13.08x	10.13x	8.27x

A.I. SaaS
C3.ai, Inc.	3.16x	2.82x	2.34x
Palantir Technologies Inc.	7.71x	6.03x	4.83x
Snowflake Inc.	27.37x	16.96x	12.06x

Marketing Software
Adobe Inc.	9.32x	8.34x	7.39x
DoubleVerify Holdings, Inc.	9.82x	7.45x	6.01x
HubSpot, Inc.	8.89x	7.04x	5.68x
Qualtrics International Inc.	4.55x	3.71x	3.12x
Semrush Holdings, Inc.	4.17x	3.23x	2.75x
The Trade Desk, Inc.	16.91x	13.06x	10.28x

High Growth SaaS
Confluent, Inc.	13.34x	9.35x	7.10x
Datadog, Inc.	17.42x	12.13x	8.89x
MongoDB, Inc.	12.48x	9.37x	7.42x

Mean	10.26x	7.61x	5.99x
Median	9.11x	7.45x	6.01x

____________

LTM = Latest Twelve Months

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization

EV: Enterprise Value = Market capitalization plus debt, net of cash and equivalents

CAGR: Compounded Annual Growth Rate

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

In order to estimate a terminal revenue multiple range for New Near, Duff & Phelps took into consideration projected financial performance metrics of New Near relative to such metrics of the selected public companies. Duff & Phelps then analyzed the selected public companies’ trading multiples of enterprise value to their LTM and projected revenue. Duff & Phelps also compared New Near’s implied LTM, 2023 and 2024 revenue multiples resulting from the DCF analysis to the LTM and projected revenue multiples for the selected public companies.

Rather than applying the average or median multiple from these analyses, Duff & Phelps selected multiples that, in its judgement, reflected New Near’s size, growth outlook, capital requirements, profit margins, and other characteristics relative to the selected public companies. Based on these analyses, Duff & Phelps’ selected a terminal revenue multiple range of 8.0x to 11.0x which was utilized in the DCF analysis to estimate the enterprise value range of New Near.

Summary of Financial Analysis

Based on Duff & Phelps’ analyses, Duff & Phelps noted that the equity value of $674 million for New Near implied by the Business Combination using an assumed 67.4 million shares outstanding (assuming no redemptions) and a value of $10.00 per share for KludeIn Common Stock, with such $10.00 value being based on KludeIn’s initial public offering and KludeIn’s approximate cash per outstanding share of KludeIn Common Stock (excluding, for the avoidance of doubt, the dilutive impact of founder shares or any Public Warrants, Private Warrants) is within the equity value ranges for New Near derived from the DCF Analysis.

Duff & Phelps noted that the aggregate Merger Consideration to be paid to current Near equityholders of $525 million is within the range of $416 million to $580 million estimated for current Near equityholders’ pro forma 77.9% ownership of New Near (based on the pro forma capitalization table for New Near and assuming no redemptions).

Duff & Phelps noted that KludeIn’s trust account balance of $106 million is within the range of $84 million to $117 million estimated for KludeIn’s stockholders’ pro forma 15.7% ownership of New Near (based on the pro forma capitalization table for New Near and assuming no redemptions).

The Opinion was only one of the many factors considered by the KludeIn Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the KludeIn Board.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of the Opinion to the KludeIn Board, KludeIn agreed to pay Duff & Phelps a fee of $475,000. A portion of the fee was payable upon delivery of the Opinion and a portion is payable upon consummation of the Business Combination.

No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion reached in the Opinion.

Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of its opinion. KludeIn has also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and reasonable fees and expenses of outside counsel retained by Duff & Phelps in connection with the engagement. KludeIn has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which KludeIn believes are customary in transactions of this nature, were negotiated at arm’s length, and the KludeIn Board is aware of these fee arrangements.

Disclosure of Prior Relationships

During the two years preceding the date of the Opinion, Duff & Phelps has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Anticipated Accounting Treatment of the Business Combination The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, KludeIn, who is the legal acquirer, will be treated as the “acquired” company for accounting purposes and Near will be treated as the accounting acquirer. Accordingly, the Business Combination will be treated as the equivalent of Near issuing shares at the closing of the Business Combination for the net assets of KludeIn as of the closing date, accompanied by a recapitalization. The net assets of KludeIn will be stated at historical cost, with no goodwill or other intangible assets recorded.

Near has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Near’s stockholders will have the largest voting interest in New Near under both the no redemption and maximum redemption scenarios;

•        Near’s senior management will be the senior management of the post-combination company;

•        The business of Near will comprise the ongoing operations of New Near; and

•        Near is the larger entity, in terms of substantive operations and employee base.

Regulatory Approval

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) applicable notifications and waiting periods under the HSR Act, (ii) filings with the Secretary of State of the State of Delaware necessary to adopt the Proposed Charter, and (iii) filings required with the SEC pursuant to the reporting requirements applicable to KludeIn, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to KludeIn’s stockholders.

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the FTC and certain statutory waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. If the FTC or the DOJ issues a Request for Additional Information and Documentary Material (“Second Request”), the waiting period with respect to the Business Combination will be extended for an additional period of 30 calendar days, which will begin on the date on which KludeIn and Near each certify substantial compliance with the Second Request. Complying with a Second Request can take a significant period of time.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the DOJ and the FTC could take such action under applicable antitrust laws as each deems necessary or desirable, including seeking to enjoin the consummation of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result. Neither KludeIn nor Near is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Related to the Business Combination

There can be no assurances that complaints or demands will not be filed or made with respect to the Business Combination. If complaints or demands are filed or made, absent new or different allegations that are material, KludeIn will not necessarily announce them.

Vote Required for Approval

The approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class, at a meeting at which a quorum is present. As of the date hereof, owners of the Founder Shares own approximately 87.5% of the issued and outstanding KludeIn Common Stock and have not purchased any Public Shares, but may do so at any time. As a result, the shareholders of the Founder Shares own sufficient shares to approve the Business Combination Proposal.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the Business Combination Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals at the Special Meeting. Notwithstanding the approval of the Business Combination Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Business Combination Proposal will not be effected.

The Sponsor and KludeIn’s directors and officers have agreed to vote the Founder Shares and any KludeIn Class A Shares owned by them in favor of the Business Combination Proposal.

Recommendation of the KludeIn Board

THE KLUDEIN BOARD UNANIMOUSLY RECOMMENDS THAT KLUDEIN’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of KludeIn’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KludeIn and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, KludeIn’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.

PROPOSAL NO. 3: THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, KludeIn is asking its stockholders to approve the adoption of the Proposed Charter in the form attached to this proxy statement/prospectus as Annex C, which, in the judgment of the KludeIn Board, is necessary to adequately address the needs of New Near following the consummation of the Business Combination.

If the Business Combination Proposal is approved and the Business Combination is to be consummated, we will amend and restate the Existing Charter with the Proposed Charter under the DGCL.

Comparison of Existing Charter to Proposed Charter

The following summary of certain proposed changes between the Existing Charter and the Proposed Charter is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
A. Authorized Share Capital

The Existing Charter provides that the total number of authorized shares of all classes of capital stock is 301,000,000 shares, par value of $0.0001 per share, consisting of (a) 300,000,000 shares of KludeIn Common Stock, including (i) 280,000,000 Class A Shares and (ii) 20,000,000 Class B Shares, and (b) 1,000,000 shares of preferred stock.

The Proposed Charter increases the total number of authorized shares of all classes of capital stock, following the automatic conversion of all KludeIn Class B Common Shares into KludeIn Class A Common Shares immediately prior to the Closing of the Business Combination, to 350,000,000 shares, par value of $0.0001 per share, consisting of (a) 300,000,000 shares of New Near Common Stock and (b) 50,000,000 shares of preferred stock. New Near will not have Class B common stock.

B. No Class Vote on Changes in Authorized Number of Shares of Stock	The Existing Charter contains no specific provision regarding the required vote to change the authorized shares of any class of stock.

The Proposed Charter provides that, any vote to increase or decrease the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding) requires the affirmative vote of the holders of all the then-outstanding shares of capital stock of New Near entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

C. Classes of Directors	The Existing Charter provides that the Board will be divided into two classes, Class I and Class II.

The Proposed Charter will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except that the Class I directors will be appointed to an initial one-year term (and three-year terms subsequently), the Class II directors will be appointed to an initial two-year term (and three-year terms subsequently) and the Class III directors will be appointed to an initial three-year term (and three-year terms subsequently).

	Existing Charter	Proposed Charter
D. Bylaws Amendment

The Existing Charter provides that any amendment to KludeIn’s bylaws requires either the affirmative vote of a majority of the Board or the approval of the holders of a majority of the voting power of all then outstanding shares of KludeIn’s capital stock entitled to vote generally in the election of directors, voting together as a single class, provided that no bylaws adopted by KludeIn’s stockholders shall invalidate any prior act of the KludeIn Board that would have been valid if such bylaws had not been adopted.

The Proposed Charter requires an affirmative vote of the New Near Board or the holders of at least two-thirds (2/3) of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, for the adoption, amendment, or repeal of any provision of the Proposed Bylaws (in addition to any vote of the holders of any class or series of stock if required by applicable law); provided, however, that if the New Near Board has approved such adoption, then only the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of New Near’s capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Proposed Bylaws.

E. Charter Amendment

The Existing Charter is silent on the requirements for a minimum vote to amend the Existing Charter, other than with respect to Article IX (Business Combination Requirements; Existence), which requires the approval of the holders of at least 65% of all outstanding shares of KludeIn Common Stock and (ii) amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the KludeIn Class B Common Stock.

The Proposed Charter will provide that any amendment to certain provisions of the Proposed Charter will require the approval of the holders of at least 66 2∕3% of the voting power of New Near’s then-outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class.

F. Limitation of Exclusive Forum Provision

The Existing Charter adopts the Court of Chancery of the State of Delaware (the “Chancery Court”) as the sole and exclusive forum for certain stockholder litigation, except for any action (A) as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of the Chancery Court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of another court or forum, or for which the Chancery Court does not have subject matter jurisdiction, or (C) any action arising under (i) the Exchange Act or (ii) complaints asserting a cause of action arising under the Securities Act, for which a federal district court shall be the exclusive forum.

The Proposed Charter affirms the Chancery Court as the sole and exclusive forum for certain stockholder litigation, except for any action (A) as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of the Chancery Court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of another court or forum, or (C) for which the Chancery Court does not have subject matter jurisdiction. The Proposed Charter also provides that (A) the exclusive forum provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities

Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction and (B) unless New Near consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

	Existing Charter	Proposed Charter
G. Other Changes, Including Removal of Blank Check Company Provisions	The Existing Charter contains various provisions applicable only to blank check companies and relating to New Near’s relationship with its directors, officers and the Sponsor.

The Proposed Charter provides for certain additional changes, including, among others, those (i) resulting from the Business Combination, including changing the post-Business Combination corporate name from “KludeIn I Acquisition Corp.” to “Near Intelligence, Inc.” and removing certain provisions relating to KludeIn’s prior status as a blank check company and KludeIn Class B Common Stock that will no longer apply upon the Closing, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect.

Reasons for the Amendments

For a discussion of the reasons for the approval of certain provisions in the Proposed Charter, see “Proposal No. 4 — The Governance Proposals” below.

Vote Required for Approval

The approval of the Charter Proposal requires the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the shares of KludeIn Class A Common Stock then outstanding, voting separately as a single class and (iii) the holders of a majority of the then outstanding shares of KludeIn Common Stock, voting together as a single class, at a meeting at which a quorum is present.

Broker non-votes, abstentions or the failure to vote on the Charter Proposal will have the same effect as a vote “AGAINST” the Charter Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals. If the Business Combination Proposal is not approved, the Charter Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected.

As of the date hereof, owners of the Founder Shares own approximately 87.5% of the issued and outstanding KludeIn Common Stock. The Sponsor has agreed to vote the Founder Shares and any KludeIn Class A Shares owned by it in favor of the Charter Proposal. Approval of holders of 308,933 KludeIn Class A Shares and 2,156,251 KludeIn Class B Shares is required for the approval of the Charter Proposal.

Recommendation of the KludeIn Board

THE KLUDEIN BOARD UNANIMOUSLY RECOMMENDS THAT KLUDEIN’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of KludeIn’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KludeIn and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, KludeIn’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” above for a further discussion of these considerations.

PROPOSAL NO. 4: THE GOVERNANCE PROPOSALS

Overview

KludeIn’s stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Proposed Charter, which are separately being presented in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal, but pursuant to SEC guidance, KludeIn is required to submit these provisions to its stockholders separately for approval. However, the stockholder vote regarding this proposal is advisory in nature, and is not binding on KludeIn or the KludeIn Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, KludeIn intends that the Proposed Charter will take effect at consummation of the Business Combination (assuming approval of the Charter Proposal).

The table set forth above in “Proposal No. 3 — The Charter Proposal” summarizes the principal proposed changes and the differences between the Existing Charter and the Proposed Charter. Such summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Proposal 4.A — Number of Authorized Shares

The authorized shares of capital stock in the Proposed Charter, consisting of 300,000,000 shares of New Near Common Stock and 50,000,000 shares of preferred stock, represents an increase from the existing authorization of 301,000,000 shares of capital stock, consisting of 300,000,000 shares of KludeIn Common Stock (of which 280,000,000 are authorized KludeIn Class A Shares and 20,000,000 are authorized KludeIn Class B Shares) and 1,000,000 shares of preferred stock in the Existing Charter. Following the filing of the Proposed Charter with the Secretary of State of the State of Delaware and immediately prior to Closing of the Business Combination, each KludeIn Class B Share outstanding immediately prior to the filing of the Proposed Charter will automatically be converted into one KludeIn Class A Share and concurrently with such conversion, the number of authorized KludeIn Class B Shares will be reduced to zero.

The KludeIn Board has determined that the increase in the number of shares of authorized New Near Common Stock is desirable and in the best interests of stockholders because it will enhance New Near’s flexibility to consider and respond to future business needs and opportunities as they arise from time to time following the Closing, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Although there is no present intention to issue any shares beyond those contemplated by the Merger Agreement, or otherwise in the ordinary course of business, the additional authorized shares of New Near Common Stock would be issuable for any proper corporate purpose, including without limitation, stock splits, stock dividends, future acquisitions, investment opportunities, capital raising transactions of equity or convertible debt securities, issuances under current or future equity compensation plans or for other corporate purposes. New Near’s authorized but unissued shares of New Near Common Stock and preferred stock will be available for future issuances without stockholder approval (except to the extent otherwise required by law or Nasdaq rules) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

If approved, the additional shares of New Near Common Stock will have rights as described in “Description of New Near’s Securities”. Incidental effects of the increase in the outstanding number of shares of New Near Common Stock may include dilution of ownership and voting power of existing holders of New Near Common Stock. New Near could also use the increased number of shares of New Near Common Stock for potential strategic transactions, including, among other things, acquisitions, strategic partnerships, joint ventures, restructurings, business combinations and investments, although there are no immediate plans to do so. No assurance can be given that any such transactions will (i) be completed on favorable terms or at all, (ii) enhance stockholder value or (iii) not adversely affect the business or trading price of New Near Common Stock.

Proposal 4.B — No Class Vote on Changes in Authorized Number of Stock

At present, the Existing Charter contains no specific provision regarding the required vote to change the authorized shares of any class of stock. Proposal No. 4B provides that any vote with respect to the increase or decrease of the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding) requires the affirmative vote of a majority of the holders of all the then-outstanding shares of capital stock of New Near entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

KludeIn believes that vesting the power to authorize changes in the authorized number of shares in the holders of stock entitled to vote in the election of directors will give New Near greater flexibility to use its share capital.

Proposal 4.C — Required Vote to Amend the Proposed Bylaws

At present, the Existing Charter provides that KludeIn’s bylaws may be adopted, amended, altered or repealed either with the affirmative vote of a majority of the KludeIn Board or with the approval of holders of a majority of the voting power of all then-outstanding shares of KludeIn’s capital stock entitled to vote generally in the election of directors, voting together as a single class. Proposal No. 4C provides that an affirmative vote by either a majority of the New Near Board or by the holders of at least two-thirds (2/3) of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend, or repeal the Proposed Bylaws; provided, however, that if the New Near Board has approved such adoption, then only the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of New Near’s capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of New Near’s bylaws. The ability of the majority of the New Near Board to amend the Proposed Bylaws remains unchanged. KludeIn believes that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the KludeIn Board was cognizant of the potential for certain stockholders to hold substantial beneficial ownership of our common stock following the Business Combination. KludeIn further believes that going forward, a supermajority voting requirement encourages any person seeking control of New Near to negotiate with the New Near Board to reach terms that are appropriate for all stockholders.

Proposal 4.D — Limitation on Exclusive Forum Provision

The Proposed Charter affirms the Chancery Court as the sole and exclusive forum for certain stockholder litigation, except for any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. The Proposed Charter also provides that (A) the exclusive forum provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction and (B) unless New Near consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

These exclusive forum provisions are not intended to apply to actions arising under the Exchange Act or the Securities Act. Delaware courts have held that a Delaware corporation can only use its constitutive documents to bind a plaintiff to a particular forum where the claim involves rights or relationships that were established by or under Delaware’s corporate law. As a result, to the extent our exclusive forum provisions could be construed to apply to actions arising under the Exchange Act or the Securities Act, there is uncertainty as to whether a court would enforce the forum selection provisions with respect to such claims, and in any event, our stockholders would not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder.

We believe these provisions will benefit New Near by limiting costly and time-consuming litigation in multiple forums regarding the same matter and by providing increased consistency in the application of applicable law. In addition, we believe that the Delaware courts are best suited to address disputes involving Delaware corporate law, Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and New Near with more predictability regarding the outcome of intra-corporate disputes. In addition, these provisions are intended to promote judicial fairness and avoid conflicting results, as well as make New Near’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding multiple lawsuits in multiple jurisdictions regarding the same matter and potentially duplicative discovery. At the same time, we believe that New Near should retain the ability to consent to an alternative forum on a case-by-case basis where New Near determines that its interests and those of its shareholders are best served by permitting such a dispute to proceed in an alternative forum. However, these exclusive forum provisions may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Proposal 4.E — Update of Other Provisions

Approval of each of the Governance Proposals, assuming the approval of each of the other condition precedent proposals, will result, upon the Closing, in the wholesale replacement of the Existing Charter with the Proposed Charter. While certain material changes between the Existing Charter and the Proposed Charter have been unbundled into distinct proposals, there are other differences between the Existing Charter and the Proposed Charter arising from, among other things, (i) the Closing, including (a) changing the post-business combination corporate name from “KludeIn Acquisition Corp.” to “Near Intelligence, Inc.” and (b) removing (1) certain obsolete provisions relating to KludeIn’s status as a blank check company, such as its purpose of effecting a business combination, the establishment of a Trust Account, stockholder redemption rights and KludeIn’s Class B Common Stock, such as conversion and voting rights related thereto, that will no longer apply upon the Closing and (2) exclusions from the corporate opportunities doctrine for KludeIn directors and officers (ii) administrative or clarifying revisions, including (a) providing that a majority of the votes cast may increase or decrease (but not below the current number) the number of shares of any class or classes of stock, (b) providing that the business to be transacted at special meetings of stockholders shall be limited to the purpose or purposes stated in the notices of such meeting, and (c) the removal of language without substantive effect. The KludeIn Board believes that all such changes are necessary to adequately address the needs of New Near after the Business Combination and are appropriate for a public operating company.

These changes will be implemented (subject to the approval of the aforementioned related proposals and Closing) if the KludeIn stockholders approve this Proposal No. 4.E. We encourage stockholders to carefully review the terms of the Proposed Charter and Proposed Bylaws, attached hereto as Annex C and Annex D, respectively.

Vote Required for Approval

The approval of each of the Governance Proposals, each of which is a non-binding advisory vote, requires the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class at a meeting at which a quorum is present. As of the date hereof, owners of the Founder Shares own approximately 87.5% of the issued and outstanding KludeIn Common Stock and have not purchased any Public Shares, but may do so at any time. As a result, the shareholders of the Founder Shares own sufficient shares to approve the Governance Proposals.

As discussed above, a vote to approve the governance proposals is an advisory vote, and therefore, is not binding on KludeIn or the KludeIn Board. Accordingly, regardless of the outcome of the non-binding advisory vote, KludeIn intends that the Proposed Charter, in the form set forth on Annex C and containing the provisions noted above, will take effect at the consummation of the Business Combination, assuming adoption of the Business Combination Proposal and the Charter Proposal.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the Governance Proposals.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals. The consummation of the Business Combination is not conditioned upon the approval of the Governance Proposals at the Special Meeting. If the Business Combination Proposal is not approved, the Governance Proposals will not be presented to the stockholders for a vote. Notwithstanding the approval of the Governance Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Governance Proposals will not be effected.

The Sponsor has agreed to vote the Founder Shares and any KludeIn Class A Shares owned by it in favor of the Governance Proposals.

Recommendation of the KludeIn Board

THE KLUDEIN BOARD UNANIMOUSLY RECOMMENDS THAT KLUDEIN’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE GOVERNANCE PROPOSALS.

The existence of financial and personal interests of one or more of KludeIn’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KludeIn and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, KludeIn’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 5: THE NASDAQ PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, KludeIn’s stockholders are also being asked to vote upon and approve, for the purposes of complying with the applicable provisions of Rule 5635(a) of The Nasdaq Stock Market Listing Rules, the issuance, or reservation for future issuance, of shares of New Near Common Stock in connection with the Common Stock Financing.

Why KludeIn Needs Stockholder Approval

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. Since the issuance of securities in connection with the Common Stock Financing may exceed 20% of the currently outstanding shares of KludeIn Common Stock, we are required to obtain the approval of our stockholders under Nasdaq Listing Rule 5635(d).

Pursuant to the Common Stock Purchase Agreement, following the Closing, New Near has the right to sell to CF up to a Total Commitment (as defined in the Common Stock Purchase Agreement) of $100,000,000 in shares of New Near Common Stock, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, shares of New Near Common Stock may be issued in connection with the Common Stock Financing which exceed 20% of the voting power of KludeIn outstanding on the date hereof. The issuance of such shares would result in significant dilution to KludeIn’s stockholders, and result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of New Near.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class at a meeting at which a quorum is present. As of the date hereof, owners of the Founder Shares own approximately 87.5% of the issued and outstanding KludeIn Common Stock and have not purchased any Public Shares, but may do so at any time. As a result, the shareholders of the Founder Shares own sufficient shares to approve the Nasdaq Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals at the Special Meeting. If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.

The Sponsor has agreed to vote the Founder Shares and any KludeIn Class A Shares owned by it in favor of the Nasdaq Proposal.

Recommendation of the KludeIn Board

THE KLUDEIN BOARD UNANIMOUSLY RECOMMENDS THAT KLUDEIN’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of KludeIn’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KludeIn and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, KludeIn’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” above for a further discussion of these considerations.

PROPOSAL NO. 6: THE EQUITY INCENTIVE PLAN PROPOSAL

Overview

In this proposal, we are asking our stockholders to approve the 2023 Equity Incentive Plan (the “2023 Plan”). The KludeIn Board approved the 2023 Plan on February 13, 2023, subject to stockholder approval at the Special Meeting. If stockholders approve this proposal, the 2023 Plan will become effective as of the consummation of the Business Combination. If the 2023 Plan is not approved by the stockholders, it will not become effective and no awards will be granted thereunder.

Near currently maintains the Near Intelligence Holdings Inc. 2022 Employee Restricted Stock Unit Plan, which we refer to herein as the “RSU Plan.” As part of the Business Combination, each outstanding restricted stock unit under the RSU Plan (whether vested or unvested) will be assumed by KludeIn and converted into a restricted share unit for KludeIn Class A Shares (each, an “Assumed RSU”) to be issued under the 2023 Plan, and such Assumed RSUs will continue to be subject to substantially the same terms and conditions set forth in the RSU Plan. No new awards will be granted under the RSU Plan following the Second Effective Time.

General Information

The purpose of the 2023 Plan is to provide a means for New Near to attract and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of New Near and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the New Near Common Stock through the granting of awards under the 2023 Plan.

Approval of the 2023 Plan by our stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and with Internal Revenue Code rules for the grant of incentive stock options.

New Near’s equity compensation program, as implemented under the 2023 Plan, will allow New Near to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to New Near’s long-term success that the interests of employees and other service providers be tied to their success as “owners” of the business. Approval of the 2023 Plan will allow New Near to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for New Near’s success and ultimately increase stockholder value. The 2023 Plan allows New Near to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for New Near.

Description of the 2023 Plan

A summary description of the material features of the 2023 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2023 Plan and is qualified by reference to the 2023 Plan, the form of which is attached to this proxy statement/prospectus as Annex E and incorporated by reference in its entirety. KludeIn’s stockholders should refer to the 2023 Plan for more complete and detailed information about the terms and conditions of the 2023 Plan.

Eligibility.    Any individual who is an employee of New Near or any of its affiliates, or any person who provides services to New Near or its affiliates, including consultants and members of the New Near Board, is eligible to receive awards under the 2023 Plan at the discretion of the plan administrator. It is anticipated that approximately 250 employees, 10 consultants and 5 directors will be eligible to participate in the 2023 Plan.

Awards.    The 2023 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, cash awards and other forms of awards to employees, directors and consultants, including employees and consultants of New Near’s affiliates. The 2023 Plan will also assume the Assumed RSUs under the RSU Plan.

Authorized Shares.    The maximum number of New Near Common Stock that may be issued under the 2023 Plan will not exceed a number of shares of New Near Common Stock equal to 14% of the shares issued as Merger Consideration in the Business Combination, of which 6% of the shares issued as Merger Consideration will be generally available to New Near’s employees, consultants and directors for new stock awards and 8% of the shares issued as Merger Consideration will be reserved for issuance to certain members of New Near’s management team in the form of Performance Awards as described in greater detail below (which we refer to herein as, the “Management Performance Awards”). In addition, the Plan will reserve shares of New Near Common Stock for settlement of the Assumed RSUs, with the number of shares of New Near Common Stock underlining the Assumed RSUs determined pursuant to the terms of the Business Combination Agreement based on the Conversion Ratio. The maximum number of New Near Common Stock that may be issued on the exercise of ISOs under the 2023 Plan is up to the maximum number of shares reserved for issuance under the 2023 Plan.

The unused shares subject to stock awards granted under the 2023 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in New Near acquiring shares covered by the stock award at a price not greater than the price (as adjusted pursuant to the 2023 Plan) paid by the participant for such shares or not issuing any shares covered by the stock award, will, as applicable, become or again be available for stock award grants under the 2023 Plan. The following New Near Common Stock will not be added to the shares authorized for grant and will not be available for future grants of stock awards: shares delivered to New Near by a participant to satisfy the exercise or purchase price of a stock award or to satisfy any applicable tax withholding obligation with respect to a stock award (including New Near Common Stock retained from the award being exercised or purchased and/or creating the tax obligation).

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid to such non-employee director, will not exceed (1) $500,000 in total value or (2) if such non-employee director is first appointed or elected to the Board during such calendar year, $500,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes and excluding distributions from a deferred compensation program.

Plan Administration.    The New Near Board, or a duly authorized committee thereof, will administer the 2023 Plan and is referred to as the “plan administrator”. The New Near Board may also delegate to one or more of New Near’s officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2023 Plan, the plan administrator has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2023 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a New Near Common Stock on the date of grant. Options granted under the 2023 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2023 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Near or any of New its affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws.

Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Near or any of its affiliates ceases due to death or disability, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death or disability. These periods may be extended in the event that exercise of the option is prohibited by applicable securities laws. In the event of a termination for cause, options generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of New Near Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of New Near Common Stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of New Near Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of New Near’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Near’s total combined voting power or that of any of New Near’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of New Near Common Stock on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New Near Common Stock on the date of grant. A stock appreciation right granted under the 2023 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or New Near Common Stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2023 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New Near or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New Near or any of its affiliates, ceases due to disability or death, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months following the date of death or disability. These periods may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with New Near or its affiliates ends for any reason, New Near may receive any or all of the New Near Common Stock held by the participant that has not vested as of the date the participant terminates service through a forfeiture condition or a repurchase right.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. The Assumed RSUs will be assumed by New Near under the 2023 Plan upon the consummation of the Business Combination. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of New Near Common Stock, a combination of cash and New Near Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Performance Awards.    The 2023 Plan permits the grant of performance awards that may be settled in New Near Common Stock, cash or other property and will include Management Performance Awards to members of New Near’s management team, as determined by the New Near Board. The plan administrator determines the terms and conditions of Performance Awards, including vesting and forfeiture terms. Generally, performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, New Near Common Stock.

Cash Awards.    Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award. The plan administrator determines the terms and conditions of cash awards, including vesting and forfeiture terms.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to New Near Common Stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards, including vesting and forfeiture terms.

Changes to Capital Structure.    In the event there is a specified type of change in the capital structure of New Near, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2023 Plan, (2) the class and maximum number of shares that may be issued on the exercise of ISOs and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    The following applies to stock awards under the 2023 Plan in the event of a corporate transaction (as defined in the 2023 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with New Near or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2023 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New Near with respect to the stock award may be assigned to New Near’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (1) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by New Near with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (2) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by New Near with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of New Near Common Stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

Transferability.    Unless the plan administrator provides otherwise, awards under the 2023 Plan generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, awards may be transferred pursuant to a domestic relations order.

Plan Amendment or Termination.    The Board has the authority to amend, suspend, or terminate the 2023 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of New Near’s stockholders. No ISOs may be granted after the tenth anniversary of the date the KludeIn Board adopts the 2023 Plan. No stock awards may be granted under the 2023 Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and New Near with respect to participation in the 2023 Plan. No awards will be issued under the 2023 Plan prior to the date of the closing of the Business Combination. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2023 Plan. The 2023 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. New Near’s ability to realize the benefit of any tax deductions described below depends on New Near’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of New Near’s tax reporting obligations.

Nonstatutory Stock Options.    Generally, there is no taxation upon the grant of a NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by New Near or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Near will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options.    The 2023 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. New Near is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, New Near will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or New Near timely satisfies its reporting requirements with respect to that amount.

Stock Appreciation Rights.    Generally, there is no taxation upon the grant of a stock appreciation right. Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon exercise of a stock appreciation right. If the participant is employed by New Near or one of its affiliates, that income will be subject to withholding taxes. If settled in shares, the participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock appreciation right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Near will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Restricted Stock Awards.    Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. If the participant is employed by New Near or one of its affiliates, that income will be subject to withholding taxes. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Near will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards.    Generally, there is no taxation upon the grant of a restricted stock unit award. Generally, the recipient of a restricted stock unit award will recognize ordinary income at the time the award vests equal to (1) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock plus (2) the amount of any cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Near will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Performance Awards, Cash Awards and Other Stock Awards.    Generally, there is no taxation upon the grant of a performance award, cash award or other stock award. Generally, the recipient of such awards will recognize ordinary income at the time the award vests equal (1) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock plus (2) the amount of any cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a performance award or other stock award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Near will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of a performance award, cash award or other stock award.

Section 409A.    The foregoing description assumes that Section 409A of the Code does not apply to an award under the 2023 Plan. In general, stock options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. Restricted stock awards are not generally subject to Section 409A. Restricted stock units are subject to Section 409A unless they are settled within two and one half months after the end of the later of (1) the end of the Company’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax and premium interest in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.

Tax Consequences to New Near

Compensation of Covered Employees.    The ability of New Near to obtain a deduction for amounts paid under the 2023 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits New Near’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million. Although the plan administrator considers the deductibility of compensation as one factor in determining executive compensation, the plan administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the shareholders’ best interests to maintain flexibility in the approach to executive compensation and to structure a program that the administrator considers to be the most effective in attracting, motivating and retaining key employees.

Golden Parachute Payments.    The ability of New Near (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2023 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

KludeIn cannot currently determine the benefits or number of shares subject to new awards, including with respect to the Management Performance Awards that may be granted in the future. The Assumed RSUs will be assumed by New Near under the 2023 Plan following the consummation of the Business Combination and issued to Anil Mathews, Gladys Kong, Shobhit Shukla and members of the Executive Group, Non-Executive Director Group and Non-Executive Officer Employee Group, however, the number of shares of New Near Common Stock and value of the Assumed RSUs are not determinable at this time and will be calculated at the time of the consummation of the Business Combination.

Management Performance Awards will be granted with performance vesting conditions that vest if the volume-weighted average price of New Near Common Stock meets or exceeds certain pre-determined levels for 20 out of 30 trading days within a five-years period immediately following the consummation of the Business Combination.

Vote Required for Approval

The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class at a meeting at which a quorum is present. As of the date hereof, owners of the Founder Shares own approximately 87.5% of the issued and outstanding KludeIn Common Stock and have not purchased any Public Shares, but may do so at any time. As a result, the shareholders of the Founder Shares own sufficient shares to approve the Equity Incentive Plan Proposal.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the Equity Incentive Plan Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals at the Special Meeting. If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

The Sponsor has agreed to vote the Founder Shares and any KludeIn Class A Shares owned by it in favor of the Equity Incentive Plan Proposal.

Recommendation of the KludeIn Board

THE KLUDEIN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT KLUDEIN’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of KludeIn’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KludeIn and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, KludeIn’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” above for a further discussion of these considerations.

PROPOSAL NO. 7: THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Merger Agreement, KludeIn has agreed to take all necessary action, including causing the directors of KludeIn to resign, so that effective at the Closing, our entire board of directors will consist of five (5) individuals, including (i) one (1) director designated by Near prior to the Closing, (ii) one (1) director designated by KludeIn prior to the Closing, and (iii) three (3) directors who are independent under Nasdaq rules that are mutually agreed by Near and KludeIn prior to the Closing.

At the Special Meeting, it is proposed that five directors will be elected to be the directors of New Near upon consummation of the Business Combination. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the next annual meeting following their election.

It is proposed that the New Near Board will consist of the following directors:

•        Anil Mathews;

•        Ronald Steger;

•        Kathryn T. Petralia;

•        Mark N. Greene; and

•        Mini Krishnamoorthy.

Information regarding each nominee is set forth in the section titled “Management of New Near Following the Business Combination.” The KludeIn Board has determined that each of Mr. Greene, Ms. Krishnamoorthy, Ms. Petralia and Mr. Steger are independent, in accordance with Nasdaq listing rules.

Under Delaware law, directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld, the proxies solicited by the KludeIn Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the New Near Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the Business Combination Proposal is not approved, the Director Proposal will not be presented at the meeting.

Following consummation of the Business Combination, the election of directors of New Near will be governed by Proposed Charter and New Near’s bylaws and the laws of the State of Delaware.

Vote Required for Approval

Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals at the Special Meeting. If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Sponsor has agreed to vote the Founder Shares and any KludeIn Class A Shares owned by it in favor of the Director Election Proposal. As of the date hereof, owners of the Founder Shares own approximately 87.5% of the issued and outstanding KludeIn Common Stock and have not purchased any Public Shares, but may do so at any time.

Recommendation of the KludeIn Board

THE KLUDEIN BOARD UNANIMOUSLY RECOMMENDS THAT KLUDEIN’S STOCKHOLDERS VOTE “FOR” THE ELECTION OF THE DIRECTOR NOMINEES.

The existence of financial and personal interests of one or more of KludeIn’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KludeIn and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, KludeIn’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” above for a further discussion of these considerations.

PROPOSAL NO. 8: THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the KludeIn Board to adjourn the Special Meeting to a later date or dates, if necessary, at the determination of the KludeIn Board. In no event will the KludeIn Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under KludeIn’s Existing Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by KludeIn’s stockholders, the KludeIn Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes to approve the Business Combination Proposal or any other proposal, and may be unable to consummate the Business Combination. If KludeIn does not consummate the Business Combination and fails to complete an initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class, regardless of whether a quorum is present. As of the date hereof, owners of the Founder Shares own approximately 87.5% of the issued and outstanding KludeIn Common Stock and have not purchased any Public Shares, but may do so at any time. As a result, the shareholders of the Founder Shares own sufficient shares to approve the Adjournment Proposal.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the Adjournment Proposal.

The consummation of the Business Combination is not conditioned upon the approval of the Adjournment Proposal at the Special Meeting and the approval of the Adjournment Proposal is not conditioned on the approval of any other Transaction Proposal.

The Sponsor has agreed to vote the Founder Shares and any KludeIn Class A Shares owned by it in favor of the Adjournment Proposal.

Recommendation of the KludeIn Board

THE KLUDEIN BOARD UNANIMOUSLY RECOMMENDS THAT KLUDEIN’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of KludeIn’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of KludeIn and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, KludeIn’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” above for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations (i) of the Mergers to the U.S. holders (as defined below) of shares of the capital stock of Near, (ii) for holders of shares of our Class A Common Stock that elect to have their Class A Common Stock redeemed for cash in connection with the Mergers, and (iii) for holders of shares of KludeIn Class A Common Stock that hold KludeIn Common Stock following the adoption of the Proposed Charter in connection with the Business Combination. This discussion applies only to shares of capital stock of Near, KludeIn Class A Shares or New Near Common Stock, as applicable, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

1.      financial institutions or financial services entities;

2.      broker dealers;

3.      insurance companies;

4.      dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of the capital stock of Near, KludeIn Class A Common Stock or New Near Common Stock;

5.      persons subject to the “applicable financial statement” accounting rules under Section 451(b) of the Code;

6.      persons holding shares of the capital stock of Near, KludeIn Class A Common Stock or New Near Common Stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

7.      U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

8.      “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

9.      U.S. expatriates or former long-term residents of the United States;

10.    governments or agencies or instrumentalities thereof;

11.    regulated investment companies (“RICs”) or real estate investment trusts (“REITs”);

12.    persons subject to the alternative minimum tax provisions of the Code;

13.    persons who received their shares of the capital stock of Near, KludeIn Class A Common Stock or New Near Common Stock as compensation;

14.    S-Corporations, partnerships or other pass-through entities for U.S. federal income tax purposes; and

15.    tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them under the circumstances described herein.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of the capital stock of Near, Class A Common Stock or New Near common stock, as applicable, that is (1) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a United States person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. A “Non-U.S. holder” means a beneficial owner of the capital stock of Near, Class A Common Stock or New Near common stock, as applicable, (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Tax Consequences of the Business Combination for Owners of the Capital Stock of Near

It is the opinion of Haynes and Boone LLP that the Mergers should qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. This opinion is based on facts and representations contained in representation letters provided by Near and KludeIn and on customary factual assumptions, and further assumes that the Mergers are completed in the manner set forth in the Merger Agreement and the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. If any assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the Mergers could be adversely affected.

Neither Near nor KludeIn has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Mergers. A tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position that the Mergers do not constitute a “reorganization.” Accordingly, each U.S. holder is urged to consult its tax advisor with respect to the particular tax consequence of the Mergers to such holder.

Tax Consequences if the Mergers Qualify as a Reorganization

Subject to the qualifications and limitations set forth herein, if the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, U.S. holders of shares of the capital stock of Near who receive Class A Common Stock in the Mergers will not recognize gain or loss in the exchange. Each U.S. holder’s aggregate tax basis in the Class A Common Stock received in the Mergers will equal the aggregate adjusted tax basis in the shares of capital stock of Near surrendered in the Mergers. The holding period of the Class A Common Stock received in the Mergers by such U.S. holder will include the holding period of the shares of capital stock of Near surrendered in the Mergers in exchange therefor.

A U.S. holder that acquired different blocks of shares of capital stock of Near at different times or different prices is urged to consult its tax advisor regarding the manner in which gain or loss should be determined in its specific circumstances.

Tax Consequences if the Mergers Do Not Qualify as a Reorganization

If the Mergers do not qualify as a reorganization under Section 368(a) of the Code, a U.S. holder of shares of capital stock of Near will recognize gain or loss in an amount equal to the difference between (x) the amount of cash and the fair market value of the Class A Common Stock received by such U.S. holder and (y) such U.S. holder’s adjusted tax basis in the shares of capital stock of Near surrendered. Gain or loss will be calculated separately for each block of shares of capital stock of Near (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such U.S. holder’s shares of capital stock of Near have been held for more than one year at the time of the Mergers. Long-term capital gains of non-corporate U.S. holders may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Such U.S. holder generally will have an aggregate tax basis in the shares of Class A Common Stock received equal to the fair market value of such shares as of the date such shares are received, and such U.S. holder’s holding period in such shares of Class A Common Stock would begin on the day following the date of the Mergers.

Adoption of the Proposed Charter

Holders of KludeIn Class A Common Stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Near Common Stock after the adoption of the Proposed Charter as that holder has in the corresponding KludeIn Class A Common Stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the New Near Common Stock would include the holder’s holding period in the corresponding KludeIn Class A Common Stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of KludeIn Class A Common Stock for New Near Common Stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Amended Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.

Redemption of KludeIn Class A Common Stock

In the event that a holder’s KludeIn Class A Shares are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “KludeIn Special Meeting in Lieu of 2022 Annual Meeting of Stockholders — Redemption Rights” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of KludeIn Class A Shares, a U.S. holder will be treated as described below under the section entitled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock.” If the redemption does not qualify as a sale of shares of Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder — Taxation of Distributions.”

Whether a redemption of KludeIn Class A Shares qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning Private Placement Warrants or Public Warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of KludeIn Class A Common Stock generally will be treated as a sale of KludeIn Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Class A Common Stock which could be acquired pursuant to the exercise of the Private Placement Warrants or the Public Warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Class A Common Stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of KludeIn Class A Common Stock and the KludeIn Class A Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The redemption of KludeIn Class A Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of KludeIn Class A Common Stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed KludeIn Class A Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

Taxation of Distributions.    If our redemption of a U.S. holder’s KludeIn Class A Shares is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of KludeIn Class A Common Stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in the KludeIn Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the KludeIn Class A Common Stock and will be treated as described below under the section entitled “— Redemption of KludeIn Class A Common Stock — U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of KludeIn Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A common stock.    If our redemption of a U.S. holder’s shares of KludeIn Class A Common Stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “— Redemption of KludeIn Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of KludeIn Class A Common Stock redeemed. A U.S. holder’s adjusted tax basis in its KludeIn Class A Common Stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of KludeIn Class A Common Stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A Common Stock so disposed of exceeds one year. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of KludeIn Class A Common Stock (shares of KludeIn Class A Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

Taxation of Distributions.    If our redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of KludeIn Class A Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our KludeIn Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the KludeIn Class A Common Stock, which will be treated as described below under the section entitled “— Redemption of KludeIn Class A Common Stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of KludeIn Class A Common Stock.”

It may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and such determination will depend in part on a Non-U.S. holder’s particular circumstances, therefore we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Accordingly, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s shares of KludeIn Class A Common Stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “— Redemption of KludeIn Class A Common Stock”). There can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, the Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of KludeIn Class A Common Stock.    If our redemption of a U.S. holder’s shares of KludeIn Class A Common Stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “— Redemption of KludeIn Class A Common Stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•        such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our KludeIn Class A Common Stock and, in the circumstance in which shares of our KludeIn Class A Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of the KludeIn Class A Common Stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of the KludeIn Class A Common Stock. There can be no assurance that the KludeIn Class A Common Stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30 percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation.

Information Reporting and Backup Withholding

Dividend payments with respect to the KludeIn Class A Common Stock and proceeds from the sale, taxable exchange or taxable redemption of the KludeIn Class A Common Stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30 percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our Class A Common Stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury Regulations which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of KludeIn Class A Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On May 18, 2022, KludeIn entered into the Merger Agreement, which provides for a business combination between KludeIn and Near (the “Business Combination”). The Merger Agreement provides for the consummation of the following transactions: (a) Merger Sub 1 will merge with and into Near, with Near surviving the merger as a wholly owned subsidiary of KludeIn (the “First Merger”) and (ii) immediately following the First Merger, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). In connection with the Mergers, KludeIn will change its corporate name to “Near Intelligence, Inc.” (“New Near”). Immediately following the effectiveness of the Mergers, KludeIn will own 100% of the equity interests in Near.

On November 4, 2022, Near entered into that certain Financing Agreement (capitalized terms used but not otherwise defined herein have the same definitions given to such terms in the Financing Agreement) as borrower with certain of its subsidiaries party thereto as guarantors, the lenders party thereto, and Blue Torch Finance LLC, as administrative agent and collateral agent. The Financing Agreement provides for senior secured term loans in an initial principal amount of up to $100 million. The proceeds of the term loans may be used for general corporate purposes and to refinance certain of Near’s existing credit facilities. Near’s obligations under the Financing Agreement are or will be guaranteed by certain of its domestic and foreign subsidiaries meeting materiality thresholds set forth in the Financing Agreement. Such obligations, including the guarantees, are secured by substantially all of the personal property of Near and the subsidiary guarantors.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the combination of the historical financial information of KludeIn and Near adjusted to give effect to the Business Combination and the Financing Agreement.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the unaudited historical condensed balance sheet of KludeIn as of September 30, 2022 with the unaudited historical condensed consolidated balance sheet of Near as of September 30, 2022, giving effect to the Business Combination and the Financing Agreement, as if it had been consummated as of that date.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 combines the unaudited historical condensed statement of operations of KludeIn for the nine months ended September 30, 2022 with the unaudited historical condensed consolidated statement of operations of Near for the nine months ended September 30, 2022, giving effect to the Business Combination and the Financing Agreement, as if it had been consummated as of January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combines the audited historical statement of operations of KludeIn for the year ended December 31, 2021 with the audited historical consolidated statement of operations of Near for the year ended December 31, 2021, giving effect to the Business Combination and the Financing Agreement, as if it had been consummated as of January 1, 2021, the beginning of the earliest period presented.

Additionally, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 reflects the impact of the UberMedia Inc. acquisition by Near as if it occurred on January 1, 2021.

The historical financial information has been adjusted to give pro forma effect to events that relate to material financing transactions consummated after September 30, 2022 and pro forma adjustments that are directly attributable to the Business Combination and the Financing Agreement. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination and the Financing Agreement.

The unaudited pro forma condensed combined statements of operations do not necessarily reflect what the combined company’s results of operations would have been had the UberMedia Inc. acquisition and the Business Combination and the Financing Agreement occurred on the date indicated. The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. KludeIn and Near have not had any historical relationship prior to the Business Combination and the Financing Agreement. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. This information should be read together with the following:

•        the historical unaudited condensed financial statements of KludeIn as of and for the nine months ended September 30, 2022 and 2021;

•        the historical unaudited condensed consolidated financial statements of Near as of and for the nine months ended September 30, 2022 and 2021;

•        the historical audited financial statements of KludeIn as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020;

•        the historical audited consolidated financial statements of Near as of and for the years ended December 31, 2021 and 2020;

•        the historical audited financial statements of UberMedia Inc. as of and for the years ended December 31, 2020;

•        the historical unaudited condensed financial statements of UberMedia Inc. as of and for the three months ended March 31, 2021;

•        the Financing Agreement;

•        the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of KludeIn,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Near” and other financial information included elsewhere in this proxy statement/prospectus; and

•        other information relating to KludeIn and Near included in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under the section entitled “The Business Combination.”

Description of the Business Combination

The Merger Consideration payable to Near will have an aggregate value equal to (i) $575,000,000 plus the amount of any Permitted Equity Financing (the “Company Base Value”), (ii) minus (or plus, if negative), the closing net debt of Near as of the close of business of the Company one Business Day prior to the Closing Date (the “Reference Time”), (iii) plus, in the event that the closing net working capital amount of Near as of the Reference Time exceeds the target net working capital amount of Near equal to $5,000,000, the difference between the closing net working capital amount and the target net working capital amount of Near, or (y) minus, in the event that the closing net working capital amount of Near as of the Reference Time is less than the target net working capital amount of Near equal to $5,000,000, the difference between the Closing net working capital amount of Near and the target net working capital amount of Near, and (iv) minus the amount of any unpaid transaction expenses of Near.

Simultaneously with the Merger Agreement, KludeIn entered into the Common Stock Purchase Agreement with CF. Pursuant to the Common Stock Purchase Agreement, following the Closing, New Near, as KludeIn’s successor, will have the right to sell to CF up to a Total Commitment of $100,000,000 in shares of New Near Common Stock, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. New Near will not have the right to commence any sales of New Near Common Stock to CF under the Common Stock Purchase Agreement until the Commencement (as defined in the Common Stock Purchase Agreement), which is the time when all of the conditions to the New Near’s right to commence sales of New Near Common Stock to CF set forth in the Common Stock Purchase Agreement have been satisfied, including that a registration statement relating to the Common Stock to be issued in the Common Stock Financing is filed and declared effective by the SEC. After the Commencement, New Near will have the right from time to time at its sole discretion until the first day of the month next following the 36-month period from and after the Commencement, to direct CF to purchase up to a specified maximum amount of shares of New Near Common Stock as set forth in the Common Stock Purchase Agreement. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Common Stock Purchase Agreement” above.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, KludeIn, who is the legal acquirer, will be treated as the “acquired” company for accounting purposes and Near will be treated as the accounting acquirer. Accordingly, the Business Combination will be treated as the equivalent of Near issuing shares at the closing of the Business Combination for the net assets of KludeIn as of the closing date, accompanied by a recapitalization. The net assets of KludeIn will be stated at historical cost, with no goodwill or other intangible assets recorded.

Near has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Near’s stockholders will have the largest voting interest in New Near under both the no redemption and maximum redemption scenarios;

•        The board of directors of the post-combination company has five members, and Near stockholders have the ability to nominate at least the majority of the members of the board of directors;

•        Near’s senior management will be the senior management of the post-combination company;

•        The business of Near will comprise the ongoing operations of New Near; and

•        Near is the larger entity, in terms of substantive operations and employee base.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios as follows:

•        Assuming No Redemptions:    This scenario assumes that no shares of KludeIn common stock are redeemed; and

•        Assuming Maximum Redemptions:    This scenario assumes that 617,864 shares of KludeIn common stock subject to redemption are redeemed for an aggregate payment of approximately $6.4 million. The maximum redemption amount reflects the assumption that KludeIn’s Existing Charter is amended pursuant to the NTA Proposal such that KludeIn will not be required to maintain a minimum net tangible asset value of at least $5,000,001 either immediately prior to or upon the closing of the Business Combination. Should the NTA Proposal not be approved, KludeIn would not be permitted to proceed with the Business Combination unless KludeIn has net tangible asset value of at least $5,000,001 either immediately prior to or upon the closing of the Business Combination. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are an aggregate of 55,011,883 combined company shares to be issued to Near.

After the Business Combination, assuming no redemptions of KludeIn shares for cash, KludeIn Public Stockholders will own approximately 1.0% of the outstanding combined company shares and the former stockholders of Near will own approximately 92.1% of the outstanding combined company shares. Assuming redemption by holders of the outstanding 617,864 KludeIn shares, KludeIn stockholders will own approximately 0.0% of the outstanding combined company shares and the former stockholders of Near will own approximately 93.1% of the outstanding combined company shares (in each case, not giving effect to any shares issuable upon the exercise or conversion of warrants).

The foregoing scenarios are for illustrative purposes only as the actual number of redemptions by KludeIn’s public stockholders is not able to be known prior to the KludeIn stockholder vote with respect to the Business Combination.

The following presents the calculation of basic and diluted weighted average shares outstanding. The computation of diluted income (loss) per share excludes the effect of public and private warrants to purchase 13,825,000 shares because the inclusion of any of these securities would be anti-dilutive.

	Scenario 1 Combined (Assuming No Redemptions)	Scenario 2 Combined (Assuming Maximum Redemptions)
Weighted average shares calculation, basic and diluted
KludeIn public shares	617,864	—
KludeIn Sponsor and director shares	4,075,000	4,075,000
Combined company shares issued in Business Combination	55,011,883	55,011,883
Weighted average shares outstanding(1)	59,704,747	59,086,883
Percent of shares owned by Near holders	92.1%	93.1%
Percent of shares owned by KludeIn public holders	1.0%	0.0%
Percent of shares owned by KludeIn Sponsor and directors	6.9%	6.9%

____________

(1)      Does not reflect the shares that could be issued under the Common Stock Purchase Agreement. Pursuant to the Common Stock Purchase Agreement, New Near has the right to sell to CF Principal Investments LLC (“CF”) up to a Total Commitment (as defined in the Common Stock Purchase Agreement) of $100,000,000 in shares of New Near Common Stock after the Closing, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. In connection with the execution of the Common Stock Purchase Agreement, New Near will issue to CF shares of Common Stock in an amount equal to $2,000,000 at a per-share price based on the price of New Near Common Stock on the Commencement Date as consideration for CF’s irrevocable commitment to purchase the shares of New Near Common Stock upon the terms and subject to the satisfaction of the conditions set forth in the Common Stock Purchase Agreement. Assuming the shares issuable under the Common Stock Purchase Agreement are issued and outstanding as of the Closing, under the no redemption scenario, the percentage ownership held or represented by (i) former KludeIn non-redeeming public stockholders, (ii) the Sponsor and directors, (iii) former Near Stockholders and (iv) CF would total 0.9%, 5.8%, 78.4% and 14.9%, respectively. Under the maximum redemption scenario, if such were issued, the percentage ownership held or represented by (i) former KludeIn non-redeeming public stockholders, (ii) the Sponsor and directors, (iii) former Near Stockholders and (iv) CF would total 0.0%, 5.9%, 79.2% and 15.0%, respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2022

	Near (Historical)	Kludein (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
	(A)	(B)
Assets
Current assets:
Cash and cash equivalents	$9,484,538	$113,062	$6,376,150	(1)	$3,955,862	$(6,376,150)	(2)	$—
			(25,000,000)	(3)		2,420,288	(3)
			(1,072,500)	(5)
			(2,060,070)	(6)
			16,114,682	(7)
Restricted cash	313,667	—	46,000,000	(7)	46,313,667	—		46,313,667
Accounts receivable	27,095,691	—	—		27,095,691	—		27,095,691
Prepaid expenses and other current assets	5,324,945	178,224	3,000,000	(3)	7,503,169	—		7,503,169
			(1,000,000)	(7)
Total Current Assets	42,218,841	291,286	42,358,262		84,868,389	(3,955,862)		80,912,527

Property and equipment, net	5,638,690	—	—		5,638,690	—		5,638,690
Operating lease right-of-use assets	2,181,511	—	—		2,181,511	—		2,181,511
Goodwill	61,621,192	—	—		61,621,192	—		61,621,192
Intangible assets, net	7,656,615	—	—		7,656,615	—		7,656,615
Other assets	2,952,356	—	—		2,952,356	—		2,952,356
Cash and marketable securities held in Trust Account	—	105,664,618	(6,376,150)	(1)	—	—		—
			(100,993,709)	(1a )
			1,030,035	(6)
			675,206	(9)
Total Assets	$122,269,205	$105,955,904	$(63,306,356)		$164,918,753	$(3,955,862)		$160,962,891

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities
Accounts payable	$9,171,507	$1,892,364	$(2,864,891)	(3)	$8,198,980	$2,420,288	(3)	$10,619,268
Accrued expenses	20,882,109	—	(865,297)	(3)	20,808,033	—		20,808,033
			791,221	(7)
Income taxes payable	—	124,924	—		124,924	—		124,924
Promissory note – related party	—	1,030,035	343,345	(6)	—	—		—
			(1,373,380)	(6)
Promissory Note	—	—	686,690	(6)	—	—		—
			(686,690)	(6)
Current portion of long-term borrowings	4,919,029	—	(4,426,891)	(7)	492,138	—		492,138
Operating lease liabilities	603,599	—	—		603,599	—		603,599
Total current liabilities	35,576,244	3,047,323	(8,395,893)		30,227,674	2,420,288		32,647,962

Long-term borrowing, less current portion	26,523,767	—	61,581,114	(7)	88,104,881	—		88,104,881
Long-term operating lease liabilities	1,676,959	—	—		1,676,959	—		1,676,959
Other liabilities	183,915	—	—		183,915	—		183,915
Warrant liabilities	3,773,305	1,659,000	9,090,909	(7)	14,523,214	—		14,523,214
Working capital loan	—	528,300	(528,300)	(5)	—	—		—
Deferred underwriting fee payable	—	6,037,500	(6,037,500)	(3)	—	—		—
Total Liabilities	67,734,190	11,272,123	55,710,330		134,716,643	2,420,288		137,136,931

Redeemable convertible preferred stock	207,417,237	—	(207,417,237)	(4)
Common stock subject to possible redemption	—	105,509,695	(100,993,709)	(1a )	—	—		—
			(4,515,986)	(2)
	207,417,237	105,509,695	(312,926,932)		—	—		—

Stockholders’ Equity (Deficit)
Common stock	8	431	62	(2)	5,971	(62)	(2)	5,909
			5,493	(4)
			(23)	(8)
Additional paid-in capital	69,198,404	—	4,515,924	(2)	270,299,750	(6,376,088)	(2)	263,923,662
			196,585,399	(4)
			23	(8)
Accumulated deficit	(220,018,381)	(10,826,345)	(12,232,312)	(3)	(238,041,358)	—		(238,041,358)
			10,826,345	(4)
			(544,200)	(5)
			(5,921,671)	(7)
			675,206	(9)
Accumulated other comprehensive loss	(2,062,253)	—	—		(2,062,253)	—		(2,062,253)
Total Stockholders’ Equity (Deficit)	(152,882,222)	(10,825,914)	193,910,246		30,202,110	(6,376,150)		23,825,960
Total Liabilities and Stockholders’ Equity (Deficit)	$122,269,205	$105,955,904	$(63,306,356)		$164,918,753	$(3,955,862)		$160,962,891

Refer to accompanying notes

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Nine Months Ended September 30, 2022

	(A) Near (Historical)	(B) Kludein (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$44,464,522	$—	$—		$44,464,522	$—		$44,464,522

Costs and expenses:
Cost of revenue	14,089,420	—	—		14,089,420	—		14,089,420
Sales and marketing	18,403,536	—	—		18,403,536	—		18,403,536
Product and technology	21,624,925	—	—		21,624,925	—		21,624,925
General and administrative	66,667,615	—	—		66,667,615	—		66,667,615
Depreciation and amortization	7,119,055	—	—		7,119,055	—		7,119,055
Operating expenses	—	2,758,585	—		2,758,585	—		2,758,585
Total costs and expenses	127,904,551	2,758,585	—		130,663,136	—		130,663,136
Operating loss	(83,440,029)	(2,758,585)	—		(86,198,614)	—		(86,198,614)

Interest expense, net	(3,068,806)	—	2,987,463	(3)	(16,180,734)	—		(16,180,734)
			(3,261,284)	(4)
			(12,838,107)	(6)
Prepayment expense	—	—	(300,000)	(5)	(300,000)	—		(300,000)
Other income	639,258	—	—		639,258	—		639,258
Gain on extinguishment of debt	689,908	—	—		689,908	—		689,908
Change in fair value of warrants	1,937,106	6,652,710	—		8,589,816	—		8,589,816
Change in fair value of convertible promissory note	—	182,135	—		182,135	—		182,135
Interest earned on investments held in Trust Account	—	855,534	(855,534)	(1)	—	—		—
Unrealized gain (loss) on marketable securities in Trust Account		9,440	(9,440)	(1)	—	—		—
(Loss) income before taxes	(83,242,563)	4,941,234	(14,276,902)		(92,578,231)	—		(92,578,231)
Provision for taxes	(209,909)	(124,924)	—	(7)	(334,833)	—		(334,833)
Net (loss) income	$(83,452,472)	$4,816,310	$(14,276,902)		$(92,913,064)	$—		$(92,913,064)

Weighted average shares outstanding, basic and diluted	—	19,431,084	40,273,663	(8)	59,704,747	(617,864)	(8)	59,086,883
Basic and diluted net income (loss) per share	$—	$0.25			$(1.56)			$(1.57)

Refer to accompanying notes

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2021

	(C) Near (Historical)	UberMedia Transaction Accounting Adjustments*		Near (Pro Forma)	(D) KludeIn (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$45,320,675	$4,789,685		$50,110,360	$—	$—		$50,110,360	$—		$50,110,360

Costs and expenses:
Cost of revenue	12,918,041	1,399,124		14,317,165	—	—		14,317,165	—		14,317,165
Sales and marketing	10,731,042	827,318		11,558,360	—	—		11,558,360	—		11,558,360
Product and technology	16,718,467	1,561,596		18,280,063	—	—		18,280,063	—		18,280,063
General and administrative	14,400,851	459,303		14,860,154	—	—		14,860,154	—		14,860,154
Depreciation and amortization	8,230,623	5,743		9,506,085	—	—		9,506,085	—		9,506,085
		1,269,719	(a)
Operating expenses	—	—		—	1,605,912	12,232,312	(2)	13,838,224	—		13,838,224
Total costs and expenses	62,999,024	5,522,803		68,521,827	1,605,912	12,232,312		82,360,051	—		82,360,051
Operating loss	(17,678,349)	(733,118)		(18,411,467)	(1,605,912)	(12,232,312)		(32,249,691)	—		(32,249,691)

Interest expense, net	(2,667,400)	(132,274)		(2,794,674)	—	2,739,226	(3)	(18,002,526)	—		(18,002,526)
						(829,602)	(4)
		5,000	(b)			(17,117,476)	(6)
Prepayment expense	—	—		—	—	(1,530,785)	(5)	(1,530,785)	—		(1,530,785)
Gain on extinguishment of debt	707,164	—		707,164	—	—		707,164	—		707,164
Other income	429,237	—		429,237	—	—		429,237	—		429,237
Change in fair value of warrants	(1,540,895)	209,478		(1,540,895)	1,642,290	—		101,395	—		101,395
		(209,478)	(b)
Transaction costs allocated to warrants	—	—		—	(523,013)	—		(523,013)	—		(523,013)
Interest earned on investments held in Trust Account	—	—		—	78,398	(78,398)	(1)	—	—		—
Unrealized gain on marketable securities in Trust Account	—	—		—	2,211	(2,211)	(1)	—	—		—
Loss before taxes	(20,750,243)	(860,392)		(21,610,635)	(406,026)	(29,051,558)		(51,068,219)	—		(51,068,219)
Provision for taxes	(305,356)	(7,480)		(312,836)	—	—	(7)	(312,836)	—		(312,836)
Net loss	$(21,055,599)	$(867,872)		$(21,923,471)	$(406,026)	$(29,051,558)		$(51,381,055)	$—		$(51,381,055)

Weighted average shares outstanding, basic and diluted	—	—		—	21,073,146	38,631,601	(8)	59,704,747	(617,864)	(8)	59,086,883
Basic and diluted net loss per share	$—	$—		$—	$(0.02)			$(0.86)			$(0.87)

Refer to accompanying notes

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.      Basis of Presentation

The unaudited pro forma condensed combined financial information has been adjusted to give effect to transaction accounting adjustments related to the Business Combination and the Financing Agreement linking the effects of the Business Combination to the historical financial information.

The Business Combination and the Financing Agreement will be accounted for as a reverse recapitalization in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations. Near has been determined to be the accounting acquirer under both the no redemption and the maximum redemption scenarios. Under the reverse recapitalization model, the Business Combination and the Financing Agreement will be treated as Near issuing equity for the net assets of KludeIn, with no goodwill or intangible assets recorded.

The pro forma adjustments have been prepared as if the Business Combination and the Financing Agreement had been consummated on September 30, 2022, in the case of the unaudited pro forma condensed combined balance sheet, and as if the UberMedia Inc. acquisition, which was consummated on Near on March 31, 2021 and the Business Combination and the Financing Agreement had been consummated on January 1, 2021, the beginning of the earliest period presented, in the case of the unaudited pro forma condensed combined statements of operations.

The pro forma condensed combined balance sheet as of September 30, 2022 has been prepared using the following:

•        Near’s historical unaudited condensed consolidated balance sheet as of September 30, 2022, as included elsewhere in this prospectus.

•        KludeIn’s historical unaudited condensed consolidated balance sheet as of September 30, 2022, as included elsewhere in this prospectus.

The pro forma condensed combined statement of operations for the nine months ended September 30, 2022 has been prepared using the following:

•        Near’s historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2022, as included elsewhere in this prospectus.

•        KludeIn’s historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2022, as included elsewhere in this prospectus.

The pro forma combined statement of operations for the year ended December 31, 2021 has been prepared using the following:

•        Near’s historical consolidated statement of operations for the year ended December 31, 2021, as included elsewhere in this prospectus.

•        KludeIn’s historical statement of operations for the year ended December 31, 2021, as included elsewhere in this prospectus.

•        UberMedia Inc.’s historical condensed consolidated statement of operations for the three months ended March 31, 2021, as included elsewhere in this prospectus.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of New Near after giving effect to the Business Combination and the Financing Agreement. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination and the Financing Agreement are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. The Company has elected not to present any “management adjustments.”

In the event cash available at closing is insufficient to meet the Minimum Cash Condition after taking into account the amount of Redemptions and other available sources of financing, a condition to closing may not be met.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and the Financing Agreement taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Near and KludeIn.

On January 6, 2023, KludeIn’s stockholders approved the Second Extension Amendment, extending the date by which KludeIn must consummate its initial business combination from January 11, 2023 to April 11, 2023 (or such earlier date as determined by the KludeIn Board). If KludeIn does not consummate a Business Combination by April 11, 2023, KludeIn will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board, dissolve and liquidate.

2.      Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2022 are as follows:

(A)    Derived from the unaudited condensed consolidated balance sheet of Near as of September 30, 2022.

(B)    Derived from the unaudited condensed balance sheet of KludeIn as of September 30, 2022.

(1)    To reflect the release of cash from marketable securities held in the Trust Account.

(1a)   To reflect the redemption of 9,786,530 Public Shares for cash payment of approximately $101.0 million in connection with the Second Extension.

(2)     In Scenario 1, which assumes no KludeIn stockholders exercise their redemption rights, the common stock subject to redemption for cash amounting to $105.5 million would be transferred to permanent equity. In Scenario 2, which assumes the same facts as described in Item 1 above, but also assumes the maximum number of shares are redeemed for cash by the KludeIn stockholders, $6.4 million would be paid out in cash.

(3)    In Scenario 1, to record an aggregate of $25.0 million of estimated legal, financial advisory and other professional fees related to the Business Combination, of which $12.2 million represents the payment of estimated legal, financial advisory and other professional fees related to the Business Combination, $3.0 million represents the prepayment of directors’ and officers’ insurance premium, $2.9 million represents the payment of accounts payable, $0.9 million represents the payment of accrued expenses and $6.0 million represents the payment of deferred underwriting fees. The direct, incremental costs of the Business Combination related to the legal, financial advisory, accounting and other professional fees of approximately $12.2 million is reflected as an adjustment to accumulated deficit.

         In Scenario 2, to record an aggregate of $22.5 million of estimated legal, financial advisory and other professional fees related to the Business Combination, of which $12.2 million represents the payment of estimated legal, financial advisory and other professional fees related to the Business Combination, $3.0 million represents the prepayment of directors’ and officers’ insurance premium, $0.4 million represents the payment of accounts payable, $0.9 million represents the payment of accrued expenses and $6.0 million represents the payment of deferred underwriting fees.

(4)    To reflect the recapitalization of Near through (a) the contribution of all the share capital in Near (consisting of redeemable preferred shares and ordinary shares) to New Near common stock (b) the issuance of 55,011,883 New Near shares and (c) the elimination of the historical accumulated deficit of KludeIn of $10.8 million, the legal acquirer.

(5)    To reflect the repayment at Closing of the working capital convertible promissory note due to related parties in the aggregate amount of $1.1 million as the Sponsor’s intention is to be repaid in cash.

(6)    To reflect the borrowings subsequent to September 30, 2022 in the amount of (a) $0.3 million under the Extension Note and the subsequent repayment at Closing of the Extension Note in the aggregate amount of $1.4 million and (b) $0.7 million under the Near Extension Note and the subsequent repayment at Closing of the Near Extension Note in the aggregate amount of $0.7 million, which is outstanding as of December 12, 2022.

(7)    To record the Financing Agreement entered into in the form of a Senior Secured Term loan in the aggregate principal amount of $100 million. In connection with the Financing Agreement, Near (a) recorded an original issue discount of $3 million, (b) recorded a discount to the term loan in the amount of $9.1 million, with a corresponding credit to warrant liability for the fair value of the warrants issued to Blue Torch, (c) recorded deferred financing fees of $0.8 million and (d) deposited $46 million of cash into a restricted escrow account, to be later released upon the satisfaction of certain covenants as specified in the Financing Agreement. In addition, Near utilized proceeds from the Financing Agreement to repay previously existing debt in the aggregate principal amount of $33.9 million. As a result, Near (i) repaid $1.1 million of previously accrued financing costs, (ii) fully amortized remaining debt issue costs and deferred financing fees of $4.6 million, and (iii) paid an aggregate of $1.8 million in prepayment penalties and interest. As of January 8, 2023, Near has drawn $56 million under the Financing Agreement and anticipates drawing down an additional $15 million at Closing.

(8)    Cash and cash equivalents available under the maximum contractual redemption scenario is based on (i) approximately $11 million of cash of Near at Closing, (ii) maximum contractual redemptions and (iii) additional $15 million of drawdowns under the Financing Agreement, less (x) approximately $28.2 million of aggregate transaction expenses (which includes outstanding drawdown on the Financing Agreement). Does not include $29 million held in a restricted escrow account under the Financing Agreement, which is included in Permitted Debt available to Near in the calculation of the Minimum Cash Condition.

(9)    To record interest earned on the marketable securities held in the Trust Account subsequent to September 30, 2022.

Unaudited Condensed Combined Pro Forma Adjustments to the Statements of Operations

3.      Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2022 and the Twelve Months Ended December 31, 2021

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statements of operations are as follows:

(A)    Derived from the unaudited condensed consolidated statement of operations of Near for the nine months ended September 30, 2022.

(B)    Derived from the unaudited condensed consolidated statement of operations of KludeIn for the nine months ended September 30, 2022.

(C)    Derived from the audited consolidated statement of operations of Near for the year ended December 31, 2021.

(D)    Derived from the audited statement of operations of KludeIn for the year ended December 31, 2021.

*       Represents the addition of UberMedia pre-acquisition activity for the period January 1, 2021 through March 31, 2021 to the historical Near consolidated statement of operations for the year ended December 31, 2021, and pro forma adjustments related to the UberMedia acquisition.

The UberMedia Inc. acquisition Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 are as follows:

(a)     Adjustment to include pre-acquisition amortization on the fair value of the acquired intangibles.

(b)    Adjustment to eliminate the derivative liability and interest expense for the Montage warrants as of the earliest period presented, as the warrants would not exist as of January 1, 2021, since the warrants are assumed to have been bought out as of January 1, 2021.

The Business Combination pro forma Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022 are as follows:

(1)    Represents an adjustment to eliminate interest income on marketable securities and unrealized (loss) gain on marketable securities held in the trust account as of the beginning of the period.

(2)    Represents an adjustment to eliminate the effect of the pro forma balance sheet adjustment presented in Entry #2(3) above in the aggregate amount of $12.2 million for the direct, incremental costs of the Business Combination, assuming those adjustments were made as of the beginning of the fiscal year presented. As these costs are directly related to the Business Combination, they are not expected to recur in the income of the combined company beyond 12 months after the Business Combination.

(3)    To eliminate interest expense recognized on previously issued debt that was settled in connection with the Financing Agreement.

(4)    To fully amortize remaining debt issue costs and deferred financing fees on previously issued debt that was settled in connection with the Financing Agreement.

(5)    To record prepayment penalties and interest due to the early settlement of previously issued debt.

(6)    To record interest expense in the aggregate of $12.8 million incurred in connection with the Financing Agreement for the nine months ended September 30, 2022 in the amount of (a) $10.4 million for contractual interest expense, (b) $0.6 million for the amortization of the original issue discount, (c) $0.1 million for the amortization of deferred financing fees and (d) $1.7 million for the amortization of the discount on the term loan. To record interest expense in the aggregate of $17.1 million incurred in connection with the Financing Agreement for the year ended December 31, 2021 in the amount of (a) $13.9 million for contractual interest expense, (b) $0.7 million for the amortization of the original issue discount, (c) $0.2 million for the amortization of deferred financing fees and (d) $2.3 million for the amortization of the discount on the term loan.

(7)    Although the blended United Stated federal statutory rate for the redomesticated entity post business combination would be 21%, the combined pro forma information under both scenarios results in a net loss for tax purposes. As such, a full valuation allowance has been applied resulting in no adjustment.

(8)    The calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that KludeIn’s initial public offering occurred as of the beginning of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed for the entire period.

4.      Net Income (Loss) per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2021. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented.

The amounts presented above and below do not give effect to any shares of New Near common stock that may be issued pursuant to the Common Stock Purchase Agreement. Pursuant to the Common Stock Purchase Agreement, New Near has the right to sell to CF up to $100,000,000 shares of New Near Common Stock after the Closing, subject to the terms and conditions set forth therein. In connection with the execution of the Common Stock Purchase Agreement, New Near will issue to CF $2,000,000 of shares of New Near Common Stock at a per-share price based on the price of New Near Common Stock on the Commencement Date as a commitment fee. Assuming the shares issuable under the Common Stock Purchase Agreement are issued and outstanding as of the Closing, under the no redemption scenario, basic and diluted net loss per share for the nine months ended September 30, 2022 and the year ended December 31, 2021 would be $(1.33) per share and $(0.73) per share, respectively. Under the maximum redemption scenario, if such shares were issued, basic and diluted net loss per share for the nine months ended September 30, 2022 and the year ended December 31, 2021 would be $(1.34) per share and $(0.74) per share, respectively.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of KludeIn’s public shares:

	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Nine Months Ended September 30, 2022
Net loss	$(92,913,064)	$(92,913,064)
Weighted average shares outstanding – basic and diluted	59,704,747	59,086,883
Basic and diluted net loss per share	$(1.56)	$(1.57)

Year Ended December 31, 2021
Net loss	$(51,381,055)	$(51,381,055)
Weighted average shares outstanding – basic and diluted	59,704,704	59,086,883
Basic and diluted net loss per share	$(0.86)	$(0.87)
Weighted average shares calculations, basic and diluted	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
KludeIn public shares	617,864	—
KludeIn initial stockholders	4,075,000	4,075,000
Near stockholders	55,011,883	55,011,883
Weighted average shares outstanding – basic and diluted	59,704,747	59,086,883

The above presents the calculation of basic and diluted weighted average shares outstanding. The computation of diluted income (loss) per share excludes the effect of public and private warrants to purchase 13,825,000 shares because the inclusion of any of these securities would be anti-dilutive.

INFORMATION ABOUT KLUDEIN

General

KludeIn is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. KludeIn is an early-stage and emerging growth company and, as such, KludeIn is subject to all of the risks associated with early-stage and emerging growth companies.

Initial Public Offering and Private Placement

On September 24, 2020, the Sponsor paid $25,000 in consideration for 4,312,500 shares of Class B Common Stock (the “Founder Shares”).

On January 11, 2021, KludeIn consummated its IPO of 17,250,000 KludeIn Units. Each KludeIn Unit consists of one Class A Common Share, and one-half of one redeemable warrant of KludeIn, with each whole Warrant entitling the holder thereof to purchase one Class A Common Share for $11.50 per share. The KludeIn Units were sold at a price of $10.00 per unit, generating gross proceeds to KludeIn of $17,250,000. KludeIn granted the underwriters in the IPO a 45-day option to purchase up to an additional 2,250,000 KludeIn Units to cover over-allotments, if any. The underwriters exercised their full over-allotment option concurrently with the consummation of the IPO and the over-allotment units were included in the referenced 17,250,000 KludeIn Units sold at the closing of the IPO.

Simultaneously with the closing of the IPO, KludeIn completed the private sale of an aggregate of 5,200,000 warrants to the Sponsor at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $5,200,000.

A total of $172,500,000 was placed in the Trust Account at J.P. Morgan Chase Bank, N.A., with Continental acting as trustee. In connection with the Extension Amendment, KludeIn stockholders holding 6,845,606 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $68,488,348 (approximately $10.00 per share) was removed from the Trust Account to pay such holders. In connection with the Second Extension Meeting, stockholders holding 9,786,530 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $6.376 million remained in the Trust Account. Following redemptions, KludeIn has 617,864 Public Shares outstanding.

Fair Market Value of Target Business

Nasdaq rules require that KludeIn must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions). The KludeIn Board determined that this test was met in connection with the proposed Business Combination as described in the section titled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement” in this proxy statement/prospectus.

KludeIn will complete the Business Combination only if (i) each of the Business Combination Proposal, the Nasdaq Proposal and the Equity Incentive Plan Proposal receive the affirmative vote of a majority of the votes cast by holders of shares of KludeIn Common Stock, voting together as a single class at a meeting at which a quorum is present, (ii) the director nominees in the Director Election Proposal are elected by a plurality of the votes cast and (iii) the Charter Proposal receives the affirmative vote of the holders of a majority of the outstanding shares of KludeIn Common Stock, voting together as a single class at a meeting at which a quorum is present. A majority of the voting power of the issued and outstanding KludeIn Common Stock entitled to vote at the Special Meeting must be present online or represented by proxy at the Special Meeting to constitute a quorum and in order to conduct business. The holders of the Founder Shares, who currently own approximately 87.5% of the issued and outstanding shares of KludeIn Common Stock, will count towards this quorum.

Insiders’ Voting Requirements in Connection with Special Meeting

Pursuant to the terms of the letter agreement (the “Insider Letter”) entered into with KludeIn, the Sponsor and KludeIn’s officers and directors in connection with KludeIn’s IPO have agreed to vote any Founder Shares held by them and any KludeIn Class A Shares purchased during or after KludeIn’s IPO in favor of an initial business combination. The Sponsor, KludeIn’s directors and officers and their permitted transferees own at least 20% of its outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the Special Meeting, and the Insider Letter, may make it more likely that KludeIn will consummate the Business Combination. In addition, pursuant to the terms of the Insider Letter, the Sponsor and KludeIn’s officers and directors have agreed, for no additional consideration, to waive their redemption rights with respect to any shares of KludeIn Common Stock (including the Founder Shares) held by them in connection with the completion of a business combination.

Redemption of Public Shares and Liquidation if No Initial Business Combination

KludeIn’s Existing Charter provides that KludeIn will have until April 11, 2023 to complete its initial business combination. If KludeIn is unable to complete its initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the trust account and not previously released to us to pay KludeIn’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of KludeIn’s remaining stockholders and the KludeIn Board, liquidate and dissolve, subject in each case to KludeIn’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to KludeIn’s warrants, which will expire worthless if KludeIn fails to complete its initial business combination by April 11, 2023.

Pursuant to the Insider Letter, KludeIn’s Sponsor, officers and directors have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if KludeIn fails to complete its initial business combination within the period set forth in KludeIn’s amended and restated certificate of incorporation. This waiver was made at the time of the IPO for no additional consideration. However, if KludeIn’s Sponsor, officers or directors acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if KludeIn fails to complete its initial business combination within the allotted time period.

KludeIn’s Sponsor, officers and directors have agreed that they will not propose any amendment to KludeIn’s to (A) modify the substance or timing of KludeIn’s obligation to provide for the redemption of KludeIn’s Public shares in connection with an initial business combination or to redeem 100% of KludeIn’s Public Shares if KludeIn does not complete its initial business combination by April 11, 2023 (unless extended by KludeIn’s stockholders) or (B) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless KludeIn provides its public stockholders with the opportunity to redeem their Class A Common Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to KludeIn to pay its taxes, divided by the number of then outstanding Public Shares. However, if the NTA Proposal is not approved and adopted, KludeIn will only redeem its Public Shares so long as (after such redemption) KludeIn’s net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of KludeIn’s initial business combination and after payment of deferred underwriter’s fees and commissions (so that KludeIn is not subject to the SEC’s “penny stock” rules). If the NTA Proposal is not approved and adopted and this optional redemption right is exercised with respect to an excessive number of Public Shares such that KludeIn cannot satisfy the net tangible asset requirement, KludeIn would not proceed with the amendment or the related redemption of KludeIn’s Public Shares at such time.

KludeIn expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of proceeds held outside the Trust Account, although KludeIn cannot assure you that there will be sufficient funds for such purpose. KludeIn depends on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations it may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, KludeIn may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Prior to removing any interest, if any, earned on the Trust Account and not previously released to KludeIn to pay taxes, the per-share redemption amount received by stockholders upon KludeIn’s dissolution would be approximately $10.44 as of the Record Date. The proceeds deposited in the Trust Account could, however, become subject to the claims of KludeIn’s creditors which would have higher priority than the claims of its public stockholders. KludeIn cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.44. Under Section 281(b) of the DGCL, KludeIn’s plan of dissolution must provide for all claims against KludeIn to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before KludeIn makes any distribution of its remaining assets to its stockholders. While KludeIn intends to pay such amounts, if any, KludeIn cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although KludeIn has and will seek to have all vendors, service providers, prospective target businesses and other entities with which KludeIn does business execute agreements with KludeIn waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of KludeIn’s public stockholders, such parties may not execute such agreements or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against KludeIn’s assets, including the funds held in the Trust Account. If any third party refuses to enter into an agreement waiving such claims to the monies held in the Trust Account, KludeIn’s management will consider whether competitive alternatives are reasonably available to KludeIn, and will only enter into an agreement with such third party if KludeIn’s management believes that such third party’s engagement would be in the best interests of KludeIn under the circumstances. Examples of possible instances where KludeIn may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum LLP (“Marcum”), KludeIn’s independent registered public accounting firm, and the IPO Underwriters did not execute agreements with KludeIn waiving such claims to the monies held in the Trust Account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with KludeIn and will not seek recourse against the Trust Account for any reason. Upon redemption of KludeIn’s Public Shares, if KludeIn is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with KludeIn’s initial business combination, KludeIn will be required to provide for payment of claims of creditors that were not waived that may be brought against KludeIn within the 10 years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable if and to the extent any claims by a third party for services rendered or products sold to KludeIn, or a prospective target business with which KludeIn has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under KludeIn’s indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. However, KludeIn has not asked the Sponsor to reserve for such indemnification obligations, nor has KludeIn independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations, and believe that the Sponsor’s only assets are securities of KludeIn. Therefore, KludeIn cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for KludeIn’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, KludeIn may not be able to complete its initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of KludeIn’s officers or directors will indemnify KludeIn for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, KludeIn’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While KludeIn currently expects that KludeIn’s independent directors would take legal action on KludeIn’s behalf against the Sponsor to enforce its indemnification obligations to KludeIn, it is possible that KludeIn’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. KludeIn has not asked the Sponsor to reserve for such indemnification obligations and KludeIn cannot assure you that the Sponsor would be able to satisfy those obligations, and believes that the Sponsor’s only assets are securities of our company. Accordingly, KludeIn cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Public Share.

KludeIn will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with KludeIn waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under KludeIn’s indemnity of the underwriters of KludeIn’s IPO against certain liabilities, including liabilities under the Securities Act. KludeIn will have access to up to approximately $113,062 of funds held outside the Trust Account, as of September 30, 2022, including the proceeds of the January Sponsor Promissory Note, with which to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that KludeIn liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from KludeIn’s Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of KludeIn’s Trust Account distributed to KludeIn’s public stockholders upon the redemption of KludeIn’s Public Shares in the event KludeIn does not complete its initial business combination before April 11, 2023 (unless extended by KludeIn’s stockholders) may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of the Trust Account distributed to KludeIn’s public stockholders upon the redemption of KludeIn’s Public Shares in the event KludeIn does not complete its initial business combination before April 11, 2023 (unless extended by KludeIn’s stockholders), is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If KludeIn is unable to complete its initial business combination before April 11, 2023 (unless extended by KludeIn’s stockholders), KludeIn will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to KludeIn to pay KludeIn’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of KludeIn’s remaining stockholders and the KludeIn Board, dissolve and liquidate, subject in each case to KludeIn’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is KludeIn’s intention to redeem KludeIn’s Public Shares as soon as reasonably possible following April 11, 2023, and, therefore, KludeIn does not intend to comply with those procedures. As such, KludeIn’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of KludeIn’s stockholders may extend well beyond the third anniversary of such date.

Because KludeIn will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires it to adopt a plan, based on facts known to it at such time, that will provide for KludeIn’s payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent 10 years. However, because KludeIn is a blank check company rather than an operating company, and KludeIn’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from KludeIn’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in KludeIn’s IPO underwriting agreement, KludeIn has and will seek to have all vendors, service providers, prospective target businesses or other entities with which KludeIn does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against KludeIn are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under KludeIn’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

If KludeIn files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in KludeIn’s bankruptcy estate and subject to the claims of third parties with priority over the claims of KludeIn’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, KludeIn cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if KludeIn files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by KludeIn’s stockholders. Furthermore, the KludeIn Board may be viewed as having breached its fiduciary duty to KludeIn’s creditors and/or may have acted in bad faith, and thereby exposing itself and KludeIn to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. KludeIn cannot assure you that claims will not be brought against it for these reasons.

KludeIn’s public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of KludeIn’s initial business combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend any provisions of KludeIn’s Existing Charter to (A) modify the substance or timing of KludeIn’s obligation to provide for the redemption of KludeIn’s Public Shares in connection with an initial business combination or to redeem 100% of KludeIn’s Public Shares if KludeIn does not complete its initial business combination before April 11, 2023 (unless extended by KludeIn’s stockholders) or (B) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of all of KludeIn’s Public Shares if KludeIn is unable to complete its business combination before April 11, 2023 (unless extended by KludeIn’s stockholders), subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In connection with stockholder approval for the Business Combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to KludeIn for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above. These provisions of KludeIn’s Existing Charter, like all provisions of KludeIn’s Existing Charter, may be amended with a stockholder vote.

Facilities

KludeIn’s executive offices are located at 1096 Keeler Avenue, Berkeley CA 94708, and KludeIn’s telephone number is (650) 246-9907. KludeIn’s executive offices are currently provided to KludeIn by an affiliate of Arjun Divecha, KludeIn’s Special Advisor, at no charge, until such time as KludeIn may enter into a lease for office space with an unaffiliated third party. KludeIn considers its current office space adequate for its current operations. Upon consummation of the Business Combination, the principal executive offices of KludeIn will be those of Near.

Employees

KludeIn currently has four officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to KludeIn’s affairs until KludeIn has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for KludeIn’s initial business combination and the stage of the initial business combination process KludeIn is in.

Periodic Reporting and Financial Information

KludeIn Units, KludeIn Class A Shares and Public Warrants are registered under the Exchange Act and KludeIn has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, KludeIn’s annual reports contain financial statements audited and reported on by its independent registered public accounting firm.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against KludeIn or any members of KludeIn’s management team in their capacity as such.

Directors and Executive Officers

The below lists KludeIn’s officers and directors as of September 30, 2022. Concurrently with the Closing, certain of KludeIn’s officers and directors will resign from their respective positions at KludeIn.

Name	Age	Position
Narayan Ramachandran	59	Chief Executive Officer and Chairman
Mini Krishnamoorthy	43	Chief Financial Officer and Director
Sriram Raghavan	49	Co-President
Dr. Ashish Gupta	55	Co-President
Krishnan Rajagopalan	62	Director
Madhavan Rangaswami	67	Director
Mark Bailey	63	Director

The experience of our directors, executive officers and special advisor is as follows:

Narayan Ramachandran, KludeIn’s Chairman and Chief Executive Officer since inception, is a successful investment professional with over three decades of investment experience. Between January 2016 and December 2019, Mr. Ramachandran served as a General Partner and Vice Chairman of L Catterton Asia, a leading consumer-focused private equity firm with more than $3 billion in assets under management. Prior to that, Mr. Ramachandran co-founded InKlude Labs, a social enterprise incubator, and KludeIn Ventures, a Palo Alto-based investment firm focused on strategic investments in high growth companies, and has served as the Chairman and General Partner of KludeIn Management LLC, since June 2015. He previously served as the head of Morgan Stanley in India from July 2006 to February 2010, and also led Morgan Stanley’s Global Emerging Markets and Global Asset Allocation portfolio management teams from March 2001 to July 2006, managing over $25 billion in assets. Mr. Ramachandran received a B.S with distinction in chemical engineering from IIT Bombay, and holds an MBA from the Ross School of Business, University of Michigan. Mr. Ramachandran is a Chartered Financial Analyst.

Mini Krishnamoorthy, KludeIn’s Chief Financial Officer and Director since inception, has served as the Chief Financial Officer and the Head of Data Analytics for ZeeMee Inc., a venture-funded education technology company based in Silicon Valley, since September 2016, where she leads a team of data scientists to provide key analytics to customers. She has effectively overseen key growth initiatives at ZeeMee Inc and now works with 75 universities in the United States who use ZeeMee’s services to effectively recruit undergraduate students globally. From 2015 to 2016, Ms. Krishnamoorthy served as a senior member of the Capital Markets team of Kabbage, Inc., a financial technology company providing small business loans. From 2013 to 2015, Ms. Krishnamoorthy served as Chief of Staff for Corporate Development and Treasury at HP Inc. and was part of the strategy and planning team during HP’s restructure. Previously, she worked at Deutsche Bank as part of Global Banking and Markets Chief Operating Office team in London and started her career at Commonwealth Bank of Australia in the Structured Finance team. Ms. Krishnamoorthy received her MBA from Macquarie Graduate School of Management in Sydney, Australia, and a Bachelor’s Degree in Actuarial Studies from Macquarie University in Sydney, Australia.

Sriram Raghavan, KludeIn’s Co-President since inception, is a serial entrepreneur and investor in both the public and private markets. Mr. Raghavan co-founded KludeIn, an investment partnership, in 2015, and has served as a General Partner since then. From October 2018 to December 2019, he was a Partner with L Catterton Asia. Prior to that, Mr. Raghavan served on the Strategic Advisory Board of L Catterton, where he provided leadership in Consumer Technology Investing. Prior to that, Mr. Raghavan has founded, built and sold technology focused companies in the

United States and India, including Comat Technologies, a social enterprise specializing in delivering of information based services to rural India, in 2011. He was also an early contributor to the design of the Aadhar system, India’s unique ID system covering over a billion residents. Mr. Raghavan received his B.S. in Electronics Engineering, and attended the Executive Program of Global Leadership and Public Policy for the 21st Century at the John F. Kennedy School of Government at Harvard University in 2010. Mr. Raghavan has also received several personal accolades in recognition of his work, including being honored with the Social Innovation Park Fellow Award in 2010 as a high achieving individual creating systemic social change and the Young Global Leader by the World Economic Forum for 2010.

Dr. Ashish Gupta, KludeIn’s Co-President since inception, is a successful entrepreneur and investment professional with over 25 years of technology investment experience in the United States and in India. Since 2014, Dr. Gupta has been an independent business consultant through his consulting firm, GGT2 LLC. He co-founded Helion Advisors which advised over $600 million of investments in India based startups. He currently serves on the board of directors of Info Edge (NSE INDIA: NAUKRI) and Hindustan Unilever (NSE INDIA: HINDUNILVR) in India. Dr. Gupta has co-founded two successful companies, Junglee (acquired by Amazon) and Tavant Technologies, and previously worked as a Kauffman Fellow at Woodside Fund from 2003 to 2004 and as an Investment Partner at Woodside Fund from 2004 to 2005. Dr. Gupta worked was a senior member of the Technical Staff at Oracle Corporation from 1995 to 1996 and as a member of the Research Staff at IBM from 1994 to 1995. Dr. Gupta received a Ph.D. in Computer Science from Stanford University and a B.S. in Computer Science from IIT Kanpur, where he was awarded the President’s Gold medal.

Krishnan Rajagopalan, a director at KludeIn since January 2021, is President and Chief Executive Officer for Heidrick & Struggles (Nasdaq: HSII) a global leadership advisory firm providing executive search, leadership assessment and development, organization and team effectiveness, and culture shaping services. He also serves on the Board of Directors of Heidrick & Struggles. He has been with Heidrick & Struggles for over 20 years. Prior to joining Heidrick & Struggles, Mr. Rajagopalan was a Vice President and Partner with A.T. Kearney Consulting. Mr. Rajagopalan earned a Master of Business Administration degree from The University of Chicago Booth School of Business, and holds Master of Science and Bachelor of Science degrees in engineering from Johns Hopkins University. He has been recognized as one of the “100 Most Influential Executive Recruiters in the World” by Business Week. He is also a recipient of the Distinguished Alumnus Award from Johns Hopkins University, a member of its G.W.C. Whiting School of Engineering National Advisory Council and a member of the US-China Business Council where he serves as Head of the Nominating Committee.

Madhavan “M.R.” Rangaswami, a director at KludeIn since January 2021, is co-founder and Managing Director of Sand Hill Group, one of the earliest angel investment firms in Silicon Valley that was founded in 1997. He also served as a director at BDNA Inc., an enterprise technology company from 2000 until its acquisition in 2017. Prior to that, he served as Chief Marketing Officer at Baan Company from 1995 to 1996 and VP of Applications Marketing from 1988 to 1992 at Oracle Corporation where he helped launch products and markets. Mr. Rangaswami holds a Bachelor’s degree in Commerce and a Bachelor’s degree in Law from University of Madras and an MBA from Kent State University.

Mark Bailey, a director at KludeIn since January 2021, is a founder & partner of DFJ Growth in Menlo Park, California and has served in that capacity since its inception in September 2005. Mr. Bailey has served on the boards of directors of a number of companies, including Cylance, Inc. and Immuta, Inc. He holds a B.S.E. in electrical engineering and computer science from Princeton University and an MBA from Harvard University.

Arjun Divecha, a special advisor to KludeIn since January 2021, is a Portfolio Manager Grantham Mayo Van Otterloo (GMO), a Boston-based investment management firm. Mr. Divecha joined GMO in 1993 and is responsible for the firm’s emerging equity funds. He has served on GMO’s Board of Directors for the past 20 years, and has served as Chairman for the past 10 years. From 1981 to 1993, Mr. Divecha worked at BARRA (a Berkeley-based fintech SAAS firm, which was acquired by MSCI in 2004), directing software development, marketing, client service and emerging markets research and development. He is the Founder-Director of The Divecha Centre for Climate Change at the Indian Institute of Science, Bangalore, and a board member of the Bay Area chapter of Pratham. Mr. Divecha received a B.S. in Aeronautical Engineering from IIT Bombay and holds an MBA from Cornell University.

Family Relationship

Ms. Krishnamoorthy, KludeIn’s Chief Financial Officer and Director, is the wife of Mr. Raghavan, KludeIn’s Co-President. There are no other family relationships among any of KludeIn’s directors or executive officers that are required to be disclosed by Regulation S-K.

Number and Terms of Office of Officers and Directors

KludeIn has five directors. The KludeIn Board is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two-year term. In accordance with Nasdaq’s corporate governance requirements, KludeIn is not required to hold an annual meeting until one full year after our first fiscal year end following its listing on Nasdaq.

The term of office of KludeIn’s first class of directors, consisting of Messrs. Rajagopalan, Rangaswami and Bailey, will expire at our first annual meeting of stockholders. The term of office of KludeIn’s second class of directors, consisting of Mr. Ramachandran and Ms. Krishnamoorthy, will expire at the second annual meeting of stockholders.

KludeIn’s officers are appointed by the KludeIn Board and serve at the discretion of the KludeIn Board, rather than for specific terms of office. The KludeIn Board is authorized to appoint persons to the offices set forth in KludeIn’s bylaws as it deems appropriate. KludeIn’s bylaws provide that our officers may consist of Chairman of the Board, Chief Executive Officer, Chief Financial Officer, one or more Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the KludeIn Board.

Committee Membership, Meetings and Attendance

KludeIn currently have the following standing committees: the audit committee and the compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company each be comprised solely of independent directors. Each of the standing committees of the Board of Directors is comprised entirely of independent directors.

During the fiscal year ended December 31, 2021:

•        the KludeIn Board held seven meetings and acted by unanimous written consent in lieu of a meeting twice;

•        five meetings of the audit committee were held; and

•        no meeting of the compensation committee was held.

Each of KludeIn’s incumbent directors attended or participated in at least 75% of the meetings of the KludeIn Board and the respective committees of which he is a member held during the period such incumbent director was a director during the fiscal year ended December 31, 2021.

KludeIn encourages all of its directors to attend our annual meetings of stockholders. This special meeting in lieu of an annual meeting will be the first annual meeting of stockholders of KludeIn.

Audit Committee

KludeIn has established an audit committee of the KludeIn Board. Messrs. Rajagopalan, Rangaswami and Bailey serve as members of our audit committee, and Mr. Bailey chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, KludeIn is required to have at least three members of the audit committee, all of whom must be independent. Each of Messrs. Rajagopalan, Rangaswami and Bailey meets the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and the KludeIn Board has determined that Mr. Bailey qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

KludeIn has adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

KludeIn has established a compensation committee of the KludeIn Board. Messrs. Rajagopalan and Bailey serve as members of KludeIn’s compensation committee. Under the Nasdaq listing standards and applicable SEC rules, KludeIn is required to have at least two members of the compensation committee, all of whom must be independent. Messrs. Rajagopalan and Bailey are independent and Mr. Rajagopalan chairs the compensation committee.

KludeIn has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, other than the reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of KludeIn’s existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The Existing Charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

KludeIn does not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(1) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The KludeIn Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who participate in the consideration and recommendation of director nominees are Messrs. Rajagopalan, Rangaswami and Bailey. In accordance with the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, KludeIn does not have a nominating committee charter in place.

The KludeIn Board also considers director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). KludeIn stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in KludeIn’s bylaws.

KludeIn has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for directorship, the KludeIn Bboard considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of KludeIn’s stockholders.

Code of Ethics

KludeIn has adopted a Code of Ethics applicable to its directors, officers and employees. KludeIn has filed a copy of our Code of Ethics and our audit and compensation committee charters with the SEC. You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of the Code of Ethics in a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of the members of KludeIn’s compensation committee, at any time, has been one of KludeIn’s officers or employees, or, during the last fiscal year, was a participant in a related-party transaction that is required to be disclosed. None of KludeIn’s executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on the KludeIn Board or KludeIn’s compensation committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires KludeIn’s officers, directors and persons who beneficially own more than ten percent of KludeIn’s common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2021 there were no delinquent filers.

Audit Committee Report

The audit committee operates pursuant to a charter, which is reviewed annually by the audit committee. Additionally, a brief description of the primary responsibilities of the audit committee is included in this Proxy Statement/Prospectus under the discussion of “ — Audit Committee.” Under the audit committee charter, management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements, the application of accounting and financial reporting principles and our internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing our financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States.

In the performance of its oversight function, the audit committee reviewed and discussed with management and Marcum LLP, as the Corporation’s independent registered public accounting firm, the Corporation’s audited financial statements for the fiscal year ended December 31, 2021. The audit committee also discussed with the Corporation’s independent registered public accounting firm the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board (the “PCAOB”) and the SEC. In addition, the audit committee received and reviewed the written disclosures and the letters from the Corporation’s independent registered public accounting firm required by applicable requirements of the PCAOB regarding such independent registered public accounting firm’s communications with the audit committee concerning independence, and discussed with the Corporation’s independent registered public accounting firm their independence from the Corporation.

Based upon the review and discussions described in the preceding paragraph, the audit committee recommended to the Board that the Corporation’s audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC.

Submitted by:

Audit committee of the Board of Directors
Krishnan Rajagoplan
Madhavan Rangaswami
Mark Bailey

Compensation Discussion and Analysis

None of KludeIn’s officers has received any cash compensation for services rendered to KludeIn. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by KludeIn to KludeIn’s officers and directors prior to, or in connection with any services rendered in order to effectuate, the consummation of KludeIn’s initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on KludeIn’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. KludeIn does not have a policy that prohibits the Sponsor, or KludeIn’s executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. KludeIn’s audit committee reviews on a quarterly basis all payments that were made to the Sponsor, or KludeIn’s officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, KludeIn does not expect to have any additional controls in place governing our reimbursement payments to KludeIn’s directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of the initial business combination, directors or members of KludeIn’s management team who remain with New Near, including Mini Krishnamoorthy, who will be a director of New Near, may be paid consulting or management fees from New Near. KludeIn has not established any limit on the amount of such fees that may be paid by New Near to directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed Business Combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the board of directors.

KludeIn does not intend to take any action to ensure that members of its management team maintain their positions with the company after the consummation of the initial business combination, although it is possible that some or all of KludeIn’s officers and directors may negotiate employment or consulting arrangements to remain after its initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions may influence our management’s motivation in identifying or selecting a target business but KludeIn does not believe that the ability of KludeIn’s management to remain after the consummation of the initial business combination will be a determining factor in KludeIn’s decision to proceed with any potential business combination. KludeIn is not party to any agreements with KludeIn’s officers and directors that provide for benefits upon termination of employment.

Audit Fees

The following is a summary of fees paid or to be paid to Marcum, for services rendered.

Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum in connection with regulatory filings. The aggregate fees billed by Marcum for professional services rendered for the audit of our annual financial statements, reviews of out unaudited interim financial statements, and other required filings with the SEC for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020 totaled $107,665 and $15,450, respectively. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay Marcum for consultations concerning financial accounting and reporting standards for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020.

Tax Fees.    We did not pay Marcum for tax planning and tax advice for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020.

All Other Fees.    We did not pay Marcum for other services for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020. However, KludeIn paid Marcum $17,510 related to KludeIn’s preparation of the 2020 and 2021 tax returns in 2022.

Pre-Approval Policy

KludeIn’s audit committee was formed upon the consummation of our Initial Public Offering. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of KludeIn’s audit committee were approved by the KludeIn Board. Since the formation of KludeIn’s audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by KludeIn’s auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF KLUDEIN

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to KludeIn prior to the consummation of the Business Combination. The following discussion and analysis of KludeIn’s financial condition and results of operations should be read in conjunction with KludeIn’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a blank check company formed under the laws of the State of Delaware on September 24, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

At the special meeting of stockholders on July 7, 2022 in connection with the Extension, stockholders holding 6,845,606 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $68,488,348 (approximately $10.00 per share), which included $32,288 of interest earned on the Trust Account which was not previously used to pay the Company’s tax obligation, has been removed from the Trust Account to pay such holders.

At the special meeting of stockholders on January 6, 2023 in connection with the Extension, stockholders holding 9,786,530 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per share), which included $1,190,676 of interest earned on the Trust Account which was not previously used to pay KludeIn’s tax obligation, has been removed from the Trust Account to pay such holders. Following redemptions, KludeIn has 617,864 Public Shares outstanding and the aggregate amount remaining in the Trust Account is $6,376,149.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from September 24, 2020 (inception) through September 30, 2022 were organizational activities, those necessary to prepare for the IPO, and subsequent to the IPO, identifying a target company for a business combination and subsequent to entering into the Merger Agreement described in Note 6, pursuing the completion of the business combination transaction. We do not expect to generate any operating revenues until after the completion of our business combination, at the earliest. We generate non-operating income in the form of interest income and unrealized gains on marketable securities held in a Trust Account, and gains or losses from the change in fair value of the warrant liabilities and the Working Capital Loan. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2022, we had net loss of $97,696, which consists of formation and operational costs of $643,147, change in fair value of the warrant liabilities of $141,203 and provision for income taxes of $51,742, partially offset by a change in fair value of the Working Capital Loan of $175,732, interest earned on marketable securities held in the Trust Account of $537,869 and an unrealized gain on marketable securities held in the Trust Account of $24,795. Formation and operating costs increased by $356,314 over the prior year for the three months ended September 30, 2022, primarily due to an increase in legal and professional fees in relation to the Merger Agreement. Interest earned on marketable securities held in the Trust Account increased by $519,818 for the three months ended September 30, 2022, primarily due to more favorable interest rates as opposed to the same period in the prior year.

For the nine months ended September 30, 2022, we had net income of $4,816,310, which consists of change in fair value of the warrant liabilities of $6,652,710, change in fair value of the Working Capital Loan of $182,135, interest earned on marketable securities held in the Trust Account of $855,534 and an unrealized gain on marketable securities held in the Trust Account of $9,440, partially offset by formation and operational costs of $2,758,585 and provision for income taxes of $124,924. Formation and operating costs increased by $1,826,625 over the prior year for the nine months ended September 30, 2022, primarily due to an increase in legal and professional fees in relation to the Merger Agreement. Interest earned on marketable securities held in the Trust Account increased by $797,637 for the nine months ended September 30, 2022, primarily due to more favorable interest rates as opposed to the same period in the prior year.

For the three months ended September 30, 2021, we had net income of $1,025,128, which consists of change in fair value of the warrant liabilities of $1,290,176, an unrealized gain on marketable securities held in the Trust Account of $3,734 and interest earned on marketable securities held in the Trust Account of $18,051, partially offset by formation and operational costs of $286,833. For the nine months ended September 30, 2021, we had net loss of $434,039, which consists of transaction costs allocated to warrants of $523,013 and formation and operational costs of $931,960, partially offset by change in fair value of the warrant liabilities of $961,676, an unrealized gain on marketable securities held in the Trust Account of $1,361 and interest earned on marketable securities held in the Trust Account of $57,897.

For the year ended December 31, 2021, we had a net loss of $406,026, which consists of the change in fair value of the warrant liabilities of $1,642,290, unrealized gain on marketable securities held in Trust Account of $2,211 and interest earned on marketable securities held in the Trust Account of $78,398, offset by formation and operational costs of $1,605,912 and transaction costs allocated to warrant liabilities of $523,013.

For the period from September 24, 2020 (inception) through December 31, 2020, we had a net loss of $1,893, which consisted of formation and operational costs.

Factors That May Adversely Affect Our Results of Operations

Our results of operations and our ability to complete an initial Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in the Ukraine. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial Business Combination.

Liquidity and Going Concern

On January 11, 2021, we consummated the IPO of 17,250,000 units, at a price of $10.00 per unit, which included the full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 units, generating gross proceeds of $172,500,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 5,200,000 Private Placement Warrants to the Sponsor at a price of $1.00 per Private Placement Warrant generating gross proceeds of $5,200,000.

Following the IPO, the full exercise of the over-allotment option, and the sale of the Placement Warrants, a total of $172,500,000 was placed in the Trust Account. We incurred $14,303,235 in transaction costs, including $3,450,000 of underwriting fees, $6,037,500 of deferred underwriting fees, $4,411,238 of fair value of the Founder Shares attributable to the Anchor Investor and $404,497 of other offering costs.

For the nine months ended September 30, 2022, net cash used in operating activities was $1,681,820. Net income of $4,816,310 was affected by change in fair value of the warrant liabilities of $6,652,710, change in fair value of the Working Capital Loan of $182,135, interest earned on marketable securities held in the Trust Account of $855,534 and an unrealized gain on marketable securities held in Trust Account of $9,440. Changes in operating assets and liabilities provided $1,201,689 of cash for operating activities primarily because of the increase in accounts payable and accrued expenses.

For the nine months ended September 30, 2021, net cash used in operating activities was $897,443. Net loss of $434,039 was affected by change in fair value of the warrant liabilities of $961,676, interest earned on marketable securities held in the Trust Account of $57,897, transaction costs allocated to warrants of $523,013 and an unrealized loss on marketable securities held in Trust Account of $1,361. Changes in operating assets and liabilities provided $34,517 of cash for operating activities primarily because of an increase in accounts payable and accrued expenses, partially offset by an increase in prepaid expenses.

For the year ended December 31, 2021, cash used in operating activities was $970,669. Net loss of $406,026 was affected by changes in fair value of the warrant liabilities of $1,642,290, interest earned on marketable securities held in the Trust Account of $78,398, transaction costs allocated to warrants of $523,013 and an unrealized gain on marketable securities held in Trust Account of $2,211. Changes in operating assets and liabilities provided $635,243 of cash for operating activities.

For the period from September 24, 2020 (inception) through December 31, 2020, cash provided by operating activities was $1,000. Net loss of $1,893 was affected by formation cost paid by sponsor through promissory note of $761 and changes in operating assets and liabilities which provided $2,132 of cash for operating activities.

At September 30, 2022, we had cash and marketable securities held in the Trust Account of $105,664,618 (including $590,643 of interest income, including unrealized loss) consisting of U.S. treasury bills with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through September 30, 2022, we had withdrawn $322,309 of interest earned from the Trust Account to pay for the Company’s previously unpaid and accrued tax obligations.

At December 31, 2021, we had cash and marketable securities held in the Trust Account of $172,580,609 (including approximately $80,000 of interest income, including unrealized gain) consisting of U.S. treasury bills with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through December 31, 2021, we had not withdrawn any interest earned from the Trust Account.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions and income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

At September 30, 2022, we had cash of $113,062 and borrowing capacity under the Working Capital Loans of $427,500. As of September 30, 2022, $1,072,500 was borrowed under the Working Capital Loan. The fair value of the note as of September 30, 2022 was $528,300. We intend to use the funds held outside the Trust Account and this borrowing capacity primarily for completing the Company’s Target Business Combination. Subsequent to September 30, 2022, KludeIn drew down an additional $152,500 under the Sponsor January Promissory Note.

At December 31, 2021, we had cash of $400,073.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, make Working Capital Loans. Such Working Capital Loans would be evidenced by promissory notes. If we complete an initial business combination, we may repay the notes out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay the notes, but no proceeds from our Trust Account would be used for such repayment. On January 21, 2022, we issued a promissory in the principal amount of up to $1,500,000 to our Sponsor. The note is non-interest bearing and payable upon the consummation of a Business Combination or may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants (see Note 8). As of September 30, 2022, the Company had drawn $1,072,500 on the Working Capital Loan and had $427,500 available to draw. Subsequent to September 30, 2022, KludeIn drew down an additional $152,500 under the Sponsor January Promissory Note.

On July 7, 2022, the Company issued an unsecured promissory note to the Sponsor for up to an aggregate principal amount of $2,060,070 to be deposited into the Trust Account in connection with the Extension. The Company will deposit up to six equal installments of the Extension Funds, or $343,345, into the Trust Account on a monthly basis for each month of the Extension. In connection with the Extension, the Company drew down $343,345 in each of July 2022,

August 2022, September 2022 and October 2022, for an aggregate of $1,373,380, under the Extension Funds note and deposited the amounts into the Trust Account. In addition, the Company had drawn an additional $343,345 in connection with the November 2022 extension payment, but reimbursed such amount to the Sponsor following the entry into the Near Extension Note. On November 23, 2022, following the entry into the Financing Agreement, and the release of certain covenants related to Near, Near committed to loan certain of the Extension Funds to KludeIn, and KludeIn issued the Near Extension Note to Near. The Near Extension Note relates to the final two payments of the Extension Funds of $343,345 each. As of December 12, 2022, an aggregate of $2,060,070 has been drawn down on the Extension Note and the Near Extension Note and deposited into the Trust Account to cover the six months of the extension.

As indicated in the accompanying condensed consolidated financial statements, at September 30, 2022, the Company had $113,062 in cash, $105,664,618 in cash and marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $2,601,113, which excludes $154,924 of interest earned on the Trust Account which is available to pay Delaware franchise taxes payable and income taxes payable. As of September 30, 2022, $590,643 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

As indicated in the accompanying financial statements, at December 31, 2021, the Company had $400,073 in cash, and a working capital deficit of $156,693, which excludes $80,609 of interest earned on Trust which is available to pay Delaware franchise taxes payable.

Until the consummation of a Business Combination, the Company has used and will be using the funds not held in the Trust Account and any additional funds available under the financing arrangement described below for completing the Company’s Target Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Subtopic 205-40, “Presentation of Financial Statements — Going Concern,” the Company has until April 11, 2023, to consummate an initial Business Combination. It is uncertain that the Company will be able to consummate an initial Business Combination by this time. If an initial Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company through one year from the issuance of the condensed consolidated financial statements as of September 30, 2022. Management has determined that the liquidity condition and mandatory liquidation, should an initial Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after April 11, 2023.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The IPO Underwriters are entitled to a deferred fee of $0.35 per unit, or $6,037,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own shares of common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. For the private placement warrants, the fair value was estimated using a binomial lattice model incorporating the Cox-Rss-Rubenstein methodology at the closing date of the Initial Public Offering and as of December 31, 2021. For the public warrants, the fair value was estimated using a binomial lattice model incorporating the Cox-Rss-Rubenstein methodology at the closing date of the Initial Public Offering and the level 1 quoted prices in an active market as of December 31, 2021.

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, all shares of Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of our balance sheets.

Convertible Instruments

The Company evaluated the accounting for its promissory notes that feature conversion options in accordance with ASC 815, Derivatives and Hedging Activities (“ASC 815”). ASC 815 requires companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) a promissory note that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. However, the Company has elected to account for its Working Capital Loan at fair value, as described in Note 9 to the accompanying condensed consolidated financial statements as of and for the nine months ended September 30, 2022. Changes in fair value are recognized in the consolidated statements of operations.

Net Income (Loss) Per Share of Common Stock

Net income (loss) per share of common stock is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating income (loss) per share of common stock. Re-measurement associated with the redeemable shares of Class A common stock is excluded from income (loss) per common share as the redemption value approximates fair value. Net income or loss is allocated among the classes of ordinary shares based on weighted average shares outstanding.

The calculation of diluted income (loss) per share of common stock does not consider the effect of the warrants issued in connection with the (i) initial public offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 13,825,000 shares of Class A common stock in the aggregate. As of September 30, 2022 and 2021, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common share is the same as basic net loss per common share for the periods presented.

Founder Shares subject to forfeiture (see Note 5) are not included in weighted average shares outstanding for basic net income (loss) per share until the forfeiture restrictions lapse, however, they are included in weighted average shares outstanding for diluted net income (loss) per share for the entire period.

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. We early adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

INFORMATION ABOUT NEAR

Unless the context otherwise requires, all references in this section to “Near,” “we”, “us” and “our” refer to Near Pte. Ltd. prior to the consummation of the Business Combination.

Overview

Founded in 2012, Near is a global, full stack data intelligence software as a service (“SaaS”) platform that stitches and enriches data on people and places from which its customers can derive actionable intelligence of consumer behavior to help its customers make meaningful decisions.

Recent Events

On the Financing Date, Near entered into the Financing Agreement (capitalized terms used but not otherwise defined herein have the same definitions given to such terms) as borrower with certain of its subsidiaries party thereto as guarantors, the lenders party thereto, and Blue Torch Finance LLC, as administrative agent and collateral agent. The Financing Agreement provides for Term Loan Commitments Loans. The proceeds of the Term Loan Commitments Loans may be used for general corporate purposes and to refinance certain of Near’s existing credit facilities. Near’s obligations under the Financing Agreement are or will be guaranteed by certain of its domestic and foreign subsidiaries meeting materiality thresholds set forth in the Financing Agreement. Such obligations, including the guarantees, are secured by substantially all of the personal property of Near and the subsidiary guarantors.

Borrowings under the Financing Agreement accrue interest at a floating rate per annum equal to the Adjusted Term SOFR plus 9.75% (subject to a floor set at 3.891%) or the Reference Rate, plus 8.75%, as the case may be and as such terms are defined in the Financing Agreement. Borrowings under the Financing Agreement are scheduled to mature on November 4, 2026. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the Financing Agreement at a per annum rate equal to 2.00% above the interest rate otherwise applicable to such obligations.

Under the terms of the Financing Agreement, Near established the Specified Account into which $46 million of the proceeds of the total funded amount of the Term Loan Commitments Loans were deposited. Upon the satisfaction of certain conditions (including no Default or Event of Default existing and Near maintaining the First Lien Leverage Ratios specified in the Financing Agreement), Near may request that funds credited to the Specified Account are released from the Specified Account to be used by Near. Upon the occurrence and continuance of any Event of Default or if the Business Combination does not occur on or prior to March 31, 2023 (or such later date as may be agreed by the Administrative Agent (as such term is defined in the Financing Agreement) in its sole discretion), then the funds credited to the Specified Account may be released and applied to prepay the Loans.

As a condition subsequent to the Financing Effective Date, Near agreed that the Business Combination would be consummated on or before March 31, 2023 (a) in accordance with the terms of the Merger Agreement, in all material respects, and at a pre-money enterprise value of at least $675 million and (b) the sum of net cash proceeds from subordinated indebtedness, the issuance of additional equity securities and the Trust Account shall be at least $20 million. On December 27, 2022, Near, the Guarantors and Required Lenders party thereto and Blue Torch Finance LLC, entered into the Consent and Amendment No. 1 to the Financing Agreement to modify the conditions subsequent to the Financing Agreement so the Business Combination can be consummated at a pre-money enterprise value of at least $575 million instead of $675 million.

In the event the Business Combination Conditions are not met, on or before May 31, 2023, Near shall receive net cash proceeds of at least $50,000,000 from the issuance of subordinated indebtedness or equity interests. The failure to meet either the Business Combination Conditions or the Alternative Subsequent Financing Condition before the applicable date will result in a mandatory prepayment event of Near’s outstanding obligations pursuant to the Financing Agreement. However, the failure to meet either the Business Combination Condition or the Alternative Subsequent Financing Condition will not result in an event of default if the mandatory prepayment is made within three business days following the date on which a condition subsequent was not performed.

Near is required to pay customary fees and costs in connection with the Financing Agreement, including a commitment fee in an amount equal to 3.00% of the aggregate Term Loan Commitments on the Financing Effective Date, a $250,000 loan servicing fee annually and an exit fee in an amount equal to 1.95% of the aggregate Term Loan Commitments as of the Effective Date to be paid upon termination of the Financing Agreement or the acceleration of the Loan.

The Financing Agreement requires that Near and its subsidiaries make mandatory prepayments, subject to certain reinvestment rights and certain exceptions, with the proceeds of asset dispositions, events of loss, other extraordinary receipts and indebtedness that is not permitted by the Financing Agreement. In addition, subject to certain exceptions, repayments of the Financing Agreement will be subject to early termination fees in an amount equal to (a) a make-whole amount equal to the amount of interest that would have otherwise been payable through the first anniversary of the Effective Date of the Financing Agreement, plus 3.0% of the principal amount of term loans repaid, if repayment occurs on or prior to the first anniversary of the Effective Date, (b) 2.0% of the principal amount of term loans prepaid, if repayment occurs after the first anniversary of the Effective Date but on or prior to the second anniversary of the Effective Date and (c) 0.0%, thereafter.

The Financing Agreement contains customary representations, warranties, events of default and covenants by Near and its subsidiaries, subject to customary materiality, material adverse effect and knowledge qualifiers. The Financing Agreement also contains (a) certain affirmative covenants that impose certain reporting and/or performance obligations on Near and its subsidiaries, (b) certain negative covenants that generally limit, subject to various exceptions, Near and its subsidiaries from taking certain actions, including, without limitation, incurring indebtedness, making investments, incurring liens, paying dividends and engaging in mergers and consolidations, sale and leasebacks and asset dispositions, (c) financial maintenance covenants in the form of a maximum leverage ratio and minimum liquidity, (d) customary events of default for financings of this type and (e) cash management and anti-cash hoarding obligations. Obligations under the Financing Agreement may be declared due and payable upon the occurrence and during the continuance of customary events of default.

In connection with the Financing Agreement, Near granted warrants to affiliates of the lenders to purchase the Blue Torch Warrants, which are exercisable for an aggregate of 9,660 shares of Near’s common stock, currently representing 2% of Near’s fully diluted capitalization, with a per share exercise price of $0.001. The Blue Torch Warrants may be exercised on a cashless basis. The Blue Torch Warrants are exercisable for a term beginning on the date of issuance and ending on the earlier to occur of ten years from the date of issuance or the consummation of certain acquisitions of Near as set forth in the Blue Torch Warrants. The number of shares for which the Blue Torch Warrants are exercisable and the associated exercise price are subject to certain proportional adjustments as set forth in the Blue Torch Warrants. In addition to the cashless exercise right, holders of the Blue Torch Warrants may, at any time on the earlier to occur of two years from the date of issuance or the occurrence of certain default and indebtedness-based triggers, tender the Blue Torch Warrants for such warrant’s pro rata share of $10 million.

General

Every business needs to know their customers in order to thrive. Generally, businesses struggle to accurately understand their consumers, their competition, and what marketing is effective. It is a problem that is expensive to solve and the solutions are often unreliable and untimely. Near’s platform (the “Near Platform”) is designed to provide accurate and comprehensive information on people, places, and products generating marketing and operational intelligence on consumer behavior and human movement to enable enterprises to make informed and rapid strategic decisions.

Near products are designed to enhance customer revenue and return on investment through the use of marketing and operational intelligence. The Near Platform’s patented technology gathers data on an estimated 1.6 billion unique user IDs and 70 million points of interest in more than 44 countries. Near calculates the 1.6 billion unique users ID estimate by dividing the total number of connected devices in Near’s Platform by the average number of connected devices each user owns. As of September 30, 2022, the Near Platform gathers information from 2.6 billion unique devices based on a unique device identifier. According to the research report written by bankmycell.com, https://www.bankmycell.com/blog/how-many-phones-are-in-the-world#:~: text=According%20to%20Statista%2C%20the%20current,world’s%20population%20owns%20a%20smartphone, the average person owns 1.63 connected devices. Dividing 2.6 billion connected devices in Near’s Platform by the average number of connected devices each user owns (1.63 devices) results in an estimated unique user total of 1.6 billion.

Near has listings of more than 70 million unique points of interest in the Near Platform, which is any specific place or location point on a map that someone might find interesting or useful identified by a unique address. Near determines and gathers points of interest by uploading specific locations from partners, purchasing location specific coordinates, or manually mapping points of interest into the Near Platform. It can be a restaurant, a hotel or a tourist attraction, or it can be ordinary places like gas stations, sport stadiums or movie theaters.

Near’s PROXIMA ID database includes information an enterprise owns and collects about its own customers (first-party data) and information collected by external applications and other companies (third-party data) to aggregate a large scale store of consumer behavior data using multiple consumer identifiers, such as mobile ad IDs, hashed email addresses and cookie IDs into one unified persistent identifier. The identifier is then enriched using our CARBON software function with attributes such as age range, gender, income range, brand affinities, behavior profiles and online interests that collectively round out the picture of the specific consumer. This enriched data set provides actionable marketing intelligence and operational intelligence through our Allspark and Pinnacle products, respectively.

Near also seeks to ensure that individual privacy remains a central focus. Near seeks to ensure that the Near Platform and its products are materially compliant with applicable privacy regulations, including the EU Cookie Directive, GDPR and the CCPA. Near undertakes extensive privacy audits at regular intervals that are certified by recognized privacy certification companies such as Truste and ePrivacy. Furthermore, Near’s PROXIMA ID database does not rely solely on third-party cookies or IDFA, but is able to provide a persistent identifier for individual devices by connecting various real-world and online signals of consumers using data from various sources like hashed emails, demographics, mobility patterns and more, while respecting a consumer’s rights to control. Even though Near has no direct interaction with the end customers, Near provides for privacy notices, opt-out, do not sell my data and other options to end customers that are necessary under the applicable privacy laws. Near ensures that its data providers obtain necessary consent from the end users to be shared with Near. In the event a data partner gets a request from an end customer to delete their data, the data partner relays that information to Near and Near in turn deletes the data of such end user ensuring opt-out and deletion requests are met in accordance with the applicable privacy laws.

Near has a global presence, with its business being bifurcated in 2 distinct markets, one being the U.S. region and the other the International region (rest of the world except U.S.). Majority of Near’s customers and revenue come from the U.S. region. As of September 30, 2022, the U.S. region accounts for 66% of Near’s revenue and the International region accounts for the rest of the revenue.

The Near Platform is used by multiple global enterprise companies across various countries to make better decisions and reach their target customers. Our customers include some of the largest and best-known companies in their respective sectors. Our customers operate in multiple verticals, including business services, retail, real-estate, automotive, media and technology, hospitality, and travel and tourism. Our customers range from some of the largest global enterprises all the way down to small businesses. Consequently, Near believes the market for the Near Platform represents a significant and underpenetrated market opportunity today, as the business intelligence and analytics platform industry is estimated to be approximately $38 billion in 2021 (according to https://www.emergenresearch.com/industry-report/business-intelligence-and-analytics-platforms-market), of which Near estimates $23 billion of that market is addressable by Near’s data intelligence platform. Near arrives at the estimate of $23 billion by deducting from the $38 billion total estimated market size revenues from verticals that the current Near offerings don’t address, such as Education, Energy and Healthcare.

Industry Trends and Tailwinds for Near

Need for a Privacy-Led Approach

Increased media scrutiny and stricter regulations around consumer data privacy is requiring digital businesses around the world to provide an easy method for customers to “opt-out” of personal data being sold to third parties as well as access to personal data that is collected. Organizations now need to embed fairness and transparency in their interactions with customers, providing individuals privacy notices about the collection, process and sharing of data due to stricter regulations. In addition, digital companies will have to think about how they receive consent before collecting any individual data. Apple, as an example, disclosed that it will continue its focus on enhancing privacy measures through ‘opt-in’ for mobile ID tracking, after taking large strides with their iOS 14 and 15 updates. Android has followed suit and has already announced similar privacy measures in the Android 12 update. Google announced plans to phase out third-party cookies by 2022 and is also developing measures to block fingerprinting, a method that pieces together information to decipher someone’s identity. Businesses that continue to depend on anonymized or single identifiers to understand and target customers will be in jeopardy as tech leaders, device markers and web browsers continue to limit how companies can track individual users. Near is confident it is materially compliant with all applicable global regulations governing its acquisition of consumer data streams as evidenced by, among other things, it having obtained various third-party privacy verifications of its data privacy compliance practices over the past several years. In addition, Near is not reliant on third-party cookies and is built on proprietary mobile, other data sources, and long term partnerships, which enable Near to work more closely with customers to find solutions within the evolving privacy landscape.

Need for Building Digital Trust

With stricter regulations around consumer data, building digital or consumer trust is critical to enterprises today, as the number of consumers engaging digitally increases. Digital leaders must ensure their company’s technology builds confidence and trust in all customer interactions regardless of the channel. We believe that by approximately 2023, organizations that can instill digital trust will be able to participate in 50% more ecosystems to expand revenue generation opportunities. Every digital business needs to consider the technical requirements that need to be embedded in real-time interactions with their customers to provide a more personal, reliable, and accurate experience. Near helps companies understand their consumers through their digital and real-world journeys and can demonstrate the value of privacy-led data sharing. From the beginning, the Near Platform has not only followed a privacy-led design but the platform also has built in processes to forget and purge user data upon request.

Increasing Need for Global Solutions

Multinational companies, enterprises, large brands and agencies working with more globally focused companies started to demonstrate preference to working with global data intelligence players, given the convenience of working centrally with one vendor. For example, enterprises and large brands across geographies need consistent data on global markets for decision-making and global data intelligence players provide more accurate insights compared to integrated aggregated insights from multiple vendors. Global data Intelligence vendors also enable cost rationalization further accelerated by the pandemic and reduce the complexity of managing multiple technologies. In addition, specific industries like tourism and travel that need extensive coverage to understand users across countries and have a need to expand into new markets can do this more effectively with a global player. Near is one of the few global players in the data intelligence market with scale across the globe with data consisting of an estimated 1.6 billion unique user IDs and 70 million points of interest in more than 44 countries.

Preference for Full-Stack Solutions

Data intelligence customers are increasingly preferring full-stack solutions versus multiple point solutions given the convenience and higher effectiveness of one platform. For example, there are many different vendors that provide data ingestion, data preparation, identity resolution, data analytics, distribution and measurement point solutions. Managing point solutions can take up a lot of bandwidth and can be complex to manage for customers. It is commercially more viable to work with a single full stack solution. In addition, customers would prefer one vendor that can be reliable and privacy compliant across the value chain to help mitigate data privacy and cyber-security risks. Near is well positioned as a full-stack SaaS platform provider providing both marketing and operation intelligence use cases, providing actionable intelligence on consumer behavior in near real-time with more valuable outcomes than point solution vendors.

Need for Better Marketing Intelligence

We believe that by 2026, 80% of organizations pursuing a 360-degree view of the customer will abandon it because it doesn’t adhere to data privacy regulations, relies on obsolete data collection methods and obliterates customer trust. Businesses still have the need to gain information about their customers and align that with actionable marketing intelligence that adds value to the customer experience and helps them grow their business. Successful companies will focus more on having the right data intelligence for the right purpose at just the right time. We believe that 74% of consumers are more concerned about data privacy now than they were just five years ago. New and still-evolving privacy regulations, such as GDPR in the EU and CCPA in the U.S., have placed significant restrictions on what marketing can collect, and how they can store and use that data for business gain. In addition, brands have fragmented data intelligence ecosystems to understand their customers. Many businesses have first-party data stored in customer relationship management systems or other data-storing systems. However, such data doesn’t provide a complete view of the customer, as it does not reflect customers real world behavior or digital behavior. With Near’s data intelligence on people, places and products, companies can understand their customers beyond their first-party data. Near products also enable them to define and build bespoke consumer segments in real-time, generate visual insights on these segments, analyze their behavior and then target them with the right message in the right environment. All of this is achieved through a single full stack platform. Enterprises using marketing intelligence from Near will be able to innovate and outpace their competition.

Need for Better Operational Intelligence

There are several key trends around the lack of precise location data and 5G that are impacting the SaaS-based operational data intelligence market. In 2020, Apple launched an approximate location feature giving users the option to share their approximate location instead of their exact GPS coordinates as many applications, such as gaming, social, or weather apps vs. mapping and ride sharing application, don not require a user’s exact location. In addition, customers are increasingly preferring specialized big data players for location data-based services in lieu of traditional data sources, such as survey and market research firms, due to the latter providing historic information instead of real-time insights. The rollout of 5G will increase cellular bandwidth and will provide the capability to connect huge volumes of devices and collect larger amounts of data.

Near provides customers access to multiple human movement data sources and exclusive mobility and geospatial datasets. Near has a partner ecosystem built on strategic partnerships and a value exchange that provides exclusive data sets that enhance operational intelligence. Near can mitigate the loss of accuracy in location data by providing existing partnerships with location-based value exchange apps (e.g., navigation, in-store scanning) and strategic data pipes (e.g., Wifi, telecom, Beacon). Near is also one of the leading players in the human movement space with data enrichment APIs and a full-stack offering providing customers access to multiple valuable data sources.

Our Solutions

The Near Platform

Near products are designed to enhance customer revenue and return on investment through the use of marketing and operational intelligence. The Near Platform’s patented technology gathers data on an estimated 1.6 billion unique user IDs and 70 million points of interest in more than 44 countries. Near calculates the 1.6 billion unique users ID estimate by dividing the total number of connected devices in Near’s Platform by the average number of connected devices each user owns. As of September 30, 2022, the Near Platform gathers information from 2.6 billion unique devices based on a unique device identifier. According to the research report written by bankmycell.com, https://www.bankmycell.com/blog/how-many-phones-are-in-the-world#:~:text=According %20to%20Statista%2C%20the%20current,world’s%20population%20owns%20a%20smartphone, the average person owns 1.63 connected devices. Dividing 2.6 billion connected devices in Near’s Platform by the average number of connected devices each user owns (1.63 devices) results in an estimated unique user total of 1.6 billion.

Near has listings of more than 70 million unique points of interest in the Near Platform, which is any specific place or location point on a map that someone might find interesting or useful identified by a unique address. Near determines and gathers points of interest by uploading specific locations from partners, purchasing location specific coordinates, or manually mapping points of interest into the Near Platform. It can be a restaurant, a hotel or a tourist attraction, or it can be ordinary places like gas stations, sport stadiums or movie theaters.

Near’s PROXIMA ID database includes information an enterprise owns and collects about its own customers (first-party data) and information collected by external applications and other companies (third-party data) to aggregate a large scale store of consumer behavior data using multiple consumer identifiers, such as mobile ad IDs, hashed email addresses and cookie IDs into one unified persistent identifier. The identifier is then enriched using our CARBON software function with attributes such as age range, gender, income range, brand affinities, behavior profiles and online interests that collectively round out the picture of the specific consumer. This enriched data set provides actionable marketing intelligence and operational intelligence through our Allspark and Pinnacle products, respectively.

Near’s cloud services are hosted by Amazon Web Services (“AWS”), based on the standard AWS terms and conditions and addenda with respect to pricing and payment. Near has currently entered into addenda that will remain in effect until December 31, 2024 for AWS support services, which is calculated by multiplying Near’s data usage per month by a discounted rate. Near has also agreed to yearly spend and data usage commitments pursuant to these addenda. Near’s customer agreement with AWS remains in effect until (i) terminated for convenience, which Near may do for any reason by providing AWS notice and closing its account and which AWS may do for any reason by providing Near at least 30 days’ notice or (ii) terminated for cause, which either party may do if the other party has an uncured material breach and which AWS may do immediately upon notice. Although Near continues to operate its cloud-based services in conjunction with AWS pursuant to its agreement, similar services are also available from other suppliers such as Google and Microsoft on similar terms. Near does not, therefore, believe it is dependent on the services of AWS to deliver its cloud-based services.

Marketing intelligence is designed for marketing and brand leaders and is principally focused on target markets of people, place location and product data (offline, transaction, online and mobility). Typical uses for market intelligence include customer engagement, digital advertising, customer targeting, segmentation, competitive assessment and targeted marketing. Allspark is our marketing intelligence product which enables data-driven segmentation and activation for marketing intelligence: accurate and scalable audience segmentation, instant activation and return on investment measurement. It enables marketing agencies of all sizes to use a marketing lens to unlock insights from the data provided by the Near Platform.

Operational intelligence is designed for the data hungry professionals ranging from Chief Data Officers, data and analytics leaders, and researchers who make daily market decisions to the data scientists or data analysts that need to generate operational analytics and supply chain optimization to ensure the best possible outcomes for their enterprises. Operational intelligence primarily focuses on places or location data (geospatial, mobility, point of sale), and key use cases include trade area dynamics, site selection, supply chain optimization and route planning and focus across key verticals such as tourism, real-estate, government (e.g. smart cities). Pinnacle is our operational intelligence product that enables our customers to focus on consumer behavior in and around places — such as restaurants, retail locations and tourist attractions.

Pinnacle offers the flexibility businesses need when turning to data by providing multiple ways for users to work with the data. Near Pinnacle data can be accessed on platform, off platform, and via custom API workflows. Users can explore data with Pinnacle via visual maps and charts, integration with other visualization tools, or API to programmatically pull the data. Near Pinnacle makes it easy to get insights around location performance, to help answer questions including estimated foot traffic for store locations, common routes visitors take to go to the stores, foot traffic trends against competitive store locations, and where visitors originated from. Pinnacle makes it possible to easily find and export datasets off-platform to use in any tools. Vista, that forms part of Pinnacle, enables marketing, consumer insights and operational departments to use the same shared source of data intelligence that Near believes are attractive to large scale enterprises.

The following chart provides a visual representation of Near Platform:

Strengths of the Near Platform

Near, with a decade of knowledge, helps companies better understand consumer behavior and respond smarter and faster to their unique customers about where and what they are doing.

Data Enrichment & Unmatched Global Data Scale

Near has the scale of global data that delivers against the local and global needs of any enterprise. The Near Platform’s patented technology gathers data on more than an estimated 1.6 billion unique user IDs and 70 million points of interest in more than 44 countries. Data enrichment plays a key role in helping organizations understand their customers and their behavior a lot better. This trend of investing in data enrichment has seen an upward trend during the pandemic as consumer behavior has evolved rapidly and their preferences and choices to engage with various products and services have also seen a significant shift during this period. Hence, it becomes imperative for organizations to invest in data enrichment capabilities to understand how their customers are evolving and what their strategy should be to continue to maintain or grow their market share and brand recall.

Machine Learning Built in

Near has AI-driven modeling, with deep and strategic data pipes, that continuously grows and evolves to create insights for smarter and better decisions. Near provides strategic data pipes and partnerships with our own customers; including top publishing companies providing access to their non-personally identifiable information first-party data. This has enabled Near to aggregate multiple data sources across data types, and use the learnings to increase the confidence in our AI and machine learning driven modeling. This leads to data network effects — with more customers, the data platform becomes better, which in turn helps us get more customers. This is a strategic moat that has been created by Near over the past decade and is a significant barrier to entry.

Unified View of Customer Behavior

Near provides a unified view of the complete customer journey with identity resolution capabilities that allows companies to connect online and offline behavior to understand consumers and human movement better. Near, by design, is built for a cookie-less world and hence is not materially impacted by the trend of elimination of third-party cookies and the use of personally identifiable information. The Near Platform relies primarily on mobile and other proprietary data and partnerships. In addition, Near’s patented PROXIMA ID database gathers deterministic signals from disparate data sources to build a robust ID graph and is not solely dependent on third-party cookies or IDFAs and the identity graph it builds is agnostic. By contrast, our competitors whose data intelligence solutions are predominantly built on third-party cookies are expected to be significantly more impacted by the recent trends.

Our Growth Strategies

Near has deployed a two-pronged strategy for taking products to market. The first one is direct sales — having our own sales team to take our products to customers. The second one is channel driven — a channel partner takes our products to customers.

The operational intelligence side of the business is driven largely by our own direct sales efforts. The sales team is supported by a demand generation team with qualified leads. The sales team is responsible for engaging with qualified leads and converting them into paying customers. Once the customer subscribes to the Near Platform, they are supported by a customer success team who are responsible for growing the customers over a period of time by up selling and cross selling.

The marketing intelligence side of the business has been predominantly channel driven. This approach has helped us scale into multiple geographies with an efficient operating model. Our channel partners act as the extension of our sales team. We invest in training and onboarding them on our products. They invest in sales and marketing activities in their respective geographies. This is a capital efficient go to market strategy and one that has helped us scale fast. It is to be noted that while channel partners are responsible for engaging with the customers, the customers themselves are often aware of Near’s products and services. On a go-forward basis, Near plans to continue working with channel partners in a more limited manner and have a direct presence in markets with its own sales and marketing team so as to reduce dependency on channel partners. The Company plans to reduce the dependency of channel revenues in the future as compared to the current levels.

In the Americas, Near’s go-to-market is primarily through a direct sales force that manages the majority of our operational intelligence business. The extended sales team, including pre-sales support, technical support and customer success are highly experienced and qualified. Near’s go-to-market for operational intelligence includes selling directly to end customers and has many customers in tourism, retail, real estate, restaurants and many other industries. Near effectively covers customers across the data maturity spectrum, offering a platform as well as access to insights via a robust set of APIs.

Globally, roughly 60% of Near’s accounts have deployed operational data intelligence solutions with the other 40% utilizing our marketing intelligence solutions. Near is about to execute on an organized strategy for cross-selling within each of these accounts, utilizing an account-based marketing approach. Contributing to our expectations for cross-selling effectiveness is the already established, high level of customer satisfaction with both the technology and our sales and support function’s proven ability to execute. Additionally, when operational human movement data is combined with marketing intelligence data, a wide range of critical, budget allocation decisions can be more precise and productive. Additionally, through this combination of physical and online behavioral data, cross-functional collaboration can increase and yield reliable measurement of the effects of marketing spend down to a granular level, offering a single and complete view across the online and brick-and-mortar worlds. This capability is one of Near’s distinct competitive advantages and will be central to our expansion efforts within each existing account.

Furthermore, merger and acquisition activity (together, “M&A”) has been and will continue to be core to Near’s growth strategy if value accretive. The acquisition of Teemo in 2020 provided territory expansion into France including a direct sales capability, as well as product expansion with a new market intelligence product that has great synergy with Near’s existing marketing intelligence product.

The acquisition of UberMedia in 2021 provided Near with a direct sales and product development team in the United States, as well as an operation intelligence product which complements Near’s marketing intelligence products. As a result, the acquisition created both cross-selling and market expansion opportunities for Near in the North American market. Similarly, Near’s presence in North America through the UberMedia acquisition has provided Near with the opportunity to sell its operation intelligence solutions to all other markets via Near’s existing market footprint in Australia, New Zealand, Southeast Asia and France.

Looking forward, Near will use M&A primarily as an accelerator of growth of its core businesses. Near will look to acquire strategic assets that can provide new data sources, complementary and adjacent software and other products, distribution channels across its core value chain and customer expansion possibilities. Near seeks customer expansion opportunities in new territories or those where it wishes to expand and accelerate its go to market strategy, such as those provided by the Teemo (France), UberMedia (North America) where Near added footprint, or Japan and the United Kingdom where we wish to build upon Near’s limited presence. In addition, Near will seek to enter or expand to customer verticals that are highly regulated and/or difficult to penetrate, such as financial and banking. Near’s debt agreements provide for certain limitations regarding permitted acquisitions that can be made before and after the Business Combination. See the section of this proxy statement/prospectus entitled “Borrowings” for additional information and a summary of certain terms of the debt agreements.

The key elements of our strategy are to:

•        Continue to invest in Near Platform and extend Near product leadership.    We intend enhance our software through continued investment in research and development, including our machine learning and associated solutions, to maintain and increase our product leadership. For this we intend to acquire different or complementing products to accelerate the development of Near Platform. In 2021, Near acquired UberMedia Inc., the products of which not only complement the products of Near but this acquisition helped Near to increase its customer base and presence in the US.

•        Acquire new customers across new industries.    Near makes an endeavor to stay ahead in terms of its expansion approach through which Near have identified the opportunities in five core areas:

1.      Retail and Consumer Packaged Goods — Identifying the next product line for retail brands, targeting customers of rival chains;

2.      Banking, Financial Services Industry — Suppressing insurance ads with people based search;

3.      Technology — Measurement, attribution, identity resolution of marketing technology vendors and data enrichment via the Near Platform to streamline integration of customer data;

4.      Communication — Personalizing in-app ads to give subscribers specific recommendations; and

5.      Manufacturing and Automotive — Site selection for capacity expansion; Keeping faulty parts recall targeted and low.

•        Expand direct and indirect sales organization to acquire new customers.    We intend to invest in our sales and marketing organizations to enable acquisition of new customers across geographies and industries. Our plan is to expand our sales operations globally to support new and existing customers in those regions. Our investment in our channel partner relationship will continue, particularly outside the United States where channel partners provide greater sales leverage and play a greater role in the sales process.

•        Expand existing subscriptions.    We believe we can cultivate incremental sales from our existing subscribers by expanding an initial use case in more diversified use cases within the organizations. For example, we extended our new product offering based on PROXIMA to an existing large publisher to expand their offering to brands and consumers. This has enabled this subscriber to grow beyond simple stitch and enrich to actually on-board large brands to their advertising business. We believe our existing customer base serves as a strong source of incremental revenues given the horizontal applicability of our products powered by Near Platform. We intend to upsell existing subscribers for additional deployments and use cases which will deliver higher return on investment to the subscribers.

Customers

Near serves customers in 12 industries (such as retail, restaurants, automotive, real estate, media and technology, travel and tourism) worldwide through direct and indirect channels. Our customers include some of the largest and best-known companies in their respective sectors. For example, in retail and grocery we serve Intermarché of Europe, restaurant operators such as The Wendy’s Company, media companies like News Corp in Australia, real estate organizations like Coldwell Banker, automotive companies including Ford Motor Company as well as travel and tourism organizations like Visit California. Our direct sales team, channel partners consist of professionals with deep industry knowledge of the verticals they target, typically with significant professional experience in those industries.

The Near Platform is used by multiple global enterprise companies across various countries to make better decisions and reach their target customers. For example, a large publisher wanted to understand their audience and engage with them effectively. Near Platform was able to enable them to achieve this by stitching their users online behavior and offline behavior to develop very effective audience group and engage with them to improve return on investment on audience engagement. Another example, a large tourism board wanted to understand and learn about tourist movements across the country and their areas of interest. Near Platform was able to study the human movement data post COVID-19 and help tourism board to engage with their prospective audience in an effective manner thus improving footfalls in the tourist attractions. Broadly speaking, our data and applications address the needs of marketing organizations including analysts, media buyers and program managers who are working to maximize customer lifetime value as well as researchers, analysts and data scientists within operations and real estate functions who are making a wide range of strategic and high-value decisions. Our solutions enable customers to target competitor’s customers, to predict cannibalization, to measure marketing campaign effectiveness and attribute results accurately, and to make capacity and expansion decisions based on actual, highly projectable visitation and other behavioral data. Customers are able to develop these insights and make informed decisions due to the uniquely representative nature of Near data for individual and group behaviors in both the online and offline worlds.

Many of Near’s contracts with customers, including those entered into with Near’s standard terms and conditions, may be terminated by Near at any time but only may be terminated by the customer either in case of our breach or, in certain cases, after a specified notice period. Typically, Near does not charge any penalties for early termination by the customer and none of Near’s customer contracts currently in effect entitle any customers to a refund or partial refund upon Near’s unilateral cancellation of the relevant contract.

In January 2020, Near entered into that certain agreement with MobileFuse, LLC (“MobileFuse”), which accounts for 30% of revenue as of December 31, 2021 and September 30, 2022 (as amended, the “Channel Partner Agreement”). Pursuant to the Channel Partner Agreement, the channel partner was appointed as a supplier for Near’s Allspark advertising product. As part of this agreement, MobileFuse agreed to share with Near a minimum level of

Near’s revenues through the use of Near’s products. MobileFuse also agreed to pay Near monthly minimum fees as well as mutually agreed rates for access to and use of the Allspark platform and running advertising campaigns. The fees may only be changed or increased during the term with the written consent of both parties to the Channel Partner Agreement. The Channel Partner Agreement and the terms of use are valid for a period of three years from April 1, 2021 and will automatically renew for successive period of one year each unless either party provides the other party with written notice of at least thirty days’ prior to the expiry of the initial term or renewal term. Near and MobileFuse are currently engaged in negotiations of the terms and conditions of the agreement.

On February 22, 2022, Near entered into that certain agreement (the “Intermarché Agreement”) with Intermarché Alimentaire International (“Intermarché”). The Intermarché Agreement provides that Near will carry out marketing operations to support sales. The Intermarché Agreement provides for a certain amount of media credits, which Intermarché is free to spend as it wishes between the different products the Near Platform offers. The Intermarché Agreement is valid until January 1, 2023 and will not be automatically renewed. For the nine months ended September 30, 2022, Intermarché accounted for approximately 16% of Near’s revenues. Near and Intermarché are currently engaged in negotiations of the terms and conditions of the agreement.

Year over year, Near’s Pro Forma NRR of 128% and 143% as of December 31, 2021, and September 30, 2022, respectively, serves as a testimony to how highly Near is regarded by our customers and partners for exceedingly high standards in terms of quality, adherence to privacy laws and standards, responsiveness as well as transparent and ethical practices across the board. In 2021, our top 10 customers represent 67% of our revenue. For the nine months ended September 30, 2022, the top 10 customers represented 71% of Near’s revenues.

Business Model

Near’s primary source of generating revenue is by providing subscriptions to its proprietary Near Platform. The subscription fee includes the use of Near Platform, access to various outputs and reports generated through the Near Platform and access to customer support. Revenue realized from Near’s subscription customers generally range from one to three years. As of December 31, 2021 and September 30, 2022, our subscription-based revenue comprised approximately 86% and 89% of our total revenue, respectively. Other than the subscription model, Near also uses fixed fee model for marketing/operational intelligence use cases. Although Near has multiple products that complement each other, Near’s strategy relies on providing prospective customers with an opportunity to use the Near Platform to demonstrate its value. Some customers try Near’s products and/or evaluate data during a short trial period of typically a month to determine the commercial value they can derive by subscribing to the Near Platform. This short trial period, in which prospective customers have access to certain functionality of the Near Platform, is free of charge. In other cases, a customer may be onboarded to try one of Near’ products for a one-use case, with the potential that the customer has multiple other use cases. This one-use case is usually termed a data evaluation or proof of concept (together a “POC”), for which Near may charge a fee. The amount of revenue recognized from such POC arrangements are nominal and are not tracked separately by Near. Instead, any revenue generated from POC arrangements are reflected under the heading “Revenue” in the Statement of Operations. After customers experience the return on investment generated during the POC phase, they may choose to subscribe to the Near Platform, which helps us to expand different use cases across customer departments and countries.

As part of Near’s growth strategy, existing customers are offered other products which can help customers derive additional value from our product offerings. This land-and-expand model has proven successful in allowing Near to expand our relationships with our customers. Near’s direct sales force executes on this cross-selling strategy by targeting customers, particularly “enterprise customers,” which Near defines as a customer that pays or is expected to pay Near a minimum of $100,000 annually, that already utilize Near’s operational data intelligence solutions and introducing them to Near’s new marketing intelligence solutions. Near’s existing approach is opportunistic depending on the size and appetite of Near’s customer.

To the extent the customer has a greater territorial breadth, additional business segments (e.g., telecom, finance, health, real estate) or financial capacity, there are more opportunities to expand and Near’s team prioritizes those customers in applying the land-and-expand model. Near incurs no additional marketing costs and other nominal costs to find the right contact at these companies. Near capitalizes on its understanding of an existing customer’s business operations based on their use of the operational data intelligence solutions and tailors the offered marketing intelligence solutions to increase the probability of expanding these customer accounts. It works similarly if Near first lands the customer via its marketing intelligence solutions and then offer the customer to expand to operational intelligence solutions. This is a cost-effective way to grow revenue as Near only has to incur marketing cost to land the customer once. The additional costs to expand the relationship with the customer are nominal and consist of immaterial selling costs such as travel, presentations and proposal drafting.

Near’s land-and-expand model is based on the Customer Success team’s experience with customers. Five representative “land-and-expand” customers had initial annual sales of between $2,000 and $100,000 between the years 2015 and 2019. Those same five customers now range between $300,000 and $1.2 million. The marginal cost of pursuing the land-and-expand strategy is immaterial to Near because we use our existing Customer Success Team. Near expects to continue scaling this strategy as Near further scales the Customer Success Team.

The key performance measure that management uses to monitor the success of the land-and-expand model is Net Revenue Retention (“NRR”). This is a metric that measures recurring revenue generated from existing customers over a set period of time. NRR calculates the percentage of revenue retained from existing customers over the specified period of time including upgrades, downgrades, cross selling, and cancellations by such customers. Because NRR only looks at an existing cohort of customers over a period of time and not new customer sales, it is a true reflection of aggregated revenue growth and the core key performance measure Near uses to measure usage and engagement across its platform. NRR is increased by account expansion and lowered by account downgrades and churn.

Onboard, Retain and Expand

•        Customers expand an initial use case by tracking additional markets or regions to gain greater insights across geographies. Once a customer sees the value in a particular market, it is very common to want to expand that knowledge into multiple other areas. Since most of our larger customers are international, it is easy to show the value derived across their organization and we can sell them an enterprise wide subscription contract;

•        Customers expand into new use cases by using our platform for additional digital products and insights. We have a suite of reports and deliverables that allow customers to learn more about their market, their competition, and their customers. By utilizing these additional products, we expand deeper into the organization and unlock additional budgets; and

•        Customers expand by layering on additional complementary offerings, such as our advertising platform. A customer can use Allspark product to learn who to reach and then can advertise directly to those customers through the use of Engage. The effectiveness of the campaign can then be measured with Compass. With our suite of products we can empower and expand deep and broad across their organization.

The Near Platform provides data and marketing intelligence which encompasses a wide range of possible data outputs, which we refer to as deliverables or reports, that are dependent on customer needs and requests. To fulfill these requirements, we provide deliverables and reports in different volumes, configurations, and types to our customers. We provide tailor made pricing based on customers’ needs and usage of the products and requested deliverables. The variables that determine the subscription fee are based on volume, type and delivery mechanism. Delivery mechanism can be via proprietary software, secured transfers, or custom API links between customer software and the Near Platform.

Our pricing model is subscription based where customers pay a subscription fee for the Near Platform. A subscription to the Near Platform offers a mix of products and deliverables that are chosen by a customer at the time of subscription. The subscription fee is based on the particular configuration of products and deliverables requested. A typical Near subscription includes one or more of the underlying Near products that together comprise the Near Platform. Each product can be considered a building block that customers can add to their subscription based on individualized needs. Customers can further customize the size and scope of the deliverables. As an example, a business that wants to learn about its customers will subscribe to utilize Vista and Pinnacle products on the Near Platform to get human movement insights to understand its customer behavior. Similarly, a state government may subscribe to utilize the Vista and Pinnacle products to get human movement insights on the tourists that visited the state over the last year. The subscription contains the same products but the business and the state government in the examples above may desire different scope of deliverables, which would result in a differentiated subscription price. It is rare that a customer subscribes to all products on the Near Platform, though it is common that a customer will subscribe to one product and then subscribe to additional products later as their needs evolve. Any change to the products or deliverables accessed through the Near Platform would be addressed by entering into a new subscription agreement with the customer, that incorporates those changes along with any corresponding price change.

Based on Near’s assessment of customer needs, a subscription may be priced to include access to a dedicated account manager to optimize a customer’s experience with the Near Platform. The role of the account manager is to assist the customer in accessing and utilizing the various features of the products for which the customer is subscribed. Access to such dedicated account manager is not offered as a separate services and customers cannot choose to add such dedicated account manager to their subscription, but rather this need is assessed by Near during an initial review of customer requirements and capabilities. However, the addition of a dedicated account manager to a subscription is to enable a customer to maximize the value they may obtain from their subscription. The features of the subscription and underlying products and deliverables do not change with the addition of the dedicated account manager. When the Company decides an account manager is desirable, the subscription will be priced taking this service into account.

As an example, if a customer is using the Near Platform to create audience segments, we offer a subscription allowing advertising targeted to such audience segments to run on our and third-party integrated platforms. If an account manager is appointed, the account manager assist the customer in handling all aspects of the marketing campaign. In these situations, Near helps the customer address its marketing needs by using its advertising products, Allspark, Engage and Compass. Allspark focuses on generating audience segments, Engage focuses on the flighting and delivery of the campaign to the correct audience, and Compass measures the effectiveness of the campaign. These products are all part of the Near Platform and can be included in a customer’s subscription.

The majority of our revenue is generated by customer agreements having a minimum term of one year with auto-renewal provision unless the customer decides to terminate it by providing 30 days advance written notice prior to the end of the then-current term. As of December 31, 2021, we had revenue generating customers across the globe and we feel that Near Platform can help businesses in all stages of maturity and across all industries produce better results. Our revenue for the year ended December 31, 2021 was $45.3 million, an increase from $12.8 million in for the year ended December 31, 2020.

Industry overview

Availability of machine data can be unlocked to gain operational intelligence.    As companies become more and more reliant on technology, there is a need for end-end visibility, analytics, real-time intelligence across all devices, services, to manage costs, achieve the required service levels, manage costs, mitigate security risks, maintain compliance, and gain new insights to drive better business decisions. Machine data provides data sets which are definitive and provides time-stamped record of current and historical activity and events within and outside an organization, including application and system performance, user activity, system configuration changes, electronic transaction records, security alerts, and device locations. Any ecommerce company serving thousands of users a day generates machine data in a multitude of formats and structures, as each software application or hardware device records and creates machine data associated with their specific use. This data can provide significant insights into business operations, user choices, etc. on a real time basis enabling companies to gain operational intelligence. As this information is constantly being generated by the systems, enterprises have the opportunity to realize real-time intelligence about their operations by analyzing machine data.

Lack of sophisticated products.    Traditionally, the tools available in the market did not offer sophisticated, scalable, easy to use, business friendly products to analyze massive amount of the data into intelligent, actionable insights. A single analytical process required multiple parties and work streams and mostly relied on spreadsheets, which are error-prone, time-intensive, and challenging to validate. Additionally, these traditional approaches were lacked automation, process could not be repeated or sharing was not easy. As soon as the data changed or analysis needed to be changed, companies needed to repeat all steps in the process, which is time intensive. Data preparation, blending could require extensive involvement from engineering/or information technology departments. In the past, very small group of highly trained individuals in data science could be involved in such predictive analysis. This resulted in dependency on expert programmers and trained data scientists to perform the analytics that companies required.

Volume of Data.    With the evolution and increase in volume of diverse data including machine data at an unprecedented pace available in the market, IT companies have struggled to provide the businesses with the necessary tools for data analysis. Companies are unable to unlock the value of machine data. This has led to data workers, specially non-technical users, reaching out to intuitive, self-service software solutions to circumvent the engineering and information technology departments and perform data analytics themselves.

Competition

The market in which Near Platform operates is fragmented, competitive and characterized by rapid changes in technology, customer requirements, change in regulatory environment, and by frequent new product and service offerings and improvements. Today, the primary competitive factors in our market include:

•        brand awareness;

•        full stack offerings;

•        self service offerings;

•        platform capabilities and functionalities;

•        product innovation;

•        collaboration with resellers, partners in various jurisdictions;

•        long standing customer base; and

•        sales and marketing strength.

Our competitors range from established companies to smaller start-ups. We believe that our data intelligence solutions offer advantages as compared to products offered by our competitors on the following factors:

•        Scope of data intelligence solutions offered by the Near Platform.    There are many companies in the data intelligence space that are only focused on part of what we do and fall into one of three categories:

•        Point-solution vendors that only provide location or operational data such as Placer.ai, Foursquare and Arrivalist;

•        Data aggregators that provide customer or marketing focused data and/or some form of a customer data platform (Amplitude or LiveRamp); and

•        Full stack software providers that serve more operational data analyst customers but not the marketing customers (Oracle, Adobe) and require a high degree of technical skill.

Even though our competitors may be placed in similar markets, and may offer some products similar to ours, we believe that no other competitor offers the full breadth and depth of capabilities that our suite of products offers. We also believe that no other SaaS-based data intelligence provider offers a product that unites both marketing and operational personas and domains with a global data set and presence.

Some of the factors that differentiate Near from its competitors are:

•        Near’s global presence and the depth of data that powers Near Platform.

•        A full stack solution with ability to curate audience segments, analyze them, target them and then measure the effectiveness of the marketing investment.

•        Patented technology that aggregates, or “stiches”, enterprise data on people and places (using a data set of more than an estimated 1.6 billion unique user IDs and 70 million points of interest).

•        Near offers privacy compliant product solutions through its compliance with GDPR, CCPA. Near Platform’s audit by privacy auditors such as TRUSTe and ePrivacy further ensures privacy compliance. Near reflects a strong competitive edge through its continuous monitoring of privacy trends across geographies protecting users from potential privacy losses, by providing fully secure and isolated data clean room to protect personal data, and having in place consent based data management process protecting user privacy.

Near customer base demonstrates that its products deliver and continue to attract investments and hold a leadership in data privacy and regulation. Near looks forward to serve its customers globally and significantly expand its services across the different industries, with a continued focus on tourism and travel, retail, restaurants, automotive, real estate, government and public services, media and technology and financial services.

While we believe we generally compete favorably with our competitors, as well as with software developed by customers internally, based on these competitive factors, some of our competitors have greater name recognition, longer operating histories, and larger customer bases; larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products; broader, deeper, or otherwise more established relationships with technology, channel, and distribution partners and customers; wider geographic presence or greater access to larger potential customer bases; greater focus in specific geographies; lower labor and research and development costs; larger and more mature intellectual property portfolios; and substantially greater financial, technical, and other resources to provide support, to make acquisitions, and to develop and introduce new products.

Regulatory environment

Numerous state, federal, national, and international laws and regulations, including but not limited to consumer, privacy, and data protection laws and regulations, govern the collection, dissemination, processing, use, access to, confidentiality, and security of personal information and could apply to our business and that of our channel partners and customers. Near is a data intelligence company that stitches and enriches with data and, as noted, its practices are subject to strict data protection laws and regulations, including the EU General Data Protection Regulation (GDPR), the EU ePrivacy Directive and its local implementation in EU countries, California Consumer Privacy Act (CCPA), the California Privacy Rights Act, and similar laws enacted elsewhere, that set high standards for maintaining the privacy and security of personal information. Many of these laws differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. These laws and their corresponding obligations are constantly evolving, may conflict with each other, and can result in investigations, dawn raid, proceedings, or actions that may lead to significant administrative fines but also civil and/or criminal penalties and restrictions on data processing.

The legislative regime introduced by the GDPR is complemented by the current e-privacy rules which pre-date the GDPR, principally EU Directive 2002/58/EC of the European Parliament of 12 July 2022 concerning the processing of personal data and the protection of privacy in the electronic communications sector (the e-Privacy Directive). The e-Privacy Directive has been implemented into local laws by each EU Member State and sets out requirements in connection with direct electronic marketing, as well as rules tightly regulating cookies and similar technologies which are deployed by Near’s partners. The e-Privacy Directive is the legislation responsible for the “cookies banners” now prevalent across the web and in mobile apps.

Following the UK’s withdrawal from the European Union, the UK introduced the UK GDPR, and has retained its local law implementation of the e-Privacy Directive. Currently, the UK regime is sufficiently closely aligned to the EU’s data protection regime that the UK has secured adequacy status from the European Commission.

As the world continues to move more towards digitization, AI, and automation, new and evolving privacy regulations such as the GDPR in Europe and the CCPA and CPRA in the U.S. have introduced high standards for collection, usage and storage of consumer data. From the beginning, the Near Platform has followed a privacy-led design. Near is focused on GDPR compliance and is ePrivacy/TrustArc certified. Near is also CCPA compliant for all the data that is leveraged from the U.S. Near continues to invest heavily in its internal compliance programs.

Near’s PROXIMA ID database is a patented identity resolution technology that can deliver organizations a unified view of their customers. PROXIMA is not solely dependent on third-party cookies or IDFA (Identifier for Advertisers). The identity graph it builds is agnostic. PROXIMA provides a persistent identifier for individuals by connecting various real-world and online signals of consumers using data from various sources like hashed emails, demographics, mobility patterns and more, while respecting a consumer’s rights to control Near’s access to their data. The Near Platform unifies and enriches first- and third-party data on people, places, and products so that customers can derive actionable intelligence and maximize business results. Enterprises can use Near to bring together data from both the digital and physical worlds, derive digital intelligence out of it through built in AI- and ML-driven modeling, act on this data across channels and measure results, all in a single, end to end platform, without the need of any deep technology, data science or data modeling expertise.

Personal data (including pseudonymous data, which are indirectly identifying data) can only be legally collected, processed and shared in compliance with applicable legal and technical requirements set forth in applicable consumer and data protection laws. Deidentified and aggregate data, which are technically made anonymous (notably via encryption tools) are generally subject to different privacy obligations or are exempt from personal data protection laws. Near does not receive, process or share personal data without pursuing sufficient assurances and contractual obligations from its data providers that the data subject has given explicit prior valid consent, as defined by GDPR rules, after having been provided with clear and appropriate notice about the purpose(s) for which data may be used. We also regularly review these contractual arrangements with privacy counsel to ensure they remain adequate in light of prevailing regulatory enforcement posture. With both customers and data suppliers, privacy laws and regulations generally drive the need for specialized capabilities to comply with the requirements in those laws and regulations.

Our data providers/customers depending on the Near product offering, obtain consent from their consumers to be shared with Near for enrichment purposes. In all regions in which Near currently operates, end users have a choice to withhold or withdraw consents through (i) the data providers/customers (as applicable) consent management platform or (ii) the opt-out mechanism provided by Near on its website. To date, customer opt-out or explicit opt-in has had no meaningful impact on Near’s business and Near expects its future products to bring customer value with the same results. The rules relating to personal data and the regulatory landscape continue to evolve rapidly. Near believes that national and international legal frameworks around personal data will continue to develop and change to address technological developments as well as consumer and societal change of habits. Near may become subject to additional regulatory schemes and requirements, whether applicable to it directly as a data intelligence company processing data, or indirectly, as a result of legal requirements imposed on data providers or publishers. As a global technology company, Near is also subject to compliance with trade, export controls, anti-bribery, competition, spam, and sourcing regulations in various jurisdictions. Near’s operations are also subject to various federal, state and foreign laws and regulations governing the employment and occupational health and safety of its employees and wage regulations.

Intellectual property

Near relies on a combination of unregistered copyrights, patents, trademarks (both registered and unregistered), trade secrets, know-how, contractual provisions, and non-disclosure agreements, intellectual property assignment agreements to protect our intellectual property. We strongly believe that intellectual property rights are valuable and important to our business.

We have obtained United States patents and have other patents applications pending, in the United States and abroad. We have also registered trademarks in the United States and certain foreign countries and regions. In order to control access to our proprietary information, as a standard process, we ensure that our employees, contractors, consultants and customers execute appropriate documents such as non-disclosure agreements, intellectual property assignment agreements, etc.

As of November 4, 2022, we have 10 registered trademarks in the United States, including “ADNEAR”, “NEAR”, “ALLSPARK” and “CARBON” and some of these marks are registered in other jurisdictions in the world such as Singapore, Japan, Australia and the United Kingdom. All trademarks are granted for a period of 10 years from the date of their respective registration. As we continue to innovate, we plan to file patent applications as we deem appropriate.

Near’s research and product development efforts are organized into the following core IP clusters and include:

•        Techniques directed to raw data processing, geo refinement, fusion of human mobility data from multiple sources including identity unification (US Patent No. 11,050,834, US Patent No. 10,979,848).

•        Enabling methods and systems for marketing intelligence and supporting the next generation of digital marketing workflows (US Patent Application No. 11,403,324 US Patent Application No. 11,405,482).

•        Technologies directed to enabling spatio-temporal analytics and operational intelligence (US Patent Application No. 16/792,236).

On July 12, 2022, Near received a letter from a company called Near GmbH claiming that Near is infringing Near GmbH’s European Union and UK trademark registration for “Near” throughout the UK and the European Union and its corresponding business designation rights in Germany. Near responded to Near GmbH stating that Near had received the letter and is evaluating its contents. Near’s German trademark counsel and Near GmbH’s counsel have been in discussions since August 2022 concerning a potential resolution. Near and Near GmbH have been discussing a written settlement agreement to resolve the dispute.

On December 20, 2022, Near GmbH sent a letter proposing that the parties enter into a licensing agreement under which Near would provide a licensing fee for the use of the “Near” trademark in the European Union. In response to such letter, on January 9, 2023, Near extended an offer to enter into a coexistence agreement with Near GmbH and to pay an immaterial royalty on Near’s revenue derived from its use of the “Near” trademark in the European Union, subject to an agreement regarding the terms and conditions of the proposed coexistence agreement. As part of its efforts to continue to defend its trademark rights, on January 9, 2023, Near filed a revocation action with the European Union Intellectual Property Office against Near GmbH’s “Near” trademark registration.

We note that if the parties are unable to reach an agreement, the parties may enter into litigation and, depending on the outcome, Near may be unable to use “Near” as a trademark in the UK and/or some or all territories of the European Union and may have to pay damages to Near GmbH. At this time, no settlement agreement has been executed, but Near believes that it is reasonably possible that an immaterial loss may be incurred. The possible loss is estimated by Near to be between $25,000 and $75,000.

Employees

As of December 31, 2022, we and our subsidiaries had approximately 283 employees worldwide, of which 261 are full-time employees. In addition, 172 employees are located outside the United States. None of our full-time employees are represented by a labor union or covered by collective bargaining agreements.

Our human capital objectives include sourcing, recruiting, retaining, incentivizing and developing our existing and future employees. Our equity incentive plans are designed to attract, retain and motivate employees, consultants and directors through the granting of share-based compensation awards to encourage focus and calculated risk-taking. In connection with becoming a public company, we expect to hire additional personnel and to implement procedures and processes to address public company regulatory requirements and customary practices.

Facilities

Near has leased facilities throughout the United States, India, France, Singapore and Australia, totaling approximately 54,000 square feet as of September 30, 2022. Near is headquartered in Pasadena, California in an office space consisting of 26,752 square feet under a sub-lease that expires in June 2026. Near also has physical presence and leases in Campbell, California, Paris, Bangalore, Singapore and Sydney, as well as a virtual presence in Tokyo. Near intends to relocate its Paris office to a new location of larger size in December 2022. Our current footprint is sufficient to support near-term growth. However, as we continue to grow, we plan to continue and even accelerate the pace of leasehold improvements so that our facility capacity is not a limiting factor on our growth.

Legal proceedings

At present, we are not a party to any legal proceedings that could have a material adverse effect on our business, results of operations, financial condition, or cash flows. In the future, we may be subject to legal proceedings and claims in the ordinary course of business as the future is uncertain and unpredictable.

Software companies, including our company, are inevitably exposed to receiving claims from third parties asserting, among other things, infringement of their intellectual property rights. No one can predict the length and outcome of a litigation, and regardless of the outcome, litigation can have an adverse impact on us because of the defense and settlement costs, diversion of management resources, and other factors.

Corporate information

Our principal executive offices are located at 100 W Walnut St., 4th Floor, Pasadena, CA. Our telephone number is 626 889 7680.

Our web page address is https://near.com. Our investor relations website will be located at https://near.com/investors. We will make available free of charge on our investor relations website under “SEC Filings” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our directors’ and officers’ Section 16 Reports and any amendments to those reports after filing or furnishing such materials to the SEC. References to our website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this document or any other document that we file with or furnish to the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NEAR

The following discussion and analysis provide information that Near’s management believes is relevant to an assessment and understanding of Near’s consolidated results of operations and financial condition. This discussion should be read in conjunction with the sections entitled “Selected Historical Financial and Other Data of Near”, the consolidated financial statements, and the unaudited interim condensed consolidated financial statements and related notes and other information included elsewhere in this proxy statement/prospectus. In addition to historical data, this discussion contains forward-looking statements about Near’s business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties, and assumptions. Near’s actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, Near’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Near” to “we”, “us”, “our”, and “the Company” are intended to refer to the business and operations of Near Inc. and its consolidated subsidiaries.

Overview

Founded in 2012, Near is a global, full stack data intelligence SaaS platform that stitches and enriches data on people and places from which its customers can derive actionable intelligence of consumer behavior to help its customers make meaningful decisions.

Every business needs to know their customers in order to thrive. Generally, businesses struggle to accurately understand their consumers, their competition, and what marketing is effective. It is a problem that is expensive to solve and the solutions are often unreliable antd untimely. Near’s platform (the “Near Platform”) is designed to provide accurate and comprehensive information on people, places, and products generating marketing and operational intelligence on consumer behavior and human movement to enable enterprises to make informed and rapid strategic decisions.

Near has a global presence, with its business being bifurcated in 2 distinct markets, one being the U.S. region and the other the international region (rest of the world except U.S.). The majority of Near’s customers and revenue come from the U.S. region. For the nine months ended September 30, 2022, the U.S. region accounts for 66% of Near’s revenue and the international region accounts for the rest of the revenue.

The Near Platform is used by multiple global enterprise companies across various countries to make better decisions and reach their target customers. Our customers include some of the largest and best-known companies in their respective sectors. Our customers operate in multiple verticals, including business services, retail, real-estate, automotive, media and technology, hospitality, and travel and tourism. Our customers range from some of the largest global enterprises all the way down to small businesses. Consequently, Near believes the market for the Near Platform represents a significant and underpenetrated market opportunity today, as the business intelligence and analytics platform industry is estimated to be approximately $38 billion in 2021 (according to https://www.emergenresearch.com/industry-report/business-intelligence-and-analytics-platforms-market), of which Near estimates $23 billion of that market is addressable by Near’s data intelligence platform. Near arrives at the estimate of $23 billion by deducting from the $38 billion total estimated market size revenues from verticals that the current Near offerings don’t address, such as Education, Energy and Healthcare.

Go to Market Strategy

We generate revenue primarily through selling subscriptions to our platform. For the year ended December 31, 2021 and the nine months ended September 30, 2022, subscription revenue comprised 86% and 89% of our revenue, respectively.

Our go-to-market strategy is focused on acquiring new customers and driving continued use of our platform for existing customers. We primarily focus our selling efforts with the use of a direct sales force which targets the business leaders at their respective companies. Our sales operation consists of pre-sales, sales, and post sales efforts. Our pre-sales strategy consists of identifying and contacting potential customers with the use of sales development resources that work with the potential customers to design a subscription solution that meets the customer’s needs and delivers the outcome desired. Our post sales efforts surround ensuring the customer is using the platform and getting the expected results.

Once the customer has adopted the platform and is receiving the intended benefits our account managers work to identify additional usage and drive increased subscriptions on renewal. Our sales efforts are segmented by the industry, size, and region of prospective customers.

Key Factors Affecting our Performance

Acquiring New Customers

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing, and brand awareness. Our ability to attract new customers will depend on a number of factors, including our success in recruiting and scaling our sales and marketing organization, competitive dynamics in our target markets, the macro-economic climate, privacy and data protection regulations, and our ability to maintain and grow our partner relationships. We intend to expand our direct sales force as well as our pre and post sales support teams with a focus of specific industries and increasing sales to large organizations. While our platform can work for all size organizations we focus on larger organizations as they typically have larger sized budgets that can support larger sized subscriptions. We may not achieve anticipated revenue growth from expanding our sales force to focus on large enterprises if we are unable to hire, develop, integrate, and retain talented and effective sales personnel or if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time; or if our sales and marketing programs are not effective.

We have been successful at efficiently growing our customer spend over time as evidenced by our Pro Forma NRR. As of December 31, 2021 and September 30, 2022, our Pro Forma NRR rate was 128% and 143%, respectively.

Adoption of the Near Platform

Our future success depends in large part on the market adoption of the Near Platform. While we see growing demand for our platform, many organizations are unaware of the value that the Near Platform can bring or may have invested resources in creating their own solution, despite their inherent limitations. While this makes it difficult to predict future customer adoption rates and future demand, we believe that the benefits of our platform will allow us capture market opportunity going forward.

Investing in Growth and Scaling our Business

We believe we are working in an industry that, we believe, has a long-term revenue potential. We will continue to invest in scaling across all organizational functions as we continue to expand both domestically and internationally. We plan to continue developing new features and capabilities to add to the platform to take advantage of the market opportunity in front of us. These investments could delay profitability or cash flows in the near future. Furthermore, we may choose to use acquisitions as an accelerator of growth in our core business. Going forward, we may pursue both strategic partnerships and acquisitions that we believe will be complementary to our business, accelerate customer acquisition, increase usage of our platform, and/or expand our offerings in our core markets. This could consist of acquiring new data sources, complementary and adjacent software and other products, or adding distribution channels. Near’s debt agreements provide for certain limitations regarding permitted acquisitions that can be made before and after the Business Combination. Permitted acquisitions are any acquisitions that meet the criteria outlined in the financing agreement unless waived by the lender. This includes limitations that include:

•        Percentage of equity must not be less than 100% or, if an asset purchase, substantially all the assets of the potential acquisition

•        Similarity to Near with respect to line of business

•        Acquisition does not give effect to a default or event of default

•        Near remains in compliance with loan covenants before and after the transaction

•        Consolidated pro forma EBITDA must equal or greater than prior to the acquisition

Privacy and Macroeconomic Uncertainties

Our business is dependent on our ability to collect and aggregate large amounts of data that is used as the basis for our Platform. If data protection laws continue to make it harder and harder for us to collect and aggregate this data, this will have a detrimental impact on cash flows as we will need to pay more for the data we do receive and we may be limited in the ways we can use the data which would in turn limit the commercial applications of the data and lower our ability to monetize our platform. Either or both of these outcomes would have a serious impact on financial condition and cash flows. There has not been material variability in historical cash flows

Near also relies on businesses subscripting to our platform for marketing and operational intelligence. Any deterioration in the overall global economy may impact the funds businesses have available to spend on marketing and operational intelligence initiatives which would also negatively impact our operations, cash flows, and liquidity.

Business Model

Near’s primary source of generating revenue is by providing subscriptions to its proprietary Near Platform. The subscription fee includes the use of Near Platform, access to various outputs and reports generated through the Near Platform and access to customer support. Revenue realized from our subscription customers generally range from one to three years. Effective for the year ended December 2021, our subscription based revenue comprised approximately 86% of our total revenue and it comprised 89% for the nine months ended September 30, 2022. Other than the subscription model, Near also uses fixed fee model for marketing/operational intelligence use cases. Although we have multiple products that complement each other, our strategy relies on providing prospective customers with an opportunity to use the Near Platform to demonstrate its value. Some customers try Near’s products and/or evaluate data during a short trial period of typically a month to determine the commercial value they can derive by subscribing to the Near Platform. This short trial period, in which prospective customers have access to certain functionality of the Platform is free of charge. In other cases, a customer may be onboarded to try one of our products for a one-use case, with the potential that the customer has multiple other use cases. This one-use case is usually termed a data evaluation or proof of concept (together a “POC”), for which Near may charge a fee. The amount of revenue recognized from such POC arrangements are nominal and are not tracked separately by Near. Instead, any revenue generated from POC arrangements are reflected under the header “Revenue” in the Statement of Operations. After customers experience the return on investment generated during the POC phase, they may choose to subscribe to the Near Platform, which helps us to expand different use cases across customer departments and countries. Eventually, the existing customer base is offered other products which can help customers derive additional value and help us achieve further expansion. This land-and-expand model has proven successful in allowing us to open up budgets across organizations.

Key Performance Metric — Net Revenue Retention

The key performance measure that management uses to help it evaluate the health of its business, identify trends affecting its growth, formulate goals and objectives and make strategic decisions is Net Revenue Retention (“NRR”). This is a metric that measures recurring revenue generated from existing customers over a set period of time and is used to monitor the sustainability of revenue growth. NRR calculates the percentage of revenue retained from existing customers over the specified period of time including upgrades, downgrades, cross selling, and cancellations by such customers. Because NRR only looks at an existing cohort of customers over a period of time and not new customer sales, it is a true reflection of aggregated revenue growth and the core key performance measure Near uses to measure usage and engagement across its platform. NRR is increased by account expansion and lowered by account downgrades and churn. Near calculates NRR by dividing the last twelve months subscription revenue from the relevant reporting period by the revenue from that same customer group a year earlier. NRR of greater than 100% means aggregated revenue from the existing customer base is expanding while NRR of less than 100% shows revenue from that customer base is contracting. Near’s Pro Forma NRR (as defined below) as of December 31, 2021 was 128%. As of September 30, 2022 Pro Forma NRR (as defined below) was 143%. UberMedia’s customers are factored into NRR calculations for 2022 and 2021. Even though the acquisition closed on March 31, 2021, the NRR calculation includes UberMedia customers on a pro forma basis for the year ended December 31, 2020 and the period ended March 31, 2021 in order to give an accurate portrayal of NRR. Therefore, Near’s presentation of NRR is based on pro forma revenue and we refer to this metric for the periods of as of December 31, 2021 and September 31, 2021 as “Pro Forma NRR”.

Near continually strives to drive higher NRR by focusing on customer needs during the sales process and dedicating customer service resources to engage the customer and ensure the platform is fulfilling their existing needs while looking for ways in which to expand their usage going forward.

The increase in Pro Forma NRR as of September 30, 2022 was due to a rapid ramp up of two customers during the twelve months ended September 30, 2022. Because NRR measures the percentage of recurring revenue retained over a twelve-month period, if a customer comes onboard late in the initial twelve-month period in which the NRR is calculated and then grows significantly over the next twelve months, the NRR for that customer will be high for that measurement period. As time goes by, the NRR for that customer will normalize. We do not expect the Pro Forma NRR of 143% as of September 30, 2022 to continue in future periods.

Onboard, Retain and Expand

•        Customers expand an initial use case by tracking additional markets or regions to gain greater insights across geographies. Once a customer sees the value in a particular market, it is very common to want to expand that knowledge into multiple other areas. Since most of our larger customers are international, it is easy to show the value derived across their organization and we can sell them an enterprise wide subscription contract;

•        Customers expand into new use cases by using our platform for additional digital products and insights. We have a suite of reports and deliverables that allow customers to learn more about their market, their competition, and their customers. By utilizing these additional products, we expand deeper into the organization and unlock additional budgets; and

•        Customers expand by layering on additional complementary offerings, such as our advertising platform. A customer can use Allspark product to learn who to reach and then can advertise directly to those customers through the use of Engage. The effectiveness of the campaign can then be measured with Compass. With our suite of products, we can empower and expand deep and broad across their organization.

The Near Platform provides data and marketing intelligence which encompasses a wide range of possible outputs that are dependent on customer needs and requests. To fulfill these requirements, we provide deliverables and reports in different volumes, configurations, and types to our customers. Except for usage that would fall under standard billing arrangements, we provide tailor made pricing based on customers’ needs and usage of the products. The variables that determine the subscription fee are based on volume, type and delivery mechanism. Delivery mechanism can be via proprietary software, secured transfers, or custom API links between customer software and the Near Platform.

Our pricing model is subscription based where customers pay a subscription fee for the Near Platform.A subscription to the Near Platform offers a mix of products and deliverables that are chosen by a customer at the time of subscription. The subscription fee is based on the particular configuration of products and deliverables requested. A typical Near subscription includes one or more of the underlying Near products that together comprise the Near Platform. Each product can be considered a building block that customers can add to their subscription based on individualized needs. Customers can further customize the size and scope of the deliverables. As an example, a business that wants to learn about its customers will subscribe to utilize Vista and Pinnacle products on the Near Platform to get human movement insights to understand its customer behavior. Similarly, a state government may subscribe to utilize the Vista and Pinnacle products to get human movement insights on the tourists that visited the state over the last year. The subscription contains the same products, but the business and the state government in the examples above may desire different scope of deliverables, which would result in a differentiated subscription price. It is rare that a customer subscribes to all products on the Near Platform, though it is common that a customer will subscribe to one product and then subscribe to additional products later as their needs evolve. Any change to the products or deliverables accessed through the Near Platform would be addressed by entering into a new subscription agreement with the customer, that incorporates those changes along with any corresponding price change.

Based on Near’s assessment of customer needs, a subscription may be priced to include access to a dedicated account manager to optimize a customer’s experience with the Near Platform. The role of the account manager is to assist the customer in accessing and utilizing the various features of the products for which the customer is subscribed. Access to such dedicated account manager is not offered as a separate service and customers cannot choose to add such dedicated account manager to their subscription, but rather this need is assessed by Near during an initial review of customer requirements and capabilities. However, the addition of a dedicated account manager to a subscription is to enable a customer to maximize the value they may obtain from their subscription. The features of the subscription and underlying products and deliverables do not change with the addition of the dedicated account manager. When the Company decides an account manager is desirable, the subscription will be priced taking this service into account.

As an example, if a customer is using the Near Platform to create audience segments, we offer a subscription allowing advertising targeted to such audience segments to run on our and third-party integrated platforms. If an account manager is appointed, the account manager assist the customer in handling all aspects of the marketing campaign. In these situations, Near helps the customer address its marketing needs by using its advertising products, Allspark, Engage and Compass. Allspark focuses on generating audience segments, Engage focuses on the flighting and delivery of the campaign to the correct audience, and Compass measures the effectiveness of the campaign. These products are all part of the Near Platform and can be included in a customer’s subscription.

The majority of our revenue is generated by customer agreements having a minimum term of one year with auto-renewal provision unless the customer decides to terminate it by providing 30 days advance written notice prior to the end of the then-current term.

As of December 31, 2021, we had revenue generating customers across the globe and we feel that Near Platform can help businesses in all stages of maturity and across all industries produce better results. Our revenue for the year ended December 31, 2021 was $45.3 million, an increase from $12.8 million in for the year ended December 31, 2020.

Impact of COVID-19 on Near’s Business

The continued global COVID-19 pandemic has resulted and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world. In response to the pandemic, Governments, health departments and other organizations around the world have imposed, and may impose in the future, various measures, including but not limited to, voluntary and mandatory quarantines, stay-at-home orders, travel restrictions and advisories, limitations on gatherings of people, reduced operations and extended closures of businesses. However, while the overall economic effects of the COVID-19 pandemic on our business and financial performance remain uncertain, we have not seen a material adverse impact on our business to date.

As a company, to minimize risk during COVID-19, Near took a conscious decision to suspend all business related travel, close offices across all impacted regions, and provide employee care. In the early stages of the pandemic, Near extended courtesy credits to its smaller customers to soften the impact of economic effects of COVID-19. During that time, Near also used the opportunity to provide free trials to prospective customers across industries to gauge the potential returns on investment, which can be achieved with the help of our products.

Near did see some attrition from our smaller customers and customers in the most affected industries, such as travel and entertainment. Although we believe the COVID-19 pandemic has largely resulted in favorable trends for Near’s business, some of Near’s existing and prospective customers have experienced and may continue to experience slowdowns in their businesses. For Near, the COVID-19 pandemic to some extent resulted in a short-term dip in business activity, delays in collections, reduced demand for our platform, and lengthening of sales cycles. However, amidst operational disruptions, supply chain restrictions, and a global recession, subscription businesses including Near’s business proved to be resilient as most businesses leveraged digital optimizations by moving online. In fact, during the second and third quarter of fiscal year 2020, we witnessed early upsell opportunities as businesses were changing their focus to try and reach new customers and to better understand how their existing customer’s behaviors had changed.

Please see the section of this proxy statement/prospectus entitled “Risk Factors” for further discussion of the impact of the COVID-19 pandemic on our business.

Business Combination and Public Company Costs

On May 18, 2022, Near, KludeIn, PAAS Merger Sub 1 and PAAS Merger Sub 2 (“Merger Sub 1” and “Merger Sub 2”, respectively and each of which are newly-formed, wholly-owned, direct subsidiaries of KludeIn formed solely for purposes of the Business Combination and referred to collectively as the “Merger Subs”) entered into the Merger Agreement. Pursuant to the Merger Agreement, immediately prior to the consummation of the transactions contemplated by the Merger Agreement, Merger Sub 1 will merge with and into Near, with Near surviving such merger as a wholly owned subsidiary of KludeIn, and at the time the first merger becomes effective, immediately following the first merger Near will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity. Upon completion of the Business Combination, KludeIn will change its name to “Near Intelligence, Inc.”.

The Business Combination is anticipated to be accounted for as a “reverse recapitalization”. Under this method of accounting, KludeIn will be treated as the acquired company for financial accounting and reporting purposes under GAAP.

As a consequence of the Business Combination, Near will become the successor to an SEC registered and listed company with Nasdaq which will require Near to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Near expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Key Components of the Results of Operations

The following table sets forth Near’s consolidated statements of operations for the periods indicated:

	For the three months ended			For the nine months ended			Year Ended December 31,
	September 30, 2022	September 30, 2021	Change $	September 30, 2022	September 30, 2021	Change $	2021	2020	Change $
Revenue	15,566,570	14,371,350	1,195,220	44,464,522	30,737,861	13,726,661	45,320,675	12,804,069	32,516,606
Costs and expenses:
Cost of revenue	4,695,542	3,774,430	921,112	14,089,420	8,608,957	5,480,463	12,918,041	4,390,919	8,527,122
Product and technology	6,788,353	5,905,202	883,151	21,624,925	11,773,938	9,850,987	16,718,467	18,900,851	(2,182,384)
Sales and marketing	5,277,827	2,895,318	2,382,509	18,403,536	6,510,942	11,892,594	10,731,042	4,172,858	6,558,184
General and administrative	5,287,964	3,916,334	1,371,630	66,667,615	9,148,991	57,518,624	14,400,851	7,329,630	7,071,221
Depreciation and amortization	2,377,542	2,349,496	28,046	7,119,055	5,852,513	1,266,542	8,230,623	111,704	8,118,919
Total costs and expenses	24,427,228	18,840,780	5,586,448	127,904,551	41,895,341	86,009,210	62,999,024	34,905,962	28,093,062
Operating loss	(8,860,658)	(4,469,430)	(4,391,228)	(83,440,029)	(11,157,480)	(72,282,549)	(17,678,349)	(22,101,893)	4,423,544
Interest expense, net	1,348,170	980,220	367,950	3,068,806	1,872,384	1,196,422	2,667,400	1,424,295	1,243,105
Changes in fair value of warrant liabilities	(252,378)	(128,281)	(124,097)	(1,937,106)	(716,180)	(1,220,926)	1,540,895	525,113	1,015,782
Gain on extinguishment of debts, net	(689,908)	—	(689,908)	(689,908)	(707,164)	17,256	(707,164)	—	(707,164)
Other income, net	(121,976)	(88,375)	(33,601)	(639,258)	(334,022)	(305,236)	(429,237)	(142,335)	(286,902)
Loss before income tax expense	(9,144,566)	(5,232,994)	(3,911,572)	(83,242,563)	(11,272,498)	(71,970,065)	(20,750,243)	(23,908,966)	3,158,723
Income tax expense	72,046	84,817	(12,771)	209,909	203,077	6,832	305,356	334,508	(29,152)
Net loss attributable to Near Pte. Ltd	(9,216,612)	(5,317,811)	(3,898,801)	(83,452,472)	(11,475,575)	(71,976,897)	(21,055,599)	(24,243,474)	3,187,875
Accretion to preferred stock redemption value	—	(3,393,637)	3,393,637	—	(13,463,002)	13,463,002	(13,463,002)	(16,265,573)	2,802,571
Net loss attributable to common stockholders	(9,216,612)	(8,711,448)	(505,164)	(83,452,472)	(24,938,577)	(58,513,895)	(34,518,601)	(40,509,047)	5,990,446

Revenue — The Company derives revenue primarily from i) core subscription services and ii) sale of operational products. Revenue is recognized when, or as, the related performance obligation is satisfied by transferring the control of the promised service to a customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these services.

Cost of Revenue — Cost of revenue primarily consists of direct costs involved in delivering the services to the customers and primarily consists of third-party hosting costs; employee-related expenses including salaries and related benefits for operations and support personnel; publishers cost; real-time data acquisition costs; and allocated overhead.

Product and Technology — Product and technology expenses primarily consist of personnel-related expenses such as salaries, related benefits and share based compensation for the Company’s engineering and product/project management functions supporting research, new development, and related product enhancement departments. It also includes non-personnel-related expenses such as location coverage charges, data acquisition charges, third-party server charges and allocation of the Company’s general overhead expenses.

Sales and Marketing — Sales and marketing expenses primarily consist of personnel-related expenses such as salaries and related benefits for the Company’s sales, marketing, and product marketing functions departments. It also includes sales commission and advertisement costs being part of business development expense.

General and Administrative — General and administrative expenses consist primarily of personnel-related expenses for our finance, human resources, information technology, and legal organizations. These expenses also include non-personnel costs, such as legal, audit, accounting services, other professional fees, recruiting personnel cost, costs associated with acquisitions of businesses, as well as certain tax, license, and insurance-related expenses, and allocated overhead costs.

Revenue for 2020 on a pro forma basis was $33 million. This is made up of actual Company revenue of $12.8 million, $17.1 million of revenue from UberMedia Inc., a Delaware corporation (“UberMedia”), engaged in providing location insights and advertising solutions, and $3.1 million of revenue from Teemo Holdings Inc, a privately held company, engaged in providing location-based advertising and marketing solutions (“Teemo”), prior to acquisition.

Pro Forma Results

The pro forma combined financial information assuming the acquisitions of UberMedia and Teemo had occurred on January 1, 2020, is given for comparative purposes only and is not necessarily indicative of the Company results that may have occurred had the acquisition of UberMedia and Teemo been completed on January 1, 2020.

Results of Operations

On June 30, 2020, the Company acquired 100% of the outstanding equity interests in Teemo. In addition, the deal opens up new use cases as well as new markets for advertising and marketing solutions in France. This acquisition expands the Company’s footprint by expanding the portfolio of services provided to its customers. The acquisition date fair value of the consideration for Teemo was $ 5,991,808.

Acquisition-related costs of $365,323 associated with the business combination were included in general and administrative expenses in the consolidated statement of operations.

Since the acquisition date, $1,531,140 of revenue and $551,137 of net loss have been included in the consolidated statements of operations for the year ended December 31, 2020.

On March 31, 2021, the Company acquired 100% of the outstanding equity interests in UberMedia. This acquisition expands the Company’s capabilities in improving customer experience of its clients through cloud technologies and advanced data analytics and expands its customer base in US. The Company issued 66,140.480 Series U Preferred shares amounting to $69,339,742 as consideration for the acquisition.

Acquisition-related costs of $0 and $501,150 associated with the business combination were included in general and administrative expenses in the condensed consolidated statement of operations for the three and nine months ended September 30, 2021, respectively.

Since the acquisition date, $10,399,383 of revenue and $84,493 of net income have been included in the condensed consolidated statements of operations for the nine months ended September 30, 2021.

Acquisition-related costs of $1,503,373 associated with the business combination were included in general and administrative expenses in the consolidated statement of operations.

Since the acquisition date, $15,822,516 of revenue and $1,907,798 of net loss have been included in the consolidated statements of operations for the year ended December 31, 2021.

Revenue

Revenue increased by $1.2 million for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 primarily caused by organic growth of new customers and expansion of revenue with existing customers.

Revenue increased by $13.7 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to the acquisition of UberMedia on March 31, 2021 which has $15.9 million of revenue for the nine months ended September 30, 2022. The remaining increase is caused by organic growth of new customers and expansion of revenue with existing customers.

Revenue increased by $32.5 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to the acquisition of UberMedia on March 31, 2021 which has $15.8 million of revenue for the year ended December 31, 2021. The remaining increase is caused by organic growth of new customers and expansion of revenue with existing customers. Revenue for 2020 includes $1.5 million from the acquisition of Teemo, which was acquired on June 30, 2020.

Revenue from new customers in the 12 months ended December 31, 2021 totalled $15.0 million which accounts for 46% of the total revenue growth as compared to the previous 12 month comparable period ended December 31, 2020. Revenue from new customers for the 9-month period ended September 30, 2022 totalled $1.3 million and represented 9% of the total revenue increase as compared to the nine month period ended September 30, 2021. Revenue from new customers for the 3-month period ended September 30, 2022 totalled $0.65 million and represented 54% of the total revenue growth as compared to the three month period ended September 30, 2021. The remaining revenue is generated from existing customers. Because of the acquisition of UberMedia in 2021 we are calculating new customer revenue in 2021 on a proforma basis and only including revenue from customers that were new to both Near and to UberMedia.

Cost of Revenue

Cost of revenue increased by $0.9 million for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 primarily due to the recognition of stock compensation expense of $0.1 million as well as an increase related to the increase in revenues.

Cost of revenue increased by $5.5 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to the addition of UberMedia of $1.7 million and the recognition of stock compensation expense of $0.9 million as well as an increase related to the increase in revenues.

Cost of revenue increased by $8.5 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to the addition of UberMedia of $4.7 million as well as an increase related to the increase in revenues.

Product and Technology

Product and Technology increased by $0.9 million for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 primarily due to the recognition of stock compensation expense of $0.6 million.

Product and Technology increased by $9.9 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to the addition of the UberMedia Inc. in second quarter of 2021 of $5.3 million and the recognition of stock compensation expense of $5.2 million.

Product and Technology decreased by $2.2 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to additional investments in data in 2020 as the Company launched operations in the United States.

Sales and Marketing

Sales and marketing increased by $2.4 million for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 primarily due to the recognition of stock compensation expense of $0.9 million as well as an increased headcount of the Near’s sales team as an investment for future growth.

Sales and marketing increased by $11.9 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to the acquisition of UberMedia in second quarter of 2021 of $5.4 million and the recognition of stock compensation expense of $4.2 million as well as an increased headcount of the Near’s sales team as an investment for future growth.

Sales and marketing increased by $6.6 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to the acquisition of UberMedia of $4.6 million as well as an increased headcount of the Near’s sales team as an investment for future growth.

General and administrative expenses

General and administrative expenses increased by $1.4 million for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 primarily due to the recognition of stock compensation expense and an increase in executive leadership team of $0.1 million.

General and administrative expenses increased by $57.5 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to the recognition of stock compensation expense of $54.5 million and the acquisition of UberMedia in the second quarter of 2021 of $3.1 million.

General and administrative expenses increased by $7.1 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to the acquisition of UberMedia of $3.0 million, $1.5 million of transaction expenses, as well as additional rent for new office space and increased headcount.

Depreciation and amortization

Depreciation and amortization remained consistent for the three months ended September 30, 2022 compared to the three months ended September 30, 2021.

Depreciation and amortization increased by $1.3 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to amortization impact of intangibles acquired under UberMedia Inc. acquisition.

Depreciation and amortization increased by $8.1 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to the placement in service of the servers that were capitalized in 2020.

Interest expense, net

Interest expense, net increased by $0.4 million for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 primarily due to increase in borrowings.

Interest expense, net increased by $1.2 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to increase in borrowings.

Interest expense, net increased by $1.2 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to additional loan facility entered into in February 2021.

Gain on extinguishment of debt

Gain on extinguishment of debt was $0.7 million for the three and nine months ended September 30, 2022 primarily due to an extinguishment of debt at Teemo. This was related to debt waiver by BPI France.

Gain on extinguishment of debt was $0.7 million for the year ended December 31, 2021 and nine months ended September 30, 2021 primarily due to an extinguishment of debt at Ubermedia. This was related to debt forgiveness received under the Paycheck Protection Program that was offered through the US Small Business Association.

Other income, net

Other income, net decreased by $0.03 million for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 primarily due to changes in the fair value of derivative liabilities.

Other income, net increased by $0.3 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to grants received for research credits.

Other expense, net decreased by $0.3 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to changes in the fair value of derivative liabilities.

Income tax expense

Income tax expense decreased by approximately $12,000 for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. Income tax expense increased by approximately $7,000 for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. Income tax expense decreased by approximately $29,000 for the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to decreased tax exposure across the Company. In 2021 and for the three and nine months ended September 30, 2022, the Company’s statutory tax rate was 17% and its effective tax rate was 0.0%. The difference between statutory and effective tax rates are primarily related to valuation allowances and other non-deductible expenses.

Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations as well as historical financing rounds that includes both equity rounds and secured debt.

As of September 30, 2022, we had $9.5 million of unrestricted cash and cash equivalents and subsequently entered into a the Financing Agreement for an initial principal amount of up to $100 million with an applicable interest rate equal to the adjusted Term Secured Overnight Financing Rate (SOFR) plus 9.75%, available through a first lien credit facility. Pursuant to the Financing Agreement, $100 million was drawn down and $46 million was deposited into a restricted account and will become available to the Company upon the satisfaction of certain covenants pursuant to the Financing Agreement. The remaining $54 million is available to the Company immediately and approximately $35 million was used to paid down existing indebtedness pursuant to the Harbert Facility and the Deutsche Bank Facility (each as defined and described below). Approximately $3.138 million remains outstanding pursuant to the Harbert Facility and the Deutsche Bank Facility. The proceeds of this term loan may be used for general corporate purposes and to refinance certain of the Company’s existing credit facilities.

We believe that our cash flows from operations and existing available cash and cash equivalents, together with financing available through the Financing Agreement, will be adequate to fund our operating and capital needs for at least the next 12 months. As of September 30, 2022, we are in compliance with the covenants under the credit agreements governing our secured credit facilities as described under Related Agreements, Financing Agreement and we expect to remain in compliance with our covenants.

Our cash flows from operations, borrowing availability, and overall liquidity are subject to risks and uncertainties, and we need to raise an additional funds to meet our minimum financing requirement. We may not be able to obtain additional liquidity on reasonable terms, or at all. In addition, our liquidity and our ability to meet our obligations and to fund our capital requirements are dependent on our future financial performance, which is subject to general economic, financial, and other factors that are beyond our control. Accordingly, our business may not generate sufficient cash flow from operations and future borrowings may not be available from additional indebtedness or otherwise to meet our liquidity needs. If we decide to pursue one or more significant acquisitions, we may, subject to the Financing Agreement, incur additional debt or sell additional equity to finance such acquisitions, which would result in additional expenses or dilution. See “Risk Factors.”

Future demands on our capital resources associated with our debt facilities may also be impacted by changes in reference interest rates and the potential that we incur additional debt in order to fund additional acquisitions or for other corporate purposes. Future demands on our capital resources associated with transaction expenses and restructuring activities and integration costs and transaction-related compensation will be dependent on the frequency and magnitude of future acquisitions and restructuring and integration activities that we pursue. As part of our business strategy, we expect to continue to pursue acquisitions as an accelerator of growth in our core business; however, we cannot predict the magnitude or frequency of such acquisitions or investments.

Borrowings

Harbert Facility

On January 30, 2019, the Company entered into a secured loan arrangement (“Harbert Facility”) with Harbert European Specialty Lending Company II S.A.R.L (“Harbert”) to borrow a loan in an aggregate principal amount of EUR 8,000,000 bearing interest at 12% or the one-year EURIBOR. The Harbert Facility comprised two facilities: Facility A in an aggregate principal amount of EUR 5,000,000 is a term facility repayable in 36 equal monthly instalments following the completion of an initial “interest only” term of nine months from the initial draw down date; Facility B in an aggregate principal amount of EUR 3,000,000 is a working capital facility which is repayable in 36 equal monthly instalments starting from the drawdown date. The Harbert Facility is secured by all of the assets of the Company. The Company drew down Facility A in its entirety and EUR 1,000,000 of Facility B in February 2019 and drew down EUR 1,000,000 from Facility B on each of March and May 2019.

In connection with the initial execution of the Harbert Facility in January 2019, the Company also entered into a warrant agreement with Harbert pursuant to which the lender was granted the Euro Equivalent (where the EUR to USD ratio is set at 1:1.20) of EUR 1,200,000 of warrants exercisable at a strike price of $500 per share

On February 25, 2021, the Company and Harbert entered into an amendment to the Harbert Facility to increase the facility with the addition of a Facility C in an aggregate principal amount of the Euro Equivalent of $15,000,000. Facility C bears interest at 12% or the one-year EURIBOR and is repayable in 36 equal monthly instalments following the completion of an initial “interest only” term of six months from the initial draw down date. The Company drew down Facility C in Euro Equivalent $5,000,000 equal instalments in February, April and July 2021.

In connection with the amendment to the Herbert Facility in February 2021, the Company granted Harbert the Euro Equivalent of EUR 1,050,000 warrants exercisable at a strike price of $730 per share.

In April 2022, the Company further amended the Harbert Facility to provide that each of Facility A, B and C would require payment of only interest during the period from March 1, 2022 to November 30, 2022 and, thereafter, each of Facility A, B and C would be repayable in 24 equal instalments beginning on December 1, 2022. In connection with this further amendment to the Harbert Facility, the Company granted $730,000 worth of additional warrants exercisable at a strike price of $1,050.

For a description of the terms of the warrants issued in connection with the Harbert Facility, see “Description of New Near’s Securities - Harbert Warrants”

Deutsche Bank Facility

On April 29, 2022, the Company entered into a facility agreement with Deutsche Bank AG. London Branch (“Deutsche Bank”) (“Deutsche Bank Facility”) that provided a credit line to the Company in the amount of $30,000,000. On May 13, 2022, the Company borrowed $20,000,000 of the total $30,000,000 facility. This facility agreement contains limitations regarding permitted acquisitions that can be made before and after the Business Combination. In general, the targets of acquisitions must be engaged in a business activity substantially similar, complementary or related to that of Near. Before the Business Combination, the aggregate of Near’s consideration for or investment in a single acquisition target is limited to $5,000,000, and the aggregate of consideration for or investment into all targets is limited to $5,000,000. If the target had negative EBITDA in the most recent twelve month period for which financial statements for the target were available, then the negative EBITDA of the target aggregated with all other negative EBITDAs of other acquisition targets may not exceed $1,000,000 over the life of the debt facility. After the Business Combination, the aggregate of Near’s consideration for or investment in a single acquisition target is limited to $50,000,000 (as may be adjusted to an amount approved by the lenders), and the aggregate of consideration for or investment into all targets is limited to $100,000,000 (as may be adjusted to an amount approved by the lenders), and the aggregate of cash consideration is limited to $80,000,000 (as may be adjusted to an amount approved by the lenders). If the target had negative EBITDA in the most recent twelve month period for which financial statements for the target were available, then the negative EBITDA of the target shall not exceed $10,000,000, and the negative EBITDA of all targets shall not exceed $20,000,000. Further, the amount of cash held by Near after the completion of the acquisition shall be greater than the sum of outstanding financial indebtedness under (a) the facility and (b) arising under existing financing arrangements, provided that the aggregate principal amount of such financial indebtedness does not exceed $20,000,000 at any time.

Deed of Discharge

On November 3, 2022, the Company, Harbert and Deutsche Bank entered into that certain Global Deed of Discharge and Release (“Deed of Discharge”). The Deed of Discharge provides Near with a release of (x) all obligations and liabilities under the Harbert Facility and the Deutsche Bank Facility, and (y) all liens on, and security interests in, Near’s assets. The initial payment of the outstanding obligations is to occur on the payoff date (and simultaneously with the closing of the Financing Agreement) in order to obtain the releases mentioned above. Assuming the initial payments are made in a timely manner, upon $2,000,000 of obligations due pursuant to the Deutsche Bank Facility and up to EUR 1,400,000 of obligations due pursuant to the Harbert Facility may be deferred until the earlier of (a) 30 April 2023; (b) the date on which a Disposal (as defined in the Deed of Discharge) occurs; and (c) the date on which any member of the Group receives any Disposal Proceeds (as defined in the Deed of Discharge).

Through the acquisition of Teemo on June 30, 2020, the Company assumed $1,526,676 in debt under various unsecured loan arrangements with an unrelated party bearing interest ranging from 1.46% to 5.78% which is repayable in period ranging between 7 to 8 years. The Company additionally assumed $1,070,334 in debt. The two phased debt by BPI France is in respect of fulfilment of a specified project. The debt in the nature of interest free aid and is subject to waiver of certain amount provided the Company fulfills the pre-defined conditions. The Company also assumed $898,771 in debt under an unsecured loan arrangement with an unrelated party bearing interest at 0.75% for reinforcement of the financial structure for which repayment will start from July 2022.

Through the acquisition of UberMedia on March 31, 2021, the Company assumed $1,139,935 Term I Advance and $1,094,604 Term II Advance aggregating $2,234,539 in debt from an unrelated party.

The Term I Advance and Term II Advance are secured and bear interest at a rate of thirteen percent (13%) per annum.

With respect to the Term I Advance, principal payments of $44,000 were to begin on April 1, 2021 and each month thereafter, and the remaining outstanding balance of the Term I Advance were to become immediately due on the maturity date of December 31, 2021.

With respect to the Term II Advance, principal payments of $37,000 were to begin on April 1, 2021 and each month thereafter, and the remaining outstanding balance of the Term II Advance were to become immediately due on the maturity date of August 31, 2021.

On April 20, 2021, the Company prepaid the term advances and as a result of this the Company recorded approximately $0.5 million of loss on extinguishment of debt (including prepayment fees) in the consolidated statement of operations for fiscal year 2021.

Through the acquisition of UberMedia on March 31, 2021, the Company also assumed $1,163,081 in debt under the Paycheck Protection Program pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The loan was originally obtained by UberMedia on April 27, 2020 for an amount of $1,152,910 and the loan is guaranteed by the United States Small Business Administration (“SBA”). Subject to certain limitations, to the extent that the loan is used for payroll, rent, or utilities during the applicable covered period following the disbursement of the loan, the loan may be forgiven by the SBA. Principal and interest payments will be deferred for the first six months from the month PPP is dated. Interest will accrue at 1% during this period. Subject to the eligible forgiveness amount determined by the U.S. Small Business Administration through the Paycheck Protection Program, any remaining principal will be amortized over the remaining term of PPP in equal monthly payments of principal and interest beginning on the seventh month from the month PPP is dated. All remaining principal and accrued interest is due and payable 2 years from date of first disbursement. PPP loan is accounted for as debt as per the guidance in ASC 470. The Company applied for the forgiveness in November 2020. There was no interest or principal payments due since the Company applied within the deferral period. In June 2021, the Company received a letter dated June 17, 2021 from Santa Cruz County Bank confirming that the Paycheck Protection Program Loan granted pursuant to the CARES Act in the original principal amount together with all accrued interest thereon was forgiven in full. As a result of this forgiveness, the Company recorded $1,173,744 of gain on extinguishment of debt in the consolidated statement of operations for fiscal year 2021.

On the Financing Date Near entered into the Financing Agreement (capitalized terms used but not otherwise defined herein have the same definitions given to such terms) as borrower with certain of its subsidiaries party thereto as guarantors, the lenders party thereto, and Blue Torch Finance LLC, as administrative agent and collateral agent. The Financing Agreement provides for Term Loan Commitments Loans. The proceeds of the Term Loan Commitments Loans may be used for general corporate purposes and to refinance certain of Near’s existing credit facilities. Near’s obligations under the Financing Agreement are or will be guaranteed by certain of its domestic and foreign subsidiaries meeting materiality thresholds set forth in the Financing Agreement. Such obligations, including the guarantees, are secured by substantially all of the personal property of Near and the subsidiary guarantors.

Borrowings under the Financing Agreement accrue interest at a floating rate per annum equal to the Adjusted Term SOFR plus 9.75% (subject to a floor set at 3.891%) or the Reference Rate, plus 8.75%, as the case may be and as such terms are defined in the Financing Agreement. Borrowings under the Financing Agreement are scheduled to mature on November 4, 2026. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the Financing Agreement at a per annum rate equal to 2.00% above the interest rate otherwise applicable to such obligations.

Under the terms of the Financing Agreement, Near established the Specified Account into which $46 million of the proceeds of the total funded amount of the Term Loan Commitments Loans were deposited. Upon the satisfaction of certain conditions (including no Default or Event of Default existing and Near maintaining the First Lien Leverage Ratios specified in the Financing Agreement), Near may request that funds credited to the Specified Account are released from the Specified Account to be used by Near. Upon the occurrence and continuance of any Event of Default or if the Business Combination does not occur on or prior to March 31, 2023 (or such later date as may be agreed by the Administrative Agent (as such term is defined in the Financing Agreement) in its sole discretion), then the funds credited to the Specified Account may be released and applied to prepay the Loans.

Near is required to pay customary fees and costs in connection with the Financing Agreement, including a commitment fee in an amount equal to 3.00% of the aggregate Term Loan Commitments on the Financing Effective Date, a $250,000 loan servicing fee annually and an exit fee in an amount equal to 1.95% of the aggregate Term Loan Commitments as of the Effective Date to be paid upon termination of the Financing Agreement or the acceleration of the Loan.

The Financing Agreement requires that Near and its subsidiaries make mandatory prepayments, subject to certain reinvestment rights and certain exceptions, with the proceeds of asset dispositions, events of loss, other extraordinary receipts and indebtedness that is not permitted by the Financing Agreement. In addition, subject to certain exceptions, repayments of the Financing Agreement will be subject to early termination fees in an amount equal to (a) a make-whole amount equal to the amount of interest that would have otherwise been payable through the first anniversary of the Effective Date of the Financing Agreement, plus 3.0% of the principal amount of term loans repaid, if repayment occurs on or prior to the first anniversary of the Effective Date, (b) 2.0% of the principal amount of term loans prepaid, if repayment occurs after the first anniversary of the Effective Date but on or prior to the second anniversary of the Effective Date and (c) 0.0%, thereafter.

The Financing Agreement contains customary representations, warranties, events of default and covenants by Near and its subsidiaries, subject to customary materiality, material adverse effect and knowledge qualifiers. The Financing Agreement also contains (a) certain affirmative covenants that impose certain reporting and/or performance obligations on Near and its subsidiaries, (b) certain negative covenants that generally limit, subject to various exceptions, Near and its subsidiaries from taking certain actions, including, without limitation, incurring indebtedness, making investments, incurring liens, paying dividends and engaging in mergers and consolidations, sale and leasebacks and asset dispositions, (c) financial maintenance covenants in the form of a maximum leverage ratio and minimum liquidity, (d) customary events of default for financings of this type and (e) cash management and anti-cash hoarding obligations. Obligations under the Financing Agreement may be declared due and payable upon the occurrence and during the continuance of customary events of default.

In connection with the Financing Agreement, Near granted warrants to affiliates of the lenders to purchase the Blue Torch Warrants, which are exercisable for an aggregate of 9,660 shares of Near’s common stock, currently representing 2% of Near’s fully diluted capitalization, with a per share exercise price of $0.001. The Blue Torch Warrants may be exercised on a cashless basis. The Blue Torch Warrants are exercisable for a term beginning on the date of issuance and ending on the earlier to occur of ten years from the date of issuance or the consummation of certain acquisitions of Near as set forth in the Blue Torch Warrants. The number of shares for which the Blue Torch Warrants are exercisable and the associated exercise price are subject to certain proportional adjustments as set forth in the Blue Torch Warrants. In addition to the cashless exercise right, holders of the Blue Torch Warrants may, at any time on the earlier to occur of two years from the date of issuance or the occurrence of certain default and indebtedness-based triggers, tender the Blue Torch Warrants for such warrant’s pro rata share of $10 million.

The foregoing summaries of the Financing Agreement and the Blue Torch Warrants do not purport to be complete and are qualified in their entirety by the full text of the Financing Agreement and the Form of Blue Torch Warrants, respectively, included in Exhibits 25 and 26 to the registration statement of which this proxy statement/prospectus forms a part.

The Financing Agreement, the Blue Torch Warrants and the related Loan Documents contain representations and warranties by each of the parties thereto, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Financing Agreement, the Blue Torch Warrants and the related Loan Documents were made solely for the benefit of the parties to such agreements; are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure schedules; may have been made for the purposes of allocating contractual risk between the parties to such agreements instead of establishing these matters as facts; and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Near, KludeIn or any of their subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreement, which subsequent information may or may not be fully reflected in KludeIn public disclosures.

Common Stock Purchase Agreement

In May 2022, KludeIn and the Company entered into the Common Stock Purchase Agreement with CF relating to a committed equity facility. Pursuant to the Common Stock Purchase Agreement, following the completion of the Business Combination, New Near, as KludeIn’s successor will have the right from time to time at its option to sell to CF up to $100.0 million of New Near common stock subject to certain customary conditions and limitations set forth in the Common Stock Purchase Agreement. New Near, as successor to KludeIn, will not have the right to commence any sales of New Near common stock to CF under the Common Stock Purchase Agreement until such time as all of the conditions to KludeIn’s right to commence sales (referred to as the “Commencement”) to CF as set forth in the Common Stock Purchase Agreement have been satisfied. These conditions include, but are not limited to the requirement to have a registration statement relating to the subject New Near common stock declared effective by the SEC. In connection with the exercise of the Common Stock Purchase Agreement, New Near will issue to CF an amount of New Near common stock equal to $2,000,000 based on the per share price of New Near common stock on the date of the Commencement as consideration for its irrevocable commitment to purchase the shares of New Near common stock under the Common Stock Purchase Agreement.

Convertible Preferred Stock

The characteristics of the Company’s redeemable convertible preferred shares include dividends, voting rights, the right to convert at any time to the equal number of common stock, liquidation preference, anti-dilution rights, and redemption rights.

As of September 30, 2022, Near had cash and cash equivalents of $9.5 million. Near expects its cash resources to be sufficient to fund its current operating plan for at least the next 12 months.

Cash Flows

The following table summarizes Near’s cash flows for the period indicated:

	Nine Months ended September 30,		Year Ended December 31,
	2022	2021	2021	2020
Net cash used in operating activities	$(16,779,875)	$(16,323,947)	$(21,596,598)	$(11,123,546)
Net cash provided by (used in) investing activities	(641,087)	1,375,390	1,372,703	(5,278,598)
Net cash provided by financing activities	18,623,064	9,105,528	8,210,052	4,207,742

Cash Flows Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2022 was $16.8 million, primarily related to our net loss for the period as well as changes in our working capital accounts offset by depreciation and amortization expense. The net cash used by changes in Near’s net operating assets and liabilities of $3.2 million was primarily related to a $14.2 million increase in accounts receivable offset by a $10.8 million increase in accrued expenses and other current liabilities.

Net cash used in operating activities for nine months ended September 30, 2021 was $16.3 million, primarily related to our net loss for the period offset changes in our working capital accounts. The net cash used by changes in

Near’s net operating assets and liabilities of $9.5 million was primarily related to a $4.0 million decrease in accounts payable, a $3.4 million increase in accounts receivable and a $1.1 million decrease in accrued expenses and other current liabilities.

Net cash used in operating activities for 2021 was $21.6 million, primarily related to our net loss for the period as well as changes in our working capital accounts offset by depreciation and amortization expense. The net cash used by changes in Near’s net operating assets and liabilities of $9.5 million was primarily related to a $1.6 million increase in accounts receivable and $7.3 million decrease in accounts payable.

Net cash used in operating activities for 2020 was $11.1 million, primarily related to our net loss for the period offset changes in our working capital accounts. The net cash provided by changes in Near’s net operating assets and liabilities of $10.3 million was primarily related to an increase of accounts payable in the amount of $12.1 million.

Cash Flows Provided by (Used in) Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2022 was $0.6 million, driven primarily by an advance to related party.

Net cash provided by investing activities for the nine months ended September 30, 2021 was $1.3 million, driven by cash acquired from acquisition of businesses, net of consideration paid.

Net cash provided by investing activities during 2021 was $1.4 million, driven by the cash acquired from acquisition of businesses, net of consideration paid, offset by purchases of investments.

Net cash used in investing activities during 2020 was $5.3 million, driven by purchases of property and equipment offset by proceeds from the sale of short term investments.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2022 was $18.6 million, consisting primarily of the net proceeds from the issuance of debt of $19.3 million, offset by the repayment of debt of $2.3 million.

Net cash provided by financing activities for the nine months ended September 30, 2021 was $9.1 million, consisting primarily of the net proceeds from the issuance of debt of $14.8 million, offset by the repayment of debt of $5.8 million.

Net cash provided by financing activities during 2021 was $8.2 million, consisting primarily of the net proceeds from the issuance of convertible promissory notes.

Net cash provided by financing activities during 2020 was $4.2 million, consisting primarily of the net proceeds from the issuance of preferred stock of $7.0 million, offset by the repayment of debt of $3.0 million.

Contractual Obligations and Commitments

The following table summarizes Near’s contractual obligations and commitments as of September 30, 2022:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(in thousands)
Purchase commitments(1)	$7,650	$1,661	$5,989	$—	$—
Long-term borrowings	34,664	10,552	23,917	195	—

____________

(1)      Purchase commitments primarily include contractual commitments for the purchase of data, hosting services and software as a service arrangements.

The following table summarizes Near’s contractual obligations and commitments as of December 31, 2021:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(in thousands)
Purchase commitments(1)	$10,550	$3,650	$6,900	$—	$—
Long-term borrowings	18,470	8,133	9,725	611	—

____________

(1)     Purchase commitments primarily include contractual commitments for the purchase of data, hosting services and software as a service arrangements.

The commitment amounts in the tables above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The tables do not include obligations under agreements that Near can cancel without a significant penalty.

Certain of our borrowings bear a variable interest rate partially based on EURIBOR We have not implemented a hedging strategy to mitigate the interest rate risk

The functional currency of our foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities of the foreign subsidiaries as well as certain borrowings are re-measured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates in effect during each reporting period. Foreign currency transaction gains and losses are recorded to non-operating income (loss).

Off-Balance Sheet Arrangements

As of September 30, 2022 and December 31, 2021, Near did not have any off-balance sheet arrangements or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, which affect the reported amounts in the consolidated financial statements. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates, including those related to the incremental borrowing rate applied in lease accounting, useful lives of property and equipment and intangible assets, the nature and timing of the satisfaction of performance obligations, allowance for credit losses on accounts receivables, fair values of investments and other financial instruments, fair value of acquired intangible assets and goodwill, share based compensation, income taxes, certain deferred tax assets and tax liabilities, and other contingent liabilities. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable. Although these estimates are inherently subject to judgment and actual results could differ from those estimates. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable.

Management has made assumptions about the possible effects of the novel COVID-19 pandemic on critical and significant accounting estimates impacting our consolidated financial statement for the year ended December 31, 2021. Although these estimates and assumptions are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates.

Business Combinations

The Company accounts for its acquisition as business combination if the assets acquired and liabilities assumed in the transaction constitute a business in accordance with Accounting Standard Codification (“ASC”) Topic 805 “Business Combinations”. Such acquisitions are accounted using the acquisition method i.e., by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values.

Where the set of assets acquired and liabilities assumed doesn’t constitute a business, it is accounted for as an asset acquisition where the individual assets and liabilities are recorded at their respective relative fair values corresponding to the consideration transferred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business acquisitions accounted for using the acquisition method of accounting and is not amortized. Goodwill is measured and tested for impairment on an annual basis in accordance with ASC 350, Intangibles — Goodwill and Other, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Such events and changes may include: significant changes in performance related to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy.

The Company’s test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the purposes of impairment testing, the Company has determined that it has only one reporting unit. The Company completed the annual impairment test and did not recognize any goodwill impairment charges for the three and nine months ended September 30, 2022 and 2021 and in the years ended December 31, 2021 and 2020.

Intangible Assets

The Company amortizes intangible assets with finite lives over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized and review them for impairment whenever an impairment indicator exists.

Fair Value Option

Under the Fair Value Option subsections of ASC Subtopic 825-10, Financial Instruments — overall, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. Any changes in the fair value of liabilities resulting from changes in the instrument-specific credit risk would be reported in other comprehensive income.

Revenue Recognition

The Company derives revenue primarily from i) core subscription services and ii) sale of operational products. Revenue is recognized when, or as, the related performance obligation is satisfied by transferring the control of the promised service to a customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these services.

The Company applies the following steps for revenue recognition:

(i) Identification of the contract, or contracts, with the customer

The Company considers the terms and conditions of the engagement in identifying the contracts. The Company determines a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, it has been determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, and financial information pertaining to the customer.

(ii) Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company and are distinct in the context of the contract, whereby, in respect of core subscription services, we have combined promises for access to the data intelligence platform, the output derived from such platform coupled with, in a marketing intelligence used case, access with the related obligation to provide use of the platform to execute customers’ marketing strategies as a single performance obligation. Sale of operational products is evaluated to be a distinct performance obligation, as further explained in the section “Sale of operational products”.

(iii) Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The transaction price includes platform subscription fees based on the contracted usage of Near platform for analytics, data enrichment, data feeds as outputs from the platform and for executing customers’ marketing campaigns as well as variable consideration associated with overage fees on exceeded media execution limits as specified in respective contracts, where relevant. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. In a marketing intelligence use case, the Company would be entitled to a platform fee even if the customer does not opt for contracted usage level of media execution committed by the Company, None of the Company’s contracts contain a significant financing component.

(iv) Allocation of the transaction price to the performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price (“SSP”). Contracts typically have one performance obligation of providing access to the core subscription service or access to relevant outputs from the Near Platform. On occasion, contracts include provision of certain operational products on a short term, fixed fee basis which reflect their respective SSP.

(v) Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue in respect of core subscription services is recognized over the contractual terms during which the customer is given access to the platform or the output from the platform. With respect to revenue from operational products, the Company recognizes revenue as services are delivered. The Company generates all its revenue from contracts with customers.

Core subscription revenue

The Company generates revenue from subscriptions to customers that enable them to access the Company’s cloud-based platform or access the output from such platform and use the data intelligence derived therein for a variety of use cases around analytics, data enrichment, marketing and operational decision-making including to access and advertise target consumer base for digital marketing and advertising. Subscription arrangements with customers do not provide the customer with the right to take possession of the Company’s software at any time. Instead, customers are granted continuous access to the platform or its specific modules/outputs over the contractual period. The underlying database of the Near platform is continuously updated based on ongoing data gathering exercise coupled with the Company’s patented algorithms running on such gathered data resulting in intelligent output available through the platform and therefore, its customers benefit from an up-to-date database on people and places relevant for the promotion of their business interests.

A time-elapsed method is used to measure progress because the Company’s obligation is to provide the customers a continuous service of access to the Company’s cloud-based platform or outputs and modules from such platform in order to execute their marketing and operational strategies over the contractual period and control is transferred evenly over the contractual period. Accordingly, the fixed consideration related to subscription service is recognized ratably over the contract term beginning on the date access to the subscription product is provisioned. Most of the customer agreements have a minimum term of one (1) year with various payment terms ranging from monthly to quarterly in arrears and in few cases, payments in advance. Also, most of the contracts have auto-renewal provision unless the customer decides to terminate such contract by providing an advance written notice prior to the end of the then current term. Many contracts with customers, including those entered into with the standard terms and conditions, may be terminated by Near at any time but only may be terminated by the customer either in case of a breach, or in certain cases, after a specified notice period. Typically, Near does not charge any penalties for early termination by the customer and the contracts do not entitle Near’s customers to a refund or partial refund upon cancellation of the relevant contracts. The auto renewal provisions are evaluated on a case-by-case basis but generally do not provide a material right as they do not provide a discount to the customer that is incremental to the range of discounts typically given for the same services that are sold to a similar class of customers, even when the stand-alone selling price of the services subject to the auto renewal provision is highly variable.

Sale of Operational products

The Company derives revenue from providing customized reports and other insights to customers on short term fixed fee basis. The Company recognizes such revenues from the sales of these operational products upon delivery to the customers (i.e., at a point in time basis). Refer to Note 20 of Near’s financial statementa for details.

Practical expedients

The Company has utilized the practical expedient available under ASC 606, Revenue from Contracts with Customers and does not disclose the following:

i) Value of unsatisfied performance obligations for contracts with an original expected length of one year or less. The Company has no significant financing components in its contracts with customers.

ii) Amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Company expects to recognize that amount as revenue.

Stock-based compensation

Stock-based compensation awards granted by the Company are considered as equity-classified stock option awards (“equity options”) and accounted for under ASC Topic 718 — Compensation — Stock Compensation. Stock-based compensation awards issued to non-employees in exchange for consulting and advisory services are accounted for in accordance with the provisions of Accounting Standards Update (“ASU”) 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting.” The Company recognizes and measures compensation expense for all stock-based awards based on the grant date fair value. Grant date fair value is determined under the option-pricing model (Black-Scholes Merton model). The fair value of restricted stock units (“RSUs”) is estimated based on the fair value of the Company’s common stock on the date of grant. The fair value determined at the grant date is expensed over the vesting period of the stock-based awards using the straight-line attribution method, however, the amount of compensation cost recognized at any date must at least equal the portion of the grant date fair value of the award that is vested at that date. Forfeitures are accounted for as they occur. Stock- based compensation expense is allocated to product and technology, sales and marketing and general and administrative on the condensed consolidated statements of operations based on where the associated employee’s functional department is located.

Employee benefit plans

Contributions to defined contribution plans are charged to consolidated statements of operations in the period in which services are rendered by the covered employees. Current service costs for defined benefit plans are accrued in the period to which they relate. The liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Net actuarial gains and losses are immediately recognized in the statement of operations.

The Company records annual amounts relating to its defined benefit plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, future compensation increases and attrition rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in net periodic cost in its entirety immediately. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

Quantitative and Qualitative Disclosures about Market Risk

Near is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact Near’s financial position due to adverse changes in financial market prices and rates. Near’s market risk exposure is primarily the result of fluctuations in interest rates.

As of December 31, 2021, Near did not have any debt or notes outstanding in which fluctuations in the interest rates would affect Near. Near’s debts are fixed rate instruments and are not subject to fluctuations in interest rates

Credit Risk

Financial instruments, which subjects Near to concentrations of credit risk, consist primarily of cash, cash equivalents, and deposits. Near’s cash and cash equivalents are held at major financial institutions located in the United States of America. At times, cash account balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits ($250,000 per depositor per institution). Management believes the financial institutions that hold Near’s cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents.

Provision for Income Taxes

Near uses the asset-and-liability method for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities and operating loss and tax credit carryforwards and are measured using the enacted tax rates that are expected to be in effect when the differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

Our policy for accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of the preparation of tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Reevaluation of tax positions considers factors such as changes in facts or circumstances, changes in or interpretations of tax law, effectively settled issues under audit or expiration of statute of limitation and new audit activity.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. KludeIn initially elected, and now Near has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, Near will not be subject to the same implementation timeline for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of Near’s financials to those of other public companies more difficult.

Near also intends to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as it qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Additionally, the combined company following the Business Combination will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K and may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which signifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The ASU is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2021. The Company adopted the ASU effective January 1, 2022, and the adoption of ASU 2020-06 did not have a material impact on the Company’s condensed consolidated financial statements.

In March 2020, the FASB issued authoritative guidance to provide optional relief for companies preparing for the discontinuation of interest rates such as the London Interbank Offered Rate (“LIBOR”) and applies to lease and other contracts, hedging instruments, held-to-maturity debt securities and debt arrangements that reference LIBOR or another rate that is expected to be discontinued as a result of reference rate reform. In January 2021, the FASB issued authoritative guidance that makes amendments to the new rules on accounting for reference rate reform. The amendments clarify that for all derivative instruments affected by the changes to interest rates used for discounting, margining or contract price alignment, regardless of whether they reference LIBOR, or another rate expected to be discontinued as a result of reference rate reform, an entity may apply certain practical expedients in ASC 848. This guidance is effective upon the ASUs issuance on March 12, 2020 and companies may elect to apply the amendments prospectively through December 31, 2022. The Company is currently evaluating the potential effects of this guidance on its condensed consolidated financial statements. The Company is currently evaluating the potential impact of modifying treasury related arrangements and applying the relevant ASC 848 optional practical expedients, as needed. For existing lease, debt arrangements and other contracts, the Company does not expect any qualifying contract modifications related to reference rate reform and therefore does not expect that the optional guidance in ASC 848 will need to be applied through December 31, 2022. The Company will continue to monitor new contracts that could potentially be eligible for contract modification relief through December 31, 2022.

DESCRIPTION OF NEW NEAR’S SECURITIES

The following summary of the material terms of New Near’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Proposed Charter. We urge you to read the Proposed Charter in its entirety for a complete description of the rights and preferences of New Near’s securities following the Business Combination. The Proposed Charter is described in “Proposal No. 2: The Charter Proposal” and the full text of the Proposed Charter is attached as Annex C to this proxy statement/prospectus. Until the date on which all obligations of New Near are paid in full pursuant to the Financing Agreement, New Near may not amend the Proposed Charter with respect to any of its equity interests, except for such amendments that would not be materially adverse to New Near, unless otherwise permitted pursuant to the Financing Agreement.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of 300,000,000 shares of Common Stock, $0.0001 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The outstanding shares of KludeIn Common Stock, and the shares of New Near Common Stock issued in the Business Combination will be duly authorized, validly issued, fully paid and non-assessable. Following the consummation of the Business Combination, all outstanding shares of KludeIn Class A Common Stock will be reclassified as shares of New Near Common Stock on a one-to-one basis. There will be no outstanding shares of KludeIn Class B Common Stock following the Business Combination as the outstanding KludeIn Class B Common Stock will be converted into shares of KludeIn Class A Common Stock in connection with the Business Combination.

As of the date hereof, there are 617,864 shares of KludeIn Class A Common Stock 4,312,500 shares of KludeIn Class B Common Stock and no shares of preferred stock of KludeIn outstanding.

New Near Common Stock Following the Business Combination

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Near Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of New Near Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of New Near Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the New Near Board in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on New Near Common Stock unless the shares of New Near Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of New Near’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of New Near Common Stock will be entitled to receive an equal amount per share of all of New Near’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

New Near’s stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the New Near Common Stock.

Election of Directors

The New Near Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except that the Class I directors will be appointed to an initial one-year term (and three-year terms subsequently), the Class II directors will be appointed to an initial two-year term (and three-year terms subsequently) and the Class III directors will be appointed to an initial three-year term (and three-year terms subsequently). There will be no cumulative voting with respect to the election of directors.

KludeIn Class A Shares Prior to the Business Combination

We are providing the public holders of KludeIn Class A Shares with the opportunity to redeem their KludeIn Class A Shares upon the consummation of the Business Combination at a per share price, payable in cash, equal to their pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the transactions contemplated by the Merger Agreement (including interest earned on the funds held in the Trust Account and not previously released to KludeIn to pay taxes). The Sponsor and KludeIn’s officers and directors have agreed, for no additional consideration, to waive their redemption rights with respect to any KludeIn Common Stock (including the Founder Shares) owned by them in connection with the completion of KludeIn’s Business Combination.

KludeIn will consummate the Business Combination only if a majority of the outstanding shares of KludeIn Common Stock voted at the Special Meeting in person online or by proxy is voted in favor of the Business Combination Proposal and the other conditions under the Merger Agreement to the parties’ obligations to close, as described above under “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Conditions to Closing of the Business Combination,” are satisfied or, where permitted, waived. However, the participation of the Sponsor and KludeIn’s officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of the Business Combination even if holders who currently own a majority of the outstanding Public Shares indicate their intention to vote, against the Business Combination.

The Sponsor and KludeIn’s officers and directors have agreed to vote any shares of KludeIn Common Stock owned by them in favor of the Business Combination. Public stockholders may elect to redeem their Public Shares without voting on the Business Combination Proposal and irrespective of whether they vote for or against the Business Combination.

Pursuant to KludeIn’s Existing Charter, if KludeIn is unable to complete an initial business combination by April 11, 2023 or obtain the approval of its stockholders to further extend the deadline to consummate an initial business combination, KludeIn will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject, in each case, to KludeIn’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Insiders have entered into a letter agreement with KludeIn, pursuant to which they have agreed to (1) waive their redemption rights with respect to any Founder Shares and any KludeIn Class A Shares held by them in connection with the completion of an initial business combination or any other tender offer made by KludeIn to purchase KludeIn Common Stock and (2) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares, and any of the Private Placement Warrants, held by them if KludeIn fails to complete an initial business combination within the prescribed timeframe.

There are no sinking fund provisions applicable to KludeIn Common Stock, except that KludeIn will provide its public stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable by us and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, subject to the limitations described herein.

KludeIn Class B Shares Prior to the Business Combination

The KludeIn Class B Shares are identical to the KludeIn Class A Shares included in the units sold in the IPO, and holders of these shares have the same stockholder rights as public stockholders, except that (i) the KludeIn Class B Shares are subject to certain transfer restrictions, as described in more detail below, (ii) KludeIn’s Insiders, the Sponsor and KludeIn’s officers and directors have entered into a letter agreement with KludeIn, pursuant to which they have agreed (A) to waive their redemption rights with respect to any KludeIn Class B Shares and Public Shares they hold in connection with the completion of the initial Business Combination, (B) to waive their redemption rights with respect to any KludeIn Class B Shares and Public Shares they hold in connection with a stockholder vote to approve an amendment to KludeIn’s Existing Charter to modify the substance or timing of KludeIn’s obligation to redeem 100% of its Public Shares if it fails to complete an initial business combination by April 11, 2023, or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity and (C) to waive their rights to liquidating distributions from the Trust Account with respect to any KludeIn Class B Shares they hold if KludeIn fails to complete its initial Business Combination by April 11, 2023 or any extended period of time that KludeIn may have to consummate an initial business combination as a result of an amendment to its Existing Charter, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if KludeIn fails to complete an initial business combination within such time period, and (iii) the KludeIn Class B Shares are automatically convertible into KludeIn Class A Shares upon the consummation of an initial business combination on a one-for-one basis, subject to adjustment as described herein and in KludeIn’s Existing Charter. The Insiders have agreed to vote their KludeIn Class B Shares and any Public Shares purchased during, or after, KludeIn’s IPO in favor of the Business Combination.

In the case that additional shares of KludeIn Class A Common Stock or equity-linked securities are issued or deemed issued in connection with KludeIn’s initial business combination, the number of shares of KludeIn Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of KludeIn’s IPO, plus the total number of shares of KludeIn Class A Common Stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by KludeIn in connection with or in relation to the consummation of the initial business combination, excluding any KludeIn Class A Shares or equity-linked securities exercisable for or convertible into KludeIn Class A Shares issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to KludeIn’s sponsor, officers or directors upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one for one basis. KludeIn cannot determine at this time whether a majority of the holders of KludeIn Class B Shares the time of any future issuance would agree to waive such adjustment to the conversion ratio. They may waive such adjustment due to (but not limited to) the following: (i) closing conditions that are part of the agreement for KludeIn’s initial business combination; (ii) negotiation with KludeIn Class A stockholders on structuring an initial business combination; or (iii) negotiation with parties providing financing that would trigger the anti-dilution provisions of the KludeIn Class B Shares. If such adjustment is not waived, the issuance would not reduce the percentage ownership of holders of KludeIn Class B Shares, but would reduce the percentage ownership of holders of KludeIn Class A Shares. If such adjustment is waived, the issuance would reduce the percentage ownership of holders of both classes of KludeIn common stock. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of KludeIn Class A Common Stock issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

With certain limited exceptions, the KludeIn Class B Shares are not transferable, assignable or salable (except to KludeIn’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of an initial business combination or (B) subsequent to an initial business combination, (x) if the reported closing price of the KludeIn Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination or (y) the date, following the completion of an initial business combination, on which KludeIn completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of holders of KludeIn Class A Shares having the right to exchange their shares of common stock for cash, securities or other property.

The holders of KludeIn Class B Shares have also agreed (A) to vote any shares owned by them in favor of any proposed initial Business Combination and (B) not to redeem any shares in connection with a stockholder vote to approve a proposed initial Business Combination.

Preferred Stock

KludeIn’s Existing Charter provides, and the New Near Charter will provide, that shares of preferred stock may be issued from time to time in one or more series. The KludeIn Board is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of KludeIn (or, after the Closing, New Near) or the removal of existing management.

KludeIn has no preferred stock outstanding at the date hereof and will have no preferred stock outstanding immediately after the Closing.

Redeemable Warrants

Public Stockholders’ Warrants

Each whole Public Warrant entitles the registered holder to purchase one KludeIn Class A Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the completion of KludeIn’s initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of KludeIn’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

KludeIn will not be obligated to deliver any KludeIn Class A Shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the KludeIn Class A Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to KludeIn satisfying its obligations described below with respect to registration. No Public Warrant will be exercisable and KludeIn will not be obligated to issue KludeIn Class A Shares upon exercise of a Public Warrant unless KludeIn Class A Shares issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will KludeIn be required to net cash settle any Public Warrant. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of a unit containing such Public Warrant will have paid the full purchase price for the unit solely for the KludeIn Class A Share underlying such unit.

KludeIn has agreed that as soon as practicable, but in no event later than 15 business days after the closing of its initial business combination, KludeIn will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the KludeIn Class A Shares issuable upon exercise of the Public Warrants to cause such registration statement to become effective and to maintain a current prospectus relating to those KludeIn Class A Shares until the Public Warrants expire or are redeemed, as specified in the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and KludeIn (the “Warrant Agreement”). If a registration statement covering the KludeIn Class A Shares issuable upon exercise of the Public Warrants is not effective by the 60th business day after the closing of KludeIn’s initial business combination or within a specified period following the consummation of KludeIn’s initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when KludeIn will have failed to maintain an effective registration statement, exercise Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act; provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Public Warrants on a cashless basis.

Once the Public Warrants become exercisable, KludeIn may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the last reported sale price of the KludeIn Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before KludeIn sends the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by KludeIn, KludeIn may not exercise its redemption right if the issuance of KludeIn Class A Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or KludeIn is unable to effect such registration or qualification. KludeIn will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were initially offered by KludeIn in the IPO.

KludeIn has established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and KludeIn issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise its Public Warrant prior to the scheduled redemption date. However, the price of the KludeIn Class A Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), as well as the $11.50 warrant exercise price after the redemption notice is issued.

If KludeIn calls the Public Warrants for redemption as described above, KludeIn’s management will have the option to require any holder that wishes to exercise its Public Warrant to do so on a cashless basis. In determining whether to require all holders to exercise their Public Warrants on a cashless basis, KludeIn’s management will consider, among other factors, KludeIn’s cash position, the number of Public Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of KludeIn Class A Shares issuable upon the exercise of the Public Warrants. If KludeIn’s management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of KludeIn Class A shares equal to the quotient obtained by dividing (x) the product of the number of KludeIn Class A Shares underlying the Public Warrants multiplied by and the excess of the “fair market value” (defined below) over the exercise price of the Public Warrants by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the KludeIn Class A Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If KludeIn’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of KludeIn Class A Shares to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. KludeIn believes this feature is an attractive option to KludeIn if KludeIn does not need the cash from the exercise of the warrants after its initial business combination. If KludeIn calls its Public Warrants for redemption and KludeIn’s management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Public Warrants on a cashless basis, as described in more detail below.

In the event KludeIn (or New Near) determines to redeem the warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that KludeIn (or New Near) elects to redeem all of the redeemable warrants as described above, KludeIn (or New Near) will fix a Redemption Date. Notice of redemption will be mailed by first class mail, postage prepaid, by KludeIn (or New Near) not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via New Near’s posting of the redemption notice to DTC. The closing price for the KludeIn Class A Shares as of the Record Date was $10.68 and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

A holder of a Public Warrant may notify KludeIn in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrants, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the KludeIn Class A Shares outstanding immediately after giving effect to such exercise.

If the number of outstanding KludeIn Class A Shares is increased by a stock dividend payable in KludeIn Class A Shares, or by a split-up of KludeIn Class A Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of KludeIn Class A Shares k issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding KludeIn Class A Shares. A rights offering to holders of KludeIn Class A Shares entitling holders to purchase KludeIn Class A Shares at a price less than the fair market value will be deemed a stock dividend of a number of KludeIn Class A Shares equal to the product of (i) the number of KludeIn Class A Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for KludeIn Class A Shares) and (ii) one minus the quotient of (x) the price per KludeIn Class A Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for KludeIn Class A Shares, in determining the price payable for KludeIn Class A Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of KludeIn Class A Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the KludeIn Class A Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if KludeIn, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of KludeIn Class A Shares on account of such KludeIn Class A Shares (or other shares of KludeIn’s capital stock into which the Public Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of KludeIn Class A Shares in connection with a proposed initial business combination, or (d) in connection with the redemption of KludeIn’s Public Shares upon KludeIn’s failure to complete its initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each KludeIn Class A Share in respect of such event.

If the number of outstanding KludeIn Class A Shares is decreased by a consolidation, combination, reverse stock split or reclassification of KludeIn Class A Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of KludeIn Class A Shares issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding KludeIn Class A Shares.

Whenever the number of KludeIn Class A Shares purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of KludeIn Class A Shares purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of KludeIn Class A Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding KludeIn Class A Shares, or in the case of any merger or consolidation of KludeIn with or into another corporation (other than a consolidation or merger in which KludeIn is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding KludeIn Class A Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of KludeIn as an entirety or substantially as an entirety in connection with which KludeIn is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the KludeIn Class A Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of KludeIn Class A Shares in such a transaction is payable in the form of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the Public Warrants otherwise do not receive the full potential value of the Public Warrants. This formula is to compensate the Public Warrant holder for the loss of the option value portion of the warrant due to the requirement that the Public Warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants have been issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and KludeIn. You should review a copy of the Warrant Agreement, which has been filed as Exhibit 4.4 to the registration statement of KludeIn’s IPO on Form S-1, for a complete description of the terms and conditions applicable to the Public Warrants. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments shall require the vote or written consent of the holders of at least a majority of the then outstanding Public Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, a majority of the then outstanding Private Placement Warrants.

In addition, if (x) KludeIn issues additional KludeIn Class A Shares or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at a newly issued price of less than $9.20 per KludeIn Class A Share (with such issue price or effective issue price to be determined in good faith by the KludeIn Board and, in the case of any such issuance to the Insiders or their affiliates, without taking into account any Founder Shares held by the Insiders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the KludeIn Class Shares during the 20 trading day period starting on the trading day after the day on which KludeIn consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Public Warrants may be exercised upon surrender of the Public Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to KludeIn, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of KludeIn Class A Shares and any voting rights until they exercise their Public Warrants and receive KludeIn Class A Shares. After the issuance of KludeIn Class A Shares upon exercise of the Public Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, KludeIn will, upon exercise, round down to the nearest whole number the number of KludeIn Class A Shares to be issued to the warrant holder.

Private Placement Warrants

The Private Placement Warrants (including the KludeIn Class A Shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after KludeIn’s completion of an initial business combination (except, among other limited exceptions as described under the section of the IPO prospectus dated January 6, 2021 filed pursuant to Rule 424(b)(4) entitled “Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants,” to KludeIn’s officers and directors and other persons or entities affiliated with or related to the Sponsor) and they will not be redeemable by KludeIn so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of KludeIn’s IPO, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor, or its permitted transferees, the Private Placement Warrants will be redeemable by KludeIn and exercisable by the holders on the same basis as the Public Warrants included in the units sold in KludeIn’s IPO.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of KludeIn Class A Shares equal to the quotient obtained by dividing (x) the product of the number of KludeIn Class A Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) of the KludeIn Class A Shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average closing price of the KludeIn Class A Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that KludeIn has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, or its permitted transferees, is because it is not known at this time whether they will be affiliated with KludeIn (or its successor) following the initial business combination. If they are affiliated with KludeIn (or its successor) following an initial Business Combination, their ability to sell KludeIn’s (or its successor’s) securities in the open market will be significantly limited. KludeIn has policies in place that prohibit insiders from selling its securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell its securities, an insider cannot trade in KludeIn’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the KludeIn Class A Shares issuable upon such exercise freely in the open market, the insiders could be significantly restricted from doing so. As a result, KludeIn believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of KludeIn’s officers and directors may, but are not obligated to, loan KludeIn funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by the Sponsor or its affiliates, or KludeIn’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

The Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (including the KludeIn Class A Shares issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete the initial Business Combination, except that, among other limited exceptions as described under the section of the IPO prospectus dated January 6, 2021 entitled “Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants,” transfers made to KludeIn’s officers and directors and other persons or entities affiliated with or related to the Sponsor.

Harbert Warrants

In connection with the Harbert Facility, the Company granted Harbert (i) warrants equal to EUR 1,200,000 exercisable at a strike price of $500 per share (“Harbert Tranche 1”), and (ii) warrants equal to EUR 1,050,000 exercisable at a strike price of $730 per share (“Harbert Tranche 2” and together with the Harbert Tranche 1, the “Initial Harbert Warrants”). In addition, on April 29, 2021, Near issued warrants equal to $730,000 exercisable at a strike price of $1050 per share (the “New Harbert Warrants” and, collectively with the Initial Harbert Warrants, the “Harbert Warrants”)

The Initial Harbert Warrants are issued pursuant to a Warrant Instrument initially executed by Near SG on January 30, 2019, as amended by a deed of amendment dated February 25, 2021 and as amended and restated by a warrant assumption agreement dated November 3, 2022, including the assumption of all of the obligations of Near SG thereunder by Near (the “Warrant Instrument”). The Warrant Instrument provides that, subject to other circumstances described therein, the Harbert Warrants have an exercise period of ten years from their date of issue. The Initial

Harbert Warrants may be exercised for cash at their respective strike price, provided that, pursuant to the amendment and restatement of the Warrant Instrument, the Initial Harbert Warrants are exercisable for such number of shares of Near Common Stock on a 1,000:1 basis at the relevant strike price. In addition, the Initial Harbert Warrants may also be exercised on a cashless basis where the number of shares delivered upon exercise is equal to the number of warrants presented for exercise, multiplied by the fair value of each share at the exercise date less the relevant strike price. Fair value of Near shares at the exercise date will be determined with reference to the average closing price for such shares if listed or traded over the counter or a fair price as determined by Near’s Board of Directors. The Initial Harbert Warrants are exercisable for common stock of Near or any new stock issued by New Near in connection with the Business Combination.

The relevant strike price for the Initial Harbert Warrants is subject to adjustment related to subsequent financing and other market standard anti-dilution provisions. The Warrant Instrument also provides that, in the event of a sale or listing of the Company, where the warrant holders would, upon exercise of all the warrants issued pursuant to the Warrant Instrument at the relevant strike price, receive shares in an amount less than the Euro Equivalent of $2,500,000, elect to receive a cash payment in an amount of Euro Equivalent of $2,500,000

The New Harbert Warrants are issued pursuant to a Warrant effective as of November 3, 2022. Similar to the Initial Harbert Warrants, the New Harbert Warrants have a term of ten years from the issue date, subject to the terms of the Warrant. The New Harbert Warrants can be exercised on cashless basis similar to the Warrant Instrument. In the event of an acquisition, IPO or business combination, the warrants will be deemed to have exercised on a cashless basis. In the event that an acquisition, IPO or business combination, where the exercise of the New Harbert Warrants in full would result in an amount of less than Euro 300,000 in aggregate, Harbert will have an option to receive a cash payment of Euro 300,000 from the proceeds of such acquisition, IPO or business combination.

Blue Torch Warrants

In connection with the Financing Agreement, Near granted warrants to affiliates of the lenders to purchase fully paid and non-assessable shares of common stock (the “Blue Torch Warrants”), which are exercisable for an aggregate of 9,660 shares of Near’s common stock, currently representing 2% of Near’s fully diluted capitalization, with a per share exercise price of $0.001. The Blue Torch Warrants may be exercised on a cashless basis. The Blue Torch Warrants are exercisable for a term beginning on the date of issuance and ending on the earlier to occur of ten years from the date of issuance or the consummation of certain acquisitions of Near as set forth in the Blue Torch Warrants. The number of shares for which the Blue Torch Warrants are exercisable and the associated exercise price are subject to certain proportional adjustments as set forth in the Blue Torch Warrants. In addition to the cashless exercise right, holders of the Blue Torch Warrants may, at any time on the earlier to occur of two years from the date of issuance or the occurrence of certain default and indebtedness-based triggers, tender the Blue Torch Warrants for such warrant’s pro rata share of $10 million.

Certain Anti-Takeover Provisions of Delaware Law

Section 203 of the Delaware General Corporation Law

KludeIn and New Near have not and will not opt out of the provisions of Section 203 of the DGCL regulating corporate takeovers under KludeIn’s Existing Charter or the Proposed Charter, as applicable. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of an entity’s assets. However, the above provisions of Section 203 do not apply if:

•        the board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of its voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by the board of directors and authorized at a meeting of the stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with KludeIn or New Near for a three-year period. This provision may encourage companies interested in acquiring KludeIn or New Near to negotiate in advance with the applicable board of directors because the stockholder approval requirement would be avoided if the applicable board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the applicable board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Special Meetings of Stockholders

KludeIn’s bylaws provide that special meetings of our stockholders may be called only by a majority vote of the KludeIn Board, by KludeIn’s Chief Executive Officer or by KludeIn’s Chairman. The Proposed Charter and New Near’s amended and restated bylaws will provide, that special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation, or the New Near Board in each case in accordance with the bylaws.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

KludeIn’s current bylaws provide, and New Near’s amended and restated bylaws will provide, that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing. To be considered timely, a stockholder’s notice will need to be received by the company secretary at the principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in KludeIn’s or New Near’s annual proxy statement must comply with the notice periods contained therein. KludeIn’s current bylaws specify, and New Near’s amended and restated bylaws will specify, certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares

KludeIn’s and New Near’s authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of KludeIn or New Near by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

KludeIn’s Existing Charter requires, to the fullest extent permitted by the applicable law, that derivative actions brought in KludeIn’s name, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers.

KludeIn’s Existing Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, KludeIn’s Existing Charter provides that, unless KludeIn consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Proposed Charter will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on New Near’s behalf, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of New Near or any stockholder to New Near or the New Near’s stockholders, (3) any action or proceeding asserting a claim against New Near or any current or former director, officer or other employee of New Near or any stockholder arising pursuant to any provision of the DGCL, the New Near Charter or the New Near’s amended and restated bylaws (as each may be amended from time to time), (4) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, and (5) any action asserting a claim against New Near or any director, officer or other employee of the New Near or any stockholder, governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, and an investor cannot waive compliance with the federal securities laws and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, New Near would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Charter. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Near or its directors, officers, or other employees, which may discourage lawsuits against New Near or its directors, officers and other employees. If a court were to find either exclusive-forum provision in the New Near Charter to be inapplicable or unenforceable in an action, New Near may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm New Near’s business.

Limitation on Liability and Indemnification of Directors and Officers

KludeIn’s Existing Charter provides, and the Proposed Charter will provide, that directors and officers will be indemnified by KludeIn or New Near, respectively, to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, KludeIn’s Existing Charter provides that directors will not be personally liable for monetary damages to KludeIn for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to KludeIn or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. New Near’s Proposed Charter will provide that directors will not be personally liable for monetary damages to New Near except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

New Near will also enter into agreements with its officers and directors to provide contractual indemnification. KludeIn’s current bylaws permit, and the bylaws to be in effect upon the consummation of the Business Combination will permit New Near to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. New Near will purchase a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures New Near against its obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against New Near’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Near and New Near’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent New Near pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. New Near believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to KludeIn’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, KludeIn has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to KludeIn regarding (i) unless otherwise indicated in the footnotes below, the actual beneficial ownership of KludeIn Common Stock as of the Record Date (the “Ownership Date”), which is prior to the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement (“pre-business combination”) and (ii) the expected beneficial ownership of KludeIn Common Stock immediately following the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement (“post-business combination”), in each case, by:

•        each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding KludeIn Common Stock;

•        each of KludeIn’s current executive officers and directors;

•        each person who will (or is expected to) become an executive officer or director of New Near following the consummation of the Business Combination; and

•        all executive officers and directors of KludeIn as a group pre-business combination and all executive officers and directors of New Near post-business combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of shares of KludeIn Common Stock pre-business combination is based on 4,930,364 outstanding shares of KludeIn Common Stock (including 617,864 KludeIn Class A Shares and 4,312,500 KludeIn Class B Shares) issued and outstanding as of the Ownership Date. The ownership percentages listed below do not include any such KludeIn Class A Shares that may be purchased after the Ownership Date.

Pre-Business Combination Beneficial Ownership Table

	Class A Common Stock		Class B Common Stock		Approximate Percentage of Outstanding Shares of Common Stock
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned(2)	Approximate Percentage of Class
KludeIn Prime LLC(3)	—	—	4,237,500	98.3%	85.9%
Narayan Ramachandran(3)	—	—	4,237,500	98.3%	85.9%
Mini Krishnamoorthy	—	—	—	—	—
Sriram Raghavan(3)	—	—	4,237,500	98.3%	85.9%
Dr. Ashish Gupta	—	—	—	—	—
Krishnan Rajagopalan	—	—	25,000	*	*
Madhavan Rangaswami	—	—	25,000	*	*
Mark Bailey	—	—	25,000	*	*
Polar Multi-Strategy Master Fund	120,000	19.42%	—	—	*

____________

*        less than 1%

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o KludeIn I Acquisition Corp., 1096 Keeler Avenue, Berkeley, CA 94708.

(2)      Interests shown consist solely of Class B Common Shares. Such shares are convertible into Class A Common Shares on a one-for-one basis.

(3)      The Sponsor is the record holder of such shares. Each of Messrs. Ramachandran and Raghavan is a managing member of the Sponsor, and as such, each has voting and investment discretion with respect to the KludeIn Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership of the KludeIn Common Stock held directly by the Sponsor. Each of our officers and directors holds a direct or indirect interest in the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)      Based on a Schedule 13G/A filed with the SEC on February 10, 2023, filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”, and together with Polar Asset Management Partners Inc., the “Polar Parties”), with respect to 120,000 shares owned by PMSMF. The principal business address for the Polar Parties is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

Post-Business Combination Beneficial Ownership Table

The expected beneficial ownership of KludeIn Common Stock post-business combination in the “No Redemptions” column in the table below has been determined based upon the following additional assumptions: (i) no holders of KludeIn Class A Shares exercise their redemption rights, (ii) 55,011,883 KludeIn Class A Shares are issued, (iv) none of KludeIn’s Insiders or the former stockholders of Near purchase KludeIn Class A Shares in the open market, (v) the Sponsor Forfeiture and (vi) there are no other issuances of equity interests of New Near.

The expected beneficial ownership of KludeIn common stock post-business combination in the “Maximum Contractual Redemption” column in the table below has been determined based upon the following additional assumptions: (i) 617,864 KludeIn Class A Shares are redeemed for an aggregate payment of approximately $6.4 million from the Trust Account; (ii) 55,011,883 KludeIn Class A Shares are issued, (iv) none of KludeIn’s initial stockholders or the former stockholders of Near purchase KludeIn Class A Shares in the open market, (v) the Sponsor Forfeiture and (vi) there are no other issuances of equity interests of New Near.

	Assuming No Redemptions by KludeIn Stockholders		Assuming Maximum Contractual Redemptions by KludeIn Stockholders
Name of Stockholder
Anil Mathews	6,407,110	10.73%	6,407,110	10.84%
Ronald Steger	—	—	—	—
Kathryn Petralia	—	—	—	—
Mark N. Greene	—	—	—	—
Mini Krishnamoorthy	—	—	—	—
Cecil Capital PTE LTD(1)	6,407,110	10.73%	6,407,110	10.84%
Sequioa Capital India III LTD(2)	7,381,930	12.36%	7,381,930	12.49%
CMDB II(3)	7,381,930	12.36%	7,381,930	12.49%
GPC NIV LTD(4)	11,611,292	19.45%	11,611,292	19.65%
UM Legacy LLC(5)	8,982,180	15.04%	8,982,180	15.20%
KludeIn Prime LLC(6)	4,000,000	6.70%	4,000,000	6.77%

____________

(1)      Anil Mathews has voting and investment discretion with respect to the KludeIn Common Stock held of record by Cecil Capital PTE LTD, and may be deemed to have beneficial ownership of the KludeIn Common Stock held directly by Cecil Capital PTE LTD. The address of the principal business office of Cecil Capital PTE LTD is 160 Robinson Road, #20-03 SBF Center, Singapore 068914.

(2)      Consists of (i) 30,000 ordinary shares (ii) 47,709,000 series A preferred shares, and (iii) 6,618,000 series B preferred shares, held of record by Sequoia Capital India III Ltd. Sequoia Capital India Management III Ltd is the management entity and provides non-binding investment advice to Sequoia Capital India III Ltd. The investment decisions are taken by the board of directors of Sequoia Capital India III Ltd. Accordingly, the voting and dispositive power with respect to the shares held by Sequoia Capital India III Ltd are exercised by the board of directors of Sequoia Capital India III Ltd. The address for Sequoia Capital India III Ltd is International Proximity, Fifth Floor, Ebene Esplanade, 24 Bank Street, CyberCity, Ebene, Republic of Mauritius.

(3)      J.P. Morgan Investment Management Inc. has voting and investment discretion with respect to the KludeIn Common Stock held of record by CMDB II, and may be deemed to have beneficial ownership of the KludeIn Common Stock held directly by CMDB II. The address of the principal business office of CMDB II is 14 Appeld Court Hillsdale, NJ 07462.

(4)      GPC NIV Ltd. has voting and investment discretion with respect to the KludeIn Common Stock held of record by Greater Pacific Capital Private Investing India LP, and may be deemed to have beneficial ownership of the KludeIn Common Stock held directly by Greater Pacific Capital Private Investing India LP. The business address of GPC NIV Ltd is PO Box 309, Ugland House, George Town Grand Cayman, KY1-1104, Cayman Islands.

(5)      The address of the principal business office of UM Legacy LLC is 130 West, Union Street, Pasadena, CA 91103. The power to vote or dispose of securities issued by the Company and held by UM Legacy LLC (“UML”) is shared by individual managers of the UML Board of Managers, none of whom has veto power. Under the terms of the Limited Liability Company Agreement of UML, its Board of Managers is comprised of five Managers. As of July 25, 2022, three of the five seats are filled by Tom McGovern, Tige Savage, and John H. Wyant. Of the two remaining seats, Accel X L.P., may appoint a Manager but has not elected to do so while the remaining seat shall be elected by, and may only be removed without cause by, the unanimous affirmative vote or written consent of the other managers then serving on the UML’s Board of Managers. Messrs. McGovern, Savage and Wyant disclaim any beneficial ownership of the securities issued by the Company.

(6)      The Sponsor is the record holder of such shares. Each of Messrs. Ramachandran and Raghavan is a managing member of the Sponsor, and as such, each has voting and investment discretion with respect to the KludeIn Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership of the KludeIn Common Stock held directly by the Sponsor. Each of our officers and directors holds a direct or indirect interest in the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

KludeIn Related Person Transactions

The Sponsor and KludeIn’s officers and directors hold all of KludeIn’s 4,312,500 Founder Shares, representing 29.3% of the total outstanding shares of KludeIn’s common stock outstanding. The Sponsor also holds 5,200,000 Private Placement Warrants. Each Private Placement Warrant entitles the holder to purchase one KludeIn Class A Share at $11.50 per share. The Private Placement Warrants (including the KludeIn Class A Share issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of an initial business combination.

In connection with the closing of the IPO, the Anchor Investor, acquired from the Sponsor an indirect economic interest in an aggregate of 635,625 Founder Shares at the original purchase price that the Sponsor paid for the Founder Shares. The Sponsor has agreed to distribute such Founder Shares to the Anchor Investor after the completion of a Business Combination. The Company estimated the aggregate fair value of the Founder Shares attributable to the Anchor Investor to be $4,411,238, or $6.94 per share. The fair value of the Founder Shares was estimated using the income approach. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A and Topic 5T. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering using the with-and-without method, compared to total proceeds received. Offering costs related to the Founder Shares amounted to a contribution to additional paid-in capital $4,411,238, of which $158,805 were expensed to the statements of operations and included in transaction costs attributable to warrant liabilities and the remaining $4,252,433 recorded as an additional offering cost as a reduction of temporary equity, and re-measured to accumulated deficit upon recording temporary equity at redemption value.

KludeIn currently utilizes office space at 1096 Keeler Avenue, Berkeley CA 94708. KludeIn’s executive offices are provided to KludeIn by an affiliate of Arjun Divecha, KludeIn’s Special Advisor, at no charge, until such time as KludeIn may enter into a lease for office space with an unaffiliated third party.

On January 21, 2022, KludeIn issued the Sponsor January Promissory Note in the principal amount of up to $1,500,000 to the Sponsor for working capital expenses. The Sponsor January Promissory Note is non-interest bearing and payable upon the consummation of a Business Combination or may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant at the lender’s discretion. During the nine months ended September 30, 2022, an aggregate of $1,072,500 was drawn on the Sponsor January Promissory Note and is included (at its then current fair value) in convertible promissory note — related party on the accompanying condensed balance sheet as of September 30, 2022. The Sponsor January Promissory Note was valued using the fair value method. The discounted cash flow method was used to value the debt component of the Sponsor January Promissory Note and the black scholes option pricing model (the “Black Scholes Option Pricing Model”) was used to value the debt conversion option. The convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the notes are recognized as a non-cash gain or loss on the condensed statements of operations. The fair value of the note as of September 30, 2022 was $528,300, which resulted in a change in fair value of the convertible note of $175,732 and $182,135 recorded in the condensed statement of operations for the three and nine months ended September 30, 2022, respectively. Subsequent to September 30, 2022, KludeIn drew down an additional $152,500 under the Sponsor January Promissory Note.

In connection with the Extension Amendment, KludeIn stockholders holding 6,845,606 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $68,488,348 (approximately $10.00 per share) was removed from the Trust Account to pay such holders. In connection with the Extension Amendment, on July 7, 2022, KludeIn issued the Extension Note to the Sponsor in the aggregate principal amount of up to $2,060,070, pursuant to which the Sponsor agreed to provide KludeIn with equal installments of the Extension Funds, or $343,345, to be deposited into the Trust Account for each month in which the date by which KludeIn must consummate its initial business combination is extended, from July 11, 2022 until January 11, 2023. On November 23, 2022, KludeIn issued the Near Extension Note to Near. The Near Extension Note relates to the final two payments of the Extension Funds of $343,345 each. As of February 10, 2022, an aggregate of $2,060,070 has been drawn down on the Extension Note and the Near Extension Note and deposited into the Trust Account to cover the six months of the extension.

Except as otherwise disclosed in this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, will be paid by KludeIn to the Sponsor, KludeIn’s executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on KludeIn’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. KludeIn’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or KludeIn or its affiliates.

KludeIn engaged Cantor as a financial advisor in connection with the Business Combination and agreed to pay a customary financial advisory fee in an amount that constitutes a market standard financial advisory fee for comparable transactions.

After the Business Combination, members of KludeIn’s management team who remain with New Near may be paid consulting, management or other fees from New Near with any and all amounts being fully disclosed to stockholders, to the extent then known. The amount of such compensation will not be known at the time of distribution of this proxy statement/prospectus or at the time of a stockholder meeting held to consider the Business Combination, as applicable, and it will be up to the directors of New Near to determine executive and director compensation.

For additional information on related party transactions, see the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” of this proxy statement/prospectus.

Certain Agreements Related to the Business Combination

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Merger Agreement by KludeIn. References below are qualified in their entirety by reference to the full text of such agreements and to the descriptions thereof included elsewhere in this proxy statement/prospectus. These agreements include:

•        Near Stockholder Voting and Support Agreement (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Near Stockholder Voting and Support Agreement”).

•        Sponsor Support Agreement (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Sponsor Support Agreement”).

•        Lock-Up Agreements (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Lock-Up Agreements”).

•        Non-Competition Agreements (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Non-Competition Agreements and Non-Solicitation Agreements”).

•        Common Stock Purchase Agreement (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Common Stock Purchase Agreement”).

KludeIn Related Person Transactions Policy

The audit committee of the KludeIn our board of directors has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which KludeIn was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) $120,000 in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) KludeIn’s directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of KludeIn’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who may be a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, KludeIn’s audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes KludeIn’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of KludeIn and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, KludeIn may consummate related party transactions only if KludeIn’s audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Near Related Person Transactions

Contribution Documents and Reorganization

On April 19, 2022, Near and N Sing entered into the Contribution Documents and consummated the Contribution by N Sing of the assets specified in the Contribution Documents to Near in exchange for all of the capital stock of Near pursuant to the terms and conditions of the Contribution Documents prior to the execution of the Merger Agreement. On June 13, 2022, N Sing and Near distributed the capital stock of Near received by it in the Contribution to all of the shareholders of N Sing, thereby ensuring that all of the shareholders of N Sing become the sole stockholders of Near and the capital stock and ownership structure of Near reflected the share capital and ownership structure of N Sing on a 1,000:1 basis as provided in the Contribution Documents at the time of such distribution.

Near Shareholders’ Agreement

On April 19, 2022, Near, N Sing, the existing shareholders of N Sing, including CMDB II (“CMDB”), Sequoia Capital India III Ltd. (“Sequoia”), GB-V Growth Fund Investment Limited Partnership (“GB-V”), Telstra Ventures Fund II, L.P. (“Telstra”), Cisco Systems International B.V. (“Cisco”), GPC NIV Ltd (“GPC”), OurCrowd International Investment III L.P. (“OurCrowd”) and UM Legacy LLC (“UM”), Anil Mathews and Shobhit Shukla entered into the second restated and amended shareholders’ agreement (the “Near Shareholders’ Agreement”). Pursuant to the Near Shareholders’ Agreement, immediately following the Reorganization, the N Sing shareholders will have substantially the same rights and obligations as those prescribed under the restated and amended shareholders’ agreement dated May 9, 2019 in respect of N Sing, including but not limited to: (i) the director appointment right of Anil Mathews, Shobhit Shukla CMDB, Sequoia, Telstra and GPC; (ii) the preemptive right of the Near stockholders with respect to any issuance of new shares of common stock by Near; (iii) the non-compete undertakings by Anil Mathews and Shobhit Shukla commencing on the effective date of the Near Shareholders’ Agreement until one (1) year after the later of each of Anil Mathews and Shobhit Shukla ceasing to be employed by or served as directors of Near or any of its subsidiary or each of Anil Mathews and Shobhit Shukla ceasing to hold any shares in Near; (iv) the change of control tag-along right of each of CMDB, Sequoia, GB-V, Telstra, Cisco, GPC, OurCrowd and UM with respect to any merger of or sale of all or substantially all of the outstanding shares or assets of Near by Near, Anil Mathews and Shobhit Shukla (the “Strategic Sale”); (v) the right of first refusal and the tag-along right of each of CMDB, Sequoia, GB-V, Telstra, Cisco, GPC, OurCrowd and UM with respect to any transfer of shares of Near by Anil Mathews or Shobhit Shukla; and (vi) customary information rights and inspection rights. The Near Shareholders’ Agreement will be terminated automatically with respect to any Near stockholder upon such stockholder and its affiliates ceasing to hold any shares of Near or will be terminated at a Near investor stockholder’s discretion with respect to such investor stockholder if there is a material breach by Near of its obligations under the Near Shareholders’ Agreement or a material breach of the employment agreements or fraud or law violations involving moral turpitude by Anil Mathews and Shobhit Shukla.

Employment Agreements with Anil Mathews, Shobhit Shukla and Gladys Kong

New Near will enter into an employment agreement with Anil Mathews after the closing of the Business Combination Pursuant to the form of employment agreement, Mr. Mathews will serve as Chief Executive Officer and Founder of New Near for a term commencing on the consummation of the Business Combination and will continue until terminated by New Near or the employee or accordance with the terms of the agreement. Mr. Mathews will be paid an annualized base salary of $400,000, as revised periodically by the New Near Board, as well as an annual bonus with a target amount of $200,000 for each complete calendar year. The employment agreement contains provisions regarding non-competition, non-solicitation and confidentiality of information. The enforceability of the non-competition covenants is subject to limitations. Mr. Mathews may terminate his employment by giving advance written notice to the other party. New Near may also terminate the employment agreement for cause (as defined in the applicable employment agreement).

New Near will enter into an employment agreement with Shobhit Shukla after the closing of the Business Combination Pursuant to the form of employment agreement, Mr. Shukla will serve as Co-Founder and President of New Near for a term commencing on the consummation of the Business Combination and will continue until terminated by New Near or the employee or accordance with the terms of the agreement. Mr. Shukla will be paid an annualized base salary of $350,000, as revised periodically by the New Near Board, as well as an annual bonus with a target amount of $150,000 for each complete calendar year. The employment agreement contains provisions regarding non-competition, non-solicitation and confidentiality of information. The enforceability of the non-competition covenants is subject to limitations. Mr. Shukla may terminate his employment by giving advance written notice to the other party. New Near may also terminate the employment agreement for cause (as defined in the applicable employment agreement).

New Near will enter into an employment agreement with Gladys Kong after the closing of the Business Combination Pursuant to the form of employment agreement, Ms. Kong will serve as Chief Operating Officer of New Near for a term commencing on the consummation of the Business Combination and will continue until terminated by New Near or the employee or accordance with the terms of the agreement. Ms. Kong will be paid an annualized base salary of $350,000, as revised periodically by the New Near Board, as well as an annual bonus with a target amount of $150,000 for each complete calendar year. The employment agreement contains provisions regarding non-competition, non-solicitation and confidentiality of information. The enforceability of the non-competition covenants is subject to limitations. Ms. Kong may terminate her employment by giving advance written notice to the other party. New Near may also terminate the employment agreement for cause (as defined in the applicable employment agreement).

Each of the employment agreements contain provisions regarding non-competition, non-solicitation and confidentiality of information. The enforceability of the non-competition covenants is subject to limitations. Either Near or each of Gladys Kong, Anil Mathews and Shobhit Shukla may terminate his or her applicable employment by giving advance written notice to the other party. Near may also terminate an their employment agreement for cause (as defined in the applicable employment agreement).

Certain Agreements Related to the Business Combination

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Merger Agreement by Near and its related persons. References below are qualified in their entirety by reference to the full text of such agreements and to the descriptions thereof included elsewhere in this proxy statement/prospectus. These agreements include:

•        Near Stockholder Voting and Support Agreement (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Near Stockholder Voting and Support Agreement”).

•        Lock-Up Agreements (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Lock-Up Agreements”).

•        Non-Competition Agreements (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Non-Competition Agreements and Non-Solicitation Agreements”).

•        A&R Registration Rights Agreement (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — A&R Registration Rights Agreement”).

Related Person Transactions Policy Following the Business Combination

Upon the consummation of the Business Combination, it is anticipated that the New Near Board will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Near or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•        any person who is, or at any time during the applicable period was, one of New Near’s executive officers or a member of the New Near Board;

•        any person who is known by New Near to be the beneficial owner of more than 5% of our voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

It is also anticipated that New Near will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related person transactions.

EXECUTIVE AND DIRECTOR COMPENSATION OF KLUDEIN

None of KludeIn’s officers has received any cash compensation for services rendered to KludeIn. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by KludeIn to its officers and directors prior to, or in connection with any services rendered in order to effectuate, the consummation of its initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on KludeIn’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. KludeIn does not have a policy that prohibits the Sponsor, KludeIn’s executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. KludeIn’s audit committee reviews on a quarterly basis all payments that were made to the Sponsor, KludeIn’s officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, KludeIn does not expect to have any additional controls in place governing its reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of the initial business combination, KludeIn’s directors or members of its management team who remain with the company may be paid consulting or management fees from New Near. All of these fees are fully disclosed to stockholders, to the extent known, in this proxy statement/prospectus. KludeIn has not established any limit on the amount of such fees that may be paid by New Near to its directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to KludeIn’s officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the board of directors.

KludeIn does not intend to take any action to ensure that members of its management team maintain their positions with the company after the consummation of its initial business combination, although it is possible that some or all of KludeIn’s officers and directors may negotiate employment or consulting arrangements to remain with the company after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with the company may influence KludeIn’s management’s motivation in identifying or selecting a target business but KludeIn does not believe that the ability of its management to remain with the company after the consummation of the initial business combination will be a determining factor in KludeIn’s decision to proceed with any potential business combination. KludeIn are not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

EXECUTIVE COMPENSATION OF NEAR

New Near will qualify as an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. In accordance with those rules, Near is required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for Near’s last completed fiscal year. Further, Near’s reporting obligations extend only to Near’s “named executive officers,” who are the individuals who served as Near’s principal executive officer and Near’s next two other most highly compensated officers at the end of fiscal year 2022, the most recently completed fiscal year as of Near’s first public filing. For fiscal year 2022, Near’s named executive officers were:

Name	Principal Position
Anil Mathews	Founder, Chief Executive Officer & Interim Chief Revenue Officer
Rahul Agarwal	Chief Financial Officer
Shobhit Shukla	Co-Founder & President

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to Near’s named executive officers for fiscal years 2021 and 2022.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Total ($)
Anil Mathews(5)	2021	280,287	150,005	—	—	430,292
Founder, Chief Executive Officer & Interim Chief Revenue Officer	2022	375,398	49,281	16,770,120		17,194,800
Gladys Kong(6)	2021	206,250	175,396	—	38,242	419,888
Chief Operating Officer
Rahul Agarwal(7)	2022	227,894	126,303	8,385,060		8,739,257
Chief Financial Officer
Shobhit Shukla(5)	2021	266,940	164,984	—	—	431,924
Co-Founder & President	2022	277,020	55,617	11,180,080		11,512,717

____________

(1)      The amounts in this column reflect the base salary actually paid to the named executive officers for fiscal years 2021 and 2022.

(2)      The amounts in this column represent the amount of discretionary bonus payments earned by each named executive officers in respect of fiscal years 2021 and 2022.

(3)      The amounts in this column represent the aggregate grant-date fair value of RSU awards granted to each named executive officer in fiscal year 2022, computed in accordance with the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Topic 718. See Note 2S, 14 in the accompanying consolidated financial statements.

(4)      The amounts in this column represent the aggregate grant-date fair value of option awards granted to each named executive officer in fiscal year 2021, computed in accordance with the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Topic 718. See Note 2S, 14 in the accompanying consolidated financial statements. Effective as of April 1, 2022, all previously granted option awards held by our NEOs (and our other employees) were cancelled. See “— Employee Stock Option Plan 2014” below for more information.

(5)      Messrs. Mathews and Shukla’s compensation was paid in Singapore dollars until following the first quarter of fiscal year 2022, and the amounts reflected in the Summary Compensation Table for Messrs. Mathews and Shukla have been converted to U.S. dollars at a rate of 0.7415 U.S. dollar to 1 Singapore dollar, which was the approximate exchange rate as of the end of fiscal year 2021, and at a rate of 0.7396 U.S. dollar to 1 Singapore dollar, which was the approximate exchange rate as of the end of fiscal year 2022.

(6)      Ms. Kong has been included in the Summary Compensation Table since she was one of our next two other most highly compensated officers at the end of fiscal year 2021 and we initially filed our registration statement during fiscal year 2022.

(7)      Mr. Agarwal’s compensation was paid in Singapore dollars for the entire fiscal year 2022, and the amounts reflected in the Summary Compensation Table have been converted to U.S. dollars at a rate of 0.7243 U.S. dollar to 1 Singapore dollar, which was the approximate exchange rate for the fiscal year 2022.

Narrative to Summary Compensation Table

Base Salary

During the fiscal year ended December 31, 2022, the annual base salaries for Messrs. Mathews, Agarwal and Shukla were $375,398, $227,894 and $277,020, respectively. Effective as of the consummation of the Business Combination, the annual base salaries for Messrs. Mathews, Agarwal and Shukla will increase to an annual rate of $400,000, $350,000 and $350,000, respectively. Such increases for Messrs. Mathews and Shukla will be pursuant to the terms of their new employment agreements discussed in further detail in the “New Employment Agreements in Connection with the Business Combination” section below.

Bonus Arrangements

During fiscal year 2022, Messrs. Mathews, Agarwal and Shukla earned discretionary bonuses as set forth in the Summary Compensation Table above. Messrs. Mathews, Agarwal and Shukla will be eligible for annual bonuses of up to $200,000, $150,000 and $150,000, respectively. Such increases for Messrs. Mathews and Shukla will be pursuant to the terms of their new employment agreements discussed in further detail in the “New Employment Agreements in Connection with the Business Combination” section below.

Outstanding Equity Awards at Fiscal Year-End

The following table shows, for each of New Near’s named executive officers, all equity awards that were outstanding as of December 31, 2022.

Name	Number of shares or units of stock that have not vested (#)(1)	Market Value of shares or units of stock that have not vested ($)(2)
Anil Mathews	12,000	14,285,714
Shobit Shukla	8,000	9,523,810
Rahul Agarwal	6,000	7,142,857

____________

(1)      All RSUs granted to our named executive officers were granted on May 12, 2022 and will vest in full on March 31, 2023.

(2)      Amounts reflected herein represent the fair market value of the RSU awards as of December 31, 2022. Because there was no public market for our equity as of December 31, 2022, the market value of our stock as of that date was determined based on the fair value of the Company’s common stock as referenced to Company’s merger transaction with Kludein I Acquisition Corp, which reflects an implied enterprise value for the Company stockholders of approximately $575 million.

New Employment Agreements in Connection with the Business Combination

Anil Mathews and Shobhit Shukla

In connection with the Business Combination, each of our named executive officers will be entering into new employment agreements, which provide for base salary, discretionary target annual bonus opportunity, and participation in standard benefit plans. The employment agreements do not have a fixed term.

In the event that our named executive officers are terminated by us without cause or by the named executive officer for good reason (each, a “Qualifying Termination”) (i) Mr. Mathews is entitled to severance equal to the sum of 18 months’ of Mr. Mathews’ base salary plus the product of 1.5 and Mr. Mathews’ target annual bonus opportunity, payable in accordance with our normal payroll procedures over 18 months, and (ii) Ms. Kong and Mr. Shukla are entitled to receive severance equal to the sum of 12 months of their base salary and annual target bonus opportunity, payable in accordance with our normal payroll procedures over 18 months. If a Qualifying Termination occurs during the one-year period following a Change of Control (as defined in the RSU Plan described below). (i) all severance payments will be paid in a lump sum on the sixtieth day following such termination of employment, (ii) Ms. Kong and Mr. Shukla will be entitled to severance equal to 1.5 times the sum of their base salaries and target annual bonus opportunity, and (iii) all outstanding equity awards held by our named executive officers will vest, with any performance-based awards vesting as if the target requirements have been or will be attained. We will also continue to pay the employer portion of the premiums associated with continued coverage under our health and welfare plans for our named executive officers under COBRA until the earlier of (i) twelve months following their termination date (or 18 months if the Qualifying Termination occurs during the one-year period following a Change of Control), (ii) expiration of their eligibility for continuation coverage under COBRA, or (iii) the date on which they become eligible for group health insurance coverage in connection with new employment. This severance is contingent upon the named executive officer’s timely execution and non-revocation of a general release of claims.

“Cause” is defined in the employment agreements as the executive’s (i) commission of, indictment for, or plea of guilty or no contest to, a felony (or state law equivalent) or a crime involving dishonesty or moral turpitude or the commission of any other act involving willful malfeasance or breach of fiduciary duty with respect to the Company; (ii) substantial and repeated failure to perform his or her duties hereunder or to follow any lawful directive from the Company; (iii) conduct that brings or is reasonably likely to bring the Company or its subsidiaries negative publicity or into public disgrace, embarrassment, or disrepute; (iv) fraud, theft, embezzlement, gross negligence, or willful misconduct with respect to Company or any of its subsidiaries; (v) violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, retaliation, performance of illegal or unethical activities, or ethical misconduct; or (vi) breach of the employment agreement, including, without limitation, any non-competition, non-solicitation, no-hire, or confidentiality covenant between executive and the Company.

“Good Reason” is defined as either (i) a material diminution in executive’s base salary (other than a general reduction in base salaries that affects all similarly situated executives); (ii) a material diminution of executive’s authority, duties or responsibilities with the Company or its subsidiaries; provided, however, that if executive is serving as an officer or member of the board of directors (or similar governing body) of the Company or its subsidiaries or any other entity in which the Company or any of its subsidiaries holds an equity interest, in no event shall the removal of executive as an officer or board member, regardless of the reason for such removal, constitute Good Reason; (iii) the relocation of the geographic location of executive’s assigned Company office location by more than fifty (50) miles from the location of executive’s then-current assigned Company office location (provided, that, the following shall not constitute Good Reason: (A) executive’s travel for business in the course of performing executive’s duties to the Company; (B) executive working remotely; or (C) the Company requiring executive to report to the office at executive’s assigned Company office location (instead of working remotely)).

Rahul Agarwal

Mr. Agarwal is not currently party to an employment agreement with us, and it is not currently anticipated that Mr. Agarwal will enter into an employment agreement in connection with the Business Combination. If we decide to enter into an employment agreement with Mr. Agarwal, the terms will be consistent with the terms of Mr. Shukla’s employment agreement as described herein. Otherwise, Mr. Agarwal may be entitled to certain termination protections and severance entitlements pursuant to a severance policy that is currently under consideration by our Board.

Employee Stock Option Plan 2014

During fiscal year 2021, N Sing maintained the Employee Stock Option Plan 2014 (the “2014 Plan”), which provided for the grant of nonstatutory stock options to N Sing’s directors, officers, and consultants, as well as employees of N Sing and its subsidiaries, to the extent selected by N Sing’s chief executive officer.

The N Sing Board terminated the 2014 Plan and all outstanding stock options granted thereunder on April 1, 2022.

2022 Employee Restricted Stock Unit Plan

Effective April 19, 2022, N Sing implemented the 2022 Employee Restricted Stock Unit Plan (the “RSU Plan”), which authorizes the grant of restricted stock units to N Sing’s directors, officers, and consultants, as well as employees of N Sing and its subsidiaries, to the extent selected by RSU Plan administrator. Up to 105,000 shares of Near’s common stock are authorized for issuance under the RSU Plan.

During fiscal year 2022, Near granted restricted stock units (the “RSUs”) to certain employees (including Ms. Kong, Anil Mathews and Shobhit Shukla). The RSUs granted to Gladys Kong, Anil Mathews and Shobhit Shukla vest on March 31, 2023, subject to the continued employment of each of the named executive officer through each applicable vesting date. In connection with the Business Combination, the aforementioned RSUs will be assumed by KludeIn and converted into restricted share units for KludeIn Class A Shares (each, an “Assumed RSU”) to be issued under the 2023 Plan, and the Assumed RSUs will continue to be subject to substantially the same as the terms and conditions set forth in the RSU Plan.

DIRECTOR COMPENSATION

Prior to the Business Combination, N Sing did not have a formal policy or plan to compensate N Sing’s directors and the non-employee directors of N Sing were generally eligible to receive reimbursement for expenses directly related to their activities as directors. Bharat Singh, Mark H Sherman, Veera Moorthi, Aveneet Singh Kochar, Akshya Prasad and Joseph Methusalah Sealy, who were N Sing’s non-employee directors as of December 31, 2021, did not receive any compensation for their service as members of N Sing’s Board. Messrs. Mathews and Shukla served as members of N Sing’s Board, as well as employees, and received no additional compensation for their service as members of N Sing’s Board. See the section titled “Executive Compensation — Summary Compensation Table” for more information about Messrs. Mathews’ and Shukla’s compensation for the fiscal year 2021.

In connection with the Business Combination, we intend to adopt a non-employee director compensation policy that will be effective as of the Second Effective Time. The amount and form of such compensation has not yet been determined.

The New Near Board expects to review director compensation periodically to ensure that director compensation remains competitive such that New Near is able to recruit and retain qualified directors.

MANAGEMENT OF NEW NEAR FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information concerning the persons who are expected to serve as directors and executive officers of New Near following the consummation of the Business Combination.

Name	Age	Position
Executive Officers
Anil Mathews	48	Chief Executive Officer and Chairman of the Board
Shobhit Shukla	39	President
Rahul Agarwal	38	Chief Financial Officer
Gladys Kong	52	Chief Operating Officer and Secretary
Non-Employee Directors
Mark N. Greene	68	Director
Mini Krishnamoorthy	43	Director
Kathryn T. Petralia	52	Director
Ronald Steger	68	Director

Anil Mathews.    Upon consummation of the Business Combination, Mr. Mathews will serve as Chief Executive Officer and Chairman of the Board of New Near. Mr. Mathews is the founder of Near and has been serving as Chief Executive Officer of the Company since November 2012. Over the past nine years, Mr. Mathews has been leading and developing Near’s short-term and long-term growth and operational strategy, creating, and implementing Near’s vision and mission, communicating on behalf of the company with shareholders, and managing and directing Near’s executive team. Mr. Mathews has spent the past 22 years as a serial entrepreneur, and have built successful businesses around engineering, messaging, and social. He is passionate about creating new market companies with a strategic vision and technology capability that can provide substantial growth. Prior to Near, Mr. Mathews served as CEO at Imere and Netkode, both tech-driven companies. Mr. Mathews is also an advisor and investor to numerous startups across the globe. New Near believes that Mr. Mathews’ experience as founder and Chief Executive Officer for the past decade, qualifies him to serve as Chief Executive Officer and Chairman of the New Near Board.

Shobhit Shukla.    Upon consummation of the Business Combination, Mr. Shukla will serve as President of New Near. Mr. Shukla joined Near in 2013. Over the past decade, Mr. Shukla has worked at Near as Chief Revenue Officer and more recently as President. Prior to joining Near, Mr. Shukla worked at InMobi as part of their business development team in Asia. Mr. Shukla also worked with Qualcomm, Morgan Stanley and IBM. Mr. Shukla has a Masters degree from Indian Institute of Management, Bangalore and a Bachelor’s degree from Indian Institute of Technology, BHU. New Near believes that Mr. Shukla’s experience leading Near’s global go-to-market and growth strategy for the past decade qualify him to serve as President of New Near.

Rahul Agarwal.    Upon consummation of the Business Combination, Mr. Agarwal will serve as the Chief Financial Officer of New Near. Mr. Agarwal joined Near in February 2015 as Vice President of Finance at their Bangalore (India) office and in 2016 Mr. Agarwal was appointed Chief Financial Officer. Since then, Mr. Agarwal has been instrumental in driving the company’s organic and inorganic growth across existing and new markets. Prior to joining Near, he served as Head of Finance, North America at InMobi Inc. based out of their San Francisco office and held several senior management positions within the InMobi group since 2010. Mr. Agarwal began his career as an accountant with PwC in India. Mr. Agarwal received his MBA with specialization in Finance and Strategy from the Indian Institute of Management Bangalore (India) and a Bachelor of Commerce degree in Finance and Accounting from Calcutta University. New Near believes that Mr. Agarwal’s experience in securing funding for Near over the past several years and key role with the senior management team qualify him to serve as a Chief Financial Officer of New Near.

Gladys Kong.    Upon consummation of the Business Combination, Ms. Kong will serve as the Chief Operating Officer and Secretary of New Near. Ms. Kong joined Near in April 2021 as Chief Executive Officer of Near North America and was appointed Chief Operating Officer in November 2021. Prior to joining Near, she served as Chief Executive Officer at UberMedia (UM) from September 2015 to April 2021 and Chief Technology Officer from 2012 to 2017. Prior to 2012, Ms. Kong was Chief Executive Officer of GoInteractive, Inc., a company she founded. Before that, Ms. Kong held senior positions at Idealab and its operating companies since joining in 1999. She is currently on the board of directors for Stellar Lago, a customer cloud platform for the Sports and Live Audience industries and also serves on the board of trustees for Yo San University, a nonprofit organization that educates students to become exceptional practitioners of Traditional Chinese Medicine and Taoist healing arts. Ms. Kong holds a B.S. degree in

Engineering and Applied Science from California Institute of Technology and an M.S. degree in Computer Science from UCLA. New Near believes that Ms. Kong’s experience managing global operations at Near qualify her to serve as Chief Operating Officer of New Near.

Non-Employee Directors

Mark N. Greene.    Upon consummation of the Business Combination, Mr. Greene will serve as Director of New Near. Mr. Greene is currently serving as a board member of National Credit Care, a market-leading credit counsellor, Harris & Harris, an accounts receivable management service bureau, Curinos, a provider of advanced decision support for the banking industry, and Near. Previously, Mr. Greene served as Chief Executive Officer for Openlink Financial LLC from September 2012 to September 2015, where he was responsible for introducing an integrated functional organizational model, significantly upgrading leadership and deploying best-practice systems and processes for product management and development, sales, human resources and finance. Mr. Greene has also served as the Chief Executive Officer of Fair Isaac Corporation between February 2007 and December 2012. Between 1995 and 2007, Mr. Greene held various leadership positions at IBM in the software and sales groups. Mr. Greene formerly served on the board of directors of Capella Education Company, The Retail Equation, Renaissance Learning Inc., Openlink Financial LLC, Neustar, Ryzgo, Blue Zones LLC and Straive. Mr. Greene holds a B.A. in Economics from Amherst College and an M.A. and PhD in Economics from University of Michigan. New Near believes that Mr. Greene’s decades of experience leading and growing complex global businesses qualify him to serve as a director of New Near.

Mini Krishnamoorthy.    Upon consummation of the Business Combination, Ms. Krishnamoorthy will serve as Director of New Near. Ms. Krishnamoorthy is the CFO and the Head of Data Analytics for ZeeMee Inc., a venture-funded education technology company based in Silicon Valley. She has effectively overseen key growth initiatives at ZeeMee Inc and currently works with 160 universities in the US who use ZeeMee’s services to effectively recruit undergraduate students globally. Ms. Krishnamoorthy also serves as the CFO and Board Member of KludeIn prior to the Business Combination. Previously, Ms. Krishnamoorthy served for a year as a senior member of the Capital Markets team of Kabbage, Inc., a financial technology company providing small business loans. From 2013 to 2015, Ms. Krishnamoorthy served as Chief of Staff for Corporate Development and Treasury at HP Inc. and was part of the strategy and planning team during HP’s restructure. Previously, she worked at Deutsche Bank as part of Global Banking COO team in London and started her career at Commonwealth Bank of Australia in the Structured Finance team. Ms. Krishnamoorthy received her MBA from Macquarie Graduate School of Management and a Bachelor’s Degree in Actuarial Studies from Macquarie University in Sydney, Australia. New Near believes that Ms. Krishnamoorthy’s is well-qualified to serve as a director of New Near due to her international business and financial experience and her previous leadership roles at ZeeMee and KludeIn.

Kathryn T. Petralia.    Upon consummation of the Business Combination, Ms. Petralia will serve as Director of New Near. Ms. Petralia is the Co-Founder of Keep Financial, a fintech in the compensation and benefits space. Prior to founding Keep, Ms. Petralia Co-Founded Kabbage, a financial services, technology and data platform for small businesses that was acquired by American Express in 2020. Prior to Kabbage, Ms. Petralia spent nearly 15 years with financial technology and e-commerce start-ups. After graduating from Furman University with a Bachelor’s degree in English literature, Ms. Petralia pursued her interest in technology to launch a number of successful start-ups. She also served as Vice President of Strategy for Revolution Money and was the director of corporate development for CompuCredit. In 2018, she was named to Forbes’ list of the World’s Most Powerful Women. Ms. Petralia also serves on the boards of CARE USA, Tricolor, CoreCard, The Woodruff Arts Center (trustee), Padsplit, and the Atlanta Chamber Music Festival. New Near believes that Ms. Petralia’s experience leading and advising growth companies and deep knowledge of business and finance qualify her to serve as a director of New Near.

Ronald Steger.    Upon consummation of the Business Combination, Mr. Steger will serve as Director of New Near. Mr. Steger is the Senior Technical Advisor of Effectus Groups and is also the Chairman of the Audit Committee for Great Lakes Dredge and Dock Company. Mr. Steger served as an Audit Partner for KPMG LLP from 1976 to 2013, during which time Mr. Steger audited highly complex multi-national organizations, participated in multiple multi-billion dollar domestic and international initial public offerings and private equity financed “go private” transactions and conducted mergers and acquisition accounting. At KPMG, Mr. Steger served as lead or SEC Reviewing Partner on the initial public offerings of Audiovox Corporation, Freescale Semiconductor and Nathan’s Famous, along with other initial public offerings with transaction values ranging between $100 million to over $1 billion. Mr. Steger also served as lead or SEC Reviewing Partner on the spin-off transactions of Freescale Semiconductor from Motorola, National

Auto Center from Audiovox and Qimonda AG from Infineon Technologies. Mr. Steger has extensive experience with filings and communications with the U.S. Securities and Exchange Commission, as well as inspections conducted by the PCAOB. Mr. Steger previously served on the boards of Global Eagle Entertainment Inc., Sentinel Energy Services, Inc., International Seaways, Inc., Overseas Shipholding Group, Inc. and ATREG, Inc. Mr. Steger holds a B.S. in Accounting from Villanova University and is a licensed CPA in California (retired status) and Texas (retired status). New Near believes that Mr. Steger’s distinguished track record of advising a broad array of companies and experience with complex transactions qualify him to serve as a director of New Near.

Family Relationships

There are no family relationships among any of New Near’s directors or executive officers.

Corporate Governance

Composition of the Board of Directors

New Near’s business and affairs will be organized under the direction of the New Near Board. We anticipate that the New Near Board will consist of five (5) members upon the consummation of the Business Combination. Anil Mathews will serve as Chairman of the New Near Board. The primary responsibilities of the New Near Board will be to provide oversight, strategic guidance, counseling and direction to New Near’s management. The New Near Board will meet on a regular basis and additionally as required.

In accordance with the terms of the Proposed Charter, which will be effective upon the consummation of the Business Combination, the New Near Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except that the Class I directors will be appointed to an initial one-year term (and three-year terms subsequently), the Class II directors will be appointed to an initial two-year term (and three-year terms subsequently) and the Class III directors will be appointed to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

The New Near Board will be divided into the following classes:

•        Class I, which Near and KludeIn anticipate will consist of Ronald Steger and Kathryn T. Petralia, whose terms will expire at New Near’s first annual meeting of stockholders to be held after the completion of the Business Combination;

•        Class II, which Near and KludeIn anticipate will consist of Mini Krishnamoorthy and Mark N. Greene, whose terms will expire at New Near’s second annual meeting of stockholders to be held after the completion of the Business Combination; and

•        Class III, which Near and KludeIn anticipate will consist of Anil Mathews, whose term will expire at New Near’s third annual meeting of stockholders to be held after the completion of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the New Near Board may have the effect of delaying or preventing changes in New Near’s control or management.

Board Leadership Structure

Director Independence

As a result of the New Near Common Stock being listed on Nasdaq following the consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Immediately upon the consummation of the Business Combination, the New Near Board will undertake a review of the independence of the individuals named above and will determine which directors qualify as “independent” as defined under the applicable Nasdaq rules.

The Nasdaq definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Company and has not received certain payments from, or engaged in various types of business dealings with, the Company. In addition, as further required by the Nasdaq Listing Rules, the New Near Board will make a subjective determination as to each director nominee’s independence and expects to determine that no relationships exist which, in the opinion of the New Near Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the New Near Board will review and discuss information provided by the directors with regard to each director’s business and personal activities as they may relate to Company and its management.

With respect to its analysis of Mr. Greene’s independence, the New Near Board will consider that certain consulting agreement, dated as of March 14, 2022, by and between Near and Mr. Greene. Under the consulting agreement, Mr. Greene receives a $10,000 monthly payment for providing services to increase deal sizes, aid in the strategic focus of Near’s operation and marketing solutions, and support Near in devising structural plans for rapid business growth. The consulting agreement will be in effect until the closing of the Business Combination.

Committees of the Board of Directors

The New Near Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of the board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by the New Near Board. The New Near Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

New Near’s audit committee will consist of Ronald Steger, Mini Krishnamoorthy and Kathryn T. Petralia. The New Near Board will determine which members of the audit committee qualify as “independent” under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of the audit committee will be Ronald Steger. The New Near Board will determine that Ronald Steger is an “audit committee financial expert” within the meaning of SEC regulations. Each member of New Near’s audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the New Near Board will examine each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee will be to discharge the responsibilities of the New Near Board with respect to corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee New Near’s independent registered public accounting firm. Specific responsibilities of the audit committee include:

•        helping the New Near Board oversee corporate accounting and financial reporting processes;

•        managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit New Near’s consolidated financial statements;

•        discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, New Near’s interim and year-end operating results;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing related person transactions; obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes New Near’s internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•        approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee will consist of Mini Krishnamoorthy, Ronald Steger and Mark N. Greene. The chair of the compensation committee will be Mini Krishnamoorthy. The New Near Board will determine which members of the compensation committee qualify as “independent” under the Nasdaq listing standards and as “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee will be to discharge the responsibilities of the New Near Board in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:

•        reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;

•        reviewing and recommending to the board of directors the compensation of directors;

•        administering the equity incentive plans and other benefit programs;

•        reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and

•        reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of Mark N. Greene, Ronald Steger and Mini Krishnamoorthy. The chair of the nominating and corporate governance committee will be Mark N. Greene. The New Near Board will determine which members of the nominating and corporate governance committee qualify as independent under the Nasdaq listing standards.

Specific responsibilities of the nominating and corporate governance committee will include:

•        identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on the board of directors;

•        considering and making recommendations to the board of directors regarding the composition and chairmanship of the committees of the New Near Board;

•        developing and making recommendations to the New Near Board regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

•        overseeing periodic evaluations of the performance of the New Near Board, including its individual directors and committees.

Code of Ethics

Following the consummation of the Business Combination, New Near will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New Near’s website, https://near.com. In addition, New Near intends to post on its website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to the New Near website address does not constitute incorporation by reference of the information contained at or available through New Near’s website, and you should not consider it to be a part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Near’s compensation committee has ever been an executive officer or employee of New Near. None of New Near’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Near Board or compensation committee.

Non-Employee Director Compensation

In connection with the consummation of the Business Combination, the New Near Board intends to adopt a non-employee director compensation policy designed to align compensation with New Near’s business objectives and the creation of shareholder value, while enabling New Near to attract and retain directors to contribute to New Near’s long-term success.

Cash Compensation

Each non-employee director will be entitled to a $120,000 annual cash retainer and a grant of $180,000 of RSUs. In addition, New Near’s policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors.

Equity Compensation

Following the closing of the Business Combination, the compensation committee of New Near intends to review and implement a non-employee director cash and equity compensation policy, which will include initial and annual equity awards.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which will be effective upon consummation of the Business Combination, will limit a directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and New Near’s amended and restated bylaws provide that New Near will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, New Near will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require New Near to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

New Near plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. Near believes these provisions in the New Near Charter and New Near’s amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SECURITIES ACT RESTRICTIONS ON RESALE OF KLUDEIN’S SECURITIES

Certain of the outstanding shares of KludeIn Common Stock and KludeIn warrants, including the KludeIn Class B Shares owned by the Sponsor and the Private Placement Warrants, are restricted securities under Rule 144 under the Securities Act (“Rule 144”) in that they were issued in a private transaction not involving a public offering. In addition, any shares of KludeIn Common Stock held by KludeIn’s affiliates (including its directors, executive officers and the Sponsor) are subject to restrictions as “control securities” under the federal securities laws. Similarly, certain of the shares of New Near Common Stock that New Near issues in connection with the Business Combination will be restricted securities for purposes of Rule 144, and any shares of New Near Common Stock or New Near warrants held by our directors, executive officers or New Near’s other affiliates following the Mergers will be control securities. As of the date of this proxy statement/prospectus, there were 4,930,374 shares of KludeIn Common Stock outstanding (including 4,312,500 KludeIn Class B Shares) and 13,825,000 warrants to acquire KludeIn Class A Shares (including 5,200,000 Private Placement Warrants).

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted KludeIn Common Stock or KludeIn warrants for at least six months is generally entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of KludeIn at the time of, or at any time during the three months preceding, the sale and (ii) KludeIn has been subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as KludeIn has been required to file reports) preceding the sale.

Persons who have beneficially owned restricted KludeIn Common Stock or KludeIn warrants for at least six months, but who are affiliates of KludeIn at the time of, or who have been an affiliate of KludeIn at any time during the three months preceding, a sale, are subject to additional restrictions, which limit the number of securities such person is entitled to sell within any three-month period to only a number of securities that does not exceed the greater of:

(i)     l% of the total number of KludeIn Common Stock then outstanding; and

(ii)    the average weekly reported trading volume of KludeIn Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of KludeIn under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about KludeIn.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, which would include KludeIn. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

(i)     the issuer of the securities that was formerly a shell company has ceased to be a shell company;

(ii)    the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

(iii)   the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

(iv)   at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

KludeIn will cease to be a shell company upon completion of the Business Combination. As a result, holders will be able to sell their shares of KludeIn Common Stock and KludeIn warrants pursuant to Rule 144 without registration one year after the consummation of the merger (subject to any applicable notice, manner of sale and current public information requirements).

Registration Rights

KludeIn has agreed to give holders of certain restricted securities, including shares of KludeIn Class B Shares, registration rights to facilitate the resale of such restricted securities. See the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — A&R Registration Rights Agreement” and “Proposal No. 2: The Business Combination Proposal — Related Agreements — Common Stock Purchase Agreement” above.

APPRAISAL RIGHTS

None of KludeIn’s stockholders, unit holders or warrant holders will have appraisal rights under the DGCL in connection with the Business Combination.

KLUDEIN SPECIAL MEETING PROPOSALS

The KludeIn Board is aware of no matters other than the Transaction Proposals that may be brought before the Special Meeting. However, if any other matter should properly come before the Special Meeting, the persons named in the enclosed proxies will vote such proxies in accordance with their judgment on any such matters. Under the DGCL, only business that is specified in the notice of meeting to stockholders for the Special Meeting may be transacted at the Special Meeting.

FUTURE STOCKHOLDER PROPOSALS

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our next annual meeting of stockholders, assuming the consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and our bylaws.

New Near’s Proposed Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at New Near’s offices at 100 W Walnut St., Suite A-4, Pasadena, California 91124 not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after such anniversary of the preceding year’s annual meeting, which we anticipate will be the case for New Near’s annual meeting following the consummation of the Business Combination, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date such meeting is first made. Nominations and proposals also must satisfy other requirements set forth in New Near’s Proposed Bylaws. The Chairperson of the New Near Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the KludeIn Board, any committee chairperson or the non-management directors as a group by writing to the KludeIn Board or committee chairperson in care of KludeIn I Acquisition Corp., 1096 Keeler Avenue, Berkeley, CA 94708.

LEGAL MATTERS

The validity of the securities offered under this proxy statement/prospectus will be passed upon by Ellenoff Grossman & Schole LLP.

LIMITATIONS ON ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL OR STATE SECURITIES LAWS

As a company listed on the Nasdaq, New Near and its directors and officers will be subject to U.S. federal and state securities laws, and investors could initiate civil lawsuits in the United States against New Near and its directors and officers for breaches of such laws.

There is some uncertainty as to whether the courts of India would recognize or enforce judgments of U.S. courts obtained against New Near or its directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against New Near or those persons based on those laws. The U.S. and India do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, and, accordingly, common law rules apply in determining whether a judgment obtained in a U.S. court is enforceable in India. Although there are processes under Indian law for enforcing a judgment of a U.S. court, including by seeking summary judgment in a new action in India, those processes are subject to certain established principles and conditions, and there can be no assurance that an Indian court would enforce a judgment of a U.S. court in this way and thereby impose civil liberty on New Near or its directors or officers.

EXPERTS

The financial statements of KludeIn as of December 31, 2021 and 2020, and for year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of KludeIn to continue as a going concern), appearing herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of Near as of December 31, 2021 and for each of the two years in the period ended December 31, 2021 included in this proxy statement/prospectus have been so included in reliance on the report of UHY LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of UberMedia as of December 31, 2020, included in this proxy statement/prospectus have been so included in reliance on the report have been audited by KNAV, P.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING INFORMATION; DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Unless KludeIn has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if it believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce KludeIn’s expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of KludeIn’s disclosure documents, the stockholders should follow these instructions:

•        If the shares are registered in the name of the stockholder, the stockholder should contact KludeIn at its offices at 1096 Keeler Avenue, Berkeley, CA 94708, to inform KludeIn of his, her or its request; or

•        If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

Following the Business Combination, stockholders should send any such requests in writing to ir@near.com with a copy to secretary@near.com.

TRANSFER AGENT

The transfer agent for KludeIn’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

KludeIn files annual and quarterly reports and other reports and information with the SEC. KludeIn distributes to its stockholders annual reports containing financial statements audited by its independent registered public accounting firm and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. In addition, the reports and other information are filed through Electronic Data Gathering, Analysis and Retrieval (known as “EDGAR”) system and are publicly available on the SEC’s website, located at http://www.sec.gov. KludeIn will provide without charge to you, upon written or oral request, a copy of the reports and other information filed with the SEC.

Any requests for copies of information, reports or other filings with the SEC should be directed to KludeIn I Acquisition Corp., 1096 Keeler Avenue, Berkeley, CA 94708.

You may also obtain these documents by requesting them in writing or by telephone from KludeIn’s proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and brokers can call collect at: (203) 658-9400
Email: INKA.info@investor.morrowsodali.com

If you are a stockholder of KludeIn and would like to request documents, please do so by one week prior to the meeting date to receive them before the Special Meeting. If you request any documents from KludeIn, it will mail them to you by first class mail, or another equally prompt means. You will not be charged for any of the documents you request.

All information contained in this proxy statement/prospectus relating to KludeIn has been supplied by KludeIn, and all such information relating to Near has been supplied by Near. Information provided by either Near or KludeIn does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of KludeIn for the special meeting in lieu of the 2022 annual meeting of KludeIn stockholders. We have not authorized anyone to give any information or make any representation about the Mergers, us or Near that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Page No.
KLUDEIN I ACQUISITION CORP.
Audited Financial Statements as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020
Report of Independent Registered Public Accounting Firm	F-3
Financial Statements:
Balance Sheets	F-4
Statements of Operations	F-5
Statements of Changes in Stockholders’ (Deficit) Equity	F-6
Statements of Cash Flows	F-7
Notes to Financial Statements	F-8
Unaudited Condensed Consolidated Financial Statements as at September 30, 2022 (unaudited) and December 31, 2021 and for the three and nine months ended September 30, 2022 and 2021 (unaudited)
Financial Statements:
Condensed Consolidated Balance Sheets	F-26
Condensed Consolidated Statements of Operations	F-27
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit)	F-28
Condensed Consolidated Statements of Cash Flows	F-29
Notes to Unaudited Condensed Consolidated Financial Statements	F-30
Near Pte. Ltd.
Audited Financial Statements as at and for the year ended December 31, 2021 and 2020
Report of Independent Registered Public Accounting Firm	F-53
Financial Statements:
Consolidated Balance Sheets	F-54
Consolidated Statements of Operations	F-55
Consolidated Statements of Comprehensive Loss	F-56
Consolidated Statements of Redeemable Convertible Preferred Stock and Shareholders’ Deficit	F-57
Consolidated Statements of Cash Flows	F-58
Notes to Consolidated Financial Statements	F-59
Unaudited Condensed Consolidated Financial Statements as of September 30, 2022 (unaudited) and December 31, 2021 and for the three and nine months ended September 30, 2022 and 2021 (unaudited)
Financial Statements:
Consolidated Balance Sheets	F-96
Consolidated Statements of Operations	F-97
Consolidated Statements of Comprehensive Loss	F-98
Consolidated Statements of Redeemable Convertible Preferred Stock and Shareholders’ Deficit	F-99
Consolidated Statements of Cash Flows	F-100
Notes to Consolidated Financial Statements	F-101

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
KludeIn I Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of KludeIn I Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in stockholders’ (deficit) equity and cash flows for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has until July 11, 2022 to complete a business combination or the Company will cease all operations except for the purpose of liquidating. Further, the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2020.

Hartford, CT
April 11, 2022

KLUDEIN I ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash	$400,073	$1,000
Total Current Assets	400,073	1,000

Deferred offering costs	—	177,644
Cash and marketable securities held in Trust Account	172,580,609	—
TOTAL ASSETS	$172,980,682	$178,644

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable and accrued expenses	$637,375	$1,132
Accrued offering costs	—	69,500
Due to Sponsor	—	1,000
Promissory note – related party	—	83,905
Total Current Liabilities	637,375	155,537

Warrant liabilities	8,311,710	—
Deferred underwriting fee payable	6,037,500	—
Total Liabilities	14,986,585	155,537

Commitments and contingencies

Class A common stock subject to possible redemption; 17,250,000 and no shares at redemption value of $10 as of December 31, 2021 and 2020, respectively	172,500,000	—

Stockholders’ (Deficit) Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 280,000,000 shares authorized; none issued or outstanding (excluding 17,250,000 and no shares subject to possible redemption at December 31, 2021 and 2020, respectively)	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 4,312,500 shares issued and outstanding as of December 31, 2021 and 2020	431	431
Additional paid-in capital	—	24,569
Accumulated deficit	(14,506,334)	(1,893)
Total Stockholders’ (Deficit) Equity	(14,505,903)	23,107
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$172,980,682	$178,644

The accompanying notes are an integral part of the financial statements.

KLUDEIN I ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	For the Period from September 24, 2020 (Inception) through December 31, 2020
Formation and operational costs	$1,605,912	$1,893
Loss from operations	(1,605,912)	(1,893)

Other income (expense):
Transaction costs allocated to warrants	(523,013)	—
Change in fair value of warrant liabilities	1,642,290	—
Interest earned on marketable securities held in Trust Account	78,398	—
Unrealized gain on marketable securities held in Trust Account	2,211	—
Total other income, net	1,199,886	—

Net loss	$(406,026)	$(1,893)

Basic and diluted weighted average shares outstanding, Class A common stock	16,776,099	—
Basic and diluted net loss per share, Class A common stock	$(0.02)	$—

Basic and diluted weighted average shares outstanding, Class B common stock	4,297,047	3,750,000
Basic and diluted net loss per share, Class B common stock	$(0.02)	$(0.00)

The accompanying notes are an integral part of the financial statements.

KLUDEIN I ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021 AND FOR THE PERIOD FROM SEPTEMBER 24, 2020
(INCEPTION) THROUGH DECEMBER 31, 2020

	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount
Balance – September 24, 2020 (inception)	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	4,312,500	431	24,569	—	25,000
Net loss	—	—	—	(1,893)	(1,893)

Balance – December 31, 2020	4,312,500	431	24,569	(1,893)	23,107
Cash paid in excess of fair value for Private Placement Warrants	—	—	1,456,000	—	1,456,000
Fair value of Founders Shares attributable to Anchor Investor	—	—	4,411,238	—	4,411,238
Re-measurement of Class A common stock to redemption amount	—	—	(5,891,807)	(14,098,415)	(19,990,222)
Net loss	—	—	—	(406,026)	(406,026)

Balance – December 31, 2021	4,312,500	$431	$—	$(14,506,334)	$(14,505,903)

The accompanying notes are an integral part of the financial statements.

KLUDEIN I ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	For The Period From September 24, 2020 (Inception) Through December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(406,026)	$(1,893)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Formation cost paid by Sponsor through promissory note	—	761
Interest earned on marketable securities held in Trust Account	(78,398)	—
Unrealized gain on marketable securities held in Trust Account	(2,211)	—
Change in fair value of warrant liabilities	(1,642,290)	—
Transaction costs allocated to warrants	523,013	—
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	636,243	1,132
Due to Sponsor	(1,000)	1,000
Net cash (used in) provided by operating activities	(970,669)	1,000

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(172,500,000)	—
Net cash used in investing activities	(172,500,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	169,049,999	—
Proceeds from sale of Private Placement Warrants	5,200,000	—
Proceeds from promissory note – related party	5,000	—
Repayment of promissory note – related party	(88,905)	—
Payment of offering costs	(296,352)	—
Net cash provided by financing activities	173,869,742	—

Net Change in Cash	399,073	1,000
Cash – Beginning of period	1,000	—
Cash – End of period	$400,073	$1,000

Non-Cash investing and financing activities:
Offering costs included in accrued offering costs	$—	$69,500
Offering costs paid by Sponsor in exchange for issuance of founder shares	$—	$25,000
Deferred offering costs paid through promissory note	$—	$83,144
Fair value of Founder Shares attributable to Anchor Investor	$4,411,238	$—
Remeasurement of Class A common stock subject to possible redemption	$19,990,222	$—

The accompanying notes are an integral part of the financial statements.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

KludeIn I Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 24, 2020. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity through December 31, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income and unrealized gains from the marketable securities held in the Trust Account (as defined below), and gains or losses from the change in fair value of the warrant liabilities.

The registration statement for the Company’s Initial Public Offering was declared effective on January 6, 2021. On January 11, 2021, the Company consummated the Initial Public Offering of 17,250,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 5,200,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to KludeIn Prime LLC (the “Sponsor”), generating gross proceeds of $5,200,000, which is described in Note 5.

We incurred $14,303,235 in transaction costs, including $3,450,000 of underwriting fees, $6,037,500 of deferred underwriting fees, $4,411,238 of fair value of the Founder Shares attributable to the Anchor Investor and $404,497 of other offering costs. Transaction costs allocated to the warrants were $523,013 and were expensed in the accompanying statement of operations for the year ended December 31, 2021.

Following the closing of the Initial Public Offering on January 11, 2021, an amount of $172,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NASDAQ rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against the proposed Business Combination.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination by July 11, 2022 and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until July 11, 2022 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

As of December 31, 2021, the Company had $400,073 in its operating bank accounts, $172,580,609 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $156,693, which excludes interest earned in the Trust Account as such amount can be used to pay franchise and income taxes payable. As of December 31, 2021, approximately $80,000 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

Until the consummation of a Business Combination, the Company has used and will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, our Sponsors or an affiliate of our Sponsors or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. If we complete a Business Combination, we may repay the notes out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay the notes, but no proceeds from our Trust Account would be used for such repayment. On January 21, 2022, the Company issued a Working Capital Loan in the principal amount

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

of up to $1,500,000 to the Sponsor. On January 31, 2022, the Company drew $350,000 on the Working Capital Loan. On April 1, 2022, the Company drew an additional $112,500 on the Working Capital Loan. The Working Capital Loan is non-interest bearing and payable upon the consummation of a Business Combination or may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants (Note 10).

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 205-40, “Presentation of Financial Statements — Going Concern,” the Company has until July 11, 2022, to consummate an initial business combination. It is uncertain that the Company will be able to consummate an initial business combination by this time. If an initial business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company through one year from the issuance of these financial statements. Management has determined that the liquidity condition and mandatory liquidation, should an initial business combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 11, 2022.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with the preparation of the Company’s audited financial statements as of December 31, 2021, the Company discovered an uncorrected error, and concluded it should restate its previously issued financial statements to properly record the Founders Shares attributable to the Anchor Investor, as defined in Note 6.

In connection with the closing of the Initial Public Offering, the Anchor Investor acquired from the Sponsor an indirect economic interest in an aggregate of 635,625 Founder Shares at the original purchase price that the Sponsor paid for the Founder Shares. The Sponsor has agreed to distribute such Founder Shares to the Anchor Investor after the completion of a Business Combination. The Company estimated the aggregate fair value of the Founder Shares attributable to the Anchor Investor to be $4,411,238, or $6.94 per share. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A and Topic 5T. As a result, the offering costs should be allocated to the separable financial instruments issued in the Initial Public Offering using the with-and-without method, compared to total proceeds received. Offering costs related to the Founder Shares amounted to a contribution to additional paid-in capital of $4,411,238, of which $158,805 should be expensed to the statements of operations and included in transaction costs attributable to warrant liabilities and the remaining $4,252,433 should be recorded as an additional offering cost as a reduction of temporary equity, and re-measured to accumulated deficit upon recording temporary equity at redemption value.

Therefore, in accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company re-evaluated the changes and has determined that the related impact was material to certain of its previously issued financial statements. Therefore, the Company, in consultation with its Audit Committee, concluded that these previously issued financial statements should be restated. As such, the Company is reporting these restatements to those previously issued financial statements in this Annual Report.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

The impact of the restatements noted above on the Company’s previously issued financial statements is reflected as follows:

	As Previously Reported in Form 10-Q/A for the Quarter ended September 30, 2021	Adjustment	As Restated
Condensed Statement of Operations for the Three Months Ended March 31, 2021 (unaudited)
Transaction costs allocated to warrants	$(364,208)	$(158,805)	$(523,013)
Net income	$1,546,905	$(158,805)	$1,388,100
Basic and diluted net income per share, Class A common stock	$0.08	$(0.01)	$0.07
Basic and diluted net income per share, Class B common Stock	$0.08	$(0.01)	$0.07

Condensed Statement of Operations for the Six Months Ended June 30, 2021 (unaudited)
Transaction costs allocated to warrants	$(364,208)	$(158,805)	$(523,013)
Net loss	$(1,300,362)	$(158,805)	$(1,459,167)
Basic and diluted net loss per share, Class A common stock	$(0.06)	$(0.01)	$(0.07)
Basic and diluted net loss per share, Class B common Stock	$(0.06)	$(0.01)	$(0.07)

Condensed Statement of Operations for the Nine Months Ended September 30, 2021 (unaudited)
Transaction costs allocated to warrants	$(364,208)	$(158,805)	$(523,013)
Net loss	$(275,234)	$(158,805)	$(434,039)
Basic and diluted net loss per share, Class A common stock	$(0.01)	$(0.01)	$(0.02)
Basic and diluted net loss per share, Class B common Stock	$(0.01)	$(0.01)	$(0.02)

Condensed Statement of Cash Flows for the Three Months Ended March 31, 2021 (unaudited)
Net income	$1,546,905	$(158,805)	$1,388,100
Transaction costs allocated to warrants	$364,208	$158,805	$523,013
Fair value of Founder Shares attributable to Anchor Investor	$—	$4,411,238	$4,411,238

Condensed Statement of Cash Flows for the Six Months Ended June 30, 2021 (unaudited)
Net loss	$(1,300,362)	$(158,805)	$(1,459,167)
Transaction costs allocated to warrants	$364,208	$158,805	$523,013
Fair value of Founder Shares attributable to Anchor Investor	$—	$4,411,238	$4,411,238

Condensed Statement of Cash Flows for the Nine Months Ended September 30, 2021 (unaudited)
Net loss	$(275,234)	$(158,805)	$(434,039)
Transaction costs allocated to warrants	$364,208	$158,805	$523,013
Fair value of Founder Shares attributable to Anchor Investor	$—	$4,411,237	$4,411,238

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported in Form 10-Q/A for the Quarter ended September 30, 2021	Adjustment	As Restated
Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the Three Months Ended March 31, 2021 (unaudited)
Fair value of Founder Shares attributable to Anchor Investor	$—	$4,411,238	$4,411,238
Re-measurement of Class A Common Stock to redemption amount	$(15,737,789)	$(4,252,433)	$(19,990,222)
Net Income	$1,546,905	$(158,805)	$1,388,100

Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the Six Months Ended June 30, 2021 (unaudited)
Fair value of Founder Shares attributable to Anchor Investor	$—	$4,411,238	$4,411,238
Re-measurement of Class A Common Stock to redemption amount	$(15,737,789)	$(4,252,433)	$(19,990,222)
Net loss	$(1,300,362)	$(158,805)	$(1,459,167)

Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the Nine Months Ended September 30, 2021 (unaudited)
Fair value of Founder Shares attributable to Anchor Investor	$—	$4,411,238	$4,411,238
Re-measurement of Class A Common Stock to redemption amount	$(15,737,789)	$(4,252,433)	$(19,990,222)
Net loss	$(275,234)	$(158,805)	$(434,039)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

Marketable Securities Held in Trust Account

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with Accounting Standard Codification (“ASC”) Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2021, substantially all of the assets held in the Trust Account were invested primarily in U.S. Treasury securities, which were presented at amortized cost on the balance sheet. At December 31, 2020, there were no assets held in the Trust Account.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the re-measurement from initial carrying value to redemption amount, which approximates fair value. The change in the carrying value of redeemable Class A common stock resulted in charges against additional paid-in capital (to the extent available), accumulated deficit and Class A Common Stock.

At December 31, 2021, the shares of Class A common stock reflected in the balance sheet as temporary equity were reconciled in the following table:

Gross proceeds for the Initial Public Offering	$172,500,000
Less:
Proceeds allocated to the fair value of Public Warrants	(6,210,000)
Class A common stock issuance costs	(9,527,789)
Fair value of Founder Shares attributable to Anchor Investor allocated to redeemable Class A common stock	(4,252,433)
Plus:
Re-measurement of carrying value to redemption value	19,990,222

Class A common stock subject to possible redemption	$172,500,000

Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own shares of common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. For the Private Placement Warrants, the fair value was estimated using a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology at the closing date of Initial Public Offering and as of December 31, 2021 (see Note 11). For the public warrants, the fair value was estimated using a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology at the closing date of Initial Public Offering and the level 1 quoted prices in an active market as of December 31, 2021 (see Note 11).

Allocation of issuance costs

The Company accounts for the allocation of its issuance costs to its warrants using the guidance in ASC Topic 470-20, “Debt with Conversion and Other Options” (“ASC 470-20), applied by analogy. Under this guidance, if debt or stock is issued with detachable warrants, the proceeds need to be allocated to the two instruments using either the fair value method, the relative fair value method, or the residual value method. The guidance also requires

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

companies to use a consistent approach in allocating issuance costs between the instruments. Accordingly, the Company allocated its issuance costs of $14,303,235 — consisting of $3,450,000 of underwriting fees, $6,037,500 of deferred underwriting commissions, $4,411,238 of fair value of the Founder Shares attributable to the Anchor Investor, and $404,497 of other offering costs — to the issuance of its Class A common stock and warrants in the amount of $13,780,222 and $523,013, respectively. Issuance costs attributed to the warrants were expensed to the statement of operations for the year ended December 31, 2021. Issuance costs attributed to the Class A common stock were initially charged to temporary equity and then re-measured to Class A common stock subject to redemption upon completion of the Initial Public Offering.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Loss per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating loss per share of common stock. Re-measurement associated with the redeemable shares of Class A common stock is excluded from loss per common share as the redemption value approximates fair value. Net income or loss is allocated among the classes of ordinary shares based on weighted average shares outstanding.

The calculation of diluted loss per share of common stock does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 13,825,000 shares of Class A common stock in the aggregate. As of December 31, 2021 and 2020, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.

Class B Founder Shares subject to forfeiture (see Note 6) are not included in weighted average shares outstanding until the forfeiture restrictions lapse.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table reflects the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):

	Year Ended December 31, 2021		For the Period from September 24, 2020 (Inception) Through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net loss per common share
Numerator:
Allocation of net loss	$(323,233)	$(82,793)	$—	$(1,893)
Denominator:
Basic and diluted weighted average shares outstanding	16,776,099	4,297,047	—	3,750,000
Basic and diluted net loss per common share	$(0.02)	$(0.02)	$—	$(0.00)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s balance sheets, primarily due to their short-term nature, except for warrants (see Note 11).

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company early adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 17,250,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each Whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 10).

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 5 — PRIVATE PLACEMENT WARRANTS

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 5,200,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($5,200,000 in the aggregate), in a private placement. Certain qualified institutional buyers or institutional accredited investors (“Anchor Investor”) purchased an aggregate of 780,000 Private Placement Warrants from the Sponsor at a price of $1.00 per Private Placement Warrant ($780,000 in the aggregate). As a result, the Sponsor and Anchor Investor held 4,400,000 and 780,000 Private Placement Warrants, respectively. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 6 — RELATED PARTY TRANSACTIONS

Founder Shares

On September 24, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 4,312,500 shares of Class B common stock (the “Founder Shares”). On January 6, 2021, the Sponsor transferred an aggregate of 75,000 to the Company’s director nominees. These 75,000 Founder Shares were not subject to forfeiture in the event the underwriter’s over-allotment option was not exercised. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor will collectively own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor does not purchase any Public Shares in the Initial Public Offering). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares were forfeited, and none are currently subject to forfeiture.

The Sponsor and its director nominees have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

In connection with the closing of the Initial Public Offering, the Anchor Investor, as defined in Note 5, acquired from the Sponsor an indirect economic interest in an aggregate of 635,625 Founder Shares at the original purchase price that the Sponsor paid for the Founder Shares. The Sponsor has agreed to distribute such Founder Shares to the Anchor Investor after the completion of a Business Combination. The Company estimated the aggregate fair value of the Founder Shares attributable to the Anchor Investor to be $4,411,238, or $6.94 per share. The fair value of the Founder Shares was estimated using the income approach. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A and Topic 5T. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering using the with-and-without method, compared to total proceeds received. Offering costs related to the Founder Shares amounted to a contribution to additional paid-in capital $4,411,238, of which $158,805 were expensed to the statements of operations and included in transaction costs attributable to warrant liabilities and the remaining $4,252,433 recorded as an additional offering cost as a reduction of temporary equity, and re-measured to accumulated deficit upon recording temporary equity at redemption value.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

The transfer of the Founders Shares to the Company’s director nominees, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founders Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founders Shares and common stock purchase warrants is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation would be recognized at the date a Business Combination is considered probable in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founders Shares. As of December 31, 2021, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized.

Promissory Note — Related Party

On September 24, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was payable on the earlier of June 30, 2021 or the completion of the Initial Public Offering. The outstanding balance under the Note of $88,905, which was $83,905 as of December 31, 2020 was repaid at the closing of the Initial Public Offering on January 11, 2021. Borrowings are no longer available under the Note.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, had not been determined and no written agreements existed with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. On January 21, 2022, the Company issued a Working Capital Loan in the principal amount of up to $1,500,000 to the Sponsor. The Working Capital Loan is non-interest bearing and payable upon the consummation of a Business Combination or may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. On January 31, 2022, $350,000 was drawn on the Working Capital Loan. On April 1, 2022, the Company drew an additional $112,500 on the Working Capital Loan.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on January 6, 2021, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will have registration rights to require the Company to register a sale of any of our securities held by them. These holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us, subject to certain limitations.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 7 — COMMITMENTS AND CONTINGENCIES (cont.)

The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $6,037,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Contingent Legal Fees

As of December 31, 2021, the Company has incurred legal fees of $118,550, payment for which are contingent upon the consummation of the Business Combination, of which such amount is included in accrued expenses in the accompanying balance sheet. There were no contingent fees incurred in 2020, nor was there an accrual outstanding as of December 31, 2020.

NOTE 8 — STOCKHOLDERS’ (DEFICIT) EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021 and 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 280,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2021, there were 17,250,000 shares of Class A common stock issued and outstanding, all of which are subject to possible redemption and presented as temporary equity. At December 31, 2020, there were no shares of Class A common stock issued or outstanding.

Class B Common Stock — The Company is authorized to issue up to 20,000,000 shares of Class B common stock with a par value of $0.0001. Holders of the Company’s Class B common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 4,312,500 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis (subject to adjustment). In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering, plus the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any private placement-equivalent warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one for one basis. The Company cannot determine at this time whether a majority of the holders of the Class B common stock at the time of any future issuance would agree to waive such adjustment to the conversion ratio.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 9 — INCOME TAX

The income tax provision consists of the following:

	December 31, 2021	December 31, 2020
Federal
Current	$—	$—
Deferred	(320,314)	(398)

State and Local
Current	$—	$—
Deferred	—	—

Change in valuation allowance	320,314	398
Income tax provision	$—	$—

As of December 31, 2021 and 2020, the Company had $140,812 and $1,132 of U.S. federal net operating loss carryovers available to offset future taxable income. Federal net operating loss can be carried forward indefinitely.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $320,314 and $398, respectively.

The Company’s net deferred tax assets (liabilities) are as follows:

	December 31, 2021	December 31, 2020
Deferred tax assets (liabilities)
Net operating loss carryforward	$29,571	$238
Startup and organizational costs	295,262	160
Unrealized gain on marketable securities	(4,121)	—
Total deferred tax assets	320,712	398
Valuation allowance	(320,712)	(398)
Deferred tax assets, net of valuation allowance	$—	$—

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	December 31, 2021	December 31, 2020
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Change in fair value of warrants	84.9%	0.0%
Transaction costs allocable to warrants	(27.1)%	0.0%
Change in valuation allowance	(78.9)%	(21.0)%
Income tax provision	0.0%	0.0%

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 9 — INCOME TAX (cont.)

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open to examination by the taxing authorities. The Company considers California to be a significant state tax jurisdiction.

NOTE 10 — WARRANT LIABILITIES

As of December 31, 2021, there were 8,625,000 Public Warrants outstanding. As of December 31, 2020, there were no Public Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement registering the issuance of the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination or within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act; provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, the Company may call the warrants for redemption (except as described with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 10 — WARRANT LIABILITIES (cont.)

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

At December 31, 2021, there were 5,200,000 Private Placement Warrants outstanding. As of December 31, 2020, there were no Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 11 — FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2021
Assets:
Marketable securities held in Trust Account	1	$172,580,609

Liabilities:
Warrant Liabilities – Public Warrants	1	5,180,136
Warrant Liabilities – Private Placement Warrants	3	3,131,574

The warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the accompanying balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

As of December 31, 2021, the Private Placement Warrants were valued using a binomial lattice model which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the warrants is the expected volatility of the common stock. The expected volatility as of the closing date of the Initial Public Offering was derived from observable Public Warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. As of December 31, 2021, the Public Warrants were valued using the level 1 quoted prices in an active market.

KLUDEIN I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 11 — FAIR VALUE MEASUREMENTS (cont.)

The following table provides quantitative information regarding Level 3 fair value measurements for both public and private placement warrants at January 11, 2021 and for private placement warrants only at December 31, 2021:

	At January 11, 2021 (Initial Measurement)	As of December 31, 2021
Stock price	$9.64	$9.84
Strike price	$11.50	$11.50
Volatility	14.1%	12.2%
Risk-free rate	0.56%	1.17%
Probability of Business Combination occurring	75%	75%
Dividend yield	0.0%	0.0%
Fair value of warrants	$0.72	$0.60

The following contains additional information regarding the inputs used in the pricing models:

•        Term — the expected life of the warrants was assumed to be equivalent to their remaining contractual term.

•        Risk-free rate — the risk-free interest rate is based on the U.S. treasury yield curve in effect on the date of valuation equal to the remaining expected life of the Warrants.

•        Volatility — the Company estimated the volatility of its common stock warrants based on implied volatility and actual historical volatility of a group of comparable publicly traded companies observed over a historical period equal to the expected remaining life of the Warrants.

•        Dividend yield — the dividend yield percentage is zero because the Company does not currently pay dividends, nor does it intend to do so during the expected term of the Private Placement Warrants.

The following table presents the changes in the fair value of Level 3 warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2021	$—	$—	$—
Initial measurement on January 11, 2021	3,744,000	6,210,000	9,954,000
Change in fair value	(612,426)	(1,380,000)	(1,992,426)
Transfer to Level 1	—	(4,830,000)	(4,830,000)
Fair value as of December 31, 2021	3,131,574	—	3,131,574

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. Due to the use of quoted prices in an active market (Level 1) to measure the fair values of the Public Warrants subsequent to initial measurement, the Company had transfers out of Level 3 totaling approximately $4.8 million during the year ended December 31, 2021.

NOTE 12 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, except as identified below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

As discussed in Note 6, on January 21, 2022, the Company issued a Working Capital Loan in the principal amount of up to $1,500,000 to the Sponsor. On January 31, 2022, the Company drew $350,000 on the Working Capital Loan. On April 1, 2022, the Company drew an additional $112,500 on the Working Capital Loan.

KLUDEIN I ACQUISITION CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2022	December 31, 2021
	(unaudited)
ASSETS
Current assets
Cash	$113,062	$400,073
Prepaid expenses	178,224	—
Total current assets	291,286	400,073

Cash and marketable securities held in Trust Account	105,664,618	172,580,609
TOTAL ASSETS	$105,955,904	$172,980,682

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$1,892,364	$637,375
Income taxes payable	124,924	—
Promissory note – related party	1,030,035	—
Total current liabilities	3,047,323	637,375

Working Capital Loan (at fair value)	528,300	—
Warrant liabilities	1,659,000	8,311,710
Deferred underwriting fee payable	6,037,500	6,037,500
Total Liabilities	11,272,123	14,986,585

Commitments and contingencies

Class A common stock subject to possible redemption; 10,404,394 and 17,250,000 shares at redemption value of $10.14 and $10 as of September 30, 2022 and December 31, 2021	105,509,695	172,500,000

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 280,000,000 shares authorized; none issued or outstanding (excluding 10,404,394 and 17,250,000 shares subject to possible redemption as of September 30, 2022 and December 31, 2021)	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 4,312,500 shares issued and outstanding as of September 30, 2022 and December 31, 2021	431	431
Additional paid-in capital	—	—
Accumulated deficit	(10,826,345)	(14,506,334)
Total Stockholders’ Deficit	(10,825,914)	(14,505,903)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$105,955,904	$172,980,682

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

KLUDEIN I ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Formation and operational costs	$643,147	$286,833	$2,758,585	$931,960
Loss from operations	(643,147)	(286,833)	(2,758,585)	(931,960)

Other income (expense):
Transaction costs allocated to warrants	—	—	—	(523,013)
Change in fair value of warrant liabilities	(141,203)	1,290,176	6,652,710	961,676
Change in fair value of Working Capital Loan	175,732	—	182,135	—
Interest earned on marketable securities held in Trust Account	537,869	18,051	855,534	57,897
Unrealized gain on marketable securities held in Trust Account	24,795	3,734	9,440	1,361
Total other income, net	597,193	1,311,961	7,699,819	497,921

(Loss) income before provision for income taxes	(45,954)	1,025,128	4,941,234	(434,039)
Provision for income taxes	(51,742)	—	(124,924)	—
Net (loss) income	$(97,696)	$1,025,128	$4,816,310	$(434,039)

Basic and diluted weighted average shares outstanding, Class A common stock	10,855,753	17,250,000	15,118,584	16,615,809
Basic and diluted net (loss) income per share, Class A common stock	$(0.01)	$0.05	$0.25	$(0.02)

Basic and diluted weighted average shares outstanding, Class B common stock	4,312,500	4,312,500	4,312,500	4,291,820
Basic and diluted net (loss) income per share, Class B common stock	$(0.01)	$0.05	$0.25	$(0.02)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

KLUDEIN I ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance – January 1, 2022	4,312,500	$431	$—	$(14,506,334)	$(14,505,903)
Proceeds in excess of fair value of Working Capital Loan on issuance date	—	—	85,100	—	85,100
Net income	—	—	—	5,780,589	5,780,589
Balance – March 31, 2022	4,312,500	431	85,100	(8,725,745)	(8,640,214)
Remeasurement of common stock subject to redemption	—	—	(7,428)	—	(7,428)
Proceeds in excess of fair value of Working Capital Loan on issuance date	—	—	94,297	—	94,297
Net loss	—	—	—	(866,583)	(866,583)
Balance – June 30, 2022	4,312,500	431	171,969	(9,592,328)	(9,419,928)
Remeasurement of common stock subject to redemption	—	—	(354,637)	(1,136,321)	(1,490,958)
Proceeds in excess of Fair Value of Working Capital Loan on issuance date	—	—	182,669	—	182,669
Net loss	—	—	—	(97,696)	(97,696)
Balance – September 30, 2022	4,312,500	$431	$—	$(10,826,345)	$(10,825,914)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance – January 1, 2021	4,312,500	$431	$24,569	$(1,893)	$23,107
Cash paid in excess of fair value for Private Placement Warrants	—	—	1,456,000	—	1,456,000
Fair value of Founders Shares attributable to Anchor Investor	—	—	4,411,238	—	4,411,238
Re-measurement of Class A common stock to redemption amount	—	—	(5,891,807)	(14,098,415)	(19,990,222)
Net income	—	—	—	1,388,100	1,388,100
Balance – March 31, 2021	4,312,500	431	—	(12,712,208)	(12,711,777)
Net loss	—	—	—	(2,847,267)	(2,847,267)
Balance – June 30, 2021	4,312,500	431	—	(15,559,475)	(15,559,044)
Net income	—	—	—	1,025,128	1,025,128
Balance – September 30, 2021	4,312,500	$431	$—	$(14,534,347)	$(14,533,916)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

KLUDEIN I ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30,
	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$4,816,310	$(434,039)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(855,534)	(57,897)
Unrealized gain on marketable securities held in Trust Account	(9,440)	(1,361)
Change in fair value of warrant liabilities	(6,652,710)	(961,676)
Change in fair value of Working Capital Loan	(182,135)	—
Transaction costs allocated to warrants	—	523,013
Changes in operating assets and liabilities:
Prepaid expenses	(178,224)	(177,890)
Accounts payable and accrued expenses	1,254,989	213,407
Income taxes payable	124,924	—
Due to Sponsor	—	(1,000)
Net cash used in operating activities	(1,681,820)	(897,443)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(1,030,035)	(172,500,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	322,309	—
Cash withdrawn from Trust Account in connection with redemption	68,488,691	—
Net cash provided by (used in) investing activities	67,780,965	(172,500,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	169,049,999
Proceeds from sale of Private Placement Warrants	—	5,200,000
Proceeds from promissory note – related party	1,030,035	5,000
Proceeds from Working Capital Loan	1,072,500	—
Repayment of promissory note – related party	—	(88,905)
Payment of offering costs	—	(296,352)
Redemption of common stock	(68,488,691)	—
Net cash (used in) provided by financing activities	(66,386,156)	173,869,742

Net Change in Cash	(287,011)	472,299
Cash – Beginning of period	400,073	1,000
Cash – End of period	$113,062	$473,299

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—

Non-cash investing and financing activities:
Offering costs included in accrued offering costs	$—	$214,852
Fair value of Founder Shares attributable to Anchor Investor	$—	$4,411,238
Proceeds in excess of fair value of Working Capital Loan on issuance date	$362,066	$—
Deferred underwriting fee payable	$—	$6,037,500
Remeasurement of Class A common stock subject to possible redemption	$1,498,386	$19,990,222

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

KludeIn I Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 24, 2020. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies. The Company has two wholly-owned subsidiaries that were created on April 21, 2022, Paas Merger Sub 1 Inc., a Delaware corporation (“Merger Sub 1”) and Paas Merger Sub 2 LLC., a Delaware limited liability company (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”).

As of September 30, 2022, the Company had not commenced any operations. All activity through September 30, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination and subsequent to entering into the Merger Agreement described in Note 6, pursuing the completion of the business combination transaction. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income and unrealized gains from the marketable securities held in the Trust Account (as defined below), and gains or losses from the change in fair value of the warrant liabilities and convertible promissory note.

The registration statement for the Company’s Initial Public Offering was declared effective on January 6, 2021. On January 11, 2021, the Company consummated the Initial Public Offering of 17,250,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 5,200,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to KludeIn Prime LLC (the “Sponsor”), generating gross proceeds of $5,200,000, which is described in Note 4.

The Company incurred $14,303,235 in transaction costs, including $3,450,000 of underwriting fees, $6,037,500 of deferred underwriting fees, $4,411,238 of fair value of the Founder Shares (defined below) attributable to the Anchor Investor (defined below) and $404,497 of other offering costs. Transaction costs allocated to the warrants were $523,013 and were expensed in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2021.

Following the closing of the Initial Public Offering on January 11, 2021, an amount of $172,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq Capital Markets rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer, or in connection with a special meeting of stockholders to approve an extension of the deadline to complete a Business Combination, as described below. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against the proposed Business Combination.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination by April 11, 2023 and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company initially had until July 11, 2022 to complete a Business Combination, which was extended to January 11, 2023 and then April 11, 2023 (the “Combination Period”) after the approval obtained at special meetings of stockholders held on July 7, 2022 and January 6, 2023, respectively. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

At the special meeting of stockholders on July 7, 2022 in connection with the Extension, stockholders holding 6,845,606 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $68,488,348 (approximately $10.00 per share), which included $32,631 of interest earned on the Trust Account which was not previously used to pay the Company’s tax obligation, was removed from the Trust Account to pay such holders. Following these redemptions, the Company had 10,404,394 Public Shares outstanding and the aggregate amount remaining in the Trust Account at the time was $104,093,013.

On July 7, 2022, the Company issued an unsecured promissory note to the Sponsor for up to an aggregate principal amount of $2,060,070 (the “Extension Funds”) to be deposited into the Company’s Trust Account in connection with the Extension. The Company will deposit up to six equal installments of the Extension Funds, or $343,345, into the Trust Account on a monthly basis for each month of the Extension and such amount will be distributed either to: (i) all of the holders of the Public Shares upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with the consummation of the Company’s initial Business Combination. The Extension Funds note is not convertible and bears no interest and is due and payable upon the earlier of the date on which the Company consummates its initial Business Combination or the date of the liquidation of the Company. As of September 30, 2022, an aggregate of $1,030,035 has been drawn down on the Extension Funds and deposited into the Trust Account to cover the first three months of the extension. On October 11, 2022 and November 9, 2022, the Company drew an additional $343,345, for an aggregate of $686,690, under the Extension Funds and deposited it into the Trust Account for the fourth and fifth months of the Extension.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On May 18, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merger Sub 1, Merger Sub 2 and Near Intelligence Holdings Inc., a Delaware corporation (“Near”). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, immediately prior to the consummation (the “Closing”) of the transactions contemplated by the Merger Agreement, (i) Merger Sub 1 will merge with and into Near, with Near surviving the merger as a wholly-owned subsidiary of the Company (the “First Merger”) and (ii) immediately following the First Merger, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers” or the “Target Business Combination”). In connection with the Mergers, the Company will change its corporate name to “Near Intelligence, Inc.”

Liquidity and Going Concern

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. If the Company completes a Business Combination, it may repay the notes out of the proceeds of the Trust Account released to it. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the notes, but no proceeds from our Trust Account would be used for such repayment. On January 21, 2022, the Company issued a promissory note with respect to the Working Capital Loans in the principal amount of up to $1,500,000 to the Sponsor. The Working Capital Loan is non-interest bearing and payable upon the consummation of a Business Combination or may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants (see Note 8). As of September 30, 2022, the Company had drawn $1,072,500 on the Working Capital Loan and had $472,500 available to draw.

As of September 30, 2022, the Company had $113,062 in its operating bank accounts, $105,664,618 in cash and marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $2,601,113, which excludes $154,924 of interest earned on the Trust Account which is available to pay Delaware franchise taxes payable and income taxes payable. As of September 30, 2022, $590,643 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

Until the consummation of a Business Combination, the Company has used and will be using the funds not held in the Trust Account and any additional funds available under the financing arrangement described below for completing the Company’s Target Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Subtopic 205-40, “Presentation of Financial Statements — Going Concern,” the Company has until April 11, 2023, to consummate an initial Business Combination. It is uncertain that the Company will be able to consummate an initial Business Combination by this time. If an initial Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company through one year from the issuance of these condensed consolidated financial statements. Management has determined that the liquidity condition and mandatory liquidation, should an initial Business

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after April 11, 2023.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed consolidated or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s annual report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on April 12, 2022. The accompanying condensed balance sheet as of December 31, 2021 has been derived from the audited financial statements included in that annual report. The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.

Reclassifications

Certain reclassifications have been made to the historical financial statements to conform to the quarterly period’s presentation. The reclassification relates to $85,100 from accumulated deficit to additional paid in capital presented on the condensed consolidated statement of stockholders’ deficit for the three months ended March 31, 2022 to conform with the current quarterly periods’ presentations. Such reclassification has no effect on net income (loss) as previously reported.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, which were formed on April 21, 2022. All significant intercompany balances and transactions have been eliminated in consolidation.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2022 and December 31, 2021.

Marketable Securities Held in Trust Account

At September 30, 2022 and December 31, 2021, substantially all of the assets held in the Trust Account were primarily invested in U.S. Treasury securities. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the condensed consolidated balance sheets at fair value at the end of each reporting period. Interest earned and gains and losses resulting from the change in fair value of investments held in the Trust Account are included in the accompanying condensed consolidated statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the re-measurement from initial carrying value to redemption amount, which approximates fair value. The change in the carrying value of redeemable Class A common stock resulted in charges against additional paid-in capital (to the extent available), accumulated deficit and Class A common stock during the three and nine months ended September 30, 2021. The change in the carrying value of redeemable Class A common stock during the three and nine months ended September 30, 2022 was an increase of $1,490,958 and $1,498,386, respectively, which represents cumulative earnings on the Trust Account through September 30, 2022, net of Trust Account earnings paid out upon redemptions, and amounts available to pay for the Company’s tax obligations as of September 30, 2022.

At September 30, 2022 and December 31, 2021, the shares of Class A common stock reflected in the condensed consolidated balance sheet as temporary equity were reconciled in the following table:

Gross proceeds for the Initial Public Offering	$172,500,000
Less:
Proceeds allocated to the initial fair value of Public Warrants	(6,210,000)
Class A common stock issuance costs	(9,527,789)
Fair value of Founder Shares attributable to Anchor Investor allocated to redeemable Class A common stock, net of allocated transaction costs	(4,252,433)
Plus:
Remeasurement of carrying value to redemption value	19,990,222
Class A common stock subject to possible redemption, as of December 31, 2021	172,500,000
Less:
Class A common stock redeemed, including Trust Account earnings of $32,631	(68,488,691)
Plus:
Remeasurement of carrying value to redemption value	1,498,386
Class A common stock subject to possible redemption, as of September 30, 2022	$105,509,695

Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

own shares of common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the condensed consolidated statements of operations. For the Private Placement Warrants, the fair value was estimated using a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology since the closing date of Initial Public Offering and as of September 30, 2022 (see Note 9). For the public warrants, the fair value was estimated using a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology at the closing date of Initial Public Offering and the level 1 quoted prices in an active market since the public warrants starting trading separately on March 1, 2021 and as of September 30, 2022 (see Note 9).

Convertible Instruments

The Company evaluated the accounting for its promissory notes that feature conversion options in accordance with ASC 815, Derivatives and Hedging Activities (“ASC 815”). ASC 815 requires companies to bifurcate conversion options from their host instruments and account for them as freestanding derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) a promissory note that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. However, the Company has elected to account for its promissory notes at fair value, as described in Note 9. Changes in fair value are recognized in the accompanying condensed consolidated statements of operations.

Allocation of issuance costs

The Company accounts for the allocation of its issuance costs to its warrants using the guidance in ASC Topic 470-20, “Debt with Conversion and Other Options” (“ASC 470-20), applied by analogy. Under this guidance, if debt or stock is issued with detachable warrants, the proceeds need to be allocated to the two instruments using either the fair value method, the relative fair value method, or the residual value method. The guidance also requires companies to use a consistent approach in allocating issuance costs between the instruments. Accordingly, the Company allocated its issuance costs of $14,303,235 — consisting of $3,450,000 of underwriting fees, $6,037,500 of deferred underwriting commissions, $4,411,238 of fair value of the Founder Shares attributable to the Anchor Investor, and $404,497 of other offering costs — to the issuance of its Class A common stock and warrants in the amount of $13,780,222 and $523,013, respectively. Issuance costs attributed to the warrants were expensed to the condensed statement of operations during the three months ended March 31, 2021. Issuance costs attributed to the Class A common stock were initially charged to temporary equity and then re-measured to Class A common stock subject to redemption upon completion of the Initial Public Offering.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of September 30, 2022 and December 31, 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it. The Company’s effective tax rate was (112.60)% and 0.00% for the three months ended September 30, 2022

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and 2021, respectively, and 2.53% and 0.00% for the nine months ended September 30, 2022 and 2021, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2022 and 2021, due to changes in fair values of warrant liability and Working Capital Loan, which are not included in taxable income, and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

While ASC 740 identifies usage of an effective annual tax rate for purposes of an interim provision, it does allow for estimating individual elements in the current period if they are significant, unusual or infrequent. Computing the effective tax rate for the Company is complicated due to the potential impact of the timing of any Business Combination expenses and the actual interest income that will be recognized during the year. The Company has taken a position as to the calculation of income tax expense in a current period based on ASC 740-270-25-3 which states, “If an entity is unable to estimate a part of its ordinary income (or loss) or the related tax (benefit) but is otherwise able to make a reasonable estimate, the tax (or benefit) applicable to the item that cannot be estimated shall be reported in the interim period in which the item is reported.” The Company believes its calculation to be a reliable estimate and allows it to properly take into account the elements that can impact its annualized book income and its impact on the effective tax rate. As such, the Company is computing its taxable income (loss) and associated income tax provision based on actual results through September 30, 2022.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months. For interim periods, the income tax provision or benefit related to ordinary income or loss is computed at an estimated annual effective income tax rate and the income tax provision or benefit related to all other items is individually computed and recognized when the items occur.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Net (Loss) Income per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net (loss) income per share of common stock is computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating (loss) income per share of common stock. Re-measurement associated with the redeemable shares of Class A common stock is excluded from (loss) income per share of common stock as the redemption value approximates fair value. Net (loss) income is allocated among the classes of common stock based on weighted average shares outstanding.

The calculation of diluted (loss) income per share of common stock does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 13,825,000 shares of Class A common stock in the aggregate, not including warrants that may be acquired from the conversion feature in the Working Capital Loan. As of September 30, 2022 and 2021, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net (loss) income per share of common stock is the same as basic net (loss) income per share of common stock for the periods presented.

Founder Shares subject to forfeiture (see Note 5) are not included in weighted average shares outstanding for basic net income (loss) income per share until the forfeiture restrictions lapse, however, they are included in weighted average shares outstanding for diluted net (loss) income per share for the entire period.

The following table reflects the calculation of basic and diluted net (loss) income per share of common stock (in dollars, except share amounts):

	For the Three Months Ended September 30, 2022				For the Nine Months Ended September 30,
	2022		2021		2022		2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per share of common stock
Numerator:
Allocation of net (loss) income	$(69,920)	$(27,776)	$820,102	$205,026	$3,747,387	$1,068,923	$(347,231)	$(86,808)
Denominator:
Basic and diluted weighted average shares outstanding	10,855,753	4,312,500	17,250,000	4,312,500	15,118,584	4,312,500	16,615,809	4,291,820

Basic and diluted net (loss) income per share of common stock	$(0.01)	$(0.01)	$0.05	$0.05	$0.25	$0.25	$(0.02)	$(0.02)

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s condensed consolidated balance sheets, primarily due to their short-term nature, except for warrants (see Note 9).

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 17,250,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 2,250,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each Whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 8).

NOTE 4 — PRIVATE PLACEMENT WARRANTS

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 5,200,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($5,200,000 in the aggregate), in a private placement. Certain qualified institutional buyers or institutional accredited investors (“Anchor Investor”) purchased an aggregate of 780,000 Private Placement Warrants from the Sponsor at a price of $1.00 per Private Placement Warrant ($780,000 in the aggregate). As a result, the Sponsor and Anchor Investor held 4,420,000 and 780,000 Private Placement Warrants, respectively. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. As a result of the difference in the initial fair value of $0.72 per warrant of the Private Placement Warrants and the purchase price of $1.00 per share, the Company recorded a contribution to additional paid-in capital of $1,456,000 as of the date of the Private Placement issuance which is included in the condensed consolidated statement of stockholders’ equity (deficit) for the three months ended March 31, 2021.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On September 24, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 4,312,500 shares of Class B common stock (the “Founder Shares”). On January 6, 2021, the Sponsor transferred an aggregate of 75,000 Founder Shares to the Company’s director nominees. These 75,000 Founder Shares were not subject to forfeiture in the event the underwriter’s over-allotment option was not exercised. The Founder Shares included an aggregate of up to 562,500 shares subject to forfeiture by the Sponsor to the extent

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor would collectively own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares were forfeited, and none are currently subject to forfeiture.

The Sponsor and its director nominees have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

In connection with the closing of the Initial Public Offering, the Anchor Investor acquired from the Sponsor an indirect economic interest in an aggregate of 635,625 Founder Shares at the original purchase price that the Sponsor paid for the Founder Shares. The Sponsor has agreed to distribute such Founder Shares to the Anchor Investor after the completion of a Business Combination. The Company estimated the aggregate fair value of the Founder Shares attributable to the Anchor Investor to be $4,411,238, or $6.94 per share. The fair value of the Founder Shares was estimated using the income approach. The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A and Topic 5T. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering using the with-and-without method, compared to total proceeds received. Offering costs related to the Founder Shares amounted to a contribution to additional paid-in capital $4,411,238, of which $158,805 were expensed to the statement of operations and included in transaction costs attributable to warrant liabilities and the remaining $4,252,433 recorded as an additional offering cost as a reduction of temporary equity, and re-measured to accumulated deficit upon recording temporary equity at redemption value during the three months ended March 31, 2021.

The transfer of the Founders Shares to the Company’s director nominees, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founders Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founders Shares and common stock purchase warrants is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation would be recognized at the date a Business Combination is considered probable in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founders Shares. As of September 30, 2022 and December 31, 2021, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized.

Promissory Note — Related Party

On September 24, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was payable on the earlier of June 30, 2021 or the completion of the Initial Public Offering. The outstanding balance under the Note of $88,905 was repaid at the closing of the Initial Public Offering on January 11, 2021. Borrowings are no longer available under the Note.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, make Working Capital Loans. If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. On January 21, 2022, the Company issued a promissory note with respect to the Working Capital Loans in the principal amount of up to $1,500,000 to the Sponsor. The Working Capital Loan is non-interest bearing and payable upon the consummation of a Business Combination or may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant at the lender’s discretion. The warrants would be identical to the Private Placement Warrants described in Note 8. On January 31, 2022, April 1, 2022, June 30, 2022 and September 30, 2022, $350,000, $112,500, $250,000 and $360,000 were drawn on the Working Capital Loan, respectively. As of September 30, 2022, the total Working Capital Loan amount outstanding is $1,072,500 and is included (at its then current fair value) in Working Capital Loan on the accompanying condensed consolidated balance sheet as of September 30, 2022. The Working Capital Loan is accounted for at fair value (see Note 9). The initial fair value of the Working Capital Loan draw on January 31, 2022 was $264,900, which resulted in a contribution of $85,100 to stockholders’ deficit. The initial fair value of the Working Capital Loan draws on April 1, 2022, June 30, 2022 and September 30, 2022 were $83,396, $184,807 and $177,331, which resulted in a contribution of $29,104, $65,193 and $182,669 to stockholders’ deficit, respectively. The fair value of the note as of September 30, 2022 was $528,300, which resulted in a change in fair value of the convertible note of $175,732 and $182,135 recorded in the condensed consolidated statements of operations for the three and nine months ended September 30, 2022, respectively.

Extension Funds

On July 7, 2022, the Company issued an unsecured promissory note to the Sponsor for up to an aggregate principal amount of $2,060,070 to be deposited into the Trust Account in connection with the Extension. The Company will deposit up to six equal installments of the Extension Funds, or $343,345, into the Trust Account on a monthly basis for each month of the Extension and such amount will be distributed either to: (i) all of the holders of the Public Shares upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with the consummation of the Company’s initial Business Combination. The Extension Funds note is not convertible and bears no interest and is due and payable upon the earlier of the date on which the Company consummates its initial Business Combination or the date of the liquidation of the Company. As of September 30, 2022, an aggregate of $1,030,035 has been drawn down on the Extension Funds and deposited into the Trust Account to cover the first three months of the extension.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a Registration Rights Agreement entered into on January 6, 2021, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will have registration rights to require the Company to register a sale of any of the Company’s securities held by them. These holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us, subject to

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

certain limitations. The Registration Rights Agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Closing, the existing Registration Rights Agreement, dated as of January 6, 2021, between the Company and the Sponsor will be amended and restated and the Company, the Sponsor, and certain persons and entities holding securities of Near prior to the Closing (collectively, together with the Sponsor, the “Reg Rights Holders”) will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Company will agree that, within 30 days after the Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and the Company will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, but in no event later than 60 days (or 90 days if the SEC notifies the Company that it will review the Resale Registration Statement). In certain circumstances, each of the Reg Rights Holders can demand up to two underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the A&R Registration Rights Agreement.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $6,037,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Contingent Legal Fees

As of September 30, 2022 and December 31, 2021, the Company has incurred legal fees of $1,424,421 and $118,550, respectively, payments for which are contingent upon the consummation of the Business Combination, of which such amounts are included in accounts payable and accrued expenses in the accompanying condensed consolidated balance sheets.

Advisor Agreement

On September 16, 2021, the Company entered into an advisor agreement, in which the advisor (CF&CO) will act as the Company’s placement agent and arranger in connection with any financing. Additionally, the advisor will act as a capital markets advisor in connection with the Target Business Combination. The Company agrees to pay the advisor the following (i) $6 million if the Total Capital (as hereinafter defined) involved in the Financing and Target Business Combination is less than $175.5 million (ii) $8 million if the Total Capital involved in the Financing and Target Business Combination is equal to or greater than $175.5 million but less than $225 million; or (iii) $10 million if the Total Capital involved in the Financing and Target Business Combination is equal to or greater than $225 million. For purposes of this Agreement, “Total Capital” means the aggregate amount of proceeds received from any Financing plus the total amount of proceeds raised in connection with the initial public offering of the Company (the “IPO”) that remain in the Trust Account at the time of the closing of the Target Business Combination, after giving effect to redemptions of any Public Stockholders. Upon the earlier of (i) the consummation of the Target Business Combination or any other Business Combination, (ii) the liquidation of the Company in accordance with its organizational documents if it does not consummate a Business Combination prior to its deadline to do so (as such deadline may be extended by amendment to the Company’s organizational documents), or (iii) termination of this Agreement, the Company will promptly reimburse CF&CO

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

for its out-of-pocket expenses reasonably incurred by CF&CO in connection with CF&CO rendering its services under this Agreement, including the fees and disbursements of legal counsel, whether or not any Financing occurs; provided that, except as contemplated by the Indemnification Provisions, such expenses will not exceed $50,000 in the aggregate, in each case unless approved in writing (including e-mail) by the Company in advance (not to be unreasonably withheld, delayed or conditioned).

Merger Agreement

On May 18, 2022, the Company entered into the Merger Agreement. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

Near, a global leader in privacy-led data intelligence, curates one of the world’s largest sources of intelligence on people, places and products. Near processes data from over 1.6 billion unique user IDs, in over 70 million places across 44 countries to empower marketing and operational data leaders to confidently reach, understand and market to consumers and optimize their business results. Near has offices in Los Angeles, Silicon Valley, Paris, Bangalore, Singapore, Sydney and Tokyo. Near serves major enterprises in retail, real estate, restaurants, tourism, technology, marketing and other industries.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, immediately prior to the Closing, (i) the First Merger will be consummated, as a result of which all of the issued and outstanding capital stock of Near will no longer be outstanding and will automatically be cancelled and will cease to exist in exchange for the right to receive the Merger Consideration (as defined below), and (ii) the Second Merger will be consummated, as a result of which all of the issued and outstanding capital stock of Near will no longer be outstanding and will automatically be cancelled and will cease to exist and each membership interest of Merger Sub 2 will remain outstanding as a membership interest of the surviving entity. Following the Business Combination, KludeIn will change its name to “Near Intelligence, Inc.”, or such other name as may be mutually agreed to by KludeIn and Near.

The Company’s securities (the “Merger Consideration”) payable to Near security holders from the Company at the effective time of the First Merger (the “First Effective Time”) will have an aggregate value equal to, without duplication, (i) the Company Base Value (as defined below), (ii) minus (or plus, if negative), the Closing Net Debt, (iii) (x) plus, in the event that the Closing Net Working Capital Amount exceeds the Target Net Working Capital Amount, the difference between the Closing Net Working Capital Amount and the Target Net Working Capital Amount, or (y) minus, in the event that the Closing Net Working Capital Amount is less than the Target Net Working Capital Amount, the difference between the Closing Net Working Capital Amount and the Target Net Working Capital Amount, and (iv) minus the amount of any unpaid Company Transaction Expenses. For purposes of the Merger Agreement, “Company Base Value” is an amount equal to Six Hundred Seventy-Five Million U.S. Dollars ($675,000,000) plus the amount of any Permitted Equity Financing. A “Permitted Equity Financing” is any equity financing transaction or series of equity financing transactions entered into by Near on or after the date of the Merger Agreement, by way of issuance, subscription or sale, which results in cash proceeds to Near prior to the First Effective Time in an amount not exceeding Fifty Million U.S. Dollars ($50,000,000), in exchange for shares of stock or convertible securities of Near (excluding, for the avoidance of doubt, any instrument issued by Near in connection with the Permitted Debt contemplated under the Merger Agreement).

The Merger Consideration to be paid to the Near security holders will be paid solely by the delivery of new Company securities in accordance with the conversion ratio specified in the Merger Agreement. In accordance with the terms and subject to the conditions of the Merger Agreement, at the First Effective Time (i) each share of Near’s common stock outstanding as of immediately prior to the First Effective Time will be converted into a right to receive a number of shares of the Company’s Class A common stock (“Purchaser Class A Common Stock”) (with each valued at

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

$10.00 per share), (ii) each outstanding Near restricted stock unit (whether vested or unvested) will be assumed by the Company and converted into a restricted stock unit of the Company, (iii) each outstanding Near warrant that is issued and outstanding will be assumed by the Company and converted into a corresponding warrant to purchase shares of Purchaser Class A Common Stock, in accordance with the terms of such warrants, and (iv) to the extent there are any other Near convertible securities, if not exercised or converted prior to the First Effective Time, such security will be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Purchaser Class A Common Stock.

The material terms and conditions of the Merger Agreement and the related ancillary agreements, including those briefly explained below, were previously disclosed in the Company’s Current Report on Form 8-K filed by the Company with the SEC on May 19, 2022.

Common Stock Subscription Agreement

Simultaneously with the execution and delivery of the Merger Agreement, KludeIn entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) and related registration rights agreement (the “CF Registration Rights Agreement”) with CF Principal Investments LLC (“CF”). Pursuant to the Common Stock Purchase Agreement, following the Closing, Near, as KluedIn’s successor, has the right to sell to CF up to a Total Commitment (as defined in the Common Stock Purchase Agreement) of $100,000,000 in shares of Near’s Common Stock, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement. Near is obligated under the Common Stock Purchase Agreement and the CF Registration Rights Agreement to file a registration statement with the SEC to register under the Securities Act for the resale by CF of shares of Common Stock that Near may issue to CF under the Common Stock Purchase Agreement.

Near will not have the right to commence any sales of Common Stock to CF under the Common Stock Purchase Agreement until the Commencement (as defined in the Common Stock Purchase Agreement), which is the time when all of the conditions to the Near’s right to commence sales of Common Stock to CF set forth in the Common Stock Purchase Agreement have been satisfied, including that a registration statement relating to the Common Stock is filed and declared effective by the SEC.

After the Commencement, Near will have the right, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after the Commencement, to direct CF to purchase up to a specified maximum amount of shares of Common Stock as set forth in the Common Stock Purchase Agreement. Near will control the timing and amount of any sales of the Common Stock to CF. Actual sales of shares of the Common Stock to CF under the Common Stock Purchase Agreement will depend on a variety of factors to be determined by Near from time to time, including, among other things, market conditions, and the trading price of the Common Stock.

The purchase price of the shares of Common Stock that Near elects to sell to CF pursuant to the Common Stock Purchase Agreement will be the volume weighted average price of the Common Stock during the applicable purchase date on which Near has timely delivered written notice to CF directing it to purchase the shares of Common Stock under the Common Stock Purchase Agreement. Near will receive 98% of the volume weighted average price of the Common Stock so sold.

In connection with the execution of the Common Stock Purchase Agreement, Near will issue to CF shares of Common Stock in an amount equal to $2,000,000 at a per share price based on the price of Near’s Common Stock on the Commencement Date, as consideration for CF’s irrevocable commitment to purchase the shares of Common Stock upon the terms and subject to the satisfaction of the conditions set forth in the Common Stock Purchase Agreement.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 6 — COMMITMENTS AND CONTINGENCIES (cont.)

Registration Statement on Form S-4

The Company initially filed a Registration Statement on Form S-4, as amended, with the SEC on July 1, 2022 along with subsequent amendments on September 9, 2022, October 19, 2022 and November 10, 2022, in connection with the registration under the Securities Act of the shares of the Company’s Class A common stock to be issued under the Merger Agreement as the Merger Consideration. However, there is no assurance as to when or if this Registration Statement will be declared effective by the SEC.

NOTE 7 — STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue up to 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue up to 280,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At September 30, 2022 and December 31, 2021, there were 10,404,394 and 17,250,000 shares of Class A common stock issued and outstanding, respectively, all of which are subject to possible redemption and presented as temporary equity.

Class B Common Stock — The Company is authorized to issue up to 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each share. At September 30, 2022 and December 31, 2021, there were 4,312,500 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis (subject to adjustment). In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering, plus the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any private placement-equivalent warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one for one basis. The holders of the Class B common stock have agreed to waive such adjustment to the conversion ratio if the Merger Agreement discussed in Note 6 is consummated.

NOTE 8 — WARRANT LIABILITIES

As of September 30, 2022 and December 31, 2021, there were 8,625,000 Public Warrants outstanding. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 8 — WARRANT LIABILITIES (cont.)

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement registering the issuance of the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination or within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act; provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, the Company may call the warrants for redemption (except as described with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 8 — WARRANT LIABILITIES (cont.)

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

At September 30, 2022 and December 31, 2021, there were 5,200,000 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9 — FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 9 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2021	September 30, 2022
Assets:
Cash and marketable securities held in Trust Account	1	$172,580,609	$105,664,618

Liabilities:
Warrant Liabilities – Public Warrants	1	5,180,136	1,035,000
Warrant Liabilities – Private Placement Warrants	3	3,131,574	624,000
Working Capital Loan	3	—	528,300

The warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the accompanying condensed consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed consolidated statements of operations.

As of September 30, 2022 and December 31, 2021, the Private Placement Warrants were valued using a binomial lattice model which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the warrants is the expected volatility of the common stock. The expected volatility as of the closing date of the Initial Public Offering was derived from observable Public Warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. As of September 30, 2022 and December 31, 2021, the Public Warrants were valued using the level 1 quoted prices in an active market.

The following table provides quantitative information regarding Level 3 fair value measurements for Private Placement Warrants at September 30, 2022 and December 31, 2021:

	As of September 30, 2022	As of December 31, 2021
Stock price	$10.05	$9.84
Strike price	$11.50	$11.50
Volatility	3.0%	12.2%
Risk-free rate	4.20%	1.17%
Probability of Business Combination occurring	50%	75%
Dividend yield	0.0%	0.0%
Fair value of warrants	$0.12	$0.60

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 9 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of Level 3 warrant liabilities for the three and nine months ended September 30, 2021:

	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2021	$—	$—	$—
Initial measurement on January 11, 2021	3,744,000	6,210,000	9,954,000
Change in valuation inputs or other assumptions	(832,000)	(1,380,000)	(2,212,000)
Transfer to Level 1	—	(4,830,000)	(4,830,000)
Fair value as of March 31, 2021	2,912,000	—	2,912,000
Change in valuation inputs or other assumptions	988,000	—	988,000
Fair value as of June 30, 2021	3,900,000	—	3,900,000
Change in valuation inputs or other assumptions	(513,926)	—	(513,926)
Fair value as of September 30, 2021	$3,386,074	$—	$3,386,074

The following table presents the changes in the fair value of Level 3 warrant liabilities for the three and nine months ended September 30, 2022:

Private Placement
Fair value as of January 1, 2022	$3,131,574
Change in fair value	(2,403,574)
Fair value as of March 31, 2022	728,000
Change in fair value	(157,111)
Fair value as of June 30, 2022	570,889
Change in fair value	53,111
Fair value as of September 30, 2022	$624,000

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement during the three and nine months ended September 30, 2021 was $4,830,000. There were no transfers from Level 3 to any other levels during the three and nine months ended September 30, 2022.

The Working Capital Loan was measured at fair value as of the date of the initial borrowing on January 31, 2022 and for subsequent borrowings on April 1, 2022 and June 30, 2022, and as of September 30, 2022. The discounted cash flow method was used to value the debt component of the Working Capital Loan and the Black Scholes Option Pricing Model was used to value the debt conversion option. There were no transfers out of Level 3 to other levels in the fair value hierarchy during the three and nine months ended September 30, 2022 for the Working Capital Loan.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 9 — FAIR VALUE MEASUREMENTS (cont.)

The following table provides quantitative information regarding Level 3 fair value measurements for the Working Capital Loan at September 30, 2022, June 30, 2022, April 1, 2022 and January 31, 2022:

	As of September 30, 2022	As of June 30, 2022	As of April 1, 2022	As of January 31, 2022
Stock price	$10.05	$9.99	$9.94	$9.87
Strike price	$11.50	$11.50	$11.50	$11.50
Volatility	0.0%	10.1%	3.8%	9.1%
Risk-free rate	4.01%	2.98%	2.40%	2.40%
Probability of Business Combination occurring	50%	75%	75%	75%
Dividend yield	0.0%	0.0%	0.0%	0.0%

The following contains additional information regarding the inputs used in the pricing models:

•        Term — the expected life of the warrants was assumed to be equivalent to their remaining contractual term.

•        Risk-free rate — the risk-free interest rate is based on the U.S. treasury yield curve in effect on the date of valuation equal to the remaining expected life of the Warrants.

•        Volatility — the Company estimated the volatility of its common stock warrants based on implied volatility and actual historical volatility of a group of comparable publicly traded companies observed over a historical period equal to the expected remaining life of the Warrants.

•        Dividend yield — the dividend yield percentage is zero because the Company does not currently pay dividends, nor does it intend to do so during the expected term of the Private Placement Warrants.

The following table presents the changes in the fair value of Level 3 Working Capital Loan for the three and nine months ended September 30, 2022:

Working Capital Loan
Fair value as of January 1, 2022	$—
Initial measurement at January 31, 2022 – $350,000 draw	264,900
Change in fair value	(5,400)
Fair value as of March 31, 2022	259,500
Initial measurement at April 1, 2022 – $112,500 draw	83,396
Initial measurement at June 30, 2022 – $250,000 draw	184,807
Change in fair value	(1,003)
Fair value as of June 30, 2022	526,700
Initial measurement at September 30, 2022 – $360,000 draw	177,331
Change in fair value	(175,731)
Fair value as of September 30, 2022	$528,300

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period.

KLUDEIN I ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed consolidated financial statements were issued. Based upon this review, other than the below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

On October 11, 2022, and November 9, 2022, the Company drew an additional $343,345, for an aggregate of $686,690, under the Extension Funds and deposited it into the Trust Account for the fourth and fifth months of the Extension.

On October 19, 2022, and November 10, 2022, the Company filed amendments to its Registration Statement on Form S-4.

On November 3, 2022, the Company entered into Amendment No. 1 to the Agreement and Plan of Merger, which amended certain terms and conditions, including the number of post-closing Board of Directors, Trust Account proceeds, Minimum Cash Conditions and definitions of certain terms.

NOTE 11 — EVENTS SUBSEQUENT TO THE DATE OF THE FORM 10-Q FILED ON NOVEMBER 14, 2022

On November 23, 2022, the Company issued a promissory note (the “Near Extension Note”), dated as of November 18, 2022, in the aggregate principal amount of up to $686,690, to Near. The Near Extension Note relates to the final two payments of the Company’s extension funds of $343,345 each to be deposited into the Trust Account for each month in which the date by which the Company must consummate its initial business combination is extended, from July 11, 2022 until January 11, 2023. As of January 17, 2023, the full amount of $686,690 has been drawn down on the Near Extension Note.

On December 23, 2022, Kludein and Near entered into Amendment No. 2 to the Agreement and Plan of Merger revising the implied equity value for the company stockholders of approximately $675 million to approximately $575 million subject to customary closing conditions. As of January 17, 2023, the merger transaction is expected to close in the first quarter 2023.

At the special meeting of stockholders on January 6, 2023 in connection with the Extension, stockholders holding 9,786,530 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $101 million (approximately $10.32 per share), which included $1,190,676 of interest earned on the Trust Account which was not previously used to pay the Company’s tax obligation, has been removed from the Trust Account to pay such holders. Following redemptions, KludeIn has 617,864 Public Shares outstanding.

On January 17, 2023, the Company entered into Amendment No. 3 to the Agreement and Plan of Merger, pursuant to which the minimum cash condition to Closing was revised such that, upon the Closing, KludeIn is required to have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the payment of Public Stockholder redemptions) and the proceeds of any funded Transaction Financing, prior to the payment of the Company’s unpaid expenses and before repayment of any loans owed by the Company to its sponsor, at least equal to $95,000,000 less the aggregate amount of proceeds of any Permitted Equity Financing and any Permitted Debt of Near or any other Target Company that is available to any of them following the Closing or that previously has been drawn down by any of them prior to the Closing, including amounts in escrow that would be eligible to be requested following the Closing and amounts that may be requested following the Closing that are contingent upon the occurrence of specified events or the satisfaction of certain conditions precedent, whether or not such events actually occur or such conditions ultimately are satisfied.

Subsequent to September 30, 2022, KludeIn drew down an additional $152,500 under the Working Capital Loan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Near Intelligence Holdings Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Near Intelligence Holdings Inc. (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

Melville, New York

August 31, 2022

Near Intelligence Holdings Inc. and Subsidiaries
Consolidated Balance Sheets
(in $, except per share data and share count)

	As of December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	8,839,402	21,295,362
Restricted cash	110,925	155,988
Marketable securities	260,417	592,591
Short term investments	1,111,483	—
Accounts receivable, net of allowance for credit losses of $2,073,836, and $4,383,573 as of December 31, 2021 and 2020	16,759,840	13,148,367
Prepaid expenses and other current assets	2,250,303	1,731,900
Total current assets	29,332,370	36,924,208

Property and equipment, net	8,733,023	12,989,691
Operating lease right-of-use assets	2,700,886	1,530,981
Goodwill	62,387,725	6,352,720
Intangible assets, net	11,516,398	159,294
Other assets	3,103,744	771,516
Total assets	117,774,146	58,728,410

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Current portion of long-term borrowings	7,785,066	3,331,436
Accounts payable	9,033,635	15,154,043
Accrued expenses and other current liabilities	7,267,190	3,484,365
Operating lease liabilities	563,862	263,439
Total current liabilities	24,649,753	22,233,283

Long-term borrowings, less current portion	10,685,089	5,814,432
Long-term operating lease liabilities	2,223,501	1,318,212
Warrant liabilities	5,376,932	2,436,998
Other liabilities	190,521	214,219
Total liabilities	43,125,796	32,017,144

Redeemable convertible preferred stock
Redeemable convertible preferred stock, $0.0001 par value, 307,299.000 and 241,158.000 shares authorized as of December 31, 2021 and 2020 respectively; 307,298.151, and 241,157.671 shares issued and outstanding as of December 31, 2021 and 2020 respectively; redemption amount of $253,045,305, and $180,487,196 as of December 31, 2021 and 2020 respectively	207,417,237	124,614,493

Stockholders’ deficit
Common stock, $0.0001 par value; 192,701.000 and shares authorized; 71,963.894 and 43,190.000 shares issued and outstanding as of December 31, 2021 and 2020 respectively.	7	4
Additional paid-in-capital	4,399,815	4,262,236
Accumulated deficit	(136,369,447)	(101,850,846)
Accumulated other comprehensive loss	(799,262)	(314,621)
Total stockholders’ deficit	(132,768,887)	(97,903,227)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	117,774,146	58,728,410

____________

(1)      Reflects the reorganization that became effective April 19th, 2022. See Note 1 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Consolidated Statements of Operations
(in $, except per share data and share count)

	Year ended December 31,
	2021	2020
Revenue	45,320,675	12,804,069
Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown separately)	12,918,041	4,390,919
Product and technology	16,718,467	18,900,851
Sales and marketing	10,731,042	4,172,858
General and administrative	14,400,851	7,329,630
Depreciation and amortization	8,230,623	111,704
Total costs and expenses	62,999,024	34,905,962
Operating loss	(17,678,349)	(22,101,893)
Interest expense, net	2,667,400	1,424,295
Changes in fair value of warrant liabilities	1,540,895	525,113
Gain on extinguishment of debt, net	(707,164)	—
Other income, net	(429,237)	(142,335)
Loss before income tax expense	(20,750,243)	(23,908,966)
Income tax expense	305,356	334,508
Net loss attributable to Near Intelligence Holdings Inc.	(21,055,599)	(24,243,474)
Accretion to preference stock redemption value	(13,463,002)	(16,265,573)
Net loss attributable to common stockholders	(34,518,601)	(40,509,047)

Net loss attributable to common stockholders, basic and diluted	(34,518,601)	(40,509,047)
Net loss per share attributable to common stockholders, basic and diluted	(539.42)	(937.93)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	63,992.300	43,190.000

____________

(1)      Reflects the reorganization that became effective April 19th, 2022. See Note 1 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Consolidated Statements of Comprehensive Loss
(in $, except per share data and share count)

	Year ended December 31
	2021	2020
Net loss	(21,055,599)	(24,243,474)
Other comprehensive income (loss):
Currency translation adjustments	(484,641)	398,810
Total comprehensive loss attributable to Near Intelligence Holdings Inc.	(21,540,240)	(23,844,664)

____________

(1)      Reflects the reorganization that became effective April 19th, 2022. See Note 1 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in $, except per share data and share count)

	Redeemable convertible preferred stock		Stockholders’ Deficit
			Common stock		Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2020, after effect of reorganization (Note 1)	230,657.671	101,348,920	43,190.000	4	3,920,402	(61,341,799)	(713,431)	(58,134,824)
Issuance of Series D redeemable convertible preferred stock (note 18)	10,500.000	7,000,000	—	—	—	—	—	—
Accretion to preferred stock redemption value	—	16,265,573	—	—	—	(16,265,573)	—	(16,265,573)
Stock options exercised and pending allotment	—	—	—	—	6,252	—	—	6,252
Stock based compensation	—	—	—	—	335,582	—	—	335,582
Net loss	—	—	—	—	—	(24,243,474)	—	(24,243,474)
Other comprehensive income	—	—	—	—	—	—	398,810	398,810
Balance as of December 31, 2020, after effect of reorganization (Note 1)	241,157.671	124,614,493	43,190.000	4	4,262,236	(101,850,846)	(314,621)	(97,903,227)
Issuance of Series U redeemable convertible preference stock (note 18)	66,140.480	69,339,742	—	—	—	—	—	—
Accretion to preferred stock redemption value	—	13,463,002	—	—	—	(13,463,002)	—	(13,463,002)
Issuance of common stock on exercise of stock options	—	—	28,773.894	3	50,136	—	—	50,139
Stock options exercised and pending allotment	—	—	—	—	10,423	—	—	10,423
Stock based compensation	—	—	—	—	77,020	—	—	77,020
Net loss	—	—	—	—	—	(21,055,599)	—	(21,055,599)
Other comprehensive loss	—	—	—	—	—	—	(484,641)	(484,641)
Balance as of December 31, 2021, after effect of reorganization (Note 1)	307,298.151	207,417,237	71,963.894	7	4,399,815	(136,369,447)	(799,262)	(132,768,887)

____________

(1)      Reflects the reorganization that became effective April 19th, 2022. See Note 1 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in $, except per share data and share count)

	Year Ended December 31
	2021	2020
Cash flows from operating activities:
Net loss	(21,055,599)	(24,243,474)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,230,623	111,704
Stock based compensation	77,020	335,582
Gain on extinguishment of Payroll Protection Program loan	(1,173,744)	—
Loss on early extinguishment of debt	466,580	—
Changes in fair value of warrant liabilities	1,540,895	525,113
Allowance for credit losses on trade receivables and write off	72,577	1,363,196
In kind consideration of strategic investment	(1,500,000)	—
Amortization of debt discount due to warrants	1,121,747	826,052
Other	126,513	(351,290)
Changes in operating assets and liabilities:
Accounts receivable	(1,615,519)	(918,203)
Prepaid expenses and other current assets	(516,776)	(87,520)
Operating lease right-of-use assets	(1,200,696)	260,883
Other assets	(350,717)	28,584
Accounts payable	(7,286,199)	12,132,202
Accrued expenses and other current liabilities	248,520	(959,897)
Operating lease liabilities	1,237,852	(215,501)
Other liabilities	(19,675)	69,023
Net cash used in operating activities	(21,596,598)	(11,123,546)

Cash flows from investing activities:
Additions to property and equipment	(259,258)	(6,901,931)
Proceeds from sale of property and equipment	171,286	212
Purchase of marketable securities	—	(1,630,425)
Proceeds from sale of marketable securities	338,242	1,821,233
Purchase of short term investments	(1,085,430)	—
Proceeds from sale of short term investments	—	1,348,700
Purchase of strategic investment	(500,000)	—
Cash acquired in purchase of business, net of consideration paid	2,707,863	83,613
Net cash provided by (used in) investing activities	1,372,703	(5,278,598)

Cash flows from financing activities
Proceeds from issuance of preferred stock	—	7,000,000
Proceeds from issuance of debt, net of issuance costs	14,842,627	202,496
Proceeds from exercise of stock options	60,562	6,252
Repayments of debt	(6,693,137)	(3,001,006)
Net cash provided by financing activities	8,210,052	4,207,742
Effect of exchange rates on cash, cash equivalents and restricted cash	(487,180)	734,598
Net decrease in cash and cash equivalents and restricted cash	(12,501,023)	(11,459,804)
Cash and cash equivalents and restricted cash at beginning of period	21,451,350	32,911,154
Cash, cash equivalents and restricted cash at the end of the period	8,950,327	21,451,350

Supplemental disclosure of cash flow information:
Cash paid for income taxes	210,079	183,964
Cash paid for interest on borrowings	1,692,341	899,314

Non-cash investing and financing activities
Redeemable convertible preferred stock issued in connection with an acquisition	69,339,742	—
In kind consideration of strategic investment	1,500,000	—
Accretion of redeemable convertible preferred stock	13,463,002	16,265,573

____________

(1)      Reflects the reorganization that became effective April 19th, 2022. See Note 1 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

1 Reorganization and description of business

Reorganization

Prior to April 19, 2022, Near Pte. Ltd was incorporated and headquartered in Singapore. Near Pte. Ltd. and Near Intelligence Holdings Inc., a Delaware corporation formed for the purpose of reorganization (the “Company”) entered into a Contribution Agreement wherein effective April 19, 2022, Near Pte. Ltd. transferred legal title and beneficial ownership of substantially all of its assets (with the exception of investments in Near Australia Pty. Ltd., and Near India Pvt. Ltd. (collectively, the “Dormant Subsidiaries”)), to the Company and the Company assumed substantially all of Near Pte. Ltd.’s liabilities, warrants and other existing potential dilutive equity instruments in exchange for common stock of the Company. In consideration for this transfer, the Company issued 379,262.045 of its common stock to Near Pte. Ltd.

Also, Near Pte. Ltd. and the Company entered into an Exchange and Recapitalization Agreement dated June 13, 2022 wherein Near Pte. Ltd. exchanged all of the current common stock for a combination of common stock and preferred stock of the Company such that (a) the number of shares in common stock of the Company held by Near Pte. Ltd. is equivalent, on a 1000:1 basis, to the number of outstanding common stock of Near Pte. Ltd.; and (b) the number of each series of preferred stock of the Company is equivalent, on a 1000:1 basis, to the number of outstanding shares of the similarly named series of preferred stock of Near Pte. Ltd. Rights, preferences and privileges of each class of stock of the Company mimic the rights, preferences and privileges of the corresponding stock of Near Pte Ltd. Thereby, the Company’s capital structure would consist of 71,963.894 shares of common stock (Note 16) and 307,298.151 shares of various series of preferred stock (Note 15). As a next step, Near Pte. Ltd. distributed all of its shares in the Company to its stockholders by way of capital reduction and stockholders of Near Pte. Ltd. have become the stockholders of the Company. Ultimately, Near Pte. Ltd. does not hold any interests in the Company or vice versa.

Further, Near Pte. Ltd. and the Dormant Subsidiaries are in the process of winding up/ liquidation and the retained cash of $538,556 will be used to settle net liabilities of $342,094 in these legal entities and also will be used to cover costs and fees for the liquidation and balance (if any) will be distributed to Near Pte. Ltd.’s stockholders. Consequently, net assets of $196,462 at the effective date of reorganization have been shown as distribution in these unaudited condensed consolidated financial statements. The Company is not liable to bear any liquidation expenses of Near Pte. Ltd. and the Dormant Subsidiaries.

While the Company was the legal acquirer of Near Pte. Ltd., for accounting purposes, the reorganization is treated similar to a reverse recapitalization, whereby Near Pte. Ltd. is deemed to be the accounting acquirer, and the historical financial statements of Near Pte. Ltd. became the historical financial statements of the Company upon the closing of the reorganization.

Under this method of accounting, the Company is treated as the “acquired” company and Near Pte. Ltd. is treated as the acquirer for financial accounting purposes. Accordingly, for accounting purposes, the reorganization is treated as the equivalent of Near Pte. Ltd. issuing stock for the net assets of the Company accompanied by the reorganization. Because the reorganization is a common control transaction the net assets and prior year financial statements are stated at historical cost, with no goodwill or other intangible assets recorded, and the legal capital of Near Pte. Ltd. has been retroactively adjusted to reflect the capital of the legal acquirer (accounting acquiree), which is the Company. The shares and net loss per share prior to the reverse recapitalization have been retroactively restated to reflect the exchange ratio of 1000:1.

Description of business

The Company is incorporated under the laws of the state of Delaware in 2022 and has foreign subsidiaries located in India, Australia, United States of America, Japan, France and Singapore. The principal activities of the Company are those of data processing, hosting, advertising, data driven marketing and related activities.

The Company is a global, full stack data intelligence SaaS platform that stitches and enriches data on people and places from which its customers can derive actionable intelligence to help them make better decisions. The Company’s mission is bringing meaningful intelligence to customer behavior and helping enterprises use that intelligence to

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

1 Reorganization and description of business (cont.)

make meaningful decisions. The Company’s cloud -based platform provides accurate and extremely comprehensive information on people, places, and products while being fully privacy compliant. This intelligence enables enterprises to make decisions in real time. With the Company’s Data intelligence Platform businesses can understand and reach their customer base.

2 Summary of significant accounting policies

a) Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The accompanying consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with US GAAP.

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

b) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, which affect the reported amounts in the consolidated financial statements. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates, including those related to the incremental borrowing rate (“IBR”) applied in lease accounting, useful lives of property and equipment and intangible assets, the nature and timing of the satisfaction of performance obligations, allowance for credit losses on accounts receivables, fair values of investments and other financial instruments, fair value of acquired intangible assets and goodwill, stock based compensation, income taxes, certain deferred tax assets and tax liabilities, and other contingent liabilities. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable. Although these estimates are inherently subject to judgment and actual results could differ from those estimates, management believes that the estimates used in the preparation of the consolidated financial statements are reasonable.

Management has made assumptions about the possible effects of the novel coronavirus (“COVID-19”) pandemic on critical and significant accounting estimates impacting our consolidated financial statement for the years ended December 31, 2021 and 2020. Although these estimates and assumptions are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. COVID-19, continues to adversely impact commercial activity, globally and in the United States, and has contributed to significant volatility in financial markets. The outbreak could have a continued adverse impact on economic and market conditions, including business and financial services disruption. As of the date these consolidated financial statements were available to be issued, there was no substantial impact and the Company will continue to monitor the potential impact of COVID -19, and potential related variants, on the Company’s consolidated financial statements.

c) Segment reporting

The Company has a single operating and reportable segment. The Company’s Chief Executive Officer is its Chief Operating Decision Maker, who reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. For information regarding the Company’s revenue by geographic area, see note 20.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

d) Cash and cash equivalents

Cash and cash equivalents primarily represent bank balances in current accounts. The Company considers all short-term deposits with an original maturity of 90 days or less, when purchased, to be cash equivalents.

e) Term deposits

Term deposits generally consist of interest-bearing deposits having original maturities up to three months. Certain deposits are restricted as to withdrawal or usage for credit card issued against these deposits. Restricted term deposits are classified as current assets based on the term of the deposit and the expiration date of the underlying restriction. Interest income on these term deposits is recognized using the effective interest rate method on a time proportionate basis. The effective interest rate approximates the contracted interest rate.

f) Investments

Equity securities

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition of Financial Assets and Financial Liabilities,” (ASU 2016-01), which makes targeted amendments to the guidance for recognition, measurement, presentation and disclosure of financial instruments. The guidance under ASU 2016-01 requires equity investments, other than equity method investments, to be measured at fair value with changes in fair value recognized in the consolidated statements of operations.

Marketable securities

Marketable securities represent investments in mutual funds having readily determinable fair value. These mutual funds meet certain criteria for equity investments in accordance with ASU 2016-01. Under this guidance, the Company measures these mutual funds at their estimated fair value, with changes in fair value recognized in other income (expense), net in the consolidated statements of operations.

Short term investments

Accounting for the Company’s debt securities varies depending on the legal form of the security, the Company’s intended holding period for the security, and the nature of the transaction. Investments in debt securities are classified as held-to-maturity securities as Company has the positive intent and ability to hold those securities to maturity and are initially recorded at transaction price plus transaction costs. Investments in held-to-maturity debt securities include commercial paper and shall be measured subsequently at amortized cost. Interest income on these investments is recognized using the effective interest rate method on a time proportionate basis. The effective interest rate approximates the contracted interest rate.

g) Financial instruments and concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are reflected principally in cash and cash equivalents, restricted cash, marketable securities, investment in debt securities, term deposits with banks and accounts receivables. The Company places its cash and cash equivalents, marketable securities and investment in commercial paper, term deposits with banks and funds respectively with high credit/investment grade ratings to limit the amount of credit exposure with any one bank/fund and conducts ongoing evaluations of the creditworthiness of the banks and funds with which it does business. To reduce its credit risk on accounts receivable, the Company conducts ongoing credit evaluations of its debtors.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

h) Accounts receivables, net

Accounts receivable primarily comprise of cash due from customers and are recorded at the invoiced amount, net of an allowance for doubtful accounts. The Company pools its accounts receivable based on similar risk characteristics in estimating expected credit losses. The Company has early adopted ASC 326, Financial Instruments — Credit Losses, from the fiscal year beginning January 1, 2019. Credit losses for accounts receivable are based on the roll-rate method, and the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date. The Company has established a provision matrix based on historical credit loss experience, adjusted for forward-looking factors. The Company believes the most relevant forward-looking factors are economic environment, inflation rates and repayment capacity of debtors and accordingly the Company adjusts historical loss rates based on expected changes in these factors.

A financial asset is written off when it is deemed uncollectible and there is no reasonable expectation of recovering the contractual cash flows. Expected recoveries of amounts previously written off, not to exceed the aggregate amounts previously written off, are included in determining the allowance at each reporting period.

Allowance for doubtful accounts are presented as a credit loss expense within “General and administrative” on the consolidated statements of operations. Subsequent recoveries of amounts previously written off are credited against the same line item.

i) Property and equipment

Recognition and measurement

Plant and equipment are stated at cost less accumulated depreciation and amortization and accumulated impairment loss. Expenditures for replacements and improvements are capitalized, whereas the costs of maintenance and repairs are charged to earnings as incurred. As of December 31, 2020, capital work in progress represented the accumulated cost of servers that have not been placed into use, which was reclassified to property and equipment during fiscal year 2021 when the server was placed into operations.

The Company depreciates and amortizes all property and equipment using the straight-line method over the following estimated economic useful lives of the assets:

• Office equipment	5 years
• Computers	2 – 3 years
• Fixtures and fittings	10 years
• Servers	3 years
• Leasehold improvements	Useful life or lease term, whichever is lower

Software acquired for internal use is included in property and equipment on the Company’s consolidated balance sheet and amortized on a straight-line basis when placed into service over the estimated useful lives of three years.

Capital work in progress is not depreciated until it is ready to be used.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

j) Business combinations

The Company accounts for an acquisition as a business combination if the assets acquired and liabilities assumed in the transaction constitute a business in accordance with Accounting Standard Codification (“ASC”) Topic 805 “Business Combinations”. Such acquisitions are accounted using the acquisition method i.e., by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values.

Where the set of assets acquired and liabilities assumed doesn’t constitute a business, it is accounted for as an asset acquisition where the individual assets and liabilities are recorded at their respective relative fair values corresponding to the consideration transferred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business acquisitions accounted for using the acquisition method of accounting and is not amortized. Goodwill is measured and tested for impairment on an annual basis in accordance with ASC 350, Intangibles — Goodwill and Other, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Such events and changes may include: significant changes in performance related to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy.

The Company’s test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the purposes of impairment testing, the Company determined that it has only one reporting unit. The Company completed the annual impairment test and did not recognize any goodwill impairment charges in the years ended December 31, 2021 and 2020.

Intangible assets

The Company amortizes intangible assets with finite lives over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized and reviews them for impairment whenever an impairment indicator exists.

k) Leases

The Company determines if a contract contains a lease at inception of the arrangement based on whether it has the right to obtain substantially all the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which the Company does not own. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are initially measured at an amount equal to the lease liabilities and adjusted for lease incentives received and initial direct costs, if any. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, for the purpose of computing lease liabilities based on the remaining lease term and the rates prevailing in the jurisdiction where the lease was executed. Only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation.

The Company’s leases include its corporate offices. The lease term of operating leases vary from 11 months to 6 years. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

Operating leases are included in operating lease ROU assets, current and non-current operating lease liabilities, on the Company’s consolidated balance sheets. For operating leases, lease expense is recognized on a straight-line basis in the consolidated statement of operations over the lease term. Leases with a lease term of 12 months or less from the commencement date that do not contain a purchase option are recognized as an expense on a straight-line basis over the lease term.

l) Impairment of long-lived assets

The Company evaluates its long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. The Company measures the recoverability of the assets by comparing the carrying amount of such asset or asset group to the future undiscounted cash flows it expects the asset or asset group to generate. If the Company considers the asset or asset group to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset or asset group exceeds its fair value.

m) Fair value measurements and financial instruments

The Company holds financial instruments that are measured at fair value which is determined in accordance with a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2:

Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active and model- derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3:

Inputs are unobservable inputs based on the Company’s assumptions and valuation techniques used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the determination of fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and established a fair value hierarchy based on the inputs used to measure fair value. The recorded amounts of certain financial instruments, including cash and cash equivalents, prepaid expenses and other assets accounts, accounts payable, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities.

n) Foreign currency

The Company’s consolidated financial statements are reported in U.S. dollars which is also its functional currency. The functional currency for the Company’s subsidiaries in USA, Australia, Japan, India and France are their respective local currencies and the functional currency of the Company’s subsidiary in Singapore is U.S. dollars. The translation of the functional currencies of the Company’s subsidiaries into U.S. dollars is performed for balance sheet accounts using the exchange rates in effect as of the balance sheet date and for revenues and expense accounts using an average exchange rate prevailing during the respective period. The gains or losses resulting from such translation are reported as currency translation adjustments under accumulated other comprehensive loss as a separate component of stockholders’ deficit on the consolidated balance sheets.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

Monetary assets and liabilities of each subsidiary denominated in currencies other than the subsidiary’s functional currency are translated into their respective functional currency at the rates of exchange prevailing on the balance sheet date. Transactions of each subsidiary in currencies other than the subsidiary’s functional currency are translated into the respective functional currencies at the average exchange rate prevailing during the period of the transaction. The gains or losses resulting from foreign currency transactions are included in the consolidated statements of operations.

o) Fair value option

Under the Fair Value Option (FVO) subsections of ASC Subtopic 825-10, Financial Instruments — Overall, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. Any changes in the fair value of liabilities resulting from changes in the instrument-specific credit risk would be reported in other comprehensive income (loss).

p) Variable interest entities

The Company evaluates its ownership, contractual and other interests in entities to determine if it has a variable interest in an entity. These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available historical and prospective information, among other factors. If the Company determines that an entity for which it holds a contractual or ownership interest in is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with applicable GAAP.

q) Revenue recognition

The Company derives revenue primarily from i) core subscription services and ii) sale of operational products.

Revenue is recognized when, or as, the related performance obligation is satisfied by transferring the control of the promised service to a customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these services.

The Company applies the following steps for revenue recognition:

(i) Identification of the contract, or contracts, with the customer

The Company considers the terms and conditions of the engagement in identifying the contracts. The Company determines a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, it has been determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, and financial information pertaining to the customer.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

(ii) Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company and are distinct in the context of the contract, whereby, in respect of core subscription services, we have combined promises for access to the data intelligence platform, the output derived from such platform coupled with, in a marketing intelligence used case, access with the related obligation to provide use of the platform to execute customers’ marketing strategies as a single performance obligation. Sale of operational products is evaluated to be a distinct performance obligation, as further explained in the section “Sale of operational products”.

(iii) Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The transaction price includes platform subscription fees based on the contracted usage of Near platform for analytics, data enrichment, data feeds as outputs from the platform and for executing customers’ marketing campaigns as well as variable consideration associated with overage fees on exceeded media execution limits as specified in respective contracts, where relevant. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. In a marketing intelligence use case, the Company would be entitled to a platform fee even if the customer does not opt for contracted usage level of media execution committed by the Company. None of the Company’s contracts contain a significant financing component.

(iv) Allocation of the transaction price to the performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price (“SSP”). Contracts typically have one performance obligation of providing access to the core subscription service or access to relevant outputs from the Near platform. On occasion, contracts include provision of certain operational products on a short term, fixed fee basis which reflect their respective SSP.

(v) Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue in respect of core subscription services is recognized over the contractual terms during which the customer is given access to the platform or the output from the platform. With respect to revenue from operational products, the Company recognizes revenue as services are delivered. The Company generates all its revenue from contracts with customers.

Core subscription revenue

The Company generates revenue from subscriptions to customers that enable them to access the Company’s cloud-based platform or access the output from such platform and use the data intelligence derived therein for a variety of use cases around analytics, data enrichment, marketing and operational decision-making including to access and advertise target consumer base for digital marketing and advertising. Subscription arrangements with customers do not provide the customer with the right to take possession of the Company’s software at any time. Instead, customers are granted continuous access to the platform or its specific modules/outputs over the contractual period. The underlying database of the Near platform is continuously updated based on ongoing data gathering exercise coupled with the Company’s patented algorithms running on such gathered data resulting in intelligent output available through the platform and therefore, its customers benefit from an up-to-date database on people and places relevant for the promotion of their business interests.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

A time-elapsed method is used to measure progress because the Company’s obligation is to provide the customers a continuous service of access to the Company’s cloud-based platform or outputs and modules from such platform in order to execute their marketing and operational strategies over the contractual period and control is transferred evenly over the contractual period. Accordingly, the fixed consideration related to subscription service is recognized ratably over the contract term beginning on the date access to the subscription product is provisioned. Most of the customer agreements have a minimum term of one (1) year with various payment terms ranging from monthly to quarterly in arrears and in few cases, payments in advance. Also, many contracts have auto-renewal provision unless the customer decides to terminate such contract by providing an advance written notice prior to the end of the then current term. Many contracts with customers, including those entered into with the standard terms and conditions, may be terminated by Near at any time but only may be terminated by the customer either in case of a breach, or in certain cases, after a specified notice period. Typically, Near does not charge any penalties for early termination by the customer and the contracts do not entitle Near’s customers to a refund or partial refund upon cancellation of the relevant contracts. The auto renewal provisions are evaluated on a case-by-case basis but generally do not provide a material right as they do not provide a discount to the customer that is incremental to the range of discounts typically given for the same services that are sold to a similar class of customers, even when the stand-alone selling price of the services subject to the auto renewal provision is highly variable.

Sale of Operational products

The Company derives revenue from providing customized reports and other insights to customers on short term fixed fee basis. The Company recognizes such revenues from the sales of these operational products upon delivery to the customers (i.e., at a point in time basis). Refer note 20 for details.

Practical expedients

The Company has utilized the practical expedient available under ASC 606, Revenue from Contracts with Customers and does not disclose the following:

i)       Value of unsatisfied performance obligations for contracts with an original expected length of one year or less. The Company has no significant financing components in its contracts with customers.

ii)      Amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Company expects to recognize that amount as revenue.

r) Employee benefit plans

Contributions to defined contribution plans are charged to the consolidated statements of operations in the period in which services are rendered by the covered employees. Current service costs for defined benefit plans are accrued in the period to which they relate. The liability in respect of defined benefit plans is calculated annually by the Company using the projected unit credit method. Prior service cost, if any, resulting from an amendment to a plan is recognized and amortized over the remaining period of service of the covered employees. Net actuarial gains and losses are immediately recognized in the consolidated statements of operations.

The Company records annual amounts relating to its defined benefit plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, future compensation increases and attrition rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in net periodic cost in its entirety immediately. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

s) Stock-based compensation

Stock options granted by the Company are considered as equity-classified stock option awards (“equity options”) under ASC Topic 718 - Compensation — Stock Compensation. The Company recognizes and measures compensation expense for all stock-based awards based on the grant date fair value. Grant date fair value is determined under the option-pricing model (Black-Scholes Merton model). The fair value determined at the grant date is expensed over the vesting period of

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

the stock-based awards using the straight-line attribution method. Forfeitures are accounted for as they occur. Stock-based compensation expense is allocated to product and technology, sales and marketing and general and administrative on the consolidated statements of operations based on where the associated employee’s functional department is located.

t) Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered.

The Company accounts for uncertainty in tax positions recognized in the consolidated financial statements by recognizing a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely- than-not recognition threshold at the effective date to be recognized.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback or carry forward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute the business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the Company’s income tax provision would increase or decrease in the period in which the assessment is changed.

u) Net loss per share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to shares in undistributed earnings as if all income (loss) for the period had been distributed. Based on the above, the redeemable convertible preference stock, stock options and warrants are not considered as participating securities.

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of this calculation, redeemable convertible preference stock, stock options and warrants have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented.

v) Expenses

Set forth below is a brief description of the components of the Company’s expenses:

i. Cost of revenue, exclusive of depreciation and amortization

Cost of revenue primarily consists of costs related to third-party hosting costs; employee-related expenses including salaries and related benefits for operations and support personnel; publishers cost; real-time data acquisition costs; and allocated overhead.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

ii. Product and technology

Product and technology expenses primarily consist of personnel-related expenses such as salaries, related benefits and stock based compensation for the Company’s engineering and product/project management functions supporting research, new development, and related product enhancement departments. It also includes non-personnel-related expenses such as location coverage charges, data acquisition charges, third-party server charges and allocation of the Company’s general overhead expenses.

iii. Sales and marketing

Sales and marketing expenses primarily consist of personnel-related expenses such as salaries and related benefits for the Company’s sales, marketing, and product marketing functions departments. It also includes sales commission and advertisement costs being part of business development expense.

iv. General and administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, human resources, information technology, and legal organizations. These expenses also include non-personnel costs, such as legal, audit, accounting services, other professional fees, recruiting personnel cost, costs associated with acquisitions of businesses, as well as certain tax, license, and insurance-related expenses, and allocated overhead costs.

w) Changes in accounting policies

The Company is expected to be an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, the Company will not be subject to the same implementation timeline for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of the Company’s financial statements to those of other public companies more difficult.

In December 2019, the Financial Accounting Standards Board (FASB) issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. The adoption of ASU 2019-12 did not have a material impact on the Company’s consolidated financial statements.

x) Recently issued accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815- 40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which signifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

2 Summary of significant accounting policies (cont.)

requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The ASU is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2021. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

3 Acquisitions

(a) Uber Media Inc.

On March 31, 2021, the Company acquired 100% of the outstanding equity interests in Uber Media Inc., a Delaware corporation, engaged in providing location insights and advertising solutions. This acquisition expands the Company’s capabilities in improving customer experience of its clients through cloud technologies and advanced data analytics and expands its customer base in US. The Company issued 66,140.480 Series U Preferred stock amounting to $69,339,742 as purchase consideration.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

March 31, 2021
Assets acquired:
Cash and cash equivalents	2,707,863
Goodwill	56,423,109
Property and equipment	23,518
Intangible assets	15,236,631
Accounts receivable	3,167,292
Prepaid expenses and other current assets	89,493
Total assets acquired	77,647,906
Borrowings	3,397,620
Accounts payable	1,293,922
Accrued expenses and other current liabilities	3,616,622
Net assets acquired	69,339,742

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill and is primarily attributed to the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company’s offerings as well as acquiring an assembled workforce. The goodwill balance is not deductible for income tax purposes.

Acquisition-related costs of $1,503,373 associated with the business combination were included in general and administrative expenses in the consolidated statement of operations.

Since the acquisition date, $15,822,516 of revenue and $1,907,798 of net loss have been included in the consolidated statements of operations for the year ended December 31, 2021.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

3 Acquisitions (cont.)

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in years):

	Fair value	useful life
Customer relationships	9,614,578	3 years
Software platform	5,622,053	3 years
Total intangible assets	15,236,631

The following unaudited supplemental pro forma combined financial information presents the Company’s combined results of operations for the fiscal year ended December 31, 2021 and 2020 as if the acquisition of UberMedia Inc. had occurred on January 1, 2020. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the Company’s operating results that may have occurred had the acquisition of UberMedia Inc. been completed on January 1, 2020. In addition, the unaudited pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies or other synergies that may be associated with the acquisition, or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of UberMedia Inc.

	Year ended December 31,
	2021	2020
Revenues	50,110,360	29,902,259
Net loss	(21,422,321)	(31,651,613)

The unaudited pro forma financial information reflects pro forma adjustments to present the combined pro forma results of operations as if the acquisition had occurred on January 1, 2020 to give effect to certain events the Company believes to be directly attributable to the acquisition. These pro forma adjustments primarily include:

(i)     the elimination of UberMedia Inc. historical depreciation and amortization expense and the recognition of new depreciation and amortization expense;

(ii)    an adjustment to changes in fair value of warrant liabilities which in conjunction with the acquisition was settled at buyout fee as per warrant agreement.

(iii)   an adjustment to present acquisition-related transaction costs and other one-time costs directly attributable to the acquisition as if they were incurred in the earliest period presented; and

(iv)   the related income tax effects of the adjustments noted above, as applicable.

(b) Teemo Holdings Inc

On June 30, 2020, the Company acquired 100% of the outstanding equity interests in Teemo Holdings Inc, a privately held company, engaged in providing location-based advertising and marketing solutions. In addition, the deal opens up new use cases as well as new markets for advertising and marketing solutions in France. This acquisition expands the Company’s footprint by expanding the portfolio of services provided to its customers. The acquisition date fair value of the consideration for Teemo was $ 5,991,808.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

3 Acquisitions (cont.)

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

June 30, 2020
Assets acquired:
Cash, cash equivalents and restricted cash	6,075,421
Goodwill	4,796,282
Property and equipment	84,572
Intangible assets	175,624
Accounts receivable	1,289,993
Prepaid expenses and other current assets	688,046
Other assets	49,737
Total assets acquired	13,159,675
Borrowings	3,495,781
Accounts payable	326,726
Accrued expenses and other current liabilities	3,345,360
Net assets acquired	5,991,808

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill and is primarily attributed to the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company’s offerings as well as acquiring an assembled workforce. The goodwill balance is not deductible for income tax purposes.

Acquisition-related costs of $365,323 associated with the business combination were included in general and administrative expenses in the consolidated statement of operations. Since the acquisition date, $1,531,140 of revenue and $551,137 of net loss have been included in the consolidated statements of operations for the year ended December 31, 2020.

The amounts allocated to intangible assets in the table above includes customer relationships which is being amortized on a straight-line basis over the estimated useful life of three years.

The following unaudited supplemental pro forma combined financial information presents the Company’s combined results of operations for the fiscal year ended December 31, 2020 as if the acquisition of Teemo Holdings Inc had occurred on January 1, 2020. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the Company’s operating results that may have occurred had the acquisition of Teemo Holdings Inc been completed on January 1, 2020. In addition, the unaudited pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies or other synergies that may be associated with the acquisition, or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of Teemo Holdings Inc.

Year ended December 31, 2020
Revenues	14,071,445
Net loss	(24,883,415)

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

3 Acquisitions (cont.)

The unaudited pro forma financial information reflects pro forma adjustments to present the combined pro forma results of operations as if the acquisition had occurred on January 1, 2020 to give effect to certain events the Company believes to be directly attributable to the acquisition. These pro forma adjustments primarily include:

(i)     the elimination of Teemo Holdings Inc historical depreciation and amortization expense and the recognition of new depreciation and amortization expense;

(ii)    an adjustment to present acquisition-related transaction costs and other one-time costs directly attributable to the acquisition as if they were incurred in the earliest period presented; and

(iii)   the related income tax effects of the adjustments noted above, as applicable.

4 Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash consist of the following:

	As of December 31,
	2021	2020
Cash and cash equivalents	8,839,402	21,295,362
Restricted cash	110,925	155,988
	8,950,327	21,451,350

Restricted cash represents an automatically renewed short-term deposit held with a bank against a corporate credit card for $36,765 as of December 31 2020 and this restriction was released on November 2021 upon closure of the corporate credit card. With the acquisition of Teemo on June 30, 2020, the Company assumed restricted deposits given against commitment of office premises of $110,925, and $119,223 as of December 31, 2021 and 2020, respectively.

5 Accounts receivable, net

Accounts receivable, net consists of the following

	As of December, 31
	2021	2020
Accounts receivable	18,833,676	17,531,940
Allowance for credit losses	(2,073,836)	(4,383,573)
Accounts receivable, net	16,759,840	13,148,367

As of December 31, 2021 and 2020, allowance for credit losses represented approximately 11% and 25% of gross accounts receivable respectively.

The following table provides details of the Company’s allowance for doubtful accounts:

	Year ended December 31,
	2021	2020
Opening balance as of January 1	4,383,573	5,619,757
Additions charged	49,709	1,333,196
Bad debts written off	(2,359,446)	(2,569,380)
Closing balance	2,073,836	4,383,573

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

5 Accounts receivable, net (cont.)

Accounts receivable includes amounts billed to customers as well as unbilled amounts recognized in accordance with the Company’s revenue recognition policies. Unbilled amounts included in trade accounts receivable, net, which generally arise from the performance of services to customers in advance of billings, were $1,551,415 as of December 31, 2021 and $324,168 as of December 31, 2020.

6 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31
	2021	2020
Advanced income and non-income taxes	676,276	1,011,278
Deposits	342,157	385,992
Prepaid expenses	743,006	141,838
Contract assets	266,195	—
Other receivables	222,669	192,792
	2,250,303	1,731,900

7 Property and equipment, net

The components of property and equipment, net was as follows:

	As of December 31,
	2021	2020
Computers	269,279	319,421
Office equipment	96,808	227,995
Furniture and fixtures	77,212	115,142
Leasehold improvements	2,956	111,444
Software	—	16,507
Servers	12,671,736	—
Total	13,117,991	790,509
Less: Accumulated depreciation and amortization	(4,384,968)	(472,554)
	8,733,023	317,955
Capital work in progress	—	12,671,736
Total	8,733,023	12,989,691

Depreciation and amortization expense relating to property and equipment amounted to $4,359,803, and $80,949 for the years ended December 31, 2021 and 2020 respectively.

8 Leases

The Company leases office spaces from various lessors. Some property leases contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease cost for the years ended December 31, 2021 and 2020 are summarized below:

	Year ended December 31,
	2021	2020
Operating lease cost	636,369	429,131
Short-term lease cost	673,119	227,123
Total lease cost	1,309,488	656,254

Total lease cost is included under “general and administrative” in the consolidated statements of operations.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

8 Leases (cont.)

Other information — operating leases

	Year ended December 31,
	2021	2020
Weighted-average remaining lease term (in years)	3.96	4.42
Weighted-average discount rate	10.1%	10.2%
Cash paid for amounts included in the measurement of operating lease liabilities	$581,641	$362,140

The following table reconciles the future undiscounted cash flows of operating leases to the operating lease liabilities recorded on the consolidated balance sheet:

Period range	As of December, 31 2021
0 – 1 years	816,205
1 – 2 years	849,098
2 – 3 years	883,399
3 – 4 years	634,470
4 – 5 years	219,475
Total undiscounted lease payments	3,402,647
Less: imputed interest	(615,284)
Total lease liabilities	2,787,363

9 Intangible assets, net

The amounts allocated to intangible assets from acquisitions includes customer relationships and software. The following table shows the amortization activity of intangible assets:

	As of December 31, 2021			As of December 31, 2020
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Customer relationships	9,792,428	(2,492,570)	7,299,858	191,153	(31,859)	159,294
Software platform	5,622,053	(1,405,513)	4,216,540	—	—	—
	15,414,481	(3,898,083)	11,516,398	191,153	(31,859)	159,294

Amortization expense for the years ended December 31, 2021 and 2020 was $3,870,820 and $30,755, respectively.

The estimated amortization schedule for the Company’s intangible assets for future periods is set out below:

For the years ending December 31:

2022	5,138,160
2023	5,108,519
2024	1,269,719
11,516,398

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

10 Goodwill

A summary of the changes in carrying value of goodwill is as follows:

	As of December 31,
	2021	2020
Opening balance as of January 1	6,352,720	1,159,382
Goodwill relating to acquisitions consummated during the year	56,423,109	4,796,282
Effect of exchange rate changes	(388,104)	397,056
Closing balance	62,387,725	6,352,720

11 Other assets

Other assets consist of the following:

	As of December 31,
	2021	2020
Strategic investments (see note 26)	2,618,171	633,171
Deferred tax assets	78,370	84,210
Contract assets	380,159	—
Deposits	27,044	54,135
	3,103,744	771,516

12 Borrowings

Summary of the Company’s borrowings are as follows:

	As of December 31,
	2021	2020
Harbert loan, net of debt amortization expenses	15,479,975	5,296,238
BPI France	1,147,826	1,539,383
CIN Phases	932,194	1,332,007
BNP Paribas	910,160	978,240
	18,470,155	9,145,868

Harbert loan

On January 30, 2019, the Company entered into a secured loan arrangement with an unrelated party, Harbert European Specialty Lending Company II S.A.R.L to borrow a loan aggregating to EUR 8,000,000 bearing interest at 12% or one-year EURIBOR screen rate in the form of Facility A — EUR 5,000,000 as cash advance which is repayable in 36 equal monthly installments starting from the end of 9 months interest only period and Facility B — EUR 3,000,000 as working capital facility which is repayable in 36 equal monthly installments starting from the drawdown date. The Company has drawn Facility A — EUR 5,000,000 and Facility B — EUR 1,000,000 on February 2019, Facility B — EUR 1,000,000 on March 2019 and Facility B — EUR 1,000,000 on May 2019. The loan is secured against all of the assets of the Company. The carrying value of unamortized debt issuance cost is not material as of December 31, 2021 and 2020, respectively.

At the loan date itself, the Company also entered into a warrant agreement with the lender, governing the terms and conditions of the warrant. The aggregate number of warrant shares which are capable of issue to Harbert European Specialty Lending Company II S.A.R.L (Holder) on exercise of the subscription rights in full shall be equal to EUR 1,200,000 divided by the strike price of $500 per share.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

12 Borrowings (cont.)

The subscription price for each of the warrant share shall, at the absolute discretion of the Holder, be satisfied by either:

(a)     the payment in cash for each of the warrant share at the strike price; or

(b)    the exchange of its subscription rights for such number of the warrants calculated using the following formula:

Warrant shares are equal to the number of warrants as per (a) above multiplied by fair value of each warrant share at exercise date less strike price divided by the fair value of each warrant share at exercise date

The warrants are common stock or any class of new stock issued in a subsequent fundraising.

The warrants are exercisable at any time till 10 years after which the warrants would get expired. The strike price would also be adjusted for down round financing and other standard anti-dilution adjustments.

At the time of exit i.e., sale, sale event or listing as defined in the warrant agreement and the revised constitution of the Company, the holders can exercise conditionally on the exit.

In case of a sale event, if the Holder does not exercise their subscription rights, then the warrants shall lapse. However, for any other exit clauses, warrants will expire only on the 10 year expiry period.

In case of exit event, the Holder is eligible for at least an amount of EUR 1,500,000 in aggregate out of the proceeds of the exit, then the Holder shall have the right to elect to waive all rights under this instrument and instead require the Company to make a cash payment to the Holders of EUR 1,500,000 at the same time as paying proceeds to other stockholders participating in the exit.

Pursuant to an amendment agreement dated February 25, 2021, Harbert European Specialty Lending Company II S.A.R.L has provided additional Facility C for an amount Euro equivalent of $15,000,000 bearing interest at 12% or one-year EURIBOR screen rate, which the Company has drawn Euro equivalent of $5,000,000 on February 2021, Euro equivalent of $5,000,000 on April 2021 and Euro equivalent of $5,000,000 on July 2021. Facility C is repayable in 36 equal monthly installments starting from the end of 6 months interest only period.

The Company also entered into a deed of amendment dated February 25,2021, wherein it provided additional aggregate number of warrant shares which are capable of being issued to Holder on exercise of the subscription rights in full shall be equal to EUR 1,050,000 divided by the strike price of $730 per share.

Further, the deed of amendment dated February 25,2021 provided that in the event that there is an exit, the Holder is eligible for at least an amount of Euro equivalent of $2,500,000 in aggregate out of the proceeds of the exit, then the Holder shall have the right to elect to waive all rights under this Instrument and instead require the Company to make a cash payment to the Holders of the Euro equivalent of $2,500,000 at the same time as paying proceeds to other stockholders participating in the exit.

Refer to note 17 for more details for accounting of the above warrants.

BPI France

Through the acquisition of Teemo on June 30, 2020, the Company assumed $1,526,676 in debt under various unsecured loan arrangements with an unrelated party, BPI France bearing interest ranging from 1.46% to 5.78% which is repayable in period ranging between 7 to 8 years.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

12 Borrowings (cont.)

CIN Phase I and Phase II:

Through the acquisition of Teemo on June 30, 2020, the Company assumed $1,070,334 in debt. The two phased debt by BPI France is in respect of fulfilment of specified project. The debt in the nature of interest free aid and is subject to waiver of certain amount provided the Company fulfils the pre-defined conditions.

BNP Paribas

Through the acquisition of Teemo on June 30, 2020, the Company assumed $898,771 in debt under an unsecured loan arrangement with an unrelated party, BNP Paribas bearing interest at 0.75% for reinforcement of the financial structure for which repayment will start from July 2022.

Montage term advances

Through the acquisition of UberMedia Inc. on March 31, 2021, the Company assumed $1,139,935 Term I Advance and $1,094,604 Term II Advance aggregating $2,234,539 in debt from Montage Capital II, L.P.

The Term I Advance and Term II Advance are secured and bear interest at a rate of thirteen percent (13%) per annum. With respect to the Term I Advance, principal payments of $44,000 to begin on April 1, 2021 and each month thereafter, and the remaining outstanding balance of the Term I Advance becomes immediately due on the maturity date of December 31, 2021.

With respect to the Term II Advance, principal payments of $37,000 to begin on April 1, 2021 and each month thereafter, and the remaining outstanding balance of the Term II Advance becomes immediately due on the maturity date of August 31, 2021.

On April 20, 2021, the Company prepaid the Montage term advances and as a result of this the Company recorded $466,580 of loss on extinguishment of debt (including prepayment fees) in the consolidated statement of operations for fiscal 2021.

Paycheck Protection Program (PPP) loan

Through the acquisition of UberMedia Inc. on March 31, 2021, the Company assumed $1,163,081 in debt under the Paycheck Protection Program pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) through Santa Cruz County Bank. The loan was originally obtained by UberMedia Inc. on April 27, 2020 for an amount of $1,152,910 and the loan is guaranteed by the United States Small Business Administration (“SBA”). Subject to certain limitations, to the extent that the loan is used for payroll, rent, or utilities during the applicable covered period following the disbursement of the loan, the loan may be forgiven by the SBA. Principal and interest payments will be deferred for the first six months from the month PPP is dated. Interest will accrue at 1% during this period. Subject to the eligible forgiveness amount determined by the U.S. Small Business Administration through the Paycheck Protection Program, any remaining principal will be amortized over the remaining term of PPP in equal monthly payments of principal and interest beginning on the seventh month from the month PPP is dated. All remaining principal and accrued interest is due and payable 2 years from date of first disbursement. PPP loan is accounted for as debt as per the guidance in ASC 470. The Company applied for the forgiveness in November 2020. There was no interest or principal payments due since the Company applied within the deferral period. In June 2021, the Company received a letter dated June 17, 2021 from Santa Cruz County Bank confirming that the Paycheck Protection Program Loan granted pursuant to the CARES Act in the original principal amount together with all accrued interest thereon was forgiven in full. As a result of this forgiveness, the Company recorded $1,173,744 of gain on extinguishment of debt in the consolidated statement of operations for fiscal 2021.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

12 Borrowings (cont.)

As of December 31, 2021, the aggregate maturities of long-term borrowings are as follows:

2022	8,690,168
2023	5,385,969
2024	5,004,990
2025	534,614
2026 and beyond	118,486
Total: aggregate maturities of long-term borrowings	19,734,227
Less: carrying value of unamortized borrowings financing costs	(1,264,072)
Net maturities of long-term borrowings	18,470,155
Less: current portion of long-term borrowings	(7,785,066)
Long-term borrowings	10,685,069

13 Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2020
Accrued expenses	3,276,686	1,780,181
Deferred revenue	2,171,668	214,096
Accrued employee cost	578,601	483,771
Statutory liabilities	1,195,958	979,783
Retirement benefits (note 15)	44,277	26,534
	7,267,190	3,484,365

14 Stock based compensation

Stock based awards such as options and stock payments may be granted to employees, Directors and advisors on such terms as may be approved by the Board of directors. The Company has granted stock options to its eligible employees, Directors and advisors, which are convertible into equivalent number of common stock once exercised. Upon vesting, the respective person can acquire common stock as per their respective grant letter.

Options granted under this plan are exercisable up to 10 years after the options are vested. Options issued to employees under this plan vest typically over a four year period and is contingent upon continued employment on each vesting date. In general, options granted vest 25% after the first year of service and ratably each quarter over the remaining 12 quarter period.

The estimated fair value of stock options granted to employees was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2021	2020
Expected dividend yield	0.00%	0.00%
Expected volatility	52.60%	50.68%
Risk-free interest rate	2.41%	1.35%
Expected average life of options (in years)	9 Years	9 Years

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

14 Stock based compensation (cont.)

Expected volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As the Company does not yet have sufficient history of its own volatility, the Company has identified several public entities of similar complexity and stage of development and calculates historical volatility using the volatility of these companies.

Risk-free interest rate — This rate is based on the yield on a US government zero-coupon bond, having a term that most closely resembles the expected life of the option.

Expected term — This is the period of time that the options granted are expected to remain unexercised. Options granted have a maximum term of ten years. The Company uses the simplified method to calculate the average expected term, which represents the average of the vesting period and the contractual term.

Expected dividend yield — Expected dividend yield is zero percent, as no dividend has been paid and the Company does not anticipate paying dividends on its common stock.

A summary of stock option activity during the years ended December 31, 2021 and 2020 is set out below:

	Years Ended December 31, 2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1	37,639.715	$5.60	10.55	$1,822,819
Granted	5,014.599	3.81
Forfeited	(416.814)	(27.99)
Exercised	(375.201)	(16.66)
Outstanding at December 31	41,862.299	5.06	9.62	1,988,967

Vested and exercisable as of December 31, 2020				36,377.700
Weighted average grant-date fair value of options granted during the period				$43
	Years Ended December 31, 2021
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1	41,862.299	$5.06	9.62	$1,988,967
Granted	13,185.400	429.47
Forfeited	(4,983.894)	(10.88)
Exercised	(29,876.229)	(2.13)
Outstanding at December 31	20,187.576	285.17	11.61	1,164,204
Vested and exercisable as of December 31, 2021				6,626.813
Weighted average grant-date fair value of options granted during the period				$60

Cash received by the Company upon the exercise of stock options during the years ended December 31, 2021 and 2020 amounted to $60,562 and $6,252 respectively.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

14 Stock based compensation (cont.)

As of December 31, 2021, the total remaining unrecognized stock-based compensation cost for options expected to vest amounted to $603,882, which will be recognized over the weighted average remaining requisite vesting period of 11.61 years.

The total stock-based compensation cost recognized for the year ended December 31, 2021 and 2020 is $77,020 and $335,582, respectively.

The estimated fair values of options granted to directors, employees and advisors are amortized over the relevant vesting periods of each grant. Stock-based compensation expense for equity classified instruments, has been recorded as follows:

	Year ended December 31,
	2021	2020
Product and technology	(98,487)	84,673
Sales and marketing	10,217	3,057
General and administrative	165,290	247,852
	77,020	335,582

15 Retirement benefits

The Company has employee benefit plans in the form of certain statutory and other programs covering its employees.

Defined benefit plan (Unfunded)

In accordance with Indian law, the Company provides a defined benefit retirement plan (the “Gratuity Plan”) covering substantially all of its Indian employees. The Gratuity Plan provides a lump-sum payment to vested employees upon retirement or termination of employment in an amount based on each employee’s salary and duration of employment with the Company. The Gratuity Plan benefit cost for the year is calculated on an actuarial basis. The Company contributes the required funding for all ascertained liabilities to the Gratuity Plan. There is no plan asset against the defined benefit plan.

The following table sets forth the amounts recognized in the Company’s consolidated financial statements based on actuarial valuations carried out as of December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
Change in benefit obligation
Projected benefit obligation at the beginning of the year	205,139	185,815
Interest costs	10,174	10,774
Service costs	49,243	42,441
Actuarial (gain) loss	(14,553)	(15,720)
Benefits paid	(14,634)	(14,207)
Effect of exchange rate changes	(4,781)	(3,964)
Projected benefit obligation at the end of the year	230,588	205,139

Amounts recognized in the consolidated balance sheets consist of:
Current liabilities (recorded under accrued expenses and other current liabilities)	44,277	26,534
Non-current liabilities (recorded under other liabilities)	186,311	178,605
Unfunded amount recognized	230,588	205,139

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

15 Retirement benefits (cont.)

Net defined benefit plan costs include the following components for:

	Year ended December 31,
	2021	2020
Interest costs	10,174	10,774
Service costs	49,243	42,441
Actuarial (gain) loss	(14,553)	(15,720)
Total	44,864	37,495

The Company estimates that it will pay $38,584 in fiscal 2022 related to contributions to defined benefit plans.

The principal assumptions used in determining gratuity for the Company’s plans are shown below:

	As of December 31,
	2021	2020
Discount rate	5%	5%
Rate of increase in compensation per annum	15%	15%
Retirement age (in years)	58	58

The Company evaluates these assumptions based on projections of the Company’s long-term growth and prevalent industry standards.

The expected benefit plan payments set forth below reflect expected future service:

Year ending December 31,	Amounts
2022	38,584
2023	34,060
2024	33,408
2025	33,682
2026	30,094
Thereafter	87,008
256,836

The Company’s expected benefit plan payments are based on the same assumptions that were used to measure the Company’s benefit obligations as of December 31, 2021.

Defined contribution plans

The Company makes contributions, determined as a specified percentage of employee salaries, in respect of qualifying employees towards defined contribution schemes. During the years ended December 31, 2021 and 2020, the Company contributed $44,755, and $35,437 respectively to defined contribution plans in India.

16 Other liabilities

	As of December, 31
	2021	2020
Other liabilities consist of the following:
Deferred income tax liabilities	4,210	626
Deferred revenue	—	34,988
Retirement benefits (note 15)	186,311	178,605
	190,521	214,219

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

17 Warrant liabilities

In connection with the Harbert loan, the Company granted the lender a warrant exercisable to purchase a number of warrant shares equal to EUR 1,200,000 divided by the strike price of $500 per share (Tranche 1) and with respect to the additional facility dated February 25, 2021 additional aggregate number of warrant shares were granted equal to EUR 1,050,000 divided by the strike price of $730 per share (Tranche 2).

The Warrant has been treated as a liability whereby the value of the Warrant is estimated at the date of grant and recorded as a liability and as a discount on the Harbert loan. The warrant liability is revalued to fair value at each reporting date with the corresponding earnings (loss) reflected in the consolidated statements of operations as a change in fair value of warrant liability. The discount is amortized ratably through the original maturity date and each of the extended maturity dates.

The estimated fair value of the Company’s warrant liabilities, all of which are related to the detachable warrants issued in connection with Harbert loan, were estimated using a closed-ended option pricing model utilizing assumptions related to the contractual term of the instruments, estimated volatility of the price of the Company’s common stock and current interest rates.

Warrant holders are guaranteed a minimum payout of EUR 2,500,000 (or $463 and $676 per warrant share) in a scenario when equity share value falls below $963 and $1,406 as of December 31, 2021 and are guaranteed a minimum payout of EUR 1,500,000 (or $625 per warrant share) in a scenario when equity share value falls below $1125 as of December 31, 2020.

A comparison of the assumptions used in calculating estimated fair value of such warrant liabilities as of December 31, 2021 and 2020 is as follows:

	As of December, 31
	2021	2020
Volatility	58.0%	63.2%
Risk-free rate	0.22%	0.12%
Contractual term (years)	0.58	1.58
Exercise price	963 – 1,406	1,125
Number of warrants in aggregate	4,606.027	2,973.737

Refer to note 25 for details on fair valuation methodology and summary of the changes in fair value.

18 Redeemable convertible preferred stock

In August 2020, the Company issued a total of 10,500.000 shares of Series D Preferred stock at $700 per share for gross proceeds of $7,000,000. The preferred stock issuance costs were not material.

On March 31, 2021, the Company issued 66,140.480 Series U Preferred stock amounting to $69,339,742 as purchase consideration to acquire 100% of the outstanding equity interests in UberMedia (see note 3). The preferred stock issuance costs were not material.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

18 Redeemable convertible preferred stock (cont.)

As of December 31, 2021 and 2020, the Company’s redeemable convertible preferred stock consisted of the following:

As of December 31, 2021

	Authorized $0.0001 par value	Shares issued and outstanding	Issuance price per share	Per share conversion price	Aggregate redemption amount	Carrying value
Series A	95,418.000	95,418.000	62.8	62.8	11,987,196	9,814,725
Series B	49,635.000	49,635.000	377.8	377.8	37,500,000	32,074,289
Series C	4,910.000	4,909.756	1,018.4	1,018.4	10,000,000	8,412,280
Series D	91,195.000	91,194.915	666.7	666.7	121,000,000	87,189,092
Series U	66,141.000	66,140.480	1,048.4	1,048.4	72,558,109	69,926,851
	307,299.000	307,298.151			253,045,305	207,417,237

As of December 31, 2020

	Authorized $0.0001 par value	Share issued and outstanding	Issuance price per share	Per share conversion price	Aggregate redemption amount	Carrying value
Series A	95,418.000	95,418.000	62.8	62.8	11,987,196	9,118,431
Series B	49,635.000	49,635.000	377.8	377.8	37,500,000	30,281,580
Series C	4,910.000	4,909.756	1,018.4	1,018.4	10,000,000	7,893,708
Series D	91,195.000	91,194.915	666.7	666.7	121,000,000	77,320,774
	241,158.000	241,157.671			180,487,196	124,614,493

The characteristics of the Company’s redeemable convertible preferred stock are as follows:

Dividend

The holders of all the series shall be entitled to receive on a pari-passu basis except the holders of Series D preferred stock, who shall be entitled to receive in priority to the Series A, Series B, Series C and Series U holders, non-cumulative dividends in preference to any dividend on common stock at the rate of 8% of the original issue price per annum, whenever funds are legally available and when, as and if declared by the board. No dividend shall be declared or paid on the common stock or any of them unless dividend have been declared and paid on the preferred stock.

Voting rights

Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date.

Conversion rights

Holders of preferred stock shall be entitled to convert all or any of the preferred stock into fully paid common stock at any time at the conversion ratio of one common stock for every one preferred stock.

Liquidation preference

In the event of liquidation, dissolution, winding up, any transaction resulting in loss of majority voting powers or control of the board of directors or sale, lease, license or other transfer of 50% or more of the Company’s assets (“Liquidation event”), first to the holders of Series D preferred stock, second to the holders of Series A Preferred stock, Series B Preferred stock, Series C Preferred stock and Series U Preferred stock on a pari passu basis and third, to the holders of common stock and the electing stockholders in the event such electing stockholders have elected to give up their right to receive the preference amount.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

18 Redeemable convertible preferred stock (cont.)

Such holders shall be paid an amount equal to (a) in the repayment of investment amount (based on, Series A, Series B, Series C, Series D and Series U original issue price) together with any arrears of any declared but unpaid non-cumulative dividend calculated to the date of payment over holders of common stock; and (b) any remaining liquidation proceeds after above payments, shall be distributed amongst all the stockholders (including the holders of preferred stock) in proportion to their respective stockholding.

If upon a liquidation event, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full liquidation preference amount, then the entire assets of the Company legally available for distribution shall be distributed among all the holders of preferred stock in proportion to the liquidation preference such holders would otherwise be entitled to receive.

Anti-dilution rights

The Conversion price of the preferred stock will be subject to adjustment on a broad-based weighted average basis in the event that the Company issues additional shares at a purchase price less than the then current conversion price.

In fiscal year 2019, the Company issued 2,280.000 number of warrants to Series C preferred stockholders to purchase 2,280.000 of the Company’s fully paid common stock (i.e., 1:1) at an exercise price of $10 per share as a settlement of down round/anti-dilution adjustment triggering from issue of Series D preferred stock. The number of warrants given to the Series C Holders gave them the same benefit that they could have derived on downward adjustment to the conversion price i.e., effectively there is no gain/loss position from change in the legal form of the instrument (preferred stock to warrants). The holder may exercise the warrant, in whole or in part at any time or from time to time on or before the expiration date i.e., April 1, 2022, by making payment of exercise price amount. In accordance with ASC Subtopic 815-10, the warrants are deemed legally detachable and separately exercisable from the preferred stock and, thus, accounted for as a freestanding instrument, furthermore, as the number of shares to be purchased by preferred stockholders are fixed, the warrants are considered indexed to the Company’s own stock as it also meets the additional conditions set forth in ASC 815-40-25-7 through 38. Accordingly, these warrants are equity classified and recognized under additional paid in capital. These are initially measured in relation to the underlying Series C preferred stock.

Redemption

The holders of redeemable convertible preferred stock have no voluntary rights to redeem their shares. The redeemable convertible preferred stock have deemed liquidation provisions which require the shares to be redeemed upon a change in control or deemed liquidation event as defined above. Further, subject to the priority in redemption of Series D Preferred stock, all the preferred stockholders have a redemption right on or before the expiry of 4 years from the issue date or 31 May 2023, whichever is later (Exit Period), in the event that the initial public offering or strategic sale has not occurred during that exit period. Such right shall only be exercised subject to the fulfilment of conditions of the applicable law. Although the redeemable convertible preferred stock are not mandatorily or currently redeemable, a Liquidation event or non-occurrence of initial public offering would constitute a redemption event outside the Company’s control.

As a result of these liquidation features, all shares of redeemable convertible preferred stock have been classified outside of stockholders’ deficit on the consolidated balance sheets.

Accretion of redeemable convertible preferred stock

The Company records its redeemable convertible preferred stock at the amount of cash proceeds received (which also approximates fair value) on the dates of issuance, net of issuance costs except Series U preferred stock which was issued as consideration for acquisition of UberMedia Inc. and was initially recorded at its fair value on the acquisition date. Since the preferred stock are not currently redeemable, but is probable of becoming redeemable at the option of the preference stockholders at a future date, the Company accretes the carrying amount of its redeemable convertible preferred

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

18 Redeemable convertible preferred stock (cont.)

stock to equal the redemption value at the end of each reporting period using the interest method. The accretion is charged against accumulated deficit. The redemption value of the redeemable convertible preferred stock in relation to Series A, Series B, Series C and Series D Preferred stock, is a USD equivalent of 2 times of the respective investment amount, plus any declared but unpaid dividends on the relevant preferred stock and in relation to Series U Preferred stock, a USD equivalent of 1.5 times of the investment amount, plus any declared but unpaid dividends on the Series U preferred stock.

The Company received a letter of intent dated August 26, 2021 from KludeIn I Acquisition Corp., a Delaware blank check company, for the potential business combination which would result in a qualified IPO position ultimately. Pursuant to this transaction, the Company determined that it is more than remote that a qualified IPO will occur before a redemption feature becomes exercisable. Accordingly, the Company did not accrete redeemable convertible preferred stock in accordance with ASC 480-10-S99-3A for the period after August 26, 2021 in fiscal year 2021. Subsequently, on May 18, 2022, the Company and KludeIn Acquisition Corp. entered into an agreement and plan of merger that will transform the Company in a public company.

19 Common stock

As of December 31, 2020, the authorized capital stock of the Company consists of four hundred thirty-three thousand eight hundred fifty-nine (433,859.000) shares, which consist of (i) one hundred ninety-two thousand seven hundred one (192,701.000) shares of common stock, $0.0001 par value, and (ii) an aggregate of two hundred forty-one thousand one hundred fifty-eight (241,158.000) shares of four series of preferred stock, $0.0001 par value, consisting of ninety-five thousand four hundred and eighteen (95,418.000) shares of Series A preferred stock, $0.0001 par value; forty-nine thousand six hundred thirty-five (49,635.000) shares of Series B preferred stock, $0.0001 par value; four thousand nine hundred ten (4,910.000) shares of Series C preferred stock, $0.0001 par value; and ninety-one thousand one hundred ninety-five (91,195.000) shares of Series D preferred stock, $0.0001 par value.

As of December 31, 2021, the authorized capital stock of the Company consists of five hundred thousand (500,000.000) shares, which consist of (i) one hundred ninety-two thousand seven hundred one (192,701.000) shares of common stock, $0.0001 par value, and (ii) an aggregate of three hundred seven thousand two hundred ninety-nine (307,299.000) shares of five series of preferred stock, $0.0001 par value, consisting of ninety-five thousand four hundred and eighteen (95,418.000) shares of Series A preferred stock, $0.0001 par value; forty-nine thousand six hundred thirty-five (49,635.000) shares of Series B preferred stock, $0.0001 par value; four thousand nine hundred ten (4,910.000) shares of Series C preferred stock, $0.0001 par value; ninety-one thousand one hundred ninety-five (91,195.000) shares of Series D preferred stock, $0.0001 par value; and sixty-six thousand one hundred forty-one (66,141.000) shares of Series U preferred stock, $0.0001 par value.

The holders of common stock are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In the event of liquidation, the holders of common stock are eligible to receive the remaining assets of the Company after distribution to holders of preferred stock based on their liquidation preference. The common stock holders have no preemptive, subscription, redemption or conversion rights.

As of December 31, 2021 and 2020, 71,963.894 and 43,190.000 shares of common stock were issued and outstanding, respectively.

The following table summarizes the Company’s common stock reserved for future issuance on an as-converted basis:

	As of December, 31
	2021	2020
Conversion of outstanding redeemable convertible preferred stock	307,298.151	241,157.671
Stock options issued and outstanding	20,187.576	41,862.299
Warrants	6,886.027	5,253.737
Remaining shares available for future issuance under the ESOP Plan	101,457.955	48,952.329

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

20 Revenue

The Company primarily derive subscription based revenue from customers’ access to its cloud based data intelligence platform. The customers use the platform to obtain actionable market intelligence in order to execute their digital marketing campaigns.

The following table summarizes revenue by the Company’s service offerings:

	Year ended December 31,
	2021	2020
Core Subscription Revenue	38,940,524	9,380,490
Sale of operational products recognized point in time	6,380,151	3,423,579
	45,320,675	12,804,069

Disaggregation of revenue

The following table shows the disaggregation of revenue by geographic areas, as determined based on the country location of its customers:

	Year ended December 31,
	2021	2020
Australia	4,170,115	3,472,788
Europe	6,601,755	1,738,475
India	371,475	627,496
Japan	199,695	596,045
Singapore	738,226	2,082,669
UAE	653,298	653,730
United Kingdom	2,334,095	2,472,569
United States	28,998,625	200,250
Others	1,253,391	960,047
	45,320,675	12,804,069

There was one customer that individually represented 29.5% of the Company’s revenue for the year ended December 31, 2021 and three customers that individually represented 32.1%, 14.1% and 11.7% of the Company’s accounts receivable balance as of December 31, 2021.

There were three customers that individually represented 19.3%, 19.3% and 15.6% of the Company’s revenue for the year ended December 31, 2020 and three customers that individually represented 32.1%, 15.3% and 12.3% of the Company’s accounts receivable balance as of December 31, 2020.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

20 Revenue (cont.)

Deferred revenue

Deferred revenue consists of customer billings in advance of revenue being recognized from the Company’s subscription services arrangements. The following table summarizes the changes in the balance of deferred revenue during the periods:

	Year ended December 31,
	2021	2020
Balance at beginning of the period	249,804	15,000
Add: Billings	4,553,356	249,084
Add: Acquired in business combination	1,874,182	—
Less: Revenue recognized*	(4,502,956)	(15,000)
Less: foreign exchange loss	(1,998)	—
Balance at end of the period	2,171,668	249,084

____________

*        includes revenue recognized of $ 249,084 and $ 15,000 for the years ended December 31, 2021 and 2020, respectively that was included in the deferred revenue balance at the beginning of the period.

Contract assets

Contract assets represent a conditional right to consideration for satisfied performance obligations that become a receivable when the conditions are satisfied. Contract assets are generated when contractual billing schedules differ from the timing of revenue recognition or cash collection and are included in “prepaid expenses and other current assets” and “other assets” in the consolidated balance sheets.

21 Interest expense, net

	Year ended December 31,
	2021	2020
Interest expense, net consists of the following:
Interest expense:
Interest on loans	2,821,388	1,725,366
Interest income:
Deposits	117,180	254,747
Short term investments	36,808	46,324
	2,667,400	1,424,295

22 Other income (expense) net

	Year ended December 31,
	2021	2020
Other income (expense) net consists of the following:
Income from marketable securities	21,077	26,774
Loss on liquidation of subsidiaries	—	(33,219)
Other	408,160	148,780
	429,237	142,335

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

23 Income taxes

The Company is subject to United States federal and state as well as other foreign income taxes.

The income tax expense consists of the following:

	Year ended December 31,
	2021	2020
Current:
Federal	4,316	3,490
State	5,755	1,151
Foreign	287,682	301,447
Total current	297,753	306,088
Deferred:		—
Federal	—	—
State	—	—
Foreign	7,603	28,420
Total provision	305,356	334,508

The effective rate varies from the Singapore statutory rate of 17% in each year as a result of the following items:

	Year ended December 31,
	2021	2020
Singapore statutory rate	17.0%	17.0%
Valuation allowance	(13.5)%	(17.9)%
Non-deductible expenses	(3.6)%	(0.0)%
Internal restructuring	(0.3)%	0.0%
Change in valuation allowance	(1.8)%	0.0%
Foreign rate differential	0.8%	(0.5)%
Effective tax rate	(1.5)%	(1.4)%

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 related to the following:

	As of December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	13,109,201	13,964,241
R&D and other tax credit carryforwards	2,916,264	38,846
Operating lease liabilities	324,503	440,015
Retirement benefits	58,034	57,070
Property and equipment	341	12,486
Others	462,697	—
Total deferred tax assets	16,871,040	14,512,658
Valuation allowance	(14,063,564)	(13,957,119)
Total deferred tax assets, net of valuation allowance	2,807,476	555,539

Deferred tax liabilities:
Intangible assets	(2,423,334)	(44,602)
Operating lease right-of-use assets	(305,772)	(425,918)
Marketable securities	(4,210)	(1,435)
Total deferred tax liabilities	(2,733,316)	(471,955)
Net Deferred tax (liabilities) assets	74,160	83,584

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

23 Income taxes (cont.)

Classified as

	As of December 31,
	2021	2020
Deferred income tax assets	78,370	84,210
Deferred income tax liabilities	4,210	626

The change in the Company’s total valuation allowance for deferred tax assets as of December 31, 2021 and 2020 is as follows:

	Year ended December 31,
	2021	2020
Opening valuation allowance	13,957,119	4,729,979
Acquisition	8,132,362	4,457,947
Addition during the year	1,431,271	4,369,176
Reduction during the year	(9,118,066)	—
Effect of exchange rate changes	(339,122)	400,017
Closing valuation allowance	14,063,564	13,957,119

Management performed an assessment of the recoverability of deferred tax assets. Management determined, based on the accounting standards applicable to such assessment, that there was sufficient negative evidence as a result of the Company’s cumulative losses to conclude it was more likely than not that its deferred tax assets would not be realized and has recorded a valuation allowance of $14,063,564 and $13,957,119 as of December 31, 2021 and 2020 respectively, against its deferred tax assets to fully offset its deferred tax liabilities. In the event that management was to determine that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes.

Subsequent to the year ended December 31, 2021, the Company undertook an internal restructuring that involved Near Pte. Ltd. transferring legal title and beneficial ownership to a newly incorporated entity in the United States (for more details of internal restructuring refer note 28 Subsequent events). The Company had net operating loss carryforwards with a full valuation allowance from prior years. The Company’s net operating loss carryforwards would have expired and thereby the deferred tax assets on net operating loss carryforwards along with the valuation allowance thereon have been offset with each other in the financial year ended December 31, 2021. Accordingly, this internal restructuring did not have any impact on the Company’s income tax expense.

At December 31, 2021, the Company had tax credit carryforwards of approximately $104,054,217, including federal and state net operating loss carryforwards of $32,958,741 and $52,580,180 respectively. The net operating loss carryforwards are predominantly in United States, and France. The foreign carryforwards will carryforward indefinitely and federal and state net operating loss carryforwards will begin to expire in 2030. Also, the Company has generated $4,378,681 of Research & Development (“R&D”) credits since inception (federal and state combined). The Company recognized a $1,302,053 liability for unrecognized tax benefits relating to the R&D credits earned by the Company. This liability was accounted for as a reduction to the deferred tax asset for R&D credits. The Company’s R&D credits expire at various dates through 2040. The Company does not expect significant changes to the liability within the next 12 months. The Company will recognize interest and penalties related to unrecognized tax benefits as income tax expense.

Prior to being acquired, UberMedia Inc. and Teemo had significant attributes in the U.S. and France respectively which required evaluation after the acquisition. For U.S. purposes, under Section 382 of the Code, the entity’s ability to utilize NOL carryforwards or other tax attributes such as research tax credits, in any taxable year may be limited

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

23 Income taxes (cont.)

if the entity have experienced an “ownership change.” The Company determined that it has experienced ownership changes under Section 382 which resulted in limitations in its ability to utilize net operating losses and credits. As a result of ownership changes in 2021, $30,296,112 of state NOL carryforwards presented in the consolidated financial statements are limited. Remaining amounts of the NOL carryforwards and research and credit carryforwards presented in consolidated financial statements are not limited but may expire unutilized. Additionally, Teemo had net operating loss carryforwards which will remain available for being offset against profits in futures years.

The Company’s major tax jurisdictions are Singapore, India and the U.S. and also files income tax returns in other various U.S. states and international jurisdictions. In the U.S., the statute of limitations for Internal Revenue Service examinations remains open for the Company’s federal income tax returns for fiscal years after 2018. The Company’s subsidiaries in India are open to examination by relevant taxing authorities for tax years beginning on or after April 1, 2019. The status of U.S. federal, state and foreign tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its consolidated financial statements resulting from tax examinations currently in progress.

The Company’s income tax returns may be subject to examination by the taxing authorities. Because application of tax laws and regulations for many types of transactions is susceptible to varying interpretations, amounts reported in the consolidated financial statements could be changed at a later date upon final determination by taxing authorities. Management believes that the Company has no uncertain income tax positions that could materially affect its consolidated financial statements.

24 Net loss per share attributable to common stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year ended December 31,
	2021	2020
Net loss attributable to common stockholders	(21,055,599)	(24,243,474)
Less: Accretion to preferred stock redemption value	(13,463,002)	(16,265,573)
	(34,518,601)	(40,509,047)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	63,992.300	43,190.000
Net loss per share attributable to common stockholders, basic and diluted	(539.42)	(937.93)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect:

	As of December 31,
	2021	2020
Redeemable convertible preferred stock	307,298.151	241,157.671
Stock based compensation	20,187.576	41,862.299
Warrants	6,886.027	5,253.737
Total	334,371.754	288,273.707

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

25 Fair value measurements

The Company measures certain financial assets and liabilities, including derivative instruments, at fair value on a recurring basis. The fair value measurements of these financial assets and liabilities were determined using the following inputs as of December 31, 2021 and 2020:

	As of December 31, 2021
	Fair value measurements at reporting date using
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant other unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities(a)	260,417	—	—	260,417
Liabilities
Warrant liabilities(b)	—	—	5,376,932	5,376,932
	As of December 31, 2020
	Fair value measurements at reporting date using
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant other unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities(a)	592,591	—	—	592,591
Liabilities
Warrant liabilities(b)	—	—	2,436,998	2,436,998

____________

(a)      The fair value of the marketable securities are valued using the closing NAV.

(b)      Warrant liabilities

The fair value of the warrant liabilities, which are related to the detachable warrants issued in connection with Harbert loan, were estimated using a closed-ended option pricing model utilizing assumptions related to the contractual term of the instruments, estimated volatility of the price of the Company’s common stock and current interest rates.

The following table presents the changes in fair value of warrant liabilities:

	Year ended December 31,
	2021	2020
Liability at beginning of the period	2,436,998	1,911,885
Additions	1,399,039	—
Change in fair value(1)	1,540,895	525,113
Liability at end of the period	5,376,932	2,436,998

____________

(1)      Changes in the fair value of warrant liabilities are reported in the consolidated statements of operations. The Company has determined that no adjustments to the fair values of its instruments recorded under the fair value option for instrument-specific credit risk were required at December 31, 2021 and 2020.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

25 Fair value measurements (cont.)

The Company did not make any transfers between the levels of the fair value hierarchy during the years ended December 31, 2021 and 2020.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value because their respective maturities are of short-term duration. The carrying value of the term loans were determined to approximate fair value due to the interest rate on the loans that approximate prevailing market interest rates as of each reporting period.

26 Strategic investments

a) XLocations Inc.

The Company invested in XLocations Inc. in the amount of $137,100 in February 2018. In May 2018, additional funding from external investors received by XLocations Inc resulted in a dilution of the Company’s equity interest from 60% to 26.25%.

Despite the equity interest of 26.25%, the Company believes it does not have the ability to significantly influence the operational and financial policies of the investee and uses the measurement alternative for equity investments without readily determinable fair values. Accordingly, the retained interest was fair valued on the date of loss of control for $637,671. The basis for the measurement of fair value for this equity investment is Level 3 in the fair value hierarchy.

The carrying value of this investment amounted to $618,171 and $633,171 as of December 31, 2021 and 2020 respectively. The investment is included in other assets on the consolidated balance sheets. For the years ended December 31, 2021 and 2020, the Company assessed there was no permanent diminution in the value of the investment and accordingly, no impairment charge was recorded. There have been no upward or downward adjustments to this investment on an annual or cumulative basis.

b) Memob Plus FZ LLC

On July 2, 2021, the Company entered into a subscription and shareholders agreement to subscribe for 30 shares representing 10 per cent of the issued share capital of Memob Plus FZ LLC, a free zone limited liability company incorporated in Dubai, in consideration for the payment of the aggregate amount of $2,000,0000 comprising the amount of $500,000 in cash and $1,500,000 in kind consideration. The payment of the in-kind consideration deemed to have been satisfied by virtue of the execution of the Data Usage Agreement dated September 1, 2020.

The Company believes it does not have the ability to significantly influence the operational and financial policies of the investee and uses the measurement alternative for equity investments without readily determinable fair values. The carrying value of this investment amounted to $2,000,000 as of December 31, 2021. The investment is included in other assets on the consolidated balance sheets. For the year ended December 31, 2021, the Company assessed there was no permanent diminution in the value of the investment and accordingly, no impairment charge was recorded. There have been no upward or downward adjustments to this investment through December 31, 2021.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

27 Commitments and Contingencies

Commitments

The following table presents the Company’s future minimum purchase commitments at December 31, 2021. Purchase commitments primarily include contractual Commitments for the purchase of data, hosting services and software as a service arrangement:

Year ending December 31,	Contractual commitments
2022	3,650,250
2023	3,300,000
2024	3,600,000
10,550,250

Litigation and loss contingencies

From time to time, the Company may be subject to other legal proceedings, claims, investigations, and government inquiries (collectively, legal proceedings) in the ordinary course of business. It may receive claims from third parties asserting, among other things, infringement of their intellectual property rights, defamation, labor and employment rights, privacy, and contractual rights. There are no currently pending legal proceedings that the Company believes will have a material adverse impact on the business or consolidated financial statements.

28 Subsequent events

The Company has evaluated and recognized or disclosed subsequent events, as appropriate, through September 1, 2022, which is the date these consolidated financial statements were available to be issued.

In April 2022, Near Pte. Ltd. incorporated a wholly owned subsidiary Near Intelligence Holdings Inc. (the Company) in the United States. Near Pte. Ltd. has transferred legal title and beneficial ownership of substantially all of its assets to the Company and the Company assumed all of the Near Pte. Ltd.’s liabilities in exchange for voting stock of the Company having a fair market value equal to the net fair market value of assets transferred by Near Pte. Ltd. to the Company. Post transfer, Near Pte. Ltd. have undertaken capital reduction and is slated for liquidation pending completion of final tax filings. Accordingly, the Company replaced Near Pte. Ltd. as the ultimate parent entity. Refer Note 1 for the treatment of reorganization.

In the second quarter of 2022, KludeIn I Acquisition Corp. (“KludeIn”), a Delaware corporation listed with NASDAQ in the United States, and Near Pte. Ltd. announced their definitive merger agreement that will transform the Company into a publicly listed company. KludeIn SPAC has $172.5 million cash held in trust from the public listing entered into in January 2021. This transaction reflects an implied equity value for the Company stockholders of approximately $765 million and a post-money equity value of approximately $1,013 million. As part of this transaction, multiple investors will participate by committing to a $50 million private investment in public equity (“PIPE”) upon closing of the transaction. Also participating in the PIPE is current investor of KludeIn — Polar Asset Management Partners. Subject to customary closing conditions, the transaction is expected to close in the month of October, 2022.

In April 2022, the Company entered into a facility agreement with Deutsche Bank AG London Branch that provided a credit line to the Company in the amount of $30 million. On May 13, 2022, the Company borrowed $20,000,000 of the total $30,000,000 facility.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(in $, except per share data and share count)

28 Subsequent events (cont.)

In April 2022, the Company modified the Harbert loan with below terms:

a)      Interest only on all tranches from March 1, 2022 to November 30, 2022.

b)      All tranches will begin amortizing on December 1, 2022 with 24 month amortization

c)      Payment of 1% additional backend fee of EUR 133,000, payable to Harbert on or before November 30, 2024.

d)      $730,000 worth of additional warrants to be issued by the Company to Harbert without any payment from Harbert based on the agreed strike price of $1,050. These warrants have a minimum exit value of EUR 300,000.

Effective as of April 1, 2022, each option award granted under the ESOP 2014 (whether any portion is a vested or unvested) is cancelled for no consideration without a concurrent replacement award (restricted stock units).

Effective April 19, 2022, the Company implemented the 2022 Employee Restricted Stock Unit Plan (RSU Plan) to issue such number of restricted stock units (RSU), not exceeding 105,000 shares of Company common stock on such terms and conditions as may be fixed or determined by the management.

Near Intelligence Holdings Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in $, except per share data and share count)

	September 30, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	9,484,538	8,839,402
Restricted cash	313,667	110,925
Marketable securities	—	260,417
Short term investments	—	1,111,483
Accounts receivable, net of allowance for credit losses of $2,877,866, and $2,073,836 as of September 30, 2022 and December 31, 2021	27,095,691	16,759,840
Prepaid expenses and other current assets	5,324,945	2,250,303
Total current assets	42,218,841	29,332,370

Property and equipment, net	5,638,690	8,733,023
Operating lease right-of-use assets	2,181,511	2,700,886
Goodwill	61,621,192	62,387,725
Intangible assets, net	7,656,615	11,516,398
Other assets	2,952,356	3,103,744
Total assets	122,269,205	117,774,146

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Current portion of long-term borrowings	4,919,029	7,785,066
Accounts payable	9,171,507	9,033,635
Accrued expenses and other current liabilities	20,882,109	7,267,190
Operating lease liabilities	603,599	563,862
Total current liabilities	35,576,244	24,649,753

Long-term borrowings, less current portion	26,523,767	10,685,089
Long-term operating lease liabilities	1,676,959	2,223,501
Warrant liabilities	3,773,305	5,376,932
Other liabilities	183,915	190,521
Total liabilities	67,734,190	43,125,796

Redeemable convertible preferred stock
Redeemable convertible preferred stock, $0.0001 par value, 307,299.000 shares authorized; 307,298.151 and 307,298.151 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively; redemption amount of $253,045,305 and $253,045,305 as of September 30, 2022 and December 31, 2021, respectively.	207,417,237	207,417,237

Stockholders’ deficit
Common stock, $0.0001 par value; 192,701.000 shares authorized; 77,057.894 and 71,963.894 shares issued and outstanding as of September 30, 2022 and December 31, 2021 respectively.	8	7
Additional paid-in-capital	69,198,404	4,399,815
Accumulated deficit	(220,018,381)	(136,369,447)
Accumulated other comprehensive loss	(2,062,253)	(799,262)
Total stockholders’ deficit	(152,882,222)	(132,768,887)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	122,269,205	117,774,146

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in $, except per share data and share count)
Unaudited

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue	15,566,570	14,371,350	44,464,522	30,737,861
Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown separately)	4,695,542	3,774,430	14,089,420	8,608,957
Product and technology	6,788,353	5,905,202	21,624,925	11,773,938
Sales and marketing	5,277,827	2,895,318	18,403,536	6,510,942
General and administrative	5,287,964	3,916,334	66,667,615	9,148,991
Depreciation and amortization	2,377,542	2,349,496	7,119,055	5,852,513
Total costs and expenses	24,427,228	18,840,780	127,904,551	41,895,341
Operating loss	(8,860,658)	(4,469,430)	(83,440,029)	(11,157,480)
Interest expense, net	1,348,170	980,220	3,068,806	1,872,384
Changes in fair value of warrant liabilities	(252,378)	(128,281)	(1,937,106)	(716,180)
Gain on extinguishment of debt, net	(689,908)	—	(689,908)	(707,164)
Other income, net	(121,976)	(88,375)	(639,258)	(334,022)
Loss before income tax expense	(9,144,566)	(5,232,994)	(83,242,563)	(11,272,498)
Income tax expense	72,046	84,817	209,909	203,077
Net loss attributable to Near Intelligence Holdings Inc.	(9,216,612)	(5,317,811)	(83,452,472)	(11,475,575)
Accretion to preferred stock redemption value	—	(3,393,637)	—	(13,463,002)
Net loss attributable to common stockholders	(9,216,612)	(8,711,448)	(83,452,472)	(24,938,577)

Net loss attributable to common stockholders, basic and diluted	(9,216,612)	(8,711,448)	(83,452,472)	(24,938,577)
Net loss per share attributable to common stockholders, basic and diluted	(83.70)	(121.05)	(914.86)	(406.79)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	110,120.776	71,963.894	91,219.236	61,305.902

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Loss
(in $, except per share data and share count)
Unaudited

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net loss	(9,216,612)	(5,317,811)	(83,452,472)	(11,475,575)
Other comprehensive loss:
Currency translation adjustments	(602,461)	(139,274)	(1,262,991)	(424,892)
Total comprehensive loss attributable to Near Intelligence Holdings Inc.	(9,819,073)	(5,457,085)	(84,715,463)	(11,900,467)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in $, except per share data and share count)
Unaudited

			Stockholders’ Deficit
	Redeemable convertible preferred stock		Common stock		Additional paid in capital	Accumulated deficit	Accumulated other comprehensive	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020, after effect of reorganization (Note 1)	241,157.671	124,614,493	43,190,000	4	4,262,236	(101,850,846)	(314,621)	(97,903,227)
Issuance of Series U redeemable convertible preferred stock (note 15)	66,140.480	69,339,742	—	—	—	—	—	—
Accretion to preferred stock redemption value	—	4,726,286	—	—	—	(4,726,286)	—	(4,726,286)
Stock based compensation	—	—	—	—	(65,925)	—	—	(65,925)
Net loss	—	—	—	—	—	(2,500,897)	—	(2,500,897)
Other comprehensive loss	—	—	—	—	—	—	(236,500)	(236,500)
Balance as of March 31, 2021	307,298.151	198,680,521	43,190.000	4	4,196,311	(109,078,029)	(551,121)	(105,432,835)
Accretion to preferred stock redemption value	—	5,343,079	—	—	—	(5,343,079)	—	(5,343,079)
Issuance of common stock on exercise of stock options	—	—	28,773.894	3	50,136	—	—	50,139
Stock based compensation	—	—	—	—	46,088	—	—	46,088
Net loss	—	—	—	—	—	(3,656,867)	—	(3,656,867)
Other comprehensive loss	—	—	—	—	—	—	(49,118)	(49,118)
Balance as of June 30, 2021	307,298.151	204,023,600	71,963.894	7	4,292,535	(118,077,975)	(600,239)	(114,385,672)
Accretion to preferred stock redemption value	—	3,393,637	—	—	—	(3,393,637)	—	(3,393,637)
Stock based compensation	—	—	—	—	49,154	—	—	49,154
Net loss	—	—	—	—	—	(5,317,811)	—	(5,317,811)
Other comprehensive loss	—	—	—	—	—	—	(139,274)	(139,274)
Balance as of September 30, 2021	307,298.151	207,417,237	71,963.894	7	4,341,689	(126,789,423)	(739,513)	(123,187,240)

Balance as of December 31, 2021, after effect of reorganization (Note 1)	307,298.151	207,417,237	71,963.894	7	4,399,815	(136,369,447)	(799,262)	(132,768,887)
Stock options exercised and pending allotment	—	—	—	—	3,035	—	—	3,035
Stock based compensation	—	—	—	—	47,388	—	—	47,388
Net loss	—	—	—	—	—	(3,808,172)	—	(3,808,172)
Other comprehensive loss	—	—	—	—	—	—	(276,166)	(276,166)
Balance as of March 31, 2022	307,298.151	207,417,237	71,963.894	7	4,450,238	(140,177,619)	(1,075,428)	(136,802,802)
Stock based compensation	—	—	—	—	63,042,528	—	—	63,042,528
Net loss	—	—	—	—	—	(70,427,688)	—	(70,427,688)
Other comprehensive loss	—	—	—	—	—	—	(384,364)	(384,364)
Distribution to stockholders as part of reorganization (Note 1)	—	—	—	—	—	(196,462)		(196,462)
Balance as of June 30, 2022	307,298.151	207,417,237	71,963.894	7	67,492,766	(210,801,769)	(1,459,792)	(144,768,788)
Issuance of common stock on exercise of warrants	—	—	2,280.000	*	22,800	—	—	22,800
Allotment of common stock on stock options exercised previously	—	—	2,814.000	*	(*)	—	—	—
Stock based compensation	—	—	—	—	1,682,839	—	—	1,682,839
Net loss	—	—	—	—	—	(9,216,612)	—	(9,216,612)
Other comprehensive loss	—	—	—	—	—	—	(602,461)	(602,461)
Balance as of September 30, 2022	307,298.15	207,417,237	77,057.894	8	69,198,404	(220,018,381)	(2,062,253)	(152,882,222)

____________

*        Denotes less than $1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(in $, except per share data and share count)
Unaudited

	For the nine months ended
	September 30, 2022	September 30, 2021
Cash flows from operating activities:
Net loss	(83,452,472)	(11,475,575)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,119,055	5,852,513
Stock based compensation	64,772,755	29,317
Gain on extinguishment of debt	(689,908)	(1,173,744)
Loss on early extinguishment of debt	—	466,580
Changes in fair value of warrant liabilities	(1,937,106)	(716,180)
Allowance for credit losses on trade receivables	804,030	525,733
Amortization of debt discount due to warrants	1,052,224	832,352
In kind consideration of strategic investment	—	(1,500,000)
Other	(1,261,703)	286,890
Changes in operating assets and liabilities:
Accounts receivable	(14,169,267)	(3,381,714)
Prepaid expenses and other current assets	(2,310,175)	(679,317)
Operating lease right-of-use assets	429,078	(1,338,931)
Other assets	136,935	(292,488)
Accounts payable	2,274,970	(4,009,667)
Accrued expenses and other current liabilities	10,847,562	(1,080,772)
Operating lease liabilities	(410,029)	1,364,273
Other liabilities	14,176	(33,217)
Net cash used in operating activities	(16,779,875)	(16,323,947)

Cash flows from investing activities:
Additions to property and equipment	(188,825)	(85,285)
Proceeds from sale of marketable securities	258,621	338,242
Purchase of short term investments	—	(1,085,430)
Proceeds from sale of short term investments	1,066,792	—
Purchase of strategic investment	—	(500,000)
Advance to related party (note 23)	(1,777,675)	—
Cash acquired in purchase of business	—	2,707,863
Net cash (used in) provided by investing activities	(641,087)	1,375,390

Cash flows from financing activities
Proceeds from issuance of debt, net of issuance costs	19,324,654	14,842,627
Proceeds from exercise of stock options	25,836	50,139
Proceeds from short-term borrowing from related party (note 23)	2,213,493	—
Repayment of short-term borrowing from related party (note 23)	(116,574)	—
Cash distributed to stockholders as part of reorganization	(538,556)	—
Repayments of debt	(2,285,789)	(5,787,238)
Net cash provided by financing activities	18,623,064	9,105,528
Effect of exchange rates on cash, cash equivalents and restricted cash	(354,224)	(380,039)
Net increase (decrease) in cash and cash equivalents and restricted cash	847,878	(6,223,068)
Cash and cash equivalents and restricted cash at beginning of period	8,950,327	21,451,350
Cash, cash equivalents and restricted cash at the end of the period	9,798,205	15,228,282
Supplemental disclosure of cash flow information:
Cash paid for income taxes	356,232	175,293
Cash paid for interest on borrowings	1,969,972	1,164,639
Non-cash investing and financing activities
Redeemable convertible preferred stock issued in connection with an acquisition	—	69,339,742
Accretion of redeemable convertible preferred stock	—	13,463,002
In kind consideration of strategic investment	—	(1,500,000)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

1 Reorganization and description of business

Reorganization

Near Pte. Ltd. and Near Intelligence Holdings Inc., a Delaware corporation formed for the purpose of reorganization (the “Company”) entered into a Contribution Agreement wherein effective April 19, 2022, Near Pte. Ltd. transferred legal title and beneficial ownership of substantially all of its assets (with the exception of investments in Near Australia Pty. Ltd., and Near India Pvt. Ltd. (collectively, the “Dormant Subsidiaries”)), to the Company and the Company assumed substantially all of Near Pte. Ltd.’s liabilities, warrants and other existing potential dilutive equity instruments in exchange for common stock of the Company. In consideration for this transfer, the Company issued 379,262.045 of its common stock to Near Pte. Ltd.

Also, Near Pte. Ltd. and the Company entered into an Exchange and Recapitalization Agreement dated June 13, 2022 wherein Near Pte. Ltd. exchanged all of the current common stock for a combination of common stock and preferred stock of the Company such that (a) the number of shares in common stock of the Company held by Near Pte. Ltd. is equivalent, on a 1000:1 basis, to the number of outstanding common stock of Near Pte. Ltd.; and (b) the number of each series of preferred stock of the Company is equivalent, on a 1000:1 basis, to the number of outstanding shares of the similarly named series of preferred stock of Near Pte. Ltd. Rights, preferences and privileges of each class of stock of the Company mimic the rights, preferences and privileges of the corresponding stock of Near Pte Ltd. Thereby, the Company’s capital structure would consist of 71,963.894 shares of common stock (Note 16) and 307,298.151 shares of various series of preferred stock (Note 15). As a next step, Near Pte. Ltd. distributed all of its shares in the Company to its stockholders by way of capital reduction and stockholders of Near Pte. Ltd. have become the stockholders of the Company. Ultimately, Near Pte. Ltd. does not hold any interests in the Company or vice versa.

Further, Near Pte. Ltd. and the Dormant Subsidiaries are in the process of winding up/liquidation and the retained cash of $538,556 will be used to settle net liabilities of $342,094 in these legal entities and also will be used to cover costs and fees for the liquidation and the balance (if any) will be distributed to Near Pte. Ltd.’s stockholders. Consequently, net assets of $196,462 at the effective date of reorganization have been shown as distribution in these unaudited condensed consolidated financial statements. The Company is not liable to bear any liquidation expenses of Near Pte. Ltd. and the Dormant Subsidiaries.

While the Company was the legal acquirer of Near Pte. Ltd., for accounting purposes, the reorganization is treated similar to a reverse recapitalization, whereby Near Pte. Ltd. is deemed to be the accounting acquirer, and the historical financial statements of Near Pte. Ltd. became the historical financial statements of the Company upon the closing of the reorganization.

Under this method of accounting, the Company is treated as the “acquired” company and Near Pte. Ltd. is treated as the acquirer for financial accounting purposes. Accordingly, for accounting purposes, the reorganization is treated as the equivalent of Near Pte. Ltd. issuing stock for the net assets of the Company accompanied by the reorganization. Because the reorganization is a common control transaction the net assets and prior year financial statements are stated at historical cost, with no goodwill or other intangible assets recorded, and the legal capital of Near Pte. Ltd. has been retroactively adjusted to reflect the capital of the legal acquirer (accounting acquiree), which is the Company. The shares and net loss per share prior to the reverse recapitalization have been retroactively restated to reflect the exchange ratio of 1000:1.

Description of business

The Company is incorporated under the laws of the state of Delaware in 2022 and has foreign subsidiaries located in India, Australia, United States of America, Japan, France and Singapore. The principal activities of the Company are those of data processing, hosting, advertising, data driven marketing and related activities.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

1 Reorganization and description of business (cont.)

The Company is a global, full stack data intelligence SaaS platform that stitches and enriches data on people and places from which its customers can derive actionable intelligence to help them make better decisions. The Company’s mission is bringing meaningful intelligence to customer behavior and helping enterprises use that intelligence to make meaningful decisions. The Company’s cloud — based platform provides accurate and extremely comprehensive information on people, places, and products while being fully privacy compliant. This intelligence enables enterprises to make decisions in real time. With the Company’s Data intelligence Platform businesses can understand and reach their customer base.

On May 18, 2022, KludeIn I Acquisition Corp. (“KludeIn”), a Delaware corporation listed with NASDAQ in the United States, and Near Pte. Ltd. entered into an Agreement and Plan of Merger that will transform the Company into a publicly listed company. This transaction reflects an implied equity value for the Company stockholders of approximately $675 million. Subject to customary closing conditions, the transaction is expected to close in the first quarter of 2023.

2 Summary of significant accounting policies

a) Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. The accompanying condensed consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with US GAAP. Interim results are not necessarily indicative of the results for a full year.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the condensed consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The condensed consolidated balance sheet at December 31, 2021 has been derived from the audited consolidated financial statements at that date, but does not include all disclosures, including notes, required by U.S. GAAP for complete financial statements.

b) Use of estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, which affect the reported amounts in the condensed consolidated financial statements. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates, including those related to the incremental borrowing rate (“IBR”) applied in lease accounting, useful lives of property and equipment and intangible assets, the nature and timing of the satisfaction of performance obligations, allowance for credit losses on accounts receivables, fair values of investments and other financial instruments, fair value of acquired intangible assets and goodwill, stock based compensation, income taxes, certain deferred tax assets and tax liabilities, and other contingent liabilities. Management believes that the estimates used in the preparation of the condensed consolidated financial statements are reasonable. Although these estimates are inherently subject to judgment and actual results could differ from those estimates, management believes that the estimates used in the preparation of the condensed consolidated financial statements are reasonable.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

2 Summary of significant accounting policies (cont.)

Management has made assumptions about the possible effects of the novel coronavirus (“COVID-19”) pandemic on critical and significant accounting estimates impacting our condensed consolidated financial statements. Although these estimates and assumptions are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. COVID-19, continues to adversely impact commercial activity, globally and in the United States, and has contributed to significant volatility in financial markets. The outbreak could have a continued adverse impact on economic and market conditions, including business and financial services disruption. As of the date these condensed consolidated financial statements were available to be issued, there was no substantial impact and the Company will continue to monitor the potential impact of COVID -19, and potential related variants, on the Company’s condensed consolidated financial statements.

Management also continues to monitor the effects of the global macroeconomic environment, including increasing inflationary pressures; social and political issues; regulatory matters, geopolitical tensions; and global security issues. The Company is also mindful of inflationary pressures on its cost base and is monitoring the impact on customer preferences.

c) Segment reporting

The Company has a single operating and reportable segment. The Company’s Chief Executive Officer is its Chief Operating Decision Maker, who reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. For information regarding the Company’s revenue by geographic area, see note 17.

d) Cash and cash equivalents

Cash and cash equivalents primarily represent bank balances in current accounts. The Company considers all short-term deposits with an original maturity of 90 days or less, when purchased, to be cash equivalents.

e) Restricted cash

Certain deposits are restricted as to withdrawal or usage against these deposits. Restricted term deposits are classified as current assets based on the term of the deposit and the expiration date of the underlying restriction.

As of September 30, 2022, restricted cash represents an automatically renewed short-term deposit held with a bank against a corporate credit card for $32,380 as of September 30, 2022. Also, the Company has restricted deposits given against commitment of office premises of $281,287, and $110,925 as of September 30, 2022 and December 31, 2021, respectively.

f) Financial instruments and concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk are reflected principally in cash and cash equivalents, restricted cash, marketable securities, investment in debt securities, term deposits with banks and accounts receivables. The Company places its cash and cash equivalents, marketable securities and investment in commercial paper, term deposits with banks and funds respectively with high credit/investment grade ratings to limit the amount of credit exposure with any one bank/fund and conducts ongoing evaluations of the creditworthiness of the banks and funds with which it does business. To reduce its credit risk on accounts receivable, the Company conducts ongoing credit evaluations of its debtors.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

2 Summary of significant accounting policies (cont.)

g) Business combinations

The Company accounts for an acquisition as a business combination if the assets acquired and liabilities assumed in the transaction constitute a business in accordance with Accounting Standard Codification (“ASC”) Topic 805 “Business Combinations”. Such acquisitions are accounted using the acquisition method i.e., by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values.

Where the set of assets acquired and liabilities assumed doesn’t constitute a business, it is accounted for as an asset acquisition where the individual assets and liabilities are recorded at their respective relative fair values corresponding to the consideration transferred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business acquisitions accounted for using the acquisition method of accounting and is not amortized. Goodwill is measured and tested for impairment on an annual basis in accordance with ASC 350, Intangibles — Goodwill and Other, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Such events and changes may include: significant changes in performance related to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy.

The Company’s test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the purposes of impairment testing, the Company determined that it has only one reporting unit. The Company did not recognize any goodwill impairment charges during the three and nine months ended September 30, 2022 and 2021.

Intangible assets

The Company amortizes intangible assets with finite lives over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized and reviews them for impairment whenever an impairment indicator exists.

h) Impairment of long-lived assets

The Company evaluates its long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. The Company measures the recoverability of the assets by comparing the carrying amount of such asset or asset group to the future undiscounted cash flows it expects the asset or asset group to generate. If the Company considers the asset or asset group to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset or asset group exceeds its fair value.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

2 Summary of significant accounting policies (cont.)

i) Fair value measurements and financial instruments

The Company holds financial instruments that are measured at fair value which is determined in accordance with a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1:      Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:      Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active and model- derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3:      Inputs are unobservable inputs based on the Company’s assumptions and valuation techniques used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the determination of fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and established a fair value hierarchy based on the inputs used to measure fair value. The recorded amounts of certain financial instruments, including cash and cash equivalents, prepaid expenses and other assets accounts, accounts payable, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities.

j) Revenue recognition

The Company derives revenue primarily from i) core subscription services and ii) sale of operational products. Revenue is recognized when, or as, the related performance obligation is satisfied by transferring the control of the promised service to a customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these services.

The Company applies the following steps for revenue recognition:

(i) Identification of the contract, or contracts, with the customer

The Company considers the terms and conditions of the engagement in identifying the contracts. The Company determines a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, it has been determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, and financial information pertaining to the customer.

(ii) Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company and are distinct in the context of the contract, whereby, in respect of core subscription services, we have combined promises for access

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

2 Summary of significant accounting policies (cont.)

to the data intelligence platform, the output derived from such platform coupled with, in a marketing intelligence use case, access with the related obligation to provide use of the platform to execute customers’ marketing strategies as a single performance obligation. Sale of operational products is evaluated to be a distinct performance obligation, as further explained in the section “Sale of operational products”.

(iii) Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The transaction price includes platform subscription fees based on the contracted usage of Near platform for analytics, data enrichment, data feeds as outputs from the platform and for executing customers’ marketing campaigns as well as variable consideration associated with overage fees on exceeded media execution limits as specified in respective contracts, where relevant. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. In a marketing intelligence use case, the Company would be entitled to a platform fee even if the customer does not opt for contracted usage level of media execution committed by the Company. None of the Company’s contracts contain a significant financing component.

(iv) Allocation of the transaction price to the performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price (“SSP”). Contracts typically have one performance obligation of providing access to the core subscription service or access to relevant outputs from the Near platform. On occasion, contracts include provision of certain operational products on a short term, fixed fee basis which reflect their respective SSP.

(v) Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue in respect of core subscription services is recognized over the contractual terms during which the customer is given access to the platform or the output from the platform. With respect to revenue from operational products, the Company recognizes revenue as services are delivered. The Company generates all its revenue from contracts with customers.

Core subscription revenue

The Company generates revenue from subscriptions to customers that enable them to access the Company’s cloud-based platform or access the output from such platform and use the data intelligence derived therein for a variety of use cases around analytics, data enrichment, marketing and operational decision-making including to access and advertise target consumer base for digital marketing and advertising. Subscription arrangements with customers do not provide the customer with the right to take possession of the Company’s software at any time. Instead, customers are granted continuous access to the platform or its specific modules/outputs over the contractual period. The underlying database of the Near platform is continuously updated based on ongoing data gathering exercise coupled with the Company’s patented algorithms running on such gathered data resulting in intelligent output available through the platform and therefore, its customers benefit from an up-to-date database on people and places relevant for the promotion of their business interests.

A time-elapsed method is used to measure progress because the Company’s obligation is to provide the customers a continuous service of access to the Company’s cloud-based platform or outputs and modules from such platform in order to execute their marketing and operational strategies over the contractual period and control is transferred evenly over the contractual period. Accordingly, the fixed consideration related to subscription service is recognized

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

2 Summary of significant accounting policies (cont.)

ratably over the contract term beginning on the date access to the subscription product is provisioned. Most of the customer agreements have a minimum term of one (1) year with various payment terms ranging from monthly to quarterly in arrears and in few cases, payments in advance. Also, many contracts have auto-renewal provision unless the customer decides to terminate such contract by providing an advance written notice prior to the end of the then current term. Many contracts with customers, including those entered into with the standard terms and conditions, may be terminated by Near at any time but only may be terminated by the customer either in case of a breach, or in certain cases, after a specified notice period. Typically, Near does not charge any penalties for early termination by the customer and the contracts do not entitle Near’s customers to a refund or partial refund upon cancellation of the relevant contracts. The auto renewal provisions are evaluated on a case-by-case basis but generally do not provide a material right as they do not provide a discount to the customer that is incremental to the range of discounts typically given for the same services that are sold to a similar class of customers, even when the stand-alone selling price of the services subject to the auto renewal provision is highly variable.

Sale of Operational products

The Company derives revenue from providing customized reports and other insights to customers on short term fixed fee basis. The Company recognizes such revenues from the sales of these operational products upon delivery to the customers (i.e., at a point in time basis). Refer note 17 for details.

Practical expedients

“The Company has utilized the practical expedient available under ASC 606, Revenue from Contracts with Customers and does not disclose the following:

i)       Value of unsatisfied performance obligations for contracts with an original expected length of one year or less. The Company has no significant financing components in its contracts with customers.

ii)      Amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Company expects to recognize that amount as revenue.”

k) Stock-based compensation

Stock-based compensation awards granted by the Company are considered as equity-classified stock option awards (“equity options”) and accounted for under ASC Topic 718 — Compensation — Stock Compensation. Stock-based compensation awards issued to non-employees in exchange for consulting and advisory services are accounted for in accordance with the provisions of Accounting Standards Update (“ASU”) 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting.” The Company recognizes and measures compensation expense for all stock-based awards based on the grant date fair value. Grant date fair value is determined under the option-pricing model (Black-Scholes Merton model). The fair value of restricted stock units (“RSUs”) is estimated based on the fair value of the Company’s common stock on the date of grant. The fair value determined at the grant date is expensed over the vesting period of the stock-based awards using the straight-line attribution method, however, the amount of compensation cost recognized at any date must at least equal the portion of the grant date fair value of the award that is vested at that date. Forfeitures are accounted for as they occur. Stock- based compensation expense is allocated to product and technology, sales and marketing and general and administrative on the condensed consolidated statements of operations based on where the associated employee’s functional department is located.

l) Net loss per share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

2 Summary of significant accounting policies (cont.)

rights in undistributed earnings. The two- class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to shares in undistributed earnings as if all income (loss) for the period had been distributed. Based on the above, the redeemable convertible preferred stock, stock options, restricted stock units and warrants are not considered as participating securities.

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of this calculation, redeemable convertible preferred stock, stock options, unvested restricted stock units and warrants have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented.

m) Changes in accounting policies and recently issued accounting pronouncements

The Company is expected to be an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, the Company will not be subject to the same implementation timeline for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of the Company’s financial statements to those of other public companies more difficult.

In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which signifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The ASU is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2021. The adoption of ASU 2020-06 did not have a material impact on the Company’s condensed consolidated financial statements.

In March 2020, the FASB issued authoritative guidance to provide optional relief for companies preparing for the discontinuation of interest rates such as the London Interbank Offered Rate (“LIBOR”) and applies to lease and other contracts, hedging instruments, held-to-maturity debt securities and debt arrangements that reference LIBOR or another rate that is expected to be discontinued as a result of reference rate reform. In January 2021, the FASB issued authoritative guidance that makes amendments to the new rules on accounting for reference rate reform. The amendments clarify that for all derivative instruments affected by the changes to interest rates used for discounting, margining or contract price alignment, regardless of whether they reference LIBOR or another rate expected to be discontinued as a result of reference rate reform, an entity may apply certain practical expedients in ASC 848. This guidance is effective upon the ASUs issuance on March 12, 2020 and companies may elect to apply the amendments prospectively through December 31, 2022. The Company is currently evaluating the potential effects of this guidance

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

2 Summary of significant accounting policies (cont.)

on its condensed consolidated financial statements. The Company is currently evaluating the potential impact of modifying treasury related arrangements and applying the relevant ASC 848 optional practical expedients, as needed. For existing lease, debt arrangements and other contracts, the Company does not expect any qualifying contract modifications related to reference rate reform and therefore does not expect that the optional guidance in ASC 848 will need to be applied through December 31, 2022. The Company will continue to monitor new contracts that could potentially be eligible for contract modification relief through December 31, 2022.

3 Acquisitions

(a) UberMedia Inc.

On March 31, 2021, the Company acquired 100% of the outstanding equity interests in UberMedia Inc., a Delaware corporation, engaged in providing location insights and advertising solutions. This acquisition expands the Company’s capabilities in improving customer experience of its clients through cloud technologies and advanced data analytics and expands its customer base in the US. The Company issued 66,140.480 Series U Preferred stock amounting to $69,339,742 as purchase consideration.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

March 31, 2021
Assets acquired:
Cash and cash equivalents	2,707,863
Goodwill	56,423,109
Property and equipment	23,518
Intangible assets	15,236,631
Accounts receivable	3,167,292
Prepaid expenses and other current assets	89,493
Total assets acquired	77,647,906
Borrowings	3,397,620
Accounts payable	1,293,922
Accrued expenses and other current liabilities	3,616,622
Net assets acquired	69,339,742

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill and is primarily attributed to the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company’s offerings as well as acquiring an assembled workforce. The goodwill balance is not deductible for income tax purposes.

Acquisition-related costs of $0 and $501,150 associated with the business combination were included in general and administrative expenses in the condensed consolidated statement of operations for the three and nine months ended September 30, 2021, respectively.

Since the acquisition date, $10,399,383 of revenue and $84,493 of net income have been included in the condensed consolidated statements of operations for the nine months ended September 30, 2021.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

3 Acquisitions (cont.)

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in years):

	Fair value	useful life
Customer relationships	9,614,578	3 years
Software platform	5,622,053	3 years
Total intangible assets	15,236,631

The following unaudited supplemental pro forma combined financial information presents the Company’s combined results of operations for the nine months ended September 30, 2021 as if the acquisition of UberMedia Inc. had occurred on January 1, 2021. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the Company’s operating results that may have actually occurred had the acquisition of UberMedia Inc. been completed on January 1, 2021. In addition, the unaudited pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies or other synergies that may be associated with the acquisition, or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of UberMedia Inc.

For the nine months ended September 30, 2021
Revenues	35,527,546
Net loss	(14,620,390)

The unaudited pro forma financial information reflects pro forma adjustments to present the combined pro forma results of operations as if the acquisition had occurred on January 1, 2021 to give effect to certain events the Company believes to be directly attributable to the acquisition. These pro forma adjustments primarily include:

(i)     the elimination of UberMedia Inc. historical depreciation and amortization expense and the recognition of new depreciation and amortization expense;

(ii)    an adjustment to changes in fair value of warrant liabilities which in conjunction with the acquisition was settled at buyout fee as per warrant agreement.

(iii)   an adjustment to present acquisition-related transaction costs and other one-time costs directly attributable to the acquisition as if they were incurred in the period presented; and

(iv)   the related income tax effects of the adjustments noted above, as applicable.

4 Accounts receivable, net

Accounts receivable, net consists of the following

	September 30, 2022	December 31, 2021
Accounts receivable	29,973,557	18,833,676
Allowance for credit losses	(2,877,866)	(2,073,836)
Accounts receivable, net	27,095,691	16,759,840

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

4 Accounts receivable, net (cont.)

As of September 30, 2022 and December 31, 2021, allowance for credit losses represented approximately 10% and 11% of gross accounts receivable, respectively.

Accounts receivable includes amounts billed to customers as well as unbilled amounts recognized in accordance with the Company’s revenue recognition policies. Unbilled amounts included in trade accounts receivable, net, which generally arise from the performance of services to customers in advance of billings, were $1,890,442 as of September 30, 2022 and $1,551,415 as of December 31, 2021.

5 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	September 30, 2022	December 31, 2021
Advanced income and non-income taxes	723,377	676,276
Deposits	354,961	342,157
Prepaid expenses*	1,935,688	743,006
Contract assets	266,195	266,195
Advance to related party (note 23)	1,787,492	—
Other receivables	257,232	222,669
	5,324,945	2,250,303

____________

*        Prepaid expenses includes deferred finance cost of $1,000,000 against undrawn Deutsche Bank AG borrowing facility as of September 30, 2022. Refer to note 10 for more details.

6 Property and equipment, net

The components of property and equipment, net were as follows:

	September 30, 2022	December 31, 2021
Computers	367,415	269,279
Office equipment	91,788	96,808
Furniture and fixtures	131,791	77,212
Leasehold improvements	2,707	2,956
Servers	12,671,736	12,671,736
Total	13,265,437	13,117,991
Less: Accumulated depreciation and amortization	(7,626,747)	(4,384,968)
Total	5,638,690	8,733,023

Depreciation and amortization expense on property and equipment for the nine months ended September 30, 2022 and 2021 was $3,266,966 and $3,266,229, respectively, and for the three months ended September 30, 2022 and 2021 was $1,093,200 and $1,064,334, respectively.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

7 Intangible assets, net

The amounts allocated to intangible assets from acquisitions includes customer relationships and software. The following table shows the amortization activity of intangible assets:

	September 30, 2022			December 31, 2021
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Customer relationships	9,767,778	(4,922,188)	4,845,590	9,792,428	(2,492,570)	7,299,858
Software platform	5,622,053	(2,811,028)	2,811,025	5,622,053	(1,405,513)	4,216,540
	15,389,831	(7,733,216)	7,656,615	15,414,481	(3,898,083)	11,516,398

Amortization expense of intangible assets for the nine months ended September 30, 2022 and 2021 was $3,852,089 and 2,586,284, respectively, and for the three months ended September 30, 2022 and 2021 was $1,284,342 and $1,285,162, respectively.

As of September 30, 2022, the estimated amortization schedule for the Company’s intangible assets for future periods is set out below:

Remainder of 2022	1,282,486
2023	5,104,410
2024	1,269,719
7,656,615

8 Goodwill

A summary of the changes in carrying value of goodwill is as follows:

	September 30, 2022	December 31, 2021
Opening balance	62,387,725	6,352,720
Goodwill relating to acquisitions consummated during the period	—	56,423,109
Effect of exchange rate changes	(766,533)	(388,104)
Closing balance	61,621,192	62,387,725

9 Other assets

Other assets consist of the following:

	September 30, 2022	December 31, 2021
Strategic investments (see note 21)	2,618,171	2,618,171
Deferred tax assets	109,950	78,370
Contract assets	108,806	380,159
Deposits	115,429	27,044
	2,952,356	3,103,744

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

10 Borrowings

The Company’s borrowings consist of the following:

	September 30, 2022	December 31, 2021
Harbert loan, net of debt amortization expenses	12,201,180	15,479,975
Deutsche Bank loan	17,738,716	—
BPI France	768,227	1,147,826
CIN Phases	—	932,194
BNP Paribas	734,673	910,160
	31,442,796	18,470,155

Harbert loan

On January 30, 2019, the Company entered into a secured loan arrangement with an unrelated party, Harbert European Specialty Lending Company II S.A.R.L to borrow a loan aggregating to EUR 8,000,000 bearing interest at 12% or one-year EURIBOR screen rate in the form of Facility A — EUR 5,000,000 as cash advance which is repayable in 36 equal monthly installments starting from the end of 9 months interest only period and Facility B — EUR 3,000,000 as working capital facility which is repayable in 36 equal monthly installments starting from the drawdown date. The Company has drawn Facility A — EUR 5,000,000 and Facility B — EUR 1,000,000 on February 2019, Facility B — EUR 1,000,000 on March 2019 and Facility B — EUR 1,000,000 on May 2019. The loan is secured against all of the assets of the Company. The carrying value of unamortized debt issuance cost is not material as of September 30, 2022 and December 31, 2021, respectively.

At the loan date itself, the Company also entered into a warrant agreement with the lender, governing the terms and conditions of the warrant. The aggregate number of warrant shares which are capable of issue to Harbert European Specialty Lending Company II S.A.R.L (Holder) on exercise of the subscription rights in full shall be equal to EUR 1,200,000 divided by the strike price of $500 per share.

The subscription price for each of the warrant share shall, at the absolute discretion of the Holder, be satisfied by either:

(a)     the payment in cash for each of the warrant at the strike price; or

(b)    the exchange of its subscription rights for such number of the warrants calculated using the following formula:

Warrant shares are equal to the number of warrants as per (a) above multiplied by fair value of each warrant share at exercise date less strike price divided by the fair value of each warrant share at exercise date.

The warrants are convertible into common stock or any class of new stock issued in a subsequent fundraising.

The warrants are exercisable at any time till 10 years after which the warrants would get expired. The strike price would also be adjusted for down round financing and other standard anti-dilution adjustments.

At the time of exit i.e., sale, sale event or listing as defined in the warrant agreement and the revised constitution of the Company, the holders can exercise conditionally on the exit.

In case of a sale event, if the Holder does not exercise their subscription rights, then the warrants shall lapse. However, for any other exit clauses, the warrants will expire only on the 10 year expiry period.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

10 Borrowings (cont.)

In case of an exit event, the Holder is eligible for at least an amount of EUR 1,500,000 in aggregate out of the proceeds of the exit, then the Holder shall have the right to elect to waive all rights under this instrument and instead require the Company to make a cash payment to the Holders of EUR 1,500,000 at the same time as paying proceeds to other stockholders participating in the exit.

Pursuant to an amendment agreement dated February 25, 2021, Harbert European Specialty Lending Company II S.A.R.L has provided additional Facility C for an amount Euro equivalent of $15,000,000 bearing interest at 12% or one-year EURIBOR screen rate, which the Company has drawn Euro equivalent of $5,000,000 on February 2021, Euro equivalent of $5,000,000 on April 2021 and Euro equivalent of $5,000,000 on July 2021. Facility C is repayable in 36 equal monthly installments starting from the end of 6 months interest only period.

The Company also entered into a deed of amendment dated February 25, 2021, wherein it provided additional aggregate number of warrant shares which are capable of being issued to Holder on exercise of the subscription rights in full shall be equal to EUR 1,050,000 divided by the strike price of $730 per share.

Further, the deed of amendment dated February 25, 2021 provided that in the event that there is an exit, the Holder is eligible for at least an amount of Euro equivalent of $2,500,000 in aggregate out of the proceeds of the exit, then the Holder shall have the right to elect to waive all rights under this Instrument and instead require the Company to make a cash payment to the Holders of the Euro equivalent of $2,500,000 at the same time as paying proceeds to other stockholders participating in the exit.

In April 2022, the Company modified the Harbert loan with below terms:

a)      Interest only on all tranches from March 1, 2022 to November 30, 2022.

b)      All tranches will begin amortizing on December 1, 2022 with 24 month amortization

c)      Payment of 1% additional backend fee of EUR 133,000, payable to Harbert on or before November 30, 2024.

d)      $730,000 worth of additional warrants to be issued by the Company to Harbert without any payment from Harbert based on the agreed strike price of $1,050. These warrants have a minimum exit value of EUR 300,000.

Additional warrants due to modification provides that in the event that there is an exit and the Holders following exercise of subscription rights in full would receive an amount less than EUR 300,000 in aggregate out of the proceeds of the exit, then the Holders shall have the right to elect to waive all rights under this Instrument and instead require the Company to make a cash payment to the Holders of EUR 300,000 at the same time as paying proceeds to other stockholders participating in the exit.

Refer to note 14 for more details for accounting of the above warrants.

BPI France

Through an acquisition in 2020, the Company acquired various unsecured loan arrangements with an unrelated party, BPI France bearing interest ranging from 1.46% to 5.78% and are repayable in a period ranging between 7 to 8 years.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

10 Borrowings (cont.)

CIN Phase I and Phase II:

Through an acquisition in 2020, the Company acquired two phased debts by BPI France, which is in respect of fulfilment of specified project. The debt is in the nature of interest free aid and was subject to waiver of certain amount provided the Company fulfils the pre-defined conditions. During September, 2022, BPI France waived off $689,908 and the Company recorded the same as gain on extinguishment of debt in the consolidated statement of operations for the three and nine months ended September 30, 2022 respectively.

BNP Paribas

Through an acquisition in 2020, the Company acquired debt under an unsecured loan arrangement with an unrelated party, BNP Paribas, which bears interest at 0.75% for reinforcement of the financial structure for which repayment will start from July 2022.

Montage term advances

Through the acquisition of UberMedia Inc. on March 31, 2021, the Company assumed $1,139,935 Term I Advance and $1,094,604 Term II Advance aggregating $2,234,539 in debt from Montage Capital II, L.P.

The Term I Advance and Term II Advance are secured and bear interest at a rate of 13% per annum.

With respect to the Term I Advance, principal payments of $44,000 begin on April 1, 2021 and each month thereafter, and the remaining outstanding balance of the Term I Advance becomes immediately due on the maturity date of December 31, 2021.

With respect to the Term II Advance, principal payments of $37,000 begin on April 1, 2021 and each month thereafter, and the remaining outstanding balance of the Term II Advance becomes immediately due on the maturity date of August 31, 2021.

On April 20, 2021, the Company prepaid the Montage term advances and as a result of this the Company recorded $466,580 of loss on extinguishment of debt (including prepayment fees) in the consolidated statement of operations for the three and nine months ended September 30, 2021 respectively.

Paycheck Protection Program (PPP) loan

Through the acquisition of UberMedia Inc. on March 31, 2021, the Company assumed $1,163,081 in debt under the Paycheck Protection Program pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) through Santa Cruz County Bank. The loan was originally obtained by UberMedia Inc. on April 27, 2020 for an amount of $1,152,910 and the loan is guaranteed by the United States Small Business Administration (“SBA”). Subject to certain limitations, to the extent that the loan is used for payroll, rent, or utilities during the applicable covered period following the disbursement of the loan, the loan may be forgiven by the SBA. Principal and interest payments will be deferred for the first six months from the month PPP is dated. Interest will accrue at 1% during this period. Subject to the eligible forgiveness amount determined by the U.S. Small Business Administration through the Paycheck Protection Program, any remaining principal will be amortized over the remaining term of PPP in equal monthly payments of principal and interest beginning on the seventh month from the month PPP is dated. All remaining principal and accrued interest is due and payable 2 years from the date of first disbursement. The PPP loan is accounted for as debt as per the guidance in ASC 470. The Company applied for the forgiveness in November 2020. There was no interest or principal payments due since the Company applied within the deferral period. In June 2021, the Company received a letter dated June 17, 2021 from Santa Cruz County Bank confirming that the Paycheck Protection Program Loan granted pursuant to the CARES Act in the original principal amount together with all accrued interest thereon was forgiven in full. As a result of this forgiveness, the Company recorded $1,173,744 of gain on extinguishment of debt in the consolidated statement of operations for the three and nine months ended September 30, 2021 respectively.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

10 Borrowings (cont.)

Deutsche Bank loan

On April 29, 2022, the Company entered into a Facility Agreement with an unrelated party, Deutsche Bank AG, London Branch to secure commitment of $30,000,000. The rate of interest is the percentage rate per annum which is the aggregate of the margin of 6.50% per annum and reference rate determined based on Term SOFR and if that rate is less than one percent, the reference rate shall be deemed to be one percent. Principal repayment is to begin effective October 31, 2023 on a monthly basis at 5.56% of outstanding principal amount.

On May 13, 2022, the Company borrowed $20,000,000 of the total $30,000,000 facility. As part of the conditions subsequent, in addition to the lender fees, $3,000,000 is agreed as transaction costs which will be reduced from subsequent disbursal, out of which $1,000,000 is presently shown as deferred finance cost. The carrying value of unamortized debt issuance cost is $2,261,285 as of September 30, 2022.

As of September 30, 2022, the aggregate maturities of long-term borrowings are as follows:

Annual maturities
Remainder of 2022	606,023
2023	9,946,212
2024	20,247,558
2025	3,668,634
2026 and beyond	195,500
Total: aggregate maturities of long-term borrowings	34,663,927
Less: carrying value of unamortized borrowings financing costs	(3,221,131)
Net maturities of long-term borrowings	31,442,796
Less: current portion of long-term borrowings	(4,919,029)
Long-term borrowings	26,523,767

11 Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	September 30, 2022	December 31, 2021
Accrued expenses*	12,322,422	3,276,686
Deferred revenue	3,486,474	2,171,668
Accrued employee cost	1,286,663	578,601
Short-term borrowings from related party (note 23)	2,142,606	—
Statutory liabilities	1,599,614	1,195,958
Retirement benefits	44,330	44,277
	20,882,109	7,267,190

____________

*        Accrued expenses includes unpaid finance cost of $3,000,000 against Deutsche Bank AG borrowing facility which is to be paid at the time of draw down. Refer to note 10 and note 24 for more details.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

12 Employee Stock Option Plan 2014 (“ESOP 2014”)

Prior to reorganization, Near Pte. Ltd. adopted the ESOP 2014, under which the stock based awards such as options may be granted to employees, Directors and advisors on such terms as may be approved by the Board of Directors. The Company has granted stock options to its eligible employees, Directors and advisors, which are convertible into equivalent number of common stock once exercised. Upon vesting, the respective person can acquire common stock as per their respective grant letter.

Options granted under this plan are exercisable up to 10 years after the options are vested. Options issued to employees under this plan vest typically over a four year period and are contingent upon continued employment on each vesting date. In general, options granted vest 25% after the first year of service and ratably each quarter over the remaining 12 quarter period.

Effective as of April 1, 2022, each option award granted under the ESOP 2014 (whether any portion is a vested or unvested) is cancelled for no consideration without a concurrent replacement award (restricted stock units) as the terms of the restricted stock units awards including number of awards and related vesting conditions were not finalized. Therefore, the cancellation transaction was accounted for as a repurchase for no consideration. Previously unrecognized compensation cost for unvested options of $556,494 was recognized at the cancellation date of April 1, 2022.

No stock options were granted and no stock options were exercised for the period from January 1, 2022 up to the cancellation date. As of the cancellation date, the options outstanding were 20,187.576 out of which vested options were 6,658.063. Options outstanding had weighted average exercise price of $285.17, the weighted average remaining contractual life of options outstanding was 11.37 years, aggregate intrinsic value of options outstanding were $19,646,241, the aggregate intrinsic value of options outstanding and exercisable was $8,301,210 and weighted average remaining requisite vesting period was 2.92 years.

During the nine months ended September 30, 2021, new stock options granted were 13,185.400 with a weighted average grant date fair value of $56.72 per option, which was determined using the Black -Scholes option pricing model with expected dividend yield of 0.00%, expected volatility of 52.60%, risk -free interest rate of 2.41% and expected average life of 9 years.

The total options compensation cost recognized for the nine months ended September 30, 2022 is $603,882 and total stock based compensation cost recognized for the nine months ended September 30, 2021 is $29,317.

2022 Employee Restricted Stock Unit Plan (“RSU Plan”)

During the quarter ended June 30, 2022, the Company implemented the RSU Plan to issue such number of restricted stock units, not exceeding 105,000 shares of Company common stock on such terms and conditions as may be fixed or determined by the management.

On May 12, 2022, the Company granted restricted stock units (“RSUs”). Each RSU represents the right to receive one share of Company’s common stock. The RSUs granted typically have graded vesting schedules of four years from the respective grantee’s original service joining date with cliff vesting for the first vesting year and quarterly vesting thereafter (ratably 6.25% each quarter), with an exception of certain RSU awards which are fully vested at the grant date itself. RSUs are subject to the grantee’s continued service relationship with the Company through each such vesting date, except for fully vested RSUs given to grantees on the grant date. Though, some of the RSUs are fully vested from an accounting perspective as there is no underlying service vesting condition but the shares of common stock would be legally allotted to the grantees at cliff vesting date of March 31, 2023 and ownership rights would be with the grantees from that date itself.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

12 Employee Stock Option Plan 2014 (“ESOP 2014”) (cont.)

The summary of RSUs activity for the nine months ended September 30, 2022 is set out below:

	For the nine months ended September 30, 2022
	Number of shares	Weighted average grant date fair value per share*
Granted	51,050.000
Vested pending settlement	(44,157.000)	$1,397.51
Forfeited	(367.000)
Unvested units as of September 30, 2022	6,526.000

____________

*        The fair value of RSUs is estimated based on the fair value of the Company’s common stock which is referenced to Company’s recent merger transaction (Note 1) which reflects an implied equity value for the Company stockholders of approximately $675 million.

During the nine months ended September 30, 2022, total RSU’s vested from an accounting perspective were 44,157.000, of which approximately 8,468.361 units will be withheld for statutory tax withholding requirements as issuance would be done on a net basis. This tax settlement and shares in common stock would be allotted by the Company on March 31, 2023 and the final tax truing up adjustment would be done at that date itself.

Total compensation cost for RSUs amounted to $64,168,873, which included $61,709,849 towards fully vested RSUs for the nine months ended September 30, 2022. Total compensation cost for RSUs amounted to $1,682,839 which included $0 towards fully vested RSUs for the three months ended September 30, 2022.

As of September 30, 2022, the total remaining unrecognized stock-based compensation cost for unvested RSUs amounted to $6,661,126, which will be recognized over the weighted average remaining requisite vesting period of 1.25 years.

Stock-based compensation expense for the stock options and RSUs, has been recorded as follows:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cost of revenue	139,545	—	855,610	—
Product and technology	556,151	10,590	5,241,138	(109,077)
Sales and marketing	879,786	3,774	4,218,859	6,443
General and administrative	107,357	34,790	54,457,148	131,951
	1,682,839	49,154	64,772,755	29,317

13 Retirement benefits

The Company has employee benefit plans in the form of certain statutory and other programs covering its employees.

Defined benefit plan (Unfunded)

In accordance with Indian law, the Company provides a defined benefit retirement plan (the “Gratuity Plan”) covering substantially all of its Indian employees. The Gratuity Plan provides a lump-sum payment to vested employees upon retirement or termination of employment in an amount based on each employee’s salary and duration

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

13 Retirement benefits (cont.)

of employment with the Company. The Gratuity Plan benefit cost for the year is calculated on an actuarial basis. The Company contributes the required funding for all ascertained liabilities to the Gratuity Plan. There is no plan asset against the defined benefit plan.

Net defined benefit plan costs include the following components for:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Interest costs	4,049	2,920	10,241	8,084
Service costs	13,150	10,383	39,777	35,151
Actuarial gain	(12,166)	(2,767)	(25,272)	(12,576)
Total	5,033	10,536	24,746	30,659

Defined contribution plans

The Company makes contributions, determined as a specified percentage of employee salaries, in respect of qualifying employees towards defined contribution schemes. For the nine months ended September 30, 2022 and 2021, the Company contributed $55,969 and $31,485, respectively, and for the three months ended September 30, 2022 and 2021, the Company contributed $18,783 and $10,980, respectively, to defined contribution plans in India.

14 Warrant liabilities

In connection with the Harbert loan, the Company granted the lender, warrants equal to EUR 1,200,000 divided by the strike price of $500 per share (Tranche 1) and with respect to the additional facility dated February 25, 2021 additional warrants were granted equal to EUR 1,050,000 divided by the strike price of $730 per share (Tranche 2). Further, on April 29, 2022 additional warrants were granted equal to $730,000 divided by the strike price of $1050 per share (Modified Warrants).

The warrants have been treated as a liability whereby the value of the warrant is estimated at the date of grant and recorded as a liability and as a discount on the Harbert loan. The warrant liability is revalued to fair value at each reporting date with the corresponding earnings (loss) reflected in the condensed consolidated statements of operations as a change in fair value of warrant liability. The discount is amortized ratably through the original maturity date and each of the extended maturity dates.

The estimated fair value of the Company’s warrant liabilities, all of which are related to the detachable warrants issued in connection with the Harbert loan, were estimated using a closed-ended option pricing model utilizing assumptions related to the contractual term of the instruments, estimated volatility of the price of the Company’s common stock and current interest rates.

Tranche 1 and Tranche 2 warrant holders are guaranteed a minimum payout of EUR 2,500,000 (or $463 and $676 per warrant) in a scenario when equity share value falls below $963 and $1406 and are guaranteed a minimum payout of EUR 1,500,000 (or $625 per warrant) in a scenario when equity share value falls below $1125. Modified Warrants have a minimum exit value of EUR 300,000.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

14 Warrant liabilities (cont.)

A comparison of the assumptions used in calculating estimated fair value of such warrant liabilities as of September 30, 2022 and December 31, 2021 is as follows:

	September 30, 2022	December 31, 2021
Volatility	58.0%	58.0%
Risk-free rate	2.93%	0.22%
Contractual term (years)	0.13	0.58
Exercise price ($)	963 – 1406	963 – 1406
Number of warrants in aggregate	5,301.265	4,606.027

Refer to note 20 for details on fair valuation methodology and summary of the changes in fair value.

15 Redeemable convertible preferred stock

On March 31, 2021, the Company issued 66,140.480 Series U Preferred stock amounting to $69,339,742 as purchase consideration to acquire 100% of the outstanding equity interests in UberMedia (see note 3). The preferred stock issuance costs were not material.

As of September 30, 2022 and December 31, 2021, the Company’s redeemable convertible preferred stock consisted of the following:

As of September 30, 2022 and December 31, 2021

	Authorized $0.0001 par value	Shares issued and outstanding	Issuance price per share	Per share conversion price	Aggregate redemption amount	Carrying value
Series A	95,418.000	95,418.000	62.8	62.8	11,987,196	9,814,725
Series B	49,635.000	49,635.000	377.8	377.8	37,500,000	32,074,289
Series C	4,910.000	4,909.756	1,018.4	1,018.4	10,000,000	8,412,280
Series D	91,195.000	91,194.915	666.7	666.7	121,000,000	87,189,092
Series U	66,141.000	66,140.480	1,048.4	1,048.4	72,558,109	69,926,851
	307,299.000	307,298.151			253,045,305	207,417,237

The characteristics of the Company’s redeemable convertible preferred stock are as follows:

Dividend

The holders of all the series shall be entitled to receive on a pari-passu basis except the holders of Series D preferred stock, who shall be entitled to receive in priority to the Series A, Series B, Series C and Series U holders, non-cumulative dividends in preference to any dividend on common stock at the rate of 8% of the original issue price per annum, whenever funds are legally available and when, as and if declared by the board. No dividend shall be declared or paid on the common stock or any of them unless dividend have been declared and paid on the preferred stock.

Voting rights

Each holder of a preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

15 Redeemable convertible preferred stock (cont.)

Conversion

Holders of preferred stock shall be entitled to convert all or any of the preferred stock into fully paid common stock at any time at the conversion ratio of one common stock for every one preferred stock.

The Company shall convert all the preferred stock into common stock based on the conversion factor at any time the Company undertakes an initial public offering provided initial public offering happens at an equity valuation which is at least at the redemption value. Further, at any time majority of any series of preferred stock consent in writing to convert their respective series of preferred stock into common stock, the Company shall convert all preferred stock of such series into common stock based on the conversion factor.

Liquidation preference

In the event of liquidation, dissolution, winding up, any transaction resulting in loss of majority voting powers or control of the board of directors or sale, lease, license or other transfer of 50% or more of the Company’s assets (“Liquidation event”), first to the holders of Series D preferred stock, second to the holders of Series A Preferred stock, Series B Preferred stock, Series C Preferred stock and Series U Preferred stock on a pari passu basis and third, to the holders of common stock and the electing stockholders in the event such electing stockholders have elected to give up their right to receive the preference amount.

Such holders shall be paid an amount equal to (a) in the repayment of investment amount (based on, Series A, Series B, Series C, Series D and Series U original issue price) together with any arrears of any declared but unpaid non-cumulative dividend calculated to the date of payment over holders of common stock; and (b) any remaining liquidation proceeds after above payments, shall be distributed amongst all the stockholders (including the holders of Preferred stock) in proportion to their respective stockholding.

If upon a liquidation event, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full liquidation preference amount, then the entire assets of the Company legally available for distribution shall be distributed among all the holders of preferred stock in proportion to the liquidation preference such holders would otherwise be entitled to receive.

Anti-dilution rights

The Conversion price of the preferred stock will be subject to adjustment on a broad-based weighted average basis in the event that the Company issues additional shares at a purchase price less than the then current conversion price.

In fiscal year 2019, the Company issued 2,280.000 warrants to Series C preferred stockholders to purchase 2,280.000 of the Company’s fully paid common stock (i.e., 1:1) at an exercise price of $10 per share as a settlement of down round/anti- dilution adjustment triggering from issue of Series D preferred stock. Warrants given to the Series C holders gave them the same benefit that they could have derived on downward adjustment to the conversion price i.e., effectively there is no gain/loss position from change in the legal form of the instrument (preferred stock to warrants). The holder may exercise the warrant, in whole or in part at any time or from time to time on or before the expiration date i.e., April 1, 2022, by making payment of exercise price amount. In accordance with ASC Subtopic 815-10, the warrants are deemed legally detachable and separately exercisable from the preferred stock and, thus, accounted for as a freestanding instrument. Furthermore, as the number of shares to be purchased by preferred stockholders are fixed, the warrants are considered indexed to the Company’s own share as it also meets the additional conditions set forth in ASC 815-40-25-7 through 38. Accordingly, these warrants are equity classified and recognized under additional paid in capital. These are initially measured in relation to the underlying Series C preferred stock. During the quarter ended September 2022, the holders of these warrants exercised their rights in whole by making payment of contractual exercise price amount.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

15 Redeemable convertible preferred stock (cont.)

Redemption

The holders of redeemable convertible preferred stock have no voluntary rights to redeem their shares. The redeemable convertible preferred stock have deemed liquidation provisions which require the shares to be redeemed upon a change in control or deemed liquidation event as defined above. Further, subject to the priority in redemption of Series D Preferred stock, all the preferred stockholders have a redemption right on or before the expiry of 4 years from the issue date or 31 May 2023, whichever is later (Exit Period), in the event that the initial public offering or strategic sale has not occurred during that exit period. Such right shall only be exercised subject to the fulfilment of conditions of the applicable law. Although the redeemable convertible preferred stock are not mandatorily or currently redeemable, a Liquidation event or non-occurrence of initial public offering would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of redeemable convertible preferred stock have been classified outside of stockholders’ deficit on the condensed consolidated balance sheets.

Accretion of redeemable convertible preferred stock

The Company records its redeemable convertible preferred stock at the amount of cash proceeds received (which also approximates fair value) on the dates of issuance, net of issuance costs except Series U preferred stock which were issued as consideration for acquisition of UberMedia Inc. and initially recorded at its fair value on the acquisition date. Since the preferred stock are not currently redeemable, but are probable of becoming redeemable at the option of the preference stockholders at a future date, the Company accretes the carrying amount of its redeemable convertible preferred stock to equal the redemption value at the end of each reporting period using the interest method. The accretion is charged against accumulated deficit. The redemption value of the redeemable convertible preferred stock in relation to Series A, Series B, Series C and Series D Preferred stock, are a USD equivalent of 2 times of the respective investment amount, plus any declared but unpaid dividends on the relevant preferred stock and in relation to Series U Preferred stock, a USD equivalent of 1.5 times of the investment amount, plus any declared but unpaid dividends on the Series U preferred stock.

The Company received a letter of intent dated August 26, 2021 from KludeIn I Acquisition Corp., a Delaware blank check company, for the potential business combination which would result in a qualified IPO position ultimately. Pursuant to this transaction, the Company determined that it is more than remote that a qualified IPO will occur before a redemption feature becomes exercisable. Accordingly, the Company did not accrete redeemable convertible preferred stock in accordance with ASC 480-10-S99-3A for any period after August 26, 2021. Subsequently on May 18, 2022 the Company and KludeIn Acquisition Corp., entered into an agreement and plan of merger that will transform the Company into a public company.

16 Common stock

The authorized capital stock of the Company consists of five hundred thousand (500,000.000) shares, which consist of (i) one hundred ninety-two thousand seven hundred one (192,701.000) shares of common stock, $0.0001 par value, and (ii) an aggregate of three hundred seven thousand two hundred ninety-nine (307,299.000) shares of five series of preferred stock, $0.0001 par value, consisting of ninety-five thousand four hundred and eighteen (95,418.000) shares of Series A preferred stock, $0.0001 par value; forty-nine thousand six hundred thirty-five (49,635.000) shares of Series B preferred stock, $0.0001 par value; four thousand nine hundred ten (4,910.000) shares of Series C preferred stock, $0.0001 par value; ninety-one thousand one hundred ninety-five (91,195.000) shares of Series D preferred stock, $0.0001 par value; and sixty-six thousand one hundred forty-one (66,141.000) shares of Series U preferred stock, $0.0001 par value.

The holders of common stock are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In the event of liquidation, the holders of common stock are eligible to receive the remaining assets of the Company after distribution to holders of preferred stock based on their liquidation preference. The common stock holders have no preemptive, subscription, redemption or conversion rights.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

16 Common stock (cont.)

As of September 30, 2022 and December 31, 2021, 77,057.894 and 71,963.894 shares of common stock were issued and outstanding, respectively.

The following table summarizes the Company’s common stock reserved for future issuance on an as-converted basis:

	September 30, 2022	December 31, 2021
Conversion of outstanding redeemable convertible preferred stock	307,298.151	307,298.151
Stock options issued and outstanding	—	20,187.576
Restricted stock units (vested pending settlement and unvested)	50,683.000	—
Warrants	5,301.265	6,886.027
Remaining shares available for future issuance under the ESOP Plan	—	101,457.955
Remaining shares available for future issuance under the RSU Plan	47,960.955	—

17 Revenue

The Company primarily derives subscription based revenue from customers’ access to its cloud based data intelligence platform. The customers use the platform to obtain actionable market intelligence in order to execute their digital marketing campaigns.

The following table summarizes revenue by the Company’s service offerings:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Core subscription revenue	13,838,671	12,370,733	39,773,325	26,293,063
Sale of operational products	1,727,899	2,000,617	4,691,197	4,444,798
	15,566,570	14,371,350	44,464,522	30,737,861

Disaggregation of revenue

The following table shows the disaggregation of revenue by geographic areas, as determined based on the country location of its customers:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Australia	1,503,835	1,109,466	3,706,158	2,896,579
France	2,873,770	2,152,581	8,886,656	4,377,540
India	35,181	276,783	54,357	369,014
Japan	67,908	68,528	204,533	161,339
Singapore	92,967	42,307	228,824	671,089
UAE	134,483	150,370	286,404	487,618
United Kingdom	442,671	578,271	1,188,594	1,774,996
United States	10,184,332	9,682,693	29,153,143	19,186,497
Others	231,423	310,351	755,853	813,189
	15,566,570	14,371,350	44,464,522	30,737,861

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

17 Revenue (cont.)

Three customers individually represented 45.4%, 13.5% and 11.3% of the Company’s accounts receivable balance as of September 30, 2022 and three customers individually represented 32.1%,14.1% and 11.7% of the Company’s accounts receivable balance as of December 31, 2021.

There were two customers that individually represented 30.1% and 16.0% of the Company’s revenue for the nine months ended September 30, 2022 and only one customer individually represented 28.9% of the Company’s revenue for the nine months ended September 30, 2021.

There were two customers that individually represented 29.5% and 15.4% of the Company’s revenue for the three months ended September 30, 2022 and two customers individually represented 31.1% and 10.9% of the Company’s revenue for the three months ended September 30, 2021.

Deferred revenue

Revenue recognized out of the Company’s deferred revenue balance at the beginning of the period was $1,885,156 and $249,084 for the nine months ended September 30, 2022 and 2021, respectively, and for the three months ended September 30, 2022 and 2021 was $363,750 and $94,225, respectively.

18 Income taxes

The Company is subject to United States federal and state taxes as well as other foreign income taxes.

The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company updates its estimate of the annual effective tax rate and, if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in such period.

The Company recognized income tax expense of $209,909 and $203,077 for the nine months ended September 30, 2022 and 2021, respectively, representing an effective tax rate of (-0.3%) and (-1.8%), respectively. The Company recognized income tax expense of $72,046 and $84,817 for the three months ended September 30, 2022 and 2021, respectively, representing an effective tax rate of (-0.8%) and (-1.6%), respectively. There has been no significant movement in the statutory and effective tax rate during the three and nine months ended September 30, 2022 and 2021. The estimated annual effective income tax rate is primarily driven by the valuation allowance and non-deductible expenses. The Company continues to incur U.S. operating losses and has minimal profits in some of its foreign jurisdictions.

The Company regularly assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some, or all, of its deferred tax assets will not be realized in the future. The Company evaluates and weighs all available evidence, both positive and negative, including its historic operating results, future reversals of existing deferred tax liabilities, as well as projected future taxable income. The Company will continue to regularly assess the realizability of its deferred tax assets. Changes in earnings performance and future earnings projections, among other factors, may cause the Company to adjust the valuation allowance on deferred tax assets, which could materially impact the income tax expense in the period the Company determines that these factors have changed. As of September 30, 2022, the Company continues to maintain a full valuation allowance on its deferred tax assets except in certain foreign jurisdictions.

The Company’s major tax jurisdictions are the U.S., Singapore and India and also files income tax returns in other various U.S. states and international jurisdictions. In the U.S., the statute of limitations for Internal Revenue Service examinations remains open for the Company’s federal income tax returns for fiscal years after 2018. The Company’s subsidiaries in India are open to examination by relevant taxing authorities for tax years beginning on or

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

18 Income taxes (cont.)

after April 1, 2019. The status of U.S. federal, state and foreign tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its condensed consolidated financial statements resulting from tax examinations currently in progress.

The Company’s income tax returns may be subject to examination by the taxing authorities. Because application of tax laws and regulations for many types of transactions is susceptible to varying interpretations, amounts reported in the condensed consolidated financial statements could be changed at a later date upon final determination by taxing authorities. Management believes that the Company has no uncertain income tax positions that could materially affect its condensed consolidated financial statements.

19 Net loss per share attributable to common stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net loss attributable to common stockholders	(9,216,612)	(5,317,811)	(83,452,472)	(11,475,575)
Less: Accretion to preferred stock redemption value	—	(3,393,637)	—	(13,463,002)
	(9,216,612)	(8,711,448)	(83,452,472)	(24,938,577)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	110,120.776	71,963.894	91,219.236	61,305.902
Net loss per share attributable to common stockholders, basic and diluted	(83.70)	(121.05)	(914.86)	(406.79)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect:

	September 30, 2022	September 30, 2021
Redeemable convertible preferred stock	307,298.151	307,298.151
Stock based compensation	—	45,349.911
Unvested restricted stock units	6,526.000	—
Warrants	5,301.265	6,886.027
Total	319,125.416	359,534.089

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

20 Fair value measurements

The Company measures certain financial assets and liabilities, including derivative instruments, at fair value on a recurring basis. The fair value measurements of these financial assets and liabilities were determined using the following inputs as of September 30, 2022 and December 31, 2021:

	As of September 30, 2022
	Fair value measurements at reporting date using
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant other unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Warrant liabilities(a)	—	—	3,773,305	3,773,305
	As of December 31, 2021
	Fair value measurements at reporting date using
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant other unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Warrant liabilities(a)	—	—	5,376,932	5,376,932

Assets
Marketable securities(b)	260,417	—	—	260,417

____________

(a)      Warrant liabilities

The fair value of the warrant liabilities, which are related to the detachable warrants issued in connection with the Harbert loan, were estimated using a closed-ended option pricing model utilizing assumptions related to the contractual term of the instruments, estimated volatility of the price of the Company’s common stock and current interest rates.

(b)      The fair values of the marketable securities are valued using the closing NAV.

The following table presents the changes in fair value of warrant liabilities:

	For the nine months ended
	September 30, 2022	September 30, 2021
Liability at beginning of the period	5,376,932	2,436,998
Additions	333,479	1,399,039
Change in fair value(1)	(1,937,106)	(716,180)
Liability at end of the period	3,773,305	3,119,857

____________

(1)      Changes in the fair value of warrant liabilities are reported in the condensed consolidated statements of operations. The Company has determined that no adjustments to the fair values of its instruments recorded under the fair value option for instrument-specific credit risk were required.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

20 Fair value measurements (cont.)

The Company did not make any transfers between the levels of the fair value hierarchy during the nine months ended September 30, 2022 and 2021.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value because their respective maturities are of short-term duration. The carrying value of the term loans were determined to approximate fair value due to the interest rate on the loans that approximate prevailing market interest rates as of each reporting period.

21 Strategic investments

a) XLocations Inc.

The Company invested in XLocations Inc. in the amount of $137,100 in February 2018. In May 2018, additional funding from external investors received by XLocations Inc resulted in a dilution of the Company’s equity interest from 60% to 26.25%.

Despite the equity interest of 26.25%, the Company believes it does not have the ability to significantly influence the operational and financial policies of the investee and uses the measurement alternative for equity investments without readily determinable fair values. Accordingly, the retained interest was fair valued on the date of loss of control for $637,671. The basis for the measurement of fair value for this equity investment is Level 3 in the fair value hierarchy.

The carrying value of this investment amounted to $618,171 as of September 30, 2022 and December 31, 2021. The investment is included in other assets on the condensed consolidated balance sheets. For the nine months ended September 30, 2022 and 2021, the Company assessed there was no permanent diminution in the value of the investment and accordingly, no impairment charge was recorded. There have been no upward or downward adjustments to this investment during the nine months ended September 30, 2022 and 2021.

b) Memob Plus FZ LLC

On July 2, 2021, the Company entered into a subscription and shareholders agreement to subscribe for 30 shares representing 10 percent of the issued share capital of Memob Plus FZ LLC, a free zone limited liability company incorporated in Dubai, in consideration for the payment of the aggregate amount of $2,000,000 comprising the amount of $500,000 in cash and $1,500,000 in kind consideration. The payment of the in-kind consideration deemed to have been satisfied by virtue of the execution of the Data Usage Agreement dated September 1, 2020.

The Company believes it does not have the ability to significantly influence the operational and financial policies of the investee and uses the measurement alternative for equity investments without readily determinable fair values. The carrying value of this investment amounted to $2,000,000 as of September 30, 2022 and December 31, 2021. The investment is included in other assets on the condensed consolidated balance sheets. For the nine months ended September 30, 2022, the Company assessed there was no permanent diminution in the value of the investment and accordingly, no impairment charge was recorded. There have been no upward or downward adjustments to this investment for the nine months ended September 30, 2022.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

22 Commitments and Contingencies

Commitments

The following table presents the Company’s future minimum purchase commitments at September 30, 2022. Purchase commitments primarily include contractual commitments for the purchase of data, hosting services and software as a service arrangements:

Contractual commitments
Remainder of 2022	750,000
2023	3,300,000
2024	3,600,000
7,650,000

Litigation and loss contingencies

From time to time, the Company may be subject to other legal proceedings, claims, investigations, and government inquiries (collectively, legal proceedings) in the common course of business. It may receive claims from third parties asserting, among other things, infringement of their intellectual property rights, defamation, labor and employment rights, privacy, and contractual rights. There are no currently pending legal proceedings other than the matter described below, that the Company believes will have a material adverse impact on the business or condensed consolidated financial statements.

On July 12, 2022, Near received a letter from a company called Near GmbH claiming that Near is infringing Near GmbH’s European Union trademark registration for “Near” and its corresponding business designation rights in France. Near responded to Near GmbH stating that Near had received the letter and is evaluating its contents. Near’s German trademark counsel spoke to Near GmbH’s counsel in August 2022 and discussed a potential resolution to the matter. At this time no settlement agreement has been executed, but Near believes that it is reasonably possible that a loss may be incurred. The possible loss is estimated to be between $25,000 and $75,000.

23 Related party transactions

During April 2021, the Company was formed for the purpose of reorganization by Near Pte. Ltd. Post capital reduction, the Company’s Chief Executive Officer (the “Executive”) became sole owner of Near Pte. Ltd. Transactions with Near Pte. Ltd. and its affiliates are considered to be related parties due to the Executive’s direct ownership as well as his executive position in both the Company and Near Pte. Ltd.

During the quarter ended September 30, 2022, the Company advanced to Near Pte. Ltd. an amount of $ 1,777,675 bearing interest at 2.88% per annum. The advance to related party including accrued interest of $9,817 is included in prepaid expenses and other current assets on the condensed consolidated balance sheet as of September 30, 2022. No interest was received for the three and nine months ended September 30, 2022.

During the quarter ended September 30, 2022, the Company obtained borrowings of $2,213,493 from Near India Private Limited, an affiliate of Near Pte. Ltd., bearing interest at 7% per annum. Short term borrowing to related parties including accrued interest of $45,690 is included in accrued expenses and other current liabilities on the condensed consolidated balance sheet as of September 30, 2022. The company repaid $116,575 of principal during the quarter ended September 30, 2022. No interest was paid during the quarter ended September 30, 2022.

Near Intelligence Holdings Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in $, except per share data and share count)
Unaudited

24 Subsequent events

The Company has evaluated and recognized or disclosed subsequent events, as appropriate, through January 17, 2023, which is the date these condensed consolidated financial statements were available to be issued.

During October 2022, the Company entered into an Asset Purchase Agreement (Agreement) with BehaveGuru Pty. Ltd. which is engaged in the business data driven marketing, audience curation and management services. The Company acquired customer contracts as per the Agreement, brand name, and certain employees for a total consideration equal to AUD 7,200,000 (approximately $4,711,051). Consideration would be discharged by settlement of its existing receivables equivalent to AUD 5,820,000 (approximately $3,808,099) and the remaining balance in cash. The Agreement also provided for non-competition, non-solicitation and non-disparagement.

During November 2022, the Company entered into a Financing Agreement with Blue Torch Finance LLC for senior secured term loans in an initial principal amount of up to $100 million. The proceeds of the term loans may be used for general corporate purposes and to refinance certain of the Company’s existing credit facilities. Borrowings under the Financing Agreement accrue interest at a floating rate per annum equal to the adjusted Term Secured Overnight Financing Rate (SOFR) plus 9.75% (subject to a floor set at 3.891% as of the effective date) or the Reference Rate, plus 8.75%, as the case may be. Borrowings under the Financing Agreement are scheduled to mature on November 04, 2026. In connection with the Financing Agreement, the Company granted warrants which are exercisable for an aggregate of 9,660 shares of the Company’s common stock, representing 2% of the Company’s fully diluted capitalization, with terms and conditions as set forth in the warrants. As of January 8, 2023, the Company has drawn $56 million under the Financing Agreement and anticipates drawing down an additional $15 million at the closing of the business combination with KludeIn. As of January 17, 2023, the Company has drawn $56 million under the Financing Agreement and anticipates drawing down an additional $15 million at the closing of the business combination with KludeIn.

On November 23, 2022, KludeIn issued a promissory note (the “Near Extension Note”), dated as of November 18, 2022, in the aggregate principal amount of up to $686,690, to Near. The Near Extension Note relates to the final two payments of the KludeIn’s extension funds of $343,345 each to be deposited into KludeIn’s Trust Account for each month in which the date by which KludeIn must consummate its initial business combination is extended, from July 11, 2022 until January 11, 2023. As of January 17, 2023, $686,690 has been drawn down on the Near Extension Note.

On December 23, 2022 KludeIn and Near entered into an amendment to the merger agreement dated May 18, 2022 revising the implied enterprise value for the company stockholders of approximately $675 million to approximately $575 million subject to customary closing conditions. Further, on January 17, 2023, KludeIn and Near entered into Amendment No. 3 to the merger agreement, pursuant to which the minimum cash condition to Closing was revised. As of January 17, 2023, the merger transaction is expected to close in the first quarter of 2023.

Independent Auditor’s Report

The Board of Directors,
UberMedia Inc.

Opinion

We have audited the financial statements of UberMedia Inc. (‘the Company’) which comprise the balance sheet as of December 31, 2020, and the related statement of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations, and cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KNAV P.A.

Certified Public Accountants

One Lakeside Commons Ste 850 990 Hammond Drive NE Atlanta GA 30328 T 1 678 584 1200 F 1 770 676 6082 E admin@knavcpa.com

202 2 — 1 24 - U S

In performing an audit in accordance with generally accepted auditing standards, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•        Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Atlanta, Georgia

May 23, 2022

KNAV P.A.

Certified Public Accountants

UberMedia Inc.
Balance sheet
(All amounts are stated in United States Dollars)

December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$1,422,788
Accounts receivable, net of allowance of $154,494 as of December 31, 2020	3,404,229
Other current assets	66,105
Total current assets	4,893,122

Computer and equipment, net	18,599
TOTAL ASSETS	$4,911,721

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARE AND SHAREHOLDERS’ DEFICIT
Current liabilities
Borrowings and current portion of long-term borrowings	$1,350,853
Accounts payable	1,577,685
Accrued expenses and other current liabilities	1,945,730
Total Current Liabilities	4,874,268

Long-term borrowings, less current portion	2,004,547
Derivative liabilities	959,228
Total Liabilities	7,838,043

Redeemable convertible preferred shares

Redeemable convertible preferred stock, $0.001 par value, 23,337,561 shares authorized as of December 31, 2020; 23,216,804 shares issued and outstanding as of December 31, 2020; aggregate liquidation preference of $48,372,073 as of December 31,2020	48,098,940

Shareholders’ deficit
Ordinary class A shares, $0.001 par value, 36,000,000 shares authorized as of December 31, 2020 726,178 shares issued and outstanding as of December 31, 2020	726
Ordinary class B shares, $0.001 par value, 1,000 shares authorized as of December 31, 2020 1,000 shares issued and outstanding as of December 31, 2020	1
Additional paid-in-capital	357,080
Accumulated deficit	(51,383,069)
Total Shareholders’ Deficit	(51,025,262)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND STOCKHOLDERS’ DEFICIT	$4,911,721

The accompanying notes are an integral part of these financial statements.

UberMedia Inc.
Statement of operations
(All amounts are stated in United States Dollars)

Year Ended December 31, 2020
Revenue	$17,098,190
Costs and expenses
Cost of revenue excluding depreciation and amortization	6,594,187
Product and technology	6,437,478
Sales and marketing	2,742,618
General and administrative	2,518,582
Depreciation and amortization	105,071
Total costs and expenses	18,397,936
Loss from operations	(1,299,746)
Interest expense	506,338
Changes in fair value of derivative liabilities	140,555
Loss before income tax expense	(1,946,640)
Income tax expense	17,028
Net loss attributable to equity shareholders	(1,963,668)

The accompanying notes are an integral part of these financial statements.

UberMedia Inc.
Statement of comprehensive loss
(All amounts are stated in United States Dollars)

Year Ended December 31, 2020
Net loss	(1,963,668)
Other comprehensive income	—
Total comprehensive loss attributable to equity shareholders	(1,963,668)

The accompanying notes are an integral part of these financial statements.

UberMedia Inc.
Statements of redeemable convertible preferred stock and stockholders’ deficit
(All amounts are stated in United States Dollars, except number of shares)

	Redeemable convertible preferred stock		Stockholders’ Deficit
			Ordinary shares Class A shares		Ordinary shares Class B shares		Special stock		Additional paid in capital	Accumulated deficit	Total shareholder’s deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2020	23,216,804	48,098,940	679,007	679	1,000	1	1	—	357,080	(49,419,402)	(49,060,641)
Issuance of common shares on exercise of warrants			47,170	47						—	47
Conversion of special stock into common stock			1	—			(1)	—
Net loss										(1,963,668)	(1,963,668)
Balance as of December 31, 2020	23,216,804	48,098,940	726,178	726	1,000	1	—	—	357,080	(51,383,069)	(51,025,262)

The accompanying notes are an integral part of these financial statements.

UberMedia Inc.
Statements of cash flows
(All amounts are stated in United States Dollars)

Year ended December 31, 2020
Operating activities
Net loss	(1,963,668)
Adjustments to reconcile net loss to net cash used in operating activities: Depreciation and amortization	105,071
Changes in fair value of derivative liabilities	140,555
Amortization of debt issuance costs	156,365
Allowance for doubtful debts	50,000
Property and equipment written off	(5,260)

Change in operating assets and liabilities:
Decrease in accounts receivable	1,133,673
(Increase) in prepaid expenses and other current assets	(16,474)
(Decrease) in accounts payable	(184,765)
Increase in accrued expenses and other current liabilities	449,614
Net cash used in operating activities (A)	(134,888)

Investing activities
Purchase of property and equipment	(9,479)
Net cash used in investing activities (B)	(9,479)

Financing activities
Proceeds from issuance of ordinary shares under warrants	47
Proceeds from long-term debt	1,152,910
Repayment of long-term debt	(88,000)
Net cash provided by financing activities (C)	1,064,957

Net increase in cash and cash equivalents	920,590
Cash and cash equivalents at beginning of the year	502,197
Cash and cash equivalents at end of the year	1,422,787

Supplemental cash flow information
Interest paid	347,490
Taxes paid	15,456

The accompanying notes are an integral part of these financial statements.

UberMedia Inc.
Notes to the financial statements

1       Description of business

UberMedia Inc. (hereinafter referred as “Company” or “UberMedia”) is incorporated under the laws of the state of Delaware in 2010.

UM is a leading provider of data insights and analytics solutions for organizations, research firms, universities and others. The Company is engaged in providing its customers with access to intelligence on people’s behavior in the real world by processing data with multiple jurisdictions. The Company also provides software-as-a-service (SaaS) which helps customers in end-to-end marketing automation via its technology platform, Vista. Vista specializes in aggregating, cleansing and contextualizing large data sets to inform more timely, accurate and strategic business decisions.

On February 12, 2021, the Company entered into an agreement to be acquired by Near Pte Limited, a private limited company organized under the laws of Singapore. The Company would be the accounting acquiree in this transaction and upon the consummation of the merger effective April 01, 2021.

2       Summary of significant accounting policies

a)      Basis of presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The accompanying financial statements reflect all adjustments that management considers necessary for a fair presentation of the results of operations for this year. The Company’s reporting currency is US Dollars.

b)      Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, which affect the reported amounts in the financial statements. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates, including those related to useful lives of property and equipment and intangible assets, the nature and timing of the satisfaction of performance obligations, allowance for doubtful debts, fair values of financial instruments, fair value of acquired intangible assets, share based compensation, income taxes, certain deferred tax assets and tax liabilities, and other contingent liabilities. Management believes that the estimates used in the preparation of the financial statements are reasonable. Although these estimates are inherently subject to judgment and actual results could differ from those estimates. Management believes that the estimates used in the preparation of the financial statements are reasonable.

Management has made assumptions about the possible effects of the novel coronavirus (“COVID-19”) pandemic on critical and significant accounting estimates impacting our financial statement for the year ended December 31, 2020. Although these estimates and assumptions are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates.

Any changes in estimates are adjusted prospectively in the Company’s financial statements.

b(i)   Going concern note

The Company has prepared its financial statements assuming that the Company will continue as a going concern. Given that the Company has historically generated recurring net losses and negative cash flows from operations, it may be unable to make such specified debt repayments when the balance is due. These conditions raise substantial doubt about the Company’s ability to continue as a going concern, for a period of twelve months following the date of issuance of the financial statements for the year ended December 31, 2020. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. On February 12, 2021, the Company entered into an agreement to be acquired by Near Pte Limited (“Near”) effective April 01, 2021. Near plans to provide additional funding as and when required to meet the Company’s current anticipated cash needs for at least the next twelve months, including working capital needs and various contractual obligations and accordingly, substantial doubt about the Company’s ability to continue as a going concern is alleviated.

UberMedia Inc.
Notes to the financial statements

2       Summary of significant accounting policies (cont.)

c)      Segment reporting

The Company has a single operating and reportable segment. The Company’s Chief Executive Officer is its Chief Operating Decision Maker, who reviews financial information presented on a basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. Long-lived assets outside of the United States are nil. For information regarding the Company’s revenue by geographic area, see note 15.

e)      Cash and cash equivalents

Cash and cash equivalents primarily represent balances in current bank accounts. The Company considers all short-term deposits with an original maturity of three months or less, when purchased, to be cash equivalents. Cash balances in bank accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $250,000 per financial institution per depositor at each financial institution, and the Company’s non-interest bearing cash balances may exceed federal insured limits. There are no restricted cash and cash equivalents.

f)      Financial instruments and concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The cash resources of the Company are invested with banks after an evaluation of the credit risk. By their nature, all such cash equivalents and trade receivables involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of December 31, 2020, there was no significant risk of loss in the event of non-performance of the counter parties to these cash equivalents and trade receivables.

The Company’s top 5 Customers account for 45 % of the total account receivable balance as on December 31, 2020. To reduce its credit risk on accounts receivable, the Company conducts ongoing credit evaluations of its debtors.

g)      Accounts receivables, net

Accounts receivables are stated at the amount billed to customers. The Company follows the specific identification method for recognizing allowance for doubtful debts. The management analyzes composition of the accounts receivable aging, historical bad debts, current economic trends, internal assessments of credit quality and the economic conditions in the industry, as well as in the economy as a whole and customer credit worthiness of each account receivable when evaluating the adequacy of the allowance for doubtful accounts. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. The Company charges off uncollectable amounts against the reserve in the period in which it determines they are uncollectable. Allowance for doubtful debts is included in selling, general and administrative expenses in the statement of operations.

h)      Property and equipment

Recognition and measurement

Computer and equipment are stated at cost less accumulated depreciation and amortization and accumulated impairment loss. The Company has only computers which has the estimated useful lives of two years.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

i)       Business combinations

The Company accounts for its acquisition as business combination if the assets acquired and liabilities assumed in the transaction constitute a business in accordance with Accounting Standard Codification (“ASC”) Topic 805

UberMedia Inc.
Notes to the financial statements

2       Summary of significant accounting policies (cont.)

“Business Combinations”. Such acquisitions are accounted using the acquisition method i.e., by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values.

Where the set of assets acquired and liabilities assumed doesn’t constitute a business, it is accounted for as an asset acquisition where the individual assets and liabilities are recorded at their respective relative fair values corresponding to the consideration transferred.

j)      Intangible assets — acquired technology

Intangible assets are initially recorded at fair value and stated net of accumulated amortization and impairments. The Company amortizes its intangible assets that have finite lives using either the straight-line method, or if reliably determinable, based on the pattern in which the economic benefit of the asset is expected to be utilized.

k)      Leases

Operating leases

Lease rent expenses on operating leases are charged to expense over the lease term. Certain operating lease agreements provide for scheduled rent increases over the lease term. Rent expense for such leases is recognized on a straight-line basis over the lease term.

Capital leases

Capital leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between finance charges and reduction of the lease liability based on the implicit rate of return.

l)       Impairment of long-lived assets

The Company evaluates its long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company measures the recoverability of the assets by comparing the carrying amount of such asset to the future undiscounted cash flows it expects the asset to generate. If the Company considers the asset to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value.

m)    Fair value measurements and financial instruments

The Company holds financial instruments that are measured at fair value which is determined in accordance with a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs are unadjusted quoted prices in active market for identical assets or liabilities.
Level 2:

Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active and model- derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3:

Inputs are unobservable inputs based on the Company’s assumptions and valuation techniques used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

UberMedia Inc.
Notes to the financial statements

2       Summary of significant accounting policies (cont.)

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and established a fair value hierarchy based on the inputs used to measure fair value. The recorded amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their relatively short maturities.

n)      Revenue recognition

The Company derives revenue from subscription fees and campaigning services. Revenue is recognized when, or as, the related performance obligation is satisfied by transferring the control of the promised service to a customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these services.

The Company adopts the following policy to recognize revenue from customer contracts as per ASC 606 —

(i)     Identification of the contract, or contracts, with the customer

The Company considers the terms and conditions of the contract in identifying the contracts. The Company determines a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, it has been determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, and financial information pertaining to the customer.

(ii)    Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. The Company’s performance obligations consist of (1) core subscription services and (2) professional and other services.

(iii)   Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The transaction price includes SaaS subscription fees based on the contracted usage as well as variable consideration associated with overage fees on exceeded volume limits. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of the Company’s contracts contain a significant financing component.

(iv)    Allocation of the transaction price to the performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price (“SSP”). Contracts typically have one performance obligation of providing access to the core subscription service. On occasion, contracts include professional services to customers, which are separate performance obligations. Professional services revenue has historically not been significant.

UberMedia Inc.
Notes to the financial statements

2       Summary of significant accounting policies (cont.)

(v)     Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. For subscription services, revenue is recognized as the customer is given access to the core subscription service, in an amount that reflects the consideration that the Company expects to receive in exchange for access to the services. With respect to professional services, the Company recognizes revenue as services are delivered. The Company generates all its revenue from contracts with customers.

Subscription revenue

The Company generates revenue from SaaS subscriptions to customers that enable them to access and send location related data to the Company’s cloud-based platform. Subscription arrangements with customers do not provide the customer with the right to take possession of the Company’s software at any time. Instead, customers are granted continuous access to the platform over the contractual period. A time-elapsed method is used to measure progress because the Company’s obligation is to provide continuous service over the contractual period and control is transferred evenly over the contractual period. Accordingly, the fixed consideration related to subscription revenue is recognized ratably over the contract term beginning on the date access to the subscription product is provisioned. The typical subscription term is 12 months with various payment terms ranging from monthly, quarterly to annual up-front payments. Most contracts are cancellable over the contractual term. Some customers have the option to purchase additional subscription services at a stated price. These options are evaluated on a case-by-case basis but generally do not provide a material right as they do not provide a discount to the customer that is incremental to the range of discounts typically given for the same services that are sold to a similar class of customers, even when the stand-alone selling price of the services subject to the option is highly variable.

o)      Share-based compensation

Share options granted by the Company are considered as equity-classified share option awards (“equity options”) under ASC Topic 718 — Compensation Stock Compensation. The Company issues stock-based awards to purchase common stock to employees, directors and non-employee consultants. The Company recognizes and measures compensation expense for all share-based awards based on the grant date fair value. For option awards, grant date fair value is determined under the option-pricing model (Black-Scholes Merton model). The fair value determined at the grant date is expensed over the vesting period of the stock-based awards. The Company recognizes compensation expense for stock-based awards net of estimated forfeitures. Share- based compensation recognized in the statements of operations is based on awards ultimately expected to vest. As a result, the expense has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from such estimates.

p)      Warrants

The Company follows guidance issued within FASB ASC 480, Distinguishing Liabilities from Equity, and FASB ASC 815, Derivatives and Hedging, to assist in the determination of whether warrants should be classified as liabilities or equity. Warrants to purchase shares of the Company’s common stock or preferred stock, are valued at fair value at the date of grant using the Black-Scholes option pricing method. See Note 10 for additional disclosure on warrant accounting.

q)      Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered.

UberMedia Inc.
Notes to the financial statements

2       Summary of significant accounting policies (cont.)

The Company accounts for uncertainty in tax positions recognized in the financial statements by recognizing a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry back or carry forward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute the business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the Company’s income tax provision would increase or decrease in the period in which the assessment is changed.

r)      Expenses

Set forth below is a brief description of the components of the Company’s expenses:

i.       Cost of revenue, exclusive of depreciation and amortization

Cost of revenue primarily consists of costs related to third-party hosting costs; employee-related expenses including salaries and related benefits for operations and support personnel; publishers cost; real-time data acquisition costs; and allocated overhead.

ii.      Product and technology

Product and technology expenses primarily consist of personnel-related expenses such as salaries, related benefits and share based compensation for the Company’s engineering and product/project management functions supporting research, new development, and related product enhancement departments. It also include non-personnel-related expenses such as location coverage charges, data acquisition charges, third-party server charges and allocation of the Company’s general overhead expenses.

iii.     Sales and marketing

Sales and marketing expenses primarily consist of personnel-related expenses such as salaries and related benefits for the Company’s sales, marketing, and product marketing function departments. It also includes sales commission and advertisement costs being part of business development expense.

iv.     General and administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, human resources, information technology, and legal organizations. These expenses also include non-personnel costs, such as legal, audit, accounting services, other professional fees, recruiting personnel cost, costs associated with acquisitions of businesses, as well as certain tax, license, and insurance-related expenses, and allocated overhead costs.

s)      Recent accounting standards adopted

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance

UberMedia Inc.
Notes to the financial statements

2       Summary of significant accounting policies (cont.)

to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. The adoption of ASU 2019-12 did not have a material impact on the Company’s financial statements.

t)      Recently issued accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which signifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The ASU is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2021. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this accounting standard update on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires a lessee to recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. This ASU is effective for public and private companies’ fiscal years beginning after December 15, 2018, and December 15, 2021, respectively, with early adoption permitted. The Company expects to adopt ASU 2016-02 beginning January 1, 2022 and is currently evaluating the impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. The Company is currently evaluating the impact on the Company’s financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). This guidance clarifies certain aspects of the current guidance to promote consistency among reporting of an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Company is currently evaluating the potential impact of this adoption on its financial statements.

3       Cash and cash equivalents

As at December 31, 2020
Cash and other bank balances	1,422,788
1,422,788

UberMedia Inc.
Notes to the financial statements

4       Accounts receivable, net

As at December 31, 2020
Accounts receivable, net consists of the following
Accounts receivables	3,558,723
Allowance for doubtful debts	(154,494)
Accounts receivables, net	3,404,229

The following table provides details of the Company’s allowance for doubtful receivables:

Opening balance as of January 1, 2020	250,000
Additions charged/reversal related to cost and expense, net	50,000
Provision written off	(145,506)
Closing balance as of December 31, 2020	154,494

5       Other current assets

As at December 31, 2020
Other current assets consist of the following:
Prepaid expenses	66,105
66,105

6       Computer and equipment, net

As at December 31, 2020
The components of property and equipment, net were as follows:
Computers	51,261
Total	51,261
Less: Accumulated depreciation	(32,662)
18,599

Depreciation expense relating to property and equipment amounted to $16,330 for the year ended December 31, 2020.

7       Intangibles, net

The Company’s Intangible assets are as follows:

	As of December 31, 2020
	Gross carrying amount	Accumulated amortization	Net
Acquired technology	532,450	(532,450)	—
	532,450	(532,450)	—

Amortization expense relating to Intangible assets amounted to $88,741 for the year ended December 31, 2020.

UberMedia Inc.
Notes to the financial statements

8       Borrowings

As at December 31, 2020
The Company’s borrowings are as follows:
Montage term advance, net of debt issuance costs	2,202,491
Pay Check Protection Program Loan (“PPP loan)	1,152,910
3,355,401

Current portion	1,350,853
Non-current portion	2,004,547
3,355,401
Interest expense	Year ended December 31, 2020
Interest expense, net consists of the following:
Coupon interest rate	349,973
Amortization of debt issuance costs	156,365
506,338

(a)    Montage term advances

Term I Advance:

On December 31, 2018, Montage Capital II, L.P. (“Lender”) sanctioned in the aggregate principal amount of $1,500,000 (“Term I Advance”) in two tranches:

•        On December 31, 2018 for principal amount of $1,250,000 (the “First Tranche Advance”)

•        On or prior to June 28, 2019, an additional advance of $250,000 (the “Second Tranche Advance”) at the request of the Company.

The Company has availed both the First Tranche Advance and Second Tranche Advance for Term I Advance with the maturity date of December 31, 2021. Beginning on February 1, 2020 and continuing on the first day of each month thereafter, the Company shall make principal payments of $44,000. The entire outstanding principal balance of the Term I Advance, all accrued and unpaid interest thereon, and all fees and other amounts outstanding hereunder shall be immediately due and payable on the maturity date.

Term II Advance:

Further, on August 2019, Montage Capital II, L.P has sanction additional borrowings in the aggregate principal amount of $1,500,000 (“Term II Advance”) in two tranches:

•        On August 20, 2019 for principal amount of $1,250,000 (the “First Tranche Advance”)

•        On or prior to June 30, 2020, an additional advance of $250,000 (the “Second Tranche Advance”) at the request of the Company.

Company has availed only the First Tranche Advance for Term II Advance with the maturity date of August, 2022. Beginning on February 1, 2020 and continuing on the first day of each month thereafter, the Company shall make principal payments of $37,000. The entire outstanding principal balance of the Term II Advance, all accrued and unpaid interest thereon, and all fees and other amounts outstanding hereunder shall be immediately due and payable on the maturity date.

UberMedia Inc.
Notes to the financial statements

8       Borrowings (cont.)

Term I Advance and Term II Advance:

The Term I Advance and Term II Advance are secured and bears interest at a rate 13% per annum.

Montage warrants (Refer note 10 (b)):

In connection with the Term I Advance, the Company granted the lender a warrant (the “Term I advance warrants”) exercisable to purchase the number of Shares equal to an aggregate of 1.20% of the Company’s outstanding capital stock on a Fully Diluted Basis with an expiration date of December 31, 2028 and in connection with the Term II Advance, the Company granted the lender a warrant (the “Term II advance warrants”) exercisable to purchase the number of Shares equal to an aggregate of 1% of the Company’s outstanding capital stock on a Fully Diluted Basis with an expiration date of August, 2029. Term I advance warrants and Term II advance warrants are collectively called as “Montage Warrants”.

The class and series of stock issuable upon exercise of Montage Warrant shall be, at the option of the lender, the Company’s Class A Common Stock or the series of capital stock issued by the Company in the Next Round (the “Next Round Stock”).

The initial exercise price for the Montage Warrants shall be

•        if the Shares are Next Round Stock, the lowest price per share paid by investors acquiring Next Round Stock issued in the Next Round or

•        if the Shares are the Company’s Class A Common Stock, the lesser of $0.58 or the fair market value of the Company’s Class A Common Stock as determined by the first third party 409A valuation report completed following the Issue Date (the “Next 409A Valuation”).

On and after the earlier to occur of (i) the third anniversary, (ii) the Company’s IPO, (iii), wind up of the Company or (iv) on acquisition of the Company where the holders of the Company’s securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction, then the Company shall, at the request of lender, purchase all rights that Holder has under Montage Warrant for a cash payment (the “Buyout Fee”) in the amount of (x) $312,000 if only the First Tranche Advance has been made to the Company or (y) $375,000 if the First Tranche Advance and Second Tranche Advance have been made to the Company.

In addition to the foregoing, at any time on or after the third anniversary of the Issue Date, and in the absence of an Acquisition, IPO or Wind-Up, Holder may elect to receive a portion of the Buyout Fee. In addition to the foregoing, in the event of any other sale, license, or other disposition of a portion the assets of the Company, or any reorganization, consolidation, or merger of the Company where certain of the outstanding shares of the Company’s capital stock are purchased by a third party and proceeds in excess of USD$500,000 are paid to the Company’s stockholders, but such event does not constitute an Acquisition, Holder may elect to receive a percentage of the Buyout Fee commensurate with the percentage of liquidity obtained by such stockholders.

Vide a modification in terms agreement dated April 10, 2020, with respect to Term I Advance Warrants, Warrant ownership was increased to 1.4% of the Company’s outstanding capital stock on a Fully Diluted Basis and Buyout Fees was increased to $437,750. No terms modification was made for Term II Advance Warrants. Also, with respect to Term I advance, nine months principal holiday was given and payment to begin from January 1, 2021 and in addition to monthly accrued interest, Borrower to repay $44,000 per month in principal. No terms modification was made for Term II Advance. Modification did not results in any gain or loss in the statement of operations.

UberMedia Inc.
Notes to the financial statements

8       Borrowings (cont.)

Term I Advance and Term II Advance amendment:

Subsequently, vide third amendment to loan and security agreement dated December 17, 2020, a further three months principal payment extension was given and principal payment to begin from April, 2021 to both Term I Advance and Term II Advance. Modification did not results in any gain or loss in the statement of operations.

(b)    Pay Check Protection Program loan

On April 27, 2020, the Company obtained a loan in the amount of $1,152,910 under the Pay check Protection Program pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) through Santa Cruz County Bank. The loan is guaranteed by the United States Small Business Administration (“SBA”) and, subject to certain limitations, to the extent that the loan is used for payroll, rent, or utilities during the applicable Covered Period following the disbursement of the loan, the loan may be forgiven by the SBA.

Principal and interest payments will be deferred for the first six months from the month PPP is dated. Interest will accrue at 1% during this period. Subject to the eligible forgiveness amount determined by the U.S. Small Business Administration through the Pay check Protection Program (“PPP”), any remaining principal will be amortized over the remaining term of PPP in equal monthly payments of principal and interest beginning on the seventh month from the month PPP is dated.

All remaining principal and accrued interest is due and payable 2 years from date of first disbursement. PPP loan is accounted debt as per the guidance in ASC 470.

The company applied for the forgiveness in November 2020, the same is pending as on 31 December 2020. There was no interest or principal payments due since the company applied within the deferral period.

Aggregate maturities of long-term borrowings are as follows:

Amounts
As of December 31, 2020, the aggregate maturities of long-term borrowings are as follows:
2022	3,008,910
2023	806,000
Total aggregate maturities of long term borrowings	3,814,910
Less: carrying value of unamortized borrowings financing costs	(459,509)
Net maturities of long-term borrowings	$3,355,401

9       Accrued expenses and other current liabilities

As at December 31, 2020
Accrued expenses and other current liabilities consist of the following:
Accrued employee cost	198,196
Accrued expenses	556,250
Deferred revenue	946,659
Other payables	244,625
1,945,730

UberMedia Inc.
Notes to the financial statements

10     Warrants

(a)    Blue Chip Warrants

On November 10, 2015, the Company issued warrants to Blue Chip VI LLC, Blue Chip Extension Fund LLC and Blue Chip Extension Fund 2 LLC which may be exercised to purchase up to 9,434, 9,434 and 28,302 shares of Common Stock respectively (“Blue Chip Warrants”).

As per the agreement, Blue Chip Warrants will be terminated on the earlier of the following dates — (I) immediately prior to the closing of an IPO or (ii) November 10, 2020.

Blue Chip Warrants entitles holders to purchase shares of common stock of the Company, until the Termination Date, at the Warrant Price of $0.001 per share, subject to adjustments for stock splits, stock dividends, recapitalizations, reorganization, consolidation, merger consistent with the Company’s restated certificate of incorporation.

Blue Chip Warrants were assessed under ASC 480 Distinguishing Liabilities from Equity and ASC 815 Derivatives and Hedging upon issuance and were determined to meet the requirements for equity classification. Accordingly, the Company recorded the grant date fair value to additional paid in capital upon issuance date.

In October 2020, Blue Chip Warrants were exercised to purchase aggregate of 47,170 shares of common stock at an exercise price of $0.001 per share, for an aggregate exercise price of $47.

(b)    Montage Warrants

In connection with the Montage Term Advance, the Company granted Montage Warrants. Descriptions of the Montage warrants are mentioned in the note 8 Borrowings above.

Montage Warrant has been treated as a derivative liability whereby the value of Montage Warrant is estimated at the date of grant and recorded as a derivative liability and as a discount on the Montage term advance. The warrant liability is revalued to fair value at each reporting date with the corresponding earnings (loss) reflected in the statement of operations as a change in derivative liability. The discount is amortized ratably through the original maturity date and each of the extended maturity dates.

Pursuant to the Agreement and Plan of Merger dated February 12, 2021 between the Company and Near Pte. Ltd., Montage warrants holder opted for the Buyout Fee of $437,750 for Term I Advance warrants and $312,000 for Term II advance warrants aggregating to $749,750.

This Montage warrants payable is included within “Derivative liabilities” in the balance sheets as at December 31, 2020.

(c)     Triple Point Warrants

On November 4, 2011, the Company entered into a Loan and Security Agreement with Triplepoint Capital LLC. to obtain acquisition loan facility and growth capital loan facility (“Triple Point Facilities”). Between 2011 and 2012, the Company availed the Triple Point Facilities and have been fully repaid as at April 1, 2019.

In connection with the Triple Point Facilities, the Company granted the lender a warrant (the “Triple Point Warrants”) which entitled to purchase, at the Exercise Price, aggregate 38,600 fully paid and non-assessable Warrant Stock. Warrant Stock means the shares of Common Stock or other securities issued upon exercise of Warrant. Adjustments for stock splits, stock dividends, recapitalizations, reorganization, consolidation, merger consistent with the Company’s restated certificate of incorporation.

Triple Point Warrants were assessed under ASC 480 Distinguishing Liabilities from Equity and ASC 815 Derivatives and Hedging upon issuance and were determined to meet the requirements for equity classification. Accordingly, the Company recorded the grant date fair value to additional paid in capital upon issuance date.

UberMedia Inc.
Notes to the financial statements

10     Warrants (cont.)

(d)    Venture Development Center Warrants

The Company has entered into reseller agreement dated November 6, 2015 with Venture Development Center, LLC for them to perform services for the Company (“Sales Agreement”).

Additionally, the Company entered into a warrant agreement with holder of the warrant having the issue date of November 6, 2015 entitling holder to purchase shares of common stock of the Company until the Termination Date i.e. earlier to occur of following: (I) immediately prior to the closing of an IPO or (ii) November 6, 2020. Warrant exercise price is $1.19 per share.

This Warrant may be exercised to purchase the number of shares Common Stock as per the schedule in the agreement, up to a maximum, in the aggregate, of 283,018 shares of Common Stock. Vesting of the Warrant will occur based on the revenue milestone as per the warrant agreement.

Venture Development Center Warrants has been treated as a Equity-Based Payments to Non-Employees. As at December 31, 2020 only 14,151 options are vested and $14,151 compensation expense has been recognized in paid-in capital. The Venture Development Center Warrants expired in 2020 without exercise.

11     Derivative liabilities

The estimated fair value of the Company’s derivative liabilities, all of which are related to the detachable warrants issued in connection with Montage term advance, were estimated using a closed-ended option pricing model utilizing assumptions related to the contractual term of the instruments, estimated volatility of the price of the Company’s common stock and current interest rates. The detachable warrants issued contain ratchet and anti- dilution provisions that remain in effect during the term of the warrants.

This Montage warrants payable is included within “Derivative liabilities” in the balance sheets as at December 31, 2020.

Assumptions used in calculating estimated fair value of such derivative liabilities as of December 31, 2020 is as follows:

As at December 31, 2020
Volatility – range	71%
Risk-free rate	0.08% – 0.09%
Option life	0.25 years
Exercise price	1.838 – 1.836
Number of warrants in aggregate	596,411

The following table provides a summary of the changes in fair value of the derivative financial instruments, measured at fair value on a recurring basis using significant unobservable inputs:

Amount
Opening balance as of January 1, 2020	818,673
Unrealized derivative gains included in expense/(other income) for the year	140,555
Closing balance as of December 31, 2020	959,228

UberMedia Inc.
Notes to the financial statements

11     Derivative liabilities (cont.)

Refer note 17 for details on fair valuation methodology and summary of the changes in fair value.

As at December 31, 2020
Derivative warrants liabilities	959,228

12     Redeemable convertible preferred stock

As of December 31, 2020, the Company’s redeemable convertible preference shares consisted of the following (in USD, except share amounts):

	Shares authorized	Shares issued and outstanding	Issuance price per share	Per share conversion price	Aggregate redemption amount	Carrying value, net of costs
Series A preferred stock	3,888,888	3,888,888	0.90	0.90	3,499,999	3,465,321
Series B preferred stock	2,639,080	2,639,080	1.89	1.89	5,000,001	4,982,501
Series C preferred stock	6,800,845	6,800,845	2.65	2.65	18,000,000	17,931,527
Series D preferred stock	1,120,000	1,000,000	5.00	5.00	5,000,000	5,396,377
Series E preferred stock	596,301	596,301	7.57	7.57	4,513,999	4,129,504
Series F preferred stock	4,626,414	4,625,657	2.65	2.65	12,257,991	12,093,628
Series Seed preferred stock	3,666,033	3,666,033	0.03	0.03	100,083	100,083
	23,337,561	23,216,804			48,372,073	48,098,940

As of December 31, 2020

The characteristics of the Company’s redeemable convertible preference shares are as follows:

Dividend

The holders of the Preferred Stock shall be entitled to receive, out of any assets legally available therefor, noncumulative dividends in an amount per share per annum equal to 8% of the applicable Liquidation Amount (as defined below), when, as, and if declared by the corporation’s board of directors. No dividend shall be paid on the Common Stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the Preferred Stock, and no dividends on the Class A and Class B Common Stock shall be paid unless the amount of such dividend on the Class A and Class B Common Stock is also paid on the Preferred Stock on an as converted to Class A and Class B Common Stock basis.

Voting rights

The holders of preference shares shall vote on an as-converted basis with holders of ordinary shares unless otherwise required by the act or the Company’s Articles of Association. The holders of preference shares shall have one vote for every preference share held by each such holder.

Conversion rights

Holders of preference shares shall be entitled to convert all or any of the preference shares into fully paid ordinary shares at any time at the conversion ratio of one ordinary share for every one preference share (“Conversion Price”).

Each share of Preferred Stock shall automatically be converted into shares of Class A Common Stock at the then effective Conversion Price upon a Qualified Initial Public Offering.

UberMedia Inc.
Notes to the financial statements

12     Redeemable convertible preferred stock (cont.)

In addition, each share of Preferred Stock shall automatically be converted into Class A Common Stock at the then effective Conversion Price upon the date specified by written consent of the holders of 75% of the Preferred Stock voting together as a single class, on an as converted to Class A Common Stock basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the corporation, first the holders of each series of Preferred Stock shall be entitled to receive for each outstanding share of Preferred Stock then held by them an amount equal to the applicable Liquidation Amount plus declared but unpaid dividends on such share, payable on a Pari Passu basis among the series. “Liquidation Amount” means $0.0273 per share for the Seed Round Series Preferred Stock, $0.90 per share for the Series A Preferred Stock, $1.8946 per share for the Series B Preferred Stock, $2.64673 per share for the Series C Preferred Stock, $5.00 per share for the Series D Preferred Stock, $7.57 per share for the Series E Preferred Stock and $2.65 per share for the Series F Preferred Stock (in each case, as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like).

A liquidation, dissolution or winding up of the corporation shall be deemed to be occasioned by, and to include, (i) the acquisition of the corporation by another entity by means of any transaction or series of related transactions unless, the corporation’s stockholders of record as constituted immediately prior to such acquisition will, Immediately after such acquisition (by virtue of securities issued as consideration for the corporation’s acquisition) hold at least 50% of the voting power of the surviving entity in substantially the same relative percentages after such acquisition as before such acquisition; or (ii) disposition, transfer, sale or exclusive lease or license of all or substantially all of the assets of the corporation; or (iii) issuance of shares of capital stock of the corporation, in a single transaction or series of related transactions, representing at least fifty percent (50%) of the voting power of the voting securities of the corporation.

Anti-dilution rights

The Conversion price of the preference shares will be subject to adjustment on a broad-based weighted average basis in the event that the Company issues additional shares at a purchase price less than the then current conversion price. As per the agreement, the Company is required to issue 79,275 shares to series D investors and 47,615 shares to series E investors. The Company is required to issue or settle these shares as of December 31, 2020 and has subsequently settled this during acquisition by Near Pte Ltd on April 01, 2021.

Classification

The holders of redeemable convertible preference shares have no voluntary rights to redeem their shares. The redeemable convertible preference shares have deemed liquidation provisions which require the shares to be redeemed upon a change in control or deemed liquidation event as defined above. Although the redeemable convertible preference shares are not mandatorily or currently redeemable, a Liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of redeemable convertible preference shares have been classified outside of stockholders’ deficit on the balance sheet.

Accretion of redeemable convertible preference shares

The Company records its redeemable convertible preference shares at the amount of cash proceeds received (which also approximates fair value) on the dates of issuance, net of issuance costs.

During the year ended December 31, 2020, Since the Preferred Shares will be redeemable at the time of any liquidation, dissolution or winding up including change in control which are not in the nature of currently redeemable and also it is not probable that the instrument will become redeemable in the future, so the Company has not remeasured its carrying amount of preferred stock.

UberMedia Inc.
Notes to the financial statements

13     Ordinary shares and special stock

The Company has authorized 36,001,001 shares of common stock (36,000,000 shares of Class A, 1000 shares of Class B and 1 share of Special Stock) at a par value of $0.001 as of December 31, 2020. As of December 31, 2020, 726,178 shares of Class A common stock and 1,000 shares of Class B common stock were issued and outstanding.

No dividend shall be paid on the Common Stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the Preferred Stock, and no dividends on the Class A Common Stock shall be paid unless the amount of such dividend on the Class A Common Stock is also paid on the Preferred Stock on an as-converted to Class A Common Stock basis. Dividends shall not be paid on the Class B Common Stock or Special Stock.

Upon a liquidation, dissolution or winding up of the corporation, and after payment to the holders of Preferred Stock, all assets and funds of the corporation that remain legally available shall be (i) distributed ratably among the holders of the Class A Common Stock; and (ii) the holder of the Special Stock or Class B Common Stock shall be entitled to receive for each outstanding share of Special Stock or Class B Common Stock then held by it an amount equal to the par value of such share (provided, however, that the right to receive the payment called for may be waived by the holder of the Special Stock or Class B Common Stock).

During the year, the special stock has been converted to ordinary class A shares after a resolution passed by the company.

The following table summarizes the Company’s ordinary shares reserved for future issuance on an as-converted basis:

As at December 31, 2020
Convertible preferred stocks	23,343,694
Warrants	638,071
Montage warrants	596,411
TriplePoint Capital LLC	41,660

14     Stock-based compensation

(a)    2010 STOCK PLAN

The Company adopted 2010 Stock Plan, under which the Board of Directors of the Company may issue Incentive Stock Options, Nonstatutory Stock Options and Stock Purchase Rights to employees, directors or officers of the Company. Exercise price of such options is determined by the Board of Directors of the Company at the time of grant. The maximum aggregate number of Shares which may be subject to 2010 Stock Plan is 7,503,730 Shares.

As of December 31, 2020 there were no option outstanding related to 2010 Stock Plan.

(b)    Employee benefit plans

The Company has established a savings and retirement plan for employees that permits participants to make contributions by salary deductions pursuant to Section 401(k) of the Internal Revenue Code. The Company does not provide matching contributions to 401(k).

15     Revenue

The Company derives revenue from subscription fees. The Company sells subscriptions for its cloud-based solutions through arrangements. The Company’s subscription arrangements do not provide customers with the right to take possession of the software supporting the solutions and, as a result, are accounted for as service arrangements.

UberMedia Inc.
Notes to the financial statements

15     Revenue (cont.)

The terms of the contracts are such that the services to be rendered represent a series of services that are substantially the same with the same pattern of transfer to the customer. The Company also records revenue over the period of time based on the activity of mobile users viewing the advertisements delivered by the Company, net of taxes.

Disaggregation of revenue

The following table shows the disaggregation of revenue by geographic areas, as determined based on the billing address of its customers:

Year ended December 31, 2020
United States	15,152,609
International	1,945,581
17,098,190

Deferred revenue

Deferred revenue includes that portion of revenue for which payments have been received in advance from customers. The deferred revenue are included within “Accrued expenses and other current liabilities” in the balance sheet. The revenues are recognized as (or when) the performance obligation is fulfilled under the contract with the customer. The following table summarizes the changes in the balance of deferred revenue during the year:

Year ended December 31, 2020
Balance at beginning of the year	540,730
Add: Billings during the year	2,580,277
Less: Revenue recognized during the year	(2,174,349)
Balance at end of the year	946,659

____________

*        includes revenue recognized of $ 540,730 during the year ended December 31, 2020 that was included in the deferred revenue balance at the beginning of the year.

There was only one customer that individually represented 25% of the Company’s revenue for the year ended December 31, 2020.

As of the year ended December 31, 2020, only one customer represented 24% of accounts receivable.

As of December 31, 2020, the Company expects full amount of total deferred revenue to be realized in less than a year.

16     Income taxes

The Company has recognized following tax expense for the year ended December 31, 2020.

Year ended December 31, 2020
Current:
State	17,028
Income tax expense	17,028

UberMedia Inc.
Notes to the financial statements

16     Income taxes (cont.)

The differences between the expected income tax benefit based on the statutory federal United States income tax rates and the Company’s effective tax rates are summarized below:

Year ended December 31, 2020
Pre-tax loss	(1,946,640)
Statutory tax rate	21%
Provision at the statutory tax rate	(408,794)
State income taxes	(82,238)
Non-deductible expenses	37,045
Change in valuation allowance	743,674
R&D Credit	(291,586)
Other	(18,927)
Income tax provision	17,028
Effective tax rate	1%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

As at December 31, 2020
Net operating losses carryforward	8,044,610
Reserves and allowances	34,005
Research & Development and other tax credit carryforwards	2,877,760
Disallowed interest	237,605
Accrued liabilities	11,005
Other	213,916
Net deferred tax assets before valuation allowance	11,418,902
Valuation allowance	(11,418,902)
Net deferred tax assets	—

The assessment of the realization of a deferred tax asset must be performed in the context of positive and negative evidence about a company. ASC 740-10-30-17 states that “all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.”

A valuation allowance is based on the assessment that it is more likely than not that certain deferred tax assets will be realized in the foreseeable future. The Company evaluated both positive and negative evidence including recent historical financial performance, forecasts of future income, tax planning strategies and assessments of the current and future economic and business conditions.

The Company evaluated the deferred tax asset to determine if it was more likely than not that it would be realized and concluded that a valuation allowance was required for the net deferred tax assets. A valuation allowance of $11,418,902 is offsetting deferred assets in the current year. As of December 31, 2020 the Company had federal and state net operating loss carry forwards of approximately $31,398,969 and $52,589,669 respectively which will begin to expire in 2035.

To the extent that an ownership change has occurred under Internal Revenue Code Sections 382 and 383, the Company’s use of its loss carry forwards and credit carry forwards to offset future taxable income may be limited.

UberMedia Inc.
Notes to the financial statements

16     Income taxes (cont.)

The Company recognized a $974,779 liability for unrecognized tax benefits relating to the research and development (R&D) tax credits earned by the Company. This liability was accounted for as a reduction to the deferred tax asset for R&D credits. The Company’s R&D credits expire at various dates through 2040.

The Company does not expect significant changes to the liability within the next 12 months. The company will recognize interest and penalties related to unrecognized tax benefits as income tax expense.

The Company’s income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations for many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. The Company believes that it has no uncertain income tax positions that could materially affect its financial statements at both the federal and state levels.

17     Fair value measurements

The Company measures its derivative instruments at fair value on a recurring basis. The fair value measurements of these financial liabilities were determined using the following inputs as of December 31, 2020:

	As of December 31, 2021 Fair value measurements at reporting date using
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant other unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
Liabilities
Derivative warrants liabilities(a)	—	—	959,228	959,228

____________

(a)      Derivative liabilities

The fair value of the derivative liabilities, which are related to the detachable warrants issued in connection with Montage loan, were estimated using Black Scholes option pricing model utilizing assumptions related to the option life, estimated volatility of the price of the Company’s common stock and current interest rates.

The Company did not make any transfers between the levels of the fair value hierarchy during the year ended December 31, 2020.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value because their respective maturities are of short-term duration. The carrying value of the term loan were determined to approximate fair value due to the interest rate on loan that approximate prevailing market interest rates as of the reporting period.

18     Commitments and Contingencies

Commitments

There are no commitments outstanding as of December 31, 2020.

Litigation and loss contingencies

From time to time, the Company may be subject to other legal proceedings, claims, investigations, and government inquiries (collectively, legal proceedings) in the ordinary course of business. It may receive claims from third parties asserting, among other things, infringement of their intellectual property rights, defamation, labor and employment rights, privacy, and contractual rights. There are no currently pending legal proceedings that the Company believes will have a material adverse impact on the business or financial statements.

UberMedia Inc.
Notes to the financial statements

18     Commitments and Contingencies (cont.)

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to customers, business partners, and other parties with respect to certain matters, including losses arising out of intellectual property infringement claims made by third parties, if the Company has violated applicable laws, if the Company is negligent or commits acts of willful misconduct, and other liabilities with respect to its products and services and its business. In these circumstances, payment is typically conditional on the other party making a claim pursuant to the procedures specified in the particular contract. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in its consolidated financial statements.

19     Related Party Transactions

The Company has transactions with Idealab Holdings Inc (“Idealab”), a principal owner holding more than 10% of voting interest of the company. Certain general and administrative services have been provided by Idealab Holdings Inc consisting primarily of HR services, IT services, legal services and renting of space aggregating $1,584,977 for the year ended December 31, 2020. As of December 31, 2020, the Company had payable of $ 385,691 to Idealab. This amount is included in accounts payable on the balance sheet.

20     Subsequent events

The Company has evaluated subsequent events and transactions that occurred through May 23, 2022, which represents the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any additional subsequent events that would have required adjustment or disclosure in the financial statements.

On February 12, 2021, a Agreement and Plan of Merger was entered between Near Pte. Ltd., a private limited company organized under the laws of Singapore (“Parent”), Project Aura Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), the Company and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Stockholders’ representative, agent and attorney-in-fact hereunder (the “Company Stockholders’ Representative”). Wherein Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), in accordance with this Agreement and the Delaware General Corporations Law, as amended. Regulatory review and approval was received and the transaction closed on April 1, 2021.

Pursuant to the above, Montage warrants holder opted for the Buyout Fee of $437,750 for Term I Advance warrants and $312,000 for Term II advance warrants aggregating to $749,750.

In June 2021, the Company received a letter dated June 17, 2021 from Santa Cruz County Bank confirming that the Pay check Protection Program Loan granted to us pursuant to the CARES Act in the original principal amount together with all accrued interest thereon was forgiven in full.

UberMedia Inc.

Balance sheet

(All amounts are stated in United States Dollars)

(Unaudited)

	Notes	As at March 31, 2021
Assets
Current assets
Cash and cash equivalents	3	2,707,863
Accounts receivable, net of allowance of $67,244 as of March 31, 2021	4	3,167,292
Other current assets	5	89,493
Total current assets		5,964,648

Computer and equipment, net	6	23,518
Total assets		5,988,166

Liabilities, redeemable convertible preference shares and stockholders’ deficit

Current liabilities:
Borrowings and current portion of long-term borrowings	7	2,630,709
Accounts payable		1,293,922
Accrued expenses and other current liabilities	8	2,866,872
Total current liabilities		6,791,503

Long-term borrowings, less current portion	7	766,911
Derivative liabilities		749,750
Total liabilities		8,308,164

Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.001 par value, 23,337,561 shares authorized as of March 31, 2021; 23,216,804 shares issued and outstanding as of March 31, 2021; aggregate liquidation preference of $48,372,073 as of March 31, 2021	11	48,372,073

Stockholders’ deficit
Ordinary class A shares, $0.001 par value, 36,000,000 shares authorized as of March 31, 2021; 726,178 shares issued and outstanding as of March 31, 2021	12	726
Ordinary class B shares, $0.001 par value, 1,000 shares authorized as of March 31, 2021; 1,000 shares issued and outstanding as of March 31, 2021	0	1
Additional paid-in-capital		357,080
Accumulated deficit		(51,049,878)
Total stockholders’ deficit		(50,692,071)

Total liabilities, redeemable convertible preference shares and stockholders’ deficit		5,988,166

The accompanying notes are an integral part of these special purpose financial statements.

UberMedia Inc.

Statement of operations

(All amounts are stated in United States Dollars)

(Unaudited)

Three months ended March 31, 2021
Revenue	4,789,685
Costs and expenses:
Cost of revenue excluding depreciation and amortization	1,399,124
Product and technology	1,561,596
Sales and marketing	827,318
General and administrative	459,303
Depreciation and amortization	5,743
Total costs and expenses	4,253,084
Income from operations	536,601
Interest expense	132,274
Changes in fair value of derivative liabilities	(209,478)
Income before income tax expense	613,805
Income tax expense	7,480

Net income attributable to equity stockholders	606,325

Accretion to preference shares redemption value	(273,133)
Deemed dividend to ______ preference shareholders

Net loss attributable to ordinary stockholders’	333,192

The accompanying notes are an integral part of these special purpose financial statements.

UberMedia Inc.

Statement of comprehensive income

(All amounts are stated in United States Dollars)

(Unaudited)

Three months ended March 31, 2021
Net income	606,325
Other comprehensive income	—

Total comprehensive income attributable to equity shareholders	606,325

The accompanying notes are an integral part of these special purpose financial statements.

UberMedia Inc.

Statement of redeemable convertible preferred stock and stockholders’ deficit

(All amounts are stated in United States Dollars, except number of shares)

(Unaudited)

			Stockholders’ deficit						Total stockholders’ deficit
	Redeemable convertible preferred stock		Ordinary shares Class A shares		Ordinary shares Class B shares		Additional paid in capital	Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	23,216,804	48,098,940	726,178	726	1,000	1	357,080	(51,383,069)	(51,025,262)
Accretion to preference shares redemption value from issuance date	—	273,133	—	—	—	—	—	(273,133)	(273,133)
Net income	—	—	—	—	—	—	—	606,325	606,325

Balance as of March 31, 2021	23,216,804	48,372,073	726,178	726	1,000	1	357,080	(51,049,878)	(50,692,071)

The accompanying notes are an integral part of these special purpose financial statements.

UberMedia Inc.

Statement of cash flows

(All amounts are stated in United States Dollars)

(Unaudited)

Three months ended March 31, 2021
Operating activities
Net income	606,325
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	5,743
Changes in fair value of derivative liabilities	(209,478)
Amortization of debt issuance costs	42,219

Change in operating assets and liabilities:
Decrease in accounts receivable	236,938
(Increase) in prepaid expenses and other current assets	(23,387)
(Decrease) in accounts payable	(283,765)
Increase in accrued expenses and other current liabilities	921,142
Net cash provided from operating activities (A)	1,295,737

Investing activities
Purchase of property and equipment	(10,662)
Net cash used in investing activities (B)	(10,662)

Net increase in cash and cash equivalents	1,285,075
Cash and cash equivalents at beginning of the year	1,422,787
Cash and cash equivalents at end of the year	2,707,862

Supplemental cash flow information
Interest paid	86,515
Taxes paid	7,480

The accompanying notes are an integral part of these special purpose financial statements.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

1       Description of business

UberMedia Inc. (hereinafter referred as “Company” or “UberMedia”) is incorporated under the laws of the state of Delaware in 2010.

UM is a leading provider of data insights and analytics solutions for organizations, research firms, universities and others. The Company is engaged in providing its customers with access to intelligence on people’s behavior in the real world by processing data with multiple jurisdictions. The Company also provides software-as-a-service (SaaS) which helps customers in end-to-end marketing automation via its technology platform, Vista. Vista specializes in aggregating, cleansing and contextualizing large data sets to inform more timely, accurate and strategic business decisions.

On February 12, 2021, the Company entered into an agreement to be acquired by Near Pte Limited, a private limited company organized under the laws of Singapore. The Company would be the accounting acquiree in this transaction and upon the consummation of the merger effective April 01, 2021.

2       Summary of significant accounting policies

a)      Basis of presentation

The accompanying special purpose financial statement comprises of the balance sheet as at March 31, 2021, statement of operations, statement of redeemable convertible preferred stock and stockholders’ deficit, statement of cash flow, along with the related notes to the special purpose financial information (collectively referred as “special purpose financial statement”). This special purpose financial statement has been prepared in accordance with the US generally accepted accounting principles (‘US GAAP’) to reflect all adjustments that management considers necessary for a fair presentation of the financial position, results of operations and cash flow for this period.

b) All amounts are stated in United States Dollars, unless specified otherwise.

c) The special purpose financial statement is for the period January 01, 2021 to March 31, 2021 and presented on a non-comparative basis for purposes of providing information to Near Pte Ltd. to enable it to prepare the acquisition date balance sheet of UberMedia Inc.

b)      Use of estimates

The preparation of the special purpose financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions, which affect the reported amounts in the special purpose financial statements. Estimates are based on historical experience, where applicable, and other assumptions which management believes are reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates, including those related to useful lives of property and equipment and intangible assets, the nature and timing of the satisfaction of performance obligations, allowance for doubtful debts, fair values of financial instruments, fair value of acquired intangible assets, share based compensation, income taxes, certain deferred tax assets and tax liabilities, and other contingent liabilities. Management believes that the estimates used in the preparation of the special purpose financial statements are reasonable. Although these estimates are inherently subject to judgment and actual results could differ from those estimates. Management believes that the estimates used in the preparation of the special purpose financial statements are reasonable.

Management has made assumptions about the possible effects of the novel coronavirus (“COVID-19”) pandemic on critical and significant accounting estimates impacting our special purpose financial statement for the period ended March 31, 2021. Although these estimates and assumptions are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates.

Any changes in estimates are adjusted prospectively in the Company’s special purpose financial statements.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

2       Summary of significant accounting policies (cont.)

b(i)   Going concern note

The Company has prepared its special purpose financial statements assuming that the Company will continue as a going concern. Given that the Company has historically generated recurring net losses and negative cash flows from operations, it may be unable to make such specified debt repayments when the balance is due. These conditions raise substantial doubt about the Company’s ability to continue as a going concern, for a period of twelve months following the date of issuance of the financial statements for the year ended March 31, 2021. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On February 12, 2021, the Company entered into an agreement to be acquired by Near Pte Limited (“Near”) effective April 01, 2021. Near plans to provide additional funding as and when required to meet the Company’s current anticipated cash needs for at least the next twelve months, including working capital needs and various contractual obligations and accordingly, substantial doubt about the Company’s ability to continue as a going concern is alleviated.

c)      Segment reporting

The Company has a single operating and reportable segment. The Company’s Chief Executive Officer is its Chief Operating Decision Maker, who reviews financial information presented on a basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. Long-lived assets outside of the United States are nil. For information regarding the Company’s revenue by geographic area, see note 14.

e)      Cash and cash equivalents

Cash and cash equivalents primarily represent balances in current bank accounts. The Company considers all short-term deposits with an original maturity of three months or less, when purchased, to be cash equivalents. Cash balances in bank accounts are insured by the Federal Deposit Insurance Corporation up to an aggregate of $250,000 per financial institution per depositor at each financial institution, and the Company’s non-interest bearing cash balances may exceed federal insured limits. There are no restricted cash and cash equivalents.

f)      Financial instruments and concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The cash resources of the Company are invested with banks after an evaluation of the credit risk. By their nature, all such cash equivalents and trade receivables involve risk including the credit risk of non-performance by counter parties. In management’s opinion, as of March 31, 2021, there was no significant risk of loss in the event of non-performance of the counter parties to these cash equivalents and trade receivables.

The Company’s top 5 Customers account for 44% of the total account receivable balance as on March 31, 2021. To reduce its credit risk on accounts receivable, the Company conducts ongoing credit evaluations of its debtors.

g)      Accounts receivables, net

Accounts receivables are stated at the amount billed to customers. The Company follows the specific identification method for recognizing allowance for doubtful debts. The management analyzes composition of the accounts receivable aging, historical bad debts, current economic trends, internal assessments of credit quality and the economic conditions in the industry, as well as in the economy as a whole and customer credit worthiness of each account receivable when evaluating the adequacy of the allowance for doubtful accounts. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. The Company charges off uncollectable amounts against the reserve in the period in which it determines they are uncollectable. Allowance for doubtful debts is included in selling, general and administrative expenses in the statement of operations.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

2       Summary of significant accounting policies (cont.)

h)      Computer and equipment

Recognition and measurement

Computer and equipment are stated at cost less accumulated depreciation and amortization and accumulated impairment loss. The Company has only computers which has the estimated useful lives of two years.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

i)       Business combinations

The Company accounts for its acquisition as business combination if the assets acquired and liabilities assumed in the transaction constitute a business in accordance with Accounting Standard Codification (“ASC”) Topic 805 “Business Combinations”. Such acquisitions are accounted using the acquisition method i.e., by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, and any non-controlling interest in the acquired business, measured at their acquisition date fair values.

Where the set of assets acquired and liabilities assumed doesn’t constitute a business, it is accounted for as an asset acquisition where the individual assets and liabilities are recorded at their respective relative fair values corresponding to the consideration transferred.

j)      Intangible assets — acquired technology

Intangible assets are initially recorded at fair value and stated net of accumulated amortization and impairments. The Company amortizes its intangible assets that have finite lives using either the straight-line method, or if reliably determinable, based on the pattern in which the economic benefit of the asset is expected to be utilized.

Amortization is recorded over the estimated useful lives, which for acquired technology is 3 years. The Company evaluates the recoverability of its definite lived intangible assets whenever events or changes in circumstances or business conditions indicate that the carrying value of these assets may not be recoverable based on expectations of future undiscounted cash flows for each asset group. If the carrying value of an asset or asset group exceeds its undiscounted cash flows, the Company estimates the fair value of the assets, generally utilizing a discounted cash flow analysis based on the present value of estimated future cash flows to be generated by the assets using a risk-adjusted discount rate. To estimate the fair value of the assets, the Company uses market participant assumptions pursuant to ASC 820, Fair Value Measurements.

k)      Leases

Operating leases

Lease rent expenses on operating leases are charged to expense over the lease term. Certain operating lease agreements provide for scheduled rent increases over the lease term. Rent expense for such leases is recognized on a straight-line basis over the lease term.

Capital leases

Capital leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between finance charges and reduction of the lease liability based on the implicit rate of return.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

2       Summary of significant accounting policies (cont.)

l)       Impairment of long-lived assets

The Company evaluates its long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company measures the recoverability of the assets by comparing the carrying amount of such asset to the future undiscounted cash flows it expects the asset to generate. If the Company considers the asset to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value.

m)    Fair value measurements and financial instruments

The Company holds financial instruments that are measured at fair value which is determined in accordance with a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs are unadjusted quoted prices in active market for identical assets or liabilities.
Level 2:

Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active and model- derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3:

Inputs are unobservable inputs based on the Company’s assumptions and valuation techniques used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and established a fair value hierarchy based on the inputs used to measure fair value. The recorded amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their relatively short maturities.

n)      Revenue recognition

The Company derives revenue from subscription fees and campaigning services. Revenue is recognized when, or as, the related performance obligation is satisfied by transferring the control of the promised service to a customer. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these services.

The Company adopts the following policy to recognize revenue from customer contracts as per ASC 606 -

(i)     Identification of the contract, or contracts, with the customer

The Company considers the terms and conditions of the contract in identifying the contracts. The Company determines a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, it has been determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, and financial information pertaining to the customer.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

2       Summary of significant accounting policies (cont.)

(ii)    Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. The Company’s performance obligations consist of (1) core subscription services and (2) professional and other services.

(iii)   Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The transaction price includes SaaS subscription fees based on the contracted usage as well as variable consideration associated with overage fees on exceeded volume limits. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of the Company’s contracts contain a significant financing component.

(iv)    Allocation of the transaction price to the performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price (“SSP”). Contracts typically have one performance obligation of providing access to the core subscription service. On occasion, contracts include professional services to customers, which are separate performance obligations. Professional services revenue has historically not been significant.

(v)     Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. For subscription services, revenue is recognized as the customer is given access to the core subscription service, in an amount that reflects the consideration that the Company expects to receive in exchange for access to the services. With respect to professional services, the Company recognizes revenue as services are delivered. The Company generates all its revenue from contracts with customers.

Subscription revenue

The Company generates revenue from SaaS subscriptions to customers that enable them to access and send location related data to the Company’s cloud-based platform. Subscription arrangements with customers do not provide the customer with the right to take possession of the Company’s software at any time. Instead, customers are granted continuous access to the platform over the contractual period. A time-elapsed method is used to measure progress because the Company’s obligation is to provide continuous service over the contractual period and control is transferred evenly over the contractual period. Accordingly, the fixed consideration related to subscription revenue is recognized ratably over the contract term beginning on the date access to the subscription product is provisioned. The typical subscription term is 12 months with various payment terms ranging from monthly, quarterly to annual up-front payments. Most contracts are cancellable over the contractual term. Some customers have the option to purchase additional subscription services at a stated price. These options are evaluated on a case-by-case basis but generally do not provide a material right as they do not provide a discount to the customer that is incremental to the range of discounts typically given for the same services that are sold to a similar class of customers, even when the stand-alone selling price of the services subject to the option is highly variable.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

2       Summary of significant accounting policies (cont.)

o)      Share-based compensation

Share options granted by the Company are considered as equity-classified share option awards (“equity options”) under ASC Topic 718 — Compensation — Stock Compensation. The Company issues stock-based awards to purchase common stock to employees, directors and non-employee consultants. The Company recognizes and measures compensation expense for all share-based awards based on the grant date fair value. For option awards, grant date fair value is determined under the option-pricing model (Black-Scholes Merton model). The fair value determined at the grant date is expensed over the vesting period of the stock-based awards. The Company recognizes compensation expense for stock-based awards net of estimated forfeitures. Share-based compensation recognized in the statements of operations is based on awards ultimately expected to vest. As a result, the expense has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from such estimates.

p)      Warrants

The Company follows guidance issued within FASB ASC 480, Distinguishing Liabilities from Equity, and FASB ASC 815, Derivatives and Hedging, to assist in the determination of whether warrants should be classified as liabilities or equity. Warrants to purchase shares of the Company’s common stock or preferred stock, are valued at fair value at the date of grant using the Black-Scholes option pricing method. See Note 9 for additional disclosure on warrant accounting.

q)      Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered.

The Company accounts for uncertainty in tax positions recognized in the financial statements by recognizing a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry back or carry forward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company’s judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute the business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the Company’s income tax provision would increase or decrease in the period in which the assessment is changed.

r)      Expenses

Set forth below is a brief description of the components of the Company’s expenses:

i.       Cost of revenue, exclusive of depreciation and amortization

Cost of revenue primarily consists of costs related to third-party hosting costs; employee-related expenses including salaries and related benefits for operations and support personnel; publishers cost; real-time data acquisition costs; and allocated overhead.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

2       Summary of significant accounting policies (cont.)

ii.      Product and technology

Product and technology expenses primarily consist of personnel-related expenses such as salaries, related benefits and share based compensation for the Company’s engineering and product/project management functions supporting research, new development, and related product enhancement departments. It also include non-personnel-related expenses such as location coverage charges, data acquisition charges, third-party server charges and allocation of the Company’s general overhead expenses.

iii.     Sales and marketing

Sales and marketing expenses primarily consist of personnel-related expenses such as salaries and related benefits for the Company’s sales, marketing, and product marketing function departments. It also includes sales commission and advertisement costs being part of business development expense.

iv.     General and administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, human resources, information technology, and legal organizations. These expenses also include non-personnel costs, such as legal, audit, accounting services, other professional fees, recruiting personnel cost, costs associated with acquisitions of businesses, as well as certain tax, license, and insurance-related expenses, and allocated overhead costs.

s)      Recent accounting standards adopted

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. The adoption of ASU 2019-12 did not have a material impact on the Company’s financial statements.

t)      Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires a lessee to recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. This ASU is effective for public and private companies’ fiscal years beginning after December 15, 2018, and December 15, 2021, respectively, with early adoption permitted. The Company expects to adopt ASU 2016-02 beginning January 1, 2022 and is currently evaluating the impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. The Company is currently evaluating the impact on the Company’s financial statements.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

2       Summary of significant accounting policies (cont.)

In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which signifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The ASU is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2021. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this accounting standard update on its financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). This guidance clarifies certain aspects of the current guidance to promote consistency among reporting of an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Company is currently evaluating the potential impact of this adoption on its financial statements.

3       Cash and cash equivalents

As at March 31, 2021
Cash and other bank balances	2,707,863
2,707,863

4       Accounts receivable, net

Accounts receivable, net consists of the following

As at March 31, 2021
Accounts receivables	3,234,536
Allowance for doubtful debts	(67,244)
Accounts receivables, net	3,167,292

The following table provides details of the Company’s allowance for doubtful receivables:

Opening balance as of January 1, 2021	154,494
Additions charged/reversal released to cost and expense, net	—
Provision written off	(87,250)
Closing balance as of March 31, 2021	67,244

UberMedia Inc.
Notes to the financial statements
(Unaudited)

5       Other current assets

Other current assets consist of the following:

As at March 31, 2021
Prepaid expenses	56,859
Deposits	32,634
89,493

6       Computer and equipment, net

The components of computer and equipment, net were as follows:

As at March 31, 2021
Computers	61,924
Total	61,924
Less : Accumulated depreciation	(38,405)
23,518

Depreciation expense relating to property and equipment amounted to $5,743 for the period ended March 31, 2021.

7       Borrowings

The Company’s borrowings are as follows:

As at March 31, 2021
Montage term advance, net of debt issuance costs	2,234,539
Pay Check Protection Program Loan (“PPP loan”)	1,163,081
3,397,620
Current portion	2,630,709
Non-current portion	766,911
3,397,620

Interest expense

Interest expense, net consists of the following:

Three months ended March 31, 2021
Coupon interest rate	90,055
Amortization of debt issuance costs	42,219
132,274

UberMedia Inc.
Notes to the financial statements
(Unaudited)

7       Borrowings (cont.)

(a)    Montage term advances

Term I Advance:

On December 31, 2018, Montage Capital II, L.P. (“Lender”) sanctioned in the aggregate principal amount of $1,500,000 (“Term I Advance”) in two tranches:

•        On December 31, 2018 for principal amount of $1,250,000 (the “First Tranche Advance”)

•        On or prior to June 28, 2019, an additional advance of $250,000 (the “Second Tranche Advance”) at the request of the Company.

The Company has availed both the First Tranche Advance and Second Tranche Advance for Term I Advance with the maturity date of December 31, 2021. Beginning on February 1, 2020 and continuing on the first day of each month thereafter, the Company shall make principal payments of $44,000. The entire outstanding principal balance of the Term I Advance, all accrued and unpaid interest thereon, and all fees and other amounts outstanding hereunder shall be immediately due and payable on the maturity date.

Term II Advance:

Further, on August 2019, Montage Capital II, L.P has sanction additional borrowings in the aggregate principal amount of $1,500,000 (“Term II Advance”) in two tranches:

•        On August 20, 2019 for principal amount of $1,250,000 (the “First Tranche Advance”)

•        On or prior to June 30, 2020, an additional advance of $250,000 (the “Second Tranche Advance”) at the request of the Company.

Company has availed only the First Tranche Advance for Term II Advance with the maturity date of August, 2022. Beginning on February 1, 2020 and continuing on the first day of each month thereafter, the Company shall make principal payments of $37,000. The entire outstanding principal balance of the Term II Advance, all accrued and unpaid interest thereon, and all fees and other amounts outstanding hereunder shall be immediately due and payable on the maturity date

Term I Advance and Term II Advance:

The Term I Advance and Term II Advance are secured and bears interest at a rate 13% per annum.

Montage warrants (Refer note 10 (b)):

In connection with the Term I Advance, the Company granted the lender a warrant (the “Term I advance warrants”) exercisable to purchase the number of Shares equal to an aggregate of 1.20% of the Company’s outstanding capital stock on a Fully Diluted Basis with an expiration date of December 31, 2028 and in connection with the Term II Advance, the Company granted the lender a warrant (the “Term II advance warrants”) exercisable to purchase the number of Shares equal to an aggregate of 1% of the Company’s outstanding capital stock on a Fully Diluted Basis with an expiration date of August, 2029. Term I advance warrants and Term II advance warrants are collectively called as “Montage Warrants”.

The class and series of stock issuable upon exercise of Montage Warrant shall be, at the option of the lender, the Company’s Class A Common Stock or the series of capital stock issued by the Company in the Next Round (the “Next Round Stock”).

UberMedia Inc.
Notes to the financial statements
(Unaudited)

7       Borrowings (cont.)

The initial exercise price for the Montage Warrants shall be

•        if the Shares are Next Round Stock, the lowest price per share paid by investors acquiring Next Round Stock issued in the Next Round or

•        if the Shares are the Company’s Class A Common Stock, the lesser of $0.58 or the fair market value of the Company’s Class A Common Stock as determined by the first third party 409A valuation report completed following the Issue Date (the “Next 409A Valuation”).

On and after the earlier to occur of (i) the third anniversary, (ii) the Company’s IPO, (iii), wind up of the Company or (iv) on acquisition of the Company where the holders of the Company’s securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction, then the Company shall, at the request of lender, purchase all rights that Holder has under Montage Warrant for a cash payment (the “Buyout Fee”) in the amount of (x) $312,000 if only the First Tranche Advance has been made to the Company or (y) $375,000 if the First Tranche Advance and Second Tranche Advance have been made to the Company.

In addition to the foregoing, at any time on or after the third anniversary of the Issue Date, and in the absence of an Acquisition, IPO or Wind-Up, Holder may elect to receive a portion of the Buyout Fee. In addition to the foregoing, in the event of any other sale, license, or other disposition of a portion the assets of the Company, or any reorganization, consolidation, or merger of the Company where certain of the outstanding shares of the Company’s capital stock are purchased by a third party and proceeds in excess of USD$500,000 are paid to the Company’s stockholders, but such event does not constitute an Acquisition, Holder may elect to receive a percentage of the Buyout Fee commensurate with the percentage of liquidity obtained by such stockholders.

Vide a modification in terms agreement dated April 10, 2020, with respect to Term I Advance Warrants, Warrant ownership was increased to 1.4% of the Company’s outstanding capital stock on a Fully Diluted Basis and Buyout Fees was increased to $437,750. No terms modification was made for Term II Advance Warrants. Also, with respect to Term I advance, nine months principal holiday was given and payment to begin from January 1, 2021 and in addition to monthly accrued interest, Borrower to repay $44,000 per month in principal. No terms modification was made for Term II Advance. Modification did not results in any gain or loss in the statement of operations.

Term I Advance and Term II Advance amendment:

Subsequently, vide third amendment to loan and security agreement dated December 17, 2020, a further three months principal payment extension was given and principal payment to begin from April, 2021 to both Term I Advance and Term II Advance. Modification did not results in any gain or loss in the statement of operations.

(b)    Pay Check Protection Program loan

On April 27, 2020, the Company obtained a loan in the amount of $1,152,910 under the Pay check Protection Program pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) through Santa Cruz County Bank. The loan is guaranteed by the United States Small Business Administration (“SBA”) and, subject to certain limitations, to the extent that the loan is used for payroll, rent, or utilities during the applicable Covered Period following the disbursement of the loan, the loan may be forgiven by the SBA.

Principal and interest payments will be deferred for the first six months from the month PPP is dated. Interest will accrue at 1% during this period. Subject to the eligible forgiveness amount determined by the U.S. Small Business Administration through the Pay check Protection Program (“PPP”), any remaining principal will be amortized over the remaining term of PPP in equal monthly payments of principal and interest beginning on the seventh month from the month PPP is dated.

All remaining principal and accrued interest is due and payable 2 years from date of first disbursement. PPP loan is accounted debt as per the guidance in ASC 470.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

7       Borrowings (cont.)

The company applied for the forgiveness in November 2020, the same is pending as on March 31, 2021. There was no interest or principal payments due since the company applied within the deferral period.

Aggregate maturities of long-term borrowings are as follows:

As of March 31, 2021, the aggregate maturities of long-term borrowings are as follows:

Amounts
March 31, 2022	3,008,910
March 31, 2023	806,000
Total aggregate maturities of long-term borrowings	3,814,910
Less: carrying value of unamortized borrowings financing costs	(417,290)
Net maturities of long-term borrowings	3,397,620

8       Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

As at March 31, 2021
Accrued employee cost	310,173
Accrued expenses	465,000
Deferred revenue	1,874,183
Other payables	217,517
2,866,872

9       Warrants

(a)    Blue Chip Warrants

On November 10, 2015, the Company issued warrants to Blue Chip VI LLC, Blue Chip Extension Fund LLC and Blue Chip Extension Fund 2 LLC which may be exercised to purchase up to 9,434, 9,434 and 28,302 shares of Common Stock respectively (“Blue Chip Warrants”).

As per the agreement, Blue Chip Warrants will be terminated on the earlier of the following dates - (I) immediately prior to the closing of an IPO or (ii) November 10, 2020.

Blue Chip Warrants entitles holders to purchase shares of common stock of the Company, until the Termination Date, at the Warrant Price of $0.001 per share, subject to adjustments for stock splits, stock dividends, recapitalizations, reorganization, consolidation, merger consistent with the Company’s restated certificate of incorporation.

Blue Chip Warrants were assessed under ASC 480 Distinguishing Liabilities from Equity and ASC 815 Derivatives and Hedging upon issuance and were determined to meet the requirements for equity classification. Accordingly, the Company recorded the grant date fair value to additional paid in capital upon issuance date.

In October 2020, Blue Chip Warrants were exercised to purchase aggregate of 47,170 shares of common stock at an exercise price of $0.001 per share, for an aggregate exercise price of $47. There were no blue chip warrants outstanding as of March 31, 2021.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

9       Warrants (cont.)

(b)    Montage Warrants

In connection with the Montage Term Advance, the Company granted Montage Warrants. Descriptions of the Montage warrants are mentioned in the note 7 Borrowings above.

Montage Warrant has been treated as a derivative liability whereby the value of Montage Warrant is estimated at the date of grant and recorded as a derivative liability and as a discount on the Montage term advance. The warrant liability is revalued to fair value at each reporting date with the corresponding earnings (loss) reflected in the statement of operations as a change in derivative liability. The discount is amortized ratably through the original maturity date and each of the extended maturity dates.

Pursuant to the Agreement and Plan of Merger dated February 12, 2021 between the Company and Near Pte. Ltd., Montage warrants holder opted for the Buyout Fee of $437,750 for Term I Advance warrants and $312,000 for Term II advance warrants aggregating to $749,750.

This Montage warrants payable is included within “Derivative liabilities” in the balance sheets as at March 31, 2021.

(c)     Triple Point Warrants

On November 4, 2011, the Company entered into a Loan and Security Agreement with Triplepoint Capital LLC. to obtain acquisition loan facility and growth capital loan facility (“Triple Point Facilities”). Between 2011 and 2012, the Company availed the Triple Point Facilities and have been fully repaid as at April 1, 2019.

In connection with the Triple Point Facilities, the Company granted the lender a warrant (the “Triple Point Warrants”) which entitled to purchase, at the Exercise Price, aggregate 38,600 fully paid and non-assessable Warrant Stock. Warrant Stock means the shares of Common Stock or other securities issued upon exercise of Warrant. Adjustments for stock splits, stock dividends, recapitalizations, reorganization, consolidation, merger consistent with the Company’s restated certificate of incorporation.

Triple Point Warrants were assessed under ASC 480 Distinguishing Liabilities from Equity and ASC 815 Derivatives and Hedging upon issuance and were determined to meet the requirements for equity classification. Accordingly, the Company recorded the grant date fair value to additional paid in capital upon issuance date.

(d)    Venture Development Center Warrants

The Company has entered into reseller agreement dated November 6, 2015 with Venture Development Center, LLC for them to perform services for the Company (“Sales Agreement”).

Additionally, the Company entered into a warrant agreement with holder of the warrant having the issue date of November 6, 2015 entitling holder to purchase shares of common stock of the Company until the Termination Date i.e. earlier to occur of following: (I) immediately prior to the closing of an IPO or (ii) November 6, 2020. Warrant exercise price is $1.19 per share.

This Warrant may be exercised to purchase the number of shares Common Stock as per the schedule in the agreement, up to a maximum, in the aggregate, of 283,018 shares of Common Stock. Vesting of the warrant will occur based on the revenue milestone as per the warrant agreement.

Venture Development Center Warrants has been treated as a Equity-Based Payments to Non-Employees. Till December 2020, only 14,151 options are vested and $14,151 compensation expense has been recognized in paid-in capital. The Venture Development Center Warrants expired in 2020 without exercise. There was no movement in the options for the three months period ended March 31, 2021.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

10     Derivative liabilities

The estimated fair value of the Company’s derivative liabilities, all of which are related to the detachable warrants issued in connection with Montage term advance, were estimated using a closed-ended option pricing model utilizing assumptions related to the contractual term of the instruments, estimated volatility of the price of the Company’s common stock and current interest rates. The detachable warrants issued contain ratchet and anti-dilution provisions that remain in effect during the term of the warrants.

Pursuant to the Agreement and Plan of Merger dated February 12, 2021 between the Company and Near Pte. Ltd., Montage warrants holder opted for the Buyout Fee aggregating to $749,750. This Montage warrants payable is included within “Derivative liabilities” in the balance sheets as at March 31, 2021.

This Montage warrants payable is included within “Derivative liabilities” in the balance sheets as at March 31, 2021.

The following table provides a summary of the changes in fair value of the derivative financial instruments, measured at fair value on a recurring basis using significant unobservable inputs:

Amount
Closing balance as of December 31, 2020	959,228
Unrealized derivative gains included in other income for the period	(209,478)
Closing balance as of March 31, 2021	749,750
As at March 31, 2021
Derivative warrants liabilities	749,750

11     Redeemable convertible preferred stock

As of March 31, 2021, the Company’s redeemable convertible preference shares consisted of the following (in USD, except share amounts):

As of March 31, 2021

	Shares authorized	Shares issued and outstanding	Issuance price per share	Per share conversion price	Aggregate redemption amount	Carrying value
Series A preferred stock	3,888,888	3,888,888	0.90	0.90	3,499,999	3,499,999
Series B preferred stock	2,639,080	2,639,080	1.89	1.89	5,000,001	5,000,001
Series C preferred stock	6,800,845	6,800,845	2.65	2.65	18,000,000	18,000,000
Series D preferred stock	1,120,000	1,000,000	5.00	5.00	5,000,000	5,000,000
Series E preferred stock	596,301	596,301	7.57	7.57	4,513,999	4,513,999
Series F preferred stock	4,626,414	4,625,657	2.65	2.65	12,257,991	12,257,991
Series Seed preferred stock	3,666,033	3,666,033	0.03	0.03	100,083	100,083
	23,337,561	23,216,804			48,372,073	48,372,073

The characteristics of the Company’s redeemable convertible preference shares are as follows:

Dividend

The holders of the Preferred Stock shall be entitled to receive, out of any assets legally available therefor, noncumulative dividends in an amount per share per annum equal to 8% of the applicable Liquidation Amount (as defined below), when, as, and if declared by the corporation’s board of directors. No dividend shall be paid on the Common Stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have

UberMedia Inc.
Notes to the financial statements
(Unaudited)

11     Redeemable convertible preferred stock (cont.)

been declared and paid on the Preferred Stock, and no dividends on the Class A and Class B Common Stock shall be paid unless the amount of such dividend on the Class A and Class B Common Stock is also paid on the Preferred Stock on an as converted to Class A and Class B Common Stock basis.

Voting rights

The holders of preference shares shall vote on an as-converted basis with holders of ordinary shares unless otherwise required by the act or the Company’s Articles of Association. The holders of preference shares shall have one vote for every preference share held by each such holder.

Conversion rights

Holders of preference shares shall be entitled to convert all or any of the preference shares into fully paid ordinary shares at any time at the conversion ratio of one ordinary share for every one preference share (“Conversion Price”).

Each share of Preferred Stock shall automatically be converted into shares of Class A Common Stock at the then effective Conversion Price upon a Qualified Initial Public Offering.

In addition, each share of Preferred Stock shall automatically be converted into Class A Common Stock at the then effective Conversion Price upon the date specified by written consent of the holders of 75% of the Preferred Stock voting together as a single class, on an as converted to Class A Common Stock basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the corporation, first the holders of each series of Preferred Stock shall be entitled to receive for each outstanding share of Preferred Stock then held by them an amount equal to the applicable Liquidation Amount plus declared but unpaid dividends on such share, payable on a Pari Passu basis among the series. “Liquidation Amount” means $0.0273 per share for the Seed Round Series Preferred Stock, $0.90 per share for the Series A Preferred Stock, $1.8946 per share for the Series B Preferred Stock, $2.64673 per share for the Series C Preferred Stock, $5.00 per share for the Series D Preferred Stock, $7.57 per share for the Series E Preferred Stock and $2.65 per share for the Series F Preferred Stock (in each case, as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like).

A liquidation, dissolution or winding up of the corporation shall be deemed to be occasioned by, and to include, (i) the acquisition of the corporation by another entity by means of any transaction or series of related transactions unless, the corporation’s stockholders of record as constituted immediately prior to such acquisition will, Immediately after such acquisition (by virtue of securities issued as consideration for the corporation’s acquisition) hold at least 50% of the voting power of the surviving entity in substantially the same relative percentages after such acquisition as before such acquisition; or (ii) disposition, transfer, sale or exclusive lease or license of all or substantially all of the assets of the corporation; or (iii) issuance of shares of capital stock of the corporation, in a single transaction or series of related transactions, representing at least fifty percent (50%) of the voting power of the voting securities of the corporation.

Anti-dilution rights

The Conversion price of the preference shares will be subject to adjustment on a broad-based weighted average basis in the event that the Company issues additional shares at a purchase price less than the then current conversion price. As per the agreement, the Company is required to issue 79,275 shares to series D investors and 47,615 shares to series E investors. The Company is required to issue or settle these shares during the year ended 2020 and has subsequently settled this during acquisition by Near Pte Ltd on April 01, 2021.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

11     Redeemable convertible preferred stock (cont.)

Classification

The holders of redeemable convertible preference shares have no voluntary rights to redeem their shares. The redeemable convertible preference shares have deemed liquidation provisions which require the shares to be redeemed upon a change in control or deemed liquidation event as defined above. Although the redeemable convertible preference shares are not mandatorily or currently redeemable, a Liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of redeemable convertible preference shares have been classified outside of stockholders’ deficit on the balance sheet.

Accretion of redeemable convertible preference shares

The Company records its redeemable convertible preference shares at the amount of cash proceeds received (which also approximates fair value) on the dates of issuance, net of issuance costs.

During the period ended March 31, 2021, due to the transaction with Near Pte Ltd, the Preferred Shares will become redeemable at the time of any liquidation, dissolution or winding up including change in control. Change of control has become probable and the instrument will become redeemable for the period ended March 31, 2021, so the Company has remeasured its carrying amount of preferred stock at its individual liquidated amount.

12     Ordinary shares and special stock

The Company has authorized 36,001,001 shares of common stock (36,000,000 shares of Class A, 1000 shares of Class B and 1 share of Special Stock) at a par value of $0.001 as of March 31, 2021. As of March 31, 2021, 726,178 shares of Class A common stock and 1,000 shares of Class B common stock were issued and outstanding.

No dividend shall be paid on the Common Stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the Preferred Stock, and no dividends on the Class A Common Stock shall be paid unless the amount of such dividend on the Class A Common Stock is also paid on the Preferred Stock on an as-converted to Class A Common Stock basis. Dividends shall not be paid on the Class B Common Stock or Special Stock.

Upon a liquidation, dissolution or winding up of the corporation, and after payment to the holders of Preferred Stock, all assets and funds of the corporation that remain legally available shall be (i) distributed ratably among the holders of the Class A Common Stock; and (ii) the holder of the Special Stock or Class B Common Stock shall be entitled to receive for each outstanding share of Special Stock or Class B Common Stock then held by it an amount equal to the par value of such share (provided, however, that the right to receive the payment called for may be waived by the holder of the Special Stock or Class B Common Stock).

The following table summarizes the Company’s ordinary shares reserved for future issuance on an as-converted basis:

As at March 31, 2021
Convertible preferred stocks	23,343,694
Warrants	638,071
Montage warrants	596,411
TriplePoint Capital LLC	41,660

UberMedia Inc.
Notes to the financial statements
(Unaudited)

13     Stock-based compensation

(a)    2010 STOCK PLAN

The Company adopted 2010 Stock Plan, under which the Board of Directors of the Company may issue Incentive Stock Options, Nonstatutory Stock Options and Stock Purchase Rights to employees, directors or officers of the Company. Exercise price of such options is determined by the Board of Directors of the Company at the time of grant. The maximum aggregate number of Shares which may be subject to 2010 Stock Plan is 7,503,730 Shares.

As of March 31, 2021 there were no option outstanding related to 2010 Stock Plan.

(b)    Employee benefit plans

The Company has established a savings and retirement plan for employees that permits participants to make contributions by salary deductions pursuant to Section 401(k) of the Internal Revenue Code. The Company does not provide matching contributions to 401(k).

14     Revenue

The Company derives revenue from subscription fees. The Company sells subscriptions for its cloud-based solutions through arrangements. The Company’s subscription arrangements do not provide customers with the right to take possession of the software supporting the solutions and, as a result, are accounted for as service arrangements. The terms of the contracts are such that the services to be rendered represent a series of services that are substantially the same with the same pattern of transfer to the customer. The Company also records revenue over the period of time based on the activity of mobile users viewing the advertisements delivered by the Company, net of taxes.

Disaggregation of revenue

The following table shows the disaggregation of revenue by geographic areas, as determined based on the billing address of its customers:

Three months ended March 31, 2021
United States	3,917,127
International	872,558
4,789,685

Deferred revenue

Deferred revenue include that portion of revenue for which payments have been received in advance from customers. The deferred revenue are included within “Accrued expenses and other current liabilities” in the balance sheet. The revenues are recognized as (or when) the performance obligation is fulfilled under the contract with the customer. The following table summarizes the changes in the balance of deferred revenue during the period:

Three months ended March 31, 2021
Balance at beginning of the year	946,659
Add: Billings during the year	1,854,263
Less: Revenue recognized during the year*	(926,739)
Balance at end of the year	1,874,183

____________

*      includes revenue recognized of $ 500,000 during the period ended March 31, 2021 that was included in the deferred revenue balance at the beginning of the period.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

14     Revenue (cont.)

There was only one customer that individually represented 22% of the Company’s revenue for the period ended March 31, 2021.

As of the period ended March 31, 2021, two customers represented 26% of accounts receivable.

As of March 31, 2021, the Company expects full amount of total deferred revenue to be realized in less than a year.

15     Income taxes

The Company has recognized following tax expense for the period ended March 31, 2021.

Three months ended March 31, 2021
Current:
State	7,480
Income tax expense	7,480

The differences between the expected income tax benefit based on the statutory federal United States income tax rates and the Company’s effective tax rates are summarized below:

Three months ended March 31, 2021
Pre-tax income	613,805
Statutory tax rate	21%
Provision at the statutory tax rate	128,899
State income taxes	(89,084)
Non-deductible expenses	(41,291)
Change in valuation allowance	6,962
Other	1,994
Income tax provision	7,480
Effective tax rate	1%

Significant components of the Company’s deferred tax assets and liabilities are as follows:

As at March 31, 2021
Net operating losses carryforward	7,856,227
Reserves and allowances	14,778
Research & Development and other tax credit carryforwards	2,877,760
Disallowed interest	266,314
Accrued liabilities	967
Other	316,008
Net deferred tax assets before valuation allowance	11,332,054
Valuation allowance	(11,332,054)
Net deferred tax assets	—

UberMedia Inc.
Notes to the financial statements
(Unaudited)

15     Income taxes (cont.)

The assessment of the realization of a deferred tax asset must be performed in the context of positive and negative evidence about a company. ASC 740-10-30-17 states that “all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.”

A valuation allowance is based on the assessment that it is more likely than not that certain deferred tax assets will be realized in the foreseeable future. The Company evaluated both positive and negative evidence including recent historical financial performance, forecasts of future income, tax planning strategies and assessments of the current and future economic and business conditions.

The Company evaluated the deferred tax asset to determine if it was more likely than not that it would be realized and concluded that a valuation allowance was required for the net deferred tax assets. A valuation allowance of $11,332,054 is offsetting deferred assets in the current period. As of March 31, 2021 the Company had federal and state net operating loss carry forwards of approximately $30,515,762 and $52,580,180 respectively which will begin to expire in 2035.

To the extent that an ownership change has occurred under Internal Revenue Code Sections 382 and 383, the Company’s use of its loss carry forwards and credit carry forwards to offset future taxable income may be limited.

The Company recognized a $974,779 liability for unrecognized tax benefits relating to the research and development (R&D) tax credits earned by the Company. This liability was accounted for as a reduction to the deferred tax asset for R&D credits. The Company’s R&D credits expire at various dates through 2040.

The Company does not expect significant changes to the liability within the next 12 months. The company will recognize interest and penalties related to unrecognized tax benefits as income tax expense.

The Company’s income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations for many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. The Company believes that it has no uncertain income tax positions that could materially affect its financial statements at both the federal and state levels.

16     Commitments and Contingencies

Commitments

There are no commitments outstanding as of March 31, 2021.

Litigation and loss contingencies

From time to time, the Company may be subject to other legal proceedings, claims, investigations, and government inquiries (collectively, legal proceedings) in the ordinary course of business. It may receive claims from third parties asserting, among other things, infringement of their intellectual property rights, defamation, labor and employment rights, privacy, and contractual rights. There are no currently pending legal proceedings that the Company believes will have a material adverse impact on the business or financial statements.

UberMedia Inc.
Notes to the financial statements
(Unaudited)

16     Commitments and Contingencies (cont.)

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which the Company agrees to provide indemnification of varying scope and terms to customers, business partners, and other parties with respect to certain matters, including losses arising out of intellectual property infringement claims made by third parties, if the Company has violated applicable laws, if the Company is negligent or commits acts of willful misconduct, and other liabilities with respect to its products and services and its business. In these circumstances, payment is typically conditional on the other party making a claim pursuant to the procedures specified in the particular contract. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in its consolidated financial statements.

17     Related Party Transactions

The Company has transactions with Idealab Holdings Inc (“Idealab”), a principal owner holding more than 10% of voting interest of the company. Certain general and administrative services have been provided by Idealab Holdings Inc consisting primarily of HR services, IT services, legal services and renting of space aggregating $175,614 for the period ended March 31, 2021. As of March 31, 2021, the Company had payable of $ 175,614 to Idealab. This amount is included in accounts payable on the balance sheet.

18     Subsequent events

The Company evaluated subsequent events and transactions that occurred through June 21, 2022, which represents the date that the special purpose financial statements were issued. Based upon this review, other than as described below, the Company did not identify any additional subsequent events that would have required adjustment or disclosure in the special purpose financial statements.

On February 12, 2021, a Agreement and Plan of Merger was entered between Near Pte. Ltd., a private limited company organized under the laws of Singapore (“Parent”), Project Aura Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), the Company and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Stockholders’ representative, agent and attorney-in-fact hereunder (the “Company Stockholders’ Representative”). Wherein Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), in accordance with this Agreement and the Delaware General Corporations Law, as amended. Regulatory review and approval was received and the transaction closed on April 1, 2021.

In June 2021, the Company received a letter dated June 17, 2021 from Santa Cruz County Bank confirming that the Pay check Protection Program Loan granted to the Company pursuant to the CARES Act in the original principal amount together with all accrued interest thereon was forgiven in full.

Annex A

NTA AMENDMENTS TO EXISTING CHARTER

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
KLUDEIN I ACQUISITION CORP.

Pursuant to Section 242 of the
Delaware General Corporation Law

KLUDEIN I ACQUISITION CORP.    (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.The name of the Corporation is KludeIn I Acquisition Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 24, 2020 (the “Original Certificate”). An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on January 6, 2021, which was amended by an Amendment filed in the office of the Secretary of State of the State of Delaware on July 7, 2022 (the “First Amendment”) and was further amended by an Amendment filed in the office of the Secretary of State of the State of Delaware on January 6, 2023 (the “Second Amendment”) (as amended, the “Amended and Restated Certificate of Incorporation”).

2.      This Third Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation, as amended by the First Amendment and the Second Amendment.

3.This Third Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.      The text of Section 9.2(a) of Article IX is hereby amended and restated to read in full as follows:

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

5.      The text of Section 9.2(e) of Article IX is hereby amended and restated to read in full as follows:

(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.

6.      The text of Section 9.7 of Article IX is hereby amended and restated to read in full as follows:

If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) to modify (i) the substance or timing of the ability of Public Stockholders to seek redemption in connection with an initial Business Combination or the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (ii) any other provisions relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares.

Annex A-1

IN WITNESS WHEREOF, KludeIn I Acquisition Corp. has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this ___ day of _____, 2023.

KLUDEIN I ACQUISITION CORP.
By:
Name:
Title:

Annex A-2

Annex B-1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

KLUDEIN I ACQUISITION CORP.,
as the Purchaser,

PAAS MERGER SUB 1 INC.,
as Merger Sub 1,

PAAS MERGER SUB 2 LLC,
as Merger Sub 2,

and

NEAR INTELLIGENCE HOLDINGS INC.,
as the Company

Dated as of May 18, 2022

Annex B-1 Page
Article I MERGER		B-2
1.1	Mergers	B-2
1.2	Effective Times	B-3
1.3	Effect of the Merger	B-3
1.4	Tax Treatment	B-3
1.5	Governing Documents	B-3
1.6	Directors and Officers of the Surviving Entities	B-3
1.7	Amended Purchaser Charter	B-4
1.8	Merger Consideration	B-4
1.9	Closing Calculations	B-4
1.10	Effect of First Merger on Company Securities	B-4
1.11	Disbursement of Stockholder Merger Consideration	B-5
1.12	Effect of First Merger on Merger Sub 1 Stock	B-6
1.13	Effect of Second Merger	B-6
1.14	Taking of Necessary Action; Further Action	B-6

Article II CLOSING		B-6
2.1	Closing	B-6

Article III REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		B-7
3.1	Organization and Standing	B-7
3.2	Authorization; Binding Agreement	B-7
3.3	Governmental Approvals	B-8
3.4	Non-Contravention	B-8
3.5	Capitalization	B-8
3.6	SEC Filings and Purchaser Financials	B-9
3.7	Absence of Certain Changes	B-10
3.8	Compliance with Laws	B-10
3.9	Actions; Orders; Permits	B-10
3.10	Taxes and Returns	B-11
3.11	Employees and Employee Benefit Plans	B-11
3.12	Properties	B-11
3.13	Material Contracts	B-11
3.14	Transactions with Affiliates	B-12
3.15	Merger Subs Activities	B-12
3.16	Investment Company Act; JOBS Act	B-12
3.17	Finders and Brokers	B-12
3.18	Ownership of Merger Consideration	B-12
3.19	Certain Business Practices	B-12
3.20	Insurance	B-13
3.21	Independent Investigation	B-13
3.22	Common Stock Financing	B-13
3.23	No Other Representations	B-13

Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		B-14
4.1	Organization and Standing	B-14
4.2	Authorization; Binding Agreement	B-14
4.3	Capitalization	B-14
4.4	Subsidiaries	B-15
4.5	Governmental Approvals	B-16

Annex B-1-i

Annex B-1 Page
4.6	Non-Contravention	B-16
4.7	Financial Statements	B-16
4.8	Absence of Certain Changes	B-18
4.9	Compliance with Laws	B-18
4.10	Company Permits	B-18
4.11	Litigation	B-18
4.12	Material Contracts	B-18
4.13	Intellectual Property	B-20
4.14	Taxes and Returns	B-21
4.15	Real Property	B-22
4.16	Title to and Sufficiency of Assets	B-22
4.17	Employee Matters	B-22
4.18	Benefit Plans	B-23
4.19	Environmental Matters	B-24
4.20	Transactions with Related Persons	B-25
4.21	Company Insurance	B-25
4.22	Books and Records	B-25
4.23	Significant Customers	B-25
4.24	Certain Business Practices	B-26
4.25	Investment Company Act	B-26
4.26	Finders and Brokers	B-26
4.27	Independent Investigation	B-26
4.28	Information Supplied	B-27
4.29	No Other Representations	B-27

Article V COVENANTS		B-27
5.1	Access and Information	B-27
5.2	Conduct of Business of the Company	B-28
5.3	Conduct of Business of the Purchaser	B-30
5.4	Annual and Interim Financial Statements	B-31
5.5	Purchaser Public Filings	B-32
5.6	No Solicitation	B-32
5.7	No Trading	B-33
5.8	Notice of Developments	B-33
5.9	Efforts	B-34
5.10	Tax Matters	B-35
5.11	Further Assurances	B-35
5.12	The Registration Statement	B-35
5.13	No Change of Purchaser Board Recommendation	B-37
5.14	Public Announcements	B-38
5.15	Confidential Information	B-38
5.16	Employment Agreements	B-39
5.17	Post-Closing Board of Directors and Executive Officers	B-39
5.18	Indemnification of Directors and Officers; Tail Insurance	B-40
5.19	Trust Account Proceeds	B-40
5.20	Transaction Financing	B-40
5.21	Reorganization	B-41
5.22	Post-Closing Equity Plans	B-41
5.23	Required Company Stockholder Approval	B-41
5.24	Extensions	B-41

Annex B-1-ii

Annex B-1 Page
Article VI CLOSING CONDITIONS		B-41
6.1	Conditions to Each Party’s Obligations	B-41
6.2	Conditions to Obligations of the Company	B-42
6.3	Conditions to Obligations of the Purchaser	B-43
6.4	Frustration of Conditions	B-43

Article VII TERMINATION AND EXPENSES		B-44
7.1	Termination	B-44
7.2	Effect of Termination	B-45
7.3	Fees and Expenses	B-45

Article VIII TRUST WAIVER		B-45
8.1	Waiver of Claims Against Trust	B-45

Article IX MISCELLANEOUS		B-46
9.1	Survival	B-46
9.2	Non-Recourse	B-46
9.3	Notices	B-47
9.4	Binding Effect; Assignment	B-48
9.5	Third Parties	B-48
9.6	Governing Law; Jurisdiction	B-48
9.7	Waiver of Jury Trial	B-49
9.8	Specific Performance	B-49
9.9	Severability	B-49
9.10	Amendment	B-49
9.11	Waiver	B-49
9.12	Entire Agreement	B-49
9.13	Interpretation	B-49
9.14	Counterparts	B-50
9.15	Legal Representation	B-50

Article X DEFINITIONS		B-51
10.1	Certain Definitions	B-51
10.2	Section References	B-61

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Company Stockholder Voting and Support Agreement
Exhibit B	Sponsor Voting and Support Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Non-Competition Agreement
Exhibit E	Form of Amended and Restated Registration Rights Agreement
Exhibit F	Form of Common Stock Purchase Agreement
Exhibit G	Form of Company Registration Statement Tax Certificate
Exhibit H	Form of Purchaser Registration Statement Tax Certificate

Annex B-1-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of May 18, 2022 by and among KludeIn I Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), Paas Merger Sub 1 Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Purchaser (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), and Near Intelligence Holdings Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub 1, Merger Sub 2 and the Company are sometimes each referred to herein individually as a “Party” and, collectively, as the “Parties”. Certain capitalized terms used and not otherwise defined herein have the meanings ascribed to them in Article X hereof.

RECITALS:

WHEREAS, prior to the execution and delivery of this Agreement, the Company and Near Pte. Ltd., a Singapore corporation (“N Sing”), have entered into that certain contribution agreement (together with all agreements, deeds, instruments or other documents as may be necessary or appropriate to implement and effect the Contribution (the “Contribution Documents”) and have consummated contribution by N Sing of the assets specified in the Contribution Documents to the Company in exchange for capital stock of the Company pursuant to the terms and conditions of the Contribution Documents (the “Contribution”);

WHEREAS, the Company maintains the Company Equity Plan, as assumed in connection with the Contribution;

WHEREAS, prior to the First Effective Time, N Sing shall distribute the capital stock of the Company received by it in the Contribution to all of the N Sing Shareholders such that all of the N Sing Shareholders shall constitute and become the sole Company Stockholders and the capital stock and ownership structure of the Company shall reflect the share capital and ownership structure of N Sing on a 1,000:1 basis as provided in the Contribution Documents at the time of such distribution (the “Pre-Merger Stock Distribution” and, together with the Contribution, the “Reorganization”);

WHEREAS, following the Reorganization and immediately prior to the Closing, the Parties intend to (i) effect the merger of Merger Sub 1 with and into the Company, with the Company continuing as the surviving entity and a wholly owned subsidiary of the Purchaser (the “First Merger”), and (ii) immediately following the First Merger, effect the merger of the Company, as the surviving entity of the First Merger, with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, as a result of the First Merger, all of the issued and outstanding capital stock of the Company immediately prior to the First Effective Time shall no longer be outstanding and shall, by virtue of the First Merger, automatically be cancelled and shall cease to exist, in exchange for the right for each the Company Stockholder to receive its Stockholder Merger Consideration, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the First Merger and the other transactions contemplated by this Agreement and the Ancillary Documents (the “First Merger Transactions”) are fair, advisable and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement and the First Merger Transactions, including, without limitation, the First Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to the Company Stockholders the approval and adoption of this Agreement and the Transactions, including, without limitation, the First Merger;

WHEREAS, the board of directors of the Purchaser (the “Purchaser Board”) and the board of directors or sole manager or member, as applicable, of the Merger Subs have (i) determined that the Mergers and the other transactions contemplated by this Agreement and the Ancillary Documents (the “Transactions”) are fair, advisable and in the best interests of their respective companies and equity holders, (ii) approved this Agreement and the Transactions, including, without limitation, the Mergers, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective equity holders the approval and adoption of this Agreement and the Transactions, including, without limitation, the Mergers (such recommendation by the Purchaser Board, the “Purchaser Board Recommendation”);

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WHEREAS, simultaneously with the execution and delivery of this Agreement, (i) N Sing, as the sole Company Stockholder before the completion of the Pre-Merger Stock Distribution, and (ii) N Sing Shareholders, who will become the Company Stockholders upon the completion of the Pre-Merger Stock Distribution, holding shares of Company Stock sufficient to approve the First Merger and the other Transactions have each entered into a Company Stockholder Voting and Support Agreement with the Company and the Purchaser in the form attached as Exhibit A hereto (collectively, the “Company Stockholder Support Agreements”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, Sponsor has entered into a Sponsor Voting and Support Agreement with the Purchaser and the Company, the form of which is attached as Exhibit B (the “Sponsor Support Agreement”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company Stockholders, Executive Officers and Senior Leaders have each entered into a Lock-Up Agreement with the Purchaser, the form of which is attached as Exhibit C hereto (each, a “Lock-Up Agreement”), which Lock-Up Agreements shall become effective as of the receipt of such Person’s Stockholder Merger Consideration;

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain individuals who are expected to be directors and/or officers of the Target Companies following the Closing have each entered into a Non-Competition and Non-Solicitation Agreement in favor of the Purchaser and the Company, the form of which is attached as Exhibit D hereto (each, a “Non-Competition Agreement”), which Non-Competition Agreements shall become effective as of the Closing;

WHEREAS, in connection with the consummation of the First Merger, the Sponsor and certain Company Stockholders will at or prior to the Closing enter into an Amended and Restated Registration Rights Agreement to provide those Company Stockholders with registration rights, the form of which is attached as Exhibit E hereto (the “A&R Registration Rights Agreement”), which A&R Registration Rights Agreement will become effective as of the First Effective Time;

WHEREAS, prior to or simultaneously with the execution and delivery of this Agreement, the Purchaser has entered into a Common Stock Purchase Agreement with a certain investor (the “Common Stock Investor”) in substantially the form attached as Exhibit F hereto (the “Common Stock Purchase Agreement”), pursuant to which the Purchaser may issue and sell to the Common Stock Investor, from time to time on or after the Closing, and the Common Stock Investor shall purchase from the Purchaser, up to the lesser of (i) One Hundred Million U.S. Dollars ($100,000,000) in aggregate gross purchase price of newly issued shares of the Purchaser Class A Common Stock, and (ii) a certain exchange cap set forth therein (the “Common Stock Financing”); and

WHEREAS, the Parties intend that the Mergers should qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
MERGER

1.1 Mergers. At the First Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub 1 and the Company shall consummate the First Merger, pursuant to which Merger Sub 1 shall be merged with and into the Company, following which the separate corporate existence of Merger Sub 1 shall cease and the Company shall continue as the surviving corporation and a wholly owned subsidiary of the Purchaser (the Company, as the surviving entity of the First Merger, hereinafter sometimes referred to as the “Surviving Corporation”; provided, that references to the Company for periods after the First Effective Time shall include the Surviving Corporation). Immediately following the First Effective Time, and as part of the same plan, at the Second Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Limited Liability Company Act of the State of Delaware (the “LLCA”), Merger Sub 2 and the Company, as the surviving corporation and a wholly owned subsidiary of the Purchaser after the First Merger, shall consummate the Second Merger, pursuant to which the Company shall be merged with and into Merger Sub 2, following which the separate corporate existence of the Company shall cease and

Annex B-1-2

Merger Sub 2 shall continue as the surviving entity after the Second Merger (Merger Sub 2, as the surviving entity of the Second Merger, hereinafter sometimes referred to as the “Surviving Entity”; provided, that references to Merger Sub 2 for periods after the Second Effective Time shall include the Surviving Entity).

1.2 Effective Times. The Parties shall (i) cause the First Merger to be consummated by filing the Certificate of Merger for the merger of Merger Sub 1 with and into the Company (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “First Effective Time”) and (ii) cause the Second Merger to be consummated by filing the Certificate of Merger for the merger of the Surviving Corporation with and into Merger Sub 2 (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the LLCA (the time of such filing, or such later time as may be specified in the Second Certificate of Merger, being the “Second Effective Time”). The First Effective Time shall, in all events, precede the Second Effective Time.

1.3 Effect of the Merger.

(a) At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub 1 and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub 1 and the Company set forth in this Agreement to be performed after the First Effective Time.

(b) At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the LLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub 2 and the Surviving Corporation shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub 2 and the Surviving Corporation set forth in this Agreement to be performed after the Second Effective Time.

1.4 Tax Treatment. For federal income tax purposes, the Mergers are intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5 Governing Documents.

(a) At the First Effective Time, the Certificate of Incorporation and Bylaws of the Company, each as in effect immediately prior to the First Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Merger Sub 1, as in effect immediately prior to the First Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Company, as the surviving corporation of the First Merger, except that the name of the Company in such Certificate of Incorporation and Bylaws shall be amended to be “Near Intelligence Holdings Inc.”.

(b) At the Second Effective Time, the Certificate of Formation of Merger Sub 2 in effect immediately prior to the Second Effective Time, as may be amended by the Second Certificate of Merger, shall automatically be the Certificate of Formation of the Surviving Entity until thereafter amended as provided therein or by applicable Law, except that the name of the Surviving Entity in such Certificate of Formation shall be amended to be “Near Intelligence LLC”, or such other name as mutually agreed to by the Purchaser and the Company.

1.6 Directors and Officers of the Surviving Entities.

(a) At the First Effective Time, the board of directors and executive officers of the Surviving Corporation shall be appointed as determined by the Company to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until the Second Merger.

Annex B-1-3

(b) At the Second Effective Time, the director(s) and officer(s) of the Surviving Entity shall be appointed as determined by the Company, each to hold office in accordance with the Certificate of Formation of the Surviving Entity until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7 Amended Purchaser Charter. Effective upon the First Effective Time, the Purchaser shall amend and restate its Certificate of Incorporation (the “Amended Purchaser Charter”) in the form mutually agreed by the Company and the Purchaser (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or the Purchaser, as applicable), and in the manner prescribed under applicable Laws, which shall, among other matters, amend the Purchaser’s Certificate of Incorporation to (a) provide that the name of the Purchaser shall be changed to “Near Intelligence, Inc.” or such other name as mutually agreed to by the Purchaser and the Company, (b) provide for size and structure of the Post-Closing Purchaser Board in accordance with Section 5.17, and (c) remove and revise certain provisions in the Certificate of Incorporation related to the Purchaser’s status as a blank check company.

1.8 Merger Consideration. As consideration for the First Merger, the Purchaser shall issue and, the Company Security Holders collectively shall be entitled to receive, in the aggregate, a number of Purchaser Securities (the “Merger Consideration”) in accordance with Section 1.10 with an aggregate value equal to, without duplication, (i) the Company Base Value, (ii) minus (or plus, if negative), the Closing Net Debt, (iii) (x) plus, in the event that the Closing Net Working Capital Amount exceeds the Target Net Working Capital Amount, the difference between the Closing Net Working Capital Amount and the Target Net Working Capital Amount, or (y) minus, in the event that the Closing Net Working Capital Amount is less than the Target Net Working Capital Amount, the difference between the Closing Net Working Capital Amount and the Target Net Working Capital Amount, and (iv) minus the amount of any unpaid Company Transaction Expenses.

1.9 Closing Calculations.

(a) Not later than five (5) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Closing Statement”) setting forth (i) a good faith calculation of the Company’s estimate of the Closing Net Debt, the Net Working Capital Amount and the Company Transaction Expenses, in each case, as of the Reference Time, and (ii) the resulting Merger Consideration and Conversion Ratio based on such estimates, in reasonable detail including for each component thereof, along with the amount owed to each creditor of any of the Target Companies, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Closing Statement to the Purchaser, if requested by the Purchaser, the Company shall meet with the Purchaser to review and discuss the Closing Statement and the Company shall consider in good faith the Purchaser’s comments to the Closing Statement and make any appropriate adjustments to the Closing Statement prior to the Closing, which adjusted Closing Statement, as mutually agreed by the Company and the Purchaser, both acting reasonably and in good faith, shall thereafter become the Closing Statement for all purposes of this Agreement. The Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b) Not later than two (2) Business Days prior to the Closing Date, the Purchaser shall deliver to the Company the written instruction to the Trustee in relation to the payment of cash out of the Trust Account (the “Instruction to Trustee”), which shall include a funds flow memorandum setting forth a good faith calculation of the (i) the aggregate amount of cash in the Trust Account (prior to giving effect to the Redemption), (ii) the aggregate amount of all payments required to be made in connection with the Redemption, (iii) the net cash of the Purchaser, after giving effect to the Redemption and any Transaction Financing, and (iv) the Purchaser Transaction Expenses, including the amount owed to each payee thereof and payment instructions therefor. Promptly upon delivering the Instruction to Trustee to the Company, if requested by the Company, the Purchaser shall meet with the Company to review and discuss the Instruction to Trustee and the Purchaser shall consider in good faith the Company’s comments to the Instruction to Trustee and make any appropriate adjustments to the Instruction to Trustee prior to the Closing, which adjusted Instruction to Trustee, as mutually agreed by the Purchaser and the Company, both acting reasonably and in good faith, shall thereafter become the Instruction to Trustee for all purposes of this Agreement.

1.10 Effect of First Merger on Company Securities. At the First Effective Time, by virtue of the First Merger and without any action on the part of any Party or any holder of any capital stock of the Company or Merger Sub 1:

(a) Company Stock. Subject to clause (b) below, each share of Company Stock issued and outstanding immediately prior to the First Effective Time (after giving effect to the Pre-Merger Stock Distribution and treating shares of Company Preferred Stock as converted to Company Common Stock on a 1:1 basis) shall automatically be

Annex B-1-4

cancelled and cease to exist in exchange for the right to receive, for each such share or fractional share of Company Stock, a number of shares of Purchaser Class A Common Stock equal to the Conversion Ratio (such total number of shares of Purchaser Class A Common Stock to be received by a Company Stockholder (as rounded down to the nearest whole number), without interest, the “Stockholder Merger Consideration” and the total number of shares of Purchaser Class A Common Stock to be received by all of the Company Stockholders, the “Total Stockholder Merger Consideration”). As of the First Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation.

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the First Effective Time, if there are any shares of Company Stock that are owned by the Company as treasury shares or any Company Stock owned by any direct or indirect Subsidiary of the Company or N Sing immediately prior to the First Effective Time, such Company Stock shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Company RSUs. All outstanding Company RSUs (whether vested or unvested) shall be assumed by the Purchaser and converted into restricted share units for shares of Purchaser Class A Common Stock (the “Assumed RSUs”) to be issued under the Incentive Plan. The Assumed RSUs will continue to be subject to the conditions substantially the same as the terms and conditions set forth in the Company Equity Plan. Each holder of Assumed RSUs shall: (i) have the right to be settled in a number of shares of Purchaser Class A Common Stock equal to the product of (A) the number of shares of Company Common Stock underlying the Company RSU award immediately prior to the First Effective Time, multiplied by (B) the Conversion Ratio; and (ii) be subject to the same vesting schedule as the applicable Company RSUs; provided that no fractional shares of Purchaser Class A Common Stock will be issued by virtue of the First Merger or the transactions contemplated hereby, and each holder of Assumed RSUs that would otherwise be so entitled to a fraction of a share of Purchaser Class A Common Stock (after aggregating all fractional shares of Purchaser Class A Common Stock that otherwise would be received by such holder of Assumed RSUs upon settlement of such Assumed RSUs) shall instead be entitled to receive such number of shares of Purchaser Class A Common Stock to which such holder of Assumed RSUs would otherwise be entitled, rounded down to the nearest whole number. The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed RSUs remain outstanding, a sufficient number of shares of Purchaser Class A Common Stock for the settlement of the Assumed RSUs. From and after the Closing, the Company shall not issue any new awards under the Company Equity Plan. At the First Effective Time, each holder of Company RSUs shall cease to have any other rights in and to the Company or the Surviving Corporation.

(d) Company Warrants. Each Company Warrant that is issued and outstanding immediately prior to the First Effective Time shall be assumed by the Purchaser and converted into a corresponding warrant issued by the Purchaser exercisable for shares of Purchaser Class A Common Stock in accordance with its terms (each, an “Assumed Warrant”). Each holder of Assumed Warrants shall receive the number of Assumed Warrants equal to (as rounded down to the nearest whole number) the product of (A) the number of Company Warrants held by such holder immediately prior to the First Effective Time, multiplied by (B) the Conversion Ratio. Each Assumed Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Warrant immediately prior to the First Effective Time. The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of shares of Purchaser Class A Common Stock for delivery upon the exercise of such Assumed Warrants. At the First Effective Time, each holder of Company Warrants shall cease to have any other rights in and to the Company or the Surviving Corporation.

(e) Other Company Convertible Securities. Any Company Convertible Security, unless otherwise provided in this Agreement, if not exercised or converted prior to the First Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

1.11 Disbursement of Stockholder Merger Consideration.

(a) At the First Effective Time, the Purchaser shall deliver, or cause to be delivered, to each Company Stockholder its Stockholder Merger Consideration and shall cause Continental Stock Transfer & Trust Company, the transfer agent of the Purchaser, to update the stock transfer books of the Purchaser to reflect such delivery of the Stockholder Merger Consideration to such Company Stockholder. Prior to the First Effective Time, the Purchaser shall send, or shall cause the transfer agent to send, to each Company Stockholder instructions and/or any documents as may be reasonably required for the delivery of the Stockholder Merger Consideration in accordance with this Section 1.11, and

Annex B-1-5

the Company shall deliver, or cause each such Company Stockholder to deliver, to the Purchaser, or the transfer agent, such information and/or documents (including, if necessary or appropriate, a letter of transmittal) reasonably requested by the Purchaser, or the transfer agent, for the purpose of updating the stock transfer books of the Purchaser to reflect such delivery of the Stockholder Merger Consideration to such Company Stockholder in accordance with this Section 1.11.

(b) If any portion of the Total Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the Company Stock is registered on the Company’s stockholders list immediately prior to the First Effective Time, it shall be a condition to such delivery that (i) the transfer of such shares of Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents, each as in effect immediately prior to the First Effective Time, (ii) such Company Certificate (if applicable) shall be properly endorsed or shall otherwise be in proper form for transfer and (iii) the Person who receives such portion of the Total Stockholder Merger Consideration, or the Person in whose name such portion of the Total Stockholder Merger Consideration is delivered or issued shall have already executed and delivered counterparts to a Lock-Up Agreement.

(c) All shares of the Purchaser Class A Common Stock issued in accordance with the terms of this Section 1.11 shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to shares of Company Stock.

(d) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the First Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.12 Effect of First Merger on Merger Sub 1 Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub 1, each share of Merger Sub 1 Common Stock outstanding immediately prior to the First Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.13 Effect of Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the Parties or holders of any securities of the Surviving Corporation or of Merger Sub 2, (i) each membership interest of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a membership interest of the Surviving Entity and (ii) all shares of common stock of the Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

1.14 Taking of Necessary Action; Further Action. If, at any time after the First Effective Time and/or the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or any of the Ancillary Documents, and to vest the Surviving Corporation and/or the Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Subs, or to implement and effect the Transactions, the officers and directors of the Purchaser, the Company and the Surviving Entity are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement and the Ancillary Documents.

ARTICLE II
CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole LLP (“EGS”), counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, remotely via the electronic exchange of signatures, on a date and at a time to be agreed upon by the Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the conditions to Closing to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being referred to herein as the “Closing Date”).

Annex B-1-6

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), each section of which qualifies the correspondingly numbered representation or warranty specified therein and such other representation or warranty where its relevance as an exception to (or disclosure for purposes of) such other representation or warranty is reasonably apparent on the face of such disclosure, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR at least two (2) Business Days prior to the date of this Agreement (excluding any risk factors, forward-looking statements or similar predictive statements), the Purchaser and the Merger Subs, but only with respect to representations expressly applicable to either of the Merger Subs, jointly and severally represent and warrant to the Company as follows:

3.1 Organization and Standing. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub 1 is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub 2 is a limited liability company formed and in good standing under the Laws of Delaware. The Purchaser and each Merger Sub has all requisite corporate or other organizational power (as applicable) and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser and each Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. The Purchaser and each Merger Sub has heretofore made available to the Company accurate and complete copies of its Organizational Documents, each as currently in effect. Neither the Purchaser nor either Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. The Purchaser and each Merger Sub has all requisite corporate or other organizational power and authority (as applicable) to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Purchaser, to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Purchaser is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the Purchaser Board, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which a Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other organizational action and no other corporate or organizational actions or proceedings, other than as set forth elsewhere in the Agreement, on the part of such Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which such Merger Sub is a party or to consummate the transactions contemplated hereby and thereby. On or prior to the date of this Agreement, the Purchaser Board, at a duly called and held meeting or by the execution of a unanimous written consent pursuant to the Organizational Documents of the Purchaser, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable, fair to and in the best interests of Purchaser and Purchaser’s stockholders, (ii) approved and adopted this Agreement, (iii) recommended that Purchaser’s stockholders vote in favor of the approval of this Agreement and the Mergers and (iv) directed that this Agreement be submitted to Purchaser’s stockholders for their approval. This Agreement has been, and each Ancillary Document to which the Purchaser or a Merger Sub is a party shall be when delivered, duly and validly executed and delivered by the Purchaser or such Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser or such Merger Sub, enforceable against the Purchaser or such Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

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3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3 of the Purchaser Disclosure Schedules, no Consent of or with any Governmental Authority, on the part of the Purchaser or a Merger Sub, is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or such Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser or such Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not have a Material Adverse Effect on the Purchaser or any Merger Sub or materially impair or delay the ability of the Purchaser or any Merger Sub to consummate the transactions contemplated by this Agreement.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4 of the Purchaser Disclosure Schedules, the execution and delivery by the Purchaser or the Merger Subs of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser or the Merger Subs of the transactions contemplated hereby and thereby, and compliance by the Purchaser or the Merger Subs with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s or any Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any Merger Sub or any of their respective properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser or any Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Lien) upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that would not have a Material Adverse Effect on the Purchaser.

3.5 Capitalization.

(a) As of the date of this Agreement, the Purchaser is authorized to issue 301,000,000 shares of capital stock, par value $0.0001 per share, of which 300,000,000 shares are Purchaser Common Stock (with 280,000,000 shares being Purchaser Class A Common Stock and 20,000,000 shares being Purchaser Class B Common Stock), and 1,000,000 shares are Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a) of the Purchaser Disclosure Schedules. As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock. All issued and outstanding Purchaser Common Stock, the Purchaser Units and the Purchaser Warrants are duly authorized, validly issued (if applicable), fully paid and non-assessable (if applicable) and are not subject to or authorized or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Securities has been authorized or issued in violation of any applicable securities Laws.

(b) Prior to giving effect to the First Merger, Merger Sub 1 is authorized to issue 1,000 shares of Merger Sub 1 Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser. Prior to giving effect to the Second Effective Time, all of the outstanding membership interests in Merger Sub 2 are owned by the Purchaser. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub 1 and Merger Sub 2, the Purchaser does not have, and has not had, any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) of the Purchaser Disclosure Schedules, there are no (i) outstanding options, warrants, puts, calls, convertible or exchangeable securities, “phantom” share rights, share appreciation rights, share-based units, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights

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or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Purchaser or (B) obligating the Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating the Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c) of the Purchaser Disclosure Schedules, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of the Purchaser.

(d) All Indebtedness of the Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(d) of the Purchaser Disclosure Schedules. No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e) Since the date of formation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser Board has not authorized any of the foregoing.

3.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the Purchaser Financials (defined below) or the SEC Reports) to (A) the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies that was issued by the SEC on April 12, 2021, and related guidance by the SEC, (B) the Purchaser’s accounting or classification of Purchaser’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendation or requirements of the Purchaser’s auditors, or (C) the Purchaser’s historical or future accounting relating to any other guidance from the SEC staff after the date hereof relating to non-cash accounting matters (clauses (A) through (C), collectively, “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Public Certifications are each true as of their respective dates of filing. The Parties acknowledge and agree that any restatement, revision or other modification of the Purchaser Financials or the SEC Reports as a result of any SEC SPAC Accounting Changes shall be deemed not material for purposes of this Agreement. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied

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or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Units, the Purchaser Class A Common Stock and the Purchaser Public Warrants are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(b) Except for any SEC SPAC Accounting Changes, the financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except for any SEC SPAC Accounting Changes or as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business. The Purchaser does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the date of this Agreement, no financial statements other than those of Purchaser are required by GAAP to be included in the financial statements of Purchaser.

(d) Except in connection with the SEC SPAC Accounting Changes, since the IPO, the Purchaser has not received from the SEC staff or its independent auditors any written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Purchaser, (ii) “material weakness” in the internal controls over financial reporting of Purchaser or (iii) fraud, whether or not material, that involves management or other employees of Purchaser who have a significant role in the internal controls over financial reporting of Purchaser.

(e) Except for exceptions or deficiencies in connection with the SEC SPAC Accounting Changes, since the IPO, (i) the Purchaser has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Purchaser’s financial reporting and the preparation of Purchaser’s financial statements for external purposes in accordance with GAAP and (ii) the Purchaser has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to the Purchaser is made known to the Purchaser’s principal executive officer and principal financial officer by others within the Purchaser.

(f) The Purchaser has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

3.7 Absence of Certain Changes. Except as set forth on Schedule 3.7 of the Purchaser Disclosure Schedules or as contemplated by this Agreement, the Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, and (b) since its formation, not been subject to a Material Adverse Effect.

3.8 Compliance with Laws. The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not have a Material Adverse Effect on the Purchaser, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject which would have a Material Adverse Effect on the Purchaser. There is no Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any Orders of any

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Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not have a Material Adverse Effect on the Purchaser.

3.10 Taxes and Returns.

(a) The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) of the Purchaser Disclosure Schedules sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) The Purchaser is not aware of any fact or circumstance that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

3.11 Employees and Employee Benefit Plans. Except as set forth on Schedule 3.11 of the Purchaser Disclosure Schedules, the Purchaser does not (a) have any employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. Neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or other service provider of the Purchaser, (ii) result in the acceleration of the time of payment or vesting of any such payment or benefit, or (iii) result in any “parachute payment” under Section 280G of the Code.

3.12 Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a) of the Purchaser Disclosure Schedules, other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $200,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports and are published on the SEC’s website in their entirety without any redaction.

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business consistent with past practice; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no

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event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 of the Purchaser Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer, employee, manager, direct or indirect equityholder or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15 Merger Subs Activities. Since its formation, each Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, such Merger Sub is not party to or bound by any Contract.

3.16 Investment Company Act; JOBS Act. The Purchaser is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended. The Purchaser constitutes an “emerging growth company” within the meaning of the JOBS Act.

3.17 Finders and Brokers. Except as set forth on Schedule 3.17 of the Purchaser Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.18 Ownership of Merger Consideration. All shares of Purchaser Class A Common Stock to be issued and delivered to the Company as Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Class A Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreements and any Liens incurred by the Company, and the issuance and sale of such Purchaser Class A Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19 Certain Business Practices.

(a) Neither the Purchaser nor any of its directors or officers, nor, to the Knowledge of the Purchaser, any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction, in each case, in violation of applicable laws.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last two (2) fiscal years,

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directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country sanctioned by OFAC, or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.20 Insurance. Schedule 3.20 of the Purchaser Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not have a Material Adverse Effect on the Purchaser.

3.21 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to the Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Proxy Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to the Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Proxy Statement.

3.22 Common Stock Financing. The Common Stock Purchase Agreement has been duly authorized, executed and delivered by the Purchaser and the Common Stock Investor and constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser, and, to the Knowledge of the Purchaser, the other parties thereto, in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution nor delivery by the Purchaser, nor, to the Knowledge of the Purchaser, any other party, to the Common Stock Purchase Agreement, nor the performance by the Purchaser, nor, to the Knowledge of the Purchaser, any other party, of its respective obligations under the Common Stock Purchase Agreement violates any Laws. A true, correct and complete original or signed copy of the Common Stock Purchase Agreement has been delivered to the Company on or prior to the date hereof. There are no other agreements, side letters, or arrangements between the Purchaser and the Common Stock Investor relating to the Common Stock Purchase Agreement that could affect the obligation of the Common Stock Investor to contribute to the Purchaser the applicable portion of the Common Stock Financing set forth in the Common Stock Purchase Agreement, and, as of the date hereof, the Purchaser does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the Common Stock Purchase Agreement not being satisfied, or the Common Stock Financing not being available to the Purchaser, in accordance with terms of the Common Stock Purchase Agreement. To the Knowledge of the Purchaser, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under any material term or condition of the Common Stock Purchase Agreement and, as of the date hereof, the Purchaser has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in the Common Stock Purchase Agreement. Except as set forth in the Common Stock Purchase Agreement, no fees, consideration or other discounts are payable or have been agreed by the Purchaser or any of its Subsidiaries (including, from and after the Closing, the Company and its Subsidiaries) in respect of the Common Stock Financing.

3.23 No Other Representations. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Purchaser nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Purchaser or Merger Subs or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser and

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Merger Subs each hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser, Merger Subs or any of their respective Representatives. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of the Purchaser or Merger Subs), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser or Merger Subs.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), each section of which qualifies the correspondingly numbered representation or warranty specified therein and such other representation or warranty where its relevance as an exception to (or disclosure for purposes of) such other representation or warranty is reasonably apparent on the face of such disclosure, or the transactions contemplated by this Agreement and the Ancillary Documents, the Company hereby represents and warrants to the Purchaser as follows:

4.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 of the Company Disclosure Schedules lists all jurisdictions in which the Company is qualified to conduct business and all names other than its legal name under which the Company does business as of the date of this Agreement. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. The Company is not in violation of any provision of its Organizational Documents, other than such violations that would not be reasonably expected to be material to the Company.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the Company Board, and (b) other than the Required Company Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. On or prior to the date of this Agreement, the Company Board, at a duly called and held meeting or by the execution of a unanimous written consent pursuant to the Organizational Documents of the Company, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the First Merger, are advisable, fair to and in the best interests of Company and Company Stockholders, (ii) approved and adopted this Agreement, (iii) recommended that the Company Stockholders vote in favor of the approval of this Agreement and the First Merger and (iv) directed that this Agreement be submitted to Company Stockholders for their approval. This Agreement has been, and each Ancillary Document to which the Company is a party shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except the Enforceability Exceptions.

4.3 Capitalization.

(a) As of the date hereof, the Company has issued 1,000 shares of the Company Common Stock all of which shares are owned free and clear of any Liens other than those imposed under the Organizational Document of the Company. Immediately following the Pre-Merger Stock Distribution, the capital stock, capitalization and ownership structure of the Company shall be authorized and recapitalized to reflect the share capital, capitalization

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and ownership structure of N Sing immediately prior the Pre-Merger Stock Distribution on a 1,000:1 basis as provided in the Contribution Documents. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Organizational Documents of the Company or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock (if any) are as stated in the Organizational Documents of the Company and as provided by the applicable Laws.

(b) As of the date hereof, the Company has reserved 77,458 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly assumed by the Company as a part of the Contribution. Among such Company Common Stock reserved for issuance under the Company Equity Plan, 72,968 of such shares are reserved for issuance upon settlement of currently outstanding Company RSUs and 4,490 shares remain available for future awards permitted under the Company Equity Plan. The Company has furnished to the Purchaser complete and accurate copies of the Company Equity Plan. As of the date hereof, the Company has reserved 2,280 shares of Company Common Stock for issuance to warrants that were duly assumed by the Company as a part of the Contribution, except as set forth on Schedule 4.3(b) of the Company Disclosure Schedules. The Company has furnished to the Purchaser complete and accurate copies of such warrants. Other than as set forth on Schedule 4.3(b) of the Company Disclosure Schedules or as provided in this Section 4.3(b) with respect to the Company RSUs, there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b) of the Company Disclosure Schedules, there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Organizational Documents of the Company or the transactions contemplated by this Agreement, the Ancillary Documents and the Contribution Documents, as of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in all material respects in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Company Financials or the transactions contemplated by this Agreement, the Ancillary Documents and the Contribution Documents, since January 1, 2020, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the Company Board has not authorized any of the foregoing.

4.4 Subsidiaries. Schedule 4.4 of the Company Disclosure Schedules sets forth the name of each Subsidiary of the Company, and, with respect to each Subsidiary of the Company, sets forth its jurisdiction of organization and shareholding percentage directly or indirectly held by the Company, in each case, as of the date hereof. All of the outstanding equity securities of each Subsidiary which are held by the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). Except as set forth on Schedule 4.4 of the Company Disclosure Schedules, there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or

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dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4 of the Company Disclosure Schedules, as of the date hereof, the Company does not own, directly or indirectly, any equity interests of, or otherwise Control, any Person. Except as otherwise described in Schedule 4.4 of the Company Disclosure Schedules, there are no outstanding contractual obligations of any Target Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Governmental Approvals. No Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby, other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws or (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole, or materially and adversely affect their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or to consummate the transactions contemplated hereby or thereby.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6 of the Company Disclosure Schedules, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Lien) upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole, or materially and adversely affect their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or to consummate the transactions contemplated hereby or thereby.

4.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of N Sing (including, in each case, any related notes thereto), consisting of the annual consolidated balance sheet of N Sing as of March 31, 2020, and the related consolidated audited income statement, changes in shareholder equity and statement of cash flows for the fiscal year then ended, each audited by in accordance with IFRS (the “Audited Company Financials”), and (ii) the unaudited draft financial statements prepared by N Sing, consisting of the annual consolidated balance sheets of N Sing as of December 31, 2020 and December 31, 2021, respectively, and the related consolidated income statements, changes in shareholder equity and statements of cash flows for the fiscal years then ended, each composed in accordance with GAAP. True and correct copies of the Company Financials have been provided to the Purchaser. The Audited Company Financials (i) were prepared from the books and records of the Target Companies or N Sing, as applicable, as of the times and for the periods referred to therein, (ii) were prepared in accordance with IFRS, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for IFRS and exclude year-end adjustments which will not be material in amount), and (iii) fairly present in all material respects the consolidated financial position of the Target Companies or N Sing, as applicable, as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies or N Sing, as applicable, for the periods indicated. No Target Company or N Sing has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

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(b) The GAAP Audited Financials when delivered by the Company in accordance with Section 5.4(b) will, when so delivered, (i) be prepared from the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) be prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited draft statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments or audit adjustments), and (iii) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated.

(c) Each of N Sing and Target Companies maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance in all material respects that (i) such N Sing or Target Company does not maintain any off-the-book accounts and that such entity’s assets are used only in accordance with such entity’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of N Sing or such Target Company and to maintain accountability for such entity’s assets, (iv) access to N Sing’s or such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of N Sing’s or such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the N Sing and Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. None of N Sing and the Target Companies has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the preparation of the financial statements of N Sing or any Target Company. In the past three (3) years, none of N Sing, Target Company and their respective Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of N Sing or any Target Company or their respective internal accounting controls in all material respect, including, without limitation, any material written complaint, allegation, assertion or claim that N Sing or any Target Company has engaged in questionable accounting or auditing practices.

(d) As of the date hereof, the Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(d) of the Company Disclosure Schedules or the Indebtedness incurred pursuant to the transactions contemplated by this Agreement, the Ancillary Documents and the Contribution Documents. Except as disclosed on Schedule 4.7(d) of the Company Disclosure Schedules or the Indebtedness incurred pursuant to the transactions contemplated by this Agreement, the Ancillary Documents and the Contribution Documents, the Indebtedness of any Target Company does not contain any material restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(e) Except as set forth on Schedule 4.7(e) of the Company Disclosure Schedules or the transactions contemplated by this Agreement, the Ancillary Documents and the Contribution Documents, no Target Company is subject to any Liabilities, except for those that are (i) adequately reflected or reserved on or provided for in the Company Financials, (ii) not material to the Target Companies taken as a whole and that were incurred after December 31, 2021 in the ordinary course of business consistent with past practice; or (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

(f) All financial projections with respect to the Target Companies (taken as a whole) that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

(g) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Target Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials.

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4.8 Absence of Certain Changes. Except as set forth on Schedule 4.8 of the Company Disclosure Schedules or as contemplated by this Agreement, the Reorganization, an Ancillary Document or in connection with the transactions contemplated hereby and thereby, since December 31, 2020, each Target Company has (a) conducted its business in the ordinary course of business consistent with past practice in all material respects, and (b) not been subject to a Material Adverse Effect.

4.9 Compliance with Laws. No Target Company is, or since January 1, 2017, has been in conflict or non-compliance with, or in default or violation of, nor has any Target Company received, since January 1, 2017, any written or, to the Knowledge of the Company, oral notice of any conflict or non-compliance with, or default or violation of any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or to which they were subject, except for any non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole, or materially and adversely affect their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or to consummate the transactions contemplated hereby or thereby.

4.10 Company Permits. As of the date hereof, each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened, except where the failure to maintain such Company Permits would not have a Material Adverse Effect on the Target Companies taken as a whole. No Target Company is in violation in any material respect of the terms of any Company Permit. No Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit, except where such revocation or modification would not have a Material Adverse Effect on the Target Companies taken as a whole.

4.11 Litigation. Except as described on Schedule 4.11 of the Company Disclosure Schedules, or as, if finally determined adversely to the Target Companies, would not reasonably be expected to be material to the Target Companies taken as a whole, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, and no such Action has been brought or, to the Company’s Knowledge, threatened in the past three (3) years; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past three (3) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. In the past five (5) years, none of the current directors, executive officers or senior management of any Target Company, and, to the Knowledge of the Company, none of the former directors or executive officers of any Target Company, have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Save for this Agreement, the Contracts entered into in connection with the Reorganization and the Ancillary Documents, Schedule 4.12(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of, and the Company has made available to the Purchaser, true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound (each Contract required to be set forth on Schedule 4.12(a) of the Company Disclosure Schedules, a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

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(iii) involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $1,000,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $1,000,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $500,000 per year or $1,000,000 in the aggregate;

(viii) is with any Significant Direct Customer;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $1,000,000;

(x) is between any Target Company and any directors, officers or employees of a Target Company (other than any Company Benefit Plan or at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice, including all non-competition, severance, indemnification, restrictive covenant, confidentiality or proprietary information and arbitration agreements) or any Related Person;

(xi) relates to the development of any material Intellectual Property for the Target Companies (other than any Inbound or Outbound IP License, any agreement with officers, directors, employees, contractors, consultants or customers, or any agreement entered into in the ordinary course of business);

(xii) obligates the Target Companies to make any capital commitment or expenditure in excess of $1,000,000 (including pursuant to any joint venture);

(xiii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiv) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xv) is an Inbound IP License or Outbound IP License; or

(xvi) that will be required to be filed with the Proxy Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a registration statement on Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) With respect to each Company Material Contract: (i) such Company Material Contract is legal, valid and binding and enforceable in all respects against the Target Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract in any material respect; (iii) no Target Company is in material breach or default, and to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; and (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in material

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breach or default, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract.

4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) of the Company Disclosure Schedules sets forth all U.S. and foreign issued Patents, material unregistered Trademarks, Trademark registrations, Copyright registrations and applications therefor that are owned by a Target Company (such registered Intellectual Property, “Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates. Schedule 4.13(a)(ii) of the Company Disclosure Schedules sets forth all licenses and sublicenses to Intellectual Property (other than “shrink wrap,” “click wrap,” and “off the shelf” Software and data agreements and other agreements for Software or data commercially, freely or otherwise available to the public generally), under which a Target Company (x) is a licensee or otherwise is authorized to use or practice any material Intellectual Property (“Inbound IP License”) or (y) is a licensor or has authorized a third party to use or practice any material Intellectual Property (other than license and sublicenses granted in the ordinary course of business) (each, an “Outbound IP License”). Schedule 4.13(a)(iii) of the Company Disclosure Schedules sets forth material software products marketed by the Target Companies which embody certain of the Target Companies’ unregistered Copyrights. Each Target Company owns, free and clear of all Liens (other than Permitted Liens and Outbound IP Licenses) and, to the Knowledge of the Company, has valid and enforceable rights in, and has the right to use, sell, license, transfer or assign, all Company Registered IP identified in Schedule 4.13(a)(i) of the Company Disclosure Schedules as owned by such Target Company. Except as set forth on Schedule 4.13(a)(iv) of the Company Disclosure Schedules, all Company Registered IP identified in Schedule 4.13(a)(i) of the Company Disclosure Schedules as owned by such Target Company is owned exclusively by the applicable Target Company without obligation to pay royalties or licensing fees to any third party with respect to such Company Registered IP.

(b) To the Knowledge of the Company, all registrations for Copyrights, Patents, and Trademarks owned by any Target Company are valid and in force with no Actions pending, or noticed or threatened in writing, against any Target Company before a Governmental Authority, including but not limited to patent reexaminations, reissues, inter partes reviews, oppositions, or other patent office Actions, other than relating to prosecution of pending applications.

(c) To the Knowledge of the Company, no Action before a Governmental Authority (other than relating to prosecution of Intellectual Property) is pending or, to the Company’s Knowledge, noticed or threatened in writing against a Target Company that challenges the validity, enforceability or ownership of, or right to use, sell, license or sublicense any Company Registered IP owned by the Target Companies. In the past four (4) years, to the Knowledge of the Company, there has been no Action before a Governmental Authority brought against a Target Company and no Target Company has received any written notice or written claim asserting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any third party is occurring as a consequence of the business activities of any Target Company. To the Knowledge of the Company, there are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company (“Company IP”), (ii) restrict the conduct of the business of a Target Company in material respects in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Company IP. To the Company’s Knowledge, no Target Company is currently infringing, or has, in the past four (4) years, infringed, misappropriated or violated any Intellectual Property of any third party as a consequence of the ownership, use or license of any Company IP or otherwise as a consequence of the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently infringing upon, misappropriating or otherwise violating any Company IP.

(d) All officers, directors, employees and independent contractors of a Target Company (and each of their respective Affiliates) developing material Company IP for the Target Companies have executed present assignments of all such Intellectual Property created in performing duties for any Target Company and assigned to the Target Companies all such Intellectual Property arising from the services performed for a Target Company by such Persons. To the Knowledge of the Company, no current or former officers, employees or independent contractors of a

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Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company, which claim is currently outstanding. Each Target Company is taking and, in the past four (4) years, has taken commercially reasonable security measures designed to protect the secrecy and confidentiality of material Trade Secrets included in the Company IP.

(e) To the Knowledge of the Company, in the past four (4) years: (i) no Person has obtained unauthorized access to third party information or data (including personally identifiable information) in the possession of a Target Company, with respect to which a Target Company is subject to confidentiality obligations, (ii) nor has there been any other compromise of the security, confidentiality or integrity of such information or data, and (iii) no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company that is currently outstanding. Each Target Company is complying with, and in the past four (4) years has complied with, all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines, except as would not reasonably be expected to be material to the Target Companies taken as a whole. The operation of the business of the Target Companies in the past four (4) years has not violated, and is not violating, any right to privacy or publicity of any third person, or constituting unfair competition or trade practices, under applicable Law, except as would not reasonably be expected to be material to the Target Companies taken as a whole.

4.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has materially complied with all applicable Laws relating to Tax.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending other than deficiencies that have since been resolved. To the Knowledge of the Company, there are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(f) No Target Company has participated in, or sold, distributed or otherwise promoted, any “listed transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(g) No Target Company has any Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes).

(h) No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

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(i) No Target Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof.

(j) No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. The Company has provided to the Purchaser a true and complete copy of each of the current leases, lease guarantees, agreements and documents related thereto, including all amendments and modifications thereof or waivers thereto in connection with the premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company as of the date hereof (collectively, the “Company Real Property Leases”). The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect in all material respects. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases upon the completion of the Reorganization, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Title to and Sufficiency of Assets. As of the Completion Date of the Reorganization, the Target Companies (taken as a whole) will have good and marketable title to, or a valid leasehold interest in or right to use, all of their tangible assets in all material respects, free and clear of all Liens, other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified in the Audited Company Financials included in the Company Financials and (d) Liens set forth on Schedule 4.16 of the Company Disclosure Schedules. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the material assets, rights and properties that are used in the operation of the businesses of N Sing and the Target Companies (taken as a whole) as it is now conducted or that are used or held by N Sing and the Target Companies (taken as a whole) for use in the material operation of the businesses of N Sing and the Target Companies (taken as a whole), and taken together, are adequate and sufficient for the operation of the businesses of N Sing and the Target Companies (taken as a whole) as currently conducted. All material Personal Property owned, used or leased by the Target Companies, is in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and is suitable for their intended use in the business of the Target Companies. The operation of each of N Sing’s and Target Company’s business as it is now conducted is not dependent upon the right to use the personal property of Persons other than N Sing or a Target Company, except for such personal property that is owned, leased or licensed by or otherwise contracted to N Sing or a Target Company or as will not have, either individually or in the aggregate, a Material Adverse Effect upon N Sing and the Target Companies (taken as a whole).

4.17 Employee Matters.

(a) No Target Company is a party to any collective bargaining agreement or similar Contract covering any group of employees with a labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or similar organization to organize or represent such employees in the past three (3) years. In the past three years, there has not occurred or, to the Knowledge of the Company, been threatened any strike, concerted slow down, picketing, concerted work stoppage, or other similar material labor activity with respect to any such employees. Except in connection with the Reorganization, no current Executive Officer or Senior Leader of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company in the twelve (12) months following Closing. No material employee layoff, facility closure or shutdown (whether voluntary or by Law or Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages affecting Target Company employees has occurred since January 1, 2020, or is currently planned or announced, including as a result of COVID-19 or any COVID-19 Measures. Since January 1, 2019, no Target Company has implemented any plant closing or employee layoffs that triggered notice obligations under the WARN Act.

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(b) Each Target Company (i) is and, for the past four (4) years has been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, alleging any violation of any employment Law or regulation, or breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 4.17(c) of the Company Disclosure Schedules sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing the employee’s ID number, job title or description, and employer. Except as would not result in material liability to the Target Companies taken as a whole, the Target Companies have paid in full or accounted for to all their employees all wages, salaries, commission, bonuses and other compensation due and owing to their employees, including overtime compensation, and no Target Company has any outstanding obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice.

(d) Schedule 4.17(d) of the Company Disclosure Schedules contains a list of all individual independent contractors (including consultants) engaged by any Target Company as of date of this Agreement, along with the position, the entity engaging such Person and date of retention for each such Person. All of such independent contractors are a party to a written Contract with a Target Company. Except as would not be likely to result in material Liability to the Target Companies taken as a whole, for the purposes of applicable Law, including the Code, all independent contractors who are currently engaged, or within the last four (4) years have been, by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on prior notice, without any obligation of any Target Company to pay severance or a termination fee.

4.18 Benefit Plans.

(a) Set forth on Schedule 4.18(a) of the Company Disclosure Schedules is a true and complete list of each material Benefit Plan of a Target Company as of the date of this Agreement (each, a “Company Benefit Plan”).

(b) Except as would not have a Target Company Material Adverse Effect, (i) each of the Company Benefit Plans has been operated and administered in accordance with its terms, and is in compliance with all applicable Law, and all contributions to each such Company Benefit Plan have been timely made, and, to the Knowledge of any Target Company, no event, transaction or condition has occurred or exists that would result in any Liability to any Target Company under such Company Benefit Plan; (ii) there are no pending or, to the Knowledge of the Target Company, threatened in writing Actions involving any Company Benefit Plan (except for routine claims for benefits payable in the normal operation of any Company Benefit Plan) and to the Knowledge of the Target Company, no facts or circumstances exist that could give rise to any such Actions; (iii) no Company Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of any Target Company, no such investigation or audit is contemplated or under consideration; and (iv) each Target Company and each of its Subsidiaries is in compliance with all applicable Laws and Contracts relating to its provision of any form of Social Insurance, and has paid, or made provision for the payment of, all Social Insurance contributions required under applicable Law and Contracts.

(c) Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have

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requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Knowledge of any Target Company, no fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(d) With respect to each Company Benefit Plan, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all material Company Benefit Plan documents related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets, if applicable; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter or opinion letter received from the IRS, if any; (vii) the most recent actuarial valuation, if any; and (viii) all material communications with any Governmental Authority within the last three (3) years.

(e) Except as would not have a Target Company Material Adverse Effect, with respect to each Company Benefit Plan: (i) no breach of fiduciary duty has occurred; and (ii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption.

(f) Except as disclosed in the Schedule 4.18(f) of the Company Disclosure Schedules, (i) no Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code; (ii) no Target Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred; and (iii) no Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(g) There is no arrangement under any Company Benefit Plan with respect to any employee that will result in the payment of any amount that by operation of Section 280G of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person under to Sections 409A or 4999 of the Code.

(h) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code in all material respects.

(i) The consummation of the Mergers will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual.

4.19 Environmental Matters. Except as set forth on Schedule 4.19 to the Company Disclosure Schedules, each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits (if any) required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify or terminate any such Environmental Permit, if any, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits (if any) or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits (if any). No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

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4.20 Transactions with Related Persons. Except as set forth on Schedule 4.20 of the Company Disclosure Schedules, contemplated by this Agreement, the Reorganization, any of the Ancillary Documents, or in connection with the transactions contemplated hereby and thereby and, for the avoidance of doubt, any Company Benefit Plan or at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice, including all non-competition, severance and indemnification agreements, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or personal property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than five percent (5%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.20 of the Company Disclosure Schedules, no Target Company has any outstanding Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or personal property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

4.21 Company Insurance.

(a) Schedule 4.21 of the Company Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been made available to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. In past three (3) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any material adverse change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be material to the Target Companies taken as a whole. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.22 Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws in all material respects.

4.23 Significant Customers.

(a) Schedule 4.23(a) of the Company Disclosure Schedules lists, for the twelve (12) months ended December 31, 2021, significant direct customers of the Target Companies having a dollar volume received or paid equal to or exceeding Five Hundred Thousand Dollars ($500,000) during such period (such listed customers, the “Significant Direct Customers”). The relationships of each Target Company with the Significant Direct Customers are good commercial working relationships, and, to the Company’s Knowledge, (a) no Significant Direct Customer, within the last twelve (12) months, has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (b) no Significant Direct Customer has, during the last twelve (12) months, decreased materially or threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or its usage or purchase of the products or services of any Target Company, (c) no Significant Direct Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (d) no Target Company has

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within the past two (2) years been engaged in any material dispute with any Significant Direct Customer, and (e) the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Significant Direct Customer.

(b) Schedule 4.23(b) of the Company Disclosure Schedules lists, for the twelve (12) months ended December 31, 2021, the significant channel customers of the Target Companies having a dollar volume received or paid equal to or exceeding Five Hundred Thousand Dollars ($500,000) during such period (“Significant Channel Customers”). Neither the Company nor any other Person on its behalf makes any express or implied representation or warranty (including without this Section 4.24) with respect to any of the Significant Channel Customers.

4.24 Certain Business Practices.

(a) No Target Company, nor any of their respective directors or officers, nor, to the Knowledge of each Target Company, any of their respective Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective directors or officers, nor, to the Knowledge of each Target Company, any of their respective Representatives acting on its behalf, has, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction, in each case, in violation of applicable Laws.

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company, is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country sanctioned by OFAC, or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.25 Investment Company Act. No Target Company is an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.26 Finders and Brokers. Except as set forth on Schedule 4.26 of the Company Disclosure Schedules, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

4.27 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

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4.28 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Proxy Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in clauses (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company make no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.29 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Target Companies or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaim any other representations or warranties, whether implied or made by the Company or any of their Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser, Merger Subs or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser, Merger Subs or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Companies.

ARTICLE V
COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to key employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or

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pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2 Conduct of Business of the Company.

(a) Unless the Purchaser shall otherwise give its prior consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement, any of the other Ancillary Documents or the Contribution Documents, as required by applicable Law (including COVID-19 Measures) or for implementation of Permitted Secondary Sales, the Reorganization, Permitted Debt, the Permitted Equity Financing or as set forth on Schedule 5.2 of the Company Disclosure Schedules, the Company shall, and shall cause their respective Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, and (ii) comply with all Laws applicable to the Target Companies.

(b) Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement or any of the other Ancillary Documents, as required by applicable Law (including COVID-19 Measures), or as required for implementing the Permitted Secondary Sales, the Reorganization, the Permitted Debt, the Permitted Equity Financing or as set forth on Schedule 5.2 of the Company Disclosure Schedules, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $1,000,000, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $1,000,000;

(v) (i) materially increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, or in connection with the re-location of such employees, and in the aggregate by more than fifteen percent (15%), provided that any such increase in wages, salary or compensation of an Executive Officer of the Company shall not be increased by more than fifteen percent (15%) of his or her individual wages, salary or compensation as of the date of this Agreement unless such increase is directly related to his or her re-location approved by the Company; or (ii) make or commit to make any material bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business, consistent with past practice;

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(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes, file any amended material Tax Return or claim for refund for a material amount of Taxes, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or permit to lapse or fail to maintain any material Company Registered IP (excluding non-exclusive licenses of Company IP in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement or subject to confidentiality obligations any material Trade Secrets owned by Target Companies;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $1,000,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations (other than in connection with the payment, discharge or satisfaction of existing Indebtedness in connection with any Permitted Debt), unless such amount has been reserved in the Company Financials;

(xiv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in excess of $5,000,000 for each instance outside the ordinary course of business consistent with past practice or pursuant to any Company Material Contract;

(xv) unless such amount has been reserved in the Company Financials, make capital expenditures in excess of $1,000,000, individually for any project (or set of related projects) or $5,000,000 in the aggregate (excluding, for the avoidance of doubt, incurring any Company Transaction Expenses);

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000 individually or $5,000,000 in the aggregate other than the incurrence of any Company Transaction Expenses or any Liability or obligation pursuant to the terms of a Company Material Contract or Company Benefit Plan, in any case outside of the ordinary course of business consistent with past practice;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, in any case outside of the ordinary course of business consistent with past practice;

(xix) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

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(xx) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxi) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiii) authorize or agree to do any of the foregoing actions.

5.3 Conduct of Business of the Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.3 of the Purchaser Disclosure Schedules, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, and (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (or as contemplated by any Transaction Financing), as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.3 of the Purchaser Disclosure Schedules, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries not to:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its (x) ordinary course administrative costs and expenses or incurring expenses in connection with the consummation of the First Merger and the other transactions contemplated by this Agreement (including any Transaction Financing) in the aggregate in an amount not to exceed $1,000,000, and (y) costs and expenses, including for the avoidance of doubt in connection with any changes to insurance, necessary for an Extension (such expenses, “Extension Expenses”);

(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes, file any amended material Tax Return or claim for refund for a material amount of Taxes, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

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(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(vii) terminate, waive or assign any material right under any Purchaser Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures (excluding, for the avoidance of doubt, incurring any Purchaser Transaction Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the First Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Purchaser Transaction Expenses or Extension Expenses);

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

5.4 Annual and Interim Financial Statements.

(a) During the Interim Period, (i) within forty-five (45) calendar days following the end of each calendar quarterly period and sixty (60) calendar days following the end of each fiscal year, the Company shall use reasonable best efforts to deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from January 1, 2020 through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes, and (ii) in the event that the Company provides the Company Board or management with a monthly financial report with respect to

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any monthly period during the Interim Period, the Company shall promptly provide a copy thereof to the Purchaser. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

(b) As promptly as reasonably practicable after the date of this Agreement, and in any case prior to the date of filing of the Registration Statement, except to the extent such failure is due to Purchaser’s failure to comply with its obligations pursuant to Section 5.12, the Company shall deliver to Purchaser the audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the annual consolidated balance sheet of the Target Companies as of December 31, 2020, and 2021 and the related consolidated audited income statement, changes in shareholder equity and statement of cash flows for the fiscal year then ended, each audited by a PCAOB-qualified auditor in accordance with GAAP and PCAOB standards (the “GAAP Audited Financials”). Upon delivery of such GAAP Audited Financials, the representations and warranties set forth in Section 4.7 shall be deemed to apply to such GAAP Audited Financials with the same force and effect as if made as of the date of this Agreement.

5.5 Purchaser Public Filings. During the Interim Period, the Purchaser shall keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Units, the Purchaser Class A Common Stock and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Purchaser Class A Common Stock and the Purchaser Public Warrants.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its respective Affiliates, a transaction (other than the transactions contemplated by this Agreement and the Ancillary Documents) concerning the sale of all or any material part of the business or assets of the Target Companies, whether by merger, consolidation, liquidation, recapitalization, purchase, exchange or issuance of equity securities, lease or purchase of assets, tender offer or otherwise (other than in the ordinary course of business consistent with past practice), and (B) with respect to the Purchaser and its Affiliates, a transaction or a series of the transactions (other than the transactions contemplated by this Agreement and the Ancillary Documents) under which (x) the Purchaser or any of its Controlled Affiliates, directly or indirectly, (i) engages in a Business Combination involving the Purchaser or any of its Controlled Affiliates with other Person(s), (ii) acquires or otherwise purchases any other Person(s), (iii) acquires or otherwise purchases all or a material portion of the assets, equity securities or businesses of any other Person(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, liquidation, recapitalization, purchase, exchange or issuance of equity securities, purchase of assets, tender offer or otherwise) or (y)(i) the Purchaser or any of its Controlled Affiliates issues any equity securities to, or negotiates a similar investment with, any one or more Persons, or (ii) any one or more Persons acquire or otherwise purchase all or a material portion of the assets or businesses of the Purchaser.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives not to, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party. Notwithstanding anything set forth in this Section 5.6(b) to the contrary, any institutional Company Stockholder

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shall be permitted to undertake the Permitted Secondary Sales and/or the Permitted Equity Financing, so long as (A) the Company (x) notifies the Purchaser promptly after the Company is aware of any of such Permitted Secondary Sales or the Company has determined to pursue such Permitted Equity Financing, and (y) keeps the Purchaser reasonably informed on a prompt and timely basis of the status of the Permitted Secondary Sales and/or the Permitted Equity Financing, and (B) upon request by the Company and the Purchaser, a Person that receives Company Securities in connection with such Permitted Secondary Sales and/or such Permitted Equity Financing shall enter into a Company Stockholder Support Agreement in form and substance to be mutually agreed by the Purchaser and the Company and an agreement substantially in the form of the Lock-Up Agreement.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying, in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof, if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.7 No Trading. The Company acknowledges and agrees that it is aware, and that such Affiliates of the Company are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (“Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company.

5.8 Notice of Developments.

(a) During the Interim Period, each Party shall give prompt notice to the other Parties in writing if such Party or its Affiliates becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of Purchaser, as the case may be): (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any conditions to the Closing set forth in Article VI not to be satisfied or (ii) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material impact on the ability of the Parties to consummate the Transactions or to materially delay the timing thereof. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

(b) During the Interim Period, the Purchaser, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Ancillary Documents or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of the Purchaser, the Purchaser or any of its Representatives (in their capacity as a representative of the Purchaser) or, in the case of the Company, the Company or any other Target Companies or any of their respective Representatives (in their capacity as a representative of the Company or any Target Company). The Purchaser and the Company shall each (i) keep the other Party reasonably informed regarding any Transaction Litigation, (ii) give the other Party the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other Party in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other Party. Notwithstanding the foregoing, (x) the Purchaser and the Company shall jointly control the negotiation, defense and settlement of any such Transaction Litigation and (y) in no event shall the Purchaser (or any of its Representatives), on the one hand, or the Company (or any of its Representatives), on the other hand, settle or compromise any Transaction Litigation brought without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

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5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with

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each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters.

(a) Each of the Parties shall use its reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Mergers to fail to qualify for the Intended Tax Treatment. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Mergers consistent with the Intended Tax Treatment. Each of the Parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(b) The Company, the Purchaser and Merger Subs hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c) Each of the Purchaser and the Company shall cooperate and use their respective reasonable best efforts to execute the Purchaser Registration Statement Tax Certificate and the Company Registration Statement Tax Certificate, including by providing any materials or information reasonably requested by the tax advisors rendering such opinion. The Company shall cooperate and use their reasonable best efforts to obtain the Tax opinion of Haynes and Boone, LLP (or, if Haynes and Boone, LLP is unable or unwilling to give such opinion, another nationally-recognized law firm reasonably acceptable to the Company) that the Mergers should qualify for the Intended Tax Treatment. The Purchaser shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify the Purchaser, in each case if such party becomes aware of any non-public fact or circumstance that would reasonably be likely to prevent the Mergers, from qualifying for the Intended Tax Treatment.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Reorganization, the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Purchaser Class A Common Stock to be issued under this Agreement as the Merger Consideration which Registration Statement shall also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from the Purchaser’s stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Class A Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from the Purchaser’s stockholders to vote, at a special meeting of the Purchaser’s stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of approving the following proposals (or such other proposals as may be agreed upon from time to time between the Company and Purchaser) (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Mergers (and, to the extent required, the issuance of any shares of capital stock in connection with the Common Stock Financing and/or any Transaction Financing), by the holders of Purchaser Common Stock in accordance with the Purchaser’s

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Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq; (ii) the adoption and approval of the Amended Purchaser Charter; (iii) the adoption and approval of (A) a new equity incentive plan (the “Incentive Plan”), pursuant to which the Purchaser shall issue up to a number of shares equal to six percent (6%) of the shares issued as the Merger Consideration, and (B) a new management performance plan (the “Management Performance Plan”), pursuant to which the Purchaser shall issue up to a number of shares equal to eight percent (8%) of the shares issued as the Merger Consideration to certain members of Purchaser or Target Company management should certain milestones provided therein be met within five (5) years after the Closing; (iv) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.17 hereof; (v) such other matters as the Company and the Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Mergers and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “Purchaser Stockholder Approval Matters”); and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of the Purchaser. Purchaser shall include the Purchaser Board Recommendation in the Proxy Statement. The Purchaser shall be entitled to postpone or adjourn the Purchaser Special Meeting solely to the extent necessary (a “Purchaser Meeting Change”): (i) to comply with applicable Law (including, for the avoidance of doubt, any postponement or adjournment required in the event that the Purchaser learns that any inaccurate or misleading information has been included in the Registration Statement or any material information has been omitted from the Registration Statement), (ii) to ensure that any supplement or amendment to the Proxy Statement that Purchaser has determined in good faith is required by applicable Law is disclosed to Purchaser’s stockholders and for such supplement or amendment to be promptly disseminated to Purchaser’s stockholders with sufficient time prior to the Purchaser Special Meeting for Purchaser stockholders to consider the disclosures contained in such supplement or amendment; (iii) if, as of the time for which the Purchaser Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Purchaser Securities represented (either in person, virtually or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Purchaser Special Meeting; (iv) if, as of the time for which the Purchaser Special Meeting is originally scheduled (rather in person, virtually or by proxy), any material consents required from Governmental Authorities or other third parties in order to consummate the transactions contemplated by this Agreement and the Ancillary Documents have not been obtained and are not reasonably expected to be obtained prior to the Closing; or (v) in order to seek withdrawals from redemption requests if a number of shares of Purchaser Class A Common Stock have been elected to be redeemed by the holders thereof such that Purchaser reasonably expects that the condition set forth in Section 6.2(d) will not be satisfied at the Closing; provided that, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), except for any postponement or adjournment for the reasons specified in clauses (i), (iii) or (v), the Purchaser may only be entitled to two (2) Purchaser Meeting Changes (excluding any postponements or adjournments required by applicable Law), and the Purchaser Special Meeting may not be adjourned or postponed to a date that is more than fifteen (15) days after the date for which the Purchaser Special Meeting was originally scheduled (excluding any postponements or adjournments mandated by applicable Law) without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) and provided it is held no later than three (3) Business Days prior to the Outside Date; provided, further, that in the event of a postponement or adjournment pursuant to clauses (ii) or (iii), the Purchaser Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved. In connection with the Registration Statement, the Purchaser shall file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto and agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) the Registration Statement and any amendment or supplement thereto with the Company prior to filing the same with the SEC. The Company shall provide the Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) The Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of the Purchaser and the Company shall, and shall

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cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, the Purchaser and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Purchaser shall amend or supplement the Registration Statement as agreed upon by the Company (such agreement not to be unreasonably withheld, conditioned or delayed) and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the Purchaser’s stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) The Purchaser, with the assistance of the other Parties, shall promptly as agreed upon by the Company (such agreement not to be unreasonably withheld, conditioned or delayed) respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that the Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments and give reasonable and good faith consideration to any comments made by the Company.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, and in any event within ten (10) Business Days of such finalization and effectiveness, the Purchaser shall distribute the Proxy Statement to the Purchaser’s stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) The Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

5.13 No Change of Purchaser Board Recommendation.

(a) Except as permitted by Section 5.13(b), the Purchaser Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, amend, qualify or modify, or (privately or publicly) propose to change, withdraw, withhold, amend, qualify or modify, the Purchaser Board Recommendation for any reason in a manner adverse to the Company, or (ii) fail to include the Purchaser Board Recommendation in the Registration Statement or Proxy Statement (any of the actions set forth in the foregoing clauses (i) and (ii), a “Purchaser Change of Recommendation”).

(b) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Required Purchaser Stockholder Approval, the Purchaser Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that, in response to a Purchaser Intervening Event, it must make a Purchaser Change of Recommendation in order for the Purchaser Board to comply with its fiduciary duties under applicable Law, the Purchaser Board may, prior to obtaining the Required Purchaser Stockholder Approval, make a Purchaser Change of Recommendation; provided, however, that Purchaser shall not be entitled to make, or agree or resolve to make, a Purchaser Change of Recommendation unless (i) the Purchaser delivers to the Company a written notice (a “Purchaser Intervening Event Notice”) advising the Company that the Purchaser Board proposes to take such action and containing the material facts underlying the Purchaser Board’s determination that a Purchaser Intervening Event has occurred and that to make a Purchaser Change of Recommendation is necessary for the Purchaser Board to comply with its fiduciary duties under applicable Law and (ii) at or after 5:00 p.m., New York time, on the fifth (5th) Business Day immediately following the day on which Purchaser delivered the Purchaser Intervening Event Notice (such period from the time the Purchaser Intervening Event Notice is provided until 5:00 p.m., New York time, on the fifth (5th) Business Day immediately following the day on which the Purchaser delivered the Purchaser Intervening Event Notice (it being understood that any material development with respect to a Purchaser Intervening Event shall require a new notice but with an additional three (3)-Business Day (instead of five (5)-Business Day) period from

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the date of such notice), the “Purchaser Intervening Event Notice Period”), the Purchaser Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that to make a Purchaser Change of Recommendation is necessary for the Purchaser Board to comply with its fiduciary duties under applicable Law. If requested by the Company, the Purchaser shall, and shall use its reasonable best efforts to cause its Representatives to, during the Purchaser Intervening Event Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so that to make a Purchaser Change of Recommendation is not necessary for the Purchaser Board to comply with the Purchaser Board’s fiduciary duties under applicable Law.

(c) The Purchaser agrees that, unless this Agreement is terminated in accordance with Article VII, its obligation to establish a record date for, duly call, give notice of, convene and hold the Purchaser Special Meeting for the purpose of obtaining the approval from the Purchaser’s stockholders shall not be affected by any Purchaser Change of Recommendation, and the Purchaser agrees to establish a record date for, duly call, give notice of, convene and hold the Purchaser Special Meeting and submit for the approval of its stockholders the matters contemplated by the Proxy Statement (including the Purchaser Stockholder Approval Matters), regardless of whether or not there shall be any Purchaser Change of Recommendation. For the avoidance of doubt, a Purchaser Change of Recommendation will not limit or otherwise affect the agreements and covenants set forth in the Sponsor Support Agreement.

5.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance and only make such filing with the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws (with the Company reviewing, commenting upon and approving such Closing Filing (which approval shall not be unreasonably withheld, conditioned or delayed)). In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the transactions contemplated hereby.

5.15 Confidential Information.

(a) The Company hereby agrees that, during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights

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hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at the Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that it may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by Federal Securities Laws.

5.16 Employment Agreements. Prior to the Closing, to the extent reasonably requested by the Purchaser, the Company shall use its reasonable best efforts to cause the persons set forth on Schedule 5.16 of the Company Disclosure Schedule to enter into employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and Purchaser, between each such person and the applicable Target Company, as noted in Schedule 5.16 of the Company Disclosure Schedule.

5.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Purchaser to resign and appointment of the directors in accordance with this Section 5.17(a), so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals, including (i) two (2) directors designated by the Company prior to the Closing, (ii) two (2) directors designated by the Purchaser

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prior to the Closing, and (iii) three (3) directors who are independent under Nasdaq rules that are mutually agreed by the Company and the Purchaser prior to the Closing (such individuals, the “Directors”). At or prior to the Closing, the Purchaser shall provide each Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Director, to be effective upon the Closing (or if later, such Director’s appointment).

(b) The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless the Purchaser and the Company agree to appoint another qualified person to either such role, in which case, such other individual shall serve in such role).

5.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser, Merger Subs or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser, Merger Subs or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser, Merger Subs or the Company in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Second Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser, Merger Subs and the Company to the extent permitted by applicable Law. The provisions of this Section 5.18 shall survive the consummation of the Mergers and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and Merger Subs’ directors and officers, the Purchaser shall be permitted prior to the First Effective Time to obtain and fully pay the premium for a “tail” insurance policy, to the extent available on commercially reasonable terms and at an aggregate cost of no higher than 300% of the annual premium of Purchaser’s directors’ and officers’ liabilities insurance policy as of the date of this Agreement, that provides coverage for up to a six-year period from and after the Second Effective Time for events occurring prior to the First Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

5.19 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser from any Transaction Financing shall first be used to pay (i) the Purchaser Transaction Expenses, (ii) any loans owed by Purchaser to Sponsor for the Purchaser Transaction Expenses, other administrative costs and expenses incurred by or on behalf of Purchaser and (iii) the Company Transaction Expenses. Such amounts, as well as any expenses that are required or permitted to be paid by delivery of the Purchaser’s securities, shall be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

5.20 Transaction Financing. Notwithstanding anything to the contrary contained herein, during the Interim Period, the Purchaser shall use commercially reasonable efforts to obtain any Transaction Financing in order to cause the Minimum Cash Condition to be satisfied. The Company shall, and shall cause its Representatives to, reasonably cooperate with the Purchaser in connection with the Purchaser’s efforts to obtain any such Transaction Financing. Without limiting the foregoing, if requested by the Purchaser, the Company shall, and shall cause its Representatives to, reasonably cooperate with the Purchaser in connection with discussion, negotiation and entry into the applicable definitive agreements in connection with any Transaction Financing (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by the Purchaser).
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5.21 Reorganization. The Company shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable in order to consummate the Reorganization prior to the Closing.

5.22 Post-Closing Equity Plans. Prior to the effectiveness of the Registration Statement/Proxy Statement, the Purchaser Board shall approve and adopt each of the Incentive Plan and Management Performance Plan, each effective as of the Closing Date, substantially in the form determined by the Company and agreed by the Purchaser (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Purchaser, as applicable), and in the manner prescribed under applicable Laws. The Assumed RSUs shall, for the avoidance of doubt, be deemed to have been granted pursuant to the Incentive Plan and shall be settled by the number of shares of Purchaser Class A Common Stock to be reserved for grant under the Incentive Plan.

5.23 Required Company Stockholder Approval. As promptly as practicable after the Registration Statement has become effective, the Company shall duly call for and give notice of a stockholders’ meeting or seek the written consent of the Company Stockholders for the purposes of obtaining the requisite vote or consent of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholders’ agreement or otherwise) for the authorization and approval of and consent to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the Transactions, including the First Merger (the “Required Company Stockholder Approval”).

5.24 Extensions. The Purchaser shall seek to obtain the approval of its stockholders for an Extension, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, of the deadline by which it must complete its Business Combination for a period of up to six (6) months (the “Permitted Extension Period” and such extension, the “Permitted Extension”) on a month-by-month basis; provided that the Purchaser agrees to seek such extension for the first three (3) monthly periods of the Permitted Extension Period (such first three (3) monthly periods of the Permitted Extension Period, the “Prescribed Extension Period”).

ARTICLE VI
CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Mergers and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

(b) Required Company Stockholder Approval. The Required Company Stockholder Approval shall have been obtained.

(c) Requisite Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(c) of the Company Disclosure Schedules shall have been obtained or made (or deemed, by applicable Law, to have been obtained or made).

(d) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(e) Appointment to the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.17.

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(f) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

6.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the First Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser shall have performed, in all material respects, all of the Purchaser’s obligations and complied, in all material respects, with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d) Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any funded Transaction Financing, prior to the payment of the Purchaser’s unpaid Purchaser Transaction Expenses due at the Closing and before repayment of any loans owed by Purchaser to Sponsor or other amounts due at the Closing, at least equal to Ninety-Five Million U.S. Dollars ($95,000,000) less the aggregate amount of proceeds of the Permitted Equity Financing (if any) (the “Minimum Cash Condition”).

(e) Amended Purchaser Charter. The Company shall have received, and delivered to the Company, a copy of the Amended Purchaser Charter certified by the Secretary of State of the State of Delaware.

(f) Closing Deliveries.

(i) Officer’s Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

(ii) Secretary’s Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser Board authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii) Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for other jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(g) Nasdaq Listing. The shares of Purchaser Class A Common Stock to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq, subject only to official notice of issuance.

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6.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Subs to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date (after giving effect of the Pre-Merger Stock Distribution), except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of their obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. Each Lock-Up Agreement, A&R Registration Rights Agreement and Non-Competition Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) Officer’s Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c)

(ii) Secretary’s Certificate. The Company shall have delivered to the Purchaser a certificate executed by a director of the Company certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the First Effective Time), (B) the requisite resolutions of the Company Board authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the First Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of shareholders, (C) evidence that the Required Company Stockholders Approvals have been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for the Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization and from each other jurisdiction in which the Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholders) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

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ARTICLE VII
TERMINATION AND EXPENSES

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by July 11, 2022 (the “Outside Date”); provided, that, notwithstanding anything herein to the contrary, if the Purchaser obtains the approval of its stockholders for the Permitted Extension, then the Outside Date, automatically and without action on the part of any Party, shall be extended for an additional period ending on the last date then in effect for the Purchaser to consummate its Business Combination pursuant to the applicable extension period then in effect during the Permitted Extension Period, provided, further, however, that in the event that the Purchaser shall fail to seek an extension for any one (1)-month period following the Prescribed Extension Period, then the Purchaser or the Company, each by written notice to the other Party, shall have the right to terminate this Agreement (provided, that, for the avoidance of doubt, the Outside Date shall continue to be extended, automatically and without action on the part of any Party, during the Prescribed Extension Period and for so long as the Purchaser shall continue to seek monthly extensions during the Permitted Extension Period following the Prescribed Extension Period); provided, further, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholders) of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholders) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to the Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies taken as a whole following the date of this Agreement which is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (i) the Outside Date and (ii) the twentieth (20th) day following receipt of written notice from the Purchaser of such Material Adverse Effect;

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(g) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained;

(h) by written notice by either the Purchaser or the Company to the other if the Company Stockholders’ meeting is held and has concluded and the Company Stockholders have duly voted, or the Company has sought the written consent of the Company Stockholders, but the Required Company Stockholder Approval was not obtained; or

(i) by written notice by the Company to the Purchaser if there has been a Purchaser Change of Recommendation.

7.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.14(a), 5.15, 7.3, 8.1, Article IX, Article X and this Section 7.2 shall survive the termination of this Agreement and remain valid and binding obligations of the Parties, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Section 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.8, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3 Fees and Expenses. Unless otherwise provided for in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants and administrative costs and expenses, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with Article VII, the Company shall pay, or cause to be paid, all unpaid Company Transaction Expenses and the Purchaser shall pay, or cause to be paid, all unpaid Purchaser Transaction Expenses and (b) if the Closing occurs, then the Purchaser shall pay, or cause to be paid, all unpaid Company Transaction Expenses and all unpaid Purchaser Transaction Expenses. Notwithstanding the foregoing, the Company agrees to be responsible for all filing fees and expenses under any applicable Antitrust Laws, including the fees and expenses relating to any pre-merger notification required the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (“Antitrust Expenses”).

ARTICLE VIII
TRUST WAIVER

8.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company hereby represents and warrants that it has read the IPO Prospectus and understands that the Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by the Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Purchaser’s public stockholders (including overallotment shares acquired by the Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, the Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Class A Common Stock in connection with the consummation of the Purchaser’s initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to the Purchaser’s Organizational Documents to extend the Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within eighteen (18) months after the closing of the IPO, subject to extension by amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses if the Purchaser fails to consummate a Business Combination and the Purchaser is dissolved according to its Organizational Documents, and (d) to the Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of the Purchaser entering

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into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the Purchaser or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with the Purchaser or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Purchaser and its Affiliates to induce the Purchaser to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or any of its Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to the Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Purchaser or its Representatives, the Company hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or any of its Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to the Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, the Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company and its Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event that the Purchaser or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE IX
MISCELLANEOUS

9.1 Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Purchaser, Merger Subs or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

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9.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Subs at or prior to the Closing, to:	with a copy (which will not constitute notice) to:

KludeIn I Acquisition Corp.	Ellenoff Grossman & Schole LLP
1096 Keeler Avenue	1345 Avenue of the Americas, 11th Floor
Berkeley, California 94708	New York, New York 10105
Attn: Mini Krishnamoorthy	Attn:	Douglas S. Ellenoff, Esq.
Telephone: (650) 246-9907		Matthew A. Gray, Esq.
Email: mk@kludein.com	Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
	Email:	ellenoff@egsllp.com
mgray@egsllp.com
If to the Company, at or prior to the Closing, to:		with a copy (which will not constitute notice) to:

Near Intelligence Holdings Inc.		Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong
100W Walnut St		Attn: Daniel Dusek and
STE A-4		Joseph Raymond Casey
Pasadena, CA 91124, USA		Facsimile No.: +852 3761 3301
Telephone No.: +852 3761 9140
Attn: Anil Mathews	Email:	daniel.dusek@kirkland.com;
joseph.casey@kirkland.com
Telephone: 415.271.2500
Email: anil@near.com

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attn: Tamar Donikyan
Facsimile No.: +1 (212) 446 4900
Telephone No.: +1 (212) 909 3421
	Email:	tamar.donikyan@kirkland.com
If to the Purchaser after the Closing, to:		with a copy (which will not constitute notice) to:

Near Intelligence, Inc.		Kirkland & Ellis
100W Walnut St		26th Floor, Gloucester Tower, The Landmark
STE A-4		15 Queen’s Road Central
Pasadena, California 91124		Hong Kong
Attn: Anil Mathews		Attn: Daniel Dusek and Joseph Raymond Casey
Telephone No.: (415) 271-2500		Facsimile No.: +852 3761 3301
Email: anil@near.com		Telephone No.: +852 3761 9140
	Email:	daniel.dusek@kirkland.com;
joseph.casey@kirkland.com

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and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attn: Tamar Donikyan
Facsimile No.: +1 (212) 446 4900
Telephone No.: +1 (212) 909 3421
Email:	tamar.donikyan@kirkland.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Douglas S. Ellenoff, Esq.
Matthew A. Gray, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:	ellenoff@egsllp.com
mgray@egsllp.com

9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.5 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.18, of EGS set forth in Section 9.15(a), Kirkland & Ellis LLP (“K&E”) set forth in Section 9.15(b), and Haynes and Boone, LLP (“HB”) set forth in Section 9.15(c), which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.6 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any U.S. state or federal court located in the State of Delaware (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto, (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court, (c) agrees that all claims in respect of any Action shall be heard and determined only in any such Specified Court and (d) agrees not to bring any Action based upon, arising out of or relating to, this Agreement or the Transactions in any other court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.3. Nothing in this Section 9.6 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

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9.7 Waiver of Jury Trial. Each party hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any action directly or indirectly arising out of, under or in connection with this agreement or the transactions contemplated hereby. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 9.7.

9.8 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.9 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.10 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Company.

9.11 Waiver. The Purchaser on behalf of itself and its Affiliates, and the Company on behalf of itself and its Affiliates, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.12 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.13 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed

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in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL or its Organizational Documents.

The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company or N Sing for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.14 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.15 Legal Representation.

(a) The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented the Purchaser, Merger Subs and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company or any of its Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser, Merger Subs or the Sponsor or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by the Purchaser or the Surviving Entity; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Second Effective Time, the Surviving Entity and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

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(b) The Parties agree that, notwithstanding the fact that K&E may have, prior to Closing, jointly represented the Company in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, K&E will be permitted in the future, after Closing, to represent the Company Stockholders or holders of other equity interests of the Company on or prior to the Closing or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Near Group”) in connection with matters in which such Persons are adverse to the Purchaser or the Surviving Corporation, including any disputes arising out of, or related to, this Agreement. The Company hereby agrees, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with K&E’s future representation of any member of the Near Group in which the interests of such Person are adverse to the interests of the Purchaser, Merger Subs, and/or the Company or any of its Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by K&E of any member of the Near Group. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company and the Near Group shall be deemed the client of K&E with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Near Group, shall be controlled by the Near Group and shall not pass to or be claimed by the Company; provided, further, that nothing contained herein shall be deemed to be a waiver by the Company or any of its Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(c) The Parties agree that, notwithstanding the fact that HB may have, prior to Closing, jointly represented the Company in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, HB will be permitted in the future, after Closing, to represent the Near Group in connection with matters in which such Persons are adverse to the Purchaser or the Surviving Corporation, including any disputes arising out of, or related to, this Agreement. The Company hereby agrees, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with HB’s future representation of any member of the Near Group in which the interests of such Person are adverse to the interests of the Purchaser, Merger Subs, and/or the Company or any of its Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by HB of any member of the Near Group. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company and the Near Group shall be deemed the client of HB with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Near Group, shall be controlled by the Near Group and shall not pass to or be claimed by the Company; provided, further, that nothing contained herein shall be deemed to be a waiver by the Company or any of its Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

ARTICLE X
DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any claim, demand, charge, action, suit, litigation, audit, complaint, arbitration, inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing.

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“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement or in furtherance of the consummation of the Mergers and the other Transactions.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, except for any plan, program or arrangement maintained by a Governmental Authority.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercial banking institutions in New York, New York are generally open for use by customers on such day.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit (but excluding the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time).

“Closing Net Debt” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Target Companies, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Base Value” means Six Hundred Seventy-Five Million U.S. Dollars ($675,000,000), plus the aggregate amount of proceeds of the Permitted Equity Financing (if any).

“Company Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, the Company RSUs, the Company Warrants and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Plan” means the Near Intelligence Holdings Inc. 2022 Employee Restricted Stock Unit Plan, as may be amended and restated.

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“Company Preferred Stock” means the shares of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, and Series U preferred stock, each par value $0.0001 per share, of the Company.

“Company Registration Statement Tax Certificate” shall mean the tax representation letter in substantially the form set forth on Exhibit G and dated and executed as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

“Company RSU” means a restricted stock unit that was granted pursuant to the Company Equity Plan.

“Company Securities” means, collectively, the Company Stock, the Company RSUs, the Company Warrants and any other Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stock” means, collectively the Company Common Stock and Company Preferred Stock.

“Company Stockholders” means, collectively, the holders of shares of Company Common Stock and Company Preferred Stock.

“Company Transaction Expenses” means all fees and expenses of any of the Target Companies (and not otherwise expressly allocated to Purchaser pursuant to the terms of this Agreement or any Ancillary Document) incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable solely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, (iii) the Company’s portion of any Antitrust Expenses in accordance with Section 7.3 that have not been paid prior to the Closing, and (iv) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on any Target Company in connection with the Mergers or the other transactions contemplated by this Agreement.

“Company Warrant” means a warrant to purchase shares of Company Stock, including (i) the warrant set forth on Schedule 10.1(i) of the Company Disclosure Schedules. and (ii) the warrants issued to certain consultants engaged by the Company set forth in a list which have been made available to the Purchaser by the Company.

“Completion Date of the Reorganization” means the date on which all of the assets (including Intellectual Property and Contracts) specified in the Contribution Documents and required to be contributed by N Sing to the Company under the Contribution Documents will be effectively assigned and transferred from N Sing to the Company in accordance with applicable Laws.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means (a) the ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the share then in issue and conferring the rights to vote at all general meetings of such Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings.

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“Conversion Ratio” means an amount equal to the quotient of (x) the Merger Consideration, divided by (y) the product of (i) the Fully-Diluted Company Stock, multiplied by (ii) $10.00.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19 or any other epidemics, pandemics or disease outbreaks, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Executive Officers” means the individuals set forth on Schedule 10.1(ii) of the Company Disclosure Schedules.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Fully-Diluted Company Stock” means the total number of issued and outstanding shares of Company Stock immediately prior to the Closing, (a) treating the shares of Company Preferred Stock on an as-converted to Company Common Stock basis and (b) treating all outstanding Company RSUs, Company Warrants and other Company Convertible Securities as fully vested and as if each such Company Convertible Security had been exercised as of the First Effective Time (calculated using the treasury stock method of accounting), but (c) excluding any Company Securities held by any Target Company immediately prior to the Closing.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“I-Bankers” means I-Bankers Securities, Inc.

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board.

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“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (h) all obligation described in clauses (a) through (g) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against Loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights (including rights in Software), Trade Secrets, Internet Assets and other intellectual property.

“Internet Assets” means any and all domain name registrations.

“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of January 6, 2021 and filed with the SEC on January 8, 2021 (File No. 333-251337).

“IPO Underwriters” means BTIG, LLC and I-Bankers, collectively.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the Executive Officers of the Company, after reasonable inquiry with his or her direct reports responsible for the applicable subject matter and any relevant books and records, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry with his or her direct reports responsible for the applicable subject matter and any relevant books and records, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Losses” means any and all losses, Actions, Orders, Liabilities, damages, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses).

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“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (x) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (y) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial, banking or securities markets (including changes in interest rates) or general economic, social or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or any epidemic, pandemic, plague or other outbreak of illness or disease or public health event (including COVID-19) or any COVID-19 Measures or any changes or prospective changes in such COVID-19 Measures or changes or prospective changes in the interpretation, implementation or enforcement thereof or the worsening thereof; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (vi), with respect to the Purchaser, the consummation and effects of the Redemption (or any redemption in connection with the Extension); (vii) the announcement or the existence of, compliance with or performance under, this Agreement and the Ancillary Documents or the transactions contemplated hereby and thereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, works councils or other labor organizations, customers, suppliers or partners; (viii) any actions taken at the written request or with the written consent of Purchaser (including e-mail or other forms of electronic communications) or (ix) any changes or prospective changes after the date of this Agreement in applicable Law (or official interpretations, implementation or enforcement thereof by a Governmental Authority), excluding GAAP or any other accounting principles (or authoritative interpretations thereof); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i), (ii), (iii), (iv) and (ix), immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries and geographic location in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Merger Sub 1 Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub 1.

“N Sing Shareholders” means, collectively, the holders of N Sing Shares.

“N Sing Shares” means all classes of shares in the capital of N Sing outstanding immediately prior to the Pre-Merger Stock Distribution.

“Nasdaq” means the Nasdaq Capital Market.

“Net Working Capital Amount” means, as of the Reference Time, an amount equal to (i) the sum of all current assets of the Target Companies (including prepaid Company Transaction Expenses, but excluding, without duplication, Closing Company Cash), on a consolidated basis, (ii) minus the sum of all current liabilities of the Target Companies (excluding, without duplication, Indebtedness and unpaid Company Transaction Expenses), on a consolidated basis and as determined in accordance with the Accounting Principles; provided, that, for purposes of this definition, whether or not the following is consistent with the Accounting Principles, “current assets” will exclude any receivable from a Company Stockholder.

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“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, or judicial award that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, shareholders agreement, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Debt” means Indebtedness incurred by any Target Company after the date of this Agreement from third parties, including third party banks or financial institutions, provided that all such Indebtedness shall not result in total Indebtedness of the Target Companies (whether incurred prior to or following the date of this Agreement) in excess of $60,000,000 at any time (which amount, for the avoidance of doubt, also shall include any Indebtedness of the Target Companies as of the date of this Agreement).

“Permitted Equity Financing” means an equity financing transaction or series of equity financing transactions entered into by the Company on or after the date hereof, by way of issuance, subscription or sale, which results in cash proceeds to the Company prior to the First Effective Time in an amount not exceeding US$50,000,000, in exchange for shares of Company Stock or Company Convertible Securities (excluding, for the avoidance of doubt, any instrument issued by the Company in connection with the Permitted Debt).

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) non-exclusive licenses and sublicenses to Intellectual Property granted in the ordinary course of business, or (f) Liens arising under this Agreement or any Ancillary Document.

“Permitted Secondary Sales” means a transaction or a series of transactions entered into by any institutional Company Stockholder to sell its Company Securities, so long as such transaction(s) would not reasonably be expected to result in a change of Control of the Company or otherwise reasonably be expected to prohibit, delay, impede or otherwise have a material adverse effect on the Transactions.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.

Annex B-1-57

“Purchaser Common Stock” means, collectively, the shares of Purchaser Class A Common Stock and the Purchaser Class B Common Stock. For the avoidance of doubt, any reference in this Agreement to Purchaser Common Stock from and after the Closing shall mean the Purchaser Class A Common Stock.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information shall include the confidential or proprietary information of the Target Companies.

“Purchaser Intervening Event” any change, event, circumstance, occurrence, effect, development or state of facts (a) that is materially adverse to the business, assets, operations or prospects of the Company and its Subsidiaries, taken as a whole, (b) that was not known by, or the consequences of which were not reasonably foreseeable to, the Purchaser Board as of the date of this Agreement and that becomes known to, or the consequences of which become reasonably foreseeable to, the Purchaser Board after the date of this Agreement and prior to the receipt of the Required Purchaser Stockholder Approval and (c) that does not relate to an Acquisition Proposal or Alternative Transaction; provided, however, that (i) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in determining whether a Material Adverse Effect with respect to the Company has occurred or would reasonably be expected to occur pursuant to clauses (i), (ii), (iii), (iv), (v), and (viii) of the definition thereof and (ii) any change in the price or trading volume of Purchaser Units, Purchaser Common Stocks or Purchaser Warrants shall, in case of each of clauses (a) to (c) of this definition, be excluded for purposes of determining whether a Purchaser Intervening Event has occurred.

“Purchaser Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Private Warrants” means the warrants issued in a private placement to the Sponsor by the Purchaser at the time of the consummation of the IPO, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Public Warrants” means one whole redeemable warrant that was included in as part of each Purchaser Public Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Registration Statement Tax Certificate” shall mean the tax representation letter in substantially the form set forth on Exhibit H and dated and executed as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock and the Purchaser Warrants, collectively.

“Purchaser Transaction Expenses” means all fees and expenses of the Purchaser (and not otherwise expressly allocated to any of the Target Companies pursuant to the terms of this Agreement or any Ancillary Document) incurred or payable as of the Closing and not paid prior to the Closing, including the Purchaser’s deferred expenses (including cash amounts payable to the IPO Underwriter and any legal fees) of the IPO and any Extension Expenses, in connection with the consummation of the transactions contemplated hereby incurred or payable as of the Closing and not paid prior to the Closing, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of Purchaser and any administrative costs and expenses, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, financial printer, proxy solicitor, or other agents or service providers of Purchaser, travel and entertainment incurred by Purchaser, (b) Purchaser’s portion of any Antitrust Expenses in accordance with Section 7.3 that have not been paid prior to the Closing (if applicable), and (c) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser or Merger Subs in connection with the Mergers or the other transactions contemplated by this Agreement.

Annex B-1-58

“Purchaser Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) share of Purchaser Class A Common Stock and one-half (1/2) of one Purchaser Public Warrant.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

“Reference Time” means the close of business of the Company one Business Day prior to the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Company Transaction Expenses, Purchaser Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Leader” means the individuals set forth on Schedule 10.1(iii) of the Company Disclosure Schedules.

“Social Insurance” means a system of compulsory contribution to provide government assistance and benefits related to unemployment, retirement, health, disability, workers’ compensation, and death, to workers and their families.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means KludeIn Sponsor LLC.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or Losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Target Net Working Capital Amount” means an amount equal to $5,000,000.

Annex B-1-59

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, in each case, imposed by a Governmental Authority, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets and confidential business information, including concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, source code of Software, methods, know-how, data, discoveries, inventions, modifications, and improvements (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Transaction Financing” means any equity or debt financing of the Purchaser entered into between the date of this Agreement and the Closing, including, without limitation, pursuant to any equity subscription agreement or any non-redemption agreements from existing stockholders of the Purchaser which may include non-redemption agreements from existing stockholders of the Purchaser or other actions to minimize redemptions from the Trust Account, provided that (i) any such financing results in cash proceeds to the Purchaser at or prior to the Closing, (ii) such financing does not constitute Purchaser Transaction Expenses and will not be repaid in whole or in part prior to or at the Closing, and (iii) the Purchaser has obtained the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 6, 2021, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar federal, state, local or foreign Laws.

Annex B-1-60

10.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Accounts Receivable	4.7(g)
Acquisition Proposal	5.6(a)
Agreement	Preamble
Alternative Transaction	5.6(a)
Amended Purchaser Charter	1.7
Antitrust Expenses	7.3
Antitrust Laws	5.9(b)
Assumed RSUs	1.10(c)
Assumed Warrant	1.10(d)
Audited Company Financials	4.7(a)
Business Combination	8.1
Closing	2.1
Closing Date	2.1
Closing Filing	5.14(b)
Closing Press Release	5.14(b)
Closing Statement	1.9(a)
Common Stock Financing	Recitals
Common Stock Investor	Recitals
Common Stock Purchase Agreement	Recitals
Company	Preamble
Company Benefit Plan	4.18(a)
Company Board	Recitals
Company Certificates	1.11(a)
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company IP	4.13(c)
Company Material Contracts	4.12(a)
Company Permits	4.10
Company Real Property Leases	4.15
Company Registered IP	4.13(a)
Company Stockholder Support Agreements	Recitals
Contribution	Recitals
Contribution Documents	Recitals
D&O Indemnified Persons	5.18(a)
D&O Tail Insurance	5.18(b)
DGCL	Recitals
Directors	5.17(a)
EGS	2.1
Enforceability Exceptions	3.2
Environmental Permits	4.19
Extension	5.3(a)
Extension Expenses	5.3(b)(iv)
Federal Securities Laws	5.7
First Certificate of Merger	1.2
First Effective Time	1.2
First Merger	Recitals
First Merger Transactions	Recitals

Annex B-1-61

Term	Section
GAAP Audited Financials	5.4(b)
HB	9.5
Inbound IP License	4.13(a)
Incentive Plan	5.12(a)
Instruction to Trustee	1.9(b)
Intended Tax Treatment	Recitals
Interim Period	5.1(a))
K&E	9.5
LLCA	1.1
Lock-Up Agreement	Recitals
Management Performance Plan	5.12(a)
Mergers	Recitals
Merger Consideration	1.8
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Minimum Cash Condition	6.2(d)
N Sing	Recitals
Near Group	9.15(b)
Non-Competition Agreement	Recitals
OFAC	3.19(c)
Outbound IP License	4.13(a)
Outside Date	7.1(b)
Party(ies)	Preamble
Permitted Extension	5.24
Permitted Extension Period	5.24
Post-Closing Purchaser Board	5.17(a)
Pre-Merger Stock Distribution	Recitals
Prescribed Extension Period	5.24
Proxy Statement	5.12(a)
Public Certifications	3.6(a)
Public Stockholders	8.1
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Board Recommendation	Recitals
Purchaser Change of Recommendation	5.13(a)
Purchaser Disclosure Schedules	Article III
Purchaser Financials	3.6(b)
Purchaser Intervening Event Notice	5.13(b)
Purchaser Intervening Event Notice Period	5.13(b)
Purchaser Material Contract	3.13(a)
Purchaser Meeting Change	5.12(a)
Purchaser Special Meeting	5.12(a)
Purchaser Stockholder Approval Matters	5.12(a)
Redemption	5.12(a)
A&R Registration Rights Agreement	Recitals
Registration Statement	5.12(a)
Related Person	4.20
Released Claims	8.1
Reorganization	Recitals

Annex B-1-62

Term	Section
Required Company Stockholder Approval	5.23
Required Purchaser Stockholder Approval	6.1(a)
SEC Reports	3.6(a)
SEC SPAC Accounting Changes	3.6(a)
Second Certificate of Merger	1.2
Second Effective Time	1.2
Second Merger	Recitals
Significant Channel Customers	4.23(b)
Significant Direct Customers	4.23(a)
Signing Filing	5.14(b)
Signing Press Release	5.14(b)
Specified Courts	9.6
Sponsor Support Agreement	Recitals
Stockholder Merger Consideration	1.10(a)
Surviving Corporation	1.1
Surviving Entity	1.1
Total Stockholder Merger Consideration	1.10(a)
Transaction Litigation	5.8(b)
Transactions	Recitals

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Annex B-1-63

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:
KludeIn I Acquisition Corp.
By:	/s/ Mini Krishnamoorthy
	Name:	Mini Krishnamoorthy
	Title:	Chief Financial Officer
Merger Sub 1:
Paas Merger Sub 1 Inc.
By:	/s/ Mini Krishnamoorthy
	Name:	Mini Krishnamoorthy
	Title:	Vice President
Merger Sub 2:
Paas Merger Sub 2 LLC
By:	/s/ Mini Krishnamoorthy
	Name:	Mini Krishnamoorthy
	Title:	Vice President
The Company:
Near Intelligence Holdings Inc.
By:	/s/ Anil Mathews
	Name:	Anil Mathews
	Title:	Authorized Signatory

Annex B-1-64

Annex B-2

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of November 3, 2022 by and among KludeIn I Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), Paas Merger Sub 1 Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Purchaser (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), and Near Intelligence Holdings Inc., a Delaware corporation (the “Company”). Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement (as defined below).

WHEREAS, the parties hereto entered into that certain Agreement and Plan of Merger, dated as of May 18, 2022 (the “Original Agreement”) and desire to amend the Original Agreement as set forth below;

WHEREAS, pursuant to the Agreement, the Purchaser will acquire 100% of the equity interests of the Company, directly or indirectly, through (i) the merger of Merger Sub 1 with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser (the “First Merger”), and (ii) immediately following the First Merger, the merger of the Company with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and a wholly owned subsidiary of the Purchaser (the “Second Merger” and, together with the First Merger, the “Mergers”); and

WHEREAS, in connection with the Mergers and the other transactions contemplated by the Agreement, the parties desire to amend the Original Agreement upon the terms and subject to the conditions set forth herein (the Original Agreement, as amended pursuant to this Amendment and as may be further amended, supplemented, modified and/or restated from time to time, the “Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Purchaser and the Company agree as follows:

1. Amendments to the Agreement.

1.1 Amendment to Post-Closing Board of Directors. Section 5.17(a) of the Agreement is hereby amended and restated in its entirety as follows:

“The Parties shall take all necessary action, including causing the directors of the Purchaser to resign and appointment of the directors in accordance with this Section 5.17(a), so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of five (5) individuals, including (i) one (1) director designated by the Company prior to the Closing, (ii) one (1) director designated by the Purchaser prior to the Closing, and (iii) three (3) directors who are independent under Nasdaq rules that are mutually agreed by the Company and the Purchaser prior to the Closing (such individuals, the “Directors”). At or prior to the Closing, the Purchaser shall provide each Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Director, to be effective upon the Closing (or if later, such Director’s appointment).”

1.2 Amendment to Trust Account Proceeds. Section 5.19 of the Agreement is hereby amended and restated in its entirety as follows:

“The Parties agree that prior to or substantially concurrently with the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, together with any proceeds received by Purchaser from any Transaction Financing and proceeds that become available to either Purchaser or the Company under any Permitted Debt, shall first be used to pay (i) the Purchaser Transaction Expenses, (ii) any loans owed by Purchaser to Sponsor for the Purchaser Transaction Expenses, other administrative costs and expenses incurred by or on behalf of Purchaser and (iii) the Company Transaction Expenses. To the extent cash available from the Trust Account, Transaction Financing and Permitted Debt is insufficient to pay such amounts prior to or substantially concurrently with the Closing, the Company shall instead pay such amounts from its balance sheet or any other source that is available to the Company at such time. Whatever the source of such payments, such amounts, as well as any expenses that are required or permitted to be paid by delivery of the Purchaser’s securities, shall be paid at prior to or substantially concurrently with the Closing. Any remaining cash, including any proceeds received by the Company from the Permitted Equity Financing or any cash that becomes available under any Permitted Debt, will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.”

Annex B-2-1

1.3 Amendment to Minimum Cash Condition. Section 6.2(d) of the Agreement is hereby amended and restated in its entirety as follows:

“(d) Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any funded Transaction Financing, prior to the payment of the Purchaser’s unpaid Purchaser Transaction Expenses due at the Closing and before repayment of any loans owed by Purchaser to Sponsor or other amounts due at the Closing, at least equal to Ninety-Five Million U.S. Dollars ($95,000,000) less the aggregate amount of proceeds of any Permitted Equity Financing and any Permitted Debt that is eligible for drawdown by any Target Company following the Closing or previously has been drawn down by any Target Company prior to the Closing (including amounts in escrow that would be eligible to be requested by any Target Company following the Closing) (the “Minimum Cash Condition”) (provided that, for the avoidance of doubt, if such difference is a negative number, the Minimum Cash Condition shall be zero).”

1.4 Addition of Definition of Financing Date. The definition of “Financing Date” is hereby added to Section 10.1 of the Agreement as follows:

““Financing Date” means November 3, 2022.”

1.5 Amendment to Definition of Permitted Debt. The definition of “Permitted Debt” in Section 10.1 of the Agreement is hereby amended and restated in its entirety as follows:

““Permitted Debt” means Indebtedness incurred by any Target Company after the date of this Agreement from third parties, including third party investors, banks or financial institutions, consisting of (i) any outstanding Indebtedness of the Target Companies for borrowed money as of the Financing Date (which amount, for the avoidance of doubt, also shall include any Indebtedness of the Target Companies as of the date of this Agreement, any premium, original issue discount and upfront fees, accrued interest and fees and expenses incurred in connection with an exchange, extension, renewal, repayment, replacement or refinancing of the existing Indebtedness) and (ii) up to One Hundred Million U.S. Dollars $100,000,000 of original principal amount of Indebtedness for borrowed money (plus any premium, original issue discount and upfront fees, accrued interest and fees and expenses incurred in connection with the incurrence of such new Indebtedness) incurred by the Target Companies on or after the Financing Date, pursuant to the financing agreement with Blue Torch Finance LLC and the other parties thereto and any other financing agreements entered into with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) from one or more third parties as may be agreed upon in writing (e-mail being sufficient) from time to time between the Purchaser and the Company.”

2. Miscellaneous.

2.1 No Further Amendment. The Parties hereto agree that all other provisions of the Agreement shall, subject to the amendments set forth in Section 1 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment shall form an integral and inseparable part of the Agreement. From and after the date of this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

2.2 Other Terms. The provisions of Article IX of the Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the Parties hereto, mutatis mutandis.

[Signature Pages Follow]

Annex B-2-2

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

Purchaser:
KludeIn I Acquisition Corp.
By:	/s/ Narayan Ramachandran
	Name:	Narayan Ramachandran
	Title:	Chief Executive Officer
The Company:
Near Intelligence Holdings Inc.
By:	/s/ Anil Mathews
	Name:	Anil Mathews
	Title:	Chief Executive Officer and President

Annex B-2-3

annex B-3

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of December 23, 2022, by and among KludeIn I Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), Paas Merger Sub 1 Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Purchaser (“Merger Sub 2”), and Near Intelligence Holdings Inc., a Delaware corporation (the “Company”). All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement (as defined below).

WHEREAS, the parties hereto entered into that certain Agreement and Plan of Merger, dated as of May 18, 2022 (the “Original Agreement”);

WHEREAS, pursuant to the Agreement, the Purchaser shall acquire 100% of the equity interests of the Company, directly or indirectly, through (i) the merger of Merger Sub 1 with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser (the “First Merger”), and (ii) immediately following the First Merger, the merger of the Company with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the parties hereto entered into that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2022 (the “First Amendment”, and the Original Agreement as amended by the First Amendment, the “First Amended Agreement”); and

WHEREAS, in connection with the Mergers and the other transactions contemplated by the First Amended Agreement, the parties hereto desire to further amend the First Amended Agreement upon the terms and subject to the conditions set forth herein (the First Amended Agreement, as amended pursuant to this Amendment and as may be further amended, supplemented, modified and/or restated from time to time, the “Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Purchaser and the Company agree as follows:

1. Amendments to the Agreement.

1.1 Amendment to Outside Date. Clause (b) of Section 7.1 of the Agreement is hereby amended and restated in its entirety as follows:

“(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by April ١١, ٢٠٢٣ (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholders) of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date.”

1.2 Amendment to Company Base Value. The definition of “Company Base Value” set forth in Article X of the Agreement is hereby amended and restated in its entirety as follows:

““Company Base Value” means Five Hundred Seventy-Five Million U.S. Dollars ($575,000,000), plus the aggregate amount of proceeds of the Permitted Equity Financing (if any).”

Annex B-3-1

2. Miscellaneous.

2.1 No Further Amendment. The parties hereto agree that all other provisions of the First Amended Agreement shall, subject to the amendments set forth in Section 1 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the First Amended Agreement or any of the documents referred to therein. This Amendment shall form an integral and inseparable part of the Agreement. From and after the date of this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the First Amended Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

2.2 Other Terms. The provisions of Article IX of the Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the Parties, mutatis mutandis.

[Signature Pages Follow]

Annex B-3-2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

Purchaser:
KludeIn I Acquisition Corp.
By:	/s/ Narayan Ramachandran
Name: Narayan Ramachandran
Title: Chief Executive Officer
The Company:
Near Intelligence Holdings Inc.
By:	/s/ Anil Mathews
Name: Anil Mathews
Title: Chief Executive Officer and President

Annex B-3-3

Annex B-4

AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of January 17, 2023, by and among KludeIn I Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), Paas Merger Sub 1 Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Purchaser (“Merger Sub 2”), and Near Intelligence Holdings Inc., a Delaware corporation (the “Company”). All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement (as defined below).

WHEREAS, the parties hereto entered into that certain Agreement and Plan of Merger, dated as of May 18, 2022 (the “Original Agreement”);

WHEREAS, pursuant to the Agreement, the Purchaser shall acquire 100% of the equity interests of the Company, directly or indirectly, through (i) the merger of Merger Sub 1 with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser (the “First Merger”), and (ii) immediately following the First Merger, the merger of the Company with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and a wholly-owned subsidiary of the Purchaser (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the parties hereto entered into that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2022 (the “First Amendment”), and that certain Amendment No. 2 to Agreement and Plan of Merger, dated as of December 23, 2022 (the “Second Amendment”, and the Original Agreement as amended by the First Amendment and the Second Amendment, the “Amended Agreement”); and

WHEREAS, in connection with the Mergers and the other transactions contemplated by the Amended Agreement, the parties hereto desire to further amend the Amended Agreement upon the terms and subject to the conditions set forth herein (the Amended Agreement, as amended pursuant to this Amendment and as may be further amended, supplemented, modified and/or restated from time to time, the “Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Purchaser and the Company agree as follows:

1.      Amendment to the Agreement.

1.1    Amendment to Minimum Cash Condition. Section 6.2(d) of the Agreement is hereby amended and restated in its entirety as follows:

“(d)   Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any funded Transaction Financing, prior to the payment of the Purchaser’s unpaid Purchaser Transaction Expenses due at the Closing and before repayment of any loans owed by Purchaser to Sponsor or other amounts due at the Closing, at least equal to Ninety-Five Million U.S. Dollars ($95,000,000) less the aggregate amount of proceeds of any Permitted Equity Financing and any Permitted Debt available to any Target Company following the Closing that previously has been drawn down by any Target Company prior to the Closing, including amounts in escrow that would be eligible to be requested by any Target Company following the Closing and amounts that may be requested by any Target Company following the Closing that are contingent upon the occurrence of specified events or the satisfaction of certain conditions precedent, whether or not such events actually occur or such conditions ultimately are satisfied (the “Minimum Cash Condition”) (provided that, for the avoidance of doubt, if such difference is a negative number, the Minimum Cash Condition shall be zero).”

2.      Miscellaneous.

2.1    No Further Amendment. The parties hereto agree that all other provisions of the Amended Agreement shall, subject to the amendments set forth in Section 1 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the

Annex B-4-1

Amended Agreement or any of the documents referred to therein. This Amendment shall form an integral and inseparable part of the Agreement. From and after the date of this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the Amended Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

2.2    Other Terms. The provisions of Article IX of the Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the Parties, mutatis mutandis.

[Signature Pages Follow]

Annex B-4-2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

Purchaser:
KludeIn I Acquisition Corp.
By:	/s/ Narayan Ramachandran
Name:	Narayan Ramachandran
Title:	Chief Executive Officer
The Company:
Near Intelligence Holdings Inc.
By:	/s/ Anil Mathews
Name:	Anil Mathews
Title:	Director & CEO

Annex B-4-3

Annex C

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
KLUDEIN I ACQUISITION CORP.

[•], 2023

The present name of the corporation is KludeIn I Acquisition Corp. The corporation was incorporated under the name “KludeIn I Acquisition Corp.” by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on September 24, 2020, which Certificate of Incorporation was amended and restated in its entirety on January 6, 2021 (as so amended and restated, the “Existing Certificate”). This Restated Certificate of Incorporation of the corporation, which restates and integrates and also further amends the provisions of the Existing Certificate, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, and by the written consent of its sole stockholder in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”). The Existing Certificate, as amended and restated, is hereby amended, integrated and restated to read in its entirety as follows (as so amended and restated, the “Restated Certificate”):

Article I
NAME

The name of the corporation is Near Intelligence, Inc. (the “Corporation”).

Article II
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Article III
REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

Article IV
CAPITALIZATION

Section 4.1      Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 350,000,000 shares, comprised of (a) 300,000,000 shares of common stock (the “Common Stock”), and (ii) 50,000,000 shares of preferred stock (the “Preferred Stock”).

Immediately upon the effectiveness of the filing of this Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Reclassification Effective Time”), each share of the Corporation’s Class A Common Stock, $0.0001 par value per share, issued and outstanding immediately prior to the Reclassification Effective Time (the “Old Class A Common Stock”) will be reclassified as one (1) share of Common Stock (the “Reclassification”). Each person registered on the Corporation’s books as the owner of any share or shares of Old Class A Common Stock will be registered on the Corporation’s books as the owner of the share or shares of Common Stock issued upon reclassification thereof. Each stock certificate that immediately prior to the Reclassification Effective Time represented a number of shares of Old Class A Common Stock will, from and after the Reclassification Effective Time, be deemed to represent an equivalent number of shares of Common Stock, without the need for surrender or exchange thereof; provided, however, that each person holding of record a stock certificate or certificates that represented shares of Old Class A Common Stock will be entitled to receive, upon surrender of such certificate or certificates, or appropriate evidence of loss thereof as will be reasonably required by the Corporation, a new certificate or certificates evidencing and representing the number of shares of Common Stock to which such person is entitled.

Annex C-1

Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 4.2      Preferred Stock. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions. Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, and shall expressly be granted by this Restated Certificate of Incorporation (including any Preferred Stock Designation).

Section 4.3      Common Stock.

(a)     Voting.

(i)       Except as otherwise required by law or this Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power of the stockholders of the Corporation.

(ii)Except as otherwise required by law or this Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders the Common Stock are entitled to vote; provided, however, that except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate (including any Preferred Stock Designation) or pursuant to the DGCL.

(b)     Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c)     Liquidation. Subject to the rights of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by each such holder.

Article V
BOARD OF DIRECTORS

Section 5.1      Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Restated Certificate or the By-Laws of the Corporation (“By-Laws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Restated Certificate, and any By-Laws adopted by the stockholders of the Corporation; provided, however, that no By-Laws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such By-Laws had not been adopted.

Annex C-2

Section 5.2      Number, Election and Term.

(a)     The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the directors present at any meeting at which there is a quorum.

(b)     Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following date that the Board of Directors was first classified (the “Classification Date”); the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the Classification Date; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the Classification Date. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the Classification Date, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. Directors shall be elected by a plurality of the votes cast at an annual meeting of stockholders by holders of the Common Stock. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the Classification Date in accordance with the DGCL

(c)     Unless and except to the extent that the By-Laws shall so require, the election of directors need not be by written ballot.

Section 5.3      Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, except as otherwise provided by law, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely and exclusively by the affirmative vote of the majority of the directors then in office (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), even if less than a quorum, or by a sole remaining director, and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4      Removal. Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5      Preferred Stock — Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Restated Certificate (including any Preferred Stock Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section 5.2(a) of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Preferred Stock Designation in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect directors are divested of such right pursuant to the provisions of such Preferred Stock Designation, the terms of office of all such directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

Annex C-3

Article VI
BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the By-Laws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the By-Laws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation or as required by applicable law or by this Restated Certificate (including any Preferred Stock Designation) or the By-Laws, the adoption, amendment or repeal of the By-Laws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote thereon; provided, further, that if two-thirds (2/3) of the Board has approved such adoption, amendment or repeal of any provisions of the By-Laws, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the By-Laws.

Article VII
SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1      Special Meetings. Subject to the rights, of the holders of one or more outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called for any purpose or purposes, at any time only by the Chairman of the Board, the Chief Executive Officer of the Corporation, or the Board in each case in accordance with the By-Laws, and shall not me called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board or other person calling the meeting.

Section 7.2      Advance Notice. Advance notice of stockholder nominations for the election of directors and of other proposed business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-Laws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting

Section 7.3      Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation and shall not be taken by written consent. of the stockholders in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

Article VIII
LIMITED LIABILITY; INDEMNIFICATION

Section 8.1      Limitation of Director and Officer Liability. No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Annex C-4

Section 8.2      Indemnification and Advancement of Expenses.

(a)     To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. Such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such director’s heirs, executors and personal and legal representatives; provided, however, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or the director’s heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

(b)     The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Restated Certificate, the By-Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)     Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)     This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

(e)     To the extent an indemnitee has rights to indemnification, advancement of expenses and/or insurance provided by a third party, (i) the Corporation shall be the indemnitor of first resort (i.e., that its obligations to an indemnitee are primary and any obligation of such third party to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an indemnitee are secondary), (ii) the Corporation shall be required to advance the full amount of expenses incurred by an indemnitee and shall be liable for the full amount of all claims, liabilities, damages, losses, costs and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) to the extent legally permitted and as required by the terms of this Restated Certificate of Incorporation, the By-Laws and the agreements to which the Corporation is a party, without regard to any rights an indemnitee may have against such third party and (iii) the Corporation irrevocably waives, relinquishes and releases such third party from any and all claims against them for contribution, subrogation or any other recovery of any kind in respect thereof. No advancement or payment by such third party on behalf of an indemnitee with respect to any claim for which an indemnitee has sought indemnification from the Corporation shall affect the foregoing, and such third party shall have a right of contribution and be subrogated to the extent of such advancement or payment to all of the rights of recovery of an indemnitee against the Corporation.

Annex C-5

Article IX
AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article IX.

Article X
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 10.1       Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its current or former directors, officers or employees arising pursuant to any provision of the DGCL or this Restated Certificate or the By-Laws, (iv) any action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction.

Notwithstanding the foregoing, the provisions of Section 10.1 of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Section 10.2      Securities Act. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 10.3      Notice. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X.

Article XI
SEVERABILITY

If any provision or provisions (or any part thereof) of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this Restated Certificate (including, without limitation, each portion of any paragraph of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

[Signature page follows]

Annex C-6

IN WITNESS WHEREOF, KludeIn I Acquisition Corp. has caused this Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

KLUDEIN I ACQUSITION CORP.
By:
Name:	Narayan Ramachandran
Title:	Chairman of the Board of Directors and Chief Executive Officer

[Signature Page to Restated Certificate of Incorporation]

Annex C-7

Annex D

AMENDED AND RESTATED BY-LAWS
OF
NEAR INTELLIGENCE, INC.
(THE “CORPORATION”)
ARTICLE I
OFFICES

Section 1.1          Registered Office. The registered office of the Corporation within the State of Delaware shall be located at the location stated from time to time in the Certificate of Incorporation (as defined below).

Section 1.2          Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.1          Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect persons to serve as directors of the Corporation to fill any vacancies on the Board of Directors, including for any directorship that expires on the date of such annual meeting, and may transact any other business as may properly be brought before the meeting.

Section 2.2          Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the directors present at any meeting at which there is a quorum, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3          Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4          Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these By-Laws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall

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constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. Shares of the Corporation’s capital stock shall neither be entitled to vote nor counted for quorum purposes if such shares belong to (i) the Corporation, (ii) another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation or (iii) any other entity, if a majority of the voting power of such other entity is otherwise controlled, directly or indirectly, by the Corporation; provided, however, that the foregoing shall not limit the right of the corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 2.5          Voting of Shares.

(a)         Voting Lists. The Corporation shall prepare, no later than the 10th day before each meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b)         Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c)         Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i)     A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii)    A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in

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lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d)         Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these By-laws or applicable stock exchange rules, a different or minimum vote is required, in which case such different or minimum shall govern and control the decision of such matter.

(e)         Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6          Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. In the absence of a quorum, if the Board of Directors so determines, the stockholders by the affirmative vote of a majority of the voting power of the outstanding shares of stock entitled to vote thereon, present in person or represented by proxy, shall have the power to adjourn to reconvene at the same or some other place, if any, and the same or some other time. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken or given in any other manner permitted by Section 222 of the DGCL. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7          Advance Notice for Business.

(a)         Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board or duly authorized committee of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or duly authorized committee of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting

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and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that commences on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting. For the avoidance of doubt, the foregoing clause (iii) of this Section 2.7 of Article II shall be the exclusive means for a stockholder to propose such business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(i)     In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year (other than in connection with the First Annual Meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii)    To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these By-laws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (F) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business, (G) a representation that such stockholder is a stockholder of record of the Corporation and that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, (H) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal, and (I) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(iii)   The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act, and such stockholder has complied with the requirements of such Rule

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for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a). If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv)   In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b)         Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. If stockholders are permitted to fill vacancies, nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(c)         Update and Supplement of Stockholder’s Notice. Any stockholder who submits a notice of proposal for business pursuant to this Section 2.7 is required to update and supplement the information disclosed in such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting of stockholders and as of the date that is ten (10) Business Days prior to such meeting of the stockholders or any adjournment or postponement thereof, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth business day after the record date for the meeting of stockholders (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth Business Day prior to the date for the meeting of stockholders or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting of stockholders or any adjournment or postponement thereof).

(d)         Public Announcement. For purposes of these By-laws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8          Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these By-laws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the

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chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE III
DIRECTORS

Section 3.1          Powers; Number; Voting. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-laws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution adopted by a majority of the directors present at any meeting at which there is a quorum. The Board shall elect from its members one of its members to serve as Chairman of the Board. All actions of the Board which require a vote shall require a vote of the majority of the directors present at any meeting at which there is a quorum.

Section 3.2          Advance Notice for Nomination of Directors.

(a)         Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board (or duly authorized committee of the Board) or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

(b)         In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders (which shall be deemed to be [•], 2023) for the First Annual Meeting); provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year (other than in connection with the First Annual Meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting.

(c)         Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional

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directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d)         To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (E) a representation that such stockholder is a stockholder of record of the Corporation and that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, (F) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination and/or (b) otherwise to solicit proxies or votes from stockholders in support of such nomination, and (G) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the nomination pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (H) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e)         If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f)          Update and Supplement of Stockholder’s Notice. Any stockholder who submits a notice of a nomination for election of director pursuant to this Section 3.2 is required to update and supplement the information disclosed in such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting of stockholders and as of the date that is ten (10) Business Days prior to such meeting of the stockholders or any adjournment or postponement thereof, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth business day after the record date for the meeting of stockholders (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth Business Day prior to the date for the meeting of stockholders or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting of stockholders or any adjournment or postponement thereof).

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(g)         Submission of Questionnaire, Representation and Agreement. To be qualified to be a nominee for election or re-election as a director of the Corporation, a person must deliver (in the case of a person nominated by a stockholder in accordance with 3.2, in accordance with the time periods prescribed for delivery of notice under such sections) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five business days of such written request) and a written representation and agreement (in the form provided by the Secretary upon written request written request of any stockholder of record identified by name within five business days of such) that such person (i) is not and will not become a party to (A) any agreement, arrangement or understanding (whether written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation and (iii) would be in compliance, and if elected as a director of the Corporation will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(h)         Update and Supplement of Nominee Information. The Corporation may also, as a condition to any such nomination being deemed properly brought before an annual meeting, require any stockholder making a nomination or proposed nominee to deliver to the Secretary, within five business days of any such request, such other information as may reasonably be requested by the Corporation, including such other information as may be reasonably required by the Board, in its sole discretion, to determine (A) the eligibility of such proposed nominee to serve as a director of the Corporation, (B) whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, Securities and Exchange Commission and stock exchange rules or regulation, or any publicly disclosed corporate governance guideline or committee charter of the Corporation and (C) such other information that the Board of Directors determines, in its sole discretion, could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(f)          In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3          Compensation. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

Section 3.4          Term of Office; Removal. The elected directors of the Corporation shall hold office until their successors are duly elected and qualified by the stockholders or until their earlier death, resignation, removal from office. Directors may be removed from office as provided in the Certificate of Incorporation.

Section 3.5          Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of Directors and any vacancies on the Board, shall be filled as provided for in the Certificate of Incorporation and such director so elected shall holder office as provided in the Certificate of Incorporation.

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ARTICLE IV
BOARD MEETINGS

Section 4.1          Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2          Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3          Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these By-laws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4          Quorum; Required Vote. A majority of total number of directors shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these By-laws.

Section 4.5          Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After the action is taken, the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) shall be filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6          Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

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ARTICLE V
COMMITTEES OF DIRECTORS

Section 5.1          Establishment. The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2          Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3          Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4          Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these By-laws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these By-laws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these By-laws.

ARTICLE VI
OFFICERS

Section 6.1          Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a President, one or more Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these By-laws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a)         Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(b)         President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and Chief Executive Officer, the

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President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(c)         Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(d)         Secretary.

(i)     The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii)    The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(e)         Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(f)          Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(g)         Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2          Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3          Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4          Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these By-laws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

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ARTICLE VII
SHARES

Section 7.1          Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2          Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers (it being understood that each of the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary shall be an authorized officer for such purpose). Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.3          Lost, Destroyed or Wrongfully Taken Certificates.

If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation may issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

Section 7.4          Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except as otherwise required by law.

Section 7.5          Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII
INDEMNIFICATION

Section 8.1          Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

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Section 8.2          Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3          Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit to the fullest extent permitted by law. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4          Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these By-laws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5          Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6          Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.7          Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these By-laws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent

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such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Section 8.8          Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9          Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10        Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX
MISCELLANEOUS

Section 9.1          Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these By-laws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2          Fixing Record Dates.

(a)         In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b)         In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

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(c)         Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action without a meeting is fixed by the Board, (i) when no prior action of the Board is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, and (ii) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 9.3          Means of Giving Notice.

(a)         Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these By-laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b)         Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these By-laws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by email, or (iii) by means of a form of other electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, the earlier of when the notice is received or left at such stockholder’s address, (iv) if given by email, when directed to such stockholder’s email address, and (v) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (C) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Notwithstanding the foregoing, notice may not be given by electronic transmission from and after the time that: (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c)         Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

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(d)         Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By-laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e)         Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By-laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By-laws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4          Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these By-laws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5          Meeting Attendance via Remote Communication Equipment.

(a)         Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i)     participate in a meeting of stockholders; and

(ii)    be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at

Annex D-16

the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b)         Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these By-laws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other.

Section 9.6          Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7          Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8          Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these By-laws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9          Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10        Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11        Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12        Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the person serving as Secretary expressly in such capacity. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13        Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14        Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all

Annex D-17

such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15        Amendments. The Board shall have the power to adopt, amend, alter or repeal the By-laws. The affirmative vote of a majority of the directors present at any meeting at which there is a quorum shall be required to adopt, amend, alter or repeal the By-laws. The By-laws also may be adopted, amended, altered or repealed by the stockholders; provided, that in addition to any vote of the holders of any class or series of capital stock of the Corporation or as required by applicable law or the Certificate of Incorporation shall require the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote thereon; provided, further, that if two-thirds (2/3) of the Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of at least a majority of the voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By-laws.

* * * * *

Adopted by the Board on [•], 2023

Annex D-18

Annex E

NEAR INTELLIGENCE, INC.

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2023 EQUITY INCENTIVE PLAN

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Article I
PURPOSE

The purpose of this Near Intelligence, Inc. 2023 Equity Incentive Plan is to promote the success of the Company’s business for the benefit of its stockholders by enabling the Company to offer Eligible Individuals cash and stock-based incentives to attract, retain, and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s stockholders. The Plan is effective as of the date set forth in Article XV.

Article II
DEFINITIONS

For purposes of the Plan, the following terms shall have the following meanings:

2.1         “Affiliate” means a corporation or other entity controlled by, controlling, or under control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such person, whether through the ownership of voting or other securities, by contract, or otherwise.

2.2         “Applicable Law” means the requirements relating to the administration of equity-based awards and the related shares under U.S. state corporate law, U.S. federal and state securities laws, the rules of any stock exchange or quotation system on which the shares are listed or quoted, and any other applicable laws, including tax laws, of any U.S. or non-U.S. jurisdictions where Awards are, or will be, granted under the Plan.

2.3         “Award” means any award under the Plan of any Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Units, Performance Award, Other Stock-Based Award, or Cash Award. All Awards shall be granted by, confirmed by, and subject to the terms of a written or electronic agreement executed by the Company and the Participant.

2.4         “Award Agreement” means the written or electronic agreement, contract, certificate, or other instrument or document evidencing the terms and conditions of an individual Award. Each Award Agreement shall be subject to the terms and conditions of the Plan.

2.5         “Board” means the Board of Directors of the Company.

2.6         “Cash Award” means an Award granted pursuant to Section 10.3 of the Plan and payable in cash at such time or times and subject to such terms and conditions as determined by the Committee in its sole discretion.

2.7         “Cause” means, unless otherwise determined by the Committee in the applicable Award Agreement, with respect to a Participant’s Termination of Service: (a) in the case where there is no employment agreement, offer letter, consulting agreement, change in control agreement, or similar agreement in effect between the Company or an Affiliate and the Participant at the relevant time of determination (or where there is such agreement in effect but it does not define “cause” (or words of like import)), any of the Participant’s (i) commission of, indictment for, or plea of guilty or no contest to, a felony (or state law equivalent) or a crime involving dishonesty or moral turpitude or the commission of any other act involving willful malfeasance or breach of fiduciary duty with respect to the Company or an Affiliate; (ii) substantial and repeated failure to perform the Participant’s duties or to follow any lawful directive from the Company or any Affiliate; (iii) conduct that brings or is reasonably likely to bring the Company or an Affiliate negative publicity or into public disgrace, embarrassment, or disrepute; (iv) fraud, theft, embezzlement, gross negligence, or willful misconduct with respect to the Company or an Affiliate; (v) violation of the Company’s or an Affiliate’s written policies or codes of conduct, including written policies related to discrimination, harassment, retaliation, performance of illegal or unethical activities, or ethical misconduct; or (vi) breach of any agreement with the Company or any Affiliate, including, without limitation, any non-competition, non-solicitation, no-hire, or

Annex E-1

confidentiality covenant between the Participant and the Company or an Affiliate; or (b) in the case where there is an employment agreement, offer letter, consulting agreement, change in control agreement, or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement.

2.8         “Change in Control” means and includes each of the following, unless otherwise determined by the Committee in the applicable Award Agreement or other written agreement with a Participant approved by the Committee:

(a)         any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the Company), becoming the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities, excluding for purposes herein, acquisitions pursuant to a Business Combination (as defined below) that does not constitute a Change in Control as defined in Section 2.8(b);

(b)         a merger, reorganization, or consolidation of the Company in which equity securities of the Company are issued (each, a “Business Combination”), other than a merger, reorganization, or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its direct or indirect Parent) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity (or, as applicable, a direct or indirect Parent of the Company or such surviving entity) outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in Section 2.8(a)) acquires more than 50% of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control;

(c)         during the period of two (2) consecutive years, individuals who, at the beginning of such period, constitute the Board, together with any new director(s) (other than a director (i) designated by a person who has entered into an agreement with the Company to effect a transaction described in Sections 2.8(a) or 2.8(b) or (ii) whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent or proxy solicitation, relating to the election of directors of the Company by or on behalf of a person other than the Board) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the two (2) year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(d)         stockholder approval of a complete liquidation or dissolution of the Company or the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets other than the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the Company at the time of the sale.

Notwithstanding the foregoing, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a “change in ownership,” a “change in effective control,” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code.

2.9         “Change in Control Price” means the highest price per Share paid in any transaction related to a Change in Control as determined by the Committee in its discretion.

2.10       “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time. Any reference to any section of the Code shall also be a reference to any successor provision and any guidance and treasury regulation promulgated thereunder.

Annex E-2

2.11       “Committee” means any committee of the Board duly authorized by the Board to administer the Plan; provided, however, that unless otherwise determined by the Board, the Committee shall consist solely of two (2) or more Qualified Members. If no committee is duly authorized by the Board to administer the Plan, the term “Committee” shall be deemed to refer to the Board for all purposes under the Plan. The Board may abolish any Committee or re-vest in itself any previously delegated authority from time to time, and will retain the right to exercise the authority of the Committee to the extent consistent with Applicable Law.

2.12       “Common Stock” means the common stock, $0.0001 par value per share, of the Company.

2.13       “Company” means Near Intelligence, Inc., a Delaware corporation, and its successors by operation of law.

2.14       “Consultant” means any natural person who is an advisor or consultant or other service provider to the Company or any of its Affiliates.

2.15       “Disability” means, unless otherwise determined by the Committee in the applicable Award Agreement, with respect to a Participant’s Termination of Service, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment, provided, however, for purposes of an Incentive Stock Option, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined by the Committee, and the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan in which a Participant participates that is maintained by the Company or any Affiliate.

2.16       “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

2.17       “Effective Date” means the effective date of the Plan as defined in Article XV.

2.18       “Eligible Employees” means each employee of the Company or any of its Affiliates. An employee on a leave of absence may be an Eligible Employee.

2.19       “Eligible Individual” means an Eligible Employee, Non-Employee Director, or Consultant who is designated by the Committee in its discretion as eligible to receive Awards subject to the conditions set forth herein.

2.20       “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

2.21       “Fair Market Value” means, for purposes of the Plan, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, as of any date and except as provided below: (a) the last sales price reported for the Common Stock on the applicable date as reported on the principal national securities exchange in the United States on which it is then traded, or (b) if the Common Stock is not traded, listed, or otherwise reported or quoted, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate taking into account the requirements of Section 409A of the Code. For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or, if not a date on which the applicable market is open, the next day that it is open. Notwithstanding the foregoing, with respect to any Award granted on the pricing date of the Company’s initial public offering, the Fair Market Value shall mean the initial public offering price of a Share as set forth in the Company’s final prospectus relating to its initial public offering filed with the Securities and Exchange Commission.

2.22       “Family Member” means “family member” as defined in Section A.1.(a)(5) of the general instructions of Form S-8.

2.23       “Incentive Stock Option” means any Stock Option that is awarded to an Eligible Employee who is an employee of the Company, its Subsidiaries, or its Parents (if any) under the Plan and that is intended to be, and designated as, an “Incentive Stock Option” within the meaning of Section 422 of the Code.

2.24       “Non-Employee Director” means a director or a member of the Board of the Company who is not an employee of the Company.

Annex E-3

2.25       “Non-Qualified Stock Option” means any Stock Option awarded under the Plan that is not an Incentive Stock Option.

2.26       “Other Stock-Based Award” means an Award under Article X of the Plan that is valued in whole or in part by reference to, or is payable in or otherwise based on, Shares.

2.27       “Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code.

2.28       “Participant” means an Eligible Individual to whom an Award has been granted pursuant to the Plan.

2.29       “Performance Award” means an Award granted to a Participant pursuant to Article IX hereof contingent upon achieving certain Performance Goals.

2.30       “Performance Goals” means goals established by the Committee as contingencies for Awards to vest and/or become exercisable or distributable.

2.31       “Performance Period” means the designated period during which the Performance Goals must be satisfied with respect to the Award to which the Performance Goals relate.

2.32       “Plan” means this Near Intelligence, Inc. 2023 Equity Incentive Plan, as amended from time to time.

2.33       “Qualified Member” means a member of the Board who is (a) a “non-employee director” within the meaning of Rule 16b-3(b)(3) and (b) “independent” under the listing standards or rules of the securities exchange upon which the Common Stock is traded, but only to the extent such independence is required to take the action at issue pursuant to such standards or rules.

2.34       “Reference Stock Option” has the meaning set forth in Section 7.1.

2.35       “Restricted Stock” means an Award of Shares under the Plan that is subject to restrictions under Article VIII.

2.36       “Restricted Stock Units” means an unfunded, unsecured right to receive, on the applicable settlement date, one (1) Share or an amount in cash or other consideration determined by the Committee to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

2.37       “Restriction Period” has the meaning set forth in Section 8.3(a) with respect to Restricted Stock.

2.38       “Rule 16b-3” means Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

2.39       “Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable treasury regulations and other official guidance thereunder.

2.40       “Securities Act” means the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder. Reference to a specific section of the Securities Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

2.41       “Shares” means shares of Common Stock.

2.42       “Stock Appreciation Right” shall mean the right pursuant to an Award granted under Article VII.

2.43       “Stock Option” or “Option” means any option to purchase Shares granted to Eligible Individuals granted pursuant to Article VI.

2.44       “Subsidiary” means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

2.45       “Ten Percent Stockholder” means a person owning, as of the applicable date of determination, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent.
Annex E-4

2.46       “Termination of Service” means the termination of the applicable Participant’s employment with, or performance of services for, the Company and its Affiliates. Unless otherwise determined by the Committee, (a) if a Participant’s employment or services with the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be deemed a Termination of Service with the Company and its Affiliates and (b) a Participant employed by, or performing services for, an Affiliate that ceases to be an Affiliate shall also be deemed to have incurred a Termination of Service provided the Participant does not immediately thereafter become an employee of the Company or another Affiliate. Notwithstanding the foregoing provisions of this definition, with respect to any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, a Participant shall not be considered to have experienced a “Termination of Service” unless the Participant has experienced a “separation from service” within the meaning of Section 409A of the Code.

Article III
ADMINISTRATION

3.1         Authority of the Committee. The Plan shall be administered by the Committee. Subject to the terms of the Plan and Applicable Law, the Committee shall have full authority to grant Awards to Eligible Individuals under the Plan. In particular, the Committee shall have the authority to:

(a)         determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Individuals;

(b)         determine the number of Shares to be covered by each Award granted hereunder;

(c)         determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder (including, but not limited to, the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

(d)         determine the amount of cash to be covered by each Award granted hereunder;

(e)         determine whether, to what extent, and under what circumstances grants of Options and other Awards under the Plan are to operate on a tandem basis and/or in conjunction with or apart from other awards made by the Company outside of the Plan;

(f)          determine whether and under what circumstances an Award may be settled in cash, Shares, other property, or a combination of the foregoing;

(g)         determine whether, to what extent, and under what circumstances cash, Shares, or other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Participant;

(h)         modify, waive, amend, or adjust the terms and conditions of any Award, at any time or from time to time, including, but not limited to, Performance Goals;

(i)          determine whether a Stock Option is an Incentive Stock Option or Non-Qualified Stock Option;

(j)          determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of Shares acquired pursuant to the exercise or vesting of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award or Shares; and

(k)         modify, extend, or renew an Award, subject to Article XII and Section 6.3(l).

The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among Eligible Individual who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments to Awards awarded under the Plan, and to enter into non-uniform and selective Award Agreements.

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3.2         Guidelines. Subject to Article XII hereof, the Committee shall have the authority to adopt, alter, and repeal such administrative rules, guidelines, and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by Applicable Law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements or sub-plans relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special rules, sub-plans, guidelines, and provisions for persons who are residing in or employed in, or subject to, the taxes of any domestic or foreign jurisdictions to satisfy or accommodate applicable foreign laws or to qualify for preferred tax treatment of such domestic or foreign jurisdictions.

3.3         Decisions Final. Any decision, interpretation, or other action made or taken in good faith by or at the direction of the Company, the Board, or the Committee (or any of its members) arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding, and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors, and assigns.

3.4         Procedures. If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings, subject to the by-laws of the Company, at such times and places as it shall deem advisable, including, without limitation, by telephone conference or by written consent to the extent permitted by Applicable Law. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all of the Committee members in accordance with the by-laws of the Company, shall be fully effective as if it had been made by a vote at a meeting duly called and held. The Committee shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.5         Designation of Consultants/Liability; Delegation of Authority.

(a)         The Committee may designate employees of the Company and professional advisors to assist the Committee in the administration of the Plan and (to the extent permitted by Applicable Law) may grant authority to officers of the Company to grant Awards and/or execute agreements or other documents on behalf of the Committee.

(b)         The Committee may employ such legal counsel, consultants, and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant, or agent shall be paid by the Company. The Committee, its members, and any person designated pursuant to Section 3.5(a) above shall not be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by Applicable Law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it.

(c)         The Committee may delegate any or all of its powers and duties under the Plan to a subcommittee of directors or to any officer of the Company, including the power to perform administrative functions and grant Awards; provided that such delegation does not (i) violate Applicable Law, or (ii) result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company. Upon any such delegation, all references in the Plan to the “Committee,” shall be deemed to include any subcommittee or officer of the Company to whom such powers have been delegated by the Committee. Any such delegation shall not limit the right of such subcommittee members or such an officer to receive Awards. The Committee may also appoint agents who are not executive officers of the Company or members of the Board to assist in administering the Plan, provided, however, that such individuals may not be delegated the authority to grant or modify any Awards that will, or may, be settled in Shares.

3.6         Indemnification. To the maximum extent permitted by Applicable Law and to the extent not covered by insurance directly insuring such person, each officer or employee of the Company or any of its Affiliates and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel acceptable to the Committee) or liability (including any sum paid

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in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of the Plan, except to the extent arising out of such officer’s, employee’s, member’s, or former member’s own fraud or bad faith. Such indemnification shall be in addition to any right of indemnification the employees, officers, directors, or members or former officers, directors, or members may have under Applicable Law or under the by-laws of the Company or any of its Affiliates. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to such individual under the Plan.

Article IV
SHARE LIMITATION

4.1         Shares. The aggregate number of Shares that may be issued or used for reference purposes or with respect to which Awards may be granted under the Plan shall not exceed _____ Shares (the “Available Shares”) (subject to any increase or decrease pursuant to this Article IV), which may be either authorized and unissued Shares or Shares held in or acquired for the treasury of the Company or both. On the first day of each calendar year beginning January 1, 2023 and ending January 1, 2032, the Available Shares shall be increased by a number of Shares equal to the lesser of (a) 5% of the aggregate number of Shares outstanding on December 31 of the immediately preceding calendar year and (b) such smaller number of Shares as determined by the Committee (the “Annual Increase”). The aggregate number of Shares that may be issued or used with respect to any Incentive Stock Option shall not exceed the Available Shares as may be cumulatively increased on January 1, 2023 and on each January 1 thereafter ending January 1, 2032 by the lesser of the Annual Increase for such year or ______ Shares, subject in all cases to adjustment as provided in Section 4.3. The maximum number of Shares subject to Awards granted during a single fiscal year to any Non-Employee Director, taken together with any cash fees paid to that Non-Employee Director during the fiscal year and the value of awards granted to the Non-Employee Director under any other equity compensation plan of the Company during the fiscal year, in each case, for such individual’s service on the Board shall not exceed a total value of $750,000 (calculating the value of any Awards based on the grant date fair value for financial reporting purposes), provided that, for any fiscal year in which a Non-Employee Director (i) first commences service on the Board, (ii) serves on a special committee of the Board, or (iii) serves as lead director or chairman of the Board, such limit shall be $1,000,000. Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. Notwithstanding anything to the contrary contained herein, Shares subject to an Award under the Plan shall again be made available for issuance or delivery under the Plan if such Shares are (A) Shares tendered in payment of an Option, (B) Shares delivered or withheld by the Company to satisfy any tax withholding obligation, (C) Shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award, or (D) Shares subject to an Award (or portion thereof) that expires or is canceled, forfeited, or terminated without issuance of such Shares.

4.2         Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Committee may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its Affiliate (“Substitute Awards”). Substitute Awards may be granted on such terms as the Committee deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the overall share limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grants pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Eligible Employees or Non-Employee Directors prior to such acquisition or combination.

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4.3         Adjustments.

(a)         The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, or preferred or prior preference stock ahead of or affecting the Shares, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate, or (vi) any other corporate act or proceeding.

(b)         Subject to the provisions of Section 11.1:

(i)          If the Company at any time subdivides (by any split, recapitalization, or otherwise) the outstanding Shares into a greater number of Shares, combines (by reverse split, combination, or otherwise) its outstanding Shares into a lesser number of Shares, or effects a separation, spinoff, reorganization, share combination, or extraordinary dividend of cash or other property, then the respective exercise prices for outstanding Awards that provide for a Participant-elected exercise and the number of Shares covered by outstanding Awards shall be appropriately adjusted by the Committee to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(ii)         Excepting transactions covered by Section 4.3(b)(i), if the Company effects any merger, consolidation, statutory exchange, spin-off, reorganization, sale or transfer of all or substantially all the Company’s assets or business, or other corporate transaction or event in such a manner that the Company’s outstanding Shares are converted into the right to receive (or the holders of Common Stock are entitled to receive in exchange therefor), either immediately or upon liquidation of the Company, securities or other property of the Company or other entity, then, subject to the provisions of Section 11.1, (A) the aggregate number or kind of securities that thereafter may be issued under the Plan, (B) the number or kind of securities or other property (including cash) to be issued pursuant to Awards granted under the Plan (including as a result of the assumption of the Plan and the obligations hereunder by a successor entity, as applicable), or (C) the exercise or purchase price thereof, shall be appropriately adjusted by the Committee to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(iii)        If there shall occur any change in the capital structure of the Company other than those covered by Section 4.3(b)(i) or Section 4.3(b)(ii), any conversion, any adjustment, or any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of equity securities of the Company, then the Committee shall adjust any Award and make such other adjustments to the Plan to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(iv)        The Committee may adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company’s financial statements, notes to the financial statements, management’s discussion and analysis, or other Company public filing.

(v)         Any such adjustment determined by the Committee pursuant to this Section 4.3(b) shall be final, binding, and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors, and permitted assigns. Any adjustment to, or assumption or substitution of, an Award under this Section 4.3(b) shall be intended to comply with the requirements of Section 409A of the Code and Treasury Regulation §1.424-1 (and any amendments thereto), to the extent applicable. Except as expressly provided in this Section 4.3 or in the applicable Award Agreement, a Participant shall have no additional rights under the Plan by reason of any transaction or event described in this Section 4.3.

Article V
ELIGIBILITY

5.1         General Eligibility. All current and prospective Eligible Individuals are eligible to be granted Awards. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Committee in its sole discretion.

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5.2         Incentive Stock Options. Notwithstanding the foregoing, only Eligible Employees who are employees of the Company, its Subsidiaries, or its Parents (if any) are eligible to be granted Incentive Stock Options under the Plan. Eligibility for the grant of an Incentive Stock Option and actual participation in the Plan shall be determined by the Committee in its sole discretion.

5.3         General Requirement. The vesting and exercise of Awards granted to a prospective Eligible Individual are conditioned upon such individual actually becoming an Eligible Employee, Consultant, or Non-Employee Director, as applicable.

Article VI
STOCK OPTIONS

6.1         Options. Stock Options may be granted alone or in addition to other Awards granted under the Plan. Each Stock Option granted under the Plan shall be of one of two types: (a) an Incentive Stock Option or (b) a Non-Qualified Stock Option.

6.2         Grants. The Committee shall have the authority to grant to any Eligible Employee one or more Incentive Stock Options, Non-Qualified Stock Options, or both types of Stock Options; provided, however, that Incentive Stock Options may only be granted to an Eligible Employee who is an employee of the Company, its Subsidiaries, or its Parents (if any). The Committee shall have the authority to grant any Consultant or Non-Employee Director one or more Non-Qualified Stock Options. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not so qualify shall constitute a separate Non-Qualified Stock Option.

6.3         Terms of Options. Options granted under the Plan shall be evidenced by an Award Agreement and subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(a)         Exercise Price. The exercise price per Share subject to a Stock Option shall be determined by the Committee at the time of grant, provided that the per share exercise price of a Stock Option shall not be less than 100% (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 110%) of the Fair Market Value at the time of grant. Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the exercise price per share of Stock for such Option may be less than the Fair Market Value on the date of grant; provided, that, such exercise price is determined in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.

(b)         Stock Option Term. The term of each Stock Option shall be fixed by the Committee, provided that no Stock Option shall be exercisable more than ten (10) years (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, five (5) years) after the date the Option is granted.

(c)         Exercisability. Unless otherwise provided by the Committee in accordance with the provisions of this Section 6.3, Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at the time of grant. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

(d)         Method of Exercise. Subject to whatever installment exercise and waiting period provisions apply under Section 6.3(c), to the extent vested, Stock Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise (which may be electronic) to the Company specifying the number of Shares to be purchased. Such notice shall be accompanied by payment in full of the exercise price (which shall equal the product of such number of Shares to be purchased multiplied by the applicable exercise price). The exercise price for the Stock Options may be paid upon such terms and conditions as shall be established by the Committee and set forth in the applicable Award Agreement. Without limiting the foregoing, the Committee may establish payment terms for the exercise of Stock Options pursuant to which the Company may withhold a number of Shares that otherwise would be issued to the Participant in connection with the exercise of the Stock Option having a Fair Market Value on the date of exercise equal to the exercise price, or that permit the Participant to deliver cash or Shares with a Fair Market Value equal to the exercise price on the date of payment, or through a simultaneous sale through a broker of Shares acquired on exercise, all as permitted by Applicable Law. No Shares shall be issued until payment therefor, as provided herein, has been made or provided for by the Participant.

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(e)         Non-Transferability of Options. No Stock Option shall be transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not transferable pursuant to this Section 6.3(e) is transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as specified by the Committee. A Non-Qualified Stock Option that is transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently transferred other than by will or by the laws of descent and distribution and (ii) remains subject to the terms of the Plan and the applicable Award Agreement. Any Shares acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of the Plan and the applicable Award Agreement.

(f)          Termination by Death or Disability. Unless otherwise provided in the applicable Award Agreement, or otherwise determined by the Committee at the time of grant or, if no rights of the Participant are reduced, thereafter, if a Participant’s Termination of Service is by reason of death or Disability, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination of Service may be exercised by the Participant (or in the case of the Participant’s death, by the legal representative of the Participant’s estate) at any time within a period of one year from the date of such Termination of Service, but in no event beyond the expiration of the stated term of such Stock Options; provided, however, that, in the event of a Participant’s Termination of Service by reason of Disability, if the Participant dies within such exercise period, all unexercised Stock Options held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one year from the date of such death, but in no event beyond the expiration of the stated term of such Stock Options.

(g)         Involuntary Termination Without Cause. Unless otherwise provided in the applicable Award Agreement or otherwise determined by the Committee at the time of grant or, if no rights of the Participant are reduced, thereafter, if a Participant’s Termination of Service is by involuntary termination by the Company without Cause, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination of Service may be exercised by the Participant at any time within a period of ninety (90) days from the date of such Termination of Service, but in no event beyond the expiration of the stated term of such Stock Options.

(h)         Voluntary Resignation. Unless otherwise provided in the applicable Award Agreement or otherwise determined by the Committee at the time of grant or, if no rights of the Participant are reduced, thereafter, if a Participant’s Termination of Service is voluntary (other than a voluntary termination described in Section 6.3(i) hereof), all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination of Service may be exercised by the Participant at any time within a period of thirty (30) days from the date of such Termination of Service, but in no event beyond the expiration of the stated term of such Stock Options.

(i)          Termination for Cause. Unless otherwise provided in the applicable Award Agreement or determined by the Committee at the time of grant or, if no rights of the Participant are reduced, thereafter, if a Participant’s Termination of Service (i) is for Cause or (ii) is a voluntary Termination of Service (as provided in Section 6.3(h)) after the occurrence of an event that would be grounds for a Termination of Service for Cause, all Stock Options, whether vested or not vested, that are held by such Participant shall thereupon immediately terminate and expire as of the date of such Termination of Service.

(j)          Unvested Stock Options. Unless otherwise provided in the applicable Award Agreement or determined by the Committee at the time of grant or, if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant’s Termination of Service for any reason shall terminate and expire as of the date of such Termination of Service.

(k)         Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under the Plan and/or any other stock option plan of the Company, any Subsidiary, or any Parent exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. In addition, if an Eligible Employee does not remain employed by the Company, any Subsidiary, or any Parent at all times from the time an Incentive Stock Option is granted until three (3) months prior to the date of exercise thereof (or such other period as required by Applicable Law), such Stock Option shall be treated as a Non-Qualified Stock Option. Should any provision of the Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

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(l)          Modification, Extension, and Renewal of Stock Options. The Committee may (i) modify, extend, or renew outstanding Stock Options granted under the Plan (provided that the rights of a Participant are not reduced without such Participant’s consent and provided, further, that such action does not subject the Stock Options to Section 409A of the Code without the consent of the Participant), and (ii) accept the surrender of outstanding Stock Options (to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised). Notwithstanding the foregoing, an outstanding Option may not be modified to reduce the exercise price thereof nor may a new Option at a lower price be substituted for a surrendered Option (other than adjustments or substitutions in accordance with Article IV), unless such action is approved by the stockholders of the Company.

(m)        Other Terms and Conditions. The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Non-Qualified Stock Option on a cashless basis on the last day of the term of such Option if the Participant has failed to exercise the Non-Qualified Stock Option as of such date, with respect to which the Fair Market Value of the Shares underlying the Non-Qualified Stock Option exceeds the exercise price of such Non-Qualified Stock Option on the date of expiration of such Option, subject to Section 14.4. Stock Options may contain such other provisions, which shall not be inconsistent with any of the terms of the Plan, as the Committee shall deem appropriate.

Article VII
STOCK APPRECIATION RIGHTS

7.1         Stock Appreciation Rights. Stock Appreciation Rights may be granted alone (“Free Standing Stock Appreciation Right”) or in conjunction with all or part of any Stock Option (a “Reference Stock Option”) granted under the Plan (“Tandem Stock Appreciation Rights”). In the case of a Non-Qualified Stock Option, such rights may be granted either at or after the time of the grant of such Reference Stock Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of the grant of such Reference Stock Option.

7.2         Terms of Stock Appreciation Rights. Stock Appreciation Rights granted under the Plan shall be evidenced by an Award Agreement and subject to the following terms and conditions and shall be in such form and contain such additional terms not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(a)         Exercise Price. The exercise price per Share subject to a Stock Appreciation Right shall be determined by the Committee at the time of grant, provided that the per Share exercise price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value at the time of grant, and provided, further, that the per share exercise price of a Tandem Stock Appreciation Right shall not be less than the per share exercise price of the Reference Stock Option. Notwithstanding the foregoing, in the case of a Stock Appreciation Right that is a Substitute Award, the exercise price per share of Stock for such Stock Appreciation Right may be less than the Fair Market Value on the date of grant; provided, that, such exercise price is determined in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.

(b)         Term. The term of each Free Standing Stock Appreciation Right shall be fixed by the Committee, but shall not be greater than ten (10) years after the date the right is granted. A Tandem Stock Appreciation Right or applicable portion thereof granted with respect to a Reference Stock Option shall terminate and no longer be exercisable upon the termination or exercise of the Reference Stock Option, except that, unless otherwise determined by the Committee, in its sole discretion, at the time of grant, a Tandem Stock Appreciation Right granted with respect to less than the full number of Shares covered by the Reference Stock Option shall not be reduced until, and then only to the extent that the exercise or termination of the Reference Stock Option causes, the number of Shares covered by the Tandem Stock Appreciation Right to exceed the number of Shares remaining available and unexercised under the Reference Stock Option.

(c)         Exercisability. Unless otherwise provided by the Committee, Free Standing Stock Appreciation Rights granted under the Plan shall be exercised at such time or times and subject to such terms and conditions as shall be determined by the Committee at the time of grant. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in terms of any Award Agreement upon the occurrence of a specified event. A Tandem Stock Appreciation Right shall be exercisable only at such time or times and to the extent that the Reference Stock Options to which they relate shall be exercisable in accordance with the provisions of Article VI, and shall be subject to the provisions of Section 6.3(c).

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(d)         Method of Exercise. Subject to whatever installment and waiting period provisions applied under Section 6.3(c), to the extent vested, a Free Standing Stock Appreciation Right may be exercised in whole or in part at any time in accordance with the applicable Award Agreement, by given written notice of exercise (which may be electronic) to the Company specifying the number of Stock Appreciation Rights being exercised. A Tandem Stock Appreciation Right may be exercised by the Participant by surrendering the applicable portion of the Reference Stock Option. Upon such exercise and surrender, the Participant shall be entitled to receive an amount determined in the manner prescribed in this Section 7.2. Stock Options that have been so surrendered, in whole or in part, shall no longer be exercisable to the extent that the related Tandem Stock Appreciation Rights have been exercised.

(e)         Payment. Upon the exercise of a Free Standing Stock Appreciation Right a Participant shall be entitled to receive, for each right exercised, up to, but no more than, an amount in cash and/or Shares (as chosen by the Committee in its sole discretion) equal in value to the excess of the Fair Market Value of one Share on the date that the right is exercised over the Fair Market Value of one Share on the date that the right was awarded to the Participant. Upon the exercise of a Tandem Stock Appreciation Right, a Participant shall be entitled to receive up to, but no more than, an amount in cash and/or Shares (as chosen by the Committee in its sole discretion) equal in value to the excess of the Fair Market Value of one Share over the Stock Option exercise price per Share specified in the Reference Stock Option Award Agreement multiplied by the number of Shares in respect of which the Tandem Stock Appreciation Right shall have been exercised, with the Committee having the right to determine the form of payment.

(f)          Deemed Exercise of Reference Stock Option. Upon the exercise of a Tandem Stock Appreciation Right, the Reference Stock Option or part thereof to which such Stock Appreciation Right is related shall be deemed to have been exercised for the purpose of the limitation set forth in Article IV of the Plan on the number of Shares to be issued under the Plan.

(g)         Termination. Unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, subject to the provisions of the applicable Award Agreement and the Plan, upon a Participant’s Termination of Service for any reason, Free Standing Stock Appreciation Rights may remain exercisable following a Participant’s Termination of Service on the same basis as Stock Options would be exercisable following a Participant’s Termination of Service in accordance with the provisions of Sections 6.3(f) through 6.3(j).

(h)         Non-Transferability. Free Standing Stock Appreciation Rights shall not be transferable by the Participant other than by will or by the laws of descent and distribution, and all such rights shall be exercisable, during the Participant’s lifetime, only by the Participant. Tandem Stock Appreciation Rights shall be transferable only when and to the extent that the underlying Stock Option would be transferable under Section 6.3(e) of the Plan.

(i)          Modification, Extension, and Renewal of Stock Appreciation Rights. The Committee may (i) modify, extend, or renew outstanding Stock Appreciation Rights granted under the Plan (provided that the rights of a Participant are not reduced without such Participant’s consent and provided, further, that such action does not subject the Stock Appreciation Rights to Section 409A of the Code without the consent of the Participant), and (ii) accept the surrender of outstanding Stock Appreciation Rights (to the extent not theretofore exercised) and authorize the granting of new Stock Appreciation Rights in substitution therefor (to the extent not theretofore exercised). Notwithstanding the foregoing, an outstanding Stock Appreciation Right may not be modified to reduce the exercise price thereof nor may a new Stock Appreciation Right at a lower price be substituted for a surrendered Stock Appreciation Right (other than adjustments or substitutions in accordance with Article IV), unless such action is approved by the stockholders of the Company.

(j)          Other Terms and Conditions. The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Stock Appreciation Right on a cashless basis on the last day of the term of such Stock Appreciation Right if the Participant has failed to exercise the Stock Appreciation Right as of such date, with respect to which the Fair Market Value of the Shares underlying the Stock Appreciation Right exceeds the exercise price of such Stock Appreciation Right on the date of expiration of such Stock Appreciation Right, subject to Section 14.4. Stock Appreciation Rights may contain such other provisions, which shall not be inconsistent with any of the terms of the Plan, as the Committee shall deem appropriate.

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Article VIII
RESTRICTED STOCK; RESTRICTED STOCK UNITS

8.1         Awards of Restricted Stock and Restricted Stock Units. Shares of Restricted Stock and Restricted Stock Units may be granted alone or in addition to other Awards granted under the Plan. The Committee shall determine the Eligible Individuals to whom, and the time or times at which, grants of Restricted Stock and/or Restricted Stock Units shall be made, the number of shares of Restricted Stock or Restricted Stock Units to be awarded, the price (if any) to be paid by the Participant (subject to Section 8.2), the time or times within which such Awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards. The Committee shall determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan, including any vesting or forfeiture conditions during the applicable restriction period. The Committee may condition the grant or vesting of Restricted Stock and Restricted Stock Units upon the attainment of specified performance targets (including the Performance Goals) or such other factor as the Committee may determine in its sole discretion.

8.2         Awards and Certificates. Restricted Stock and Restricted Stock Units granted under the Plan shall be evidenced by an Award Agreement and subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(a)         Restricted Stock:

(i)          Purchase Price. The purchase price of Restricted Stock shall be fixed by the Committee. The purchase price for shares of Restricted Stock may be zero to the extent permitted by Applicable Law, and, to the extent not so permitted, such purchase price may not be less than par value.

(ii)         Legend. Each Participant receiving Restricted Stock shall be issued a stock certificate in respect of such shares of Restricted Stock, unless the Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of shares of Restricted Stock. Such certificate shall be registered in the name of such Participant, and shall, in addition to such legends required by Applicable Law, bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

(iii)        Custody. If stock certificates are issued in respect of shares of Restricted Stock, the Committee may require that any stock certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares subject to the Restricted Stock Award in the event that such Award is forfeited in whole or part.

(iv)        Rights as a Stockholder. Except as provided in Section 8.3(a) and this Section 8.2(a) or as otherwise determined by the Committee in an Award Agreement, the Participant shall have, with respect to the shares of Restricted Stock, all of the rights of a holder of Shares, including, without limitation, the right to receive dividends, the right to vote such Shares, and, subject to and conditioned upon the full vesting of shares of Restricted Stock, the right to tender such shares; provided that the Award Agreement shall specify on what terms and conditions the applicable Participant shall be entitled to dividends payable on the shares of Restricted Stock.

(v)         Lapse of Restrictions. If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock, the certificates for such Shares shall be delivered to the Participant. All legends shall be removed from said certificates at the time of delivery to the Participant, except as otherwise required by Applicable Law or other limitations imposed by the Committee.

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(b)         Restricted Stock Units:

(i)          Settlement. The Committee may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practical after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A of the Code.

(ii)         Right as a Stockholder. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until Shares are delivered in settlement of the Restricted Stock Units.

(iii)        Dividend Equivalents. If the Committee so provides, a grant of Restricted Stock Units may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares, and may be subject to the same restrictions on transferability and forfeitability as the Restricted Stock Units with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement.

8.3         Restrictions and Conditions.

(a)         Restriction Period:

(i)          The Participant shall not be permitted to transfer shares of Restricted Stock awarded under the Plan or vest in Restricted Stock Units during the period or periods set by the Committee (the “Restriction Period”) commencing on the date of such Award, as set forth in the applicable Award Agreement and such agreement shall set forth a vesting schedule and any event that would accelerate vesting of the Restricted Stock and/or Restricted Stock Units. Within these limits, based on service, attainment of Performance Goals pursuant to Section 8.3(a)(ii), and/or such other factors or criteria as the Committee may determine in its sole discretion, the Committee may condition the grant or provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Restricted Stock Award or Restricted Stock Unit and/or waive the deferral limitations for all or any part of any Award.

(ii)         If the grant of shares of Restricted Stock or Restricted Stock Units or the lapse of restrictions or vesting schedule is based on the attainment of Performance Goals, the Committee shall establish the objective Performance Goals and the applicable vesting percentage applicable to each Participant or class of Participants in the applicable Award Agreement prior to the beginning of the applicable fiscal year or at such later date as otherwise determined by the Committee and while the outcome of the Performance Goals are substantially uncertain. Such Performance Goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions), and other similar types of events or circumstances.

(b)         Termination. Unless otherwise provided in the applicable Award Agreement or determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, upon a Participant’s Termination of Service for any reason during the relevant Restriction Period, all Restricted Stock or Restricted Stock Units still subject to restriction will be forfeited in accordance with the terms and conditions established by the Committee at grant or thereafter.

Article IX
PERFORMANCE AWARDS

9.1         Performance Awards. The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals either alone or in addition to other Awards granted under the Plan. The Performance Goals to be achieved during the Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The conditions for grant or vesting and the other provisions of Performance Awards (including, without limitation, any applicable Performance Goals) need not be the same with respect to each Participant. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee as set forth in the applicable Award Agreement.

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Article X
OTHER STOCK-BASED AND CASH AWARDS

10.1       Other Stock-Based Awards. The Committee is authorized to grant to Eligible Individuals Other Stock-Based Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares, including but not limited to, Shares awarded purely as a bonus and not subject to restrictions or conditions, Shares in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company, stock equivalent units, and Awards valued by reference to book value of Shares. Other Stock-Based Awards may be granted either alone or in addition to or in tandem with other Awards granted under the Plan.

Subject to the provisions of the Plan, the Committee shall have authority to determine the Eligible Individuals to whom, and the time or times at which, such Awards shall be made, the number of Shares to be awarded pursuant to such Awards, and all other conditions of the Awards. The Committee may also provide for the grant of Shares under such Awards upon the completion of a specified Performance Period. The Committee may condition the grant or vesting of Other Stock-Based Awards upon the attainment of specified Performance Goals as the Committee may determine, in its sole discretion.

10.2       Terms and Conditions. Other Stock-Based Awards made pursuant to this Article X shall be evidenced by an Award Agreement and subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(a)         Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, Shares subject to Awards made under this Article X may not be transferred prior to the date on which the Shares are issued or, if later, the date on which any applicable restriction, performance, or deferral period lapses.

(b)         Dividends. Unless otherwise determined by the Committee at the time of the grant of an Award, subject to the provisions of the Award Agreement and the Plan, the recipient of an Award under this Article X shall not be entitled to receive, currently or on a deferred basis, dividends or Dividend Equivalents in respect of the number of Shares covered by the Award.

(c)         Vesting. Any Award under this Article X and any Shares covered by any such Award shall vest or be forfeited to the extent so provided in the Award Agreement, as determined by the Committee, in its sole discretion.

(d)         Price. Shares under this Article X may be issued for no cash consideration. Shares purchased pursuant to a purchase right awarded under this Article X shall be priced as determined by the Committee in its sole discretion.

10.3            Cash Awards. The Committee may from time to time grant Cash Awards to Eligible Individuals in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by Applicable Law, as it shall determine in its sole discretion. Cash Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions, and if subject to vesting conditions, the Committee may accelerate the vesting of such Awards at any time in its sole discretion. The grant of a Cash Award shall not require a segregation of any of the Company’s assets for satisfaction of the Company’s payment obligation thereunder.

Article XI
CHANGE IN CONTROL PROVISIONS

11.1       Benefits. In the event of a Change in Control, and except as otherwise provided by the Committee in an Award Agreement, a Participant’s Awards shall be treated as determined by the Committee, including, but not limited to, in accordance with one or more of the following methods:

(a)         Awards, whether or not then vested, shall be continued, be assumed, or have new rights substituted therefor, as determined by the Committee in a manner consistent with the requirements of Section 409A of the Code, and restrictions to which shares of Restricted Stock or any other Award granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Restricted Stock or other Award shall, where appropriate in the sole discretion of the Committee, receive the same distribution as other Shares on such terms as determined by the Committee; provided that the Committee may decide to award additional Restricted Stock or other

Annex E-15

Awards in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto).

(b)         The Committee, in its sole discretion, may provide for the cancellation of Awards for an amount of cash equal to the excess (if any) of the Change in Control Price of the Shares covered by such Awards, over the aggregate exercise price of such Awards (to the extent applicable); provided, however, that if the exercise price of an Option or Stock Appreciation Right exceeds the Change in Control Price, such Award may be cancelled for no consideration.

(c)         The Committee may, in its sole discretion, terminate all outstanding and unexercised Stock Options, Stock Appreciation Rights, or any Other Stock-Based Award that provides for a Participant-elected exercise, effective as of the date of the Change in Control, by delivering notice of termination to each Participant at least twenty (20) days prior to the date of consummation of the Change in Control, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Change in Control, each such Participant shall have the right to exercise in full all of such Participant’s Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the Award Agreements), but any such exercise shall be contingent on the occurrence of the Change in Control, and, provided that, if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

(d)         Notwithstanding any other provision herein to the contrary, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions of an Award at any time.

Article XII
TERMINATION OR AMENDMENT OF PLAN

Notwithstanding any other provision of the Plan, the Board or the Committee may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan (including any amendment deemed necessary to ensure that the Company may comply with any Applicable Law), or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by Applicable Law or specifically provided herein, the rights of a Participant with respect to Awards granted prior to such amendment, suspension, or termination may not be materially impaired without the consent of such Participant and, provided, further, that without the approval of the holders of the Shares entitled to vote in accordance with Applicable Law, no amendment may be made that would (a) increase the aggregate number of Shares that may be issued under the Plan (except by operation of Article IV); (b) change the classification of individuals eligible to receive Awards under the Plan; (c) reduce the exercise price of any Stock Option or Stock Appreciation Right; (d) grant a new Stock Option, Stock Appreciation Right, or other Award in substitution for, or upon the cancellation of, any previously granted Stock Option or Stock Appreciation Right that has the effect of reducing the exercise price thereof; (e) exchange any Stock Option or Stock Appreciation Right for Common Stock, cash, or other consideration when the exercise price per Share under such Stock Option or Stock Appreciation Right exceeds the Fair Market Value of a Share; or (f) take any other action that would be considered a “repricing” of a Stock Option or Stock Appreciation Right under the applicable listing standards of the national exchange on which the Common Stock is listed (if any). Notwithstanding anything herein to the contrary, the Board or the Committee may amend the Plan or any Award Agreement at any time without a Participant’s consent to comply with Applicable Law, including Section 409A of the Code. The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Article IV or as otherwise specifically provided herein, no such amendment or other action by the Committee shall materially impair the rights of any holder without the holder’s consent.

Article XIII
UNFUNDED STATUS OF PLAN

The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payment as to which a Participant has a fixed and vested interest but which is not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company.

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Article XIV
GENERAL PROVISIONS

14.1       Legend. The Committee may require each person receiving Shares pursuant to a Stock Option or other Award under the Plan to represent to and agree with the Company in writing that the Participant is acquiring the Shares without a view to distribution thereof. In addition to any legend required by the Plan, the certificates for such Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer. All certificates for Shares delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed or any national securities exchange system upon whose system the Common Stock is then quoted, and any Applicable Law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. If the Shares are held in book-entry form, then the book-entry will indicate any restrictions on such Shares.

14.2       Other Plans. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

14.3       No Right to Employment/Directorship/Consultancy. Neither the Plan nor the grant of any Award hereunder shall give any Participant or other employee, Consultant, or Non-Employee Director any right with respect to continuance of employment, consultancy, or directorship by the Company or any Affiliate, nor shall there be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate such employment, consultancy, or directorship at any time.

14.4       Withholding of Taxes. A Participant shall be required to pay to the Company or one of its Affiliates, as applicable, or make arrangements satisfactory to the Company regarding the payment of, any income tax, social insurance contribution or other applicable taxes that are required to be withheld in respect of an Award. The Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy all or any portion of the applicable taxes that are required to be withheld with respect to an Award by (a) the delivery of Shares (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six (6) months (or such other period in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such withholding liability (or portion thereof); (b) having the Company withhold from the Shares otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, a number of Shares with an aggregate Fair Market Value equal to the amount of such withholding liability using the minimum statutory withholding rates (or such other rate as may be approved by the Committee so long as such withholding does not result in adverse treatment for financial accounting purposes); or (c) by any other means specified in the applicable Award Agreement or otherwise determined by the Committee.

14.5       Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards, or other securities or property shall be used or paid in lieu of fractional Shares or whether any fractional shares should be rounded, forfeited, or otherwise eliminated.

14.6       No Assignment of Benefits. No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be transferable in any manner, and any attempt to transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements, or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

14.7       Clawback Provisions. All Awards (including any proceeds, gains, or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to any Company clawback policy adopted by the Board or the Committee prior to, on, or after the Effective Date, including any clawback policy adopted to comply with Applicable Law (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as set forth in such clawback policy or the Award Agreement.

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14.8       Listing and Other Conditions.

(a)         Unless otherwise determined by the Committee, as long as the Common Stock is listed on a national securities exchange or system sponsored by a national securities association, the issuance of Shares pursuant to an Award shall be conditioned upon such Shares being listed on such exchange or system. The Company shall have no obligation to issue such Shares unless and until such Shares are so listed, and the right to exercise any Option or other Award with respect to such Shares shall be suspended until such listing has been effected.

(b)         If at any time counsel to the Company shall be of the opinion that any sale or delivery of Shares pursuant to an Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under Applicable Law, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Shares or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

(c)         Upon termination of any period of suspension under this Section 14.8, any Award affected by such suspension that shall not then have expired or terminated shall be reinstated as to all Shares available before such suspension and as to Shares that would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

(d)         A Participant shall be required to supply the Company with certificates, representations, and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent, or approval the Company deems necessary or appropriate.

14.9       Governing Law. The Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

14.10     Construction. Wherever any words are used in the Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

14.11     Other Benefits. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates or affect any benefit or compensation under any other plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

14.12     Costs. The Company shall bear all expenses associated with administering the Plan, including expenses of issuing Shares pursuant to Awards hereunder.

14.13     No Right to Same Benefits. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

14.14          Death/Disability. The Committee may in its discretion require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award. The Committee may also require the agreement of the transferee to be bound by all of the terms and conditions of the Plan.

14.15     Section 16(b) of the Exchange Act. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 14.15, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

Annex E-18

14.16     Deferral of Awards. The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares, or other consideration so deferred, and such other terms, conditions, rules, and procedures that the Committee deems advisable for the administration of any such deferral program.

14.17     Section 409A of the Code. The Plan and Awards are intended to comply with or be exempt from the applicable requirements of Section 409A of the Code and shall be limited, construed, and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary, or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with or be exempt from Section 409A of the Code and, to the extent such provision cannot be amended to comply therewith or be exempt therefrom, such provision shall be null and void. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall, to the extent necessary to avoid taxation under Section 409A of the Code, be delayed for the first six months following such separation from service (or, if earlier, until the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period. Notwithstanding any contrary provision of the Plan or any Award Agreement, any payment of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code ) that may be made in installments shall be treated as a right to receive a series of separate and distinct payments.

14.18     Successor and Assigns. The Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator, or trustee of such estate.

14.19     Severability of Provisions. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

14.20     Headings and Captions. The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

Article XV
EFFECTIVE DATE OF PLAN

The Plan was approved by the Board on ______, 2023 and shall become effective on ______, 2023, subject to the approval of the Plan by the stockholders of the Company in accordance with the requirements of the laws of the State of Delaware.

Article XVI
TERM OF PLAN

No Award shall be granted pursuant to the Plan on or after the 10th anniversary of the earlier of the date that the Plan is adopted or the date of stockholder approval, but Awards granted prior to such 10th anniversary may extend beyond that date.

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Annex F

Confidential	December 23, 2022
KludeIn I Acquisition Corp. 1096 Keeler Avenue Berkeley, CA 94708

Ladies and Gentlemen:

KludeIn I Acquisition Corp. (the “Company”) has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to provide an opinion (the “Opinion”) to the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Board of Directors) as of the date hereof as to the fairness, from a financial point of view, to the Company of the consideration to be issued by the Company in the contemplated transaction described below (the “Proposed Transaction”).

Description of the Proposed Transaction

Duff & Phelps understands that the Company, PAAS Merger Sub 1 Inc. (“Merger Sub 1”), PAAS Merger Sub 2 LLC (“Merger Sub 2”), and Near Intelligence Holdings Inc. (the “Target”) propose to enter into the Amended Merger Agreement (defined herein) dated as of December 23, 2022. All terms not defined herein shall have the meanings set forth in the Amended Merger Agreement. Pursuant to and in connection with the Amended Merger Agreement, (I) Near Pte. Ltd. (“N Sing”), will contribute the assets specified in the Contribution Agreement (defined herein) to the Target (the “Contribution”), (II) N Sing will distribute the capital stock of the Target received in the Contribution to N Sing shareholders (the “Distribution” and together with the Contribution, the “Reorganization”), and (III) Merger Sub 1 will be merged with and into the Target with the Target continuing as the surviving entity (the “First Merger”) and immediately following the First Merger, the Target will be merged with and into Merger Sub 2 with Merger Sub 2 continuing as the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”), as a result of the First Merger all of the capital stock of the Target will be cancelled in exchange for the right for the stockholders of the Target to receive the merger consideration consisting of a number of Purchaser Securities with an aggregate value equal to $575 million plus the aggregate amount of proceeds of the Permitted Equity Financing (if any), adjusted for (a) Closing Net Debt, (b) the Closing Net Working Capital Amount relative to the Target Net Working Capital Amount, and (c) Transaction Expenses (the “Merger Consideration”).

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.    Reviewed the following documents:

a.    The Company’s prospectus on Form S-1 dated January 6, 2021 and filed with the Securities and Exchange Commission (“SEC”) on January 8, 2021, audited financial statements on Form 10-K filed with the SEC for the years ended December 31, 2020 and December 31, 2021, and unaudited financial statement on Form 10-Q filed with the SEC for the nine months ended September 30, 2022;

Kroll, LLC 167 North Green Street Floor 12 Chicago, IL 60607	T +1 312 697 4600

Annex F-1

KludeIn I Acquisition Corp.

December 23, 2022

b.    The Company’s Form S-4 filed with the SEC on June 30, 2022, as amended on November 30, 2022;

c.    Audited financial statements for the Target for the fiscal years ended March 31, 2018, March 31, 2019, March 31, 2020, and December 31, 2021;

d.    Unaudited financial information for the Target for the calendar years ended December 31, 2019 through December 31, 2021 and the nine months ended September 30, 2022, which Target management identified as being the most current financial statements available;

e.    Estimated financial information for the Target for the calendar year ended December 31, 2022, provided to us by management of the Target and approved for our use by Company management;

f.    Other internal documents relating to the history, financial conditions and prospects, current and future operations, and probable future outlook of the Target, including financial projections for the calendar years 2023 and 2024, provided to us by management of the Target and approved for our use by Company management (the “Management Projections”);

g.    The Near Investor Presentation as updated and supplemented by additional information provided by management of the Target and the Company through the date hereof; and

h.    Documents related to the Proposed Transaction, including (i) the Amendment No. 2 to the Agreement and Plan of Merger by and among the Company, Merger Sub 1, Merger Sub 2, and the Target dated as of December 23, 2022 (collectively, the “Amended Merger Agreement”) and (ii) the Contribution Agreement dated as of April 19, 2022 by and between the Target and N Sing (the “Contribution Agreement”);

2.    Discussed the information referred to above and the background and other elements of the Proposed Transaction with Target management and the management of the Company;

3.    Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

4.    Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.    Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Target management and Company management, and did not independently verify such information;

2.    Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.    Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing or approving for our use the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.    Assumed that information supplied and representations made by Target management and Company management are substantially accurate regarding the Company and the Proposed Transaction;

Annex F-2

KludeIn I Acquisition Corp.

December 23, 2022

5.    Assumed, for purposes of Duff & Phelps’ analysis, that there are no material differences between IFRS and U.S. GAAP in the Target’s historical financial statements;

6.    Assumed that the representations and warranties made in the Contribution Agreement and the Amended Merger Agreement are substantially accurate;

7.    Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

8.    Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or the Target since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

9.    Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Contribution Agreement and the Amended Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof;

10.  Assumed at the Company’s direction that the Trust Account balance of the Company per share provides a reasonable basis upon which to evaluate the Company’s common stock to be issued in connection with the Proposed Transaction; and

11.  Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company, the Target or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Target, or the Proposed Transaction.

Duff & Phelps did not evaluate the Company’s or the Target’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company or the Target, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Contribution Agreement, the Amended Merger Agreement and the Proposed Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock or the Target’s common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or the Target’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

Annex F-3

KludeIn I Acquisition Corp.

December 23, 2022

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s or the Target’s officers, directors, or employees, or any class of such persons, relative to the consideration to be issued by the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction; (iv) does not indicate that the consideration issued is the best possibly attainable under any circumstances; and (v) includes the Management Performance Plan issued pursuant to section 5.12 of the Amended Merger Agreement in the Merger Consideration; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated December 21, 2021 (together with the addendum dated December 19, 2022, the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ delivery of this Opinion and a portion is payable upon closing of the Proposed Transaction. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Merger Consideration to be issued by the Company in the Proposed Transaction is fair from a financial point of view to the Company.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps Opinions Practice
Kroll, LLC

Annex F-4

Annex G

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail KLUDEIN I ACQUISITION CORP. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on March 19, 2023. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online special meeting, you will need your 12 digit control number to vote electronically at the special meeting. To attend: https://www.cstproxy.com/kludein/2023 MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS KLUDEIN I ACQUISITION CORP. The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the notice and proxy statement, dated February 13, 2023, (the “Proxy Statement”) in connection with the special meeting of stockholders of KludeIn I Acquisition Corp. (the “Company”) and at any adjournments thereof (the “Meeting”) to be held virtually at https://www.cstproxy.com/kludein/2023 at 10:00 a.m., Eastern time on March 20, 2023 as a virtual meeting for the sole purpose of considering and voting upon the following proposals, and hereby appoints Narayan Ramachandran and Mini Krishnamoorthy, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the common stock of the Company registered in the name provided, which the undersigned is entitled to vote at the Meeting and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy Statement. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed, on the other side)

Annex G-1

Important Notice Regarding the Internet Availability of Proxy Materials for the Special Meeting of Stockholders To view the Proxy Statement and to Attend the Special Meeting, please go to: https://www.cstproxy.com/kludein/2023 PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. Please mark your votes like this FOR AGAINST ABSTAIN 1. Proposal No. 1 — The NTA Proposal — To consider and vote on amendments to the current Amended and Restated Certificate of Incorporation of KludeIn (the “Existing Charter”), which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by KludeIn, prior to the consummation of the proposed Business Combination, to remove from the Existing Charter (i) the limitation on share repurchases prior to the consummation of a business combination that would cause KludeIn’s net tangible assets (“NTA”) to be less than $5,000,001 following such repurchases, and (ii) the limitation that KludeIn shall not consummate a business combination if it would cause KludeIn’s NTA to be less than $5,000,001 either immediately prior or subsequent to the consummation of such business combination. A copy of the NTA Amendments to the Existing Charter is attached to this proxy statement/prospectus as Annex A. Proposal No. 1 is referred to in the proxy statement/ prospectus as the “NTA Proposal”; FOR AGAINST ABSTAIN 2. Proposal No. 2 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger, dated as of May 18, 2022 (as amended on November 3, 2022, December 23, 2022 and January 17, 2023, and as may be further amended and/or restated from time to time, the “Merger Agreement”), by and among KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), Paas Merger Sub 1 Inc., a Delaware corporation and wholly-owned subsidiary of KludeIn (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly-owned subsidiary of KludeIn (“Merger Sub 2”), and Near Intelligence Holdings Inc., a Delaware corporation (“Near”), pursuant to which (i) Merger Sub 1 will merge with and into Near, with Near surviving the merger as a wholly-owned subsidiary of KludeIn (the “First Merger”), and (ii) immediately following the First Merger, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the other transactions described in the Merger Agreement, the “Merger”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B-1. Proposal No. 2 is referred to in the proxy statement/prospectus as the “Business Combination Proposal”; FOR AGAINST ABSTAIN 3. Proposal No. 3 — The Charter Proposal — To consider and vote upon a proposal to approve the proposed amended and restated certificate of incorporation of New Near in the form attached to the proxy statement/prospectus as Annex C (the “Proposed Charter”). Proposal No. 3 is referred to in the proxy statement/prospectus as the “Charter Proposal”; 4. Proposal No. 4 — The Governance Proposals — To consider and vote upon, on a non-binding advisory basis, certain governance provisions in the proposed New Near Charter, presented separately in accordance with the U.S. Securities and Exchange Commission (“SEC”) requirements (Proposals No. 4.A through 4.E). Proposal No. 4 is referred to in the proxy statement/ prospectus as the “Governance Proposals”: FOR AGAINST ABSTAIN Proposal No. 4.A: Number of Authorized Shares Proposal No. 4.B: No Class Vote on Changes in Authorized Number of Stock Proposal No. 4.C: Required Vote to Amend the Proposed Bylaws Proposal No. 4.D: Limitation of Exclusive Forum Provision Proposal No. 4.E: Update of Other Provisions FOR AGAINST ABSTAIN 5. Proposal No. 5 — The Nasdaq Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq Capital Market listing rules, the issuance of more than 20% of KludeIn’s issued and outstanding common stock in connection with the Common Stock Financing. Proposal No. 5 is referred to in the proxy statement/ prospectus as the “Nasdaq Proposal”; FOR AGAINST ABSTAIN 6. Proposal No. 6 — The Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the 2023 Plan, a copy of which is attached to the proxy statement/prospectus as Annex E. Proposal No. 6 is referred to in the proxy statement/prospectus as the “Equity Incentive Plan Proposal”; FOR AGAINST ABSTAIN 7. Proposal No. 7 — The Director Election Proposal — To consider and vote upon the election of five (5) directors, who, upon consummation of the Business Combination, will constitute all the members of the board of directors of New Near. Proposal No. 7 is referred to in the proxy statement/prospectus as the “Director Election Proposal”; and FOR AGAINST ABSTAIN 8. Proposal No. 8 — The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, at the determination of the KludeIn Board. Proposal No. 8 is referred to in the proxy statement/prospectus as the “Adjournment Proposal”. CONTROL NUMBER Signature Signature, if held jointly Date Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Annex G-2